Form 20-F
period 2013-12-31
Enzymotec Ltd.
filed 2014-02-13
CIK 1578809

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report_______________

Commission File Number 001-36073

ENZYMOTEC LTD.

(Exact Name of Registrant as specified in its charter)

ISRAEL

(Jurisdiction of incorporation or organization)

Enzymotec Ltd.
Sagi 2000 Industrial Area
P.O. Box 6
Migdal Ha’Emeq 2310001, Israel

 (Address of principal executive offices)

Ariel Katz

President and Chief Executive Officer

Enzymotec Ltd.
Sagi 2000 Industrial Area
P.O. Box 6
Migdal Ha’Emeq 2310001, Israel
+972-74-717-7177

+972-74-7177-008

(Name, telephone, email and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Act of 1933 (“Securities Act”):

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value NIS 0.01 per share	Nasdaq Stock Market LLC
(Nasdaq Global Select Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2013: 21,564,820 ordinary shares, NIS 0.01 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (“Exchange Act”):

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (section 229.405 of this chapter), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☐   No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐   No ☒

PRELIMINARY NOTES

Introduction

As used herein, and unless the context suggests otherwise, the terms “Enzymotec,” “we,” “us,” “our,” the “Company” and similar designations refer to Enzymotec Ltd. and its wholly-owned subsidiaries, Enzymotec USA, Inc. and VAYA Pharma, Inc., and, where the context so requires, its 50%-owned joint venture, Advanced Lipids AB, a Swedish company. In this document, references to “NIS” or “shekels” are to New Israeli Shekels, and references to “dollars,” “USD” or “$” refer to U.S. dollars.

The U.S. dollar (“dollar”) is the currency of the primary economic environment in which the operations of the Company are conducted and is the Company’s reporting currency. The majority of the Company's sales are in dollars; the majority of the Company’s expenses are incurred in dollars; and the majority of the Company’s financing has been provided in dollars. Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items in the statements of operations and comprehensive income (loss) (indicated below), the following exchange rates are used: (i) for transactions-exchange rates at transaction dates or average rates; and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization, etc.) — historical exchange rates. Currency transaction gains and losses are recorded in financial income (expenses), as appropriate.

The functional currency of the Company's equity investee, Advanced Lipids, is the Swedish Krona, which is the currency of the primary economic environment in which the operations of Advanced Lipids are conducted. Currency translation adjustments are presented within other comprehensive income (loss).

Market and Industry Data and Forecasts

This Form 20-F includes statistical data, market data and other industry data and forecasts, which we obtained from market research, publicly available information and independent industry publications and reports that we believe to be reliable sources.

Forward-Looking Statements

We make forward-looking statements in this Form 20-F that are subject to risks and uncertainties. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions. The statements we make regarding the following matters are forward-looking by their nature:

•	our expectations regarding future growth, including our ability to develop new products;

•	our ability to obtain raw materials and manage related costs;

•	our ability to maintain and expand relationships with our existing customers and to develop relationships with new customers;

•	our ability to maintain and grow our reputation and the acceptance of our products;

•	our ability to commercialize our products as prescription drugs;

•	our expectations regarding the outcome of litigation or other legal proceedings; and

•	our ability to maintain adequate protection of our intellectual property.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties, including those described in “ITEM 3.D. — Risk factors.” In addition, the section of this Form 20-F entitled “ITEM 4 – Information on the Company” contains information obtained from independent industry sources that we have not independently verified.

You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Form 20-F, to conform these statements to actual results or to changes in our expectations.

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2: Offer Statistics and Expected Timetable

Not applicable.

ITEM 3: Key Information

A.	Selected Financial Data

The following table sets forth our selected consolidated financial data, which is derived from our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. You should read the following selected consolidated financial data in conjunction with “ITEM 5: Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The selected consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 is derived from our audited consolidated financial statements presented elsewhere in this Form 20-F. The selected consolidated balance sheet data as of December 31, 2011 has been derived from audited consolidated financial statements included in “ITEM 18: Financial Statements,” which have been prepared in accordance with generally accepted accounting principles in the United States.

You should read this selected financial data in conjunction with, and it is qualified in its entirety by, reference to our historical financial information and other information provided in this Form 20-F including “ITEM 5: Operating and Financial Review and Prospects” and our consolidated financial statements and related notes. The historical results set forth below are not necessarily indicative of the results to be expected in future periods.

	Year ended December 31,
	2011	2012	2013
	(in thousands, except per share data)
Consolidated statements of operations data:
Net revenues	$23,019	$37,867	$64,975
Cost of revenues	13,468	19,815	32,110
Gross profit	9,551	18,052	32,865
Operating expenses:
Research and development, net	3,860	4,611	5,947
Selling and marketing	3,580	5,191	6,725
General and administrative	2,458	2,935	8,434
Total operating expenses	9,898	12,737	21,106

Operating income (loss)	(347)	5,315	11,759
Financial expense, net	(416)	(539)	(531)
Income (loss) before taxes on income	(763)	4,776	11,228

Taxes on income	(137)	(180)	(324)
Share in profits of equity investee	36	186	491
Net income (loss)	$(864)	$4,782	$11,395

Earnings (loss) per ordinary share:(1)
Basic	$(0.29)	$0.33	$0.66
Diluted	$(0.29)	$0.28	$0.53
Weighted average number of ordinary shares used in computing earnings (loss) per ordinary share:(1)
Basic	2,965,481	2,996,624	7,544,387
Diluted	2,965,481	3,461,877	9,286,456

	As of December 31,
	2011	2012	2013
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$4,787	$2,729	$74,430
Current assets	21,801	26,649	107,899
Current liabilities	12,276	11,546	16,996
Total assets	45,629	50,970	136,373
Total debt	11,200	5,900	4,200
Total liabilities	18,100	16,789	18,479
Shareholders’ equity	27,529	34,181	117,903

	Year ended December 31,
	2011	2012	2013
	(in thousands)
Supplemental financial data:
Adjusted EBITDA(2)	$1,273	$7,262	$16,074
Non-GAAP net income (loss)(2)	(521)	5,049	13,786

______________

(1)	Basic and diluted earnings (loss) per ordinary share is computed based on the basic and diluted weighted average number of ordinary shares outstanding during each period using the two-class method for participating preferred shares for the period before our initial public offering. For additional information, see notes 1r and 16 to our consolidated annual financial statements included elsewhere in this Form 20-F.
(2)	Adjusted EBITDA and non-GAAP net income (loss) are non-GAAP financial measures. For definitions of these financial measures and reconciliations to our net income, see “— Non-GAAP Financial Measures” below.

Segment Data

The following tables summarize segment data for the years ended December 31, 2011, 2012 and 2013, which is derived from note 5 to our audited consolidated financial statements included elsewhere in this Form 20-F. The financial information included in this table under the heading “Nutrition segment” includes the results of operations of AL using the proportionate consolidation method. While under the equity method used in the presentation of our consolidated statements of operations, we recognize our share in the net results of AL as a share in profits of equity investee, under U.S. GAAP, for purposes of segment reporting, we are required to present our results of operations on the same basis provided to and utilized by management to analyze the relevant segment’s results of operations, which is achieved using the proportionate consolidation method of reporting. Under the proportionate consolidation method, we recognize our proportionate share of the gross revenues of AL and record our proportionate share of the joint venture’s costs of production in our statement of operations. For more information regarding the accounting treatment of AL in our consolidated and segment statements of operations, see “Item 5. Operating and Financial Review and Prospects — Operating Results — Joint venture accounting.”

	Year ended December 31, 2011
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	(in thousands)
Net revenues	$27,266	$739	$28,005	$(4,986)	$23,019
Cost of revenues(2)	17,955	447	18,402	(4,942)	13,460
Gross profit(2)	9,311	292	9,603	(44)	9,559
Operating expenses(2)	7,735	1,828	9,563	—	9,563
Depreciation and amortization	1,168	65	1,233
Adjusted EBITDA(4)	$2,744	$(1,471)	$1,273

	Year ended December 31, 2012
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	(in thousands)
Net revenues	$44,380	$1,832	$46,212	$(8,345)	$37,867
Cost of revenues(2)	27,297	588	27,885	(8,087)	19,798
Gross profit(2)	17,083	1,244	18,327	(258)	18,069
Operating expenses(2)	7,850	4,637	12,487	—	12,487
Depreciation and amortization	1,304	118	1,422
Adjusted EBITDA(4)	$10,537	$(3,275)	$7,262

	Year ended December 31, 2013
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	(in thousands)
Net revenues	$76,167	$4,444	$80,611	$(15,636)	$64,975
Cost of revenues(2)	45,804	1,255	47,059	(14,981)	32,078
Gross profit(2)	30,363	3,189	33,552	(655)	32,897
Operating expenses(3)	13,009	6,020	19,029	—	19,029
Depreciation and amortization	1,415	136	1,551
Adjusted EBITDA(4)	$18,769	$(2,695)	$16,074

____________________

(1)	Represents the change from proportionate consolidation to the equity method of accounting.
(2)	Includes depreciation and amortization, but excludes share-based compensation expense.
(3)	Includes depreciation and amortization, but excludes share-based compensation expense and IPO-related bonuses.
(4)	Adjusted EBITDA is a non-GAAP financial measure. For a definition and a reconciliation of adjusted EBITDA to our net income, see “— Non-GAAP Financial Measures” below.

Non-GAAP Financial Measures

Adjusted EBITDA and non-GAAP net income (loss) are metrics used by management to measure operating performance. Adjusted EBITDA represents net income excluding (a) financial expenses, net, (b) taxes on income, (c) depreciation and amortization, (d) share-based compensation expense and (e) other unusual income or expenses, and after giving effect to the change from the equity method of accounting for our joint venture to the proportionate consolidation method. Non-GAAP net income (loss) represents net income excluding (i) share-based compensation expense; and (ii) other unusual income or expenses.

We present adjusted EBITDA as a supplemental performance measure because we believe it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial assets and liabilities denominated in currencies other than our functional currency (affecting financial expenses, net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and book depreciation of fixed assets (affecting relative depreciation expense). In addition, both adjusted EBITDA and non-GAAP net income (loss) exclude the non-cash impact of share-based compensation expense and a number of unusual items that we do not believe reflect the underlying performance of our business. Because adjusted EBITDA and non-GAAP net income (loss) facilitate internal comparisons of operating performance on a more consistent basis, we also use adjusted EBITDA and non-GAAP net income (loss) in measuring our performance relative to that of our competitors.

Adjusted EBITDA and non-GAAP net income (loss) are not measures of our financial performance under U.S. GAAP and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with U.S. GAAP or as alternatives to cash flow from operating activities as measures of our profitability or liquidity. Adjusted EBITDA and non-GAAP net income (loss) have limitations as analytical tools, and you should not consider these financial measures in isolation or as a substitute for analysis of our results as reported under U.S. GAAP as the excluded or included items may have significant effects on our operating results and financial condition. When evaluating our performance, you should consider adjusted EBITDA and non-GAAP net income (loss) alongside other financial performance measures, including cash flow metrics, net income, operating income (loss) and our other U.S. GAAP results.

The following table presents a reconciliation of adjusted EBITDA to net income for each of the periods indicated:

	Year ended December 31,
	2011	2012	2013
	(in thousands)
Reconciliation of adjusted EBITDA:
Adjusted EBITDA	$1,273	$7,262	$16,074
Accounting for joint venture	(44)	(258)	(655)
Depreciation and amortization	(1,233)	(1,422)	(1,551)
IPO-related bonuses	―	―	(1,000)
Share-based compensation expense	(343)	(267)	(1,109)
Operating income (loss)	(347)	5,315	11,759
Financial expenses, net	(416)	(539)	531
Income (loss) before taxes on income	(763)	4,776	11,228
Taxes on income	(137)	(180)	(324)
Share in profits of equity investee	36	186	491
Net income (loss)	$(864)	$4,782	$11,395

The following table presents a reconciliation of non-GAAP net income (loss) to net income for each of the periods indicated:

	Year ended December 31,
	2011	2012	2013
	(in thousands)
Reconciliation of non-GAAP net income (loss):
Non-GAAP net income (loss)	$(521)	$5,049	$13,786
Interest expense relating to early repayment of long-term debt	―	―	(282)
IPO-related bonuses	―	―	(1,000)
Share-based compensation expense	(343)	(267)	(1,109)
Net income (loss)	$(864)	$4,782	$11,395

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the following risk factors, in addition to the other information set forth in this Form 20-F, before purchasing our ordinary shares. If any of the following risks actually occurs, our business, financial condition and results of operations could suffer. In that case, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment.

Risks relating to our business and industry

We depend on third parties to obtain raw materials, in particular krill, necessary for the production of our products.

We depend on third parties to supply krill meal, an essential raw material for the production of our krill oil, which accounted for 53.8% of our total net revenues (or 43.3% of our total segment net revenues, based on the proportionate consolidation method) in 2013. Krill are small crustaceans found in oceans throughout the world. There are two primary ocean regions where krill is harvested: the Southern Ocean (Antarctic krill) and the North Pacific Ocean, mainly off the coasts of Japan and Canada (Pacific krill). We currently purchase krill meal pursuant to a memorandum of understanding with the owners of a vessel that harvests Antarctic krill (and which processes the freshly caught krill into krill meal onboard the vessel). We also purchase krill meal from several other suppliers, subject to availability. There are a limited number of vessels capable of producing krill meal onboard. In 2013, a distribution company from which we previously purchased krill meal declared bankruptcy and although no material disruption to our krill meal supply occurred and we were able to make alternative arrangements with the owner of the vessel, if we, for any reason, are no longer able to obtain the krill meal from a supplier on terms reasonable to us, or at all, this would have a material adverse effect on our results of operations and financial condition. We have also taken steps to identify alternative sources of krill meal, including recently signing a purchase agreement with a supplier of frozen krill, which is more readily obtainable and which can be processed onshore. We do not, however, have a long-term supply agreement with any supplier of frozen krill. We intend to meet our krill meal needs in the future by sourcing krill meal from both vessels that process krill meal onboard and suppliers of frozen krill. While we have expanded our supplier base by beginning to use frozen krill, we cannot give any assurance regarding our ability to secure sufficient supply sources at competitive prices and upon fair and reasonable contractual terms and conditions or successfully implement the requisite logistical changes required.

A high proportion of the sales of our InFat product is sold to end users by a single company in China.

In 2013, sales of InFat, the infant formula ingredient product sold by our joint venture, AL, accounted for 25.6% of our total net revenues (or 40.0% of our total segment net revenues based on the proportionate consolidation method). China is the largest market for nutrition products containing InFat. Sales of InFat are spread among a number of different non-Chinese manufacturers primarily producing products containing InFat for Chinese infant formula brands, as well as a number of different Chinese manufacturers. The infant nutrition products produced by such manufacturers and using InFat may be sold under the manufacturers’ own brand name, or manufactured for sale by third parties under such third party’s own brand name, and in some cases, the third parties have their branded product manufactured by several different manufacturers. In 2013, we estimate that approximately 40% of total InFat net revenues were attributable to sales in China by, and under the brand name of, Biostime International Holdings Ltd., a large Chinese pediatric nutrition company. We estimate that sales of InFat attributable to sales in China by, and under the brand name of, Biostime accounted for between 10% to 12% of our consolidated net revenues in 2013. Although we expect this end customer to remain significant in the future, we expect the degree of concentration to decrease because of sales to new InFat end customers based on existing contractual commitments. Nonetheless, were this company, for any reason, to suffer a substantial decrease in sales, or to cease operations, or discontinue the inclusion of our InFat ingredient in all or a significant portion of the infant nutrition products sold under its brand name, this could significantly adversely affect our sales of the InFat product, which could materially adversely impact our business, financial condition and results of operations. Furthermore, Chinese authorities have recently launched investigations and levied fines related to alleged price fixing by infant nutrition companies including Biostime and may do so in the future. To the extent that there are future investigations regarding alleged anti-competitive practices by our end customers, their reputations and results of operations could be harmed, which in turn could adversely impact our business, financial condition and results of operations.

We are subject to a degree of customer concentration and our customers do not enter into long-term purchase commitments with us.

Our six largest customers in 2013 (excluding Invita Australia) accounted for 40% of our revenues in that year. We have excluded Invita Australia from this calculation because, while it accounted for 12% of our consolidated net revenues in 2013, we believe we could continue sales to its end customers with minimal disruption in the event that it was unable to do so. Our remaining significant customers in 2013 include one North American purchaser of krill products that accounted for 15% of our revenues in that year up from less than 2% in 2012. Other than with respect to InFat, our customers generally do not enter long-term purchase commitments with us and we may therefore have limited insight into their future purchasing plans. Even if a significant customer continues to purchase our products at the same or a greater level, their decision to defer a purchase, even for a few weeks, could materially adversely impact our results of operations in a particular quarter. Although we expect customer concentration to remain significant in the future, we expect the degree of concentration to decrease as we continue to grow our business. Nevertheless, our results of operations may be materially adversely affected if a significant customer elects to stop purchasing our products and we are unable to find new purchasers to offset the loss of that customer.

We are currently subject to litigation, which may subject us to monetary damages or prevent us from selling certain of our krill products in the United States.

Our commercial success depends in part on our ability to operate without infringing upon the proprietary rights of others. We are involved in ongoing legal proceedings in the United States concerning our krill oil products with one of our principal competitors in that market, Neptune (see “Item 8. Financial Information — Consolidated Financial Statements and Other Financial Information — Legal Proceedings” below). Starting in October 2011, Neptune filed a series of complaints alleging patent infringement by one or more of our krill oil products in the U.S. District Court for the District of Delaware. In addition, in April 2013, we received a Notice of Institution of Investigation from the U.S. International Trade Commission, or ITC, regarding a similar complaint filed by Neptune in that forum.

A hearing was scheduled for December 17, 2013, but prior to the date of the hearing, we entered into a non-binding term sheet with Neptune for the settlement of the claims. As a result of our entry into the term sheet, the ITC proceeding was stayed through January 15, 2014 pending our agreement with Neptune on definitive terms of the settlement and entry into a binding settlement agreement. The stay was then extended until February 5, 2014. We were not able to finalize the settlement agreement during this time. On February 11, 2014, the parties informed the ITC Administrative Law Judge that they would request mediation and would be filing a motion for a further 60-day stay of the ITC proceedings. We do not know whether this matter will be settled through mediation or otherwise or whether the ITC proceedings will be re-commenced.

If any of the patents asserted by Neptune are found to be valid, infringed and enforceable, we may be subject to monetary damages in the form of lost profits or a reasonable royalty, as determined by the District Court. Neptune may also be granted injunctive relief which would prevent us from selling the infringing products in the United States, a significant market for our krill oil products. Moreover, defending against these claims or similar claims in the future may be time-consuming, costly and may divert management’s time and attention from our business. In addition to any monetary damages awarded against us, in some instances we have also agreed to be financially responsible for any damages awarded against certain of our customers as a result of the purchase, importation, use, sale or offer to sell of our products if they are found to infringe certain of Neptune’s intellectual property rights. As a result, and regardless of outcome, these proceedings could materially adversely impact our business and financial results.

Our offering of products as “medical foods” in the United States may be challenged by regulatory authorities.

The products offered within our VAYA Pharma segment are sold under physician supervision in the United States as “medical foods,” on the basis of their meeting the criteria for “medical foods” in the Federal Food, Drug, and Cosmetic Act (FDCA) and FDA regulations. The term medical food is defined in the FDCA as a food which is formulated to be consumed or administered enterally under the supervision of a physician and which is intended for the specific dietary management of a disease or condition for which distinctive nutritional requirements, based on recognized scientific principles, are established by medical evaluation. See “Item 3. Key Information — Risk Factors — Risks related to government regulation — VAYA Pharma segment” below. Medical foods are not required to undergo premarket review or approval by the FDA.

We believe that our VAYA Pharma products meet the criteria for “medical foods” established by the FDCA, and that the labeling and marketing of our medical foods is consistent with FDA regulatory requirements. However, our offering of one or more of these products as “medical food” could be challenged by the FDA. The FDA has recently issued warning letters to other companies challenging the classification of their products as “medical food.” We believe that these letters indicate that the FDA may be applying a more narrow interpretation of what qualifies as a “medical food.” Given this enhanced focus on medical food companies, we cannot provide any assurance that we will not also receive such a letter and the FDA could take the position that one or more of our medical food products may not be lawfully sold in the United States as “medical food.” If such a challenge were to occur we could incur significant costs responding to such a claim and defending our products’ status as medical foods and ultimately litigation. If we are not able to demonstrate to the FDA’s satisfaction that the product(s) meet the regulatory requirements for “medical foods,” we would need to suspend further sale and distribution of the alleged violative products in, and could be required to withdraw such product or products from the U.S. market. We could seek to re-position the products as “dietary supplements,” a distinct category of “food” under the FDCA and FDA regulations. This would require new labels, labeling and revised claims for the products, and would impose other regulatory requirements on us not applicable to “medical foods.” In the alternative, we could commence the process of seeking FDA approval of the product(s) as a “drug,” a procedure that requires pre-clinical safety data and clinical studies to show safety and efficacy. The drug development process can be lengthy and may involve the expenditure of substantial monetary and other resources. Furthermore, the process is uncertain, as there can be no assurance that the product or products will ultimately be approved by the FDA as drugs. The United States is the principal market for the sales of the products of our VAYA Pharma segment and the cessation of such sales, even for a limited period, could have a material adverse effect on our operations, financial situation, operating results and business prospects. In addition, were we to be unsuccessful in obtaining FDA approval in the United States, this could significantly adversely affect the sale of the products outside the United States.

We rely on our Swedish joint venture partner to manufacture InFat and certain matters related to the joint venture are the subject of disagreement.

All of the revenues from sales of our InFat product are derived from sales by AL. The term of this joint venture expires on December 31, 2016, subject to extension for additional three-year periods, unless we or AAK terminate the joint venture upon giving notice of termination no later than twelve months prior to the applicable expiration date. Subject to the continuation of the parties’ respective supply obligations to the joint venture agreement following its termination, there can be no assurance that AAK will continue its relationship with us beyond the expiration of the current term of the joint venture.

We are precluded from competing with AL during the term of the relationship. Further, if upon termination of the agreement we sell our share in AL to AAK pursuant to the buy/sell mechanism contained in the joint venture agreement, we would be subject, during the three-year period after the end of provision of services under the agreement, to non-competition obligations. Such obligations would preclude us from developing or producing InFat or competing products. Such non-competition obligations could limit our development and sales of new or existing products and could have a material adverse effect on our business, financial condition and results of operations.

AAK indicated to us in several letters as we prepared for our September 2013 initial public offering its concern that our disclosures in connection with that offering may violate the non-disclosure obligations related to AL contained in the joint venture agreement. The agreement permits disclosure of information by “any” joint venture partner “being publicly traded,” provided such joint venture partner, among other things, uses best efforts not to disclose confidential information and minimizes any disclosures to the maximum extent possible. It is our position based on legal advice we received that we were permitted to disclose information related to AL and required to be disclosed under law in connection with our initial public offering, as well as subsequently in connection with our public company status, and we believe that we have complied with the other limitations in the joint venture agreement. Nevertheless, AAK informed us shortly following the offering of its position that we had breached such non-disclosure obligations and, pursuant to initial dispute resolution provisions in the joint venture agreement, requested a consultation with us. We in turn requested a consultation in connection with breaches of the agreement that we allege AAK has made. The consultations took place in November 2013 and did not result in a resolution of the dispute. Since such consultations, the parties have corresponded with respect to holding a meeting of our respective Chairmen, which is the next required dispute resolution step under the agreement prior to arbitration; however, a meeting has not taken place. AAK may ultimately challenge our position through arbitration proceedings in which it may seek monetary damages or may seek to prove that we committed a material breach that caused grave and serious damage to AL or AAK, in which case it may be entitled to acquire our interest in AL for no consideration. We do not know whether AAK will pursue any claim and, if it does, the form that such claim might take. The outcome of any legal proceedings, if commenced, is inherently uncertain. Any such proceedings could be disruptive to the joint venture’s activities and require significant attention from our management, and an adverse determination could have a material adverse effect on our business.

In addition, under the joint venture agreement, we and AAK are each responsible for particular functions related to the production, marketing and sale of the final InFat product. In particular, we are responsible for research and development, business development and marketing, and AAK is responsible for the production, management of inventory, logistics relating to the sales and delivery of the InFat product and obtaining permits and licenses related to AL’s operations in Sweden. We have an ongoing disagreement with AAK over certain operational matters, including responsibility for certain functions related to sales of the joint venture’s products.

The operations of the joint venture have not been impacted by either of the above disagreements, although we cannot predict whether that will continue in the future.

Irrespective of any disagreement, AAK may have economic or business interests or goals that are inconsistent with ours. Moreover, we currently participate in one other joint venture to pursue additional business opportunities and may enter into other joint ventures in the future. AAK or any other current or future joint venture partner may:

•	take actions contrary to our policies or objectives;

•	undergo a change of control;

•	experience financial and other difficulties; or

•	be unable or unwilling to fulfill its obligations under the joint venture,

each of which may affect our financial condition or results of operations. In addition, no assurance can be given that the actions or decisions of our joint venture partner(s) will not affect our joint ventures in a way that hinders our corporate objectives or that causes material adverse effects on our business, financial condition or results of operations.

We are dependent on a single facility that houses the majority of our operations.

Our administrative headquarters, all of our research and development laboratories and our production plant are located in a single facility in the Sagi 2000 Industrial Area, near Migdal Ha’Emeq, Israel. The manufacture of all of the products that we sell takes place at this facility, other than the final InFat product, our Omega-PC product, certain grades of our Sharp GPC product, and a portion of the processing of crude krill oil and crude fish oils. Although the InFat product sold by AL is manufactured in Sweden, the production of the InFat enzymes, the core element for the manufacture of InFat, also takes place at our Migdal Ha’Emeq facility. Accordingly, we are highly dependent on the uninterrupted and efficient operation of this facility. If operations at this facility were to be disrupted as a result of equipment failures, earthquakes and other natural disasters, fires, accidents, work stoppages, power outages, acts of war or terrorism or other reasons, our business, financial condition and results of operations could be materially adversely affected. Lost sales or increased costs that we may experience during the disruption of operations may not be recoverable under our insurance policies, and longer-term business disruptions could result in a loss of customers. If this were to occur, our business, financial condition and operations could be materially negatively impacted.

We may not be able to expand our production or processing capabilities or satisfy growing demand.

We recently expanded our Migdal Ha’Emeq manufacturing facility to equip it to enable us to extract krill oil from krill meal ourselves using technologically advanced equipment and proprietary processes. We plan to move the majority of the krill oil extraction process in-house during the first quarter of 2014, after which time we expect to save the majority of the processing costs we currently pay to our Indian manufacturer. We cannot assure you that we will realize the projected cost savings or any other advantage from bringing more of the krill oil extraction process in-house. We also contemplate building an additional production plant adjacent to our existing facility in order to expand our production capacity. We cannot assure you that we will be able to obtain the requisite approvals or have the necessary capital resources for the construction of this plant, or if we do, that the plant will be built or that it will satisfy additional growing demand. Conversely, there can be no assurance, even if we build an additional plant, that demand for our products will increase commensurate with the increased production capability. Furthermore, we cannot assure you that these projects will be implemented in a timely and cost efficient manner, and that our current production will not be adversely affected by the operational challenges of implementing the expansion projects.

Our gross profits may be adversely affected if we are only able to obtain lower quality krill meal.

The quality of the krill meal we source for our krill products, meaning the level of oils found in the krill meal, impacts our gross profit as higher quality krill meal results in greater yield and less processing. The amount of oil we are able to extract from the krill meal we purchase varies based on both seasonal fluctuations in fat percentages of the krill harvested and the extraction procedure used to extract the oil. For example, in the first quarter of 2013, despite gross profits in our Nutrition segment increasing by $2.1 million to $6.0 million from $3.9 million in the first quarter of 2012, gross profit margins of that segment decreased to 38.5% in the first quarter of 2013 from 41.7% in the first quarter of 2012. This decrease was due primarily to the exceptional quality of the krill meal we sourced in the first quarter of 2012 that we were unable to obtain in subsequent periods. As a result, we had to purchase more krill meal to produce an equivalent amount of krill oil.

Until the first quarter of 2014, the first stage of processing krill meal into crude krill oil was carried out for us by a dedicated contract manufacturer in India. We recently expanded our Migdal Ha’Emeq manufacturing facility in order to equip it to enable us to complete the first stage of turning krill meal into crude krill oil ourselves using technologically advanced equipment and proprietary processes. We intend to move the majority of the crude krill oil extraction process in-house during the first quarter of 2014. We believe that the extraction process will be more efficient due to our use of new technologies, so that our yield and extraction process will be less dependent on the quality of the krill meal we source. In addition, we believe that we will be able to sell many of the marketable byproducts of the krill oil extraction process that we currently cannot sell due to Indian export restrictions, thereby further increasing this segment’s revenues and gross profit. We have also begun to explore the option of sourcing frozen krill, which is more readily obtainable and which can be processed onshore. We recently signed a purchase agreement with a supplier of frozen krill and completed a pilot program for the onshore manufacturing of krill meal from frozen krill. We intend to meet our krill meal needs in the future by sourcing krill meal from both vessels that process krill meal onboard and suppliers of frozen krill. Sourcing frozen krill will allow us to purchase a greater percentage of the total krill we use in a given year during the winter months when the fat percentage in the krill harvested is highest which would reduce our exposure to seasonal fluctuation. If we are unable to bring the krill oil extraction process in-house or source frozen krill effectively, our gross profit margin may continue to be affected materially by the quality of the krill we source.

Our ability to obtain krill may be affected by conservation regulation or initiatives.

A substantial part of our activities in the Nutrition segment requires the use of krill. Limits on krill harvesting established by the Commission for the Conservation of Antarctic Marine Living Resources may limit our revenue. The commission limits the amount of krill that may be harvested in Antarctic waters according to specific ocean areas. Additionally, the commission regulates the licensing of vessels eligible to harvest krill in these specific Antarctic Ocean areas. In the areas currently being fished for krill, the commission has established a combined annual catch limit of 620,000 metric tons. Presently, approximately 200,000 metric tons are being harvested annually. The substantial majority of harvested krill is used for acquaculture feed and fish bait while only a small portion is used for human consumption, the latter of which offers higher profit margins. The commission has established limits because increases in krill catches could have a negative effect on the ecosystem, including other marine life, particularly birds, seals and fish which mainly depend on krill for food. The lowering of these quotas or other developments impacting the ability to source krill, such as adoption of additional conservation measures, may reduce the future availability of krill and cause significant increases in its price. Any such development could harm our sales and gross profits.

Our product development cycle is lengthy and uncertain, and our development or commercialization efforts for our products may be unsuccessful.

We are currently working on more than ten products, including new uses and applications for existing products that are in various stages of development. Some of these products address new medical indications or provide new nutritional or medical benefits, while others provide different levels/concentrations of active ingredients and offer improved secondary characteristics. Research and development is a time-consuming, expensive and uncertain process that takes years to complete, with no guarantee of a favorable outcome. Because of the long and challenging product development cycle, evolving regulatory environment, changing market conditions and other factors, there is significant uncertainty as to the future development, success and commercialization of any products we may attempt to develop or commercialize. Even if our existing products prove to be successful, we may spend years and dedicate significant financial and other resources developing products that may never be commercialized. If we are unsuccessful in developing promising products, securing any necessary regulatory approvals and commercializing such products after having invested significant resources, efficiently or not at all, such failures could have a material and adverse effect on our business, financial condition and results of operations.

Variations in the cost of raw materials for the production of InFat may have a material adverse effect on our business, financial conditions and results of operations.

The cost and variability in price of raw materials related to the production of InFat, primarily vegetable oil and fatty acids, is a key factor in the profitability of AL and of our Nutrition segment as a whole. In 2013, the cost of raw materials comprised a majority of the costs of revenues of AL. While certain of AL’s customer contracts contain pricing formulae under which the prices of products are adjusted to reflect changes in the costs of raw materials, the adjustments do not fully insulate AL from such changes. In addition, even where InFat prices are adjusted pursuant to customer contracts which contain pricing formulae, increases in price can adversely affect sales, as the increased costs to the end-user may make such products less attractive, thereby reducing demand, and also expose AL to increased competition. Such developments could have a material adverse effect on our business, financial condition and results of operations.

We anticipate that the markets in which we participate will become more competitive and we may be unable to compete effectively.

We believe that the number of companies seeking to develop products in the markets in which we compete will increase in the future. Competitors range in size from small, single product companies to large, multifaceted corporations, which have greater financial, technical, marketing and other resources than those available to us.

Our InFat product is an ingredient used in the general infant nutrition products market. The majority of the oils used in the infant nutrition market are currently vegetable oil blends, although bovine milk fat is also used to some extent. In contrast, InFat addresses the sn-2 palmitate market which currently holds less than 10% share of the infant formula oils market as a whole. We currently compete directly in the sn-2 palmitate market with IOI Loders Croklaan, however, we believe that as the market share of sn-2 palmitate grows, it will encourage more specialty oil producers to seek to develop and offer competitive products, increasing the level of competition that we face.

In the krill oil market, we primarily compete with Aker BioMarine AS (which recently merged with Aker Seafoods Holding AS), Neptune Technologies & Bioressources Inc. and Rimfrost USA, LLC (a joint venture of Avoca, Inc. and Olympic Seafood AS). In the market for our PS product line, our principal competitors are Chemi Nutraceuticals Inc., Lipoid GmbH and Lipogen Ltd.

The “medical food” category was legally established in the United States in 1988. Nevertheless, the medical foods market is relatively new and our VAYA Pharma products currently face little direct competition from other medical food manufacturers. However, as the market develops, we could face future competition from companies seeking to enter the market, in particular, large multi-national nutrition companies, such as Abbott Laboratories, Nestlé and Danone (through its clinical nutrition subsidiary, Numeco N.V.), which have expressed interest in the medical food segment. Such potential competitors may have greater financial, technical, marketing and other resources than those available to us and, accordingly, the ability to devote greater resources than we can to the development, promotion, sale and support of products. In addition, physicians may prefer to prescribe prescription drugs produced by pharmaceutical drug manufacturers rather than our medical food products and customers may prefer to use prescription drugs instead of our medical food products due to the present limited reimbursement by third party payers.

Any business combinations or mergers among our competitors that result in larger competitors with greater resources or distribution networks, or the acquisition of a competitor by a major technology, pharmaceutical or nutrition corporation seeking to enter the markets in which we operate, could further result in increased competition and have a material adverse effect on our business, financial condition and results of operations.

We are generally reliant upon third parties for the distribution and commercialization of our products.

Part of our strategy is to enter into and maintain arrangements that are generally exclusive with respect to a particular territory with third parties related to the marketing, sales and distribution of our products. Our revenues are dependent in part on the successful efforts of these third parties. Entering into strategic relationships can be a complex process and the interests of our distribution partners may not be or may not remain aligned with our interests. There can be no assurance that our distribution partners will market, sell and/or distribute our products successfully or choose the best means for achieving commercialization of our products. Some of our current and future distribution partners may decide to compete with us, refuse or be unable to fulfill or honor their contractual obligations to us, or reduce their commitment to, or even abandon, their relationships with us. Further, there can be no assurance that any such third-party collaboration will be on favorable terms. We may not be able to control the amount and timing of resources our distribution partners devote to our products or the efforts they expend in obtaining any requisite local approvals for our products. In addition, we may incur liabilities relating to the distribution and commercialization by our distributors of our products. While the agreements with such distributors generally include customary indemnification provisions indemnifying us for liabilities relating to the packaging of our products and their use and storage, there can be no assurance that these indemnification rights will be sufficient in amount, scope or duration to fully offset the potential liabilities associated with our distributors handling and use of our products. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business, financial condition or results of operations.

Disruption to our IT system could adversely affect our reputation and have a material adverse impact on our business and results of operations.

Our business operations and research and development technologies rely on our IT system to collect, analyze and store our data. While we utilize offsite back-up storage, there can be no guarantee that such back-up storage, together with our existing onsite back-up storage, will be effective if it becomes necessary to rely on them. Furthermore, we can provide no assurance that our current IT system is fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. As we continue to develop our technologies, we may need to update our IT system and storage capabilities. However, if our existing or future IT system does not function properly, or if the IT system proves incompatible with new technologies, we could experience interruptions in data transmissions and slow response times, preventing us from completing routine research and business activities. Furthermore, disruption or failure of our IT system due to technical reasons, natural disaster or other unanticipated catastrophic events, including power interruptions, storms, fires, floods, earthquakes, hacker attacks or security breaches, acts of war and terrorism could significantly impair our ability to deliver our products on schedule and materially and adversely affect our relationships with our partners and customers, our business, our reputation and our results of operations.

We are not able to predict the results of clinical trials, which may prove unsuccessful or be delayed by certain factors.

We conduct clinical and pre-clinical studies to support the efficacy and safety of our products and their ingredients during their development, to extend known benefits and to uncover new benefits of our existing products and ingredients. While clinical trials are generally not required with respect to regulatory approvals for our nutrition products, we use the results of these trials to maximize the product’s reach to new customers and as a basis for establishing long-term supply agreements. Further, we are required to conduct clinical trials to establish the safety and efficacy of products that we seek to market as prescription drugs. It is not possible to predict, based on studies or testing in laboratory conditions, whether a proposed product will prove to be safe or effective in humans. Pre-clinical and clinical data required for FDA drug approval must be developed under strict regulatory standards and may be found, on review by health regulatory authorities, to be of insufficient quality to support an application for commercialization of a product or to substantiate claims concerning a currently marketed product’s safety or effectiveness. In addition, positive results in previous clinical studies of our products may not be predictive of similar results in future clinical trials and interim results during a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical industry have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain FDA approval for their products.

Clinical trials require the enrollment of patients or subjects and we may experience difficulties identifying and enrolling suitable patients or subjects for ongoing and future trials of our products, in particular for our infant formula ingredient products, where parents are frequently reluctant to permit their children to participate in trials. A number of other factors could affect the feasibility and outcome of clinical trials, including, but not limited to, design protocol, the size of the available patient (or subject) population, the eligibility criteria for participation in the clinical trials, and the availability of clinical trial sites. Administering our product candidates to humans may produce undesirable side effects. These side effects could interrupt, delay or halt clinical trials of our product candidates and could result in the FDA or other regulatory authorities denying approval of our product candidates for any or all targeted indications. Additionally, obtaining ethical review board approval for clinical trials of our products in children will be more difficult than obtaining such approvals for adult clinical trials since the requirements for regulatory approval to conduct pediatric clinical trials are more stringent. Pediatric drug development requires additional non-clinical work (such as animal studies in juvenile animals and additional reproductive toxicity work), as well as staged clinical work in determining safe dosing and monitoring. These additional tasks involve investment of significant additional resources beyond those needed for approval of the drug for adults. Our ability to commercialize any new products is dependent upon the success of product development efforts and the success of clinical studies. Existing products may be the subject of post-marketing clinical trials. If these clinical trials and product development efforts fail to produce satisfactory results, or if we are unable to maintain the financial and operational capability to complete these development efforts, we may be unable to generate revenues for existing products and potential new products.

We may not be able to achieve increased market acceptance for our products.

The degree of market acceptance for our products and those of our customers will depend upon a number of factors, including the receipt of regulatory approvals, the establishment and demonstration in the medical community of the clinical efficacy and safety of the products, and the establishment and demonstration of the potential advantages over competing products. Additionally, to gain market acceptance for our VAYA Pharma products we must establish and demonstrate the potential advantages over existing and new treatment methods and we must expand the reimbursement of government and third-party payers must expand. As of the end of the first quarter of 2013, approximately 30% of sales of VAYA Pharma products in the United States received some form of reimbursement. In the case of our Nutrition products, market acceptance is dependent on the acceptance of the product and appropriate distribution with large retailers, competitive pricing and the extent to which the products fulfill customer expectations and demands. There can be no assurance that consumers, physicians, patients, payers, the medical community in general, distributors or retailers will accept and utilize any existing or new products that may be developed by us. Failure to achieve such market acceptance for our products could have a material adverse effect on our growth, business, financial condition or results of operations.

We could be subject to product liability lawsuits, which could result in costly and time-consuming litigation and significant liabilities.

The development of pharmaceutical, medical food and human nutrition products involves an inherent risk of product liability claims and associated adverse publicity. Our products may be found to be harmful, or to contain harmful substances. This exposes us to substantial risk of litigation and liability and/or may force us to discontinue production of certain products. Although we have product liability insurance for up to $10.0 million (per claim and in the aggregate per year), this coverage may not insure us against all claims made. Product liability insurance is costly and often limited in scope. There can be no assurance that we will be able to obtain or maintain insurance on reasonable terms or to otherwise protect ourselves against potential product liability claims that could impede or prevent commercialization of a material product or line of products. Furthermore, a product liability claim could damage our reputation, whether or not such claims are covered by insurance or are with or without merit. A product liability claim against us or the withdrawal of a product from the market could have a material adverse effect on our business or financial condition. Furthermore, product liability lawsuits, regardless of their success, would likely be time consuming and expensive to resolve and would divert management’s time and attention, which could seriously harm our business.

We could incur significant costs in complying with environmental, health and safety laws or permits or as a result of satisfying any liability or obligation imposed under such laws or permits.

We are subject to extensive environmental, health and safety laws and regulations in a number of jurisdictions, primarily Israel, governing, among other things, the use, storage, registration, handling and disposal of chemicals, waste materials and sewage; chemicals, air, water and ground contamination; air emissions and the cleanup of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals, waste materials and sewage. In particular, our operations at our Migdal Ha’Emeq manufacturing facility use chemicals and produce emissions, waste materials and sewage, and accordingly require permits from various governmental authorities. These authorities conduct periodic inspections in order to review and ensure our compliance with the various regulations. Our manufacturing processes include pollutant emissions which at peak capacity approach maximum permitted levels. Accordingly, we intend to invest approximately $0.5 million in the installation of an emissions treatment solution in our current facility.

These laws, regulations and permits could potentially require the expenditure by us of significant amounts for compliance and/or remediation. Laws and regulations relating to environmental matters are often subject to change. In the event of any changes or new laws or regulations, we could be subject to new compliance measures or to penalties for activities which were previously permitted. If we fail to comply with such laws, regulations or permits, we may be subject to fines and other civil, administrative or criminal sanctions, including the revocation of permits and licenses necessary to continue our business activities. In addition, we may be required to pay damages or civil judgments in respect of third-party claims, including those relating to personal injury (including exposure to hazardous substances we use, store, handle, transport, manufacture or dispose of), property damage or contribution claims. Some environmental laws allow for strict, joint and several liability for remediation costs, regardless of comparative fault. We may be identified as a potentially responsible party under such laws. Such developments could have a material adverse effect on our business, financial condition and results of operations.

We depend on international sales, which expose us to risks associated with the business environment in those countries.

Our revenues are derived from sales in multiple countries around the world, primarily through exports from Israel to distributors. The majority of our sales are to customers outside the United States and less than 1% of our sales are to customers in Israel. We anticipate that international sales will continue to account for the majority of our revenues in the foreseeable future.

Our international operations and sales are subject to a number of risks, including:

•	potentially longer accounts receivable collection periods and greater difficulties in their collection;

•	potential instability of local economies;

•	impact of potential military or civil conflicts and other political risks;

•	disruptions or delays in shipments caused by customs brokers, work stoppages or government agencies;

•	potential imposition by governments of controls that prevent or restrict the transfer of funds;

•	regulatory limitations imposed by foreign governments and unexpected changes in regulatory requirements, tariffs, customs, duties, tax laws and other trade barriers;

•	difficulties in staffing and managing foreign operations;

•	laws and business practices favoring local competition and potential preference for locally produced products;

•	potentially adverse tax consequences;

•	difficulties in protecting or enforcing intellectual property rights in certain foreign countries, particularly in Asia; and

•	fluctuations in exchange rates, described below.

If we fail to overcome the challenges that we encounter in our international sales operations, our business and results of operations could be materially adversely affected.

Global economic and social conditions could adversely impact sales of our products, especially if they are branded as premium products.

The uncertain direction and relative weakness of the global economy, difficulties in the financial services sector and credit markets and other macroeconomic factors could adversely affect our business. The prospects for economic growth in the United States, Europe and other countries remain uncertain. Without global economic growth, the anticipated growth in the sales of our products could be adversely affected or delayed, especially given the premium branding of some of our products. For example, the inclusion of our InFat ingredients, which may be more than twice as expensive as certain vegetable oil blends, in infant nutrition products tends to increase the price of the end product and, in difficult economic times, a manufacturer may be unwilling to take such measures, if its principal competitors continue to sell lower priced products.

Our business relies on the experience and expertise of our senior management, as well as on our ability generally to retain existing, or hire additional, skilled personnel.

Our success depends upon the continued service and performance of our senior management. The loss of the services of any of these individuals could delay or prevent the continued successful implementation of our growth strategy, or could otherwise affect our ability to manage our company effectively and to carry out our business plan. Members of our senior management team may resign at any time and there can be no assurance that we will be able to continue to retain such individuals.

Our growth and success also depend on our ability to attract and retain additional highly qualified and skilled technical, scientific, sales, managerial and finance personnel. Competition for skilled personnel is intense and the unexpected loss of an employee with a particular skill could materially adversely affect our operations until a replacement can be found and trained. If we cannot retain our existing skilled scientific and technical personnel and attract and retain sufficiently additional skilled scientific and technical personnel, as required, for our research and development and manufacturing operations on acceptable terms, we may not be able to continue to develop and commercialize our existing products or new products. Further, any failure to effectively integrate new personnel could prevent us from successfully growing our company.

Under applicable employment laws, we may not be able to enforce covenants not to compete.

We generally enter into non-competition agreements with our employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees or consultants developed while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished.

Potential future acquisitions of companies or technologies may distract our management, may disrupt our business and may not yield the returns expected.

We may acquire or make investments in businesses, technologies or products, whether complementary or otherwise, as a means to expand our business, if appropriate opportunities arise. We cannot give assurances that we will be able to identify future suitable acquisition or investment candidates, or, if we do identify suitable candidates, that we will be able to make the acquisitions or investments on reasonable terms or at all. In addition, we have no prior experience in integrating acquisitions and we could experience difficulties incorporating an acquired company’s personnel, operations, technology or product offerings into our own or in retaining and motivating key personnel from these businesses. We may also incur unanticipated liabilities. The financing of any such acquisition or investment, or of a significant general expansion of our business, may not be readily available on favorable terms. Any significant acquisition or investment, or major expansion of our business, may require us to explore external financing sources, such as an offering of our equity or debt securities. We cannot be certain that these financing sources will be available to us or that we will be able to negotiate commercially reasonable terms for any such financing, or that our actual cash requirements for an acquisition, investment or expansion will not be greater than anticipated. In addition, any indebtedness that we may incur in such a financing may inhibit our operational freedom, while any equity securities that we may issue in connection with such a financing would dilute our shareholders. Any such difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. Furthermore, we cannot provide any assurance that we will realize the anticipated benefits and/or synergies of any such acquisition or investment.

If we fail to manage our growth effectively, our business could be disrupted.

We have experienced growth in our business and our future financial performance and ability to commercialize our products and to compete effectively will depend, in part, on our ability to manage any future growth effectively. We have made and expect to continue to make significant investments to enable our future growth through, among other things, new product innovation, clinical trials for new products and expansion of our manufacturing facility. We must also be prepared to further increase production capabilities, expand our work force and to train, motivate and manage additional employees as the need for additional personnel arises. Our personnel, facilities, systems, procedures and controls may not be adequate to support our future operations. Any failure to manage future growth effectively could have a material adverse effect on our business and results of operations.

Risks related to government regulation

We are subject to significant and increasing government regulations regarding the sale and marketing of our products.

The selling and marketing of our products are generally subject to comprehensive laws, regulations and standards enforced by various regional, national and local regulatory bodies, including the Food and Drug Administration, or FDA, the Federal Trade Commission, or FTC, and U.S. Department of Agriculture, or USDA, in the United States, the European Commission in the European Union, the Therapeutic Goods Administration, or TGA, in Australia, the Ministry of Health in China, and the Ministry of Health in Israel, compliance with which is costly and burdensome. See “Item 4. Information on Enzymotec — Business Overview — Government regulation” below. Furthermore, legal and regulatory demands are increasing in a number of countries with respect to our products, and legislative bodies may repeal laws or enact new laws that would impact the sale and marketing of our products or development of new products. Additionally, regulatory authorities may change processes, regulations, and policies related to our products, which could impact product development, commercialization and business operations and require us to make changes to our products, the claims we make regarding our products or our operations. In addition, there is a lack of harmonization among the laws, regulations and standards in the principal countries in which we sell our products.

Nutrition Segment

Where regulatory approvals are required for our nutrition products, the process of obtaining such approvals can be costly and time consuming and there is no guarantee of approval. Such processes therefore could delay or prevent the production and commercialization of new products. In addition, if we fail to comply with any legal or regulatory requirement, or obtain any necessary regulatory approval we could be subject to various enforcement actions, including warning letters, fines, product recalls or seizures, interruption in or suspension of product manufacturing capabilities, other operating restrictions, injunctions, delays in obtaining or inability to obtain product approvals, other civil penalties and criminal sanctions. Any such enforcement action may result in significant unanticipated expenditures and may have a material adverse effect on our reputation, operations, financial situation or operating results.

The regulatory requirements we face similarly may impact our reputation, operations, financial situation or operating results. For example, legislation in the United States requires companies that manufacture or distribute dietary supplements, including certain products of our Nutrition segment, to report serious adverse events allegedly associated with their products to the FDA and maintain recordkeeping procedures for all alleged adverse events (serious and non-serious). As a result, consumers, the press or government regulators may misinterpret reports of adverse events as evidence that the ingredient or product caused the reported event, which could lead to consumer confusion, damage to our reputation, banned or recalled ingredients or products, increased insurance costs, class action litigation and a potential increase in product liability litigation, among other things.

Further, we comply with current GMP guidelines for food for human consumption and are subject to periodic self-assessment. We are subject to regular inspections with respect to our GMP compliance by the Israeli Ministry of Health. We also maintain an ISO 9001-2008 quality system certificate and a Hazard Analysis and Critical Control Points (HACCP) certificate for food safety. For more information regarding the regulations affecting our nutrition products, see “Item 4. Information on Enzymotec — Business Overview – Government regulation — Nutrition segment.”

VAYA Pharma Segment

The products offered by our VAYA Pharma segment are sold under physician supervision in the United States as “medical foods,” which do not require premarket approval, on the basis of their meeting the criteria for “medical foods” in the FDCA and FDA regulations. Although we believe that our VAYA Pharma products meet the criteria for “medical foods” established by the FDCA, and that the labeling and marketing of our medical foods is consistent with FDA regulatory requirements, our offering of one or more of these products as “medical food” could be challenged by the FDA, which could have a material adverse effect on the results and operations of our VAYA Pharma segment. For more information regarding this risk, see “—Our offering of products as “medical foods” in the United States may be challenged by regulatory authorities.”

The FTC regulates certain aspects of the advertising and marketing of our products. Under the Federal Trade Commission Act, a company must be able to substantiate both the express and implied claims that are conveyed by an advertisement. It is not uncommon for the FTC to conduct an investigation of the claims that are made about products in new and emerging areas of science that involve a potentially vulnerable population such as infants and children, or that relate to conditions impacting significant portions of the population. Any adverse action by the FTC could have a negative impact on our results of operations and financial condition.

Sales in the United States of the products of our VAYA Pharma segment are significantly impacted by the reimbursement policies of government healthcare or private health insurers.

The products offered by our VAYA Pharma segment are sold in the United States on the basis of their meeting the requirements for “medical food,” as interpreted and enforced by the FDA. Medical foods are not required to undergo premarket review or approval by the FDA, as is required for prescription drugs. However, primarily because our VAYA Pharma products are not approved as prescription drugs by the FDA, most consumers purchasing these products in the United States are currently unable to obtain reimbursement from third-party payers under government healthcare or private insurance plans, which generally do not provide reimbursement for medical foods. As of the end of the first quarter of 2013, approximately 30% of sales of VAYA Pharma products in the United States received some form of reimbursement. While we are attempting to broaden acceptance of our VAYA Pharma products as eligible for reimbursement by third-party payers, no assurance can be given that we will be successful in our efforts. We believe that, unless we are able to obtain widespread reimbursement for our VAYA Pharma products in the United States, future sales and profitability of our VAYA Pharma products will be significantly adversely impacted and we will be unable to achieve our projected sales of these products, which could have a material adverse effect on our business, financial condition and results of operations.

Should any of our products receive FDA approval as a prescription drug, such pharmaceutical products may still not qualify for reimbursement or the terms of such reimbursement may prevent the product from being sold at a cost-effective price.

We have recently started the process of seeking FDA approval for one of our VAYA Pharma products, Vayarol, as a prescription drug. See “Item 4. Information on Enzymotec — Business Overview — Government regulation” below. There can be no assurance that this process will be successful. If we do receive FDA approval for Vayarol, or any of our other VAYA Pharma products, as a prescription drug, consumers purchasing such products in the United States may be able to obtain more easily reimbursement from third-party payers under government healthcare or private insurance plans. However, we would then be subject to the reimbursement policies of such third-party payers and their efforts to contain or reduce the costs of health care. In addition, certain U.S. federal and state laws currently apply to the pricing and reporting of price information for prescription drugs. There also have been, and we expect that there will continue to be, a number of U.S. federal and state proposals to further increase government control over pricing and profitability of prescription drugs. Moreover, the emphasis on managed health care in the United States has increased and will continue to increase the pressure on the pricing of pharmaceuticals. Third-party payers are increasingly challenging the prices charged for medical products. To the extent that we succeed in obtaining FDA prescription drug approval for any of our products, there can be no assurance that such product will qualify for reimbursement from third-party payers, or if it does, whether the terms of such reimbursement will be considered cost-effective or will be sufficient to allow the sale of these products by us on a competitive basis.

Risks related to our intellectual property

We may not be able to protect our proprietary technology or prevent its unauthorized use by third parties.

Our ability to obtain and maintain patent protection and trade secret protection for our intellectual property and proprietary technologies, our products and their uses is important to our commercial success. We rely on a combination of patent, copyright, trademark and trade secret laws, non-disclosure and confidentiality agreements, licenses, assignments of invention agreements and other restrictions on disclosure and use to protect our intellectual property rights.

We have been granted over 70 patents in more than a dozen countries and have applications for more than 80 additional patents pending worldwide.

Patents that claim specific molecules or active ingredients are generally considered to be the strongest form of intellectual property protection for products that are new molecules. However, as the main ingredients of our products are derived from nature, those types of claims are generally not available for our products. Instead, our issued patents and pending patent applications cover specifically selected narrow compositions, proprietary processes used in the manufacture of certain products, or specific uses for certain products. Accordingly, other parties may compete with us, for example, by independently developing or obtaining similar or competing technologies, designing around our patents and/or marketing competing products that do not claim our patented uses.

Furthermore, there can be no assurance that patent applications relating to our products, processes or technologies will result in patents being issued, or that any patents that have been issued will be adequate to protect our intellectual property or that we will enjoy patent protection for any significant period of time. Additionally, any issued patents may be challenged by third parties, and patents that we hold may be found by a judicial authority to be invalid or unenforceable. If any of our composition-of-matter patents or pending applications was subject to a successful challenge or failed to issue, our business and competitive advantage could be significantly affected. Other parties may independently develop similar or competing technology or design around any patents that may be issued to or held by us. Our current patents will expire or they may otherwise cease to provide meaningful competitive advantage, and we may be unable to adequately develop new technologies and obtain future patent protection to preserve our competitive advantage or avoid adverse effects on our business.

In addition to seeking patents for some of our proprietary technologies, processes and products, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information in attempting to develop and maintain a competitive position. However, trade secret protection is risky and uncertain and the disclosure or independent development of our proprietary technology could have a material adverse impact on our business and results of operations. Any party with whom we have executed non-disclosure and/or non-use agreements may breach those agreements and disclose our proprietary technology, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and a favorable outcome is not guaranteed. In addition, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such third party, or those to whom they communicate such technology or information, from using that technology or information to compete with us.

We cannot be certain that the steps that we have taken will prevent the misappropriation or other violation of our confidential information and other intellectual property, particularly in foreign countries, such as China, in which laws may not protect our proprietary rights as fully as in the United States and other developed economies. Moreover, if we lose any key personnel, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by those former employees. If we are unable to maintain the security of our proprietary technology, this could materially adversely affect our competitive advantage, business and results of operations.

We are currently subject to litigation, and in the future may become subject to additional litigation, regarding intellectual property rights.

Our commercial success depends in part on our ability to operate without infringing upon the proprietary rights of others. In recent years, there has been significant litigation in the United States and abroad involving patents and other intellectual property rights in the industries in which we operate. As discussed above, we are currently involved in legal proceedings in the United States concerning our krill oil products with Neptune, one of our principal competitors in the krill oil market. For more information about these proceedings, see “—We are currently subject to litigation, which may subject us to monetary damages or prevent us from selling certain of our krill products in the United States” and “Item 8. Financial Information — Consolidated Financial Statements and Other Financial Information—Legal proceedings.”

We may also, in the future, be a party to litigation to determine the scope and validity of our own intellectual property, which, if resolved adversely to us, could invalidate or render unenforceable our intellectual property or generally preclude us from restraining competitors from commercializing products using technology developed by us. In addition, because patent applications can take many years until the patents issue, there may be applications now pending of which we are unaware, which may later result in issued patents that our products may infringe. If any of our products infringe a valid and enforceable patent, or if we wish to avoid potential intellectual property litigation or alleged infringement, we may not be able to sell applicable products unless and until we can obtain a license, which we may not be able to obtain on commercially reasonable terms, if at all. Alternatively, we could be forced to pay substantial royalties or redesign a product to avoid infringement. A successful claim of infringement against us, or our failure or inability to develop non-infringing technology or license the infringed technology, on acceptable terms and on a timely basis, if at all, could materially adversely affect our business and results of operations. These outcomes could also directly and indirectly benefit our competitors, including, for example, by obtaining judgments against or payments from us, reputational harm to us and our products, and/or gaining market share from us. Furthermore, litigation to establish or challenge the validity of patents, to defend against infringement, enforceability or invalidity claims or to assert infringement, invalidity or enforceability claims against others, if required, regardless of its success, would likely be time-consuming and expensive to resolve and would divert management’s time and attention, which could seriously harm our business.

In addition to our existing agreements related to the Neptune litigation (see “Item 8. Financial Information — Consolidated Financial Statements and Other Financial Information — Legal Proceedings”) we may in the future agree to be financially responsible for any damages awarded against certain of our customers, and in some cases the cost of defense for such customers, as a result of the purchase, importation, use, sale or offer to sell of our products that a third party claims infringes its intellectual property rights. If any of the products at issue are found to infringe the valid and enforceable intellectual property right of such third party, the payment of such damages could have a materially adverse impact on our financial results and business.

It is possible that the products currently marketed or under development by us may in the future be found to infringe patents issued or licensed to others or otherwise violate the intellectual property rights of others. Likewise, it is possible that other parties may independently develop similar technologies, duplicate our technologies or, with respect to patents that are issued to us or rights licensed to us, design around the patented aspects of the technologies. Third parties may also obtain patents that we may need to license from them in order to conduct our business.

Changes in U.S. or foreign patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

Obtaining and enforcing patents involves technological and legal complexity, and is costly, time consuming, and inherently uncertain. Patent policy also continues to evolve in the United States and many foreign jurisdictions and the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. For example, the U.S. Supreme Court has ruled on several patent cases in recent years, including narrowing the scope of patent protection available in certain circumstances or weakening the rights or remedies of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Furthermore, decisions by the U.S. Congress, the federal courts, and the U.S. Patent and Trademark Office or comparable authorities in foreign jurisdictions could change the laws and regulations governing patents in unpredictable ways that may weaken or undermine our ability to obtain new patents or to enforce our existing patents and patents we might obtain in the future.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, maintaining and defending patents on each of our products in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States are less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Also, it may not be possible to effectively enforce intellectual property rights in some foreign countries at all or to the same extent as in the United States and other countries. Consequently, we are unable to prevent third parties from using our inventions in all countries, or from selling or importing products made using our inventions in the jurisdictions in which we do not have (or are unable to effectively enforce) patent protection. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop, market or otherwise commercialize their own products, and we may be unable to prevent those competitors from importing those infringing products into territories where we have patent protection but enforcement is not as strong as in the United States. These products may compete with our products and our patents and other intellectual property rights may not be effective or sufficient to prevent them from competing in those jurisdictions. Moreover, competitors or others in the chain of commerce may raise legal challenges against our intellectual property rights or may infringe upon our intellectual property rights, including through means that may be difficult to prevent or detect.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions, including China, a significant market for our InFat and other products. The legal systems of certain countries, including China, have not historically favored the enforcement of patents or other intellectual property rights, which could hinder us from preventing the infringement of our patents or other intellectual property rights in those countries and result in substantial risks to us.

Furthermore, proceedings to enforce our patent rights in the United States or foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, and could provoke third parties to assert patent infringement or other claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights in the United States and around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license from third parties.

Risks related to an investment in our ordinary shares

The market price of our ordinary shares has increased significantly since our initial public offering and may decline in the future, and you could lose all or part of your investment.

Following our initial public offering, our share price has ranged from $16.55 to $33.44. The price of our ordinary shares may decline. The stock market in general, and the market price of our ordinary shares, have been and will be subject to fluctuation, whether due to, or irrespective of, our operating results and financial condition. The market price of our ordinary shares on the NASDAQ Global Select Market may fluctuate as a result of a number of factors, some of which are beyond our control, including, but not limited to:

•	actual or anticipated variations in our and our competitors’ results of operations and financial condition;

•	market acceptance of our products;

•	the mix of products that we sell, and related services that we provide;

•	changes in earnings estimates or recommendations by securities analysts, if our ordinary shares continue to be covered by analysts;

•	the results of operations of AL;

•	development of technological innovations or new competitive products by others;

•	announcements of technological innovations or new products by us;

•	publication of the results of pre-clinical or clinical trials for any of our products or products under development;

•	failure by us to achieve a publicly announced milestone;

•	delays between our expenditures to develop and market new or enhanced products and the generation of sales from those products;

•	developments concerning intellectual property rights, including our involvement in litigation;

•	regulatory developments and the decisions of regulatory authorities as to the marketing of our current products or the approval or rejection of new or modified products;

•	changes in the amounts that we spend to develop, acquire or license new products, technologies or businesses;

•	changes in our expenditures to promote our products;

•	our sale or proposed sale, or the sale by our significant shareholders, of our ordinary shares or other securities in the future;

•	changes in key personnel;

•	success or failure of research and development projects of us or our competitors;

•	the trading volume of our ordinary shares; and

•	general economic and market conditions and other factors, including factors unrelated to our operating performance.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our ordinary shares and result in substantial losses being incurred by our investors. In the past, following periods of market volatility, public company shareholders have often instituted securities class action litigation. If we were involved in securities litigation, it could impose a substantial cost upon us and divert the resources and attention of our management from our business.

If equity research analysts do not continue to publish research or reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.

The trading market for our ordinary shares will rely in part on the research and reports that equity research analysts publish about us and our business. We do not have control over these analysts and we do not have commitments from them to write research reports about us. The price of our ordinary shares could decline if one or more equity research analysts downgrades our ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

Future sales of our ordinary shares could reduce the market price of our ordinary shares.

If our existing shareholders, particularly our largest shareholders, our directors, their affiliates, or our executive officers, sell a substantial number of our ordinary shares in the public market, the market price of our ordinary shares could decrease significantly. The perception in the public market that these shareholders might sell our ordinary shares could also depress the market price of our ordinary shares and could impair our future ability to obtain capital, especially through an offering of equity securities.

In connection with our initial public offering, our executive officers, our directors and certain of our securityholders entered into lock-up agreements with the underwriters which, subject to limited exceptions, restrict their ability to transfer their shares until March 26, 2014. As a result, on March 26, 2014, approximately million shares will become available for sale.

As of January 31, 2014, the holders of approximately  million ordinary shares will be entitled to registration rights. The market price of our ordinary shares may drop significantly when the restrictions on resale by our existing shareholders lapse and these shareholders are able to sell our ordinary shares into the market. In addition, a sale by the company of additional ordinary shares or similar securities in order to raise capital might have a similar negative impact on the share price of our ordinary shares. A decline in the price of our ordinary shares might impede our ability to raise capital through the issuance of additional ordinary shares or other equity securities, and may cause you to lose part or all of your investment in our ordinary shares.

The significant share ownership positions of Galam and XT Hi-Tech Investments (1992) Ltd. may limit your ability to influence corporate matters.

As of January 31, 2014, Galam Management and Marketing Agricultural Cooperative Society Ltd. and Galam Ltd. (together, “Galam”) and XT Hi-Tech Investments (1992) Ltd. own or control, directly and indirectly, 30.2% and 14.2 % of our outstanding ordinary shares, respectively. Accordingly, if Galam and XT Hi-Tech Investments (1992) Ltd. vote the shares that they own or control together, they will be able to significantly influence the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors and the outcome of any proposed merger or consolidation of our company. Their interests may not be consistent with those of our other shareholders. In addition, these parties’ significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our ordinary shares.

We could incur increased costs as a result of operating as a public company, and our management may be required to devote substantial time to new compliance initiatives.

We only recently completed our initial public offering and, as a public company whose ordinary shares are listed in the United States, we could incur significant accounting, legal and other expenses, including costs associated with our reporting requirements under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. We could also incur additional costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the NASDAQ Global Select Market, and provisions of Israeli corporate law applicable to public companies. These rules and regulations could continue to increase our legal and financial compliance costs and make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

As an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 effective on April 5, 2012, or the JOBS Act, we take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act (and the rules and regulations of the SEC thereunder). When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

Changes in the laws and regulations affecting public companies will result in increased costs to us as we respond to their requirements. These laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We cannot predict or estimate the amount or timing of additional costs we may incur in order to comply with such requirements.

We have never paid cash or non-cash dividends on our share capital, and we do not anticipate paying any cash or non-cash dividends in the foreseeable future.

We have never declared or paid cash or non-cash dividends on our share capital, nor do we anticipate paying any cash or non-cash dividends on our share capital in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares will be investors’ sole source of gain for the foreseeable future. In addition, Israeli law limits our ability to declare and pay dividends, and may subject our dividends to Israeli withholding taxes and our payment of dividends (out of tax-exempt income) may subject us to certain Israeli taxes, to which we would not otherwise be subject (see “Item 8. Financial Information — Consolidated Financial Statements and Other Financial Information — Dividend policy”, “Item 10. Additional Information — Memorandum of Association and Articles of Association—Dividend and liquidation rights” and “Item 10. Additional Information — Taxation — Israeli tax considerations and government programs”).

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of otherwise applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer, we are permitted to, and do, follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the NASDAQ Stock Market for domestic U.S. issuers. For instance, we follow home country practice in Israel with regard to the quorum requirement for shareholder meetings. As permitted under the Israeli Companies Law, our articles of association provide that the quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares instead of 33 1/3% of the issued share capital requirement. We may in the future elect to follow home country practices in Israel with regard to other matters, including the formation of compensation, nominating and corporate governance committees, separate executive sessions of independent directors and non-management directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NASDAQ Global Select Market may provide less protection to you than what is accorded to investors under the Listing Rules of the NASDAQ Stock Market applicable to domestic U.S. issuers.

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

We would lose our foreign private issuer status if a majority of our directors or executive officers are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we take advantage of certain exemptions from various requirements that are applicable to other public companies that are not “emerging growth companies.” Most of such requirements relate to disclosures that we would only be required to make if we cease to be a foreign private issuer in the future. Nevertheless, as a foreign private issuer that is an emerging growth company, we will not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, for up to five fiscal years after the date of our initial public offering. We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (b) December 31, 2018, the last day of our fiscal year following the fifth anniversary of the closing of our initial public offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our ordinary shares less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

We have not yet determined whether our existing internal controls over financial reporting systems are compliant with Section 404 of the Sarbanes-Oxley Act, and we cannot provide any assurance that there are no material weaknesses or significant deficiencies in our existing internal controls.

Pursuant to Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, starting with the annual report that we file with the SEC for 2014, our management will be required to report on the effectiveness of our internal control over financial reporting. In addition, once we no longer qualify as an “emerging growth company” under the JOBS Act and lose the ability to rely on the exemptions related thereto discussed above, our independent registered public accounting firm will also need to attest to the effectiveness of our internal control over financial reporting under Section 404. We have not yet commenced the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls. This process will require the investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective controls over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on our gross income and gross assets, we do not believe that we were classified as a PFIC for the taxable year ended December 31, 2013. There can be no assurance that we will not be considered a PFIC for 2014 or any future taxable year. PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than a capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “Item 10. Additional Information — Taxation — U.S. federal income tax consequences”), and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares; however, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are classified as a PFIC. See “Item 10. Additional Information — Taxation — Passive foreign investment company consequences.”

Risks primarily related to our operations in Israel

Our headquarters, manufacturing and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our headquarters, manufacturing and principal research and development facilities are located in northern Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. In addition, our operations may be adversely affected by the call-up of certain of our employees, including members of our senior management, to active military services in the case of such hostilities.

During the Second Lebanon War of 2006, between Israel and Hezbollah, a militant Islamic movement, rockets were fired from Lebanon into Israel causing casualties and major disruption of economic activities in northern Israel. An escalation in tension and violence between Israel and the militant Hamas movement (which controls the Gaza Strip) and other Palestinian Arab groups, culminated with Israel’s military campaign in Gaza in December 2008 and again in November 2012 in an endeavor to prevent continued rocket attacks against Israel’s southern towns. It is unclear whether any negotiations that may occur between Israel and the Palestinian Authority will result in an agreement. In addition, Israel faces threats from more distant neighbors, in particular, Iran, an ally of Hezbollah and Hamas.

Popular uprisings in various countries in the Middle East and North Africa are affecting the political stability of those countries. Such instability may lead to deterioration in the political and trade relationships that exist between the State of Israel and these countries. Furthermore, several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in the region continue or intensify. Such restrictions may seriously limit our ability to sell our products to customers in those countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturns in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us. Similarly, Israeli corporations are limited in conducting business with entities from several countries. For example, in 2008, the Israeli legislator provided a law forbidding any investments in entities that transact business with Iran.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts, terrorist activities or political instability in the region would likely negatively affect business conditions generally and could harm our results of operations.

Further, our operations could be disrupted by the obligations of personnel to perform military service. As of December 31, 2013, we had 126 employees based in Israel, certain of which may be called upon to perform up to 54 days in each three year period (and in the case of officers, up to 84 days in each three year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. The largest number of our employees that were called to military reserve duty in any of the last three years was 15, including only one member of management. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

Exchange rate fluctuations between the U.S. dollar and the Israeli shekel, the Euro and other non-U.S. currencies may negatively affect our earnings.

The dollar is our functional and reporting currency. Although most of our revenues and a portion of our expenses are denominated in U.S. dollars, a significant portion of our cost of revenues and operating expenses is incurred in Israeli shekels. As a result, we are exposed to the risks that the shekel may appreciate relative to the dollar, or, if the shekel instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the shekel, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the shekel against the dollar. For example, although the dollar appreciated against the shekel in 2011, the rate of devaluation of the dollar against the shekel was approximately 2.3% in 2012, and approximately 7.0% in 2013, which was compounded by inflation in Israel at a rate of approximately 1.6% and 1.8%, respectively. This had the effect of increasing the dollar cost of our operations in Israel. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

Although most of our revenues and a portion of our expenses are denominated in dollars, we do have substantial revenues and certain expenses that are denominated in other currencies apart from the dollar and the shekel, particularly the euro. Therefore, our operating results and cash flows are also subject to fluctuations due to changes in the relative values of the dollar and these foreign currencies. These fluctuations could negatively affect our operating results and could cause our revenues and net income or loss to vary from quarter to quarter. Furthermore, to the extent that we increase our revenues in certain countries, such as several countries in the Asia Pacific region, where our sales are denominated in dollars, a strengthening of the dollar versus other currencies could make our products less competitive in those foreign markets and collection of receivables more difficult.

We engage in currency hedging activities. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel or from fluctuations in the relative values of the dollar and foreign currencies in which we transact business, and may result in a financial loss. For further information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” elsewhere in this Form 20-F.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

We enter into assignment of invention agreements with our employees pursuant to which such individuals agree to assign to us all rights to any inventions created in the scope of their employment or engagement with us. A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the scope of his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her inventions. Recent decisions by the Committee have created uncertainty in this area, as it held that employees may be entitled to remuneration for their service inventions despite having specifically waived any such rights. Further, the Committee has not yet determined the method for calculating this Committee-enforced remuneration. Although our employees have agreed to assign to us service invention rights, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

The government tax benefits that we currently receive require us to meet several conditions and may be terminated or reduced in the future.

Some of our operations in Israel, referred to as “Approved Enterprises” and “Benefited Enterprises,” carry certain tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law. Based on an evaluation of the relevant factors under the Investment Law, including the level of foreign (i.e. non-Israeli) investment in our company, we have determined that our effective tax rate to be paid with respect to all of our Israeli operations under these benefits programs is 0%, based on the available level of benefits under the law. Substantially all of our income before taxes can be attributed to these programs. If we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which was 25% for 2013 and is 26.5% for 2014 and thereafter. In addition to being subject to the standard corporate tax rate, we could be required to refund any tax benefits that we have already received, plus interest and penalties thereon. Even if we continue to meet the relevant requirements, the tax benefits that our current “Approved Enterprise” and “Benefited Enterprises” receive may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, by way of acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs. See “Item 10. Additional Information — Taxation — Tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959” for additional information concerning these tax benefits.

We received Israeli government grants for certain research and development activities. The terms of those grants require us to satisfy specified conditions and to pay penalties in addition to repayment of the grants upon certain events.

Our research and development efforts were and are financed in part through grants from the Office of the Chief Scientist in the Israeli Ministry of Economy (formerly the Ministry of Industry, Trade and Labor), or OCS.

Even following full repayment of any OCS grants, we must nevertheless continue to comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development, 1984, and related regulations, or the Research Law. When a company develops know-how, technology or products using OCS grants, the terms of these grants and the Research Law restrict the transfer outside of Israel of such know-how, and the manufacturing or manufacturing rights of such products, technologies or know-how, without the prior approval of the OCS. Therefore, if aspects of our technologies are deemed to have been developed with OCS funding, the discretionary approval of an OCS committee would be required for any transfer to third parties outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the OCS may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

The transfer of OCS-supported technology or know-how outside of Israel may involve the payment of significant penalties and other amounts, depending upon the value of the transferred technology or know-how, the amount of OCS support, the time of completion of the OCS-supported research project and other factors. These restrictions and requirements for payment may impair our ability to sell our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with OCS funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the OCS.

Provisions of Israeli law and our amended articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless at least 98% of the company’s outstanding shares are tendered. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer (unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek appraisal rights), may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition. See “Item 10. Additional Information — Memorandum of Association and Articles of Association— Acquisitions under Israeli law” for additional information.

Our amended articles of association provide that our directors (other than external directors) are elected on a staggered basis, such that a potential acquiror cannot readily replace our entire board of directors at a single annual general shareholder meeting. This could prevent a potential acquiror from receiving board approval for an acquisition proposal that our board of directors opposes.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred. These provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

It may be difficult to enforce a judgment of a U.S. court against us, our officers and directors or the Israeli experts named in this Form 20-F in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors and these experts.

We are incorporated in Israel. All of our executive officers and the Israeli experts and all but one of our directors listed in this Form 20-F reside outside of the United States, and most of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

Your rights and responsibilities as a shareholder will be governed by Israeli law which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our ordinary shares are governed by our amended articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

ITEM 4: Information on Enzymotec

A.	History and Development of Enzymotec

Our History

We are a rapidly growing and profitable nutritional ingredients and medical foods company. Our proprietary technologies, research expertise, and clinical validation process enable us to develop differentiated solutions across a variety of products. Our innovative and diverse product suite addresses the entire human life-cycle — from infancy to old age — and is comprised of novel key ingredients in products ranging from infant formula to nutritional supplements, as well as branded medical foods, sold only under a doctor’s supervision. We market our product portfolio to established global consumer companies and target large and growing consumer health and wellness markets. Our strategic partnerships, state-of-the-art good manufacturing practice (“GMP”)-compliant manufacturing facility, and global sales and marketing infrastructure enable us to develop, manufacture and market our comprehensive product solutions to our customers globally. By leveraging a shared and scalable research and development platform, we are able to grow cost-effectively and profitably.

Our clinically-validated products include bio-functional lipid-based compounds designed to address dietary needs, medical disorders and common diseases. Lipids represent a major structural component of all life and are essential for cell structure and important biological functions, including energy storage and cell signaling. Our proprietary technologies enable us to identify appropriate lipid-modifying enzymes and then improve the activity of these enzymes to enhance their efficiency, stability and recyclability, as well as to enable their use in organic media. These enhanced enzymes are then utilized to restructure lipids found in natural sources including krill, fish, vegetable sources and bovine milk. We transform the lipids from these raw materials into lipids that are familiar to the human body but cannot be extracted efficiently or in sufficient yield, are not provided in sufficient amounts through normal dietary intake or cannot otherwise be manufactured. For example, our leading infant formula ingredient product, InFat, is produced through modifying the molecular structure of vegetable oils to create an ingredient that more closely resembles a key component of human breast milk that is known to facilitate healthy infant development. Similarly, Vayarin, one of our branded medical foods, utilizes the same technologies to create a safe and stimulant-free solution for the dietary management of certain lipid imbalances associated with attention deficit hyperactivity disorder (“ADHD”) in children. Our expertise also allows us to produce lipid ingredients that have beneficial secondary characteristics, such as extended shelf life, nutrient absorption and improved scent or taste profile. We leverage our technology platform to develop new products, improve our existing leading product portfolio and create new product categories.

We were founded in 1998, launched our first product in 2003 and since then have designed, developed and launched 14 additional products, generating sales in over 30 countries. Our net revenues, adjusted EBITDA and net income for 2013 were $65.0 million, $16.1 million and $11.4 million, respectively. We have grown net revenues by a compound annual growth rate of 55.0% from 2010 to 2013, and grew net income by 138.3% in 2013 compared to 2012.

Principal Capital Expenditures

The majority of our investment activities have historically been related to the construction and expansion of our manufacturing facilities and the purchase of manufacturing equipment and components for our production lines. Cash flows used in investing activities increased from $1.3 million in the year ended December 31, 2012 to $5.0 million in the year ended December 31, 2013. This increase is mainly related to our manufacturing facility expansion project, which will enable us to extract krill oil from krill meal ourselves using technologically advanced equipment and proprietary processes. Capital expenditures during the years ended December 31, 2011 and 2012 related primarily to normal capital expenditures, as well as capital expenditures related to the expansion of our manufacturing capacity. Cash used in investing activities decreased slightly in the year ended December 31, 2012 to $1.3 million from $1.6 million in the year ended December 31, 2011.

We expect cash used in investing activities to increase significantly with the increase in the manufacturing capacity of our existing facility and with the potential commencement of construction on our new manufacturing facility. While we anticipate that construction of this new facility will require significant capital expenditures, we have not yet started construction of the facility or even entered into contracts relating to the construction and therefore it would not be completed, if we do undertake it, before 2015. The timing and amount of the capital expenditures associated with this project, if we do undertake it, is uncertain.

B.	Business Overview

We have two reportable segments, our Nutrition segment and our VAYA Pharma segment, both of which offer a variety of products that leverage our lipid-related expertise. Our Nutrition and VAYA Pharma segments represented 94.5% and 5.5% of net revenues in 2013, respectively.

Nutrition. Our Nutrition segment develops and manufactures nutritional ingredient products based on lipids, such as phospholipids, which form the structural basis of cell membranes and are easily recognized, incorporated and used by the body. Our customer base for this segment includes leading infant formula and nutritional supplement companies such as Biostime and International Vitamin Corporation, or IVC. Our two best-selling nutritional ingredient products are InFat, a clinically-proven fat ingredient for infant formula, and krill oil.

Our premium infant formula ingredient products seek to more closely resemble the composition and properties of human breast milk fat, which is considered the “gold standard” in infant nutrition because of both its short and long term health and developmental benefits, to facilitate healthy infant development. Peer reviewed clinical studies published in 2012 and 2013 demonstrate that our leading formula ingredient product, InFat, provides unique benefits such as stronger bones, improved intestinal flora and reduced crying, in addition to reduced constipation, improved calcium absorption and more efficient energy intake. As a result, we believe InFat is the most significant development to infant formula ingredients since DHA and ARA were introduced to the market almost 15 years ago. The next generation of our infant formula ingredient products targets additional attributes of key lipids found in human breast milk such as improved brain development. InFat has been achieving rapid penetration in the Chinese and other Asian markets, and we believe that we have significant opportunities in other developing markets and developed markets such as North America and Europe. InFat is sold and marketed through Advanced Lipids AB, or AL, our joint venture with AarhusKarlshamn AB, or AAK, a Sweden-based, global producer of specialty oils.

Our krill oil products, which provide the benefits of omega-3 fatty acids, have significantly improved bioavailability over competing products in the market. We use our technological and manufacturing know-how to provide additional secondary benefits such as improved scent, taste and shelf life. Our other products in this segment are targeted at improving brain health and providing benefits in memory, learning abilities and concentration. In addition, we add value to our customers through product customization, clinical validation, regulatory expertise and quality control. We believe there are significant growth opportunities in other geographic markets beyond our core markets in the United States and Australia, and also intend to capitalize on consumer trends towards supplementing their diets with premium health and wellness products.

VAYA Pharma. VAYA Pharma, develops, manufactures and sells branded, under physician supervision-only medical foods for the dietary management of patients with certain medical conditions or diseases having special, medically determined nutrient requirements. Although medical foods must be proven to be safe and effective as demonstrated in human clinical studies, they do not require the same expensive and time consuming regulatory approval process typical of prescription drugs. Our U.S. medical foods business generated its first revenues in 2011 and currently consists of three branded products, all based on our proprietary lipid-based technologies, which address the dietary management of the following conditions: hypertriglyceridemia (Vayarol); lipid imbalances associated with ADHD in children (Vayarin); and lipid imbalances associated with early memory impairment (Vayacog). Our products are designed to provide a safe, cost-effective, first-line dietary therapy. We are currently planning additional clinical studies for two of our medical food products, to reach an expanded consumer market and to support additional marketing claims. In addition to our existing products, we have several other products to address additional indications in the development phase. We currently market VAYA Pharma products in eight states in the United States and have plans to expand both in the United States and globally.

Our technology

Our technology and research and development platform supports product development for both of our reportable segments by leveraging our core scientific expertise in lipid and enzymatic technologies. Our research and development activities are directed towards developing bio-functional lipid ingredients and final products. In order to achieve this goal, we have developed and continue to develop and utilize sophisticated proprietary technologies and know-how that enable us to extract lipids from natural sources, separate and analyze lipid molecules and use enzymes to synthesize lipid molecules known to the body. We have established a proprietary toolset that allows us to efficiently convert the lipids that we obtain from natural sources into those that have unique structural and functional characteristics.

Our technology encompasses four distinct but interrelated domains, each of which comprises part of our product development cycle:

•	enzyme processes;

•	lipid modification;

•	lipid analysis; and

•	process technology and development.

In connection with enzyme processes, we have developed a technological platform that modifies crude enzymes which improves their activity and enables their utilization in synthesis in organic media, such as oils and organic solvents, with enhanced efficiency, stability and recyclability.

Using that enzymatic technology platform, we modify lipids found in natural sources such as krill, fish, soybeans, sunflowers, bovine milk and other sources in order to synthesize lipids that mimic the composition and properties of other lipids that are naturally occurring in the human body. For instance, our PS product line involves the synthesis of phosphatidylserine, or PS, a component of brain membranes and brain function, and our InFat product is a sn-2 palmitate oil product which more closely resembles the composition and properties of human breast milk fat.

Our synthesis of lipids is predicated on our expertise in lipid analysis. This expertise enables us to analyze and map the structure of lipid molecules, which also assists us in separating and quantifying different lipid classes within various compounds. We also utilize our lipid analysis expertise for conducting biochemical analysis for the purpose of supporting regulatory applications, designing and conducting preclinical and clinical trials and for the quantification of other elements found in lipids, such as antidioxidants, minor contaminants and other minor components.

We leverage the data and information gained from our enzyme process, lipid modification and lipid analysis technologies in order to extract, purify and synthesize modified lipid fractions which we then use to formulate and produce our products. Our process and engineering know-how includes an emphasis on developing cost effective processes, and focuses on quality, repeatability and safety. Our process know-how relates to the entire production process, from sourcing raw materials and designing technical specifications for use by our suppliers in developing, improving and incorporating various production technologies, such as extraction, filtration, drying, oxidation control and fermentation.

Our products

Nutrition segment

Our Nutrition segment sells lipid compositions and bioactive ingredients as ingredients for infant formula, adult nutrition products and dietary supplements, which we tailor to the special needs of the nutrition industry. These ingredients are sold by us to three types of customers: (i) companies that manufacture the end-product themselves; (ii) companies that outsource manufacturing of the end product; and (iii) outsourced manufacturers of the end product.

InFat	Soy-PS	K•REAL, our krill oil	PS Line of Products	GPC Line of Products
• A clinically-proven fat ingredient for infant formula that more closely resembles the composition and properties of human breast milk fat. • Offered by AL.	• An infant nutrition ingredient to improve cognitive and mental performance.	• Pure K•REAL • High Potency K•REAL • Custom made K•REAL	• Sharp PS • Sharp PS SILVER • Sharp PS GOLD • Sharp PS GREEN	• Sharp GPC • Sharp GPC ACTIVE

Infat  — InFat is a clinically-proven lipid ingredient for infant formula that more closely resembles the composition and properties of human breast milk fat. The product was originally developed by us and its initial sales, from 2004 to 2006, were made directly by us. In 2007, we entered into a joint venture with AAK relating to the production, marketing, sale and distribution of InFat. As a result, all sales of the product are now made through AL, the joint venture company. See “— Joint Venture with AAK” below.

Human breast milk is considered the optimum nutrition for infants, as it provides the perfect balanced diet to meet the needs of the growing child. Accordingly, the ultimate goal for every infant formula producer is to offer a product as similar as possible in its functional and nutritional benefits to human breast milk. The special fat structure in human breast milk, which is known as sn-2 palmitate, is found in all women and offers clinically proven benefits for infant development. Through the use of our proprietary technologies, we have developed an enzymatic process to restructure vegetable oils into a sn-2 palmitate enriched fat, our InFat ingredient for infant formula, which more closely resembles the fat composition and properties of human breast milk fat.

Our recently published peer reviewed clinical studies demonstrate that formula containing InFat provides infants with unique benefits, such as stronger bones, improved intestinal flora and reduced crying, in addition to reduced constipation, improved calcium absorption and more efficient energy intake.

The InFat ingredient sold by AL is fully customized according to customers’ requirements, ranging from a concentrate form of InFat to complete blends of InFat with various additional vegetable oils for use by infant nutrition manufacturers.

Soy-PS  — Our Soy-PS product is our other lipid ingredient for infant formula. The PS lipid is found naturally in human breast milk and is essential for brain development and normal nerve function. Our PS formulation is derived from soybean lecithin and is designed to improve cognitive and mental performance. Soy-PS is an ingredient product and is available in several different forms.

Krill Oil  — We are a leading manufacturer of krill oil, a premium omega-3 bound to phospholipids. Our product, K•REAL, previously known as Krill Oil+, which was first commercialized in 2006, is manufactured by us according to rigorous quality and freshness standards. Our krill oil products account for the majority of our net revenues, totaling $34.9 million in 2013. Krill oil offers advantages over competing products, such as fish oil, due to the bio-availability of krill oil and the ease with which the omega-3 fatty acids are absorbed into the bloodstream. Our krill oil also offers the additional benefits of increased shelf life and improved scent and taste profiles as compared with competitor products.

We offer the following krill oil products:

•	Pure K•REAL, characterized by its freshness, high stability and low viscosity;

•	High Potency K•REAL, which contains enriched levels of omega-3 fatty acids, without dilution of the level of phospholipids found in pure krill oil; and

•	Custom made K•REAL, suited for specific customer needs, including different grades of K•REAL, more cost-effective K•REAL through the reduction of phospholipid levels, and the inclusion of higher levels of certain ingredients as compared to our other K•REAL products.

K•REAL is processed only from Antarctic krill, which we source from vessels and facilities approved for food handling and storage by the appropriate national food safety authorities. These vessels and facilities are also approved by members of the Commission for the Conservation of Antarctic Marine Living Resources, an international commission with responsibility for the conservation of Antarctic marine ecosystems. We have conducted comprehensive safety evaluations of K•REAL krill ingredients and have determined them to be “Generally Recognized as Safe” (GRAS) for certain conventional food and medical food uses. We notified the FDA of our GRAS determinations and the FDA issued a “no questions” response letter advising us that the FDA accepts our conclusion that our K•REAL krill ingredients are GRAS. Further, K-REAL krill oil has obtained “Novel Food” status in the European Union.

PS line of products  — This consists of a range of food supplements, containing Phosphatidylserine, or PS, a phospholipid component of cell membranes and a building block of the human brain. Research has indicated that PS has a role in the proper signal processing and cell-to-cell communication functions of nerve cells. These products are sold by us as a powder (generally for use in tablets, capsules and functional foods) and as a liquid or dispersion (generally for use in soft gels). This line of products includes the following:

•	Sharp PS — This is a soybean-derived PS brain nutrient, introduced in 2003. It is a nutritional supplement for adults, intended to improve cognitive capabilities, such as memory. Sharp PS is also shown to benefit other populations, such as young persons, by improving memory, learning abilities and concentration.

•	Sharp PS SILVER — This is a patent protected blend of two different active ingredients, PS and omega-3, derived from soybean and fish oils, introduced in 2008. It is intended to improve mental and cognitive abilities.

•	Sharp PS GOLD — This patented compound nutrient, introduced in 2006, offers high potency PS together with targeted deliveries of DHA to the brain. It mimics human PS found in the brain. Two versions of this product are available, one derived from fish oil and the other from krill oil. Clinical trials have shown that Sharp PS GOLD is effective in improving memory in elderly persons suffering from age-associated memory decline.

•	Sharp PS GREEN — This is a soy-free PS food supplement, derived from sunflowers, introduced in 2010, aimed at the large and growing market of health conscious and environmentally-concerned consumers who demand clean, pure, soy allergen-free and non-GMO (genetically modified organisms) ingredients.

GPC line of products — This consists of a range of food supplements, containing L-Alpha Glycerylphosphorylcholine, or alpha GPC, a natural choline compound found in the brain. Alpha GPC is the simplest phospholipid, and a key metabolite in choline metabolism signaling. In addition, alpha GPC serves as an organic osmolyte and assists in proper kidney function and may play a role in sperm motility. Alpha GPC is naturally occurring in certain foods, such as milk, eggs and meat, in low amounts. Alpha GPC is sold in the United States as a dietary supplement and in Europe and South America as a drug for patients suffering from dementia related to Alzheimer’s disease or cerebrovascular conditions, such as strokes.

Our GPC products are sold by us as a powder (generally for use in tablets and capsules) and as a liquid (generally for use in soft gels and drops).

This line of products includes the following:

•	Sharp GPC — This product, derived from soybeans and introduced in 2011, is used for improving cognitive functions for different age populations. It is also suitable for use by aging persons facing the deterioration of their cognitive functioning. Sharp GPC is available in various forms, including a powder (with 99% maximum purity) and a liquid (with 85% maximum purity) for different applications.

•	Sharp GPC ACTIVE — This product, derived from soybeans and introduced in 2011, is an alpha-GPC-based complex (comprised of 45% alpha-GPC), which has the known beneficial value of GPC on human health, especially on cognitive function and additional important biological activity, resulting from the presence of other naturally occurring, lecithin-derived compounds. Sharp GPC ACTIVE is a naturally-sweet, water-based platform, which is compatible with a wide range of nutrients and does not require special preservatives.

We also have two new nutritional ingredient products, Omega-PC and InCog, that we plan to launch in 2014 and three in various stages of development.

Clinical Validation

InFat. From August 2010 to July 2011, we conducted several comparative trials to assess the benefits of InFat compared to standard vegetable fat. The trials divided a sample pool of infants into either two or three groups. In both cases, one group was provided a diet with InFat, while a second group was provided a diet with a control fat, consisting of either standard infant formula or standard vegetable fat. In certain trials, a group given human breast milk served as a reference point. The P values represent a measure of statistical significance, with P<0.05 considered statistically significant.

•	The first trial, which included 36 term infants (8 of which were in the control group, 14 of which were given InFat and 14 of which were breast fed), showed that breast-fed infants and infants who were given a diet with InFat rather than the control fat for six weeks had higher counts of Lactobacilli and Bifidobacteria bacteria (P<0.01), suggesting that InFat promotes a healthy intestinal micro flora and might enhance infants’ gut health and immunity. Additionally, the Lactobacillus counts between the infants fed InFat and the breast-fed infants were comparable (P>0.05). The results of this trial were presented at the Federation of American Societies for Experimental Biology (FASEB) Conference (United States, July 2011) and the International Conference on Nutrition and Growth (Paris, March 2012) and published in the Journal of Pediatric Gastroenterology and Nutrition in 2013. These results support the growing understanding that the composition of the intestinal microbiota is influenced by factors in the milk diet of the young infant.

•	The second trial, which included 83 term infants (28 of which were in the control group, 30 of which were given InFat and 25 of which were breast fed), revealed that at 12 weeks of life term infants who were provided the InFat-enriched formula instead of the control formula had higher bone strength parameters (tested by a non-invasive ultrasound bone sonometry device measuring the speed of sound (“SOS”) along the bone) (P<0.05) and were comparable to breast-fed infants (P>0.05). The results indicate that the InFat formula increases infants’ bone strength. These results were published in Calcified Tissue International in 2012. A second outcome of this clinical trial revealed that feeding term infants formula with InFat for the 12 weeks after birth lowered the daily crying duration in comparison to feeding with control formula (P<0.05) while the control formula group tended to have higher daily crying duration in comparison to the breastfed group (P<0.1). These results were published in Prostaglandins, Leukotrienes and Essential Fatty Acids in 2013. Importantly, further analysis of the diurnal crying pattern revealed that feeding term infants formula with InFat for the 12 weeks after birth decreased the percentage of infants who cried, especially in the afternoon and evening hours (P<0.05), and also the daily crying duration (P<0.05), compared to infants fed a standard formula. These results were recently submitted for publication. The results of this trial were also presented at the European Society for Paediatric Gastroenterology Hepatology and Nutrition (ESPGHAN) Conference (Italy 2011) and the International Society for the Study of Fatty Acids and Lipids (ISSFAL) Congress (Vancouver, May 2012).

•	In July 2011, we completed a comparative, open label 12-week trial, comparing the development of 75 Chinese infants divided into two groups (34 of which were given InFat and 41 of which were breast fed). During the trial, the first group was provided with a diet including InFat and the second group served as a reference and was given breast milk. The final results of the trial showed that InFat formula was not statistically significantly different from human breast milk in terms of body growth, prevention of hard stools and infant well-being (P>0.05). These results highlight the comparability of InFat lipids compared to those found in human breast milk. We are currently preparing the results for publication.

•	In October 2012, we completed the clinical phase of a comparative, randomized, double-blinded, multi-centered, 24-week trial, to compare the development of 171 Chinese full term infants, enrolled at five medical centers in different cities in China, divided into three groups (57 of which were in the control group, 57 of which were given InFat and 57 of which were breast fed). The purpose of the study is to assess the efficacy of infant formula with high percentage of palmitic acid at the sn-2 position (InFat) as compared to standard vegetable oil based infant formula on general gastrointestinal tolerance and fat excretion, reducing calcium soaps formation and stool hardness in Chinese formula-fed term infants. During the trial, the first group was provided with a diet including InFat, the second was provided with a diet including control standard vegetable oil and the third group was given breast milk to serve as a reference for the trial results. The study aimed to identify the advantages of InFat pertaining to fat absorption and gastrointestinal tolerance in full-term infants. Preliminary results showed that at six weeks postnatal, the amount of free fatty acids excreted in stool was lower in the sn-2 palmitate and breast milk groups compared to the control group, and most of the fatty acids excreted were in the form of soaps. Importantly, these effects were observed although both InFat and the vegetable oil formula contained prebiotics. These results were presented at the Nutrition & Growth conference in Barcelona in January 2014.

Krill Oil. In December 2011, we completed a comparative, double-blind, placebo controlled randomized crossover, three phase clinical trial, to compare the absorption of omega-3 fatty acids in both red blood cells and plasma after consumption of krill oil, fish oil or placebo by 24 healthy adult participants. During the trial, each group went through three four-week phases in which they were provided with one of the following three supplements: three grams of our krill oil supplement (K-REAL), three grams of fish oil and three grams of placebo. Between each phase there was an eight-week wash out period before the next supplement was provided. The final results of the trial showed significantly higher levels of absorption of EPA, the sum of EPA and DHA as determined by the omega-3 index, and omega-3 fatty acids in both the plasma and red blood cells when provided krill oil in contrast to either fish oil or the placebo (P<0.05). These results indicate that krill oil has a positive and superior efficacy of the absorption of EPA and omega-3 fatty acids in both the red blood cells and the plasma when compared to fish oil supplements. In addition, the participants completed a questionnaire on status of memory, mood and concentration at the end of each treatment phase. Based on the results of these questionnaires, krill oil treatment was found to improve memory, mood and ability to concentrate compared with fish oil or control treatments. We are currently in the process of submitting these results for publication in a peer reviewed journal.

In April 2012, we completed a comparative, single-blind crossover, four-week clinical trial consisting of 20 healthy adults, to compare omega-3 fatty acid absorption after the intake of high potency krill oil and the intake of pure krill oil. During the trial, the group was provided with 1.5 grams of our high potency krill oil (K-REAL). Omega-3 fatty acid absorption was then compared to the levels measured when the same group of adults was provided with twice the amount of pure krill oil as given in a previous trial. The results of the trial showed that both supplements had a similar absorption of omega-3 fatty acids, despite the fact that during the trial the participants provided with high potency krill oil were only given half the quantity of supplementation compared to the previous trial (P>0.05). These results enable us to market to our customers high potency krill oil that allows for the reduction of krill oil consumption by half while retaining the benefits of taking a full dose of pure krill oil.

Sharp PS. In March 2008, we completed a single center, open-label, 12-week clinical trial, to observe the effects of Sharp PS on cognitive functions in elderly volunteers with subjective memory complaints. During the trial, the volunteers were provided with 300 mg/day of soy-PS. The final results of the trial, in which 26 subjects completed the study, demonstrated statistical significance on improving memory recognition, memory recall, executive function and mental flexibility (P<0.05). The results indicate that the daily intake of soy-PS, as found in Sharp PS, has a high efficacy on cognitive function, including memory parameters, executive function, and mental flexibility. These results were published in Clinical Interventions in Aging in 2013.

Sharp PS Gold. In November 2007, we completed an open-label, six week pilot study, to observe the effects of Sharp PS Gold on cognitive functions in eight elderly volunteers with subjective memory complaints. During the trial, the volunteers were provided with 300 mg/day of PS and 37.5 mg/day of EPA and DHA. The final results of the trial showed positive effects on cognitive function, specifically on memory recall and the ability to store, hold and retrieve information (P<0.05). These results indicate that the daily intake of PS bound to DHA and EPA, which is found in the Sharp PS Gold, over a six-week period, has a positive impact on cognitive functions, including long-term memory processes. These results were published in Clinical Interventions in Aging in 2010.

Cognitex. In April 2009, we completed an open-label, 12-week clinical trial that observed the effects of Cognitex on cognitive functions in twenty-six elderly volunteers with subjective memory complaints. Cognitex, a premium product manufactured by one of our customers, is a formulation of Sharp PS Gold, glycerylphosphorylcholine (GPC) and other ingredients. During the trial, the volunteers were provided with Cognitex three times a day. The final results of the trial showed positive effects on cognitive function, with significant improvement in memory abilities, attention, visual learning, and daily activities commencing within the first two weeks of the trial (P<0.05). Such improvement was sustained without further improvement over the course of the study, with the exception of the activities of daily living measure, which demonstrated an additional statistically significant improvement following the ten additional weeks (P<0.05). These results indicate that the daily intake of Cognitex has a positive significant effect on cognitive functions, commencing within the first two weeks of its intake, including improvement in memory abilities, attention, visual learning, and daily activities. These results were published in the Journal of Dietary Supplements in 2011.

VAYA Pharma segment

Our VAYA Pharma segment is dedicated to the discovery, development, manufacture and marketing of innovative clinically-tested, effective and safe natural lipid-based medical foods for the cardiovascular and neurological markets, as well as for the pharmaceutical drug markets. Our VAYA Pharma segment currently offers the following products:

• Vayarin	• Vayacog	• Vayarol
For clinical dietary management of certain lipid imbalances associated with ADHD.	For clinical dietary management of certain lipid imbalances associated with early memory impairment.	For the clinical dietary management of patients with high triglyceride levels, (particularly those at risk for an increase in blood concentrations of low density lipoprotein cholesterol (LDL-C) upon omega-3 administration).

In the United States, each of three products currently offered by our VAYA Pharma segment is sold as a “medical food,” available only under the supervision of a physician (either by prescription or acquired directly from a physician in the context of the physician patient-relationship), meeting the criteria for medical foods enumerated by the FDA. See “— Government regulation” below.

Below is a brief description of each of this segment’s current products:

•	Vayarin — The Vayarin capsule, introduced in Israel in 2010 and in the United States in 2011, is an orally administered under physician supervision medical food for the clinical dietary management of certain lipid imbalances associated with attention deficit-hyperactivity disorder, or ADHD. These capsules are aimed at children and pre-adolescents with ADHD, children who are reluctant to start drug therapy or are intolerant to stimulant therapy, or children with a more pronounced hyperactive-impulsive behavior, as well as mood and behavior dysregulation. Vayarin contains Lipirinen, a proprietary composition containing EPA-enriched PS omega-3, which is derived from krill.

•	Vayacog — The Vayacog capsule, introduced in 2011, is an orally administered under physician supervision medical food for the clinical dietary management of certain lipid imbalances associated with early memory impairment. These capsules are aimed at people with subjective memory impairment, those suffering from normal age-associated memory decline and people with mild cognitive impairment (MCI). Vayacog contains Lipicogen, a proprietary composition containing DHA-enriched PS omega-3, derived from both fish and soybeans, and which resembles the naturally occurring PS found in human and other mammalian brain cell membranes.

•	Vayarol — Our Vayarol product, introduced as a dietary supplement in the United States and Israel in 2007 and 2009, respectively and as a medical food in the United States in 2011, is marketed as an orally administered under physician supervision medical food for the clinical dietary management of hypertriglyceridemia. Outside the United States, Vayarol targets those suffering from hypertriglyceridemia, individuals who are reluctant to start drug therapy for this condition, or those with borderline to moderate mixed hyperlipidemia. In the latter case, it is administered to patients with mild elevation of LDL cholesterol or who are intolerant to statins and other medications. Vayarol contains Lipirolen, a proprietary composition containing phytosterol esters of omega-3, which is derived from fish oils and soybeans.

While our current focus is to expand our three current products, we also have a number of VAYA products in various stages of development.

Clinical Validation

VAYA Pharma’s clinical studies have been focused on three therapeutic segments: ADHD, early memory impairment, and hyperlipidemia. Efficacy was evaluated using validated outcome measures, including tools assessed by professional clinicians, raters, and health providers. These studies also monitored safety and tolerability. In the below-described clinical studies, P<0.05 was considered statistically significant. In light of the positive results of the Vayarol clinical trials, we are currently in discussions with the FDA regarding the development of Vayarol as a full prescription drug for hypertriglyceridemia. For more information regarding the FDA approval process of Vayarol, see “— Government regulations.”

Vayarol. We completed a comparative, semi-randomized, multiple phase, crossover clinical trial, to test the effects of Vayarol on the lipid profiles of 21 mildly overweight, hypercholesterolemic subjects. The trial included four phases of 29 days each, in which the participants’ diets were identical except for the differing supplemental treatment oil provided in each phase, which consisted of Vayarol (early formulation), control olive oil, fish oil and commercial phytosterols. Following each phase, the participants had a 28-day wash out period before being provided with a different treatment. The final results of the trial showed that Vayarol was safe and well-tolerated by the trial participants and that the administration of Vayarol resulted in lower fasting and postprandial triglyceride levels as compared to any other tested treatments, including fish oil (P=0.025 and 0.0001, respectively). In addition, Vayarol administration resulted in substantial reduction of ApoB levels and total/HDL cholesterol ratio in comparison with fish oil administration (P<0.05). These results were published in the American Journal of Clinical Nutrition in 2006 and Lipids in Health and Disease in 2007.

We completed a comparative, randomized double-blinded, placebo controlled, multi-centered 12-week clinical trial, to observe the effects of Vayarol on lipid profiles and other coronary heart disease risk factors in 91 mixed hyperlipidemic subjects, who had both elevated low-density lipoprotein triglycerides and elevated cholesterol (“LDL-C”), divided into two groups. During the trial, one group (46 subjects) was provided with Vayarol and the second (45 subjects) was provided with a placebo. The final results of the trial, which were received in December 2008, showed that Vayarol was found to be safe and well-tolerated by the trial participants and that the Vayarol group had reduced levels of triglycerides by 19% (P=0.025), without experiencing LDL-C elevation. Vayarol was also shown to significantly reduce inflammation, as measured by a decrease in C-reactive protein (P=0.018), and reduce diastolic blood pressure by 7% (P=0.036). We believe these results indicate that the daily intake of Vayarol is beneficial for the dietary management of hypertriglyceridemia. The study results were published in Cardiovascular Drug Therapy in 2010.

Vayarin. We completed a comparative, double-blinded, randomized placebo controlled 12-week clinical trial, to compare the effects of Vayarin on ADHD symptoms in 83 inattentive children to an omega-3 supplement or a placebo. During the trial, one group (29 subjects) was provided with Vayarin (an early formulation), the second (28 subjects) was provided with fish oil supplements offered as a competing market product and the third (26 subjects) was given a placebo. The Test of Variables of Attention (TOVA), a well-established, computer-based assessment of executive functions, in particular inattention, was used to measure efficacy. The final results of the trial showed that Vayarin was safe and well-tolerated and also demonstrated that it had a significant effect on children’s executive function (P<0.05). Specifically, the findings indicated that it had a significant effect on children’s attention performance, demonstrated by superior results in the total TOVA score as compared to those observed in the groups who were provided with either fish oil or a placebo. The findings further suggest that providing inattentive children with high EPA/DHA phosphatidylserine preparation can affect visual, sustained attention performance. We believe these results indicate that Vayarin might have efficacy compared to other competing fish oil supplements and represents an attractive and safe product for the dietary management of ADHD. These results were published in the American Journal of Clinical Nutrition in 2008.

We completed a comparative, double-blinded, randomized, placebo controlled 15-week clinical trial, followed by a 15-week open-label extension, to observe the effects of Vayarin on ADHD symptoms in 200 children with ADHD. During the trial, one group (137 subjects) was provided with Vayarin and the second group (63 subjects) was provided with a placebo. The primary efficacy measure of the study was the Conners’ Teacher Rating Scale Revised Long-Hebrew Version (CRS-T) which is a questionnaire answered by a child’s teacher to assess symptoms of ADHD. Other assessments included the Conners’ Parent Rating Scale Revised Long-Hebrew Version (CRS-P), which is answered by the child’s parent and additionally, quality of life was assessed by the Child Health Questionnaire (CHQ) which assesses physical and psychosocial concepts related to the child’s well-being. The final results of the trial, which were received in 2009, showed that while there was no significant difference between the Vayarin and control groups in any of the CRS-T subscales, a significant reduction was observed in one ADHD symptom as well as a trend of reduction in other ADHD symptoms and significant improvement on quality of life was also shown. Further, we observed a significant reduction in certain ADHD symptoms on both the CRS-T and CRS-P subscales in a subgroup of children (78 subjects) with a more pronounced hyperactive/impulsive behavior in combination with mood and behavioral dysregulation. In addition, Vayarin was found to be safe and well-tolerated by the trial participants. We believe these results, though they require a follow-up study for confirmation, indicate that Vayarin is an effective and safe new approach for the clinical dietary management of ADHD. These results were presented at the annual meeting of the American Academy of Child & Adolescent Psychiatry (AACAP) in 2010 and 2011 and published in European Psychiatry in 2011 and 2013.

Vayacog. We completed a comparative, double-blinded, randomized placebo controlled 15-week clinical trial, followed by a 15-week open-label extension, to observe the effects of Vayacog on cognitive abilities in 157 elderly persons with memory complaints, divided into two groups. During the trial, one group of participants (79 subjects) received Vayacog and the second group (78 subjects) received a placebo. The purpose of the trial was to evaluate the efficacy and safety of Vayacog in improving the cognitive function of non-demented elderly with memory complaints. The final results of the trial showed that Vayacog had a significant effect, compared to placebo, on improving short-term memory (P<0.05) as well as being safe and well-tolerated by the trial participants. In addition, subgroup analysis suggests that participants with relatively good cognitive performance at the beginning of the study (78 subjects) were more likely to respond to Vayacog. These results indicate that the daily intake of Vayacog can serve as an effective and safe new approach for the clinical dietary management of early memory impairment. The study results were presented in the International Conference on Alzheimer’s Disease (ICAD, 2010) and in Alzheimer’s Disease International conference (ADI, 2010) and published in Dementia and Geriatric Cognitive Disorders in 2010 and BMC Neurology in 2011. An article describing the results from the open-label extension was recently accepted for publication in Dementia and Geriatric Cognitive Disorders.

Marketing, sales and distribution

Nutrition segment

We sell our nutrition products to manufacturers of branded products in different markets around the world. Those manufacturers then incorporate them into their own products and sell them to end customers.

Sales and distribution of our InFat product are carried out by AL. In most of our markets sales are conducted directly by AL. See “— Joint Venture with AAK” below. Additionally, AL sells through distributors and agents in Korea, New Zealand, Australia and, along with direct sales to certain brands, in China.

The marketing, sales and distribution of our Soy-PS product is carried out by local distributors.

We sell our krill, PS and GPC products to companies that manufacture and market dietary supplements, to food companies that combine our bioactive ingredients in functional food applications, and to distributors of these products. In North America, the marketing, sales and distribution of these products are carried out through our wholly-owned U.S. subsidiary, Enzymotec USA, Inc. Outside North America, we perform the primary marketing and sales roles, while the distribution and marketing support of these products is generally carried out by local distributors and agents. Invita Australia is the largest distributor of our krill products, accounting for 12% of our consolidated net revenues in 2013. Invita distributes our products to a number of end customers with which we also have direct relations. Accordingly, we believe we could continue sales to those end customers with minimal disruption in the event that Invita were unable to do so.

VAYA Pharma segment

In the United States, which accounted for the substantial majority of our VAYA Pharma sales in 2013, the marketing and sales of these products are carried out directly by the dedicated sales personnel of our wholly-owned U.S. subsidiary, VAYA Pharma Inc. Our VAYA Pharma products are distributed by pharmaceutical wholesalers. We currently market our VAYA products in eight states in the United States and plan to expand our marketing efforts, including by hiring additional sales representatives in the United States.

The products offered by our VAYA Pharma segment are sold in the United States on the basis of their meeting the criteria for medical foods, as enumerated by the FDA. Medical foods are not required to undergo premarket review or approval by the FDA. However, primarily because our VAYA Pharma products are not approved as prescription drugs by the FDA, most consumers purchasing these products in the United States are currently unable to obtain reimbursement from third-party payers under government healthcare or private insurance plans, which generally do not provide reimbursement for medical foods. As of the end of the first quarter of 2013, approximately 30% of sales of VAYA Pharma products in the United States received some form of reimbursement. We are attempting to broaden acceptance of our VAYA Pharma products as eligible for reimbursement by third-party payers. Our growth strategy for our VAYA Pharma products is significantly dependent on convincing third party payers under government or private insurance plans in the United States to provide reimbursement to consumers who purchase these products.

Outside the United States, the sales, marketing and distribution of the VAYA Pharma products is carried out by our local license partners, generally pharmaceutical companies under exclusive license agreements.

Our customers and partners

We sell our nutrition products to manufacturers of branded products in different markets around the world. For example, we have developed relationships with infant formula manufacturers who partner with us in bringing our ingredients for infant formula to the end-user market. With respect to our other Nutrition products, we target customers that have a significant presence in the vitamin and mineral supplement, or VMS, industry within their geographic markets. In our VAYA Pharma segment, the majority of our products are sold directly to customers by our dedicated sales personnel, but we have also partnered with leading pharmaceutical companies to provide our products outside of the United States.

Nutrition segment

AL, our 50% owned Swedish joint venture company, seeks to position InFat as a strategic ingredient that enables its customers to strengthen their premium brands of infant formula. We believe that this strategy will help create long-term relationships and customer commitments in InFat.

AL is currently party to strategic agreements with two leading providers of infant nutrition products to the Chinese market. Of these two agreements, we consider the agreement with Biostime to be material to our results of operations because we estimate that sales of InFat attributable to sales by, and under the brand name of, Biostime accounted for between 10% to 12% of our consolidated net revenues in 2013. The agreement contains multi-year minimum purchase undertakings by Biostime and minimum supply guarantees by AL, subject to an agreed pricing formula. We have also entered into agreements with these customers to collaborate on research activities related to infant nutrition products, including working with the customers to upgrade their infant nutrition products. We believe that these collaborative research activities provide additional value to our customers. We do not derive any revenues from these collaborative research activities and they are not material to our business.

AL also seeks to target new infant formula manufacturers and brands to incorporate our InFat products into their products.

Sn-2 palmitate has been incorporated in infant formula products by companies such as Danone, Nestlé and Heinz. AL is a major supplier of the sn-2 palmitate in the market.

In December 2013, we signed a joint venture agreement with Polar Omega A/S for the commercialization of Omega-PC and we expect that we will begin to sell Omega-PC during 2014.

The other customers in our Nutrition segment include leading VMS manufacturers and retailers. We target customers with well-developed marketing and distribution infrastructure, strong relationships with and knowledge of their end-customers, awareness of global industry trends and scientific expertise in our fields, such as IVC and Pharmavite.

We are currently seeking to establish strategic relationships with customers that market and sell their products to mass market retailers (such as Wal-Mart and Costco). We are also working with leading nutrition companies to combine our ingredients into their products and present our ingredients in new applications, such as gummy bears and powders.

VAYA Pharma segment

In the United States, the marketing and sales of our VAYA Pharma products are carried out directly by the dedicated sales personnel of VAYA Pharma Inc. and the products are distributed by pharmaceutical wholesalers. Outside of the United States, where we are not developing our own specialized marketing and sales staff of medical representatives, we seek to partner with leading providers of pharmaceuticals and other health products in specific geographic markets by licensing our VAYA Pharma brands, often on an exclusive basis, in order to leverage our partners’ market presence and distribution capabilities. To date, we have partnered with Teva Pharmaceuticals in Israel, Daiichi Sankyo Pharmaceuticals in Brazil, Daewon Pharmaceutical in South Korea, PFM Medical in Singapore and Dexcel Pharma in Ukraine. We do not currently derive material revenues from these arrangements.

Sourcing, manufacture and production

The principal raw materials used by us in the manufacture of our products consist of krill biomass, fish biomass, lecithins and oils derived from fish and certain plants (primarily soybean, canola and sunflower), amino acids, as well as various enzymes.

Krill oil, unlike fish oil, is extracted from its crude biomass in a delicate process as many of its nutrients are extremely sensitive to heat. The krill used by us is harvested in the cold waters of the Southern Ocean and sold to us primarily pursuant to an agreement between us and the owners of a fishing vessel, as described below. Once harvested, the krill is processed into krill meal aboard the trawler, a process that must be carried out within a short time after capture, primarily in order to prevent the enzymes in the krill from causing a rapid breakdown of the valuable nutrients in the krill. We believe there are approximately ten such vessels with the capability to process raw krill into krill meal. We also purchase krill meal from several agents and recently signed a purchase agreement with a supplier of frozen krill.

We have entered into a binding memorandum of understanding, or MOU, with the owners of the vessel and intend to enter into a final agreement in the future. While the MOU contemplates entry into a final agreement by May 31, 2013, we have not yet done so and continue to operate under the MOU in accordance with its terms. According to the terms of the MOU, the fishing vessel will operate according to our needs and demands for krill meal during the annual seven month krill harvesting season from 2013 until 2016. The MOU also provides that in the event of a sale of the vessel, we have a right of first refusal to acquire the vessel. The MOU does not provide termination rights for either party.

Until the first quarter of 2014, the first stage of processing krill meal into crude krill oil was carried out for us by a dedicated contract manufacturer in India. The krill meal was delivered initially to a specially adapted warehouse and from there to our contract manufacturer, where it would be mixed with solvents to extract the crude krill oil from the powdery meal. The crude krill oil was then shipped to our plant in Israel for purification using our proprietary Multi Stage Oil, or MSO, extraction process, which ensures that the krill oil’s natural attributes remain intact for at least two years (its stated shelf life), without diluting efficacy or potency, to produce our K•REAL products.

We recently expanded our Migdal Ha’Emeq manufacturing facility to enable us to perform the first stage of the extraction process, turning krill meal into crude krill oil, ourselves using technologically advanced equipment and our proprietary processes. We expect to process the majority of our krill meal at our Migdal Ha’Emeq facility by the end of the first quarter of 2014. See “Item 5. Operating and Financial Review and Prospects — Operating Results— Costs of revenues and gross profit — Nutrition.”

The fish and plant lecithins and oils and the amino acids used by us in the manufacture of our products are readily available and generally sold by multiple suppliers.

The enzymes used by us in connection with the manufacture of the InFat product and our Sharp PS line of products are each purchased from single suppliers. However, in both instances, we maintain a substantial inventory which would enable us sufficient time to find an alternative source, should our current supplier be unable to supply sufficient quantities.

With the exception of processing a portion of krill meal into crude krill oil, as discussed above, the manufacture of certain grades of our Sharp GPC product, our Omega-PC product and the final InFat product, all of our products are manufactured at our plant in Migdal Ha’Emeq, Israel. See “Item 4. Information on Enzymotec — Property, Plants and Equipment — Property and infrastructure” below. In addition, the enzymes used for the manufacture of the InFat product go through a special process, known as immobilization, carried out by us at our Migdal Ha’Emeq plant. We then ship those enzymes to AAK, where they are used as the core element for the production of InFat through the restructuring of the vegetable oils procured by AAK. InFat production currently takes place in the dedicated production facility built and owned by AAK in Karlshamn, Sweden, which has a fully automated production line equipped with the technology to ensure full product consistency. See “— Joint Venture with AAK” below.

The capsulation and packaging of our VAYA Pharma products, which are currently the only products sold by us in final form for use by the end user, is carried out by third-party contractors.

Joint venture with AAK

AL is a joint venture we established with AarhusKarlshamn AB, a Swedish company also known as AAK, regarding the production, marketing, sale and distribution of our InFat product, which is sold to the infant nutrition industry for use in infant formula. AAK is one of the world’s leading manufacturers of specialty vegetable oils and fats. Pursuant to the joint venture agreement, we supply the enzymes used in the manufacture of InFat, and AAK manufactures the final InFat product. For a discussion of the accounting treatment of AL’s results of operations, see “Item 5. Operating and Financial Review and Prospects — Operating Results— Joint venture accounting.”

Supply and production arrangements. We have agreed to supply exclusively to AAK the enzymes used in the production of InFat. These enzymes represent our proprietary patented production technology for the InFat product. AAK has the sole responsibility over the purchase and procurement of other raw materials, namely the fats, for the InFat product, and is responsible for its production which takes place in a designated facility built by AAK for the joint venture. AAK has agreed to supply exclusively to the joint venture the InFat products produced by it. We do not have a supply agreement with AL. Subject to extension related to the buy/sell mechanism discussed below, both supply agreements terminate upon the termination of the joint venture.

Joint venture responsibilities. We are responsible for research and development, as well as business development (including penetration of new markets) and marketing activities on behalf of the JV while drawing on AAK’s expertise. We also are responsible for regulatory matters related to the joint venture. We license the InFat trade name to the joint venture.

AAK is responsible for capital expenditures in respect of increased production capacity; the management of inventory and warehousing; logistics relating to the actual sales and delivery of the product; collection of trade receivables from customers of AL; obtaining permits and licenses related to AL’s operations in Sweden; and procuring product liability insurance.

We have an ongoing disagreement with AAK over certain operational matters, including responsibility for certain functions related to sales of the joint venture’s products. The operations of the joint venture have not been impacted by this disagreement.

Joint venture management. All decisions of AL require mutual consent of us and AAK. AL has a board of directors consisting of four members, two of whom are appointed by AAK and two of whom are appointed by us. Members of the board serve until they are removed by the joint venture partner responsible for appointing them or until they resign. From among the four board members a chairman is chosen to serve for a period of two years. The right to appoint the chairman alternates every two years between AAK and us. All actions taken by the board must be taken unanimously by the board members present at a meeting. In addition to the board of directors of AL, the day-to-day management of AL is the responsibility of a committee comprised of two members, a Managing Director and a Technical Director, one appointed by us and the other appointed by AAK. Members of this committee may not serve concurrently as board members but serve until they are removed by the joint venture partner who appointed them or until they resign. The Managing Director has the power and authority to make all decisions concerning the day-to-day affairs of AL but must discuss and deliberate with the Technical Director prior to taking action. The position of Managing Director is for a period of two years and the right to appoint the Managing Director alternates between AAK and us. Furthermore, the right to appoint the Managing Director belongs to the party not appointing the chairman of the board of directors in that particular year.

Restrictions related to the joint venture. The joint venture agreement includes restrictions on the ability of both joint venture parties to transfer their shares in AL, non-disclosure obligations and non-competition obligations, both during the term of the joint venture and after termination of the agreement and the parties’ obligations thereunder. In the event of the sale of AL pursuant to the buy/sell mechanism discussed below, the party that sells its share in AL will be subject, during the three-year period after the end of provision of services under the joint venture agreement, to non-competition obligations. Pursuant to these obligations, the selling party may not, among other restrictions, develop or sell InFat or products that directly compete with InFat, excluding those competing products that the selling party developed and sold prior to the non-competition period.

Dispute with AAK. AAK indicated to us in several letters as we prepared for our initial public offering its concern that our disclosures in connection with such offering may violate the non-disclosure obligations related to AL contained in the joint venture agreement. AAK informed us following the public filing of our initial public offering prospectus that it was reviewing certain disclosures that we made in the prospectus to determine whether they violate such non-disclosure obligations. The agreement permits disclosure of information by “any” joint venture partner “being publicly traded,” provided such joint venture partner, among other things, uses best efforts not to disclose confidential information and minimizes any disclosures to the maximum extent possible. It is our position based on legal advice we received that we were permitted to disclose information related to AL and required to be disclosed under law in connection with our initial public offering, as well as subsequently in connection with our public company status, and we believe that we have complied with the other limitations in the joint venture agreement. See “Item 3. Key Information — Risk Factors — Risks relating to our business and Industry — We rely on our Swedish joint venture partner to manufacture InFat, and certain matters related to the joint venture are, or based on communications received from our joint venture partner may become, the subject of a disagreement”

Liability for breach of agreement. If either we or AAK fails to perform any of our respective obligations under the joint venture agreement, such partner shall be deemed to have breached the joint venture agreement and shall have 90 days from receipt of notice from the other party specifying the breach to cure such breach. If, after the expiration of that period, the breach is not corrected, then the partner in breach shall be liable to the other partner for all direct and foreseeable damages caused to it or to AL by the breach, in addition to any other remedy the other partner is entitled to pursuant to the joint venture agreement. In no event shall either partner be liable for special, incidental or consequential damages.

Dispute resolution. If a dispute arises related to the joint venture, we are first required to attempt to resolve the dispute through friendly consultations between us and AAK. If these consultations do not lead to a resolution within 30 days the dispute is referred to our chairman and the chairman of AAK to continue negotiations. If, after an additional 30 days, the dispute is still not resolved, either party may submit the matter to arbitration in accordance with the terms of the agreement.

Termination. The joint venture agreement’s initial term runs until December 31, 2016. Thereafter, the agreement will be automatically extended for consecutive periods of three years, unless terminated by notice of either party at least 12 months prior to a term’s expiration. Additionally, the agreement may be terminated in customary circumstances, such as in the case of intentional material breach of the agreement or if a partner becomes controlled by a competitor of AL. The joint venture agreement provides for a mechanism that would allow one partner to acquire all of the shares in AL held by the other partner upon termination of the joint venture. Specifically, in the event of termination (other than in the case of an intentional, material breach that causes grave and serious damage), either party may notify the other of its intent to buy the other party’s shares in AL by making an unconditional, irrevocable offer to purchase the other party’s shares. The agreement also provides for a counteroffer mechanism, such that the party who is willing to pay the highest price for AL will be entitled to purchase the other party’s shares in AL. Additionally, in cases of an intentional material breach of the agreement causing grave and serious damage (subject to a 90-day cure period), the non-breaching party has the right to purchase the shares of the breaching party for no consideration and to continue the business of AL post termination. This includes extending the supply obligations (or any other obligations) of the breaching party necessary to conduct the business of AL post-termination for a period of three years.

Competition

The level of competition we face varies from product to product. However, we believe that the number of companies seeking to develop products in the markets in which we compete will increase. Competitors range in size from small, single product companies to large, multifaceted corporations, which may have greater financial, technical, marketing and other resources than those available to us. Many of these competitors or potential competitors may have greater name recognition and broader product lines than we do.

Nutrition

With respect to our InFat product, we currently compete with one other company offering an sn-2 palmitate product, IOI Loders Croklaan, a Malaysian company, which offers a product under the Betapol brand name. We expect that others may seek to enter the sn-2 palmitate market. Further, InFat competes with other products in the general infant nutritional product market. The majority of market participants are currently using various vegetable oils blends, although bovine milk fat is also used to some extent. Accordingly, our main challenge in this market is to enlarge InFat’s market share by convincing customers to use InFat instead of lower-cost regular vegetable oil. We believe that as the sn-2 palmitate market share grows, it will encourage more specialty oil producers to endeavor to develop and offer competitive products.

With respect to our krill products, we believe that in light of the recent strong growth in global krill oil sales, krill oil suppliers are increasing capacity and competition is likely to intensify. Our three principal competitors in the krill oil market are: Aker BioMarine AS (which recently merged with Aker Seafoods Holding AS), a Norwegian company; Neptune Technologies & Bioressources Inc., a Canadian company; and Rimfrost USA, LLC, a joint venture of Avoca, Inc., and Olympic Seafood AS. In the PS market, our principal competitors are Chemi Nutraceuticals Inc., Lipoid GmbH and Lipogen Ltd.

VAYA Pharma

Our VAYA Pharma products currently face little direct competition in the medical foods market. However, even though we are positioning ourselves as a first line therapy, the present major growth challenge, principally in the United States, which constitutes our largest market for medical foods products, is that physicians may prefer to prescribe prescription drugs produced by pharmaceutical drug manufacturers rather than our medical food products. Further, potential customers may prefer to use prescription drugs instead of our medical foods products, as they may be deterred from purchasing our products due to the present lack of reimbursement from third party payers. The prescriptions likely to be prescribed by physicians and used by patients include drugs produced by large, well-established pharmaceutical companies as well as specialty pharmaceutical sales and marketing companies and specialized cardiovascular disease, or CVD, biopharmaceutical companies. For our Vayarol product, the principal prescription drugs with which we compete include Lovaza, marketed by GlaxoSmithKline plc, Niaspon marketed by Abbott Laboratories, and Vascepa marketed by Amarin Corporation plc; for our Vayarin product, Strattera produced by Eli Lilly & Co., Intuniv (guanfacine) produced by Shire plc, and generic products, such as Ritalin. We believe there are not presently any drugs that address the indication addressed by Vayacog in the market.

Our VAYA Pharma products currently face little direct competition from other medical foods manufacturers, as we believe that there are high barriers to entry in the medical foods market. While they do not currently market medical foods that compete with our products, we are aware that large multi-national nutrition companies, such as Abbott Laboratories, Nestlé and Danone (through its clinical nutrition subsidiary, Numeco N.V.) have expressed interest in the medical food market. Such potential competitors may have greater financial, technical, marketing and other resources than those available to us and, accordingly, the ability to devote greater resources than we can to the development, promotion, sale and support of products. However, even if such companies do enter the medical food market, we would not view them as significant competitors to the extent that their medical foods products address different indications than our medical foods products.

Government regulation

VAYA Pharma segment

Medical foods

In the United States, the products currently offered by our VAYA Pharma segment are sold as medical foods, consistent with the statutory and FDA regulatory criteria for “medical foods.” The products are available only under the supervision of a physician (acquired on prescription or directly from a physician). The term “medical food,” as defined in the Orphan Drug Amendments of 1988 to the FDCA, is a food “which is formulated to be consumed or administered enterally under the supervision of a physician and which is intended for the specific dietary management of a disease or condition for which distinctive nutritional requirements, based on recognized scientific principles, are established by medical evaluation.” The FDA has issued regulations detailing the agency’s interpretation of the characteristics of food products that qualify as “medical foods.” Accordingly, under FDA regulations, a food qualifies as a “medical food” only if:

•	it is specially formulated and processed (as opposed to a naturally occurring foodstuff used in its natural state), for the partial or exclusive feeding of a patient by means of oral intake or enteral feeding by tube;

•	it is intended for the dietary management of a patient who, because of therapeutic or chronic medical needs, has limited or impaired capacity to ingest, digest, absorb, or metabolize ordinary foodstuffs or certain nutrients, or who has other special medically determined nutrient requirements, the dietary management of which cannot be achieved by modification of the normal diet alone;

•	it provides nutritional support specifically modified for the management of the unique nutrient needs that result from the specific disease or condition, as determined by medical evaluation;

•	it is intended to be used under medical supervision; and

•	it is intended only for a patient receiving active and ongoing medical supervision wherein the patient requires medical care on a recurring basis for, among other things, instructions on the use of the medical food.

The FDA has recently issued warning letters to other medical food companies challenging the classification of their products as “medical food.” We believe that these letters indicate that the FDA may be applying a more narrow interpretation of what qualifies as a “medical food.” Given this enhanced focus on medical food companies, we cannot provide any assurance that we will not also receive such a letter and the FDA could take the position that one or more of our medical foods products may not be lawfully sold in the United States as “medical food.” If such a challenge were to occur we could incur significant costs associated with responding and defending our products’ status as medical foods and ultimately litigation. If we are not able to demonstrate to the FDA’s satisfaction that the product(s) meet the regulatory requirements for “medical foods,” we may be forced to suspend sale and distribution of such products in the U.S. market or attempt to reposition the products as a supplement or a drug.

Outside the United States, the question of whether our VAYA Pharma products are categorized as prescription products, and the extent to which they can be purchased without medical supervision, depends upon national, regional and local laws and regulations, as well as the sales and marketing strategy adopted by our local license partners following discussions with us. For example, in Israel these products may be purchased over the counter, without a prescription, whereas in South Korea, one of our products, Vayarol will be sold and marketed, subject to approval, as a prescription drug.

Prescription drugs

In the United States, the FDA regulates drugs under the FDCA, and implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending New Drug Applications or NDAs, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

•	The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations;

•	submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials may begin;

•	approval by an independent institutional review board, or IRB, at each clinical site before each trial may be initiated;

•	performance of adequate and well-controlled human clinical trials in accordance with good clinical practices, or GCP, to establish the safety and efficacy of the proposed drug or biological product for each indication;

•	submission to the FDA of an NDA;

•	satisfactory completion of an FDA advisory committee review, if applicable;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP, and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

•	FDA review and approval of the NDA.

We plan to use our R&D platform to seek to penetrate the prescription pharmaceuticals market. In 2010, we commenced the process of seeking FDA approval for Vayarol as a prescription drug for the reduction of triglyceride levels in patients with hypertriglyceridemia. We submitted an Investigational New Drug Application, or IND, briefing package to the FDA in April 2013. The package contains three main sections: (i) a Chemistry, Manufacturing and Controls, or CMC, section that contains a detailed characterization of the raw materials and drug substances of the drug product; (ii) a nonclinical section that includes a comprehensive literature review and the design of a toxicology study in rats; and (iii) a clinical section that contains a detailed description of our Phase 2 studies, a full protocol for one of the proposed Phase 3 studies and a synopsis for a second proposed Phase 3 study. The FDA initially granted our request for an End of Phase 2 meeting; however, prior to the date of the meeting, the FDA issued written comments on our submission. Based on these written comments and a subsequent teleconference with FDA representatives, we believe, but cannot guarantee, that the FDA would be willing to grant an SPA for a proposed Phase 3 clinical study as part of a broader development plan than the one originally proposed by us to the FDA, which would include designing a more extensive Phase 3 clinical trial.  Despite these expanded requirements, which will result in higher costs and a delay in the original timeline, the total time and cost associated with the revised development plan we may propose to the FDA are significantly lower than those typically required for the development of prescription drugs, which we believe reflects our ability to cost-effectively and efficiently develop prescription drugs.  Nevertheless, in light of the FDA’s expanded requirements for the investigational program and the crowded market for hypertriglyceridemia treatments, we are currently evaluating our next steps and reconsidering the costs and benefits of this project.

Nutrition Segment

In the United States, two regulatory pathways exist for dietary ingredients, one for ingredients marketed in food and the other for dietary ingredients marketed in nutritional supplements. Dietary ingredients that were marketed in nutritional supplements prior to October 1994 are not subject to premarket authorization requirements. All other dietary ingredients must undergo a “premarket notification” process. This process requires the manufacturer to detail the quality and safety of the ingredient and file such information with the FDA at least 85 days prior to placing the ingredient on the market as a dietary supplement.

Food ingredients must be determined to be safe prior to being added to foods. The following categories of food ingredients are considered to be safe by the FDA:

•	a food additive that has received pre-market approval from the FDA;

•	an ingredient that is generally recognized, among qualified experts, as having been adequately shown to be safe under the conditions of its intended use (referred to as generally recognized as safe, or “GRAS”); or

•	an ingredient that was determined to be safe for use in food prior to September 6, 1958 (a list of these substances that are GRAS are published by the FDA in the Federal Register).

For an ingredient to be considered GRAS, the manufacturer of the ingredient must provide information on the quality and safety of the ingredient for its intended use as well as the results of relevant clinical studies. Such information is reviewed by qualified experts who determine whether the ingredient has been adequately shown to be GRAS. Additionally, such information may be voluntarily submitted to the FDA for review. If the FDA is satisfied with the determination of the new ingredient as GRAS, it will issue an Agency Response Letter advising that the agency has no questions regarding the safety conclusions of the ingredient.

We have conducted comprehensive safety evaluations of our InFat, Sharp PS, Sharp PS Gold and krill oil ingredients, which were found to be GRAS following a review by qualified experts. We have voluntarily notified the FDA of our GRAS determinations and received a “no questions” response letter from the FDA advising us that the FDA accepts our conclusions that these ingredients are GRAS. We are currently in the process of preparing dossiers for Omega-PC and Sharp-PS GREEN in order to receive GRAS determinations for these products.

The selling and marketing of our nutrition products are generally subject to comprehensive laws, regulations and standards enforced by various regional, national and local regulatory bodies, including the FDA in the United States, the European Commission in the European Union, the Therapeutic Goods Administration (TGA) in Australia, the Ministry of Health in China and the Ministry of Health in Israel.

Environmental matters

We are subject to extensive environmental, health and safety laws and regulations in a number of jurisdictions, primarily Israel, governing, among other things: the use, storage, registration, handling and disposal of chemicals, waste materials and sewage; chemicals, air, water and ground contamination; air emissions and the cleanup of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals, waste materials and sewage. Our operations at our Migdal Ha’Emeq manufacturing facility use chemicals and produce waste materials and sewage. Our activities require permits from various governmental authorities including, local municipal authorities, the Ministry of Environmental Protection, the Ministry of Health and the Ministry of Agriculture. The Ministry of Environmental Protection, the Ministry of Health, the Ministry of Agriculture, local authorities and the municipal water and sewage company conduct periodic inspections in order to review and ensure our compliance with the various regulations.

These laws, regulations and permits could potentially require the expenditure by us of significant amounts for compliance and/or remediation. If we fail to comply with such laws, regulations or permits, we may be subject to fines and other civil, administrative or criminal sanctions, including the revocation of permits and licenses necessary to continue our business activities. In addition, we may be required to pay damages or civil judgments in respect of third-party claims, including those relating to personal injury (including exposure to hazardous substances we use, store, handle, transport, manufacture or dispose of), property damage or contribution claims. Some environmental laws allow for strict, joint and several liability for remediation costs, regardless of comparative fault. We may be identified as a potentially responsible party under such laws. Such developments could have a material adverse effect on our business, financial condition and results of operations.

In addition, laws and regulations relating to environmental matters are often subject to change. In the event of any changes or new laws or regulations, we could be subject to new compliance measures or to penalties for activities which were previously permitted. For instance, new Israeli regulations were promulgated in 2012 relating to the discharge of sewage by plants into the sewer system. These regulations establish new and potentially significant fines for discharging forbidden or irregular sewage into the sewage system. In addition, our manufacturing processes include pollutant emissions which at peak capacity approach maximum permitted levels. Accordingly, we intend to invest approximately $0.5 million in the installation of an emissions treatment solution in our current facility.

C.	Organizational Structure

The legal name of our company is Enzymotec Ltd. and we are organized under the laws of the State of Israel. We have two wholly-owned subsidiaries: Enzymotec USA, Inc. and VAYA Pharma, Inc., which are both incorporated in the United States. We also have a 50%-owned joint venture in Advanced Lipids AB, a Swedish company.

D.	Property, Plants and Equipment

Property and infrastructure

Our principal executive and administrative offices, research and development laboratories and production plant are in the Sagi 2000 Industrial Area, near Migdal Ha’Emeq, Israel. These facilities are built on a plot of approximately 107,600 square feet, leased in 2007 from the Israel Land Administration pursuant to a 98 year lease (expiring in May 2105) for approximately $136,000, with additional related payments of approximately $314,000 to the Israeli Ministry of Economy (formerly the Ministry of Industry, Trade and Labor) and the Israeli Tax Authority. Currently, these facilities consist of approximately 70,000 square feet of built space.

Our production plant is located in a building currently comprising four floors, each of approximately 6,000 square feet. The production process is fully automated. The equipment installed at the production plant includes reactors, solid — liquid separation systems, distillation systems, a deodorization system, drying, blending and packaging systems as well as a pilot plant dedicated to research and experiments.

In addition, we recently completed construction of an approximately 7,500 square feet extension to our production plant. This extension will enhance our production capabilities and is equipped to enable us to extract crude krill oil ourselves from krill meal using new and technologically advanced equipment and proprietary processes. It is our intention to bring in-house a majority of the krill oil extraction process, which was previously exclusively performed for us by a contract manufacturer in India.

Our plant utilities infrastructure (including, among other items, a steam boiler, cooling and chilled water systems and a water purification system) are designed to support 100% expansion of production beyond our expected capacity upon the completion of our current expansion, as discussed above.

In October 2011, we exercised an option for a long-term (98-year) lease for an adjoining plot of approximately 107,600 square feet from the Israel Land Administration for approximately $60,000, with additional related payments of approximately $370,000 to the Israeli Ministry of Economy (formerly the Ministry of Industry, Trade and Labor), upon which we intend to build an additional manufacturing facility. We have not yet determined whether we will fund the cost of construction using debt or cash on hand. Our decision will depend upon the terms of other funding sources available to us at the time. This plot is held pursuant to, and for the remainder of the term of, the lease of the plot upon which our current facilities are built. Pursuant to our lease agreement, we are obligated to complete certain construction projects by August 2016.

Office space is also leased by our two U.S. subsidiaries, in Morristown, New Jersey (approximately 300 square feet) and Greenville, South Carolina (approximately 2,000 square feet) and to our Chinese representative office (approximately 1,000 square feet) in Shanghai. All our facilities are fully utilized.

ITEM 4A: Unresolved Staff Comments

Not applicable.

ITEM 5: Operating and Financial Review and Prospects

Company overview and development

We are a leading global supplier of specialty lipid-based products and solutions. We develop, manufacture and market innovative bio-functional lipid ingredients, as well as final products, based on sophisticated proprietary processes and technologies. We deliver our products and solutions through the following two reportable segments:

•	Nutrition segment. This segment develops and manufactures nutritional ingredients for infant formulas and dietary supplements. These ingredients include InFat, a proprietary, clinically-proven infant formula fat ingredient that more closely resembles human breast milk fat to facilitate healthy infant development and premium phosopholipid-based bioactive ingredients for nutritional supplements. Our best-selling nutritional ingredient for dietary supplements is krill oil, which provides the benefits of omega-3 fatty acids. Our other nutritional ingredients for dietary supplements are targeted at improving brain health and providing benefits in memory, learning abilities and concentration.

•	VAYA Pharma segment. This segment develops, manufactures and sells branded lipid-based medical foods for the dietary management of medical disorders and common diseases. This is a research-based, specialty pharmaceutical segment, which currently offers medical food products for the cardiovascular and neurological markets. Our VAYA Pharma products are currently the only products sold by us for use by end users.

The following are the key milestones in our business and financial development:

•	We were founded in 1998.

•	In 2003, we initiated sales of our nutritional ingredients for dietary supplements, our first products offered for sale.

•	In 2004, we generated our first revenues from InFat.

•	In 2007, we entered into a joint venture arrangement with our Swedish joint venture partner, AarhusKarlshamn AB, or AAK, a global producer of specialty vegetable fats and established our Swedish joint venture, Advanced Lipids AB or AL. Our InFat product is now offered exclusively through our joint venture.

•	In 2008, we initiated Enzymotec USA, Inc.’s operations in the United States.

•	In 2009, we completed the building of our headquarters and manufacturing facility in Migdal Ha’Emeq, Israel, where we produce many of our products. This facility significantly increased our manufacturing capacity and streamlined our operations.

•	In 2011, we initiated sales of our VAYA Pharma products in the United States.

•	In the fourth quarter of 2013, we completed our manufacturing facility expansion project, which we believe will enable us to increase our manufacturing capacity and move the majority of the krill oil extraction process, which we currently outsource, in-house. We also completed our initial public offering and listing on the NASDAQ Global Select Market.

Our net revenues have grown year over year from $23.0 million in 2011 to $65.0 million in 2013, representing a 68.0% compound annual growth rate, or CAGR, for that period. Our adjusted EBITDA for that period, under the proportionate consolidation method, has grown from approximately $1.3 million in 2011 to approximately $16.1 million in 2013. Our net income has grown from a net loss of $0.9 million in 2011 to net income of $11.4 million in 2013.

A.	Operating Results

Components of our statement of operations

Net revenues

Revenues are recorded net of reserves for returns (primarily related to rights granted to distributors of VAYA Pharma products which have been negligible to date), and net of cash discounts and distribution fees.

Nutrition segment

We sell many of our Nutrition products, including our krill oil, to companies that manufacture and market dietary supplements and to distributors of these ingredients and products. Sales of our InFat product are made through AL to companies that provide balanced infant nutrition products, primarily in China. We expect net revenues to increase as additional infant nutrition brands choose to use InFat as a differentiating factor for their premium products. For an explanation of our commercial arrangement with our joint venture and how we account for our joint venture, see “— Joint venture accounting” below.

VAYA Pharma segment

We sell our VAYA Pharma products in the United States as medical food through wholesalers of pharmaceutical products. Outside of the United States, we sell our VAYA Pharma products to pharmaceutical companies in various countries. We rely upon those pharmaceutical companies not only to distribute our products, but for substantially all selling and marketing activities related to our VAYA Pharma products in those countries. Under U.S. law, distributors of medical food have the right to return unused products. Accordingly, we recognize revenues from the sale of VAYA Pharma products in the United States net of provisions for returns that can be reasonably estimated, cash discounts and distribution fees to wholesalers.

Net revenues by geographical region

The following table presents net revenues by geographic breakdown of customers in dollars and as a percentage of net revenues for the periods indicated. This data refers to the location of the customer to whom we directly sell and does not take into consideration the location of the end-user (to the extent it is different).

	Year ended December 31,
	2011		2012		2013
	Net Revenues	Percentage	Net Revenues	Percentage	Net Revenues	Percentage
	($ in thousands)
Geographical region
North America	$14,394	63%	$17,487	46%	$35,458	55%
Europe	3,557	16	6,828	18	10,382	15
Australia & New Zealand	1,474	6	11,763	31	10,811	17
Asia	3,094	13	1,497	4	7,735	12
Israel	500	2	292	1	589	1
Total	$23,019	100%	$37,867	100%	$64,975	100%

Many of the sales made by our European, Australian and New Zealand customers are made into Asia and we believe that approximately one-quarter of our net revenues are derived from end customers in Asia.

Costs of revenues and gross profit

Our costs of revenues consist of costs of raw materials, as well as labor, utility and maintenance costs associated with the operation of our manufacturing facility, depreciation and shipping and handling. We allocate depreciation of our manufacturing facility, which is used by each of our segments, to each segment on the basis of actual use. The key driver of cost of revenues is the level of production, as increased output requires additional raw materials and labor.

Our gross profit is influenced by a number of factors. The most important of these is the cost of raw materials. The main factors influencing the cost of revenues and gross profit of each of our segments are set forth below.

Nutrition

Gross profit of our Nutrition segment is primarily a function of the cost of raw materials, which comprised 69% of the costs of revenues in the year ended December 31, 2013 under the proportionate consolidation method. With respect to our InFat product, the cost of raw materials comprised a majority of the costs of revenues of AL in 2013. While certain of AL’s customer contracts contain pricing formulae under which the prices of products are adjusted to reflect changes in the costs of raw materials, the adjustments do not fully insulate AL from such changes. In addition, even where InFat prices are adjusted pursuant to customer contracts that contain pricing formulae, increases in price can adversely affect sales and also expose AL to increased competition. AL’s gross profit is also influenced by the mix of products sold, as the InFat products with the higher levels of concentration of our proprietary sn-2 palmitate component carry higher profit margins than the other InFat blends that we offer.

Further, a material portion of our costs of revenues for our nutritional ingredients is comprised of the costs of sourcing raw krill meal and extracting krill oil from the meal. We currently purchase krill meal pursuant to an agreement with the owners of a vessel that harvests Antarctic krill and processes the freshly caught krill into krill meal. Pursuant to this agreement, the price we pay for krill meal is based on a minimum fixed price through the end of 2016 that is subject to upward adjustment depending on the quality of the krill meal.

Currently, our costs related to our krill products also include payments to our Indian manufacturer for processing krill meal and extracting krill oil. In addition, the quality of the krill meal we source, meaning the level of oils found in the krill meal, impacts our gross profit as higher quality krill meal results in greater yield and less processing. We recently expanded our Migdal Ha’Emeq manufacturing facility and equipped it to enable us to extract krill oil ourselves using technologically advanced equipment and processes. We plan to move the majority of the krill oil extraction process in-house during the first quarter of 2014, after which time we expect to save the majority of the processing costs, which were approximately $1.6 million in 2013, that we currently pay to our Indian manufacturer. In addition, we believe that we will be able to sell many of the marketable byproducts of the krill oil extraction process that we currently cannot sell due to Indian export restrictions, thereby further increasing revenues and gross profit. We also believe that the extraction process will be more efficient due to our use of new technologies, so that our yield and extraction process will be less dependent on the quality of the krill meal we source. Accordingly, we believe that this move will positively impact the gross profit of our Nutrition segment.

VAYA Pharma

The gross profit of VAYA Pharma is influenced primarily by the sale prices of its products. The gross profit from sales of VAYA Pharma products in the United States is higher than the gross profit from sales in other markets due to the fact that we perform sales and marketing of VAYA Pharma products in the United States through our dedicated sales staff, and accordingly charge higher sales prices to our wholesale distributors than to distributors in other countries who perform sales and marketing functions for us. The costs of revenues are primarily comprised of costs of production, which accounted for 73% of costs of revenues in 2013, and encapsulation, packaging and bottling of these products, which accounted for substantially the entire balance of the segment’s costs of revenues in 2013.

Operating expenses

Research and development expenses

Research and development expenses consist primarily of salaries and other employee benefits of our research and development personnel, costs of clinical trials and laboratory expenses, which include materials and depreciation of laboratory equipment. Research and development expenses are presented net of grants received from Israel’s OCS. For additional information regarding these grants, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Government Grants.” We charge all research and development expenses to operations as they are incurred. Currently, the majority of our research and development expenses are incurred by our Nutrition segment. We expect research and development expenses to increase in absolute terms but to remain relatively constant as a percentage of our consolidated net revenues.

Selling and marketing expenses

Selling and marketing expenses consist primarily of salaries and other employee benefits of our sales and marketing personnel, global marketing expenses and sales commissions. The majority of our selling and marketing expenses are generated by our VAYA Pharma segment, which maintains a dedicated sales and marketing staff in the United States consisting of medical representatives. As part of our growth strategy, we intend to increase our dedicated U.S. VAYA Pharma sales and marketing staff and therefore expect selling and marketing expenses to increase in absolute terms and as a percentage of our consolidated net revenues.

General and administrative expenses

General and administrative expenses consist primarily of salaries and other employee benefits for our managerial and administrative personnel, together with associated overhead costs. Other significant general and administrative costs include professional fees for accounting and legal services. As our sales grow, we expect our general and administrative expenses to increase in absolute terms, but to decrease as a percentage of our consolidated net revenues. In connection with our initial public offering, we paid a bonus of $0.5 million in the aggregate to certain of our employees, including some of our executive officers, for their contribution to completing the offering, and we have agreed to pay an additional $0.5 million in the aggregate to certain of our employees because our market capitalization has exceeded an agreed upon level for at least 30 trading days within 24 months following the initial public offering. We accrued $1.0 million of expenses in 2013 related to these bonus payments and have to date paid $0.65 million of this amount.

Financial expense, net

Financial expenses consist of foreign currency exchange transactions and interest paid in respect of our long-term liabilities under our September 2009 bank financing agreement. Financial income has been immaterial to date. For more information regarding these facilities, please see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”

Currency exchange rates

As our functional currency for all of our operations other than AL is the U.S. dollar, any movements in the currencies of other countries in which we operate can have an impact on our operating results. While the majority of our sales are in U.S. dollars and most of our expenses are in U.S. dollars, we do have exposure to the euro and NIS. In addition, the functional currency of AL, is the Swedish Krona, and therefore the results of operations of our Nutrition segment, as reported in Note 5 to our annual consolidated financial statements included elsewhere in this Form 20-F, are also influenced by fluctuations of the U.S. dollar against the Swedish Krona. For a discussion of our efforts to reduce our exposure to exchange rate fluctuations, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Quantitative and qualitative disclosure about market risk.”

Taxes on income

The standard corporate tax rate in Israel for the 2014 tax year and thereafter is 26.5%, and for the 2011, 2012 and 2013 tax years it was 24%, 25% and 25%, respectively.

As discussed in greater detail below under “Item 10. Additional Information — Taxation — Israeli tax considerations and government programs,” we have received various tax benefits under the Investment Law. Under the Investment Law, our effective tax rate to be paid with respect to our Israeli taxable income under these benefits programs is 0%. The majority of the benefits we receive under the Investment Law are pursuant to programs that are scheduled to expire in 2022.

Under the Investment Law and other Israeli legislation, we are entitled to certain additional tax benefits, including accelerated depreciation and amortization rates for tax purposes on certain assets, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes.

Our non-Israeli subsidiaries are taxed according to the tax laws in their respective jurisdictions of organization. We estimate our effective tax rate for the coming years based on our planned future financial results in existing and new markets and the key factors affecting our tax liability. Accordingly, we estimate that our effective tax rate will range between 2% and 5% of our income before taxes on income for the years 2014 through 2016.

Share in profits of equity investee

Under U.S. GAAP, we are required to account for the results of operations of AL, using the equity method, meaning that we recognize our share in the net results of AL as a share in profits of equity investee. See “— Joint venture accounting” below.

Joint venture accounting

Under our joint venture arrangement with AAK, each joint venture partner is responsible for particular functions related to the production, marketing and sale of the final InFat product. The direct costs of production of each partner are factored into the division of the joint venture’s revenues, as described below.

We manufacture enzymes that we supply to AAK, which then produces the final InFat product at its dedicated facility in Sweden using those enzymes together with other raw materials that AAK is responsible for sourcing. AAK is also responsible for all labor and other costs of production, including freight and logistics, as well as for capital expenditures for increased capacity, inventory storage and management, receivables collection and product liability insurance. We are responsible for research and development, as well as business development (including penetration of new markets) and marketing activities.

Once it has produced the final product, AAK sells it to AL, which sells the product to three types of customers: (i) companies that manufacture the end product themselves; (ii) companies that outsource manufacturing of the end product; and (iii) outsourced manufacturers of the end product. The difference between revenues from sales and the overall direct production costs of the joint venture partners represents the profit of AL, which is allocated between us and AAK on a 50:50 basis. This settlement does not include our operating expenses incurred in relation to the JV nor does it include depreciation or financing costs of AAK. Therefore, we are responsible for funding our operating expenses associated with our role in the joint venture and AAK is responsible for funding its other operating costs not directly related to the production of InFat, depreciation and financing costs.

Under U.S. GAAP, we are required to account for the results of operation of AL using the equity method, meaning that we recognize our share in the net results of AL as a share of profits of an equity investee. Accordingly, the revenues we recognize from the arrangement under U.S. GAAP are the amounts we charge to AAK, or our direct costs of production plus our share of the JV profits. Revenue from sales to AAK is recognized upon the sale of the product by AL to its customers. For purposes of segment reporting under U.S. GAAP, which requires presentation on the same basis provided to and utilized by management to analyze the relevant segment’s results of operations, we account for the results of operations of AL using the proportionate consolidation method.

Under the proportionate consolidation method, we recognize our proportionate share (50%) of the gross revenues of AL and record our proportionate share (50%) of the joint venture’s costs of production in our income statement.

Since under the equity method we do not include our proportionate share of the revenues, costs of revenues and operating expenses of the JV in our results of operation, our consolidated U.S. GAAP results of operations reflect lower revenues and a higher gross profit margin than our results of operation accounted for on a proportionate consolidation basis, as shown for purposes of segment reporting.

Results of operations

The following table sets forth certain consolidated statement of income data as a percentage of total net revenues for the periods indicated. All items are included in or derived from our consolidated statements of operations. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Year ended December 31,
	2011	2012	2013
Net revenues	100.0%	100.0%	100.0%
Cost of revenues	58.5	52.3	49.4
Gross profit	41.5	47.7	50.6
Operating expenses
Research and development, net	16.8	12.2	9.2
Selling and marketing	15.5	13.7	10.4
General and administrative	10.7	7.8	13.0
Total operating expenses	43.0	33.7	32.5
Operating income (loss)	(1.5)	14.0	18.1
Financial expense, net	(1.8)	(1.4)	(0.8)
Income (loss) before taxes on income	(3.3)	12.6	17.3
Taxes on income	(0.6)	(0.5)	(0.5)
Share in profits of equity investee	0.1	0.5	0.8
Net income (loss)	(3.8)%	12.6%	17.5%

Year ended December 31, 2013 compared with year ended December 31, 2012

Net revenues

Total net revenues increased by $27.1 million, or 71.6%, to $65.0 million in the year ended December 31, 2013 from $37.9 million in the year ended December 31, 2012. The increase was due primarily to a significant increase in the volume of sales in our Nutrition segment.

Nutrition segment

Based on the equity method of accounting for our joint venture, net revenues of our Nutrition segment in the year ended December 31, 2013 were $60.5 million, representing an increase of 68.0% over net revenues of $36.0 million in the year ended December 31, 2012. Based on the proportionate consolidation method, net revenues of our Nutrition segment in the year ended December 31, 2013 were $76.2 million, representing an increase of 71.6% over net revenues of $44.4 million in the year ended December 31, 2012. The change was due to (i) an increase of $16.0 million in the volume of sales of krill products, representing an increase of 84% in the sales of this product over the year ended December 31, 2012, driven primarily by increased volume of sales in the United States reflecting increased demand for premium omega-3 products in that market; and (ii) an increase of $15.8 million in the volume of sales of InFat by AL, which we believe reflects increased market penetration due to growing awareness of the benefits of InFat, especially in the Chinese market. Approximately $9.2 million of the increase in sales of krill products was from one customer in the United States that placed initial orders with us in 2012 and significantly increased those orders in 2013.

VAYA Pharma segment

Net revenues for our VAYA Pharma segment in the year ended December 31, 2013 were $4.4 million, representing an increase of 142.6% over net revenues of $1.8 million in the year ended December 31, 2012. The increase in net revenues reflected increased volume of sales as we continued penetrating the U.S. market.

Cost of revenues and gross profit

The following table presents net revenues, cost of revenues and gross profit in dollars and as a percentage of net revenues for the periods indicated, and the percentage change in such amounts year-over-year:

	Year ended December 31,		Increase in		As a percentage of net revenues for the year ended December 31,
	2012	2013	dollars	percentage	2012	2013
	($ in thousands)
Net revenues	$37,867	$64,975	$27,108	71.6%
Cost of revenues	19,815	32,110	12,295	62.0	52.3%	49.4%
Gross profit	$18,052	$32,865	$14,813	82.1%	47.7%	50.6%

Gross profit increased by $14.8 million, or 82.1%, to $32.9 million in the year ended December 31, 2013, from $18.1 million in the year ended December 31, 2012. The change in absolute gross profit reflects primarily our increased volume of sales. The increase in gross profit margin from 47.7% to 50.6% is due primarily to increased volume of sales of InFat, which carries a higher gross margin than our other products.

Nutrition segment

Based on the equity method of accounting for our joint venture, gross profit of our Nutrition segment in the year ended December 31, 2013 increased by $12.9 million, to $29.7 million, from $16.8 million in the year ended December 31, 2012, and gross profit margin increased to 49.1% in the year ended December 31, 2013 from 46.7% in the year ended December 31, 2012. Based on the proportionate consolidation method, gross profit of our Nutrition segment in the year ended December 31, 2013 increased by $13.3 million to $30.4 million from $17.1 million in the year ended December 31, 2012, and gross profit margin increased to 39.9% in the year ended December 31, 2013 from 38.5% in the year ended December 31, 2012. The increase in absolute gross profit was due to increased volume of sales of our Nutrition products. The increase in gross profit margin was due primarily to a higher volume of sales of InFat in the year ended December 31, 2013 in relation to other Nutrition products, as InFat carries a higher margin than other Nutrition products, as well as improvements in production efficiency and the leveraging of fixed production costs.

We believe that gross margins will increase in the short-term, once we bring the krill oil extraction process in-house, as we expect that our technological processes for extraction will result in higher production yield than our Indian manufacturer’s processes. We also believe that we will be able to sell many of the marketable byproducts of the krill oil extraction process that we currently cannot sell due to Indian export restrictions, which we believe will increase net revenues and gross profit. In the long-term, we expect margins to decrease as a result of increased competition.

VAYA Pharma segment

Gross profit for our VAYA Pharma segment in the year ended December 31, 2013 increased by $1.9 million to $3.2 million from $1.2 million in the year ended December 31, 2012, due to increased volume of sales. Gross profit margin increased to 71.8% in the year ended December 31, 2013 from 67.9% in the year ended December 31, 2012, primarily due to increased volume of sales in the United States, where our gross margins on sales of VAYA Pharma products are higher than those on our sales of these products in other markets.

Operating expenses

The following table presents the types of operating expenses in dollars and as a percentage of net revenues for the periods indicated, and the percentage change in such amounts year-over-year:

	Year ended December 31, 2012		Year-over-year change		Year ended December 31, 2013
	($ in thousands)	Percentage of total net revenues	($ in thousands)	(Percentage)	($ in thousands)	Percentage of total net revenues
Research and development, net	$4,611	12.2%	$1,336	29.0%	$5,947	9.2%
Selling and marketing	5,191	13.7	1,534	29.6	6,725	10.4
General and administrative	2,935	7.8	5,499	187.4	8,434	13.0
Total operating expenses	$12,737	33.7%	$8,369	65.7%	$21,106	32.5%

Research and development expenses increased by $1.3 million, or 29.0%, to $5.9 million in the year ended December 31, 2013, from $4.6 million in the year ended December 31, 2012. As a percentage of net revenues, however, our research and development expenses decreased to 9.2% in the year ended December 31, 2013 from 12.2% in the year ended December 31, 2012. The increase in absolute amounts reflected an increase of $0.4 million in regulatory expenses, an increase of $0.4 million in salaries, an increase of $0.2 million in patent and trademarks expenses, an increase of $0.2 million in laboratory expenses and a decrease of $0.1 million in government participation in the form of grants from the OCS. The decrease in research and development expenses as a percentage of net revenues reflected the increase in net revenues in both segments. Grants from the OCS decreased by $0.1 million, or 25.6%, to $0.2 million in the year ended December 31, 2013, from $0.3 million in the year ended December 31, 2012.

Selling and marketing expenses increased by $1.5 million, or 29.6%, to $6.7 million in the year ended December 31, 2013, from $5.2 million in the year ended December 31, 2012. As a percentage of net revenues, however, our selling and marketing expenses decreased to 10.4% in the year ended December 31, 2013 from 13.7% in the year ended December 31, 2012. The increase in absolute amounts reflected an increase of $1.0 million in salaries, due primarily to the addition of sales personnel for the VAYA Pharma segment in the United States and an increase of $0.6 million in marketing activities in the United States (primarily marketing activities related to the marketing of VAYA Pharma products). The decrease in selling and marketing expenses as a percentage of net revenues reflected the increase in net revenues in both segments.

General and administrative expenses increased by $5.5 million, or 187.4%, to $8.4 million in the year ended December 31, 2013, from $2.9 million in the year ended December 31, 2012. As a percentage of net revenues, our general and administrative expenses increased to 13.0% in the year ended December 31, 2013 from 7.8% in the year ended December 31, 2012.

The increase in absolute amounts reflected an increase of $2.6 million incurred in connection with the Neptune patent litigation, an increase of $1.6 million in salaries ($1.0 million of which relates to the bonuses granted to certain of our employees in connection with our initial public offering), an increase of $0.8 million in share-based compensation expense, primarily related to the issuance of restricted shares to our directors, Steve Dubin and Yoav Doppelt, and the acceleration of options upon our initial public offering and an increase of $0.4 million in audit and legal expenses. The increase in general and administrative expenses as a percentage of net revenues reflected the increase in absolute amount, partially offset by the increase in net revenues in both segments. We anticipate that the level of general and administrative expenses in future years will be higher than in the year ended December 31, 2012, as a result of the listing of our shares on the NASDAQ Global Select Market and becoming a public company in the United States.

Financial expenses, net

The following table presents our financial expenses, net, in dollars and as a percentage of net revenues for the periods indicated, and the percentage change in such amounts year-over-year:

	Year ended December 31, 2012	Year-over-year change	Year ended December 31, 2013
	($ in thousands)
Financial expenses, net	$539	(1.4)%	$531
Percentage of total net revenues	(1.4)%		(0.8)%

Our financial expenses, net were $0.5 million in the year ended December 31, 2013 and the year ended December 31, 2012. As a percentage of net revenues, however, our financial expenses decreased to 0.8% in the year ended December 31, 2013 from 1.4% in the year ended December 31, 2012 due to the increase in net revenues.

Year ended December 31, 2012 compared with year ended December 31, 2011

Net revenues

Total net revenues increased by $14.9 million, or 64.5%, to $37.9 million in the year ended December 31, 2012 from $23.0 million in the year ended December 31, 2011. The increase was due primarily to significant increases in sales in the Nutrition segment.

Nutrition segment

Based on the equity method of accounting for our joint venture, net revenues of our Nutrition segment in the year ended December 31, 2012 were $36.0 million, representing an increase of 61.7% over net revenues of $22.3 million in the year ended December 31, 2011. Based on the proportionate consolidation method, net revenues of our Nutrition segment in the year ended December 31, 2012 were $44.4 million, representing an increase of 62.8% over net revenues of $27.3 million in the year ended December 31, 2011. The change was due to (i) an increase of $9.1 million in the volume of sales of krill products, representing an increase of 94% in the sales of this product over the year ended December 31, 2011, driven primarily by increased sales to the Australian market reflecting increased demand for premium omega-3 products in that market; and (ii) an increase of $6.3 million in the volume of sales of InFat by AL, which we believe reflects increased market penetration due to growing awareness of the benefits of InFat, especially in the Chinese market.

VAYA Pharma segment

Net revenues for our VAYA Pharma segment in the year ended December 31, 2012 were $1.8 million, representing an increase of 148.0% over net revenues of $0.7 million in the year ended December 31, 2011. The increase in net revenues reflected the first full year of VAYA Pharma product sales in the United States after the initiation of sales in that market in the second quarter of 2011. The increase also reflected quarter-over-quarter growth as we began the process of penetrating the U.S. market.

Cost of revenues and gross profit

The following table presents net revenues, cost of revenues and gross profit in dollars and as a percentage of net revenues for the periods indicated, and the percentage change in such amounts year-over-year:

	Year ended December 31,		Increase in		As a percentage of net revenues for the year ended December 31,
	2011	2012	dollars	percentage	2011	2012
	($ in thousands)
Net revenues	$23,019	$37,867	$14,848	64.5%
Cost of revenues	13,468	19,815	6,347	47.1	58.5%	52.3%
Gross profit	$9,551	$18,052	$8,501	89.0%	41.5%	47.7%

Gross profit increased by $8.5 million, or 89.0%, to $18.1 million, in 2012, from $9.6 million in the year ended December 31, 2011. The change in absolute gross profit reflects our increased volume of sales. The increase in gross profit margin from 41.5% to 47.7% is due primarily to increased volume of sales of InFat concentrate, which carries a higher margin than other InFat products.

Nutrition segment

Based on the equity method of accounting for our joint venture, gross profit of our Nutrition segment in the year ended December 31, 2012 increased by $7.6 million, to $16.8 million, from $9.3 million in the year ended December 31, 2011, and gross profit margin increased to 46.7% in the year ended December 31, 2012 from 41.6% in the year ended December 31, 2011. Based on the proportionate consolidation method, gross profit of our Nutrition segment in the year ended December 31, 2012 increased by $7.8 million to $17.1 million from $9.3 million in the year ended December 31, 2011, and gross profit margin increased to 38.5% in the year ended December 31, 2012 from 34.1% in the year ended December 31, 2011. The increase in absolute gross profit was due to increased volume of sales of our Nutrition products. The increase in gross profit margin was due to increased volume of sales of InFat concentrate, relative to our other InFat products, as InFat concentrate which carries a higher gross profit margin than our other InFat products, as well as to improvements in production efficiency and to the leveraging of fixed production costs. Unless we enter into a new, large contract for our InFat products that changes the mix of products sold, we do not expect the mix of products sold, and consequently the gross profit margins, to change this significantly in the short-term.

We believe that gross margins will increase in the short-term, once we bring the krill oil extraction process in-house, as we expect that our technological processes for extraction will result in higher production yield than our Indian manufacturer’s processes. We also believe that we will be able to sell many of the marketable byproducts of the krill oil extraction process that we currently cannot sell due to Indian export restrictions, which we believe will increase net revenues and gross profit. In the long-term, we expect margins to decrease as a result of increased competition.

VAYA Pharma segment

Gross profit for our VAYA Pharma segment in the year ended December 31, 2012 increased by $0.9 million to $1.2 million from $0.3 million in the year ended December 31, 2011, due to increased volume of sales. Gross profit margin increased to 67.9% in the year ended December 31, 2012 from 39.5% in the year ended December 31, 2011, primarily due to increased volume of sales in the United States, where our gross margins on sales of VAYA Pharma products are higher than those on our sales of these products in other markets.

Operating expenses

The following table presents the types of operating expenses in dollars and as a percentage of net revenues for the periods indicated, and the percentage change in such amounts year-over-year:

	Year ended December 31, 2011		Year-over-year change		Year ended December 31, 2012
	($ in thousands)	Percentage of total net revenues	($ in thousands)	(Percentage)	($ in thousands)	Percentage of total net revenues
Research and development, net	$3,860	16.8%	$751	19.5%	$4,611	12.2%
Selling and marketing	3,580	15.5	1,611	45.0	5,191	13.7
General and administrative	2,458	10.7	477	19.4	2,935	7.8
Total operating expenses	$9,898	43.0%	$2,839	28.7%	$12,737	33.7%

Research and development expenses increased by $0.8 million, or 19.5%, to $4.6 million in the year ended December 31, 2012, from $3.9 million in the year ended December 31, 2011. As a percentage of net revenues, however, our research and development expenses decreased to 12.2% in the year ended December 31, 2012 from 16.8% in the year ended December 31, 2011. The increase in absolute amounts reflected an increase of $0.2 million in clinical research expenses, an increase of $0.2 million in regulatory expenses and an increase of $0.2 million in salaries and a decrease of $0.3 million in government participation in the form of grants from the OCS, offset by a decrease of $0.2 million in laboratory expenses. The decrease in research and development expenses as a percentage of net revenues reflected the increase in net revenues in both segments. Grants from the OCS decreased by $0.3 million, or 53.2%, to $0.3 million in the year ended December 31, 2012, from $0.6 million in the year ended December 31, 2011.

Selling and marketing expenses increased by $1.6 million, or 45.0%, to $5.2 million in the year ended December 31, 2012, from $3.6 million in the year ended December 31, 2011. As a percentage of net revenues, however, our selling and marketing expenses decreased to 13.7% in the year ended December 31, 2012 from 15.5% in the year ended December 31, 2011. The increase in absolute amounts reflected an increase of $0.8 million in salaries, due primarily to the addition of sales personnel for the VAYA Pharma segment in the United States and an increase of $0.6 million related to VAYA Pharma marketing activities in the United States. The decrease in selling and marketing expenses as a percentage of net revenues reflected the increase in net revenues in both segments.

General and administrative expenses increased by $0.5 million, or 19.4%, to $2.9 million in the year ended December 31, 2012, from $2.5 million in the year ended December 31, 2011. As a percentage of net revenues, however, our general and administrative expenses decreased to 7.8% in the year ended December 31, 2012 from 10.7% in the year ended December 31, 2011. The increase in absolute amounts reflected primarily an increase of $0.5 million in salaries. The decrease in general and administrative expenses as a percentage of net revenues reflected the increase in net revenues in both segments.

Financial expenses, net

The following table presents our financial expenses, net, in dollars and as a percentage of net revenues for the periods indicated, and the percentage change in such amounts year-over-year:

	Year ended December 31, 2011	Year-over-year change	Year ended December 31, 2012
	($ in thousands)
Financial expenses, net	$416	29.6%	$539
Percentage of total net revenues	(1.8)%		(1.4)%

Our financial expenses, net increased by $0.1 million, or 29.6%, to $0.5 million in the year ended December 31, 2012, from $0.4 million in the year ended December 31, 2011, as a result of an increase of $0.1 million in interest expense. As a percentage of net revenues, however, our financial expenses decreased to 1.4% in the year ended December 31, 2012 from 1.8% in the year ended December 31, 2011 due to the increase in net revenues.

Quarterly results of operations and seasonality

The following tables present our unaudited consolidated quarterly results of operations in dollars and as a percentage of net revenues for the periods indicated. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Form 20-F. We have prepared the unaudited consolidated quarterly financial information for the quarters presented on the same basis as our audited consolidated financial statements. The historical quarterly results presented are not necessarily indicative of the results that may be expected for any future quarters or periods.

	Three months ended
	Mar. 31, 2012	June 30, 2012	Sep. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	June 30, 2013	Sep. 30, 2013	Dec. 31, 2013
	(in thousands)
Consolidated statement of operations:
Net revenues	$8,019	$7,531	$10,673	$11,644	$13,830	$14,879	$17,754	$18,512
Cost of revenues	3,959	4,376	6,008	5,472	7,282	7,956	9,166	7,706
Gross profit	4,060	3,155	4,665	6,172	6,548	6,923	8,588	10,806
Operating expenses:
Research and development, net	1,205	1,040	1,169	1,197	1,445	1,492	1,445	1,565
Selling and marketing	1,143	1,327	1,251	1,470	1,564	1,697	1,711	1,753
General and administrative	706	544	659	1,026	1,117	1,327	2,199	3,791
Total operating expenses	3,054	2,911	3,079	3,693	4,126	4,516	5,355	7,109
Operating income	1,006	244	1,586	2,479	2,422	2,407	3,233	3,697
Financial income (expenses), net	(75)	(369)	(152)	57	(81)	(23)	(65)	(362)
Income (loss) before taxes on income	931	(125)	1,434	2,536	2,341	2,384	3,168	3,335
Taxes on income	(40)	(41)	(29)	(70)	(75)	(67)	(82)	(100)
Share in profits (losses) of equity investee	39	81	334	(268)	78	29	174	210
Net income (loss)	$930	$(85)	$1,739	$2,198	$2,344	$2,346	$3,260	$3,445

	Three months ended
	Mar. 31, 2012	June 30, 2012	Sep. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	June 30, 2013	Sep. 30, 2013	Dec. 31, 2013
	(as a percentage of net revenues)
Consolidated statement of operations:
Net revenues	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenues	49.4	58.1	56.3	47.0	52.7	53.5	51.6	41.6
Gross profit	50.6	41.9	43.7	53.0	47.3	46.5	48.4	58.4
Operating expenses:
Research and development, net	15.0	13.8	11.0	10.3	10.4	10.0	8.1	8.5
Selling and marketing	14.3	17.6	11.7	12.6	11.3	11.4	9.6	9.5
General and administrative	8.8	7.2	6.2	8.8	8.1	8.9	12.4	20.5
Total operating expenses	38.1	38.7	28.8	31.7	29.8	30.3	30.2	38.4
Operating income	12.5	3.2	14.9	21.3	17.5	16.2	18.2	20.0
Financial income (expenses), net	(0.9)	(4.9)	(1.4)	0.5	(0.6)	(0.2)	(0.4)	(2.0)
Income (loss) before taxes on income	11.6	(1.7)	13.4	21.8	16.9	16.0	17.8	18.0
Taxes on income	(0.5)	(0.5)	(0.3)	(0.6)	(0.5)	(0.4)	(0.5)	(0.5)
Share in profits (losses) of equity investee	0.5	1.1	3.1	(2.3)	0.6	0.2	1.0	1.1
Net income (loss)	11.6%	(1.1)%	16.3%	18.9%	16.9%	15.8%	18.4%	18.6%

Critical accounting estimates

We have prepared our consolidated financial statements and related disclosures in conformity with U.S. GAAP. This has required us to make estimates based on our judgments and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Note 1 of the notes to our audited consolidated financial statements contained elsewhere in this Form 20-F describes the significant accounting policies and principles that are used to prepare our consolidated financial statements.

We have identified several critical accounting estimates that required us to use assumptions about matters that were uncertain at the time of our estimates. Had we used different assumptions, the amounts we recorded could have been significantly different. Additionally, if we had used different assumptions or had different conditions existed, our financial condition or results of operations could have been materially different. The critical accounting policies that were impacted by the estimates, assumptions, and judgments used in the preparation of our consolidated financial statements are discussed below.

Revenue recognition

We recognize revenues from sales of products to customers, including distributors, when persuasive evidence of a sale arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured. We recognize revenues related to AL from sales to AAK only upon sales by AL to its customers. Revenues are recorded net of reserves for returns and net of cash discounts and distribution fees.

We provide a right of return to U.S. distributors upon expiration of the medical food products sold in the VAYA Pharma segment, in compliance with applicable regulations. The majority of our product returns are the result of product dating. Accordingly, we record a reserve for estimated sales returns based on historical experience with actual returns, since the beginning of 2011, as well as specific factors, such as levels of inventory in the distribution channel, product dating and expiration. Returns to date have been inconsequential. Revenues from product sales are also recorded net of cash discounts and distribution fees, which can be reasonably estimated.

Segment reporting

Through the third quarter of 2013, we had three operating segments: Infant Nutrition, Bio Active Ingredients and VAYA Pharma. We aggregated our Infant Nutrition and Bio Active Ingredients operating segments into a single reporting segment pursuant to the provisions of the Financial Accounting Standards Board’s Accounting Standards Codification, or ASC No. 280-10-50-11. Beginning in the fourth quarter of 2013, we consolidated the operations and management of our Infant Nutrition and Bio Active Ingredients segments into one operating segment that includes all of our Nutrition products. Pursuant to this change, we currently have two operating and reporting segments: Nutrition and VAYA Pharma.

Share-based compensation

Under U.S. GAAP, we account for employee share-based compensation awards classified as equity awards in accordance with the provisions of ASC No. 718, “Compensation — Stock Based Compensation”, which requires us to measure the cost of options based on the fair value of the award on the grant date. We also apply ASC No. 718, “Compensation — Stock Based Compensation” and ASC No. 505-50, “Equity Based Payments to Non-Employees” with respect to options issued to consultants and other non-employees.

We selected the binomial option pricing model as the most appropriate method for determining the estimated fair value of our share-based compensation awards. The fair value of share-based compensation awards is recognized as an expense over the requisite service period, which is usually the vesting period, net of estimated forfeitures. We estimate forfeitures based on historical experience and anticipated future conditions. We recognize compensation cost for an award with service conditions that has a graded vesting schedule using the straight-line method based on the multiple-option award approach.

When options are granted as consideration for services provided by consultants and other non-employees, the grant is accounted for based on the fair value of the consideration received or the fair value of the options issued, whichever is more reliably measurable. The fair value of the options granted is measured on a final basis at the end of the service period and is recognized over the service period using the straight-line method.

Option valuations. The determination of the grant date fair value of options using an option pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. The key variables are as follows:

Fair Value of our Ordinary Shares. Prior to our initial public offering, due to the absence of a public market for our ordinary shares, the fair value of our ordinary shares for purposes of determining the exercise price for award grants was determined in good faith by our management and approved by our board of directors. In connection with preparing our financial statements, our management considered the fair value of our ordinary shares based on a number of objective and subjective factors consistent with the methodologies outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, referred to as the AICPA Practice Aid. The fair value of our ordinary shares is now determined based on the trading price on the NASDAQ Global Select Market.

Volatility. The expected share price volatility was based on the historical equity volatility of the ordinary shares of publicly traded comparable companies with a trading history as long as the contractual term.

Risk-Free Interest Rate. The annual risk-free interest rate was based on the interest curve for U.S. government bonds for periods corresponding to the life term of the option on the grant date.

Contractual Term. The contractual term is 10 years. This was then adjusted based on data regarding our historical post-vesting exit rates. Pre-vesting exit rates were reflected in an adjustment to the number of options recognized in expenses.

Early Exercise Multiple. The early exercise multiple was based on the early exercise multiple data of the publicly traded comparable companies with a trading history as long as the contractual term.

Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

If any of the assumptions used changes significantly, share-based compensation awards for future awards may differ materially compared with the awards granted previously.

Research and development expenses

Research and development expenses are charged to income as incurred. Participation from government departments and from research foundations for development of approved projects is recognized as a reduction of expense as the related costs are incurred. The main components of the research and development expenses are salaries and related expenses, laboratory, clinical research and regulatory related expenses.

Taxes on income

Deferred income taxes are determined by the asset and liability method based on the estimated future tax effects of differences between the financial accounting and the tax bases of assets and liabilities under the applicable tax law. Deferred tax balances are computed using the tax rates expected to be in effect at the time when these differences reverse. Valuation allowances in respect of the deferred tax assets are provided when it is more likely than not that all or a portion of the deferred income tax assets will not be realized. See Note 12g to our consolidated financial statements contained elsewhere in this Form 20-F for additional information regarding the composition of the deferred taxes.

We assess our valuation allowance considering different indicators, including profitability of the different entities around the world and the ability to utilize the deferred tax assets in subsequent years.

Tax benefits recognized in our consolidated financial statements are those that our management deems at least more likely than not to be sustained, based on technical merits. The amount of benefits recorded for these tax benefits is measured as the largest benefit our management deems more likely than not to be sustained.

Contingencies

Certain conditions may exist as of the date of our financial statements, which may result in a loss to us but which will only be resolved when one or more future events occur or fail to occur. We assess such contingent liabilities and estimated legal fees, if any, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, we evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

We apply the guidance in ASC Topic 450-20-25, issued by the Financial Accounting Standards Board, or FASB, when assessing losses resulting from contingencies. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is recorded as accrued expenses in our financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material are disclosed. Loss contingencies considered to be remote are generally not disclosed unless they involve guarantees, in which case the guarantees are disclosed.

Impairment of long-lived assets

We test long-lived assets for impairment whenever events or circumstances present an indication of impairment. If the sum of expected future cash flows (undiscounted and without interest charges) of the assets is less than the carrying amount of such assets, an impairment loss would be recognized. The assets would be written down to their estimated fair values, calculated based on the present value of expected future cash flows (discounted cash flows), or some other fair value measure. As of June 30, 2013 and December 31, 2012 and 2011, the Company did not recognize an impairment loss for its long-lived assets.

New and Revised Financial Accounting Standards

The JOBS Act permits emerging growth companies such as us to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this and, therefore, we are subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

B.	Liquidity and Capital Resources

Liquidity

A summary of our statement of cash flows for the years ended December 31, 2011, 2012 and 2013 is as follows:

	Year ended December 31,
	2011	2012	2013
	(in thousands)
Net income (loss)	$(864)	$4,782	$11,395
Depreciation and amortization	1,233	1,422	1,551
Change in inventories	(202)	(3,100)	(2,584)
Change in accounts receivable	(3,892)	(3,806)	(6,965)
Change in accounts payable	853	3,590	3,052
Net cash provided by operating activities	(2,375)	3,023	7,390
Net cash used in investing activities	(1,583)	(1,278)	(5,025)
Net cash provided by (used in) financing activities	6,765	(3,803)	69,336
Net increase (decrease) in cash and cash equivalents	2,807	(2,058)	71,701
Balance of cash and cash equivalents at end of year	4,787	2,729	74,430

Cash flows provided by operating activities

Cash flows from operating activities consist primarily of net income adjusted for certain non-cash items. Adjustments to net income for non-cash items include depreciation and amortization and share-based compensation expense. In addition, operating cash flows are impacted by changes in operating assets and liabilities, which include inventories, accounts receivable and other assets and accounts payable.

We generated $7.4 million in cash from operating activities in the year ended December 31, 2013, while in the year ended December 31, 2012 we generated $3.0 million from operating activities. Cash from operating activities in the year ended December 31, 2013 was due primarily to our achieving net income of $11.4 million and to an increase of $3.1 million in accounts payable reflecting primarily increased purchases of raw materials due to increased activity, as well as $1.6 million in depreciation and amortization and $1.1 million in share-based compensation expense. This was partially offset by an increase of $2.6 million in inventories reflecting our increased activity as well as our strategy of building inventories from certain single source suppliers to partially manage supply risk and an increase of $7.0 million in accounts receivable due to increased sales. The $3.0 million in cash provided by operating activities in the year ended December 31, 2012 was due primarily to our achieving net income of $4.8 million and to an increase of $3.6 million in accounts payable reflecting primarily increased purchases of raw materials due to increased activity, as well as $1.4 million in depreciation and amortization. This was partially offset by an increase of $3.1 million in inventories reflecting our increased activity as well as our strategy of building inventories from certain single source suppliers to partially manage supply risk and an increase of $3.8 million in accounts receivable due to increased sales. The $2.4 million in cash used in operating activities in the year ended December 31, 2011 was due to a net loss of $0.9 million and an increase of $3.9 million in accounts receivable, which was partially offset by $1.2 million in depreciation and amortization and an increase of $0.9 million in accounts payable.

Working capital

Our working capital, which we define as accounts receivable plus inventory less accounts payable, increased from $14.1 million at December 31, 2012 to $20.7 million at December 31, 2013 due to increased activity. However, working capital as a percentage of net revenues decreased from 37.2% at December 31, 2012 to 31.8% at December 31, 2013, reflecting decreases in days of sales outstanding and in our inventories conversion period. Working capital as a percentage of net revenues decreased from 48.0% at December 31, 2011 to 37.2% at December 31, 2012, also reflecting decreases in days of sales outstanding and in our inventories conversion period.

Cash flows used in investing activities

The majority of our investment activities have historically been related to the construction and expansion of our manufacturing facilities and the purchase of manufacturing equipment and components for our production lines. Cash flows used in investing activities increased from $1.3 million in the year ended December 31, 2012 to $5.0 million in the year ended December 31, 2013. This increase is mainly related to our manufacturing facility expansion project, which will enable us to extract krill oil from krill meal ourselves using technologically advanced equipment and proprietary processes. Capital expenditures during the years ended December 31, 2011 and 2012 related primarily to normal capital expenditures, as well as capital expenditures related to the expansion of our manufacturing capacity. Cash used in investing activities decreased slightly in the year ended December 31, 2012 to $1.3 million from $1.6 million in the year ended December 31, 2011.

We expect cash used in investing activities to increase significantly with the increase in the manufacturing capacity of our existing facility and with the potential commencement of construction on our new manufacturing facility. While we anticipate that construction of this new facility will require significant capital expenditures, we have not yet started construction of the facility or even entered into contracts relating to the construction and therefore it would not be completed, if we do undertake it, before 2015. The timing and amount of the capital expenditures associated with this project, if we do undertake it, is uncertain.

Cash flows provided by (used in) financing activities

We generated $69.3 million in cash from financing activities in the year ended December 31, 2013, which reflects primarily $62.8 million of net proceeds from our initial public offering and $8.2 million received in an investment in our preferred shares and warrants, partially offset by a repayment of $1.0 million in short-term loans under our working capital credit facility and repayment of $0.7 million under our long-term loan.

Cash used in financing activities in the year ended December 31, 2012 amounted to $3.8 million, which reflects primarily a repayment of $4.6 million in short-term loans under our working capital credit facility and a repayment of $0.7 million on our long-term loan, partially offset by an investment of $1.5 million in our preferred shares and warrants.

Cash provided by financing activities in the year ended December 31, 2011 amounted to $6.8 million, which reflects primarily an investment in our preferred shares and warrants of $5.0 million and an increase of $2.4 million in short-term loans outstanding under our working capital credit facility, partially offset by a repayment of $0.7 million on our long-term loan.

Capital resources

We have traditionally funded our operations with a combination of cash generated from operating activities, third-party debt consisting mainly of long-term and short-term bank credit facilities, as well as cash generated through the sale of equity securities.

In September 2009, we entered into a credit facility for long-term loans with an Israeli bank. This consisted of (a) a loan of $1.4 million which bore annual interest rate of LIBOR plus 3.6%, and which was repaid in 24 monthly installments starting January 2010, and (b) a loan of $5.6 million, originally due in one installment in October 2011, which was extended, in accordance with the original terms, for an additional eight years. Pursuant to the terms of the extension, we were required to repay this long-term loan in 96 monthly installments, beginning in January 2012, in the amount of $0.7 million per year. This loan bore interest at a floating rate of one-month LIBOR plus 5.05%. However, pursuant to an interest rate swap agreement we entered into in 2010 with a third party with respect to this long-term loan, we paid, starting March 2011, an effective interest rate of 8.37% on the $5.6 million principal amount.

As part of this facility, we also received a short-term credit line of up to $3.6 million. During 2011, the credit line was increased to $5.6 million. In May 2012, we signed an amendment to the short-term credit line agreement pursuant to which the credit line was increased to the lower of $7.6 million or 20% of our consolidated net revenues for the most recent four quarters. As of December 31, 2012, $1.0 million of short-term credit was outstanding, bearing an annual average interest rate of LIBOR + 3.25% (approximately 3.5% at December 31, 2012) and which has subsequently been repaid. This credit line expired as of December 31, 2013.

As of December 31, 2013, we had $4.2 million in outstanding principal amount under the long-term credit facility. On January 31, 2014, we repaid this amount in full and, as a result, we accrued $150,000 in early repayment fees. We were subject to numerous financial and other covenants under this facility with which we were in full compliance at all relevant times. Following our repayment in full of this loan, we are no longer subject to such financial and other covenants. We have requested that the bank remove all pledges on our assets in connection with the termination of these credit facilities.

We believe that, based on our current business plan, our cash, cash equivalents and short-term bank deposits on hand and cash from operations, we will be able to meet our capital expenditure and working capital requirements, and liquidity needs for at least the next twelve months. We may require additional capital in the future, and therefore may engage in debt or equity financings to meet our longer term liquidity and future growth requirements.

C.	Research and Development, Patents and Licenses

Research and development

We believe that our leading position as a developer and manufacturer of innovative bioactive ingredients is due in part to our expertise in lipids and enzymes accompanied by our policy of shared research and development resources across our organization and leveraging the significant cross benefits.

We maintain an ongoing program of research and development, or R&D, to enlarge our technological platform and process capabilities in relation to, among other things, lipid chemistry, enzymatic technology and lipid analysis. The primary aim of our R&D program is to develop improved and more affordable products. We therefore focus on the enhancement of our existing product lines in order to reinforce our competitive strengths and expand the scope of our existing products into new indications. We plan to launch two new products in 2014 and have a pipeline of more than ten additional products, including new uses and applications for existing products, in various stages of development. Some of these products address new medical indications or provide new dietary or medical benefits, while others provide different levels/concentrations of active ingredients and offer improved secondary characteristics. In addition to further substantiating the value and efficacy of our existing products, our R&D program also focuses on the development of additional lipid-based products.

As all of our products are derived from our expertise in lipids biochemistry and our capabilities in analyzing lipid structure, composition and performance, much of our R&D is not divided based on segment or product line. Rather, more general R&D is conducted and only after particular R&D is seen to relate to the development of a new product or the enhancement of an existing product does that R&D become associated with a specific product line or segment. We believe that this helps us leverage shared R&D resources across our organization.

We invest a significant amount of our resources in R&D as we believe that superior technology is key to maintaining a leading market position. Our R&D expenses were $3.9 million, $4.6 million and $5.9 million in 2011, 2012 and 2013, respectively, representing 16.8%,12.2% and 9.2% of net revenues, respectively.

We plan to use our R&D platform to seek to penetrate the prescription pharmaceuticals market. For more information regarding our prescription pharmaceuticals, see “Item 4. Information on Enzymotec — Business Overview — Government regulation — VAYA Pharma — Prescription drugs.”

The two products that we intend to launch in 2014 are Omega-PC and InCog.

Omega-PC — Omega-PC is an extract from wild cold-water fish containing omega-3 fatty acids bound to both phospholipids and triglycerides. The nutritional benefits of fish and fish oil are widely accepted due to the presence of DHA and EPA fatty acids. However, current fish oil products contain DHA and EPA attached to triglycerides, whereas up to 30% of the DHA and EPA found in cold-water fish are bound to phospholipids. Thus, Omega-PC is the closest to a natural way to consume omega-3. Clinical evidence demonstrates that DHA and EPA bound to phospholipids are absorbed better than DHA and EPA bound to triglycerides. Our Omega-PC aims to provide the benefits of DHA and EPA along with the improved absorption of omega-3. While we have begun to market Omega-PC, we have not yet initiated commercial sales of this product. We expect that we will begin to sell Omega-PC during 2014.

InCog — Incog is a marine-based lipid composition for use in infant nutrition products that is intended to mimic certain characteristics of human breast milk. InCog is produced by enriching lipids with a bio-functional DHA-rich phospholipid that is present in human breast milk and is highly concentrated in the developing human brain. This compound was found to support cognitive functioning and is being developed as a key cognitive ingredient for early nutrition. InCog is currently in the clinical development phase. This ingredient is approved as GRAS by the FDA for marketing in the United States for the general population. We are currently in the process of applying for GRAS certification for infants. We are also in the process of preparing a submission for registration in China and Europe, and we hope to obtain regulatory approval for InCog in Europe during the second half of 2015.

We hope that InCog will generate incremental revenues, but we do not expect it to be material to our results of operations in the near term.

We currently have several products in our VAYA Pharma segment in various stages of development. These include compositions based on phosphatidylserine (PS) and phosphatidylcholine (PC), two phospholipids known to support cognitive, behavioral and metabolic human functions. We are developing and evaluating these products, which will each contain PS-Omega3 or PC-Omega3, for the treatment of various cognitive, behavioral, mood or metabolic disorders. None of these products is expected to be individually material to our business in the near term.

Clinical Trials

Even though our nutritional ingredients and medical foods products are generally not required to undergo clinical trials prior to approval by the FDA or other regulatory authorities, we nonetheless conduct clinical and pre-clinical studies to support the efficacy and safety of our products and their ingredients and to extend and validate their benefits for human health. Pre-clinical studies allow us to substantiate the safety of our products and obtain preliminarily indications of their pharmacological profile and mechanism of the action. Through January 31, 2014, we had conducted 11pre-clinical studies, according to the principles of Good Laboratory Practices (GLP) and 14 clinical studies, according to the principles of Good Clinical Practices (GCP). As a result, we have developed significant experience in planning, designing, executing, analyzing and publishing clinical studies.

Our R&D team manages our clinical studies and is deeply involved with project planning, trial design, execution, outcome analyses and manuscript submission. During the design, execution and publication of our studies, our R&D team consults with key opinion leaders in the relevant field of research to optimize both design and execution, as well as to strengthen the scientific and academic level of the investigational plan. Our clinical studies have been conducted in collaboration with leading medical and research centers in countries such as Israel, Canada, China and The Netherlands including Meir Medical Center, Israel; Sourasky Medical Center, Israel; Sheba Medical Center, Israel; and McGill University, Canada. For information regarding the clinical validation of our various products, see “Item 4. Information on Enzymotec — Business Overview — Our products — Nutrition segment — Clinical validation” and “ Item 4. Information on Enzymotec — Business Overview — Our products — VAYA Pharma segment — Clinical validation.”

Government Grants

Our research and development efforts are financed, in part, through grants from the Office of the Chief Scientist, or OCS. From our inception through December 31, 2013, we received a total of $4.0 million in royalty-bearing grants from the OCS. We have applied to receive additional grants to support our research and development activities in 2014. The requirements and restrictions under the grants are found in the Law for the Encouragement of Industrial Research and Development of 1984, or the R&D Law.

Under the R&D Law, royalties of 3% – 5% on the revenues derived from sales of products or services developed in whole or in part using these OCS grants are payable to the Israeli government. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest generally equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. As of December 31, 2013, we had paid royalties of $1.7 million to the OCS and owed the OCS $3.0 million (including applicable interest).

In addition to paying any royalty due, we must abide by other restrictions associated with receiving such grants under the R&D Law that continue to apply following repayment to the OCS. These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside of Israel and may require us to obtain the approval of the OCS for certain actions and transactions and pay additional royalties and other amounts to the OCS. In addition, any change of control and any change of ownership of our ordinary shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the R&D Law, requires prior written notice to the OCS. If we fail to comply with the R&D Law, we may be subject to criminal charges.

Intellectual property

Our proprietary technology is important to the development, manufacture, and sale of our products, and we seek to protect such technology and other intellectual property through a combination of patents, copyrights, trademarks, trade secrets, non-disclosure and confidentiality agreements, licenses, assignments of invention and other contractual arrangements with our employees, consultants, partners, suppliers, customers and others. We rely on our research and development program, clinical trials, production techniques and marketing and distribution programs to advance our products.

As of January 31, 2014, we had been granted over 70 patents and had applications for more than 80 additional patents pending worldwide. Our principal granted patents relate to our technologies arising out of novel formulations, their beneficial uses and processes for the manufacturing thereof, rather than claiming specific molecules or active ingredients.

•	InFat. The patent portfolio for our InFat products includes issued patents and pending applications directed to formulations, manufacturing process and methods of use. Our current and potential customers for InFat include major global nutrition companies with worldwide operations. The majority of manufacturers of infant formulas containing InFat are located in Europe, New Zealand and Australia, where we have issued patents. In China, which is our largest end user market for InFat products, we have one issued patent covering a formulation and a process related to InFat, and a number of pending applications covering a range of uses and a particular composition and manufacturing process. In Europe, we have three issued patents: one claiming a formulation and two claiming uses of InFat. Two of those patents expire in 2024 and the third in 2028. We also have a number of pending applications related to InFat in Europe. In each of New Zealand and Australia, we have issued patents claiming a manufacturing process for InFat, which expire in 2020 and 2018, respectively, as well as various pending applications. We also have an issued patent in Australia claiming a use of InFat, which expires in 2028. While the United States is not currently a major market for InFat, we do believe it presents a growth opportunity for InFat. In the United States, we have one issued patent claiming a manufacturing process, which expires in 2017, and two issued patents claiming methods of use, which expire in 2026 and 2029. We also have seven pending U.S. applications covering particular compositions and uses related to our InFat products. We also have issued patents related to these products in Israel, Mexico, South Korea, India, Canada and Russia, and patent applications pending in various countries around the world.

•	PS Products. The patent portfolio for our PS products (including Sharp PS) includes patents and patent applications directed to formulations, manufacturing processes, and methods of use. In each of the United States and Europe, the two largest markets for our PS products, we own one issued patent covering a formulation related to Sharp PS, which expires in the United States in 2026 and in Europe in 2024. We also have issued counterparts to that patent in Australia, Canada, Japan and South Korea.

•	VAYA Products. The patent portfolio for our various VAYA products (including Vayarol, Vayacog and Vayarin) includes patents and patent applications directed to formulations and methods of use. The United States is currently the largest market for our VAYA products. We have four issued patents in the United States covering formulations or methods of use related to Vayarin, of which three of these patents also cover formulations or uses of Vayacog. None of these patents expires before 2024. We also have an issued U.S. patent covering method of use of Vayacog, which expires in 2029, and another patent covering a formulation of Vayarol, which expires in 2024. One or more patents related to one or more of our VAYA products have also been issued in each of Australia, Canada, China, India, Israel, Japan, Mexico, New Zealand, the Philippines, Russia and South Korea.

We have an exclusive license under a family of third party patents related to a process for the enzymatic production of PS, Vayarin and Vayacog including issued patents in the United States, Europe, China and Japan, each expiring in 2016. Under that license, we have the right to enforce the licensed patents against third party infringers. Royalties payable under that license are not material to our results of operations.

While our policy is to obtain patents by application, license or otherwise, to maintain trade secrets and to seek to operate without infringing on the intellectual property rights of third parties, technologies related to our business have been rapidly developing in recent years. Loss or invalidation of certain of our patents, or a finding of unenforceability or limited scope of certain of our intellectual property, could have a material adverse effect on us. See “Item 8. Financial Information — Consolidated Financial Statements and Other Financial Information — Legal Proceedings” below.

In addition to patent protection, we also rely on trade secrets, including unpatented knowhow, technology and other proprietary information in attempting to develop and maintain our competitive position.

We also rely on protection available under trademark laws. We currently hold registered trademarks in various jurisdictions for the mark “MSO” and certain other key product names, including “InFat”, “K•REAL”, “Sharp PS”, “Vayarol”, “Vayacog” and “Vayarin”.

We believe that, while our patents provide us with a competitive advantage, our success depends primarily on our marketing, business development, know-how and ongoing research and development efforts. Accordingly, we believe that the expiration of any of our patents, or the failure of any of our patent applications to result in issued patents, would have no more than a short-term adverse effect on our business or financial position. Nevertheless, we are continuously working to generate a new cluster of patents to reinforce our IP position and protect the competitive edge we are creating in the market. In any event, there can be no assurance that our patents or other intellectual property rights will afford us a meaningful competitive advantage.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2013 to December 31, 2013 that are reasonable likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

Except for standard operating leases, we do not engage in any off-balance sheet arrangements, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

F.	Contractual Obligations

Our future contractual cash obligations as of December 31, 2013 are summarized in the following table:

	Total (3)	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in thousands)
Long-term debt, including interest and current maturities (1)	$4,350	4,350	$–	$–	$–
Purchase commitments (2)	2,072	888	1,184	–	–
Operating lease obligations	897	419	469	9	–
Total	$7,319	$5,657	$1,653	$9	$–

____________

(1)	Includes an early repayment fee of $150,000. As of January 31, 2014, all of our outstanding long-term debt, including interest and current maturities, had been fully repaid.
(2)	Consists of commitments to purchase raw materials.
(3)	Excludes future projected royalty payments of approximately 3% – 5% of revenues derived from research and development projects that were funded in part by grants received from the OCS.

ITEM 6: Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information for our executive officers and directors as of the date of this Form 20-F. Unless otherwise stated, the address for our directors and executive officers is c/o Enzymotec Ltd., Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emeq 2310001, Israel.

Name	Age	Position(s)
Executive officers
Ariel Katz	55	President and Chief Executive Officer
Oren Bryan	39	Vice President and Chief Financial Officer
Gai Ben-Dror	45	Vice President – Process Development
Tzafra Cohen	47	Vice President – Research and Development
Yoav Kahane	40	Chairman of Advanced Lipids AB
Yoni Twito	47	Chief Operating Officer
Naama Zamir	43	Vice President – Human Resources and Information Systems
Directors
Steve Dubin (3) (4)	60	Chairman of the Board
Yoav Doppelt (3) (4)	45	Vice Chairman of the Board
Jacob (Yaacov) Bachar (4)	50	Director
Nir Belzer (2) (4)	51	Director
Dov Pekelman (1) (4)	73	Director
Yossi Peled (4)	66	Director
Michal Silverberg (1) (2) (4) (5)	37	Director
Joseph Tenne (1) (2) (3) (4) (5)	58	Director
Imanuel (Mani) Wasserman (3) (4)	47	Director

____________

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and governance committee.
(4)	Independent director under the rules of the NASDAQ Stock Market.
(5)	External director under the Israeli Companies Law. See “— Board Practices — External directors.”

Our executive officers

Dr. Ariel Katz has served as our President and Chief Executive Officer since joining us in 2000. He has also served as the head of our VAYA Pharma segment since January 2012. Prior to joining Enzymotec, Dr. Katz held various positions with the Dead Sea Bromine Group of Israel Chemicals Ltd. over a period of 14 years, including senior positions in research and development, plant management, marketing and business development. Dr. Katz holds a bachelor’s degree in chemistry and a master’s degree in economic management both from Ben-Gurion University of the Negev, Beer Sheva, Israel, and a PhD in engineering in the field of artificial intelligence from Exeter University, UK. Dr. Katz was a guest lecturer in the Biotechnology Department of the Technion — Israel Institute of Technology, Haifa, Israel from 2003 to 2010.

Oren Bryan has served as our Vice President and Chief Financial Officer since June 2008. Prior to joining Enzymotec, he served as Chief Financial Officer of MIND C.T.I. Ltd., a global provider of real-time, product-based mediation, billing and customer care solutions for voice, data, video and content service from 2006 to 2008 and Controller of MIND C.T.I. Ltd. from 2005 to 2006. Before working at MIND C.T.I. Ltd., Mr. Bryan served as Controller of both Dor Chemicals Ltd. from 2001 to 2005 and a private software company from 2000 to 2001. Between 1997 and 2000, he was an accountant with Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global. Mr. Bryan is a certified public accountant and holds a bachelor’s degree in economics and accounting from Haifa University, Israel.

Gai Ben-Dror has served as our Vice President — Process Development and previously as our Director of Process Development since joining Enzymotec in December 2001. As Director of Process Development, he was responsible for the development and commercialization of all of our products and for the building of our technological and analytical teams. Prior to joining us, Mr. Ben-Dror was a plant and pilot engineer in the Dead Sea Bromine Group of Israel Chemicals Ltd. from 1996 to 2000. Prior to that he worked as a research team leader at Sense-IT Ltd., a hardware development company, and as a project manager at Chimtec Ltd., a water treatment engineering company. He holds a bachelor’s degree in chemical engineering and an MBA from Ben-Gurion University of the Negev, Beer Sheva, Israel.

Dr. Tzafra Cohen joined us in 2005 and has served as Vice President - Research and Development since October 2013. Prior to that she served as Vice President of Infant Nutrition since from 2010 to October 2013. Additionally, Dr. Cohen was Chief Executive Officer of Advanced Lipids AB, our 50% owned Swedish joint venture, from September 2010 to December 2012. From 2005 to 2010, she served as Vice President of Research and Development (R&D) and was responsible for clinical trials, regulatory affairs and intellectual property. Prior to joining Enzymotec, Dr. Cohen was Vice President, Production and Director of R&D at MGVS Ltd., a biotech company that develops cell therapy products for blood vessel disorders, from 2001 to 2004. Before working at MGVS Ltd., she was director of the pathology laboratory at the Carmel Medical Center in Haifa, Israel from 1999 to 2001 and a research associate in the vascular biology laboratory at the Technion — Israel Institute of Technology, Haifa, Israel from 1997 to 1999. Dr. Cohen holds a bachelor’s degree, a master’s degree and a Ph.D in biotechnology and food engineering from the Technion — Israel Institute of Technology, Haifa, Israel.

Yoav Kahane has served as Chairman of our 50% owned Swedish joint venture, Advanced Lipids AB, since January 2013 and as our Director of Business Development, focused on our Infant Nutrition activities, since June 2009. Since joining Enzymotec in January 2006, Mr. Kahane has held a number of managerial positions, including Vice President of Infant Nutrition from 2006 to June 2009, Chief Executive Officer of Advanced Lipids AB from incorporation in June 2007 to June 2009, and Vice President, Sales and Marketing from June 2007 to June 2008. Prior to joining us, he served as Vice President, Sales and Marketing of Elbit Vision Systems Ltd. from 2004 to 2005 and as Manager of Business Development of Denver Holdings and Investments Ltd. from 2001 to 2002. From 1996 to 2001, Mr. Kahane held various positions with Ituran Location and Control Ltd., including Chief Executive Officer of Ituran Florida Corp from 2000 to 2001, Vice President, Operation and Customer Service from 1998 to 2000. He also served as a director of Ituran since 1998. In addition, Mr. Kahane serves as a director of two private companies, Mobydom Ltd. and Spot-On Therapeutics Ltd., and also serves as CEO of the latter. He holds a bachelor’s degree in life sciences from Tel-Aviv University, Israel, a bachelor’s degree in insurance from the Israel Academic School of Insurance (now part of the Netanya Academic College), Netanya, Israel, and an MBA from the University of Haifa, Israel.

Yoni Twito has served as our Chief Operations Officer since January 2009. Prior thereto, Mr. Twito had been Production Manager of Enzymotec since 2003, with responsibility for planning and operating our new plant. Mr. Twito has over 20 years of experience in process and R&D engineering, production and operations. Prior to joining Enzymotec, he was a research and development engineer at Tower Semiconductor Ltd. from 2000 to 2003 and plants manager at Fertilizers and Chemicals Ltd., a subsidiary of Israel Chemicals Ltd., from 1993 to 2000. Mr. Twito has a bachelor’s degree in chemical engineering from the Technion Israel Institute of Technology, Haifa Israel, and an MBA from Haifa University, Israel.

Naama Zamir has served as our Vice President — Human Resources and Information Systems since April 2013. From September 2009 to April 2013, she was our Vice President — Human Resources and Special Projects. From 2007 to 2009, Ms. Zamir served as Director of Special Projects, focusing mainly on the planning and construction of our new plant and facilities. Prior to joining Enzymotec in 2007, she served as Chief Financial Officer of Barnev Ltd., a medical device company, from 2003 to 2007. Before working at Barnev Ltd., Ms. Zamir served as a Financial Director of Privia Ltd., a global software company, from 2001 to 2003 and as Controller of Carmel Biosensors Ltd. from 2000 to 2001. She is a certified public accountant and holds an MBA from Hariot-Watt University, Edinburgh, Scotland.

Our directors

Steve Dubin has served as Chairman of our board of directors since January 2014 and previously served as Vice Chairman since his appointment as a director in April 2013. Since November 2011, Mr. Dubin has been a Principal in SDA Ventures LLC, a firm focused on assisting emerging growth and middle-market companies, primarily in the health & wellness and nutritional products markets, on matters including corporate development, business acquisition, customer relations, growth strategies and corporate finance. In connection with SDA Ventures, Mr. Dubin acts as a Senior Advisor to Paine & Partners, LLC, a global private equity investment firm located in New York, Chicago, and San Francisco, for the purpose of identifying and executing investment opportunities in the global human and animal food and nutritional products industries. From 2006 until its acquisition by Royal DSM N.V. in February 2011, Mr. Dubin served as Chief Executive Officer and a member of the board of directors of Martek Biosciences Corporation. He later served as President of DSM’s Nutritional Lipids Division from February 2011 through October 2011 and as a Senior Advisor to DSM Nutritional Products from November 2011 through October 2012. After joining Martek in 1992 and serving in various management positions, including Chief Financial Officer, Treasurer, Secretary, General Counsel and Senior Vice President, Business Development, he served as President of Martek from 2003 to 2006. From 2000 to 2003, Mr. Dubin co-founded and co-managed a Maryland-based, angel-investing club and was “Of Counsel” to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., a U.S. law firm, during part of 2001 and 2002. Mr. Dubin currently serves as a member of the board of several privately held companies, including NeurExpand Brain Center LLC, formerly The Brain Center, LLC (where he serves as Vice Chair of the board of directors), MyCell Technologies and its subsidiary Oceans Omega LLC, and Alcresta, Inc. During 2011 and 2012, he was a member of the board of directors of Scerene Healthcare, Inc. Mr. Dubin holds a bachelor’s degree in accounting from the University of Maryland and a Juris Doctor degree from the National Law Center at George Washington University. He is a certified public accountant and a member of the Maryland Bar.

Yoav Doppelt has served as Vice Chairman of our board of directors since January 2014. He previously served as our Chairman since October 2011 and a director since 2001. Mr. Doppelt has served as the Chief Executive Officer of XT Investments Ltd. since its inception in 2007 and has held various finance and managerial positions within the XT Group (formerly known as the Ofer Group), including Chief Executive Officer of XT Hi-Tech Investments (1992) Ltd., which is an indirect wholly-owned subsidiary of XT Investments Ltd. Mr. Doppelt currently serves as a member of the board of directors of a number of companies, including Israel Corporation Ltd., TowerJazz Ltd., Lumenis Ltd., MGVS Ltd., Yozma III Management and Investments Ltd., RayV Inc. and Angioslide Ltd. Mr. Doppelt has been actively involved in numerous investments within the Israeli private equity, healthcare and technology arenas. He has extensive business experience which varies from growth companies to large conglomerates through his board membership in Israel Corporation Ltd. He holds a bachelor’s degree in economics and management from the Faculty of Industrial Management at the Technion — Israel Institute of Technology, Haifa, Israel, and an MBA degree from Haifa University, Israel. Mr. Doppelt was appointed as a director pursuant to XT Hi-Tech Investments (1992) Ltd.’s appointment rights under our articles of association in effect prior to our initial public offering.

Jacob (Yaacov) Bachar has served as a director of Enzymotec since October 2011. Mr. Bachar was the Chief Executive Officer of the Israeli Cattle Breeders Association from February 2008 to September 2013. He served on the board of directors of Galam Ltd. from 1995 until 2012. Mr. Bachar served as Chairman of the real-estate fund of the Israeli Kibbutz Movement (“HaTnua HaKibbutzit”) during the years 2004 – 2008 and as the Chairman of the Settlements Department (“Agaf Hahityashvut”) in the Israeli Ministry of Defense during 2006 – 2007. Prior to that, Mr. Bachar served as the Chief Executive Officer of Granot Central Cooperative from 1999 until 2006. Mr. Bachar was appointed as a director pursuant to Galam’s appointment rights under our articles of association in effect prior to our initial public offering.

Nir Belzer has served as a director of Enzymotec since January 2007. Mr. Belzer is a co-founder of Aquagro Fund L.P., one of Israel’s first funds to focus on clean technologies, and has served as its Managing  Partner since 2007. In addition, he is a co-founder of the Millennium Materials Technologies funds, one of which is a major shareholder of ours, and has served as Managing Partner of the funds since 1998. Mr. Belzer has 20 years of extensive experience in venture capital management, including fund management in Israel’s IDB Group. From 1995 to 1997, Mr. Belzer worked in the Israeli high tech industry, at Globes — a leading Israeli financial newspaper, as a Marketing Manager, and at Israel Aerospace Industries Ltd., as an avionics engineer for the Lavi project. He holds a bachelor’s degree in mathematics and computer science, and avionics and an MBA from Tel Aviv University. Mr. Belzer was appointed as a director pursuant to Millennium Materials Technologies’ appointment rights under our articles of association in effect prior to our initial public offering.

Prof. Dov Pekelman has served as a director of Enzymotec since October 2010. In addition, Professor Pekelman currently serves as the Chairman of the special committee of the board of directors of Taro Pharmaceuticals Industries Ltd. (NYSE: TARO), as well as Chairman of Atera Networks Ltd., Chairman of Gilon Investments (TASE: GILN), and Director of Makhteshim Agan Industries Ltd. (TASE: MAIN). He lectures at the Arison School of Business of the Interdisciplinary Center (IDC), Herzliya, Israel and serves on the board of directors of the IDC and is Chairman of the IDC Corporation, the center’s economic arm. From 1985 to 2008, Professor Pekelman served as a senior consultant to Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) and also founded and ran a leading, Israeli-based management-consulting firm, P.O.C. Ltd. Previously, he served on the board of directors of several large industrial corporations, including Koor Industries Ltd. (TASE: KOR), and was also a member of the advisory committee of the Bank of Israel. He holds a doctorate from the University of Chicago and a bachelor’s degree from the Technion — Israel Institute of Technology, Haifa, Israel.

Yossi Peled has served as a director of Enzymotec since June 2001. From June 2009 to October 2011, Mr. Peled was the Chairman of our board of directors. In addition, he has served as the Chief Executive Officer of Galam Ltd. since 1987 and from 1977 until 1984. Mr. Peled is a member of the board of directors of a number of companies within the Galam Group, including Eurosweet GmbH (of which he is Chairman) and Galam Invest Ltd. From 2001 to 2003, Mr. Peled served as the Chairman of the board of directors of Lehavot Fire Protection Ltd., Israel’s leading fire protection equipment manufacturer. Previously, he held various managerial roles in Kibbutz Maanit and HaKibbutz HaArtzi, the national kibbutz organization in Israel, which represents more than 250 kibbutzim. Mr. Peled studied business administration at the Ruppin Academic Center, Israel, and executive business management at “Lahav” of the Faculty of Management Tel Aviv University. Mr. Peled was appointed as a director pursuant to Galam’s appointment rights under our articles of association in effect prior to our initial public offering.

Michal Silverberg has served as a director of Enzymotec since September 2013. Since 2007, Ms. Silverberg has worked in various positions in Novo Nordisk Inc., a global healthcare company headquartered in Denmark with shares listed on the Copenhagen and New York Stock Exchanges. Since 2010, she has served as Senior Director, New Product Commercialization & Business Development for the BioPharm unit. Prior to joining Novo Nordisk, Ms. Silverberg held various positions in a biotech company, an investment group and the Office of the Chief Scientist of Israel (Technological Incubators). Ms. Silverberg holds a B.A. in Economics and Business Management from Haifa University, Israel, an M.B.A. from Tel Aviv University, Israel, and an M.A. in Biotechnology from Columbia University, New York.

Joseph Tenne has served as a director of Enzymotec since September 2013. Mr. Tenne has served as a director of AudioCodes Ltd., an Israeli company listed on NASDAQ and on the Tel Aviv Stock Exchange since June 2003. Mr. Tenne is a financial expert, independent director and a member of the audit, compensation and nomination committees of AudioCodes. From March 2005 until April 2013, Mr. Tenne served as the Chief Financial Officer of Ormat Technologies, Inc., a company listed on the New York Stock Exchange, which is engaged in the geothermal and recovered energy business. From January 2006 until April 2013, Mr. Tenne also served as the Chief Financial Officer of Ormat Industries Ltd., an Israeli holding company listed on the Tel Aviv Stock Exchange and the parent company of Ormat Technologies, Inc. From 2003 to 2005, Mr. Tenne was the Chief Financial Officer of Treofan Germany GmbH & Co. KG, a German company, which is engaged in the development, production and marketing of oriented polypropylene films, which are mainly used in the food packaging industry. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited (PwC Israel). Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

Dr. Imanuel (Mani) Wasserman has served as a director of Enzymotec since October 2011. Dr. Wasserman is a co-founder of Beresheit General Partner Ltd., the general partner of Manof I funds, a NIS 2 billion Israeli fund, and has served as its managing partner since its inception in 2009. The fund is the first and largest of three “Manof” funds, initiated by the Israeli government to provide liquidity to the Israeli economy by providing debt, mezzanine and equity financings. The Israeli government committed to invest up to NIS 0.5 billion in the fund, and the remaining commitment to invest up to NIS 1.5 billion was made by leading Israeli financial institutions. Previously he was a co-founder and managing director of Magna Capital Ltd., an Israeli strategy and M&A consulting firm, from 2000 to 2009. In addition, Dr. Wasserman worked as a lawyer, from 1992 to 1994 and from 1997 to 1999, with Zellermayer Pelossof and Co., an Israeli law firm. From 1995 to 1996, he was a foreign lawyer at Fried, Frank, Harris, Shriver and Jacobson, a U.S. law firm. Dr. Wasserman is the Chairman of Zohar Dalia, an Israeli manufacturer of cleaning products and raw materials. He currently serves as a Director for the following companies: Beresheit General Partner Ltd., Galam Ltd., Cargal Ltd., Plasto-sac Ltd., Controp Ltd. and Aeronautics Ltd. Dr. Wasserman holds a bachelor’s degree in industrial engineering, an LLB, an LLM and a doctorate in law, all from Tel Aviv University. Dr. Wasserman was appointed as a director pursuant to Galam’s appointment rights under our articles of association in effect prior to our initial public offering.

Arrangements concerning election of directors; family relationships

Our current board of directors consists of nine directors. Pursuant to our articles of association in effect prior to our initial public offering, certain of our shareholders had rights to appoint members of our board of directors. See “— Directors and Senior Management.”

All rights to appoint directors and observers terminated upon the closing of the initial public offering, although currently-serving directors that were appointed pursuant to such rights will continue to serve pursuant to their appointment until the annual meeting of shareholders at which the term of their class of director expires.

We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers and directors.

B.	Compensation of Officers and Directors

Compensation of executive officers and directors

The aggregate compensation paid and share-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2013 was $3.0 million. This amount includes approximately $268,000 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of December 31, 2013, options to purchase 1,054,340 ordinary shares granted to our directors and executive officers were outstanding under our equity incentive plans at a weighted average exercise price of $2.58 per share. We do not have any written agreements with any director providing for benefits upon the termination of such director’s relationship with our company or our subsidiaries.

In 2013, we issued 156,060 restricted shares to our director, Steve Dubin, which vest in equal installments over a four-year period and a portion of which were also subject to achievement of a target market capitalization, which has been achieved, as a condition to vesting. In 2014, we issued 9,520 restricted shares to our director, Yoav Doppelt, which were fully vested upon issuance.

Employment agreements with executive officers; consulting and directorship services provided by directors

We have entered into written employment agreements with all of our executive officers. These agreements contain provisions standard for a company in our industry regarding non-competition, confidentiality of information and assignment of inventions. See “Item 3. Key Information — Risk factors — Risks relating to our business and industry — Under applicable employment laws, we may not be able to enforce covenants not to compete” for a further description of the enforceability of non-competition clauses. These agreements do not provide for benefits upon the termination of these executives’ respective employment with us, other than payment of salary and benefits during the required notice period for termination of these agreements, which varies under these individual agreements. See “Item 6. Directors, Senior Management and Employees — Employees —  Agreements and arrangements with, and compensation of, directors and executive officers” for additional information.

We receive consulting and directorship services from certain of our directors. The amounts payable pursuant to these arrangements have been approved by our board of directors and shareholders.

Equity incentive plans

The following are our equity incentive plans:

Employee Share Option Plan (1999)

In 1999, we adopted our Employee Share Option Plan (1999), to which we refer as the 1999 Plan, permitting the grant of options to our officers, key employees and other employees, whether or not a director of our company, for the purchase of our ordinary shares. The 1999 Plan expired in August 2009 and, as of March 2012, there are no outstanding options under this plan. An aggregate of 361,692 ordinary shares were issued to grantees upon the exercise of options under the 1999 Plan.

2003 Israeli Share Option Plan with 2012 U.S. Addendum

In November 2003, we adopted our 2003 Israeli Share Option Plan and in June 2012, we adopted the 2012 U.S. Addendum to this plan. This plan, including the 2012 U.S. Addendum, is referred to as the 2003 Plan. The 2003 Plan permits the grant of options to purchase our ordinary shares to the employees, officers, directors and service providers of our company and our subsidiaries (to whom we refer as permitted grantees). The 2003 Plan was terminated on August 21, 2013, although option awards outstanding as of that date will continue in full force in accordance with the terms under which they were granted. There were 2,000,560 options outstanding under the 2003 Plan at the time it was terminated.

The 2003 Plan is administered by our board of directors, which determined, subject to Israeli law, the grantees of awards and the terms and provisions of the grant, including, the number of shares, exercise prices, vesting schedules, acceleration of vesting and the other matters necessary in the administration of the 2003 Plan.

The 2003 Plan provides for the grant by us of awards under various tax regimes including, without limitation, pursuant to Sections 102 and 3(i) of the Israeli Income Tax Ordinance, to which we refer as the Ordinance, and Section 422 of the U.S. Internal Revenue Code of 1986, as amended, to which we refer as the Code. The Israeli Tax Authority, to which we refer as the ITA, approved the 2003 Plan, as required by applicable law.

Section 102 of the Ordinance allows employees, directors and officers, who are not controlling shareholders and who are Israeli residents, to receive favorable tax treatment for compensation in the form of shares or options. Section 102 of the Ordinance includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, the most favorable tax treatment for grantees, permits the issuance to a trustee under the “capital gains track.” In order to comply with the terms of the capital gains track, all options granted under a specific plan and subject to the provisions of Section 102 of the Ordinance, as well as the shares issued upon exercise of such options and other shares received subsequently following any realization of rights with respect to such options, such as share dividends and share splits, must be registered in the name of a trustee selected by the board of directors and held in trust for the benefit of the relevant employee, director or officer. The trustee may not release these options or shares to the holders thereof before the second anniversary of the registration of the options in the name of the trustee. However, under this track, we are not allowed to deduct an expense with respect to the issuance of the options or shares.

The 2003 Plan provides that options granted to our employees, directors and officers who are not controlling shareholders and who are considered Israeli residents are intended to qualify for special tax treatment under the “capital gains track” provisions of Section 102(b)(2) of the Ordinance. Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(i) of the Ordinance, which does not provide for similar tax benefits.

Options granted under the 2003 Plan to U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code, or may be non-qualified. The exercise price for “incentive stock options” must not be less than the fair market value on the date on which an option is granted, or 110% of the fair market value if the option holder holds more than 10% of our share capital.

Options awarded under the 2003 Plan, generally vest over a four-year period from the effective date of grant, 25% on each anniversary of the date of grant. Any option not exercised within ten years from the grant date or within three months from termination of employment (and in certain cases, according to a resolution of the board of directors) will expire, unless extended by the board of directors. All option agreements for outstanding options include provisions for accelerated vesting upon the occurrence of certain events, including the completion of our initial public offering, or in the event of change in control, as defined. Pursuant to these provisions, 50% of every grantee’s unvested outstanding options under the 2003 Plan will vest immediately and the vesting of the remaining 50% will be accelerated to the earlier of: (i) one year from the date of closing of such initial public offering or event of change in control, subject to the grantee continuing to serve in the capacity of a permitted grantee under the plan; or (ii) in the event of change in control, the date upon which the grantee’s services are terminated, other than in the event of termination for cause.

2013 Omnibus Equity Incentive Plan

In August 2013, we adopted our 2013 Omnibus Equity Incentive Plan, which we refer to as the 2013 Plan, and which was approved by our shareholders on September 2, 2013. The 2013 Plan provides for the grant of options, restricted shares, restricted share units and other share-based awards to our company’s and our subsidiaries’ respective directors, employees, officers, consultants, advisors and to any other person whose services are considered valuable to us or any of our affiliates. Following the approval of the 2013 Plan by the Israeli tax authorities, we will only grant options or other equity incentive awards under the 2013 Plan, although previously-granted options and awards will continue to be governed by our 2003 Plan. The number of shares reserved under the plan is automatically increased annually on January 1 of each year by a number of ordinary shares equal to the lowest of (i) 2% of our outstanding shares; (ii) a number of shares determined by our board of directors, if so determined prior to January 1 of the year on which the increase will occur; and (iii) 1,360,000 shares.

The 2013 Plan is administered by our board of directors or by a committee designated by the board of directors, which shall determine, subject to Israeli law, the grantees of awards and the terms of the grant, including, exercise prices, vesting schedules, acceleration of vesting and the other matters necessary in the administration of the 2013 Plan. The 2013 Plan enables us to issue awards under various tax regimes including, without limitation, pursuant to Sections 102 and 3(i) of the Ordinance, and as “incentive stock options” under Section 422 of the Code and nonqualified stock options, as discussed under “2003 Israeli Share Option Plan with 2012 U.S. Addendum” above.

We currently intend to grant options under the 2013 Plan only to our employees, directors and officers who are not controlling shareholders and are considered Israeli residents, under the capital gains track of Section 102(b)2 of the Ordinance.

Awards under the 2013 Plan may be granted until September 2, 2023, ten years from the date on which the 2013 Plan was approved by our shareholders.

Options granted under the 2013 Plan generally vest over four years commencing on the date of grant such that 25% vest on the first anniversary of the date of grant and an additional 6.25% vest at the end of each subsequent three-month period thereafter for 36 months. Options, other than certain incentive share options, that are not exercised within ten years from the grant date expire, unless otherwise determined by our board of directors or its designated committee, as applicable. Incentive share options granted to a person holding more than 10% of our voting power will expire within five years from the date of the grant. In the event of termination of employment or services for reasons of disability or death, or retirement, the grantee, or in the case of death, his or her legal successor, may exercise options that have vested prior to termination within a period of one year from the date of disability or death, or within three months following retirement. If we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested options will expire on the date of termination. If a grantee’s employment or service is terminated for any other reason, the grantee may exercise his or her vested options within 90 days of the date of termination. Any expired or unvested options return to the pool for reissuance.

In the event of a merger or consolidation of our company, or a sale of all, or substantially all, of our shares or assets or other transaction having a similar effect on us, then without the consent of the option holder, our board of directors or its designated committee, as applicable, may but is not required to (i) cause any outstanding award to be assumed or an equivalent award to be substituted by such successor corporation or (ii) in case the successor corporation refuses to assume or substitute the award (a) provide the grantee with the option to exercise the award as to all or part of the shares or (b) cancel the options against payment in cash in an amount determined by the board of directors or the committee as fair in the circumstances. Notwithstanding the foregoing, our board of directors or its designated committee may upon such event amend or terminate the terms of any award, including conferring the right to purchase any other security or asset that the board of directors shall deem, in good faith, appropriate.

Restricted share awards are ordinary shares that are awarded to a participant subject to the satisfaction of the terms and conditions established by the board of directors or a committee designated by the board of directors. Until such time as the applicable restrictions lapse, restricted shares are subject to forfeiture and may not be sold, assigned, pledged or otherwise disposed of by the participant who holds those shares. Generally, if a grantee’s employment or service is terminated for any reason prior to the expiration of the time when the restrictions lapse, shares that are still restricted will be forfeited.

The following table presents certain data for our 2003 Plan and 2013 Plan as at December 31, 2013.

				Grants of restricted shares		Grants of share options
Plan	Total of ordinary shares reserved for grants		Shares available for future grants	Number of vested shares	Number of unvested shares	Aggregate number exercised	Aggregate number outstanding	Weighted average exercise price of outstanding options
2003 Plan	—		—	—	—	1,085,416	1,954,184	$2.43
2013 Plan	623,288	(1)	453,628	—	156,060	—	13,600	14.00

______________________

(1)	As of January 1, 2014, the reserved pool under the 2013 Plan increased to 1,054,584 pursuant to the provisions of the 2013 Plan.

C.	Board Practices

Board of Directors

Under the Israeli Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are also appointed by our board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

We comply with the rule of the NASDAQ Stock Market that a majority of our directors be independent. Our board of directors has determined that all of our directors are independent under such rules. The definition of independent director under NASDAQ rules and external director under the Israeli Companies Law overlap to a significant degree such that we would generally expect the two directors serving as external directors to satisfy the requirements to be independent under NASDAQ rules. The definition of external director includes a set of statutory criteria that must be satisfied, including criteria whose aim is to ensure that there be no factor which would impair the ability of the external director to exercise independent judgment. The definition of independent director specifies similar, if slightly less stringent, requirements in addition to the requirement that the board consider any factor which would impair the ability of the independent director to exercise independent judgment. In addition, both external directors and independent directors serve for a period of three years; external directors pursuant to the requirements of the Israeli Companies Law and independent directors pursuant to the staggered board provisions of our amended articles of association. However, external directors must be elected by a special majority of shareholders while independent directors may be elected by an ordinary majority. See “— External directors” for a description of the requirements under the Israeli Companies Law for a director to serve as an external director.

Under our amended articles of association, our board of directors must consist of at least seven and not more than 11 directors, including at least two external directors required to be appointed under the Israeli Companies Law. At any time, the minimum number of directors (other than external directors) may not fall below five. Our board of directors currently consists of nine directors, including our two external directors. Other than our external directors, for whom special election requirements apply under the Israeli Companies Law, as detailed below, our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from 2014 and after, each year the term of office of only one class of directors will expire. Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless they are removed by a vote of 65% of the voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Israeli Companies Law and our amended articles of association.

Our directors are divided among the three classes as follows:

•	the Class I directors are Yoav Doppelt, Yossi Peled and Yaacov Bachar, and their terms will expire at the annual general meeting of shareholders to be held in 2014;

•	the Class II directors are Imanuel (Mani) Wasserman and Nir Belzer, and their terms will expire at the annual general meeting of shareholders to be held in 2015; and

•	the Class III directors are Steve Dubin and Dov Pekelman, and their terms will expire at the annual general meeting of shareholders to be held in 2016.

In addition, our amended articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors, for a term of office equal to the remaining period of the term of office of the director(s) whose office(s) have been vacated. External directors are elected for an initial term of three years and may be elected for up to two additional three-year terms under the circumstances described below. External directors may be removed from office only under the limited circumstances set forth in the Israeli Companies Law. See “— External directors” below.

Under the Israeli Companies Law and our amended articles of association, nominations for directors may be made by any shareholder holding at least 1% of our outstanding voting power. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to our Secretary (or, if we have no Secretary, our Chief Executive Officer). Any such notice must include certain information, the consent of the proposed director nominee(s) to serve as our director(s) if elected and a declaration signed by the nominee(s) declaring that there is no limitation under the Israeli Companies Law preventing their election and that all of the information that is required to be provided to us in connection with such election under the Israeli Companies Law has been provided.

Under the Israeli Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. See “— External directors.” In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is one.

External directors

Under the Israeli Companies Law, we are required to include at least two members who qualify as external directors, and Joseph Tenne and Michal Silverberg currently serve as our external directors.

Pursuant to the Israeli Companies Law, external directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

•	such majority includes at least a majority of the shares held by all shareholders who are non-controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, to which we refer as a disinterested majority; or

•	the total number of shares voted by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

The term controlling shareholder is defined in the Israeli Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. With respect to certain matters, a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company. As of January 31, 2014, Galam held 30.2% of our ordinary shares and was a controlling shareholder, although this status may change in the future.

The initial term of an external director is three years. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, provided that either:

(i)

his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company, provided that the external director and certain of his or her related parties meet additional independence requirements; or

(ii)	his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same majority required for the initial election of an external director (as described above).

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Global Select Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above). Prior to the approval of the reelection of the external director at a general shareholders meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment, or violating their duty of loyalty to the company. If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Israeli Companies Law to call a shareholders’ meeting as soon as practicable to appoint a replacement external director.

Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors. Under the Israeli Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the Israeli Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

The Israeli Companies Law provides that a person is not qualified to serve as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director, any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, a holder of 5% or more of the issued share capital or voting power in the company or the most senior financial officer.

The term relative is defined as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons.

The term affiliation and the similar types of disqualifying relationships include (subject to certain exceptions):

•	an employment relationship;

•	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

•	control; and

•	service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “office holder” is defined under the Israeli Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Israeli Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an office holder or director of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

According to regulations promulgated under the Israeli Companies Law, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below). In addition, at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Exchange Act; (ii) meets the standards of the NASDAQ Listing Rules for membership on the audit committee; and (iii) has accounting and financial expertise as defined under Israeli Companies law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, such that he or she is able to understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have professional qualifications if he or she has any of (i) an academic degree in economics, business management, accounting, law or public administration; (ii) an academic degree or has completed another form of higher education in the primary field of business of the company or in a field which is relevant to his/her position in the company; or (iii) at least five years of experience serving in one of the following capacities, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business; (b) a senior position in the company’s primary field of business; or (c) a senior position in public administration or service. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

Our board of directors has determined that Joseph Tenne has accounting and financial expertise and possesses professional qualifications as required under the Israeli Companies Law.

Audit Committee

Our audit committee consists of Dov Pekelman, along with our two external directors, Joseph Tenne and Michal Silverberg. Joseph Tenne serves as the Chairman of the audit committee.

Companies Law Requirements

Under the Israeli Companies Law, we are required to appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors and one of whom must serve as chairman of the committee. The audit committee may not include the chairman of the board, a controlling shareholder of the company or a relative of a controlling shareholder, a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder or a director who derives most of his or her income from a controlling shareholder.

In addition, under the Israeli Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. In general, an “unaffiliated director” under the Israeli Companies Law is defined as either an external director or as a director who meets the following criteria:

•	he or she meets the qualifications for being appointed as an external director, except for (i) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel); and (ii) the requirement for accounting and financial expertise or professional qualifications; and

•	he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in the service shall not be deemed to interrupt the continuation of the service.

Listing Requirements

Under the NASDAQ corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the Securities and Exchange Commission and the NASDAQ corporate governance rules. Our board of directors has determined that Joseph Tenne is an audit committee financial expert as defined by the Securities and Exchange Commission rules and has the requisite financial experience as defined by the NASDAQ corporate governance rules.

Each of the members of the audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which is different from the general test for independence of board and committee members.

Audit Committee Role

Our board of directors has adopted an audit committee charter that sets forth the responsibilities of the audit committee consistent with the rules of the SEC and the Listing Rules of the NASDAQ Stock Market, as well as the requirements for such committee under the Israeli Companies Law, including the following:

•	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

•	recommending the engagement or termination of the person filling the office of our internal auditor; and

•	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors.

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent auditor and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent auditor and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management.

Under the Israeli Companies Law, our audit committee is responsible for:

(i)	determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

(ii)	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether any such transaction is extraordinary or material under Israeli Companies Law) (see “— Approval of related party transactions under Israeli law”);

(iii)	establishing the approval process (including, potentially, the approval of the audit committee) for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest;

(iv)	where the board of directors approves the work plan of the internal auditor, to examine such work plan before its submission to the board of directors and proposing amendments thereto;

(v)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

(vi)	examining the scope of our independent auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders; and

(vii)	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Our audit committee may not approve any actions requiring its approval (see “— Approval of related party transactions under Israeli law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of unaffiliated directors including at least one external director.

Compensation Committee and Compensation Policy

Our compensation committee consists of Joseph Tenne, Michal Silverberg and Nir Belzer. Joseph Tenne serves as the Chairman of the compensation committee.

Under the Israeli Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as NASDAQ, and who do not have a controlling shareholder, do not have to meet this majority requirement; provided, however, that the compensation committee meets other Companies Law composition requirements, as well as the requirements of the jurisdiction where the company’s securities are traded. As of January 31, 2014, Galam held 30.2% of our ordinary shares and was a controlling shareholder, although this status may change in the future. Each compensation committee member that is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Israeli Companies Law restrictions as the audit committee as to who may not be a member of the committee.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and will need to be brought for approval by the company’s shareholders, which approval requires a Special Approval for Compensation (as defined below under “— Approval of related party transactions under Israeli law — Fiduciary duties of directors and executive officers”). We will be required to adopt a compensation policy within nine months following our initial listing on the NASDAQ Global Select Market.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

•	the knowledge, skills, expertise and accomplishments of the relevant office holder;

•	the office holder’s roles and responsibilities and prior compensation agreements with him or her;

•	the relationship between the terms offered and the average compensation of the other employees of the company, including those employed through manpower companies;

•	the impact of disparities in salary upon work relationships in the company;

•	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and

•	as to severance compensation, the period of service of the office holder, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

•	The compensation policy must also include the following principles:

•	the link between variable compensation and long-term performance and measurable criteria;

•	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

•	the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

•	the minimum holding or vesting period for variable, equity-based compensation; and

•	maximum limits for severance compensation.

The compensation committee is responsible for (a) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by its shareholders) and (b) duties related to the compensation policy and to the compensation of a company’s office holders as well as functions previously fulfilled by a company’s audit committee with respect to matters related to approval of the terms of engagement of office holders, including:

•	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three (3) years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

•	recommending to the board of directors periodic updates to the compensation policy;

•	assessing implementation of the compensation policy; and

•	determining whether the compensation terms of the chief executive officer of the company need not be brought to approval of the shareholders.

Compensation Committee Role

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which include:

•	the responsibilities set forth in the compensation policy;

•	reviewing and approving the granting of options and other incentive awards to the extent such authority is delegated by our board of directors; and

•	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

Nominating and governance committee

Our nominating and governance committee consists of Steve Dubin, Mani Wasserman, Yoav Doppelt and Joseph Tenne. Yoav Doppelt serves as the Chairman of the nominating and governance committee. Our board of directors has adopted a nominating and governance committee charter that sets forth the responsibilities of the nominating and governance committee, which include:

•	overseeing and assisting our board in reviewing and recommending nominees for election as directors;

•	assessing the performance of the members of our board; and

•	establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our company.

Internal auditor

Under the Israeli Companies Law, the board of directors of an Israeli public company must appoint an internal auditor recommended by the audit committee. An internal auditor may not be:

•	a person (or a relative of a person) who holds more than 5% of the company’s outstanding shares or voting rights;

•	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

•	an office holder (including a director) of the company (or a relative thereof); or

•	a member of the company’s independent accounting firm, or anyone on its behalf.

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. We have appointed KPMG Somekh Chaikin as our internal auditor.

Approval of related party transactions under Israeli law

Fiduciary duties of directors and executive officers

The Israeli Companies Law codifies the fiduciary duties that office holders owe to a company. Each person listed in the table under “Item 6. Directors, Senior Management and Employees” is an office holder under the Israeli Companies Law.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company.

The duty of care includes a duty to use reasonable means to obtain:

•	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

•	all other important information pertaining to any such action.

The duty of loyalty includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties to the company and his or her other duties or personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of personal interests of an office holder and approval of certain transactions

The Israeli Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may be aware of and all related material information or documents concerning any existing or proposed transaction with the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of such person’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the company. A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter. An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Israeli Companies Law, an extraordinary transaction is defined as any of the following:

•	a transaction other than in the ordinary course of business;

•	a transaction that is not on market terms; or

•	a transaction that may have a material impact on a company’s profitability, assets or liabilities.

If it is determined that an office holder has a personal interest in a transaction, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Further, so long as an office holder has disclosed his or her personal interest in a transaction, the board of directors may approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty. However, a company may not approve a transaction or action that is adverse to the company’s interest or that is not performed by the office holder in good faith. An extraordinary transaction in which an office holder has a personal interest requires approval first by the company’s audit committee and subsequently by the board of directors. The compensation of, or an undertaking to indemnify or insure, an office holder who is not a director requires approval first by the company’s compensation committee, then by the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify or insure is inconsistent with the company’s stated compensation policy or if the office holder is the Chief Executive Officer (apart from a number of specific exceptions), then such arrangement is subject to the approval of a majority vote of the shares present and voting at a shareholders meeting, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement; or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights. We refer to this as the Special Approval for Compensation. Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the compensation committee, board of directors and shareholders by ordinary majority, in that order, and under certain circumstances, a Special Approval for Compensation.

Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting or vote on that matter unless the chairman of the relevant committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. If a majority of the members of the audit committee or the board of directors (as applicable) has a personal interest in the approval of a transaction, then all directors may participate in discussions of the audit committee or the board of directors (as applicable) on such transaction and the voting on approval thereof, but shareholder approval is also required for such transaction.

Disclosure of personal interests of controlling shareholders and approval of certain transactions

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated. The approval of the audit committee, the board of directors and the shareholders of the company, in that order is required for (a) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (b) the engagement with a controlling shareholder or his or her relative, directly or indirectly, for the provision of services to the company, (c) the terms of engagement and compensation of a controlling shareholder or his or her relative who is not an office holder or (d) the employment of a controlling shareholder or his or her relative by the company, other than as an office holder. In addition, the shareholder approval requires one of the following, which we refer to as a Special Majority:

•      at least a majority of the shares held by all shareholders who do not have a personal interest in the transaction and who are present and voting at the meeting approves the transaction, excluding abstentions; or

•      the shares voted against the transaction by shareholders who have no personal interest in the transaction and who are present and voting at the meeting do not exceed 2% of the voting rights in the company.

To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless, with respect to certain transactions, the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.

Arrangements regarding the compensation, indemnification or insurance of a controlling shareholder in his or her capacity as an office holder require the approval of the compensation committee, board of directors and shareholders by a Special Majority and the terms thereof may not be inconsistent with the company’s stated compensation policy.

Pursuant to regulations promulgated under the Israeli Companies Law, certain transactions with a controlling shareholder or his or her relative, or with directors, that would otherwise require approval of a company’s shareholders may be exempt from shareholder approval upon certain determinations of the audit committee and board of directors. Under these regulations, a shareholder holding at least 1% of the issued share capital of the company may require, within 14 days of the publication of such determinations, that despite such determinations by the audit committee and the board of directors, such transaction will require shareholder approval under the same majority requirements that would otherwise apply to such transactions.

In addition, following a recent amendment to the Israeli Companies Law, our audit committee is obliged to set the approval process for transactions with a controlling shareholder or in which a controlling shareholder has a personal interest.

As of January 31, 2014, Galam, owned 30.2% of our outstanding shares and was a controlling shareholder, although this status may change in the future.

Shareholder duties

Pursuant to the Israeli Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

•	an amendment to the company’s articles of association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	the approval of related party transactions and acts of office holders that require shareholder approval.

In addition, a shareholder also has a general duty to refrain from discriminating against other shareholders.

In addition, certain shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that he or she has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or other power towards the company. The Israeli Companies Law does not define the substance of the duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

Exculpation, insurance and indemnification of directors and officers

Under the Israeli Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our amended articles of association include such a provision. The company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Israeli Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

•	financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction; and

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Israeli Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder; and

•	a financial liability imposed on the office holder in favor of a third party.

Under the Israeli Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine or forfeit levied against the office holder.

Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders. See “— Approval of related party transactions under Israeli law.”

We have entered into indemnification agreements with our office holders to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by our amended articles of association, the Israeli Companies Law and the Israeli Securities Law, 5728-1968.

We have obtained directors and officers liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Israeli Companies Law.

Code of business conduct and ethics

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of the Code of Business Conduct and Ethics is posted on our website at www.enzymotec.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Form 20-F and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of the SEC’s Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

D.	Employees

The total number of our full-time employees and the distribution of our employees (i) geographically; and (ii) according to main area of activity, as of the end of each of the last three years, are set forth in the following two tables, respectively:

	Number of full-time employees by region as of December 31,
	2011	2012	2013
Region
Israel	88	104	126
United States	12	26	30
China	-	1	2
Total	100	131	158

	Number of full-time employees by area of activity as of December 31,
	2011	2012	2013
Area of Activity
Management and administrative	15	19	26
Research and development	25	27	29
Operations and manufacture	30	37	49
Sales and marketing	21	37	43
Quality	9	11	11
Total	100	131	158

During the periods covered by the above tables, we did not employ a significant number of temporary employees.

Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination, payments to the National Insurance Institute, and other conditions of employment and include equal opportunity and anti-discrimination laws. While none of our employees is party to any collective bargaining agreements, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees in Israel by order of the Israeli Ministry of the Economy (formerly the Ministry of Industry, Trade and Labor). These provisions primarily concern pension fund benefits for all employees, insurance for work-related accidents, recuperation pay and travel expenses. We generally provide our employees with benefits and working conditions beyond the required minimums.

We have never experienced any employment-related work stoppages and believe our relationships with our employees are good.

E.	Share Ownership

For information regarding the share ownership of our directors and executive officers, please refer to “Item 6.B. Compensation—Option plans” and “Item 7.A. Major Shareholders.”

Our directors and executive officers hold, in the aggregate, options exercisable for 1,054,340 ordinary shares, as of January 31, 2014. These options have a weighted average exercise price of $2.58 per share and have expiration dates generally ten years after the grant date of the option.

ITEM 7: Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of January 31, 2014:

•	each person or entity known by us to own beneficially more than 5% of our outstanding ordinary shares;

•	each of our executive officers and directors individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of January 31, 2014 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 21,587,124 ordinary shares outstanding as of January 31, 2014.

The percentages of ordinary shares beneficially owned after the offering assume that the underwriters will not exercise their option to purchase additional ordinary shares with respect to the offering. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

As of January 31, 2014, we are aware of six U.S. persons that are holders of record of our shares. Such holders of record currently hold, in the aggregate, 6,583,060 ordinary shares, constituting 30.5% of the beneficial ownership of our outstanding ordinary shares.

Unless otherwise noted below, each shareholder’s address is c/o Enzymotec Ltd., Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emeq 2310001, Israel.

Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Principal and Selling Shareholders
Galam(1)	6,521,880	30.2%
XT Hi-Tech Investments (1992) Ltd.(2)	3,068,704	14.2%
Millennium Materials Technologies Fund II L.P.(3)	1,667,156	7.7%

Directors and officers
Steve Dubin(4)	*	*
Yoav Doppelt	*	*
Yaacov Bachar	—	—
Nir Belzer(5)	1,976,080	9.1%
Dov Pekelman	*	*
Yossi Peled	*	*
Michal Silverberg	—	—
Joseph Tenne	—	—
Imanuel (Mani) Wasserman	—	—
Ariel Katz(6)	658,172	3.0%
Oren Bryan	*	*
Gai Ben-Dror	*	*
Tzafra Cohen	*	*
Yoav Kahane	*	*
Yoni Twito	*	*
Naama Zamir	*	*
All directors and executive officers as a group(7)	3,555,992	15.7%

 ____________

*	Less than 1% of our outstanding ordinary shares.
(1)	Consists of 5,217,504 shares held by Galam Management and Marketing Agricultural Cooperative Society Ltd. (“Galam M&M”) and 1,304,376 shares held by Galam Ltd. (together with Galam M&M, “Galam”), its wholly-owned subsidiary. The management boards of Galam M&M and Galam Ltd. are comprised of the same people and hold voting and dispositive power over the shares held by Galam M&M and Galam Ltd. As such, the members of the boards may be deemed to be the beneficial owners of those shares. There are 13 members of the management boards, two of which, Imanuel (Mani) Wasserman and Yossi Peled, are also members of our board of directors. A majority of the shares of Galam M&M are held by Ochmanit the Economic Union for Ma’anit Agricultural Cooperative Society Ltd. (“Ochmanit”). Ochmanit is wholly-owned by Kibbutz Ma’anit and its members with 51% of the voting rights held by Kibbutz Ma’anit. A majority of the members of the management boards of Galam M&M and Galam Ltd. are appointed by Ochmanit, in part based on candidates nominated by a vote of the members of Kibbutz Ma’anit. Established in 1935, Kibbutz Ma’anit is a communal society, referred to in Hebrew as a “kibbutz” with approximately 180 members located near Pardes-Hanna between Tel Aviv and Haifa. The Kibbutz is engaged in a number of economic activities, including agriculture and industrial operations, and holds its assets on a communal basis. No members of Kibbutz Ma’anit are employed by us.

(2)	Consists of 3,068,704 shares held by XT Hi-Tech Investments (1992) Ltd. (formerly Ofer Hi-Tech Investments Ltd.).Mr. Doppelt, the Vice Chairman of our board of directors, is the Chief Executive Officer of XT Investments Ltd. XT Hi-Tech Investments (1992) Ltd. is an indirect wholly owned subsidiary of XT Investments Ltd., which is a direct wholly-owned subsidiary of XT Holdings Ltd. (formerly Ofer Holdings Group Ltd.), of which Orona Investments Ltd., or Orona, and Lynav Holdings Ltd., or Lynav, are each the direct owners of one-half of the outstanding ordinary shares. Udi Angel indirectly controls Orona. Lynav is held 95% by CIBC Bank and Trust Company (Cayman) Ltd., or CIBC, as trustee of a discretionary trust established in the Cayman Islands. Udi Angel is member of the board of directors of XT Hi-Tech Investments (1992) Ltd. and has a casting vote with respect to various decisions taken by the board, including voting and disposition over our shares. As such, he may be deemed to have beneficial ownership over our shares held by XT Hi-Tech Investments (1992) Ltd. The address of this shareholder is 9 Andre Saharov Street, P.O. Box 15090, Haifa 31905, Israel.
(3)	Consists of 1,667,156 shares held by Millennium Materials Technologies Fund II L.P., or MMT. The general partner of MMT is Millennium Materials II Fund Management Company Ltd., or MMC2. The voting power of MMC2 is held equally by Nir Belzer, Oren Gafri, Zwi Vromen and Clal Industries Ltd. and, accordingly, each such person or entity may be deemed to beneficially own our shares. The address of this shareholder is 6 Koifman Street, Floor 14, Tel Aviv 68012, Israel.
(4)	Consists of restricted shares subject to a vesting schedule and certain other vesting milestones.
(5)	Consists of 1,667,156 shares held by Millennium Materials Technologies Fund II L.P., or MMT. Also consists of 282,744 shares held of record by M-4 Management L.P., or M-4 and 26,180 shares issuable upon the exercise of options held by Mr. Belzer. The general partner of MMT is Millennium Materials II Fund Management Company Ltd., or MMC2. Mr. Belzer is one of four persons that controls MMC2 and, as such, he may be deemed to share beneficial ownership over our shares held by MMT. Mr. Belzer controls the general partner of M-4 and therefore beneficially owns the shares held by M-4. Mr. Belzer’s address is 6 Koifman Street, Floor 14, Tel Aviv 68012, Israel.
(6)	Consists of 352,172 shares held by a trustee on behalf of Mr. Katz and 306,000 shares issuable upon the exercise of options.
(7)	Consists of 2,399,108 shares, 165,580 restricted shares and 991,304 shares issuable upon the exercise of options. Please see footnotes (4), (5) and (6) above for further information concerning the composition of the shares beneficially owned by our executive officers and directors.

B.	Related Party Transactions

Investors’ rights agreement

Pursuant to our Amended and Restated Investors’ Rights Agreement, dated as of September 22, 2013, to which we refer as the Investors’ Rights Agreement, certain of our shareholders hold registration rights as described below.

Demand registration rights

Subject to the terms of the any lock-up agreements entered into by parties to the Investors’ Rights Agreement, at the request of the holders of a majority of the then outstanding ordinary shares that are registrable pursuant to the Investors’ Rights Agreement, we must register any or all of these shareholders’ ordinary shares as follows:

•	before we become eligible under applicable securities laws to file a registration statement on Form F-3, we are required to effect up to two such registrations, but only if the minimum anticipated aggregate offering price of the shares to be registered exceeds $5.0 million, and

•	after we become eligible under applicable securities laws to file a registration statement on Form F-3, we are required to effect an unlimited number of registrations, but only (1) if the minimum anticipated aggregate offering price of the shares to be registered exceeds $1.0 million, and (2) up to two within a period of twelve months.

Such registration must also include any additional registrable securities requested to be included in such registration by any other holders of registrable ordinary shares who are party to the Investors’ Rights Agreement or entitled thereunder.

Our obligation to effect a registration is subject to certain qualifications and limitations, including (i) our right to postpone a registration during the period that is 60 days (30 days in the case of a Form F-3 Registration) before our good faith estimate of the date of filing of, and ending on the date 180 days (90 days in the case of a Form F-3 Registration) after the effective date of, a registration statement initiated by us; (ii) our right to postpone a registration no more than once in any 12 month period for a period of up to 90 days in the event of our furnishing a certificate signed by the Chairman of our board of directors that states that in the good faith judgment of our board of directors, it would be materially detrimental to us or our shareholders for such registration statement to either become effective or remain effective, because such action would (a) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving us; (b) require premature disclosure of material information that we have a bona fide business purpose for preserving as confidential; or (c) render us unable to comply with requirements under the Securities Act or Exchange Act; and (iii) our right not to effect a Form F-1 Registration if the initiating holders propose to dispose of shares that may be immediately registered pursuant to a previously requested Form S-3 Registration.

Piggyback registration rights

All of our shareholders that are a party to the Investors’ Rights Agreement have the right to request that we include their registrable securities in certain registration statements that we file in connection with the public offering of our shares. If the public offering that we are effecting is underwritten, the right of any shareholder to include shares in the registration related thereto is conditioned upon the shareholder accepting the terms of the underwriting as agreed between us and the underwriters and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of an offering.

Expenses

We have agreed to pay all expenses incurred in carrying out the above registrations, including the reasonable fees of one counsel chosen by the selling shareholders that are a party to the Investors’ Rights Agreement. However, each shareholder participating in such registration or sale is responsible for its pro rata portion of the customary and standard discounts or commissions payable to any underwriter, as well as transfer taxes owed in connection with the sale of its shares and any individual shareholder or group of shareholders that retains separate advisors is entirely responsible for the fees and expenses related thereto.

Agreements and arrangements with, and compensation of, directors and executive officers

Employment agreements

We have entered into written employment agreements with each of our executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. See “Item 3. Key Information — Risk factors — Risks relating to our business and industry — Under applicable employment laws, we may not be able to enforce covenants not to compete” for a further description of the enforceability of non-competition clauses.

Indemnification agreements

Our amended articles of association permit us to exculpate, indemnify and insure each of our directors and office holders to the fullest extent permitted by the Israeli Companies Law. We have entered into indemnification agreements with each of our directors and executive officers, undertaking to indemnify them to the fullest extent permitted by Israeli law, including with respect to liabilities resulting from a public offering of our shares, to the extent that these liabilities are not covered by insurance. We have also obtained Directors and Officers insurance for each of our executive officers and directors. For further information, see “Item 6. Directors, Senior Management and Employees — Board Practices — Exculpation, insurance and indemnification of directors and officers.”

C.	Interests of experts and counsel

Not applicable.

ITEM 8: Financial Information

A.	Consolidated Financial Statements and Other Financial Information

Consolidated Financial Statements

For our audited consolidated financial statements for the year ended December 31, 2013, please see pages F-2 to F-33 of this report.

Legal Proceedings

Patent litigations and proceedings initiated by Neptune Technologies & Bioressources Inc.

We are party to a number of actions initiated by Neptune Technologies & Bioressources Inc., which we refer to as Neptune, in which Neptune has claimed that our krill oil products infringe certain of its patents, namely U.S. Patent Nos. 8,030,348, 8,278,351 and 8,383,675. We refer to these three patents as the ‘348 patent, the ‘351 patent and the ‘675 patent, respectively. The complaints with respect to each of these patents were filed against us and certain other parties in the U.S. District Court for the District of Delaware, which we refer to as the District Court, in October 2011, October 2012 and February 2013, respectively. In each of the complaints, Neptune seeks both permanent injunctions prohibiting us from making or selling the allegedly infringing products and an unspecified amount of monetary damages against us and the other defendants.

Additionally, in April 2013, we received a notice of an investigation by the U.S. International Trade Commission, or ITC, regarding complaints filed before the ITC by Neptune and its subsidiary, Acasi Pharma Inc. Neptune and its subsidiaries instituted these complaints against us and certain of Neptune’s other principal competitors in the United States alleging a violation of Section 337 of the Tariff Act of 1930 by reason of alleged infringement of the ‘351 patent and the ‘675 patent. A hearing was scheduled for December 17, 2013, but prior to the date of the hearing, we entered into a non-binding term sheet with Neptune for the settlement of the claims. As a result of our entry into the term sheet, the ITC proceeding was stayed through January 15, 2014 pending our agreement with Neptune on definitive terms of the settlement and entry into a binding settlement agreement. The stay was then extended until February 5, 2014. We were not able to finalize the settlement agreement during this time. On February 11, 2014, the parties informed the ITC Administrative Law Judge that they would request mediation and would be filing a motion for a further 60-day stay of the ITC proceedings. We do not know whether this matter will be settled through mediation or otherwise or whether the ITC proceedings will be re-commenced.

Each of the District Court patent litigations has been stayed pending resolution of the ITC proceeding, as described below:

•	‘ 348 Patent. In February 2012, the District Court stayed the ‘348 patent litigation against us pending the issuance of an “Action Closing Prosecution,” which is a preliminary decision issued by the United States Patent and Trademark Office, or USPTO, during certain types of re-examinations after considering the issues concerning patentability a second or subsequent time, in an inter partes re-examination proceeding by the USPTO of the ‘348 patent. This inter partes re-examination was initiated by krill oil producer Aker BioMarine ASA (“Aker”). In May 2013, the USPTO issued an “Action Closing Prosecution” that rejected all of the claims in the 348 patent. However, this action is not final, and Neptune filed written comments in response, which were responded to by Aker. The USPTO has not yet acted in response to Neptune and Aker’s submissions. Moreover, even if a final decision is made adversely to Neptune, Neptune may have the opportunity to file an appeal. Because of the issuance of the Action Closing Prosecution, the District Court’s stay has expired. However, on July 31, 2013, the District Court stayed the ‘348 patent litigation pending a decision in the ITC proceeding described above.

•	‘ 351 Patent. In May 2013, the District Court stayed Neptune’s litigation against us involving the ‘351 patent pending the results of the ITC proceeding described above. In December 2012, the USPTO granted a request by Aker for ex parte reexamination of the ‘351 patent. In January 2014, the USPTO issued a Non-Final Office Action rejecting all the claims of the ‘351 patent. In addition, in October 2013, Aker BioMarine ASA filed a petition with the Patent Trial Appeal Board (“PTAB”) of the USPTO for inter partes review of the ‘351 Patent. That petition has not yet been decided.

•	‘ 675 Patent . Neptune has agreed to stay the ‘675 patent litigation pending a decision in the ITC proceeding described above. In November 2013, Aker filed a petition with the PTAB for inter partes review of the ‘675 Patent. However, that inter partes review petition was terminated based on a joint motion by Aker and Neptune pursuant to a settlement agreement between the parties.

We believe that there are several different possible outcomes of the litigations and proceedings in respect of the above three Neptune patents. The USPTO could confirm Neptune’s patent claims in respect of the ‘348 patent and/or the ‘351 patent or cancel them completely, or reject some and confirm others of these claims, or Neptune could amend its claims in some way to put them in a position for allowance. In addition, if the settlement is not finalized, the ITC could issue a decision preventing us from importing our krill oil products into the United States; find that the ‘351 patent and/or the ‘675 patent are invalid; or decide that either the ‘351 patent or the ‘675 patent or both are not infringed by our krill oil products imported into the United States. It is not certain whether any of the litigations involving the ‘351 patent and ‘675 patent will continue at all or to the same extent, or how strong Neptune’s claims will be after the conclusion of the USPTO re-examination(s) of the ‘348 patent and/or the ‘351 patent, inter partes review of the ‘351 patent, or the ITC proceeding. Moreover, it is unclear whether the patent claims asserted against us in these litigations will differ from the ones that are currently in the applicable patents.

We believe that we have meritorious defenses to the patent claims as currently asserted against us in the patent litigations, and, absent settlement, we intend to vigorously contest the complaints made by Neptune. If any claim of these patents is found to be infringed, valid and enforceable by the District Court, the District Court could award damages against us, including monetary damages in the form of lost profits or a reasonable royalty, as determined by the District Court (with the possibility of interest and fees). Treble damages may also be awarded if the applicable requirements are found. Calculating the measure of lost profits or a reasonable royalty is complex and would depend in part on aspects of Neptune’s business that are not known to us. In addition, we have agreed to indemnify and be financially responsible for any damages awarded against certain of our customers resulting from the purchase, importation, sale, use or offer to sell of our products in the event such products are found to infringe certain of Neptune’s patent rights. An injunction by the District Court or an exclusion order by the ITC could also be issued against us, either of which could prevent us from selling the allegedly infringing products in the United States, a significant market for our krill oil products. The District Court, or the ITC could also order other actions that could impose additional costs and expenses upon us. Moreover, we could suffer significant reputational harm from any adverse ruling in these actions, which could significantly affect our market value, and such harms and negative effects could also occur from the mere expectation that an adverse ruling could be issued. We believe an estimate of the likelihood that we might incur financial loss as a result of the litigation with Neptune, as required by ASC 450-20-50-4, cannot be made at this time, and accordingly, we have not included any provision in our financial statement for these claims.

Claim for finder’s fee

In March 2013, a claim was filed against us in the Haifa District Court, Israel, seeking a finder’s fee in connection with funds invested in our company by one of our investors.

The claim is based upon an agreement entered into in March 2000, between us and the plaintiff, pursuant to which we agreed to pay him a finder’s fee should he introduce us to an investor who would invest an amount in excess of $500,000 in our company. In previous litigation between us and the plaintiff concerning this agreement, the plaintiff claimed to have been entitled to a finder’s fee in respect of an investment made by an investor in us, although the investment materialized more than a year later. This previous claim was adjudicated in the plaintiff’s favor and we paid him a fee of $75,000.

In the present claim, the plaintiff alleges that he is entitled to an additional finder’s fee in the amount of NIS 6.2 million (approximately $1.8 million) in connection with the multiple investments made by the same investor over the past 11 years. We believe, based on the language of the agreement, as well as various other documents, that the demonstrable intention of the parties was that he would receive a fee only for the initial investment, and not in respect of any later investments, and we intend to defend this claim vigorously.

In April 2013, we filed a motion to be permitted to defend. This motion was granted in September 2013. The parties are currently engaged in document discovery.

Dividend policy

We have never declared or paid cash or non-cash dividends to our shareholders and we do not intend to pay cash or non-cash dividends in the foreseeable future. We intend to reinvest any earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, our strategic goals and plans to expand our business, applicable law and other factors that our board of directors may deem relevant.

See “Item 3. Key Information — Risk factors — Risks related to an investment in our ordinary shares — We have never paid cash or non-cash dividends on our share capital, and we do not anticipate paying any cash or non-cash dividends in the foreseeable future” for an explanation concerning the payment of dividends under Israeli law.

B.	Significant Changes

Since the date of our audited financial statements included elsewhere in this annual report, there have not been any significant changes in our financial position.

ITEM 9: The Offer and Listing

A.	Offer and Listing Details

Our ordinary shares began trading publicly on the NASDAQ Global Select Market on September 27, 2013 under the symbol “ENZY.” The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by the NASDAQ Global Select Market.

Period	High	Low
Year ending December 31, 2014
First quarter (through February 12, 2014)	$30.40	$23.30
Year ended December 31, 2013
Fourth quarter	$35.12	$16.31
Third quarter (beginning on September 27, 2013)	$19.38	$14.25

The closing sale price of our ordinary shares, as reported by the NASDAQ Global Select Market, on February 12, 2014, was $25.60 per ordinary share.

B.	Plan of Distribution

Not applicable.

C.	Markets

See “— Offer and Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10: Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum of Association and Articles of Association

General

Our authorized share capital consists of 100,000,000 ordinary shares, par value NIS 0.01 per share.

All of our outstanding ordinary shares will be validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

Registration number and purposes of the company

Our registration number with the Israeli Registrar of Companies is 51-260924-9. Our purpose as set forth in our amended articles of association is to engage in any lawful activity.

Voting rights and conversion

All ordinary shares will have identical voting and other rights in all respects.

Transfer of shares

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our amended articles of association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our amended articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of directors

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors described under “Item 6. Directors, Senior Management and Employees — Board Practices — External directors.”

Under our amended articles of association, our board of directors must consist of not less than five but no more than nine directors, not including two external directors as required by the Israeli Companies Law. Pursuant to our amended articles of association, other than the external directors, for whom special election requirements apply under the Israeli Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares, participating and voting at the relevant meeting. In addition, our directors, other than the external directors, are divided into three classes that are each elected at a general meeting of our shareholders every three years, in a staggered fashion (such that one class is elected each year), and serve on our board of directors until they are removed by a vote of 65% of the voting power of our shareholders at a general or special meeting of our shareholders or upon the occurrence of certain events, in accordance with the Israeli Companies Law and our amended articles of association. In addition, our amended articles of association allow our board of directors to appoint directors to fill vacancies on the board of directors to serve for a term of office equal to the remaining period of the term of office of the directors(s) whose office(s) have been vacated. External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Israeli Companies Law. See “Item 6. Directors, Senior Management and Employees — Board Practices — External directors.

Dividend and liquidation rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Israeli Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our amended articles of association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Israeli Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of the distribution, or we may distribute dividends that do not meet such criteria only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Exchange controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

Shareholder meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our amended articles of association as extraordinary general meetings. Our board of directors may call extraordinary general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Israeli Companies Law provides that our board of directors is required to convene an extraordinary general meeting upon the written request of (i) any two of our directors or one-quarter of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% of our outstanding voting power or (b) 5% or more of our outstanding voting power.

Subject to the provisions of the Israeli Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Israeli Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

•	amendments to our articles of association;

•	appointment or termination of our auditors;

•	appointment of external directors;

•	approval of certain related party transactions;

•	increases or reductions of our authorized share capital;

•	a merger; and

•	the exercise of our board of director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Israeli Companies Law and our amended articles of association require that a notice of any annual general meeting or extraordinary general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Under the Israeli Companies Law and under our amended articles of association, shareholders are not permitted to take action via written consent in lieu of a meeting.

Voting rights

Quorum requirements

Pursuant to our amended articles of association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. As a foreign private issuer, the quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least 25% of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time or date if so specified in the notice of the meeting. At the reconvened meeting, any two or more shareholders present in person or by proxy shall constitute a lawful quorum.

Vote requirements

Our amended articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Israeli Companies Law or by our amended articles of association. Under the Israeli Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder; and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary) requires, the approval described above under “Item 6. Directors, Senior Management and Employees — Board Practices — Approval of related party transactions under Israeli law — Fiduciary duties of directors and executive officers — Disclosure of personal interests of controlling shareholders and approval of certain transactions.” Under our amended articles of association, the alteration of the rights, privileges, preferences or obligations of any class of our shares requires a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting. Our amended articles of association also require that the removal of any director from office (other than our external directors) or the amendment of the provisions of our amended articles relating to our staggered board requires the vote of 65% of the voting power of our shareholders. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Israeli Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by voting deed and voting on the resolution.

Access to Corporate Records

Under the Israeli Companies Law, shareholders are provided access to: minutes of our general meetings; our shareholders register and principal shareholders register, articles of association and financial statements; and any document that we are required by law to file publicly with the Israeli Companies Registrar or the Israel Securities Authority. In addition, shareholders may request to be provided with any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Israeli Companies Law. We may deny this request if we believe it has not been made in good faith or if such denial is necessary to protect our interest or protect a trade secret or patent.

Modification of class rights

Under the Israeli Companies Law and our amended articles of association, the rights attached to any class of share, such as voting, liquidation and dividend rights, may be amended by adoption of a resolution by the holders of a majority of the shares of that class present at a separate class meeting, or otherwise in accordance with the rights attached to such class of shares, as set forth in our amended articles of association.

Registration rights

For a discussion of registration rights we have granted to certain of our shareholders, please see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Investors’ rights agreement.”

Acquisitions under Israeli law

Full tender offer

A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the relevant class for the purchase of all of the issued and outstanding shares of that class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition an Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If (a) the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class or the shareholders who accept the offer constitute less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer, or (b) the shareholders who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class), the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special tender offer

The Israeli Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, subject to certain exceptions.

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror; and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, controlling shareholders, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Israeli Companies Law are met, by a majority vote of each party’s shares, and, in the case of the target company, a majority vote of each class of its shares, voted on the proposed merger at a shareholders meeting.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same Special Majority approval that governs all extraordinary transactions with controlling shareholders (as described under “Item 6. Directors, Senior Management and Employees — Board Practices — Approval of related party transactions under Israeli law — Fiduciary duties of directors and executive officers — Disclosure of personal interests of controlling shareholders and approval of certain transactions”).

If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders of the company.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Anti-takeover measures under Israeli law

The Israeli Companies Law allow us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. Currently, no preferred shares are authorized under our amended articles of association. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our amended articles of association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Israeli Companies Law as described above in “— Voting rights.”

Borrowing powers

Pursuant to the Israeli Companies Law and our amended articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our amended articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Changes in capital

Our amended articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Israeli Companies Law and must be approved by a resolution duly passed by our shareholders at a general meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.

C.	Material Contracts

For a description of the registration rights present in our Amended and Restated Shareholders Agreement, please refer to “Item 7. Related Party Transaction—Investors’ rights agreement.”

We entered into an underwriting agreement between us and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies LLC, as representatives of the underwriters, on September 26, 2013, with respect to the ordinary shares sold in our initial public offering in the United States. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

D.	Exchange Controls

In 1998, Israeli currency control regulations were liberalized significantly, so that Israeli residents generally may freely deal in foreign currency and foreign assets, and non-residents may freely deal in Israeli currency and Israeli assets. There are currently no Israeli currency control restrictions on remittances of dividends on the ordinary shares or the proceeds from the sale of the shares provided that all taxes were paid or withheld; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

Non-residents of Israel may freely hold and trade our securities. Neither our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents, except that such restrictions may exist with respect to citizens of countries which are in a state of war with Israel. Israeli residents are allowed to purchase our ordinary shares.

E.	Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli tax considerations and government programs

The following is a brief summary of the material Israeli tax laws applicable to us, and certain Israeli Government programs that benefit us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Because parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax, currently at the rate of 26.5% of a company’s taxable income. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to tax at the prevailing corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” We currently qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

•	amortization over an eight-year period of the cost of purchased know-how and patents and rights to use a patent and know-how which are used for the development or advancement of the Industrial Enterprise;

•	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

•	expenses related to a public offering are deductible in equal amounts over three years.

There can be no assurance that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law).

The Investment Law was significantly amended effective April 1, 2005 (the “2005 Amendment”), and further amended as of January 1, 2011 (the “2011 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. We have examined the possible effect, if any, of these provisions of the 2011 Amendment on our financial statements and have decided, at this time, not to opt to apply the new benefits under the 2011 Amendment.

Tax benefits prior to the 2005 Amendment

An investment program that is implemented in accordance with the provisions of the Investment Law prior to the 2005 Amendment, referred to as an “Approved Enterprise,” is entitled to certain benefits. A company that wished to receive benefits as an Approved Enterprise must have received approval from the Investment Center of the Israeli Ministry of the Economy (formerly the Ministry of Industry, Trade and Labor), or the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

In general, an Approved Enterprise is entitled to receive a grant from the Government of Israel or an alternative package of tax benefits, known as the alternative benefits track. The tax benefits from any certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise does not enjoy tax benefits.

In addition, a company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company (“FIC”), which is a company with a level of foreign investment, as defined in the Investment Law, of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether a company qualifies as an FIC is made on an annual basis.

If a company elects the alternative benefits track and distributes a dividend out of income derived by its Approved Enterprise during the tax exemption period it will be subject to corporate tax in respect of the amount of the distributed dividend (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have been applicable without the benefits under the alternative benefits track. In addition, dividends paid out of income attributed to an Approved Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an Approved Enterprise program during the first five years in which the equipment is used.

The benefits available to an Approved Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest.

We currently have Approved Enterprise programs under the Investment Law, which, we believe, entitle us to certain tax benefits. The tax benefit period for these programs has not yet commenced. We have elected the alternative benefits program which provides for the waiver of grants in return for tax exemptions. Accordingly, taxable income from our Approved Enterprise programs (once generated) will be tax exempt for a period of ten years commencing with the year we will first earn such taxable income.

Tax benefits subsequent to the 2005 Amendment

The 2005 Amendment applies to new investment programs commencing after 2004, but does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income be derived from exports.

The 2005 Amendment provides that a certificate of approval from the Investment Center will only be necessary for receiving cash grants. As a result, it was no longer necessary for a company to obtain an Approved Enterprise certificate of approval in order to receive the tax benefits previously available under the alternative benefits track. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all of the conditions, including exceeding a minimum investment amount specified in the Investment Law. Such investment allows a company to receive “Benefited Enterprise” status, and may be made over a period of no more than three years from the end of the year in which the company chose to have the tax benefits apply to its Benefited Enterprise.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise depends on, among other things, the geographic location in Israel of the Benefited Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income generated by the Benefited Enterprise for a period of between two to ten years, depending on the geographic location of the Benefited Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year. The benefits period is limited to 12 or 14 years from the year the company first chose to have the tax benefits apply, depending on the location of the company. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount of the dividend (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable. Dividends paid out of income attributed to a Benefited Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty.

The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest, or other monetary penalties.

We currently have Benefited Enterprise programs under the Investments Law, which, we believe, entitle us to certain tax benefits. The tax benefit period for these programs has not yet commenced but is expected to end in 2022. During the benefits period, the majority of the taxable income from our Benefited Enterprise programs (once generated) will be tax exempt for a period of ten years commencing with the year we will first earn taxable income relating to such enterprises, subject to the 12 or 14 year limitation described above.

Tax benefits under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not wholly-owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate will be reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013 and 2014 and to 12% and 6% in 2015 and thereafter, respectively. However, in August 2013, the Israeli Knesset approved an amendment to the Investment Law, pursuant to which such scheduled gradual reduction was repealed beginning in 2014 and the rates would revert to 16% and 9% (as applicable) in 2014 and thereafter. Our facilities are located in a specified development zone.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply).

The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise which chose to receive grants before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain other conditions; (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise which had participated in an alternative benefits track before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our tax liabilities.

We have examined the possible effect, if any, of the provisions of the 2011 Amendment on our financial statements and have decided, at this time, not to apply the new benefits under the 2011 Amendment.

Taxation of our shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders . A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of 25% or more in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the disposition of shares by a shareholder who (i) is a U.S. resident (for purposes of the treaty); (ii) holds the shares as a capital asset; and (iii) is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply if: (i) the capital gain arising from the disposition can be attributed to a permanent establishment in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (iii) such U.S. resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In such case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the taxpayer would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Taxation of Non-Israeli Shareholders on Receipt of Dividends.  Non-Israeli residents are generally subject to Israeli withholding tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless relief is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt of a valid certificate from the Israeli Tax Authority allowing for a reduced tax rate). With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable withholding tax rate is 30%, unless such “substantial shareholder” holds such shares through a nominee company, in which case the rate is 25%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. A distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Benefited Enterprise and 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. We cannot assure you that in the event we declare a dividend we will designate the income out of which the dividend is paid in a manner that will reduce shareholders’ tax liability.

If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for Untied States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding NIS 811,560 for 2014, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain, subject to the provisions of an applicable tax treaty.

Estate and gift tax

Israeli law presently does not impose estate or gift taxes.

U.S. federal income tax consequences

The following is a description of the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax consequences to holders that are initial purchasers of our ordinary shares and that will hold such ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities, commodities or currencies;

•	tax exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;

•	certain former citizens or long-term residents of the United States;

•	persons that received our shares as compensation for the performance of services;

•	persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;

•	S corporations;

•	holders that acquire ordinary shares as a result of holding or owning our preferred shares;

•	U.S. Holders (as defined below) whose “functional currency” is not the U.S. Dollar; or

•	holders that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares.

Moreover, this description does not address the U.S. federal estate, gift, or alternative minimum tax consequences, or any U.S. state, local or non-U.S. tax consequences of the acquisition, ownership and disposition of our ordinary shares.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service, or IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. Holders should consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares in their particular circumstances.

For purposes of this description, the term “U.S. Holder” means a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is (i) a citizen or resident of the United States; (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has elected to be treated as a domestic trust for U.S. federal income tax purposes.

A “Non-U.S. Holder” is a beneficial owner of our ordinary shares that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the U.S. federal income tax consequences relating to an investment in our ordinary shares will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the U.S. federal income tax consequences of acquiring, owning and disposing of our ordinary shares in its particular circumstances.

Unless otherwise indicated, this discussion assumes that the Company is not, and will not become, a “passive foreign investment company, or a PFIC, for U.S. federal income tax purposes. See “— Passive foreign investment company consequences” below.

Persons considering an investment in our ordinary shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the acquisition, ownership and disposition of our ordinary shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Distributions

If you are a U.S. Holder, the gross amount of any distribution made to you with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders, generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income. Non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in our ordinary shares and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held our ordinary shares for more than one year as of the time such distribution is received.

If you are a U.S. Holder, dividends paid to you with respect to our ordinary shares will be foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

The amount of a distribution paid to a U.S. Holder in a foreign currency will be the dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the U.S. Holder receives the distribution, regardless of whether the foreign currency is converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. Holder realizes on a subsequent conversion of foreign currency into U.S. dollars will be U.S. source ordinary income or loss. If dividends received in foreign currency are converted into U.S. dollars on the day they are received, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend.

Subject to the discussion below under “—Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income (or withholding) tax on dividends received by you on your ordinary shares, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business (or, if required by an applicable income tax treaty, the dividends are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

Sale, exchange or other disposition of our ordinary shares

Subject to the discussion below under “— Passive foreign investment company consequences,” if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period determined at the time of such sale, exchange or other disposition for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

For a cash basis taxpayer, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. In that case, no foreign currency exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of such a purchase or sale. An accrual basis taxpayer, however, may elect the same treatment required of cash basis taxpayers with respect to purchases and sales of our ordinary shares that are traded on an established securities market, provided the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. For an accrual basis taxpayer who does not make such election, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the trade date of the purchase or sale. Such an accrual basis taxpayer may recognize exchange gain or loss based on currency fluctuations between the trade date and the settlement date. Any foreign currency gain or loss a U.S. Holder realizes will be U.S. source ordinary income or loss.

The determination of whether our ordinary shares are traded on an established securities market is not entirely clear under current U.S. federal income tax law.

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such ordinary shares unless:

•	such gain is effectively connected with your conduct of a trade or business in the United States (or, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base that you maintain in the United States); or

•	you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive foreign investment company consequences

If we were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its total gross assets (which would generally be measured by fair market value of the assets, and for which purpose the total value of our assets may be determined in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above.

Based on the composition of our income and the composition and estimated fair market values of our assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2013 and based on our future projections, we do not expect to be a PFIC for the taxable year ending December 31, 2014. There can be no assurance that we will not be considered a PFIC for any taxable year. PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. Even though we have determined that we were not a PFIC for the year ended December 31, 2013, there can be no assurance that the IRS will agree with our conclusion.

If we were a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “—Distributions.”

Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange.” Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. The NASDAQ Global Select Market is a qualified exchange for this purpose and, consequently, if the ordinary shares are regularly traded, the mark-to-market election will be available to a U.S. Holder.

We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections if we are classified as a PFIC. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we are determined to be a PFIC, the general tax treatment for U.S. Holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.

If a U.S. Holder owns ordinary shares during any year in which we are a PFIC and the U.S. Holder recognizes gain on a disposition of our ordinary shares or receives distributions with respect to our ordinary shares, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. Holder’s federal income tax return for that year. Additionally, recently enacted legislation creates an additional annual filing requirement for U.S. persons who are shareholders of a PFIC. However, pursuant to recently issued guidance, this additional filing obligation is suspended until the IRS releases the relevant final form. If our company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their own tax advisors with respect to the acquisition, ownership and disposition of our ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to our ordinary shares and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of our ordinary shares.

Medicare tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our ordinary shares.

Certain reporting requirements with respect to payments to foreign corporations

U.S. Holders paying more than U.S. $100,000 for our ordinary shares generally will be required to file IRS Form 926 reporting the payment for our ordinary shares to any foreign corporation. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

Backup withholding tax and information reporting requirements

U.S. backup withholding tax and information reporting requirements may apply to certain payments to certain holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a U.S. payor or U.S. middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a U.S. person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a U.S. payor or U.S. middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

Foreign asset reporting

Certain U.S. Holders who are individuals are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are currently subject to the information and periodic reporting requirements of the Exchange Act, and file periodic reports and other information with the SEC through its electronic data gathering, analysis and retrieval (EDGAR) system. Our securities filings, including this annual report and the exhibits thereto, are available for inspection and copying at the public reference facilities of the SEC located at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at http://www.sec.gov from which certain filings may be accessed.

As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

I.	Subsidiary Information

Not applicable.

ITEM 11: Quantitative and Qualitative Disclosures About Market Risk

Quantitative and qualitative disclosure about market risk

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows.

Foreign currency exchange risk.

The U.S. dollar is our functional and reporting currency, with net revenues denominated in U.S. dollars accounting for 75% of our net revenues in 2012 and 2013. While we incur expenses primarily in U.S. dollars, a significant portion of expenses are denominated in shekels, accounting for 38% and 34% of our expenses in 2012 and 2013, respectively. We also have expenses, although to a much lesser extent, in other non- dollar currencies, in particular the euro. This exposes us to risk associated with exchange rate fluctuations vis-à-vis the U.S. dollar. Furthermore, we anticipate that a material portion of our expenses, principally of salaries and related personnel expenses, will continue to be denominated in shekels.

To the extent the U.S. dollar weakens against the shekel, we will experience a negative impact on our profit margins. A devaluation of the shekel in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses that are payable in shekels, unless those expenses or payables are linked to the U.S. dollar. Conversely, any increase in the value of the shekel in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our unlinked shekel expenses, which would have a negative impact on our profit margins. In 2013, the value of the shekel appreciated in relation to the U.S. dollar by approximately 7.0%, the effect of which was compounded by inflation of Israel, at a rate of approximately 1.8%. In 2012, the value of the shekel appreciated in relation to the U.S. dollar by approximately 2.3%, the effect of which was compounded by inflation in Israel, at the rate of approximately 1.6%.

In Europe, our net revenues are received primarily in euros, accounting for approximately 25% and 22% of our total net revenues in 2012 and 2013, respectively, and such net revenues exceed our expenses incurred in euros. Accordingly, if the euro appreciates relative to the U.S. dollar, the U.S. dollar value of our sales is positively impacted, as was the case in 2012 and 2013, when the euro appreciated by 2.0% and 4.5%, respectively, in relation to the U.S. dollar. However, if the value of the euro declines relative to the U.S. dollar, the U.S. dollar value of our sales is adversely impacted, as was the case in 2011, during which year the euro declined in value by 3.2% in relation to the U.S. dollar.

Because exchange rates between the U.S. dollar and the shekel (as well as between the U.S. dollar and other currencies) fluctuate continuously, such fluctuations have an impact on our results of operations and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements of operations. We engage in currency hedging activities in order to reduce some of this currency exposure. These measures, however, may not adequately protect us from material adverse effects due to the impact of foreign currency fluctuations.

The following table presents information about the changes in the exchange rates of the shekel against the U.S. dollar and changes in the exchange rates of the euro against the U.S. dollar:

	Change in Average Exchange Rate
Period	Shekel against the U.S. dollar (%)	Euro against the U.S. dollar (%)
2012	7.8	(7.6)
2013	(6.4)	3.5

The net effect of risks stemming from currency exchange rate fluctuations on our operating results can be quantified as follows:

•	An increase of 10% in the value of the shekel relative to the U.S. dollar in the year ended December 31, 2013 would have resulted in a net decrease in the U.S. dollar reporting value of our operating income of $1.8 million, due to the adverse impact on our operating margins that we would experience as a result of such an increase, while a 10% decrease in value of the shekel relative to the U.S. dollar in the year ended December 31, 2013 would have caused a net increase in the U.S. dollar reporting value of our operating income of $1.8 million for 2013, due to the favorable effect on our operating margins that would result from such devaluation of the shekel.

•	An increase of 10% in the value of the euro relative to the U.S. dollar in 2013 would have resulted in a net increase in the U.S. dollar reporting value of our operating income of $1.3 million, due to the favorable effect on our operating margins that we would experience as a result of such an increase, while a decrease of 10% in the value of the euro relative to the U.S. dollar in 2013 would have resulted in a net decrease in the U.S. dollar reporting value of our operating income of $1.3 million for 2013, due to the adverse impact on our operating margins that would result from such devaluation of the euro.

We will continue to monitor exposure to currency fluctuations. Instruments that may be used to hedge future risks may include foreign currency forward and swap contracts. These instruments may be used to selectively manage risks, but there can be no assurance that we will be fully protected against material foreign currency fluctuations. See Note 14a to our consolidated financial statements contained elsewhere in this Form 20-F for additional information regarding foreign exchange risk management.

Inflation-related risks

We do not believe that the rate of inflation in Israel has had a material impact on our business to date, however, our costs in Israel will increase if inflation in Israel exceeds the devaluation of the shekel against the U.S. dollar or if the timing of such devaluation lags behind inflation in Israel.

ITEM 12: Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Initial Public Offering

The effective date of the registration statement (File no. 333-190781) for our initial public offering of ordinary shares, par value NIS 0.01, was September 26, 2013. The offering commenced on September 16, 2013 and was closed on October 2, 2013. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies LLC were joint bookrunning managers for the offering, and Wells Fargo Securities, LLC, Canaccord Genuity Inc. and Wedbush Securities Inc. were co-managers for the offering. We registered 4,412,000 ordinary shares in the offering and granted the underwriters a 30-day over-allotment option to purchase up to 661,800 additional shares from us. The option to purchase additional shares was exercised in full by the underwriters on September 27, 2013.

As a result, we issued a total of 5,073,800 ordinary shares with aggregate proceeds of $71.0 million (including the option to purchase additional shares) at a price per share of $14.00. Under the terms of the offering, we incurred aggregate underwriting discounts of $5.0 million (including the option to purchase additional shares), resulting in net proceeds of $66.1 million. We also incurred expenses of $3.2 million in connection with the offering.

From the effective date of the registration statement and until December 31, 2013, we used approximately $1.4 million of the net proceeds to fund the expansion of our manufacturing facility, $1.0 million of the net proceeds to pay bonuses to certain of our employees, including some of our executive officers, and approximately $4.4 million of the net proceeds to pay the remaining balance of an existing long-term credit facility, including acceleration fees.

We may use a portion of the balance of the net proceeds to meet our anticipated increased working capital requirements resulting from the expected growth in our business and for other general corporate purposes. We may also use a portion of our net proceeds to fund the construction of the additional manufacturing facility that we intend to build. We have not yet determined whether we will fund the cost of construction using debt or cash on hand (including a portion of the net proceeds of the initial public offering). Whether we use a portion of the net proceeds for that purpose will depend on the terms of other funding sources available to us at the time. We do not currently have specific plans or commitments with respect to the balance of net proceeds from the initial offering, and, accordingly, are unable to quantify the allocation of such proceeds among the various potential uses. Our management has significant flexibility in applying the net proceeds of the initial public offering. Pending the uses described above, we intend to invest the net proceeds in interest-bearing investment-grade securities or deposits.

In connection with our initial public offering, we paid bonuses of $0.5 million in the aggregate to certain of our employees, including some of our executive officers, for their contribution to completing the offering, and we have agreed to pay an additional $0.5 million in the aggregate to certain of our employees is our market capitalization exceeds an agreed upon level for at least 30 trading days within 24 months following the initial public offering.

ITEM 15: Controls and Procedures

(a)        Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2013. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2013, our disclosure controls and procedures were effective at the reasonable assurance level.

(b)        Management’s Annual Report on Internal Control Over Financial Reporting. This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(c)         Changes in Internal Control Over Financial Reporting. During the period covered by this report, no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) have occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16: Reserved

ITEM 16A: Audit Committee Financial Expert

All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the Securities and Exchange Commission and the NASDAQ corporate governance rules. Our board of directors has determined that Joseph Tenne is an audit committee financial expert as defined by the Securities and Exchange Commission rules and has the requisite financial experience as defined by the NASDAQ corporate governance rules.

ITEM 16B: Code of Ethics

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in this Item 16B of Form 20-F promulgated by the SEC. The full text of the Code of Business Conduct and Ethics is posted on our website at www.enzymotec.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Form 20-F and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC.

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Auditors

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year ended December, 31
	2012	2013
	(in thousands of U.S. dollars)
Audit fees	$65	$330
Audit-related fees	21	―
Tax fees	11	40
Other fees	―	―
Total	$97	$370

Audit fees for the years ended December 31, 2012 and 2013 were for professional services rendered for the audit of our annual consolidated financial statements as of December 31, 2012 and 2013, review of consolidated quarterly financial statements, statutory audits of Enzymotec and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC (including our registration statement on Form F-1 related to our initial public offering).

Audit-related fees for the years ended December 31, 2012 and 2013 were for services in respect of consultations concerning financial accounting and reporting standards.

Tax fees for the years ended December 31, 2012 and 2013 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, and assistance with respect to requests for rulings from tax authorities.

Audit Committee’s Pre-Approval Policies and Procedures

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management.

Enzymotec's audit committee is responsible for the oversight of its independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by PwC and other members of PricewaterhouseCoopers International Limited. These services may include audit services, audit-related services, tax services and other services, as further described above. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, PwC and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2012 and 2013 were pre-approved by the audit committee in accordance with these procedures.

ITEM 16D: Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E: Purchase of Equity Securities by the Company and Affiliated Purchasers

Not applicable.

ITEM 16F: Change in Registrant’s Certifying Accountant

None.

ITEM 16G: Corporate Governance

As a foreign private issuer, we are permitted to, and do, follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the NASDAQ Stock Market for domestic U.S. issuers. For instance, we follow home country practice in Israel with regard to the quorum requirement for shareholder meetings. As permitted under the Israeli Companies Law, our articles of association provide that the quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares instead of 33 1/3% of the issued share capital requirement. We may in the future elect to follow home country practices in Israel with regard to other matters, including the formation of compensation, nominating and corporate governance committees, separate executive sessions of independent directors and non-management directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NASDAQ Global Select Market may provide less protection to you than what is accorded to investors under the Listing Rules of the NASDAQ Stock Market applicable to domestic U.S. issuers.

PART III

ITEM 17: Financial Statements

Not applicable.

ITEM 18: Financial Statements

See Financial Statements included at the end of this report.

ITEM 19: Exhibits

See exhibit index incorporated herein by reference.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enzymotec Ltd.

By:	/s/ Ariel Katz
Ariel Katz
President and Chief Executive Officer

Dated: February 13, 2014

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Exhibit no.	Description of exhibit
1.1	Amended and Restated Articles of Association of the Registrant (3)
4.1	Agreement between the Israel Land Administration and Registrant, dated September 17, 2009 relating to Registrant’s facility at the Sagi 2000 Industrial Area, Migdal Ha’Emeq, Israel and Addendum thereto dated August 14, 2013∞ (2)
4.2	Shareholders’ Agreement between AarhusKarlshamn AB (publ) and Enzymotec Ltd. regarding the joint venture company Advanced Lipids AB dated June 14, 2007† (1)
4.3	Amended and Restated Investors’ Rights Agreement, dated September 22, 2013, by and among the Registrant and the other parties thereto (3)
4.4	Enzymotec Ltd. Employee Share Option Plan (1999) (4)
4.5	Enzymotec Ltd. 2003 Israeli Share Option Plan, as amended as of April 17, 2013 (4)
4.6	2012 U.S. Addendum to 2003 Israeli Share Option Plan (4)
4.7	Enzymotec Ltd. 2013 Omnibus Equity Incentive Plan (2)
4.8	Form of indemnification agreement by and between Enzymotec Ltd. and each of its directors and executive officers (4)
4.9	Memorandum of Understanding by and among Antarctic Sea Fisheries S.A. and Enzymotec Ltd. dated April 23, 2013† (4)
4.10	Amendment to Memorandum of Understanding by and among Antarctic Sea Fisheries S.A. and Enzymotec Ltd. dated June 14, 2013 (4)
8.1	List of subsidiaries of the Registrant (2)
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
13.1	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications)
14.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm
101.INS	XBRL Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*

____________

*	To be filed by amendment.
∞	English summary of original Hebrew document.
†	Portions of this exhibit have been omitted and filed separately with the SEC pursuant to a confidential treatment request.
(1)	Previously filed with the Securities and Exchange Commission on August 22, 2013 pursuant to a registration statement on Form F-1 (File No. 333-190781) and incorporated by reference herein.
(2)	Previously filed with the Securities and Exchange Commission on September 16, 2013 pursuant to a pre-effective amendment to a registration statement on Form F-1 (File No. 333-190781) and incorporated by reference herein.
(3)	Previously filed with the Securities and Exchange Commission on September 24, 2013 pursuant to a pre-effective amendment to a registration statement on Form F-1 (File No. 333-190781) and incorporated by reference herein.

(4)	Previously filed with the Securities and Exchange Commission on September 27, 2013 pursuant to a post-effective amendment to a registration statement on Form F-1 (File No. 333-190781) and incorporated by reference herein.

ENZYMOTEC LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

ENZYMOTEC LTD.

We have audited the accompanying consolidated balance sheets of Enzymotec Ltd. (the “Company”) and its subsidiaries as of December 31, 2013 and 2012 and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2013 and 2012 and the consolidated results of operations, comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Tel-Aviv, Israel February 13, 2014	/s/ Kesselman & KesselmanKesselman & Kesselman Certified Public Accountants (Isr.) A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel,
P.O Box 50005 Tel-Aviv 6150001 Telephone: +972-3-7954555, Fax:+972-3-7954556, www.pwc.com/il

ENZYMOTEC LTD.

CONSOLIDATED BALANCE SHEETS

	December 31
	2013	2012
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$74,430	$2,729
Accounts receivable:
Trade	18,788	11,204
Other	2,738	3,357
Inventories	11,943	9,359
TOTAL CURRENT ASSETS	107,899	26,649
NON-CURRENT ASSETS:
Investment in equity investee	809	307
Long-term deposits and other	111	170
Funds in respect of retirement benefits obligation	1,190	880
	2,110	1,357
PROPERTY, PLANT AND EQUIPMENT:
Cost	33,385	28,468
Less – accumulated depreciation and amortization	7,021	5,504
Property, plant and equipment, net	26,364	22,964
TOTAL ASSETS	$136,373	$50,970

ENZYMOTEC LTD.

CONSOLIDATED BALANCE SHEETS

	December 31
	2013	2012
	U.S. dollars in thousands
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Short-term loans and current maturity of long-term loans	$4,200	$1,700
Accounts payable and accruals:
Trade	6,418	6,764
Other	6,378	3,082
TOTAL CURRENT LIABILITIES	16,996	11,546
NON-CURRENT LIABILITIES:
Retirement benefits obligation	1,474	1,043
Long-term loans, net of current maturity		4,200
TOTAL LONG-TERM LIABILITIES	1,474	5,243
COMMITMENTS AND CONTINGENCIES (Note 9)
TOTAL LIABILITIES	18,470	16,789
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value at December 31, 2013 and 2012: authorized – 100,000,000 shares and 3,399,618 shares, respectively; issued and outstanding 21,564,820 shares and 2,996,624 shares, respectively.	55	8
A Preferred shares of NIS 0.01 par value at December 31, 2013 and 2012: authorized and issued – no shares and 8,282 shares, respectively.	—	*
B Preferred shares of NIS 0.01 par value at December 31, 2013 and 2012: authorized – no shares and 15,000 shares, respectively; issued no shares and 9,952 shares, respectively.	—	*
B1 Preferred shares of NIS 0.01 par value at December 31, 2013 and 2012: authorized – no shares and 152,100 shares, respectively; issued no shares and 131,088 shares, respectively.	—	*
B2 Preferred shares of NIS 0.01 par value at December 31, 2013 and 2012: authorized – no shares and 50,000 shares, respectively; issued no shares and 21,606 shares, respectively.	—	*
Additional paid-in capital	119,547	47,449
Accumulated other comprehensive loss	(65)	(247)
Accumulated deficit	(1,634)	(13,029)
TOTAL SHAREHOLDERS' EQUITY	117,903	34,181
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$136,373	$50,970

*	Represents an amount of less than $1,000.

The accompanying notes are an integral part of the consolidated financial statements.

ENZYMOTEC LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Year ended December 31
	2013	2012	2011
	U.S. dollars in thousands (except per share data)
NET REVENUES	$64,975	$37,867	$23,019
COST OF REVENUES	(32,110)	(19,815)	(13,468)
GROSS PROFIT	32,865	18,052	9,551
OPERATING EXPENSES:
Research and development – net	(5,947)	(4,611)	(3,860)
Selling and marketing	(6,725)	(5,191)	(3,580)
General and administrative	(8,434)	(2,935)	(2,458)
TOTAL OPERATING EXPENSES	(21,106)	(12,737)	(9,898)
OPERATING INCOME (LOSS)	11,759	5,315	(347)
FINANCIAL EXPENSES – net	(531)	(539)	(416)
INCOME (LOSS) BEFORE TAXES ON INCOME	11,228	4,776	(763)
TAXES ON INCOME	(324)	(180)	(137)
SHARE IN PROFITS OF EQUITY INVESTEE	491	186	36
NET INCOME (LOSS)	11,395	4,782	(864)
OTHER COMPREHENSIVE INCOME (LOSS):
Currency translation adjustments	11	14	(4)
Changes in unrealized gains or losses in respect of derivative instruments designated for cash flow hedge	171	92	(45)
TOTAL COMPREHENSIVE INCOME (LOSS)	$11,577	$4,888	$(913)
EARNINGS (LOSS) PER SHARE:
Basic	$0.66	$0.33	$(0.29)
Diluted	$0.53	$0.28	$(0.29)
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTATION OF EARNINGS (LOSS) PER SHARE:
Basic	7,544,387	2,996,624	2,965,481
Diluted	9,286,456	3,461,877	2,965,481

The accompanying notes are an integral part of the consolidated financial statements.

ENZYMOTEC LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Ordinary shares	Preferred shares	Ordinary shares		Preferred shares		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total
	Number of shares		U.S. dollars in thousands
BALANCE AT JANUARY 1, 2011	2,945,352	149,322		$8	$	*	$40,277	$(304)	$(16,947)	$23,034
CHANGES IN THE YEAR ENDED DECEMBER 31, 2011:
Comprehensive loss								(49)	(864)	(913)
Issuance of B2 preferred shares and warrants, net of issuance costs		17,479				*	5,017			5,017
Share-based compensation expense							343			343
Exercise of options by employees	51,272			*			48			48
BALANCE AT DECEMBER 31, 2011	2,996,624	166,801		$8	$	*	$45,685	$(353)	$(17,811)	$27,529
CHANGES IN THE YEAR ENDED DECEMBER 31, 2012:
Comprehensive income								$106	$4,782	$4,888
Share-based compensation expense							$267			267
Issuance of B2 preferred shares and warrants, net of issuance costs		4,127			$	*	1,497			1,497
BALANCE AT DECEMBER 31, 2012	2,996,624	170,928		$8	$	*	$47,449	$(247)	$(13,029)	$34,181
CHANGES IN THE YEAR ENDED DECEMBER 31, 2013:
Comprehensive income								$182	$11,395	$11,577
Exercise of options by employees	47,940		$	*			$8			8
Issuance of B2 preferred shares and warrants, net of issuance costs		18,856			$	*	6,850			6,850
Exercise of warrants		5,663					1,340			1,340
Conversion of preferred shares to ordinary shares and bonus share distribution	13,290,396	(195,447)		33		(*)	(33)
Issuance of ordinary shares in an initial public offering, net of issuance costs	5,073,800			14			62,824			62,838
Issuance of restricted shares	156,060			*						*
Share-based compensation expense							1,109			1,109
BALANCE AT DECEMBER 31, 2013	21,564,820	$—		$55		$—	$119,547	$(65)	$(1,634)	$117,903

*	Represents an amount of less than $1,000.

The accompanying notes are an integral part of the consolidated financial statements.

ENZYMOTEC LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2013	2012	2011
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (loss)	$11,395	$4,782	$(864)
Adjustments required to reflect cash flows from operations:
Depreciation and amortization	1,551	1,422	1,233
Change in inventories	(2,584)	(3,100)	(202)
Change in accounts receivable	(6,965)	(3,806)	(3,892)
Change in accounts payable and accruals	3,052	3,590	853
Share in profits of equity investee	(491)	(186)	(36)
Share-based compensation expense	1,109	267	343
Gain on sale of property, plant and equipment	(3)	—	—
Change in other non-current assets	49	9	94
Change in retirement benefits obligation	277	45	96
Net cash provided by (used in) operating activities	7,390	3,023	(2,375)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(4,885)	(1,248)	(1,515)
Long-term deposits	10	16	(12)
Proceeds from the sale of property, plant and equipment	6	—	—
Change in funds in respect of retirement benefits obligation	(156)	(46)	(56)
Net cash used in investing activities	(5,025)	(1,278)	(1,583)
CASH FLOWS FROM FINANCING ACTIVITIES:
Change in short-term loans	(1,000)	(4,600)	2,400
Repayment of long-term bank loan	(700)	(700)	(700)
Proceeds from exercise of options by employees	8	—	48
Proceeds from exercise of warrants	1,340	—	—
Proceeds from initial public offering, net of issuance costs of $8.2 million	62,838	—	—
Proceeds from issuance of equity and warrants	6,850	1,497	5,017
Net cash (used in) provided by financing activities	69,336	(3,803)	6,765
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	71,701	(2,058)	2,807
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	2,729	4,787	1,980
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$74,430	$2,729	$4,787
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$385	$544	$540
Income taxes paid, net of refunds	$161	$135	$128

Supplementary information on financing and investing activities not involving cash flows

At December 31, 2013, 2012 and 2011, trade payables include $632,000, $563,000 and $191,000, respectively, in respect of acquisition of property, plant and equipment. These balances will be given recognition in these statements upon payment.

The accompanying notes are an integral part of the consolidated financial statements.

ENZYMOTEC LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in United States (“U.S. GAAP”). The significant accounting policies were applied on a consistent basis, as follows:

a.	General

Enzymotec Ltd. (the “Company” or “Enzymotec”), an Israeli company formed in 1998, which, together with its subsidiaries, develops, manufactures, markets and sells innovative bio-functional lipid ingredients, as well as final products, based on sophisticated proprietary processes and technologies.

The Company's sales are made to companies that market dietary supplements, to distributors related to those companies, to nutrition companies that provide balanced nutrition to babies and to pharmaceutical companies that market the products as treating diseases by providing the body with optimal amounts of substances which are natural to the body. In the VAYA Pharma segment, the majority of the products are sold directly to customers in the US through wholesalers. Outside the US, sales are made through leading pharmaceutical companies. As to sales by geographic locations and major customers, see Note 5.

In June 2007, the Company entered into a joint collaboration agreement with a Swedish vegetable oil company (the “Partner”) for the manufacture, marketing and sale of products to the infant food industry and established Advance Lipids AB, a Swedish company jointly owned by both parties in equal proportions (“Advanced Lipids”) for this purpose.

b.	Basis of presentation

On September 12, 2013, the Company effected a bonus share distribution under which: (i) 67 bonus shares were issued for each share outstanding prior to such distribution; and (ii) the conversion rate for each preferred share, option and warrant was adjusted to reflect such bonus share distribution. For accounting purposes, this transaction was recorded as a share split and accordingly (unless otherwise noted), all shares, options, warrants and earnings (losses) per share amounts have been adjusted retroactively for all years presented in these consolidated financial statements.

c.	Use of estimates in preparation of financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. As applicable to these financial statements, the most significant estimates and assumptions relate to contingencies.

d.	Functional currency

The U.S. dollar (“dollar”) is the currency of the primary economic environment in which the operations of the Company are conducted. The majority of the Company's sales are denominated in dollars; the majority of the Company’s expenses are incurred in dollars; and the majority of the Company’s financing has been provided in dollars.

Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items in the consolidated statements of operations and comprehensive income (loss) (indicated below), the following exchange rates are used: (i) for transactions — exchange rates at transaction dates or average rates; and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization, etc.) — historical exchange rates. Currency transaction gains and losses are recorded in financial income (expenses), as appropriate.

ENZYMOTEC LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The functional currency of the Company's equity investee, Advanced Lipids, is the Swedish Krona, which is the currency of the primary economic environment in which the operations of Advanced Lipids are conducted. Currency translation adjustments are presented within other comprehensive income (loss).

e.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany balances and transactions have been fully eliminated. Profits from intercompany sales have also been eliminated.

f.	Investment in equity investee

The Company’s investment in Advanced Lipids, which is a less-than-majority-owned entity in which the Company exercises significant influence over operating and financial policies, is accounted for using the equity method of accounting. Under the equity method, original investments are recorded at cost and adjusted by the Company’s share of undistributed profits or losses of such company. The Company’s profits from Advanced Lipids have been reflected as “share in profits of equity investee” in the consolidated statements of operations and comprehensive income (loss).

g.	Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

h.	Inventories

Inventories include raw materials and finished products and are valued at the lower of cost or market. The cost of inventories is determined as follows:

Raw materials and supplies — on the “first-in, first-out” basis;

Products in process and finished products: the raw and packaging materials on the “first-in, first-out” basis; the capitalized production cost — mainly on an average basis over the production period.

i.	Property, plant and equipment

These assets are stated at cost, net of accumulated depreciation and amortization. The assets are depreciated by the straight-line method on the basis of their estimated useful lives.

Annual rates of depreciation are as follows:

%
Computers and software	33
Buildings	2
Vehicles	15
Manufacturing equipment	7 - 10
Laboratory equipment (mainly 15%)	7 - 20
Furniture and office equipment	6 - 15

Leasehold improvements are amortized by the straight-line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

j.	Impairment of long-lived assets

The Company tests long-lived assets for impairment whenever events or circumstances present an indication of impairment. If the sum of expected future cash flows (undiscounted and without interest charges) of the assets is less than the carrying amount of such assets, an impairment loss would be

ENZYMOTEC LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES  – (continued)

recognized. The assets would be written down to their estimated fair values, calculated based on the present value of expected future cash flows (discounted cash flows), or some other fair value measure.

As of December 31, 2013, 2012 and 2011, the Company did not recognize an impairment loss for its long-lived assets.

k.	Revenue recognition

The Company recognizes revenue from sales of its products to customers, including distributors, when persuasive evidence of sales arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured. See also Note 4 for timing of revenue recognition related to the Company's joint collaboration agreement. The Company provides a right of return to its U.S. distributors upon expiry of the medical food products sold in the Vaya Pharma segment. Accordingly, the Company records a reserve for estimated sales returns based on historical experience since the beginning of 2011, as well as specific factors, such as levels of inventory in the distribution channel, product dating and expiration. Returns to date have been inconsequential. Revenues from product sales are also recorded net of cash discounts and distribution fees, which can be reasonably estimated.

l.	Research and development expenses

Research and development expenses are charged to income as incurred. Participation from government departments and from research foundations for development of approved projects is recognized as a reduction of expense as the related costs are incurred. The main components of the research and development expenses are salaries and related expenses, laboratory, clinical research and regulatory related expenses.

m.	Contingencies

Certain conditions may exist as of the date of the financial statements, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. Management assesses such contingent liabilities, if any, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, management evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

Management applies the guidance in Accounting Standards Codification (“ASC”) 450-20-25 when assessing losses resulting from contingencies. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is recorded as accrued expenses in the Company’s consolidated financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material are disclosed. Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantees are disclosed.

n.	Income taxes

Deferred income taxes are determined by the asset and liability method based on the estimated future tax effects of differences between the financial accounting and the tax bases of assets and liabilities under the applicable tax law. Deferred tax balances are computed using the tax rates expected to be in effect at the time when these differences reverse. Valuation allowances in respect of the deferred tax assets are provided when it is more likely than not that all or a portion of the deferred income tax assets will not be realized. See Note 12g for additional information regarding deferred taxes.

ENZYMOTEC LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The Company assesses its valuation allowance considering different indicators, including profitability of the different entities in the different tax jurisdictions, the ability to utilize the deferred tax assets in subsequent years, etc.

Upon the distribution of dividends from the tax-exempt income of an “Approved Enterprise” or “Benefitted Enterprise” (see also Note 12 a (3)), the amount distributed is subject to tax at the rate that would have been applicable had the Company not been exempted from payment thereof. The Company intends to permanently reinvest the amounts of tax exempt income and it does not intend to distribute such dividends. Therefore, no deferred income taxes have been provided in respect of such tax-exempt income.

The Company may incur an additional tax liability in the event of an inter-company dividend distribution from foreign subsidiaries; no additional deferred income taxes have been provided, since it is the Company’s policy not to distribute dividends in the foreseeable future that may result in additional tax liability.

Taxes that would apply in the event of disposal of investments in foreign subsidiaries have not been taken into account in computing deferred income taxes, as it is the Company’s intent and ability to hold these investments.

Tax benefits recognized in the consolidated financial statements are those that management deems at least more likely than not to be sustained, based on technical merits. The amount of benefits recorded for these tax benefits is measured as the largest benefit management deems more likely than not to be sustained.

o.	Share-based compensation

The Company accounts for employees and directors share-based compensation awards classified as equity awards using the grant-date fair value method. The fair value of share-based compensation transactions is recognized as an expense over the requisite service period, net of estimated forfeitures. The Company estimates forfeitures based on historical experience and anticipated future conditions. Performance-based awards are expensed over the requisite service period based on achievement of performance criteria.

The Company elected to recognize compensation cost for an award with only service conditions that has a graded vesting schedule using the straight-line method based on the multiple-option award approach.

When options are granted as consideration for services provided by consultants and other non-employees, the grant is accounted for based on the fair value of the consideration received or the fair value of the options issued, whichever is more reliably measurable. The fair value of the options granted is measured on a final basis at the end of the related service period and is recognized over the related service period using the straight-line method.

p.	Shipping and handling costs

Shipping and handling costs on sales are classified as a component of cost of revenues.

q.	Advertising

Costs related to advertising and promotion of products, are charged to selling and marketing expense as incurred.

r.	Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing net income or loss applicable to ordinary shareholders by the weighted average number of shares of the Company's ordinary shares outstanding for each period.

Diluted earnings (loss) per share are calculated by dividing net income or loss applicable to ordinary shareholders by the fully-diluted weighted-average number of ordinary shares outstanding during each

ENZYMOTEC LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES  – (continued)

period. Potentially dilutive shares are comprised of: (i) incremental ordinary shares issuable upon the exercise of share options, restricted shares or warrants, using the treasury stock method; and (ii) shares issuable upon conversion of preferred shares using the “if-converted” method. Performance-vested share awards are included in the average diluted shares outstanding each period if the performance criteria have been met at the end of the respective periods.

Basic and diluted earnings (loss) per share are presented in conformity with the two-class method for participating securities for the period prior to their conversion upon the Company's initial public offering in October 2013 when all preferred shares were converted into ordinary shares. Under this method the earnings per share for each class of shares (ordinary shares and preferred shares) are calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights. In addition, since preferred shareholders do not participate in losses, for the year ended December 31, 2011 preferred shares are not included in the computation of basic and diluted net loss per share.

s.	Derivatives

The Company carries out transactions involving foreign exchange derivative financial instruments (mainly forward exchange contracts, and written and purchased currency options). The transactions are designed to hedge the Company’s currency exposure.

Derivatives that do not qualify for hedge accounting are recognized on the balance sheet at their fair value, with changes in the fair value recognized as a component of “financial expenses — net” in the consolidated statements of operations and comprehensive income (loss).

For derivatives that qualify for cash-flow hedges, the effective portion of these derivatives’ fair value is initially reported as a component of other comprehensive income or loss.

For derivatives that do not qualify for hedge accounting, the cash flows associated with these derivatives are reflected as cash flows from operating activities in the consolidated statements of cash flows.

For derivatives that qualify for hedge accounting, the cash flows associated with these derivatives are reported in the consolidated statements of cash flows consistently with the classification of cash flows from the underlying hedged items that these derivatives are hedging.

t.	Fair value measurement

The Company measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value of the financial instruments included in the working capital of the Company is usually identical or close to their carrying value. The fair value of bank borrowing also approximates the carrying value since it bears interest at rates close to the prevailing market rates.

The three levels of inputs that may be used to measure fair value are as follows:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2 — Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3 — Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

ENZYMOTEC LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES  – (continued)

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

u.	Concentration of credit risks, trade receivables and suppliers.

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and trade receivables. The Company deposits cash and cash equivalents with highly rated financial institutions, mainly Israeli and U.S. banks. Deposits in U.S. banks are federally insured up to $250,000 per account. The Company has not experienced any credit losses in these accounts and does not believe it is exposed to any significant credit risk on these instruments.

The Company performs ongoing credit evaluations to estimate the need for maintaining reserves for potential credit losses. An allowance for doubtful accounts is recognized on a specific basis with respect to those amounts that the Company has determined to be doubtful of collection. No allowance for doubtful accounts was recorded in the years ended December 31, 2013, 2012 and 2011.

At December 31, 2013, two customers accounted for more than 10% of gross accounts receivable with balances of $4,172,000 and $3,688,000.

At December 31, 2012, one customer accounted for more than 10% of gross accounts receivable with a balance of $2,440,000.

The Company is dependent on third parties to supply krill meal, an essential raw material for the production of krill oil, which accounted for 53.8% and 49.8% of total net revenues in 2013 and 2012, respectively. The Company currently purchases krill meal pursuant to a memorandum of understanding with the owners of a vessel that harvests Antarctic krill. It also purchases krill meal from several other suppliers, subject to availability. There are a limited number of vessels capable of producing krill meal onboard. In 2013, a distribution company from which the Company previously purchased krill meal declared bankruptcy and, although no material disruption to the krill meal supply occurred and the Company was able to make alternative arrangements with the owner of the vessel, if the Company, for any reason, is no longer able to obtain the krill meal from a supplier on terms reasonable to it, or at all, this would have a material adverse effect on its results of operations and financial condition.

v.	Recently issued accounting pronouncements

In February 2013, the FASB issued ASU 2013-04, which provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, except for obligations addressed within existing guidance under U.S. generally accepted accounting principles. The update is effective for annual and interim reporting periods for fiscal years beginning after December 15, 2013, with early adoption permitted. The Company believes that the adoption of this standard will not have a material impact on its consolidated financial statements.

NOTE 2 — INITIAL PUBLIC OFFERING (“IPO”)

On October 2, 2013, the Company closed its IPO in the United States with respect to the sale of 5,073,800 ordinary shares. In connection with the IPO, the Company’s ordinary shares were listed on the NASDAQ Global Select Market. The IPO price was $14 per share. After deducting the underwriting discount and the offering expenses, the net proceeds to the Company from the offering amounted to $62,838,000. The number of shares offered included the underwriters’ option to purchase an additional 661,800 ordinary shares at the IPO price that was exercised in full prior to closing.

ENZYMOTEC LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2 — INITIAL PUBLIC OFFERING (“IPO”)  – (continued)

Upon the closing of the IPO, all warrants issued to the Company’s former preferred shareholders were exercised for preferred shares, which subsequently converted together with all other outstanding preferred shares into ordinary shares. The following table details the number of ordinary shares outstanding following the closing of the IPO as of October 2, 2013:

Number of shares
Ordinary shares outstanding at September 30, 2013	3,167,304
Ordinary shares issued following the conversion of the preferred shares outstanding	12,905,312
Ordinary shares issued following the exercise of preferred share warrants and subsequent conversion	385,084
Ordinary shares issued in the IPO (including the underwriters’ option to purchase additional shares)	5,073,800
Total ordinary shares outstanding at October 2, 2013	21,531,500

In connection with the closing of the IPO and in accordance with their original terms, the vesting period for certain options was accelerated such that options to purchase 262,888 ordinary shares vested and became exercisable upon the closing of the IPO and options to purchase 224,740 ordinary shares will vest and become exercisable no later than one year from the closing of the IPO. Additionally, restricted shares, whose vesting was also subject to the occurrence of a change in control event (i.e. closing of an IPO) will vest according to their vesting schedule, see also Note 10d.

In addition, following the closing of the IPO, the Company's Board of Directors approved a grant of 9,520 fully vested restricted shares to the Company's current vice-chairman of the board, see also Note 10d.

Accordingly, the Company recorded $0.9 million of share-based compensation expense in the fourth quarter of 2013 in respect of vested options and restricted shares.

In addition, the Company recorded $1.0 million of expense in respect of IPO-related bonuses to certain employees. Such bonuses were partly subject to the closing of the IPO ($0.5 million) and partly subject to the Company's market capitalization exceeding an agreed upon level for at least 30 trading days within 24 months following its IPO ($0.5 million). As all conditions were met, the Company recorded the expense in the fourth quarter of 2013.

NOTE 3 — PROPERTY, PLANT AND EQUIPMENT

Composition of property and equipment grouped by major classifications is as follows:

	December 31
	2013	2012
	U.S. dollars in thousands
Manufacturing equipment	$17,993	$14,365
Buildings	10,269	8,985
Laboratory equipment	2,792	2,442
Land*	951	951
Furniture, office equipment and computers	1,082	886
Leasehold improvements	161	161
Vehicles	18	42
Advances on account of acquisition of machinery and equipment	119	636
	33,385	28,468
Less: accumulated depreciation and amortization	7,021	5,504
	$26,364	$22,964

*	Land includes long-term leasehold rights in Israel with useful lives of 98 years.

ENZYMOTEC LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 3 — PROPERTY, PLANT AND EQUIPMENT  – (continued)

Depreciation and amortization expense totaled $1,551,000, $1,422,000 and $1,233,000 for the years ended December 31, 2013, 2012 and 2011, respectively.

As to pledges and guarantees, see Note 11.

NOTE 4 — JOINT COLLABORATION AGREEMENT

As described in Note 1, the Company has entered into a joint collaboration agreement with a Swedish vegetable oil company. The joint collaboration agreement's initial term ends on December 31, 2016. Thereafter the agreement will be automatically extended for consecutive periods of three years, unless terminated by a notice of either party at least 12 months prior to its expiration. Under the joint collaboration agreement and two related supply agreements entered into between the parties, the activities of the joint operations are allocated as follows:

The Company has the responsibility for production of the enzyme, research and development, marketing and business development activities. The Partner has responsibility for the supply chain (purchase and procurement of raw materials, managing stock, delivery and collection). Advanced Lipids operates as a low risk distributor of the joint collaboration. The Company recognizes revenues from its sales to the Partner only upon sale by Advanced Lipids to its customers. As described in Note 1f, the Company accounts for its investment in Advanced Lipids using the equity method of accounting and recognizes its 50% proportionate share of the profit or loss of Advanced Lipids. For the years ended December 31, 2013, 2012 and 2011, sales of the Company through this joint collaboration amounted to $16,666,000, $8,183,000 and $3,533,000, respectively. At December 31, 2013 and 2012, the receivable balance was $5,370,000 and $3,411,000, respectively.

The Company and the Partner have an ongoing dispute with regard to certain disclosures made by the Company in connection with its IPO, which according to the Partner violated certain non-disclosure obligations in its joint collaboration agreement with the Company. The Company maintains that it has complied with the requirements of the agreement and also requested a consultation in connection with breaches of the agreement that it alleges the Partner has made. The parties are currently engaged in a process to resolve such disputes according to the dispute resolution provisions that are included in the agreement. The Company does not know whether the Partner will pursue any claim and, if it does, the form that such claim might take. The outcome of this dispute and any legal proceedings, if commenced, is inherently uncertain. Any such proceedings could be disruptive to the joint venture’s activities and require significant attention from management.

NOTE 5 — SEGMENT INFORMATION

The Chief Executive Officer (“CEO”) is the Company’s chief operating decision-maker (“CODM”). At December 31, 2013, management has determined that there are two operating segments, based on the information reviewed by the CEO for the purposes of allocating resources and assessing performance.

Nutrition.  This segment develops and manufactures lipid compositions and bioactive ingredients as ingredients for infant formula and dietary supplements, which are tailored to the special needs of the nutrition industry. These ingredients include InFat, a proprietary, clinically-proven infant formula fat ingredient that mimics human breast milk fat to facilitate healthy infant development and premium phospholipids-based bioactive ingredients for nutritional supplements. The best-selling product is krill oil, which provides the anti-aging benefits of Omega-3 fatty acids. Other products are targeted at improving brain health and providing benefits in memory, learning abilities and concentration.

VAYA Pharma.  This segment develops, manufactures and sells branded lipid-based medical foods for the dietary management of medical disorders and common diseases. This is a research-based, specialty pharmaceutical segment, which currently offers medical foods products for the cardiovascular and neurological markets.

Through September 30, 2013, the Infant Nutrition and the Bio Active Ingredients operating segments of the Company were aggregated into one reportable segment, Nutrition. These operating segments were aggregated because they shared similar products, manufacturing processes, customers, distribution methods and regulatory environments as well as had similar economic characteristics. Beginning in the fourth quarter of 2013, the operations and management of Infant Nutrition and Bio Active Ingredients segments were consolidated into one operating segment that includes all of the Nutrition products.

The Nutrition Segment includes the results of Advanced Lipids and other activities performed at the Company level. For accounting purposes, the results of Advanced Lipids are recorded using the equity method

ENZYMOTEC LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5 — SEGMENT INFORMATION  – (continued)

of accounting. For management purposes, the results of Advanced Lipids are analyzed based on proportionate consolidation, which represents the Company's share (50%) of the gross results of Advanced Lipids.

The CEO assesses the performance based on a measure of “Adjusted EBITDA” (earnings before financial expenses, tax, depreciation and amortization and excluding share-based compensation expense and other unusual income or expenses). This measure is also used in the calculation of the financial covenants as described in Note 9f.

The measure of assets has not been disclosed for each segment as it is not regularly provided to the CODM.

Segment data for the year ended December 31, 2013 is as follows:

	Nutrition	Vaya Pharma	Total	Elimination**	Consolidated
	U.S. dollars in thousands
Net revenues from external customers	$76,167	$4,444	$80,611	$(15,636)	$64,975
Cost of revenues*	45,804	1,255	47,059	(14,981)	32,078
Gross profit*	30,363	3,189	33,552	(655)	32,897
Operating expenses*	13,009	6,020	19,029		19,029
Depreciation and amortization	1,415	136
Adjusted EBITDA	$18,769	$(2,695)
IPO related bonus					1,000
Share-based compensation expense					1,109
Operating Income					$11,759
Financial expenses – net					531
Income before taxes on income					$11,228

*	Including depreciation and amortization but excluding share-based compensation expense and IPO-related bonus.
**	Representing the change from proportionate consolidation to the equity method of accounting.

Segment data for the year ended December 31, 2012 is as follows:

	Nutrition	Vaya Pharma	Total	Elimination**	Consolidated
	U.S. dollars in thousands
Net revenues from external customers	$44,380	$1,832	$46,212	$(8,345)	$37,867
Cost of revenues*	27,297	588	27,885	(8,087)	19,798
Gross profit*	17,083	1,244	18,327	(258)	18,069
Operating expenses*	7,850	4,637	12,487		12,487
Depreciation and amortization	1,304	118
Adjusted EBITDA	$10,537	$(3,275)
Share-based compensation expense					267
Operating Income					5,315
Financial expenses – net					539
Income before taxes on income					$4,776

*	Including depreciation and amortization but excluding share-based compensation expense.
**	Representing the change from proportionate consolidation to the equity method of accounting.

ENZYMOTEC LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5 — SEGMENT INFORMATION  – (continued)

Segment data for the year ended December 31, 2011 is as follows:

	Nutrition	Vaya Pharma	Total	Elimination**	Consolidated
	U.S. dollars in thousands
Net revenues from external customers	$27,266	$739	$28,005	$(4,986)	$23,019
Cost of revenues*	17,955	447	18,402	(4,942)	13,460
Gross profit*	9,311	292	9,603	(44)	9,559
Operating expenses*	7,735	1,828	9,563		9,563
Depreciation and amortization	1,168	65
Adjusted EBITDA	$2,744	$(1,471)
Share-based compensation expense					343
Operating loss					(347)
Financial expenses- net					416
Loss before taxes on income					$(763)

*	Including depreciation and amortization but excluding share-based compensation expense.
**	Representing the change from proportionate consolidation to the equity method of accounting.
b.	Entity Wide Information:
1)	Net sales by geographic location were as follows:

	Year ended December 31
	2013	2012	2011
	U.S. dollars in thousands
North America	$35,458	$17,487	$14,394
Europe	10,382	6,828	3,557
Australia	10,811	11,763	1,474
Asia	7,735	1,497	3,094
Israel	589	292	500
Total revenue	$64,975	$37,867	$23,019
2)	Substantially all of the Company's long lived assets are located in Israel.
3)	Sales of three products out of the Nutrition Segment, which exceed 10% of total sales, are as follows:

	Year ended December 31
	2013	2012	2011
	U.S. dollars in thousands
Krill oil	$34,926	$18,841	$9,701
InFat	$16,666	$8,183	$3,533
Sharp PS	$5,248	$4,978	$3,589

ENZYMOTEC LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5 — SEGMENT INFORMATION  – (continued)

4)	Net revenue from principal customers — Net revenues from single customers out of the Nutrition Segment that exceed 10% of total net revenue in the relevant year:

	Year ended December 31
	2013	2012	2011
U.S. dollars in thousands
Customer A	$7,692	$9,426	$1,179
Customer B	$1,301	$2,130	$2,801
Customer C	$2,329	$2,586	$2,626
Customer D	$9,833	$595	$—

NOTE 6 — INVENTORIES:

	December 31
	2013	2012
	U.S. dollars in thousands
Raw materials and supplies	$6,550	$4,663
In-process inventories	$3,790	2,360
Finished goods	$1,603	2,336
	$11,943	$9,359

NOTE 7 — BORROWINGS

In September 2009, the Company entered into a financing agreement (the “Financing Agreement”) with a bank (the “Bank”), which amounted to $10.6 million and was comprised of the following:

a.	Long-term loans

The loans are due for repayment as follows:

1)	A loan of $1.4 million which bore annual interest rate of LIBOR+3.6% and was repaid in 24 monthly installments starting January 2010.
2)	A loan of $5.6 million which was due in one installment on October 2011 unless extended, upon meeting certain financial and other covenants determined in the Financing Agreement.

In accordance with the original terms, the loan was extended for an additional 8 years (96 monthly installments starting January 2012 — $700,000 annually). The loan bears a floating rate of one-month LIBOR plus 5.05%.

In February 2010, the Company entered into an interest rate swap agreement with a third party in respect to its $5.6 million principal amount long-term loan. The purpose of the transaction was to change the interest from floating rate to fixed rate. As a result of this agreement, the Company pays, starting March 2011 through February 2015, an effective interest rate of 8.37% on the $5.6 million principal amount, instead of the original floating rate of one-month LIBOR plus 5.05%. The above transaction qualified for cash flows hedge accounting.

In December 2013, the Company notified the Bank that it was exercising its right for early repayment of the entire loan. Accordingly, the loan was classified as a current maturity and the interest rate swap transaction no longer qualified for cash flows hedge accounting. As a result, the Company recorded $282,000 of financial expenses in the fourth quarter of 2013, representing the fair value of the cash flow hedge transaction mentioned above and the early repayment fee. The loan was repaid in full at January 31, 2014.

ENZYMOTEC LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 7 — BORROWINGS  – (continued)

b.	Short-term credit line for financing of working capital

As part of the Financing Agreement, the Company also received a short-term credit line from the Bank of up to $3.6 million. During 2011, the credit line was increased to $5.6 million. In May 2012, the Company signed an amendment to the short-term credit line agreement. The credit line was increased to an amount, which is the lower of $7.6 million or 20% of the consolidated net revenues for the last reported four quarters. The short-term credit line expired on December 31, 2013.

As to pledges, charges, liens and guarantees relating to all financing agreements, see Note 11.

NOTE 8 — EMPLOYEE RIGHTS UPON RETIREMENT

The Company is required to make severance payments with respect to its Israeli employees upon dismissal of an employee or upon termination of employment in certain circumstances.

In accordance with the current employment agreements with most of its Israeli employees, the Company makes regular deposits with certain insurance companies for accounts controlled by each applicable employee in order to secure the employee’s retirement benefit obligation. The Company is fully relieved from any severance pay liability with respect to each such employee after it makes the payments on behalf of the employee. The liability accrued in respect of these employees and the amounts funded, as of the respective agreement dates, are not reflected in the Company’s consolidated balance sheets, as the amounts funded are not under the control and management of the Company and the pension or severance pay risks have been irrevocably transferred to the applicable insurance companies (the “Contribution Plan”).

With regard to the employees without a Contribution Plan, the liability is funded in part by the purchase of insurance policies or by the establishment of pension funds with dedicated deposits in the funds. These policies are the Company's assets. The severance payment liability to the employees (based upon length of service and the latest monthly salary — one month’s salary for each year of employment) is recorded on the Company's balance sheets under “retirement benefits obligation”. The liability is recorded as if it was payable at each balance sheet date on an undiscounted basis. In the years ended December 31, 2013, 2012 and 2011, the Company deposited $156,000, $139,000 and $158,000, respectively, with insurance companies and pension funds in connection with its severance payment obligations.

The amounts of severance payment expenses were $506,000, $284,000 and $317,000 for the years ended December 31, 2013, 2012 and 2011, respectively, of which $230,000, $145,000 and $120,000 in the years ended December 31, 2013, 2012 and 2011, respectively, were in respect of the Contribution Plan and funded accordingly. Gains (losses) on the amounts funded in insurance companies and pension funds, in respect of retirement benefit obligation totaled $154,000, $74,000 and $(58,000) for the years ended December 31, 2013, 2012 and 2011, respectively.

The Company expects to contribute approximately $530,000 in the year ending December 31, 2014 to insurance companies in connection with its severance liabilities for its operations for that year, $365,000 of which will be contributed to a Contribution Plan.

NOTE 9 — COMMITMENTS AND CONTINGENCIES:

a.	Operating leases

As of December 31, 2013, minimum future rentals under operating leases of office space, machinery and equipment and vehicles for periods in excess of one year amounted to $897,000 and were to be paid as follows: 2014 — $419,000; 2015 — $277,000; 2016 — $192,000; 2017 — $9,000. The lease expenses in each of the years ended December 31, 2013, 2012 and 2011 were $452,000, $355,000 and $276,000, respectively.

ENZYMOTEC LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 9 — COMMITMENTS AND CONTINGENCIES:  – (continued)

b.	Marketing and distribution agreements

The Company has entered into marketing and distribution agreements with commercial entities with respect to its products. Under the terms of the agreements, the distributors have received rights to distribute the products in a defined territory and for various periods.

c.	Joint Venture (“JV”) agreement

On December 4, 2013, the Company signed a JV agreement with Polar Omega A/S, a Danish company specializing in the production of marine phospholipids from sustainable fish sources for the commercialization of Omega PCTM, a new premium fish based omega-3 product. Under the agreement, Enzymotec will be responsible for global sales and marketing, research and development, and for the intellectual property regarding Omega PCTM. Polar Omega will be responsible for supply chain, including sourcing of raw materials and manufacturing Omega PCTM.

d.	Royalties:
1)	The Company is committed to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Economy (the “Chief Scientist”); the royalties are computed based on the Company’s net revenues arising from know-how in the research and development in which the Chief Scientist participated by way of grants. Under the terms of the Company’s funding from the Chief Scientist, royalties of 3% – 5% are payable on sales of products developed from a project so funded, up to 100% of the amount of the grant received by the Company (dollar linked with the addition of annual interest at LIBOR rate). At the time the grants were received, successful development of the related projects was not assured. In the case of failure of a project that was partly financed by royalty-bearing Government grants, the Company is not obligated to pay any such royalties to the Israeli Government.

At December 31, 2013, the maximum royalty amount payable (including interest) by the Company is approximately $3 million.

2)	In 2001, the Company and a third party (the U.S. Partner) entered into an agreement for the development, manufacture and supply of a new product. The development of this product was funded by BIRD — Israel-U.S. Binational Industrial Research and Development Foundation (the “BIRD Foundation”). The Company is committed to pay royalties to the BIRD Foundation which are computed based on the Company’s net revenues from sale of products in the development of which the BIRD Foundation participated.

The U.S. Partner has terminated the research project and the BIRD Foundation gave its consent to the termination as above. Therefore, the Company is not expected to derive any revenues from the said research; however, in case such revenues shall arise to the Company, the maximum royalty amount payable by the Company is $ 370,000 as of December 31, 2013.

3)	Royalty expenses for the years ended December 31, 2013, 2012 and 2011 were recorded in cost of revenues and amounted to $101,000, $40,000 and $416,000, respectively.
e.	Litigation:
1)	The Company is party to a number of actions initiated by Neptune Technologies & Bioressources Inc., (“Neptune”), in which Neptune has claimed that the Company's krill oil products infringe certain of its patents, namely U.S. Patent Nos. 8,030,348, 8,278,351 and 8,383,675, (the “348 patent”, the “351 patent” and the “675 patent”, respectively). The complaints with respect to each of these patents were filed against the Company and certain other parties in the United States District Court for the District of Delaware, (the “District Court”), in October 2011, October 2012 and February 2013, respectively. In each of the complaints, Neptune seeks both permanent injunctions

ENZYMOTEC LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 9 — COMMITMENTS AND CONTINGENCIES:  – (continued)

prohibiting the Company from making or selling the allegedly infringing products and an unspecified amount of monetary damages against the Company and the other defendants.

Additionally, in April 2013, the Company received a notice of an investigation by the United States International Trade Commission, (“ITC”), regarding complaints filed before the ITC by Neptune and its subsidiary, Acasi Pharma Inc. Neptune and its subsidiaries instituted these complaints against the Company and certain of Neptune’s other principal competitors in the United States alleging a violation of section 337 of the Tariff Act of 1930 by reason of alleged infringement of the 351 patent and the 675 patent.

A hearing was scheduled for December 17, 2013, but prior to the date of the hearing, the Company entered into a non-binding term sheet with Neptune for the settlement of the claims. As a result of the entry into the term sheet, the ITC proceeding was stayed through January 15, 2014 pending the Company’s agreement with Neptune on definitive terms of the settlement and entry into a binding settlement agreement. The stay was then extended until February 5, 2014. The parties were not able to finalize the settlement agreement during this time. On February 11, 2014, the parties informed the ITC Administrative Law Judge that they would request mediation and would be filing a motion for a further 60-day stay of the ITC proceedings. The Company does not know whether this matter will be settled through mediation or otherwise or whether the ITC proceedings will be re-commenced.

Each of the District Court patent proceedings has been stayed pending resolution of the ITC proceeding as described below:

348 Patent — In February 2012, the District Court stayed the 348 patent litigation against the Company pending the issuance of an Action Closing Prosecution which is a preliminary decision issued by the United States Patent and Trademark Office (“USPTO”) during certain types of re-examinations after considering the issues concerning patentability a second or subsequent time, in an inter partes re-examination proceeding by the USPTO, of the 348 patent. This inter partes re-examination was initiated by krill oil producer Aker BioMarine ASA (“Aker”). In May 2013, the USPTO issued an “Action Closing Prosecution” that rejected all of the claims in the 348 patent. However, this action is not final, and Neptune filed written comments in response, which were responded to by Aker. The USPTO has not yet acted in response to Neptune and Aker’s submissions. Moreover, even if a final decision is made adversely to Neptune, Neptune may have the opportunity to file an appeal. Because of the issuance of the Action Closing Prosecution, the District Court’s stay has expired. However, on July 31, 2013, the District Court stayed the 348 patent litigation pending a decision in the ITC proceeding described above.

351 Patent — In May 2013, the District Court stayed Neptune’s litigation against the Company involving the 351 patent pending the results of the ITC proceeding described above. In December 2012, the USPTO granted a request by Aker for ex parte re-examination of the 351 patent. In January 2014, the USPTO issued a Non-Final Office Action rejecting all the claims of the 351 patent. In addition, in October 2013, Aker filed a petition with the Patent Trial Appeal Board (“PTAB”) of the USPTO for inter partes review of the 351 Patent. That petition has not yet been decided.

675 Patent — Neptune has agreed to stay the 675 patent litigation pending a decision in the ITC proceeding described above. In November 2013, Aker filed a petition with the PTAB for inter partes review of the 675 Patent. However, that inter partes review petition was terminated based on a joint motion by Aker and Neptune pursuant to a settlement agreement between the parties.

Management believes that there are several different possible outcomes of the litigations and proceedings in respect of the above three Neptune patents. The USPTO could confirm Neptune’s patent claims in respect of the 348 patent and/or the 351 patent or cancel them completely, or reject

ENZYMOTEC LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 9 — COMMITMENTS AND CONTINGENCIES:  – (continued)

some and confirm others of these claims, or Neptune could amend its claims in some way to put them in a position for allowance. In addition, if the settlement is not finalized, the ITC could issue a decision preventing the Company from importing krill oil products into the United States; find that the 351 patent and/or the 675 patent are invalid; or decide that either the 351 patent or the 675 patent or both are not infringed by krill oil products imported into the United States. It is not certain whether any of the litigations involving the 351 patent and 675 patent will continue at all or to the same extent, or how strong Neptune’s claims will be after the conclusion of the USPTO re-examination(s) of the 348 patent and/or the 351 patent, inter partes review of the 351 patent or the ITC proceeding. Moreover, it is unclear whether the patent claims asserted against the Company in these litigations will differ from the ones that are currently in the applicable patents.

Management believes that the Company has meritorious defenses to the patent claims as currently asserted against the Company in the patent litigations, and, absent settlement, it intends to vigorously contest the complaints made by Neptune. If any claim of these patents is found to be infringed, valid and enforceable by the District Court, the District Court could award damages against us, including monetary damages in the form of lost profits or a reasonable royalty, as determined by the District Court (with the possibility of interest and fees). Treble damages may also be awarded if the applicable requirements are found. Calculating the measure of lost profits or a reasonable royalty is complex and would depend in part on aspects of Neptune’s business that are not known to the Company. In addition, the Company has agreed to indemnify and be financially responsible for any damages awarded against certain of its customers resulting from the purchase, importation, sale, use or offer to sell of the Company's products in the event such products are found to infringe certain of Neptune’s patent rights. An injunction by the District Court or an exclusion order by the ITC could also be issued against the Company, either of which could prevent the Company from selling the allegedly infringing products in the United States, a significant market for the Company's krill oil products.

The District Court or ITC could also order other actions that could impose additional costs and expenses upon the Company. Moreover, the Company could suffer significant reputational harm from any adverse ruling in these actions, which could significantly affect its market value, and such harms and negative effects could also occur from the mere expectation that an adverse ruling could be issued. Management believes an estimate of the likelihood that the Company might incur financial loss as a result of the litigation with Neptune, as required by ASC 450-20-50-4, cannot be made at this time, and accordingly the Company has not included any provision in its consolidated financial statements for these claims.

2)	In March 2013, a claim was filed against the Company in the Haifa District Court, Israel, seeking a finder’s fee in connection with funds invested in the Company by one of its investors (the “Claim”).

The Claim is based upon an agreement, dated March 2000, between the Company and the plaintiff, pursuant to which the Company agreed to pay him a finder’s fee, should he introduce the Company to an investor who would invest an amount in excess of $500,000 in the Company. In previous litigation between the Company and the plaintiff concerning this agreement, the plaintiff claimed to have been entitled to a finder's fee in respect of investment made by an investor in the Company, although the investment materialized more than a year later. This previous claim was adjudicated in his favor and the Company paid him a fee of $75,000.

In the present Claim, the plaintiff alleges that he is entitled to an additional finder’s fee in the amount of NIS 6.2 million (approximately $1.8 million) in connection with the multiple investments made by the same investor over the past 11 years. Management believes, based on the language of the agreement, as well as various other documents that the demonstrable intention of the parties was that he would receive a fee only for the initial investment, and not in respect of any later

ENZYMOTEC LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 9 — COMMITMENTS AND CONTINGENCIES:  – (continued)

investments, and it intends to defend this Claim vigorously. Accordingly, the Company has not included any provision in its accounts for this Claim.

In April 2013, the Company filed a motion to be permitted to defend. This motion was granted in September 2013. The parties are currently engaged in document discovery.

f.	Financial and other Covenants

As part of the Financing Agreement (see Note 7), the Company committed to meet certain financial and other covenants determined in the Financing Agreement. The major financial covenants are:

1)	Shareholders’ equity must exceed $20 million.
2)	Shareholders’ equity must exceed 45% of total assets.
3)	Adjusted EBITDA, as defined in the Financing Agreement, must exceed $1.5 million.
4)	The ratio between Net Debt (defined as all liabilities to banks and financial institutions minus the company’s cash and cash equivalents) and Adjusted EBITDA (as defined in the Financing Agreement) must be below 5 in 2012 and below 4 in 2013 and thereafter.

Should the Company fail to meet the agreed covenants, the Bank will be able to demand immediate repayment of all outstanding balances and cancel the short-term credit line.

As of December 31, 2013, the Company was in compliance with all covenants. Following the early repayment of the long-term loan at January 31, 2014 (see Note 7), such covenants will be removed.

g.	As to pledges and guarantees, see Note 11.

NOTE 10 — SHAREHOLDERS' EQUITY:

a.	Share capital:
1)	On September 2, 2013, the Company's shareholders approved an increase in its authorized share capital to an aggregate of NIS 1 million divided into 100 million ordinary shares. On September 12, 2013, the Company effected a bonus share distribution under which: (i) 67 bonus shares were issued for each share outstanding prior to such distribution; and (ii) the conversion rate for each preferred share, option and warrant was adjusted to reflect such bonus share distribution.
2)	Ordinary shares

The ordinary shares confer upon their holders voting rights and the right to participate in shareholders' meetings (the holders of shares of NIS 0.01 par values are entitled to one vote per share), the right to receive profits and the right to share in excess assets upon liquidation of the Company.

3)	Preferred shares

Until the closing of the IPO (see Note 2), the A, B, B1 and B2 preferred shares conferred upon their holders voting rights similar to the ordinary shares and the right to participate in dividends in priority to holders of ordinary shares. In addition, the holders of preferred shares had additional preferential rights including liquidation, conversion and other rights as defined. Upon the closing of the IPO, all outstanding preferred shares were converted into ordinary shares and accordingly the former preferred shareholders are no longer entitled to such preferential rights.

4)	Share Purchase Agreement (“SPA”)

In September 2011, the Company signed an SPA with certain of its shareholders. Following this SPA and certain amendments signed by the Company, certain shareholders and a new investor (the “New

ENZYMOTEC LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 10 — SHAREHOLDERS' EQUITY:  – (continued)

Investor”) undertook to invest in the Company $11.3 million (the “Investment Amount”) in exchange for Series B2 Preferred shares NIS 0.01 par value and at a price per share equal to $5.34.

The Investment Amount was paid in two equal installments, as follows: (i) upon signing the SPA (ii) the remaining portion was to be transferred and paid to the Company from time to time but no later than December 31, 2012. Through March 31, 2012, the first installment ($5.65 million) was fully paid. In addition, the New Investor received an option to invest, in accordance with the same terms and conditions of the SPA, an additional amount of $1.2 million (the “Additional Amount”), which option was exercisable at the same price per share by him not later than December 31, 2012 (potentially increasing the amount of this financial round to $12.5 million). In December 2012, the New Investor exercised its option to invest the Additional Amount of $1.2 million. On November 20, 2012, the Company's Board of Directors approved the extension of the payment of the second installment (including the Additional Amount) through January 15, 2013. Through January 15, 2013, the second installment, including the Additional Amount, was fully paid.

In addition, the Company issued to each of the investors warrants to purchase additional Series B2 Preferred shares amounting to 20% of the number of Series B2 Preferred shares purchased by them as part of the investment round.

Such warrants could be exercised, in whole or in part, (A) for cash, at any time but prior to the earlier to occur of: (i) the closing of an IPO (ii) the closing of a Deemed Liquidation Event; or (iii) the fifth anniversary of the Closing, as defined; or (B) on a cashless basis immediately prior to an IPO or a Deemed Liquidation.

Upon the closing of the IPO (see Note 2), all warrants issued to the Company’s former preferred shareholders were exercised for preferred shares on a cashless and non-cashless basis, in consideration of $1.3 million, with respect to the non-cashless exercise only. The underlying preferred shares subsequently converted into ordinary shares.

b.	Option plans

In 2001, 2003 and 2013 the Company’s Board of Directors approved option plans for employees, directors and service providers (the “Plans”). Through December 31, 2013, the Company granted as part of the Plans 4,092,988 options and restricted shares (see d. below) to employees, directors and service providers. Each option is exercisable into one ordinary share of NIS 0.01 par value. At December 31, 2013, 466,684 shares were available for issuance upon grants of options or restricted shares under the Plans.

From the effective date of grant, options generally vest over a 4-year period 25% each year. Immediately upon exercise, the ordinary shares issued will have the same rights as all other ordinary shares. In general, any option not exercised within 10 years from the grant date or within three months from the termination of employment) will expire, unless extended by the Board of Directors.

The Plans with respect to Israeli employees are intended to be governed by the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. In accordance with the capital gain track chosen by the Company and pursuant to the terms thereof, the Company is not allowed to claim, as an expense for tax purposes, the amounts credited to employees as a benefit, including amounts recorded as salary benefits in the Company’s accounts, in respect of options granted to employees under the Plan — with the exception of the work-income benefit component, if any, determined on the grant date. Options granted to employees from other countries are subject to similar terms with certain changes required for local regulations.

The fair value of options granted during the years ended December 31, 2013, 2012 and 2011 was $2.02, $0.23 and $0.33, respectively.

ENZYMOTEC LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 10 — SHAREHOLDERS' EQUITY:  – (continued)

The fair value of each option granted is estimated on the date of grant using the binomial option-pricing model, with the following assumptions:

	2013	2012	2011
Dividend yield	0%	0%	0%
Expected volatility	67%	60%	77%
Risk-free interest rate	1.8%	2.2%	1.8%
Contractual term	10 years	10 years	10 years
Early exercise multiple	215% – 246%	218% – 229%	218% – 229%

The expected volatility is based on the historical volatility of comparable companies. The risk-free interest rate assumption is derived from the interest curve for U.S. government bonds for periods corresponding to the life term of the option on the grant date. The early exercise multiple was based on data of comparable companies.

The total unrecognized compensation cost of employee options (not including compensation cost in respect of restricted shares, see d. below) at December 31, 2013 is $180,000, which is expected to be recognized over a weighted average period of 1.38 years.

A summary of share option plans (excluding restricted shares information, see d. below), and related information, under all of the Company’s equity incentive plans for the years ended December 31, 2013, 2012 and 2011 are as follows:

Options granted to employees, directors and service providers:

	Year ended December 31
	2013		2012		2011
	Number of shares upon exercise	Weighted average exercise price*	Number of shares upon exercise	Weighted average exercise price*	Number of shares upon exercise	Weighted average exercise price*
Outstanding at the beginning of the year	1,866,940	2.13	1,789,760	2.08	1,576,648	1.92
Granted	174,420	6.02	168,980	3.12	282,200	2.88
Exercised	(47,940)	0.15			(51,272)	0.94
Forfeited	(25,636)	3.12	(91,800)	3.12	(17,816)	3.04
Outstanding at the end of the year	1,967,784	2.51	1,866,940	2.13	1,789,760	2.08
Exercisable at the end of the year	1,747,532	2.29	1,335,112	1.74	1,067,668	1.45

*	In dollars per share.

At December 31, 2013, there were 56,100 options outstanding with an average exercise price of $1.73 and average remaining contractual life of 3.80 years, which were granted to service providers. At December 31, 2013, all of these options were exercisable.

The following table summarizes information concerning outstanding and exercisable options as of December 31, 2013:

ENZYMOTEC LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 10 — SHAREHOLDERS' EQUITY:  – (continued)

Options outstanding				Options exercisable
Exercise prices*	Shares upon exercise of options outstanding at end of year	Weighted average remaining contractual life	Aggregate intrinsic value (U.S. dollars in thousands)	Shares upon exercise of options outstanding at end of year	Weighted average remaining contractual life	Aggregate intrinsic value (U.S. dollars in thousands)
0.0001	285,600	1.78	7,714	285,600	1.78	7,714
0.001	27,200	0.96	735	27,200	0.96	735
1.47	408,000	4.93	10,420	408,000	4.93	10420
1.62	40,800	4.62	1,036	40,800	4.62	1,036
3.12	1,031,764	6.98	24,649	870,536	6.97	20,797
5.34	160,820	9.27	3,485	115,396	9.27	2,501
14	13,600	9.76	177
	1,967,784	5.87	48,216	1,747,532	5.65	43,203

*	In dollars per share

The aggregate intrinsic value in the above table represents the total pre-tax intrinsic value, based on the Company's closing share price of $27.01 on December 31, 2013, less the exercise price. This represents the potential amount receivable by the option holders had all option holders exercised their options as of such date.

The following table illustrates the effect of share-based compensation expense on the consolidated statement of operations and comprehensive income (loss):

	Year ended December 31
	2013	2012	2011
	U.S. dollars in thousands
Cost of revenues	$32	$17	$8
Research and development expenses – net	56	60	72
Selling and marketing expenses	77	40	84
General and administrative expenses	944	150	179
	$1,109	$267	$343
c.	Accumulated other comprehensive loss:

	December 31
	2013	2012
	U.S. dollars in thousands
Currency translation adjustment	$25	$14
Unrealized loss from cash flow hedge*	(90)	(261)
	$(65)	$(247)

*	During 2013, an amount of $261,000 in respect of unrealized loss from cash flow hedge was reclassified from accumulated other comprehensive loss into financial expenses.
d.	Restricted shares

In August 2013, the Company's Board of Directors approved a grant of 156,060 restricted shares to the current chairman of the Board of Directors. The restricted shares are subject to vesting over four years commencing on March 31, 2013 and to other vesting milestones as follows: (i) the vesting of 104,040

ENZYMOTEC LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 10 — SHAREHOLDERS' EQUITY:  – (continued)

restricted shares is subject to the occurrence of a change of control event, as defined; and (ii) the vesting of 52,020 restricted shares is subject to: (a) the occurrence of a change of control event, as defined and (b) the achievement of a market cap milestone, as defined. Following the closing of the IPO, the change in control event occurred and accordingly, the 104,040 restricted shares will vest according to their vesting schedule. In addition, the market cap milestone was met after year-end and the 52,020 restricted shares will vest according to their vesting schedule. The fair value of restricted shares is estimated based on the market value of the Company's stock on the date of award. The Company recorded an expense of $377,000 in the fourth quarter of 2013 in respect of such restricted shares. The total unrecognized compensation expense in respect of such restricted shares is $1,338,000, which is expected to be recognized over a period of 3.25 years.

In November 2013, in connection with the closing of the IPO, the Company's Board of Directors approved a grant of 9,520 fully vested restricted shares to the current vice chairman of the Board of Directors. The Company recorded an expense of $294,000 in the fourth quarter of 2013 in respect of such restricted shares. Such shares were issued in January 2014.

NOTE 11 — PLEDGES AND GUARANTEES:

a.	In connection with the Financing Agreement mentioned in Note 7, the Company registered floating charges in favor of the Bank on all of its assets. The Company is in the process of removing such charges, following the early repayment of the long-term loan at January 31, 2014 (see Note 7). The Company also registered fixed liens on its land, property, plant and equipment and on its shares in Enzymotec Inc. (its wholly owned U.S. subsidiary).
b.	As to indemnification provided to several customers and distributors in connection with litigation, see Note 9.

NOTE 12 — TAXES ON INCOME:

a.	Enzymotec Ltd.

The Company is taxed according to Israeli tax laws:

1)	Measurement of results for tax purposes

As explained in Note 1d, the dollar is the functional currency of the Company, and the Company's consolidated financial statements are presented in dollars. The difference between the changes in the Israeli shekel (NIS) and the exchange rate of the dollar, both on an annual and a cumulative basis causes a difference between taxable income and income reflected in these consolidated financial statements.

ASC 740-10-25 prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are remeasured from the local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the abovementioned differences were not reflected in the computation of deferred tax assets and liabilities.

2)	Tax rates

The income of the Company (other than income from “Approved Enterprise” or “Benefited Enterprise”, see 3. below) is taxed at the regular corporate tax rate. The regular corporate tax rate in Israel in 2011 was 24%. On December 6, 2011, the “Tax Burden Distribution Law” Legislation Amendments (2011) was published. Under this law, the previously approved gradual decrease in corporate tax was discontinued and the corporate tax rate was increased to 25% as from 2012 and thereafter. On August 5, 2013, the Law for Change of National Priorities (Legislative Amendments

ENZYMOTEC LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 12 — TAXES ON INCOME:  – (continued)

for Achieving the Budgetary Goals for 2013 – 2014), 2013 was published. Under this law, the corporate tax rate was raised to 26.5% beginning in 2014 and thereafter.

3)	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”)

Under the Investment Law, including Amendment No. 60 to the Investment Law that was published in April 2005, by virtue of the Approved Enterprise or Benefited Enterprise status granted to certain of its production facilities the Company is entitled to various tax benefits.

The main benefit arising from such status is the reduction in tax rates on income derived from an Approved Enterprise. Income derived from Approved or Benefited Enterprises is tax exempt for a period of up to ten years period of benefits. The period of tax benefits, as described above, is subject to limitations of the earlier of 12 years from the commencement of production, or 14 years from the date of approval. As of December 31, 2013, the period of benefits has not yet commenced.

In the event of distribution of cash dividends from income which was tax exempt as above, the amount distributed will be subject to the tax rate it was exempted from.

The Company is entitled to claim accelerated depreciation in respect of equipment used by the approved enterprises during five tax years.

Entitlement to the above benefits is conditioned upon the Company fulfilling the conditions stipulated by the Approved Enterprise Law and regulations published thereunder, and in the certificate of approval for the specific investments in Approved Enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli consumer price index and interest.

4)	Amendment of the Investment Law

The Investment Law was amended as part of the Economic Policy Law for the years 2011 – 2012 (the “Amendment”), which became effective on January 1, 2011.

The Amendment sets alternative benefit tracks to the ones currently in place under the provisions of the Investment Law, including a reduced corporate tax rate for companies located in national development zone A of 10% in 2011 – 2012, 7% in 2013 – 2014 and 6% at 2015 and thereafter.

The benefits are granted to companies that qualify under criteria set forth in the Investment Law; for the most part, those criteria are similar to the criteria that have existed in the Investment Law prior to its amendment and the benefit period is unlimited in time.

Under the transitional provisions of the Investment Law, a company is allowed to continue to enjoy the tax benefits available under the Investment Law prior to its amendment until the end of the period of benefits, as defined in the Investment Law. In each year during the period of benefits of its Approved or Benefitted Enterprises, the Company will be able to opt for application of the Amendment, thereby making available to itself the tax rates as above. The Company's election to apply the Amendment is irrevocable.

As of December 31, 2013, the Company's management decided not to adopt the application of the Amendment.

5)	Losses for tax purposes, carried forward to future years

Carryforward tax losses of the Company at December 31, 2013, approximated $12 million.

ENZYMOTEC LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 12 — TAXES ON INCOME:  – (continued)

b.	Non-Israeli Subsidiaries

Subsidiaries that are incorporated outside of Israel are assessed for tax under the tax laws in their countries of residence. The principal tax rates (Federal and State) applicable to the subsidiaries incorporated in the U.S. is approximately 40%.

c.	Tax assessments

The Company and its subsidiaries have not been assessed since incorporation. In accordance with the Israeli Income Tax Ordinance, tax assessments of the Company through tax year 2007 are considered final.

d.	Income (loss) before income taxes is composed of the following:

	Year ended December 31
	2013	2012	2011
	U.S. dollars In thousands
Israel	$10,414	$4,360	$(1,036)
Non-Israeli Subsidiaries	814	416	273
	$11,228	$4,776	$(763)
e.	Taxes on income — current –

non-Israeli Subsidiaries	$324	$180	$137
f.	Uncertain tax positions

As of December 31, 2013 and 2012, the Company had not accrued a provision for uncertain tax positions.

g.	Deferred income taxes

Deferred taxes are computed using the tax rates expected to be in effect when those differences reverse. Since the Company is entitled to a tax exemption for a period of ten years, the tax rate used in computation of deferred taxes on its carry forward losses and timing differences is zero.

h.	Reconciliation of theoretical tax expense to actual tax expense:

	Year ended December 31
	2013	2012	2011
	U.S. dollars in thousands
Income (loss) before taxes on income	$11,228	$4,776	$(763)
Theoretical tax expenses (benefit) at the statutory rate (2013 and 2012 – 25%; 2011 – 24%)	2,807	1,194	(183)
Increase (decrease) in taxes on income due to:
Computation of deferred taxes at a rate, which is different than statutory rate	(2,033)	(1,157)	166
Difference between income reported for tax purposes and income for financial reporting purposes – mainly dollar – NIS differences	(754)
Non-deductible expenses – mainly share-based compensation expense	183	74	89

ENZYMOTEC LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 12 — TAXES ON INCOME:  – (continued)

	Year ended December 31
	2013	2012	2011
	U.S. dollars in thousands
Different effective tax rates applicable to the subsidiaries	121	69	65
	$324	$180	$137

NOTE 13 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

a.	Accounts receivable — other:

	December 31
	2013	2012
	U.S. dollars in thousands
Advance to supplier	$1,153	$1,695
Institutions	1,065	1,024
Chief Scientist	77	153
Fair value of derivatives	1	251
Prepaid expenses and sundry	442	234
	$2,738	$3,357
b.	Accounts payable and accruals — other:

Employees and payroll related institutions	$2,470	$1,515
Provision for vacation and recreation pay	426	373
Royalties payable	57	23
Fair value of derivatives	222	261
Accrued expenses and sundry	3,203	910
	$6,378	$3,082
c.	Research and development expenses — net:

	Year ended December 31
	2013	2012	2011
	U.S. dollars in thousands
Total expenses	$6,144	$4,876	$4,426
Less – participation and grants	197	265	566
	$5,947	$4,611	$3,860
d.	Finance expenses — net:

Interest expenses and other bank charges	$(595)	$(657)	$(590)
Interest income	50
Foreign exchange gain (losses) – net	(82)	(102)	22
Gain (losses) in respect of derivatives – net	96	220	152
	$(531)	$(539)	$(416)

ENZYMOTEC LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 14 — FAIR VALUE MEASUREMENT

Financial items carried at fair value as of December 31, 2013 and December 31, 2012 are classified in the tables below in one of the three categories described in Note 1s:

	December 31, 2013
	U.S. dollars in thousands
	Level 1	Level 2
Cash and cash equivalents – cash deposits and other	$74,430
Derivatives:
Interest rate swap (liabilities)		($132)
Forward contracts (liabilities)		(90)
Forward contracts and currency options (assets)		1
	$74,430	$(221)

	December 31, 2012
	U.S. dollars in thousands
	Level 1	Level 2
Cash and cash equivalents – cash deposits and other	$2,729
Derivatives:
Interest rate swap (liabilities)		$(261)
Forward contracts and currency options (assets)		251
	$2,729	$(10)
a.	Foreign exchange risk management

The Company enters into forward exchange contracts in non-functional currencies and purchases and writes non-functional currency options in order to hedge the currency exposure on identifiable balance sheet items. In addition, the Company takes steps to reduce exposure by using “natural” hedging. The currency hedged items are usually denominated in NIS. The writing of options is part of a comprehensive currency hedging strategy. These transactions are for periods of less than one year. The counterparties to the derivatives is comprised of major banks and, in view of the current financial environment, the Company is monitoring the associated inherent credit risks. The above transactions do not qualify for hedge accounting.

In December 2013, the Company entered into forward exchange contracts in respect of forecasted sales transactions at a notional amount of €11.2 million.

Such transactions were entered into to reduce the exposure from sales denominated in euros. These transactions qualify for cash flow hedge accounting.

b.	Interest rate swaps

In February 2010, the Company entered into an interest rate swap agreement with a third party in respect to its $5.6 million principal amount long-term loan. The purpose of the transaction was to change the interest from floating rate to fixed rate. As a result of this agreement, the Company pays, starting March 2011 through February 2015, an effective interest rate of 8.37%, as compared to the original floating rate of one-month LIBOR plus 5.05%. At December 31, 2013, following the notification to the Bank regarding the early repayment of the long-term loan, see Note 7, this transaction no longer qualifies for hedge accounting.

ENZYMOTEC LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15 — RELATED PARTIES:

	Year ended December 31
	2013	2012	2011
	U.S. dollars in thousands
Directors’ fees	$143	$21	$6

At December 31, 2013, there were 231,200 options outstanding with an average exercise price of $4.12 that were granted to members of the Board. At December 31, 2013, 195,160 out of these options were exercisable. As to restricted shares granted to the chairman and vice chairman of the Board of Directors, see Note 10d.

NOTE 16 — EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share for the years indicated (in thousands, except per share amounts):

Basic earnings (loss) per share:

	Year ended December 31
	2013	2012	2011
Net income (loss)	$11,395	$4,782	$(864)
Amount allocated to participating preferred shareholders	(6,439)	(3,798)
Net income (loss) applicable to ordinary shareholders – basic	$4,956	$984	$(864)
Weighted average ordinary shares outstanding	7,544,387	2,996,624	2,965,481
Basic earnings (loss) per share	$0.66	$0.33	$(0.29)
Diluted earnings (loss) per share:
Net income (loss) applicable to ordinary shareholders – diluted	$4,956	$984	$(864)
Weighted average number of shares used in the computation of basic earnings per share	7,544,387	2,996,624	2,965,481
Add –
additional shares from the assumed exercise of employee options and restricted shares vesting	1,742,069	465,253
Weighted average number of shares used in the computation of diluted earnings (loss) per share	9,286,456	3,461,877	2,965,481
Diluted earnings (loss) per share	$0.53	$0.28	$(0.29)

For the year ended December 31, 2013, 13,600 options to employees, 52,020 restricted shares and all preferred shares (12,905,312) were excluded from the calculation of the diluted earnings per share for the year since their effect was anti-dilutive or certain performance conditions were not satisfied at the end of the year.

For the year ended December 31, 2012, 1,100,580 options to employees and all warrants to preferred shareholders (211,548) and preferred shares (11,623,104) were excluded from the calculation of the diluted earnings per share for the year since their effect was anti-dilutive.

For the year ended December 31, 2011, all outstanding options to employees (1,789,760), warrants to preferred shareholders (155,448) and preferred shares (11,342,468) were excluded from the calculation of the diluted loss per share for the year since their effect was anti-dilutive.

ENZYMOTEC LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 17 — SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 13, 2014, the date on which the December 31, 2013 consolidated financial statements were issued.