Form 20-F
period 2014-12-31
Enzymotec Ltd.
filed 2015-03-02
CIK 1578809

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ______ to ______

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report_______________

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value NIS 0.01 per share	Nasdaq Stock Market LLC
(Nasdaq Global Select Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2014: 22,482,509 ordinary shares, NIS 0.01 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

Yes ☐       No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:

Yes ☐      No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

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

Yes ☒      No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐   No ☒

PRELIMINARY NOTES

Introduction

         As used herein, and unless the context suggests otherwise, the terms “Enzymotec,” “we,” “us,” “our,” the “Company” and similar designations refer to Enzymotec Ltd. and its wholly-owned subsidiaries, Enzymotec USA, Inc., VAYA Pharma, Inc., Enzymotec Australia Pty Ltd. and, where the context so requires, its 80%-owned subsidiary VAYA Pharma Pte Ltd., a Singapore company, or its 50%-owned joint venture, Advanced Lipids AB, a Swedish company or its 50%-owned joint venture, Advanced Omega A/S, a Danish company and the term “AL” refers to our 50%-owned joint venture, Advanced Lipids AB. In this document, references to “NIS” or “shekels” are to New Israeli Shekels, and references to “dollars” or “$” refer to U.S. dollars.

        The dollar is the currency of the primary economic environment in which our operations are conducted and is our reporting currency. The majority of our sales are in dollars; the majority of our expenses are incurred in dollars; and the majority of our financing has been provided in dollars. Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items in the consolidated statements of operations and comprehensive income (indicated below), the following exchange rates are used: (i) for transactions-exchange rates at transaction dates; and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization, etc.) — historical exchange rates. Currency transaction gains and losses are recorded in financial income (expenses), as appropriate.

          The functional currency of our equity investee, Advanced Lipids, is the Swedish Krona, which is the currency of the primary economic environment in which the operations of Advanced Lipids are conducted. Currency translation adjustments are presented within other comprehensive income (loss).

Market and Industry Data and Forecasts

         This annual report includes statistical data, market data and other industry data and forecasts, which we obtained from market research, publicly available information and independent industry publications and reports that we believe to be reliable sources.

Special Note Regarding Forward-Looking Statements

         This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. These statements include, but are not limited to, statements regarding:

•	our ability to compete in the markets in which we or AL sell our products;

•	our expectations regarding future growth, including our ability to develop new products;

•	our ability to effectively operate through our joint ventures;

•	our ability to obtain raw materials and manage related costs;

•	our ability to maintain and expand relationships with our existing customers and to develop relationships with new customers;

•	our ability to maintain and grow our reputation and the acceptance of our products;

•	our expectations regarding the outcome of litigation or other legal proceedings; and

•	our ability to maintain adequate protection of our intellectual property.

           The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties, including those described in “Item 3.D. Key Information—Risk factors.” In addition, the section of this annual report entitled “Item 4– Information on the Company” contains information obtained from independent industry sources that we have not independently verified.

            You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this annual report, to conform these statements to actual results or to changes in our expectations.

ITEM 9:	The Offer and Listing	97
	Offer and Listing Details	97
	Plan of Distribution	97
	Markets	98
	Selling Shareholders	98
	Dilution	98
	Expenses of the Issue	98
ITEM 10:	Additional Information	98
	Share Capital	98
	Memorandum of Association and Articles of Association	98
	Material Contracts	103
	Exchange Controls	103
	Taxation	103
	Documents on Display	113
ITEM 11:	Quantitative and Qualitative Disclosures about Market Risk	113
ITEM 12:	Description of Securities Other than Equity Securities	115

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2: Offer Statistics and Expected Timetable

Not applicable.

ITEM 3: Key Information

A. Selected Financial Data

The following table sets forth our selected consolidated financial data, which is derived from our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP. You should read the following selected consolidated financial data in conjunction with “Item 5: Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The selected consolidated statements of operations data for the years ended December 31, 2012, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013 and 2014 is derived from our audited consolidated financial statements presented elsewhere in this annual report. The consolidated statements of operations data for the years ended December 31, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010, 2011 and December 31, 2012 has been derived from our previously reported audited consolidated financial statements which are not included in this annual report.

You should read this selected financial data in conjunction with, and it is qualified in its entirety by, reference to our historical financial information and other information provided in this annual report including “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes. The historical results set forth below are not necessarily indicative of the results to be expected in future periods.

	Year ended December 31,
	2010	2011	2012	2013	2014
	(in thousands, except per share data)
Consolidated statements of operations data:
Net revenues	$17,440	$23,019	$37,867	$64,975	$47,103
Cost of revenues	11,459	13,468	19,815	32,110	18,316
Gross profit	5,981	9,551	18,052	32,865	28,787
Operating expenses:
Research and development, net	3,062	3,860	4,611	5,947	5,986
Selling and marketing	2,012	3,580	5,191	6,725	8,034
General and administrative	2,306	2,458	2,935	8,434	7,475
Total operating expenses	7,380	9,898	12,737	21,106	21,495

Operating income (loss)	(1,399)	(347)	5,315	11,759	7,292
Financial income (expenses), net	(427)	(416)	(539)	(531)	499
Income (loss) before taxes on income	(1,826)	(763)	4,776	11,228	7,791
Taxes on income	(141)	(137)	(180)	(324)	(406
Share in profits of equity investee	61	36	186	491	453
Net income (loss)	$(1,906)	$(864)	$4,782	$11,395	$7,838

Earnings (loss) per ordinary share:(1)
Basic	$(0.71)	$(0.29)	$0.33	$0.66	$0.36
Diluted	$(0.71)	$(0.29)	$0.28	$0.53	$0.34
Weighted average number of ordinary shares used in computing earnings (loss) per ordinary share:(1)
Basic	2,692,647	2,965,481	2,996,624	7,544,387	21,902,057
Diluted	2,692,647	2,965,481	3,461,877	9,286,456	23,210,573

	As of December 31,
	2010	2011	2012	2013	2014
			(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$1,980	$4,787	$2,729	$74,430	$10,315
Current assets	14,900	21,801	26,649	107,899	70,343
Current liabilities	9,132	12,276	11,546	16,996	8,828
Total assets	38,652	45,629	50,970	136,373	138,250
Total debt	9,500	11,200	5,900	4,200	-
Total liabilities	15,618	18,100	16,789	18,470	9,978
Shareholders’ equity	$23,034	$27,529	$34,181	$117,903	$128,272

	Year ended December 31,
	2012	2013	2014
	(in thousands)
Supplemental financial data:
Adjusted EBITDA(2)	$7,262	$16,074	$11,420
Non-GAAP net income (2)	5,049	13,786	9,083
______________
(1)
Basic and diluted earnings  per ordinary share is computed based on the basic and diluted weighted average number of ordinary shares outstanding during each period using the two-class method for participating preferred shares for the period before our initial public offering. For additional information, see Notes 1 and 16 to our consolidated financial statements included elsewhere in this annual report.

(2)	Adjusted EBITDA and non-GAAP net income are non-GAAP financial measures. For definitions of these financial measures and reconciliations to our net income, see “— Non-GAAP Financial Measures” below.

Segment Data

The following tables summarize segment data for the years ended December 31, 2012, 2013 and 2014, which is derived from Note 5 to our consolidated financial statements included elsewhere in this annual report. The financial information included in this table under the heading “Nutrition segment” includes the results of operations of AL using the proportionate consolidation method. While under the equity method used in the presentation of our consolidated statements of operations, we recognize our share in the net results of AL as a share in profits of equity investee, under U.S. GAAP, for purposes of segment reporting, we are required to present our results of operations on the same basis provided to and utilized by management to analyze the relevant segment’s results of operations, which is achieved using the proportionate consolidation method of reporting. Under the proportionate consolidation method, we recognize our proportionate share of the gross revenues of AL and record our proportionate share of the joint venture’s costs of production in our statement of operations. For more information regarding the accounting treatment of AL in our consolidated and segment statements of operations, see “Item 5. Operating and Financial Review and Prospects — Operating Results — Joint venture accounting.”

	Year ended December 31, 2012
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	(in thousands)
Net revenues	$44,380	$1,832	$46,212	$(8,345)	$37,867
Cost of revenues(2)	27,297	588	27,885	(8,087)	19,798
Gross profit(2)	17,083	1,244	18,327	(258)	18,069
Operating expenses(2)	7,850	4,637	12,487	—	12,487
Depreciation and amortization	1,304	118	1,422
Adjusted EBITDA(5)	$10,537	$(3,275)	$7,262

	Year ended December 31, 2013
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	(in thousands)
Net revenues	$76,167	$4,444	$80,611	$(15,636)	$64,975
Cost of revenues(2)	45,804	1,255	47,059	(14,981)	32,078
Gross profit(2)	30,363	3,189	33,552	(655)	32,897
Operating expenses(3)	13,009	6,020	19,029	—	19,029
Depreciation and amortization	1,415	136	1,551
Adjusted EBITDA(5)	$18,769	$(2,695)	$16,074

	Year ended December 31, 2014
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	(in thousands)
Net revenues	$55,815	$5,641	$61,456	$(14,353)	$47,103
Cost of revenues(2)	30,605	1,435	32,040	(13,775)	18,265
Gross profit(2)	25,210	4,206	29,416	(578)	28,838
Operating expenses(4)	13,347	6,957	20,304	(3)	20,301
Depreciation and amortization	2,112	196	2,308
Adjusted EBITDA(5)	$13,975	$(2,555)	$11,420
____________________
(1)	Represents the change from proportionate consolidation to the equity method of accounting.
(2)	Includes depreciation and amortization, but excludes share-based compensation expense.
(3)	Includes depreciation and amortization, but excludes share-based compensation expense and IPO-related bonuses.
(4)	Includes depreciation and amortization, but excludes share-based compensation expense and secondary offering expenses.
(5)	Adjusted EBITDA is a non-GAAP financial measure. For a definition and a reconciliation of adjusted EBITDA to our net income, see “— Non-GAAP Financial Measures” below.

Non-GAAP Financial Measures

Adjusted EBITDA and non-GAAP net income are metrics used by management to measure operating performance. Adjusted EBITDA represents net income excluding (a) financial income (expenses), net, (b) taxes on income, (c) depreciation and amortization, (d) share-based compensation expense and (e) other unusual income or expenses, and after giving effect to the change from the equity method of accounting for our joint venture to the proportionate consolidation method. Non-GAAP net income represents net income excluding (i) share-based compensation expense; and (ii) other unusual income or expenses.

We present adjusted EBITDA as a supplemental performance measure because we believe it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial assets and liabilities denominated in currencies other than our functional currency (affecting financial income (expenses), net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and book depreciation of fixed assets (affecting relative depreciation expense). In addition, both adjusted EBITDA and non-GAAP net income exclude the non-cash impact of share-based compensation expense and a number of unusual items that we do not believe reflect the underlying performance of our business. Because adjusted EBITDA and non-GAAP net income facilitate internal comparisons of operating performance on a more consistent basis, we also use adjusted EBITDA and non-GAAP net income in measuring our performance relative to that of our competitors.

Adjusted EBITDA and non-GAAP net income are not measures of our financial performance under U.S. GAAP and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with U.S. GAAP or as alternatives to cash flow from operating activities as measures of our profitability or liquidity. Adjusted EBITDA and non-GAAP net income have limitations as analytical tools, and you should not consider these financial measures in isolation or as a substitute for analysis of our results as reported under U.S. GAAP as the excluded or included items may have significant effects on our operating results and financial condition. When evaluating our performance, you should consider adjusted EBITDA and non-GAAP net income alongside other financial performance measures, including cash flow metrics, net income, operating income  and our other U.S. GAAP results.

The following table presents a reconciliation of adjusted EBITDA to net income for each of the periods indicated:

	Year ended December 31,
	2012	2013	2014
	(in thousands)
Reconciliation of adjusted EBITDA:
Adjusted EBITDA	$7,262	$16,074	$11,420
Accounting for joint venture	(258)	(655)	(575)
Depreciation and amortization	(1,422)	(1,551)	(2,308)
Secondary offering related expenses /IPO-related bonuses	―	(1,000)	(393)
Share-based compensation expense	(267)	(1,109)	(852)
Operating income	5,315	11,759	7,292
Financial income (expenses), net	(539)	(531)	499
Income before taxes on income	4,776	11,228	7,791
Taxes on income	(180)	(324)	(406)
Share in profits of equity investee	186	491	453
Net income	$4,782	$11,395	$7,838

The following table presents a reconciliation of non-GAAP net income to net income for each of the periods indicated:

	Year ended December 31,
	2012	2013	2014
	(in thousands)
Reconciliation of non-GAAP net income:
Non-GAAP net income	$5,049	$13,786	$9,083
Interest expense relating to early repayment of long-term debt	―	(282)	―
Secondary offering related expenses /IPO-related bonuses	―	(1,000)	(393)
Share-based compensation expense	(267)	(1,109)	(852)
Net income	$4,782	$11,395	$7,838

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

Risks relating to our business and industry

A high proportion of the sales of the InFat product is sold to end users in China and to a single company.

In 2014, sales of InFat, the infant formula ingredient product sold by our joint venture, AL, accounted for 28.2% of our total net revenues (or 45.1% of our total segment net revenues based on the proportionate consolidation method). China is AL’s largest market for nutrition products containing InFat. Sales of InFat are spread among a number of different non-Chinese manufacturers primarily producing products containing InFat for Chinese infant formula brands, as well as a number of different Chinese manufacturers. The infant nutrition products produced by such manufacturers and using InFat may be sold under the manufacturers’ own brand name, or manufactured for sale by third parties under such third party’s own brand name, and in some cases, the third parties have their branded product manufactured by several different manufacturers. In 2014, we estimate that approximately 30% of total InFat net revenues were attributable to sales in China by, and under the brand name of, Biostime International Holdings Ltd., a large Chinese pediatric nutrition company. We estimate that sales of InFat attributable to sales in China by, and under the name of, Biostime accounted for between 7% and 9% of our consolidated net revenues in 2014. Regulatory changes in China in 2014 with respect to the production of infant formula adversely impacted some of AL’s customers, reducing their sales and resulting in a decrease in sales of InFat which is an ingredient in some of AL’s customers’ infant formulas.  Further regulatory changes may negatively affect our revenues and results of operations.  In addition, Chinese authorities have recently launched investigations and levied fines related to alleged price fixing by infant nutrition companies including Biostime and may do so in the future. To the extent that there are future investigations regarding alleged anti-competitive practices by our end customers, their reputations and results of operations could be harmed, which in turn could adversely impact our business, financial condition and results of operations.  Furthermore, the percentage of our net revenues attribute to sales in China by, and under the brand name of Biostime decreased in 2014, primarily as a result of Biostime losing market share in China which we believe is due to greater online sales of infant nutrition products compared to supermarkets and health stores, resulting in increased competition for Biostime and other AL customers.  In addition, InFat is not currently produced in China or another country that has a free trade arrangement with China and, as a result, our ability to compete against other producers of infant formula ingredients produced in China or such other country could be limited.  Were Biostime, for any reason, to suffer further decreases in sales, or to cease operations, or discontinue the inclusion of the InFat ingredient in all or a significant portion of the infant nutrition products sold under its brand name or Biostime or other Chinese pediatric nutrition companies were to use a competitor’s ingredient, this could significantly adversely affect sales of the InFat product, which could materially adversely impact our business, financial condition and results of operations.

The demand for products based on Omega-3and in particular, premium products, such as krill oil, has declined and may continue to decline following a significant increase in manufacturing capacity by manufacturers of these products, resulting in intense competition and price pressure.

Krill oil accounted for 40.6% of our total net revenues (or 31.1% of our total segment net revenues, based on the proportionate consolidation method) in 2014.  After significant demand for Omega-3 products and krill oil products during recent years and, in particular, during 2013, consumer demand for these products decreased substantially in 2014.  We believe that this decrease in 2014 resulted primarily from changes in consumer preferences, driven in part by recent negative publicity regarding Omega-3 as well as a recall of krill oil-based products in Australia by an Australian krill oil brand.  As a result of such decreased demand, we experienced a significant decline in orders for krill oil products, which resulted in a decrease in net revenues from the sale of krill oil products in the year ended December 31, 2014 compared to the year ended December 31, 2013.    In addition, as a result of strong market growth in 2013, krill oil suppliers have recently increased capacity and the lower demand in the krill oil market in 2014 resulted in intensified competition and price pressure.  We cannot provide any assurance that the demand for Omega-3 products and in particular, krill oil products, which are sold at higher prices than standard Omega-3 products, will improve and such demand may continue to decline, based on consumer preferences and new information and clinical studies.  Even if demand for these products increases again, such increases may not be sustainable.  If there is a new or further decrease in demand for these products or price decreases, our revenues will decrease and our results of operations will be adversely affected.

Our offering of products as “medical foods” in the United States may be challenged by regulatory authorities.

The products offered within our VAYA Pharma segment are sold under physician supervision in the United States as “medical foods,” on the basis of their meeting the criteria for “medical foods” in the Federal Food, Drug, and Cosmetic Act (the “FDCA”) and FDA regulations. The term medical food is defined in the FDCA as a food which is formulated to be consumed or administered enterally under the supervision of a physician and which is intended for the specific dietary management of a disease or condition for which distinctive nutritional requirements, based on recognized scientific principles, are established by medical evaluation. See “Item 3. Key Information — Risk Factors — Risks related to government regulation — VAYA Pharma segment” below. Medical foods are not required to undergo premarket review or approval by the FDA.

We believe that our VAYA Pharma products meet the criteria for “medical foods” established by the FDCA, and that the labeling and marketing of our medical foods is consistent with FDA regulatory requirements. However, our offering of one or more of these products as “medical food” could be challenged by the FDA. The FDA has recently issued warning letters to other companies challenging the classification of their products as “medical food.” We believe that these letters indicate that the FDA may be applying a more narrow interpretation of what qualifies as a “medical food.” Given this enhanced focus on medical food companies, we cannot provide any assurance that we will not also receive such a letter and the FDA could take the position that one or more of our medical food products may not be lawfully sold in the United States as “medical food.” If such a challenge were to occur we could incur significant costs responding to such a claim and defending our products’ status as medical foods and ultimately litigation. If we are unable to demonstrate to the FDA’s satisfaction that the product(s) meet the regulatory requirements for “medical foods,” we would need to suspend further sale and distribution of the alleged violative products in, and could be required to withdraw such product or products from the U.S. market. We could seek to re-position the products as “dietary supplements,” a distinct category of “food” under the FDCA and FDA regulations. This would require new labels, labeling and revised claims for the products, and would impose other regulatory requirements on us not applicable to “medical foods.” The United States is the principal market for the sales of the products of our VAYA Pharma segment and the cessation of such sales, even for a limited period, could have a material adverse effect on our operations, financial situation, operating results and business prospects. In addition, were we to be unsuccessful in obtaining FDA approval in the United States, this could significantly adversely affect the sale of the products outside the United States.

We rely on AarhusKarlshamn AB, or AAK, our Swedish joint venture partner, to manufacture InFat and certain matters related to the joint venture are the subject of disagreement.

All of the revenues from sales of our InFat product are derived from sales by AL. The term of this joint venture expires on December 31, 2016, subject to extension for additional three-year periods, unless we or AAK duly terminate the joint venture upon giving notice of termination no later than twelve months prior to the applicable expiration date. There can be no assurance that we or AAK will continue its relationship with the other party beyond the expiration of the current term of the joint venture.

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

In May 2014, AAK submitted a claim for arbitration against us to the International Chamber of Commerce in Amsterdam, the Netherlands, seeking a declaration that our disclosures in connection with our initial public offering violated the non-disclosure obligations related to AL contained in the joint venture agreement and constituted a material and intentional breach of the agreement. AAK did not seek any remedies in connection with such alleged breach other than declaratory relief, however, AAK indicated that it may pursue additional remedies in the future to the extent that the arbitration results in a determination that we breached the joint venture agreement as alleged by AAK. It is our position based on legal advice we received that we were permitted to disclose information related to AL which was required to be disclosed in connection with our initial public offering, and we believe that we have complied with the procedures set forth in the joint venture agreement for such disclosure.

AAK also sought a declaration that after a notice of termination has been provided by one party and neither party provides the other party with a buy-sell notice before by December 31, 2016, the procedure may no longer be triggered and the joint venture will terminate on December 31, 2016 and all post-termination covenants concerning non competition and continued supply will not apply. Our position is that the joint venture agreement can only be terminated by one party buying the other party's share through the buy-sell process, and that if the buy-sell process is not concluded by December 31, 2016 with one party acquiring the interest of the other party, then the termination is ineffective and the joint venture continues.

We filed counterclaims against AAK in the arbitration with respect to operational aspects of the joint venture in which we claimed that AAK’s conduct in these respects jeopardized the value of the joint venture and that AAK’s conduct during our initial public offering was meant to jeopardize the offering.  For more information on the pending arbitration see “Item 8. Financial Information — Consolidated Financial Statements and Other Financial Information — Legal Proceedings.”

Under the joint venture agreement, pending such dispute, the parties are required to continue to conduct the operations of the joint venture in accordance with the agreement and fulfill their responsibilities thereunder.  While the operations of the joint venture have generally continued in their ordinary course, the arbitration has strained the relationship of the Company and AAK resulting in disagreements between the parties with respect to operational matters and the extent to which the handling of these matters serves the best interests of AL. The outcome of this legal proceeding is inherently uncertain. The existence of such arbitration proceedings could be disruptive to the joint venture’s activities, already requires significant attention from our management, and an adverse determination could have a material adverse effect on our business.

Irrespective of any disagreement, AAK may have economic or business interests or goals that are inconsistent with ours. Moreover, we currently participate in one other joint venture to pursue additional business opportunities and may enter into other joint ventures in the future. Any current or future joint venture partner may:

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

In the year ended December 31, 2014, our thirteen largest customers accounted for nearly half of our revenues.  Other than with respect to InFat, our customers generally do not enter long-term purchase commitments with us and we may therefore have limited insight into their future purchasing plans.  Our largest customers may determine to lower their purchasers or cease purchasing our products completely.  For example, one of our largest purchasers of krill products, which accounted for 15% of our revenues in 2013, purchased our products at a significantly lower level in 2014. Even if a significant customer continues to purchase our products at the same or a greater level, their decision to defer a purchase, even for a few weeks, could materially adversely impact our results of operations in a particular quarter. Although customer concentration has decreased, our business may not develop in a manner that would make us less reliant on a small number of large customers. Our results of operations may be materially adversely affected if a significant customer elects to stop purchasing our products and we are unable to find new purchasers to offset the loss of that customer.

We depend on third parties to obtain raw materials, in particular krill, necessary for the production of our products.

We depend on third parties to supply krill meal, an essential raw material for the production of our krill oil, which accounted for 40.6% of our total net revenues (or 31.1% of our total segment net revenues, based on the proportionate consolidation method) in 2014. Krill are small crustaceans found in oceans throughout the world. There are two primary ocean regions where krill is harvested: the Southern Ocean (Antarctic krill) and the North Pacific Ocean, mainly off the coasts of Japan and Canada (Pacific krill). We currently purchase krill meal pursuant to a memorandum of understanding with the owners of a vessel that harvests Antarctic krill (and which processes the freshly caught krill into krill meal onboard the vessel). We may also purchase krill meal from several other suppliers based on our needs. There are a limited number of vessels capable of producing krill meal onboard. In 2013, a distribution company from which we previously purchased krill meal declared bankruptcy and although no material disruption to our krill meal supply occurred and we were able to make alternative arrangements with the owner of the vessel, if we, for any reason, are no longer able to obtain the krill meal from a supplier on terms reasonable to us, or at all, this would have a material adverse effect on our results of operations and financial condition. In 2014, we also purchased frozen krill, which, while more expensive to process into krill meal onshore compared to krill from vessels that process krill meal onboard, is more readily obtainable.  We also signed a toll processing agreement in 2014 with a toll processor for processing the frozen krill into krill meal.  We do not, however, have a long-term supply agreement with any supplier of frozen krill. We intend to meet our krill meal needs in the future by sourcing krill meal both from vessels that process krill meal onboard and suppliers of frozen krill. While we have expanded our supplier base by beginning to use frozen krill, we cannot give any assurance regarding our ability to secure sufficient supply sources at competitive prices and upon fair and reasonable contractual terms and conditions or successfully implement the requisite logistical changes required.   Any inability to obtain krill or krill meal would have a material adverse effect on our financial conditions and results of operations.  In the event that we have to increase our reliance on frozen krill, which costs more than krill that is purchased from vessels that process krill meal onboard, our gross profits may be adversely affected.

We are dependent on a single facility that houses the majority of our operations.

Our administrative headquarters, all of our research and development laboratories and our production plant are located in a single facility in the Sagi 2000 Industrial Area, near Migdal Ha’Emeq, Israel. The manufacture of all of the products that we sell takes place at this facility, other than the final InFat product, our Omega-PC product, and certain grades of our Sharp GPC product. Although the InFat product sold by AL is manufactured in Sweden, the production of the InFat enzymes, the core element for the manufacture of InFat, also takes place at our Migdal Ha’Emeq facility. Accordingly, we are highly dependent on the uninterrupted and efficient operation of this facility. If operations at this facility were to be disrupted as a result of equipment failures, earthquakes and other natural disasters, fires, accidents, work stoppages, power outages, acts of war or terrorism or other reasons, our business, financial condition and results of operations could be materially adversely affected. Lost sales or increased costs that we may experience during the disruption of operations may not be recoverable under our insurance policies, and longer-term business disruptions could result in a loss of customers. If this were to occur, our business, financial condition and operations could be materially negatively impacted.

As a result of alleged infringement on intellectual property, we may have to pay royalties with respect to sales of our krill oil products in the United States or Australia and any infringement of intellectual property of others could also require us to pay royalties.

Our commercial success depends in part on our ability to operate without infringing upon the proprietary rights of others. Beginning in October 2011, Neptune, one of our principal competitors in the krill oil products market, filed a series of complaints in the U.S. District Court for the District of Delaware alleging patent infringement by one or more of our krill oil products. In addition, in April 2013, we received a Notice of Institution of Investigation from the U.S. International Trade Commission, or ITC, regarding a similar complaint filed by Neptune in that forum.

In April 2014, we signed a final settlement and license agreement with Neptune which resulted in the termination and dismissal of the above mentioned complaints and investigation. According to the settlement and license agreement, we made a one-time settlement payment to Neptune.  In addition, we agreed, among other things, that, in the event that the outcome of an Inter Partes Review, or IPR, in the US or a reexamination in Australia for certain agreed claims in Neptune’s patent is unfavorable to us, we will be obligated to pay royalties to Neptune with respect to sales in the US or in Australia respectively.

If the IPR in the U.S. or the reexamination in Australia results in unfavorable outcomes to us we may be subject to license fees or royalties.  If we are found to have infringed patents of any other third party which are determined to be valid and enforceable, we may be subject to monetary damages, including in the form of lost profits or a royalty. In the case of another third party, it may also be granted injunctive relief which would prevent us from selling the infringing products in the jurisdiction in which it has patent, a significant market for our krill oil products. In addition to any monetary damages awarded against us, in some instances we have also agreed to be financially responsible for any damages awarded against certain of our customers as a result of the purchase, importation, use, sale or offer to sell of our products if they are found to infringe certain of Neptune’s intellectual property rights and we may have to agree to similar terms. Moreover, defending against these claims or similar claims in the future has been and may continue to be time-consuming, costly and has and may in the future divert management’s time and attention from our business. Thus, these proceedings could materially adversely impact our business and financial results.

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

The InFat product is an ingredient used in the general infant nutrition products market. The majority of the oils used in the infant nutrition market are currently vegetable oil blends, although bovine milk fat is also used to some extent. In contrast, InFat addresses the sn-2 palmitate market which currently holds less than 10% share of the infant formula oils market as a whole. We currently compete directly in the sn-2 palmitate market with IOI Loders Croklaan, however, we believe that as the market for sn-2 palmitate grows, it may encourage more specialty oil producers to seek to develop and offer competitive products, increasing the level of competition that we face.

In the krill oil market, we primarily compete with Aker BioMarine AS (which merged with Aker Seafoods Holding AS), Neptune Technologies & Bioressources Inc. and Rimfrost USA, LLC (a joint venture of Avoca, Inc. and Olympic Seafood AS). See Item 3. Key Information - Risk Factors - Risk realting to our business and industry - The demand for products based on Omega-3 and in particular, premium products, such as Krill oil, has declined and may continue to decline following a sagnificant increase in manufacturing capacity by manufacturers of these products, resulting in intense competition and price pressure. In the market for our PS product line, our principal competitors are Chemi Nutraceuticals Inc., Lipoid GmbH and Lipogen Ltd.

The “medical food” category was legally established in the United States in 1988. Nevertheless, the medical foods market is relatively new and our VAYA Pharma products currently face little direct competition from other medical food manufacturers. However, as the market develops, we could face future competition from companies seeking to enter the market, in particular, large multi-national nutrition companies, such as Abbott Laboratories, Nestlé and Danone (through its clinical nutrition subsidiary, Numico N.V.), which have expressed interest in the medical food segment. Such potential competitors may have greater financial, technical, marketing and other resources than those available to us, and, accordingly, the ability to devote greater resources than we can to the development, promotion, sale and support of products. In addition, physicians may prefer to prescribe prescription drugs produced by pharmaceutical drug manufacturers rather than our medical food products and customers may prefer to use prescription drugs instead of our medical food products due to the present limited reimbursement by third party payers.

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

We may not be able to successfully expand our production or processing capabilities.

In 2013, we expanded our Migdal Ha’Emeq manufacturing facility with equipment that enables us to extract krill oil from krill meal using technologically advanced equipment and proprietary processes which we expected would result in a better cost structure, production of higher quality krill oil and the ability to utilize and sell byproducts of the krill oil extraction process.  During the first quarter of 2014, we initiated the new krill meal extraction facility and as of the second quarter of 2014, the entire extraction process was being performed in house at our Migdal Ha’Emeq manufacturing facility.  Nevertheless, as the extraction facility has only recently begun production, we are still working to improve the efficiency of our production. In addition, we plan to complete a capacity increase project in our current facility during the second quarter of 2015 for production of our nutrition segment products.   In the longer term, we may build an additional production plant adjacent to our existing facility in order to further expand our production capacity. There can be no assurance that we will successfully complete the expansion of our current production facility and that we will achieve the cost savings and efficiencies that we anticipated.  In addition, with respect to any further expansion, to the extent we determine to undertake such expansion, there can be no assurance that we will be able to obtain the requisite approvals, overcome operational challenges of implementing expansion projects, or have the necessary capital resources for the construction of this plant, or if we do, that the plant will be built or that it will satisfy demand. Conversely, there can be no assurance, even if we build an additional plant, that demand for our products will increase commensurate with the increased production capacity. Furthermore, we cannot assure you that any of these projects will be implemented in a timely and cost efficient manner, and that our current production will not be adversely affected by the operational challenges of implementing the expansion projects.

Our gross profits may be adversely affected if we are only able to obtain lower quality krill meal or if we need to purchase a greater percentage of frozen krill meal than we anticipate.

The quality of the krill meal we source for our krill oil products, meaning the level of oils found in the krill meal, impacts our gross profit as higher quality krill meal results in greater yield. The amount of oil we are able to extract from the krill meal we purchase varies based on both seasonal fluctuations in fat percentages of the krill harvested and the extraction procedure used to extract the oil.

Until the first quarter of 2014, the first stage of processing krill meal into crude krill oil was carried out for us by a dedicated contract manufacturer in India. In the first quarter of 2014, we moved this processing stage in-house, enabling us to complete the first stage of turning krill meal into crude krill oil ourselves using technologically advanced equipment and proprietary processes.  In addition, in 2014, we purchased frozen krill from a supplier of frozen krill and signed a toll processing agreement for the onshore manufacturing of krill meal from frozen krill. We intend to meet our krill meal needs in the future by sourcing krill meal from both vessels that process krill meal onboard and suppliers of frozen krill. We anticipate that, while purchasing frozen krill and processing it into krill meal onshore is significantly more costly than purchasing krill meal from vessels that process krill meal onboard, sourcing frozen krill will allow us to purchase a greater percentage of the total krill we use in a given year during the winter months when the fat percentage in the krill harvested is highest, which would reduce our exposure to seasonal fluctuation. If we are unable to source krill effectively, our gross profit margin may continue to be affected materially by the quality of the krill we source and our ability to obtain frozen krill.

Our ability to obtain krill may be affected by conservation regulation or initiatives.

A substantial part of our activities in the Nutrition segment requires the use of krill. Limits on krill harvesting established by the Commission for the Conservation of Antarctic Marine Living Resources may limit our revenue. The commission limits the amount of krill that may be harvested in Antarctic waters according to specific ocean areas. Additionally, the commission regulates the licensing of vessels eligible to harvest krill in these specific Antarctic Ocean areas. In the areas currently being fished for krill, the commission has established a combined annual catch limit of 620,000 metric tons. In 2013, approximately 215,000 metric tons were harvested. The substantial majority of harvested krill is used for aquaculture feed and fish bait while only a small portion is used for human consumption, the latter of which offers higher profit margins. The commission has established limits because increases in krill catches could have a negative effect on the ecosystem, including other marine life, particularly birds, seals and fish which mainly depend on krill for food. The lowering of these quotas or other developments impacting the ability to source krill, such as adoption of additional conservation measures, may reduce the future availability of krill and cause significant increases in its price. Any such development could harm our sales and gross profits.

Our product development cycle is lengthy and uncertain, and our development or commercialization efforts for our products may be unsuccessful.

We are currently working on more than ten products, including new uses and applications for existing products that are in various stages of development. Some of these products address new medical indications or provide new nutritional or medical benefits, while others provide different levels or concentrations of active ingredients and offer improved secondary characteristics. Research and development is a time-consuming, expensive and uncertain process that takes years to complete, with no guarantee of a favorable outcome. Because of the long and challenging product development cycle, evolving regulatory environment, changing market conditions and other factors, there is significant uncertainty as to the future development, success and commercialization of any products we may attempt to develop or commercialize. Even if our existing products prove to be successful, we may spend years and dedicate significant financial and other resources developing products that may never be commercialized. If we are unsuccessful in developing promising products, securing any necessary regulatory approvals and commercializing such products after having invested significant resources, efficiently or not at all, such failures could have a material and adverse effect on our business, financial condition and results of operations.

Variations in the cost of raw materials for the production of InFat may have a material adverse effect on our business, financial conditions and results of operations.

The cost and variability in price of raw materials related to the production of InFat, primarily vegetable oil and fatty acids, is a key factor in the profitability of AL and of our Nutrition segment as a whole. In 2014, the cost of raw materials comprised a majority of the costs of revenues of AL. While certain of AL’s customer contracts contain pricing formulae under which the prices of products are adjusted to reflect changes in the costs of raw materials, the adjustments do not fully insulate AL from such changes. In addition, even where InFat prices are adjusted pursuant to customer contracts which contain pricing formulae, increases in price can adversely affect sales, as the increased costs to the end-user may make such products less attractive, thereby reducing demand, and also expose AL to increased competition. Such developments could have a material adverse effect on our business, financial condition and results of operations.

We are generally reliant upon third parties for the distribution and commercialization of our products.

Part of our strategy is to enter into and maintain arrangements with third parties that are generally exclusive with respect to a particular territory related to the marketing, sales and distribution of our products. Our revenues are dependent in part on the successful efforts of these third parties. Entering into strategic relationships can be a complex process and the interests of our distribution partners may not be or may not remain aligned with our interests. There can be no assurance that our distribution partners will market, sell and/or distribute our products successfully or choose the best means for achieving commercialization of our products. Some of our current and future distribution partners may decide to compete with us, refuse or be unable to fulfill or honor their contractual obligations to us, or reduce their commitment to, or even abandon, their relationships with us. Further, there can be no assurance that any such third-party collaboration will be on favorable terms. We may not be able to control the amount and timing of resources our distribution partners devote to our products or the efforts they expend in obtaining any requisite local approvals for our products. In addition, we may incur liabilities relating to the distribution and commercialization by our distributors of our products. While the agreements with such distributors generally include customary indemnification provisions indemnifying us for liabilities relating to the packaging of our products and their use and storage, there can be no assurance that these indemnification rights will be sufficient in amount, scope or duration to fully offset the potential liabilities associated with our distributors handling and use of our products. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business, financial condition or results of operations.

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

We conduct clinical and pre-clinical studies to support the efficacy and safety of our products and their ingredients during their development, to extend known benefits and to uncover new benefits of our existing products and ingredients. While clinical trials are generally not required with respect to regulatory approvals for our nutrition products, we use the results of these trials to maximize the product’s reach to new customers and as a basis for establishing long-term supply agreements. Further, if in the future we seek to market products as prescription drugs, we will be required to conduct clinical trials to establish the safety and efficacy of such products. Although prior to initiating clinical trials, our compounds are tested on animals in pre-clinical trials to test their toxicity and efficacy, pre-clinical trials on animals cannot predict fully whether a proposed product will prove to be safe or effective in humans. Pre-clinical and clinical data required for regulatory approval must be developed under strict regulatory standards and may be found, on review by health regulatory authorities, to be of insufficient quality to support an application for commercialization of a product or to substantiate claims concerning a currently marketed product’s safety or effectiveness. In addition, positive results in previous clinical studies of our products may not be predictive of similar results in future clinical trials and interim results during a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical industry have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials. Moreover, clinical data may be susceptible to varying interpretations and analyses, and some companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain FDA approval for their products.

Recruitment of participants in a clinical study is challenging.  Identification of the appropriate study population and sites is a crucial point for success. Clinical studies with infants to test the safety and efficacy of our ingredients for infant formula are challenging since parents are frequently reluctant to permit their children to participate in trials. A number of other factors could affect the feasibility and outcome of clinical trials, including, but not limited to, study design, the size of the available study population, the eligibility criteria for participation in the clinical trials, and the availability of clinical trial sites. Prior to initiating a clinical trial, we carefully select the study population and sites with the goal of having the best chances of success and to avoid delays in study recruitment. In addition, we seek to ensure that all other study related activities, such as product supply and data capture, are ready prior to initiation in order to avoid administrative delay.  Nevertheless, our clinical trials may not be successful and may be delayed or otherwise terminated prior to the end of recruitment.

Administering our product candidates to humans may produce undesirable and unexpected side effects. These side effects could interrupt, delay or halt clinical trials of our product candidates and could result in the FDA or other regulatory authorities denying approval of our product candidates for any or all targeted indications. Our ability to commercialize any new products is dependent upon the success of product development efforts and the success of clinical studies. Existing products may be the subject of post-marketing clinical trials. If these clinical trials and product development efforts fail to produce satisfactory results, or if we are unable to maintain the financial and operational capability to complete these development efforts, we may be unable to generate revenues for existing products and potential new products.

We may not be able to achieve increased market acceptance for our products.

The degree of market acceptance for our products and those of our customers will depend upon a number of factors, including the receipt of regulatory approvals, the establishment and demonstration in the medical community of the clinical efficacy and safety of the products, and the establishment and demonstration of the potential advantages over competing products. Additionally, to gain market acceptance for our VAYA Pharma products we must establish and demonstrate the potential advantages over existing and new treatment methods and we may have to expand the reimbursement of government and third-party payers. As of the end of the fourth quarter of 2014, approximately 30% of sales of VAYA Pharma products in the United States received some form of reimbursement. In the case of our Nutrition products, market acceptance is dependent on the acceptance of the product and appropriate distribution with large retailers, competitive pricing and the extent to which the products fulfill customer expectations and demands. There can be no assurance that consumers, physicians, patients, payers, the medical community in general, distributors or retailers will accept and utilize any existing or new products that may be developed by us. Failure to achieve such market acceptance for our products could have a material adverse effect on our growth, business, financial condition or results of operations.

We could be subject to product liability lawsuits, which could result in costly and time-consuming litigation and significant liabilities.

The development of pharmaceutical, medical food and human nutrition products involves an inherent risk of product liability claims and associated adverse publicity. Our products may be found to be harmful, or to contain harmful substances. This exposes us to substantial risk of litigation and liability and/or may force us to discontinue production of certain products. Although we have product liability insurance for up to $10.0 million (per claim and in the aggregate per year), this coverage may not insure us against all claims made. Product liability insurance is costly and often limited in scope. There can be no assurance that we will be able to obtain or maintain insurance on reasonable terms or to otherwise protect ourselves against potential product liability claims that could impede or prevent commercialization of a material product or line of products. Furthermore, a product liability claim could damage our reputation, whether or not such claims are covered by insurance or are with or without merit. A product liability claim against us, or the withdrawal of a product from the market, could have a material adverse effect on our business or financial condition. Furthermore, product liability lawsuits, regardless of their success, would likely be time consuming and expensive to resolve and would divert management’s time and attention, which could seriously harm our business.

We could incur significant costs in complying with environmental, health and safety laws or permits or as a result of satisfying any liability or obligation imposed under such laws or permits.

We are subject to extensive environmental, health and safety laws and regulations in a number of jurisdictions, primarily Israel, governing, among other things, the use, storage, registration, handling and disposal of chemicals, waste materials and sewage; chemicals, air, water and ground contamination; air emissions and the cleanup of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals, waste materials and sewage. In particular, our operations at our Migdal Ha’Emeq manufacturing facility use chemicals and produce emissions, waste materials and sewage, and accordingly require permits from various governmental authorities. These authorities conduct periodic inspections in order to review and ensure our compliance with the various regulations. Our manufacturing processes include pollutant emissions which at peak capacity approach maximum permitted levels. During 2014, in order to meet regulatory requirements, we invested approximately $0.2 million in advanced biotechnology for effluent treatment solution in our current facility, which we anticipate will be operational in the first quarter of 2015. Nevertheless, such equipment may not be completely effective or may malfunction, which could result in a violation of regulations or our need to stop operations at our manufacturing facility until we can make any necessary repairs or improvements to ensure we are compliant with regulatory requirements.

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

Our revenues are derived from sales in multiple countries around the world, primarily through exports from Israel to distributors. The majority of our sales are to customers outside the United States and less than 3% of our sales are to customers in Israel. We anticipate that international sales will continue to account for the majority of our revenues in the foreseeable future.

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

The uncertain direction and relative weakness of the global economy, difficulties in the financial services sector and credit markets and other macroeconomic factors could adversely affect our business. The prospects for economic growth in Europe as well as in the United States, China and other countries remain uncertain. Without global economic growth, the anticipated growth in the sales of our products could be adversely affected or delayed, especially given the premium branding of some of our products. For example, the inclusion of the InFat ingredients, which may be more than twice as expensive as certain vegetable oil blends, in infant nutrition products tends to increase the price of the end product and, in difficult economic times, a manufacturer may be unwilling to take such measures, if its principal competitors continue to sell lower priced products.

Our business relies on the experience and expertise of our senior management, as well as on our ability generally to retain existing, or hire additional, skilled personnel.

Our success depends upon the continued service and performance of our senior management. The loss of the services of any of these individuals could delay or prevent the continued successful implementation of our strategy, or could otherwise affect our ability to manage our company effectively and to carry out our business plan. Members of our senior management team may resign at any time and there can be no assurance that we will be able to continue to retain such individuals.

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

The selling and marketing of our products are generally subject to comprehensive laws, regulations and standards enforced by various regional, national and local regulatory bodies, including the Food and Drug Administration, or FDA, the Federal Trade Commission, or FTC, and U.S. Department of Agriculture, or USDA, in the United States, the European Commission in the European Union, the Therapeutic Goods Administration, or TGA, in Australia, the Ministry of Health in China, the Health Sciences Authority, or HAS in Singapore, and the Ministry of Health in Israel and others. Compliance with the various regulatory bodies' requirements is costly and time consuming. See “Item 4. Information on Enzymotec — Business Overview — Government regulation” below. Furthermore, legal and regulatory demands are increasing in a number of countries with respect to our products, and legislative bodies may repeal laws or enact new laws that would impact the sale and marketing of our products or development of new products. Additionally, regulatory authorities may change processes, regulations, and policies related to our products, which could impact product development, commercialization and business operations and require us to make changes to our products, the claims we make regarding our products or our operations. In addition, there is a lack of harmonization among the laws, regulations and standards in the principal countries in which we sell our products.

Nutrition Segment

Where regulatory approvals are required for our nutrition products, the process of obtaining such approvals can be costly and time consuming and there is no guarantee of approval. Such processes therefore could delay or prevent the production and commercialization of new products. In addition, if we fail to comply with any legal or regulatory requirement, or fail to obtain any necessary regulatory approval we could be subject to various enforcement actions, including warning letters, fines, product recalls or seizures, interruption in or suspension of product manufacturing capabilities, other operating restrictions, injunctions, delays in obtaining or inability to obtain product approvals, other civil penalties and criminal sanctions. Any such enforcement action may result in significant unanticipated expenditures and may have a material adverse effect on our reputation, operations, financial situation or operating results.

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

Further, we comply with current GMP guidelines for food for human consumption and are subject to periodic self-assessment. We are subject to regular inspections with respect to our GMP compliance by the Israeli Ministry of Health. We also maintain an ISO 9001-2008 quality system certificate and a Hazard Analysis and Critical Control Points (HACCP) certificate for food safety. For more information regarding the regulations affecting our nutrition products, see “Item 4.E. Information on Enzymotec — Business Overview – Government regulation — Nutrition segment.”

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

The products offered by our VAYA Pharma segment are sold in the United States on the basis of their meeting the requirements for “medical foods,” as interpreted and enforced by the FDA. Medical foods are not required to undergo premarket review or approval by the FDA, as is required for prescription drugs. However, primarily because our VAYA Pharma products are not approved as prescription drugs by the FDA, most consumers purchasing these products in the United States are currently unable to obtain reimbursement from third-party payers under government healthcare or private insurance plans, which generally do not provide reimbursement for medical foods. As of the end of the fourth quarter of 2014, approximately 30% of sales of VAYA Pharma products in the United States received some form of reimbursement. While we are attempting to broaden acceptance of our VAYA Pharma products as eligible for reimbursement by third-party payers, no assurance can be given that we will be successful in our efforts. We believe that, unless we are able to obtain widespread reimbursement for our VAYA Pharma products in the United States, future sales and profitability of our VAYA Pharma products may be significantly adversely impacted and we may be unable to achieve our projected sales of these products, which could have a material adverse effect on our business, financial condition and results of operations.

Should any of our products receive FDA approval as a prescription drug, such pharmaceutical products may still not qualify for reimbursement or the terms of such reimbursement may prevent the product from being sold at a cost-effective price.

In 2013, we started the process of seeking FDA approval for one of our VAYA Pharma products, Vayarol, as a prescription drug. See “Item 4.E. Information on Enzymotec — Business Overview — Government regulation” below. There can be no assurance that this process will be successful. If we do receive FDA approval for Vayarol, or any of our other VAYA Pharma products, as a prescription drug, consumers purchasing such products in the United States may be able to more easily obtain reimbursement from third-party payers under government healthcare or private insurance plans. However, we would then be subject to the reimbursement policies of such third-party payers and their efforts to contain or reduce the costs of health care. In addition, certain U.S. federal and state laws currently apply to the pricing and reporting of price information for prescription drugs. There also have been, and we expect that there will continue to be, a number of U.S. federal and state proposals to further increase government control over pricing and profitability of prescription drugs. Moreover, the emphasis on managed health care in the United States has increased and will continue to increase the pressure on the pricing of pharmaceuticals. Third-party payers are increasingly challenging the prices charged for medical products. To the extent that we succeed in obtaining FDA prescription drug approval for any of our products, there can be no assurance that such product will qualify for reimbursement from third-party payers, or if it does, whether the terms of such reimbursement will be considered cost-effective or will be sufficient to allow the sale of these products by us on a competitive basis.

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

We have been granted over 85 patents in more than a dozen countries and have applications for approximately 80 additional patents pending worldwide.

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

Furthermore, there can be no assurance that patent applications relating to our products, processes or technologies will result in patents being issued, or that any patents that have been issued will be adequate to protect our intellectual property or that we will enjoy patent protection for any significant period of time. Additionally, any issued patents may be challenged by third parties, and patents that we hold may be found by a judicial authority to be invalid or unenforceable. If any of our composition-of-matter patents or pending applications was to be subject to a successful challenge or failed to issue, our business and competitive advantage could be significantly affected. Other parties may independently develop similar or competing technology or design around any patents that may be issued to or held by us. Our current patents will expire or they may otherwise cease to provide meaningful competitive advantage, and we may be unable to adequately develop new technologies and obtain future patent protection to preserve our competitive advantage or avoid adverse effects on our business.

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

We may become subject to litigation regarding intellectual property rights.

Our commercial success depends in part on our ability to operate without infringing upon the proprietary rights of others. In recent years, there has been significant litigation in the United States and abroad involving patents and other intellectual property rights in the industries in which we operate. As discussed above, we were previously involved in legal proceedings in the United States concerning our krill oil products with Neptune, one of our principal competitors in the krill oil market which resulted in a final settlement and license agreement.

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

It is possible that the products currently marketed or under development by us may in the future be found to infringe patents issued or licensed to others or otherwise violate the intellectual property rights of others. Likewise, it is possible that other parties may independently develop similar technologies, duplicate our technologies or, with respect to patents that are issued to us, or rights licensed to us, design around the patented aspects of the technologies. Third parties may also obtain patents that we may need to license from them in order to conduct our business.

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

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions, including China, a significant market for InFat and other products. The legal systems of certain countries, including China, have not historically favored the enforcement of patents or other intellectual property rights, which could hinder us from preventing the infringement of our patents or other intellectual property rights in those countries and result in substantial risks to us.

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

Risks related to our ordinary shares

The market price of our ordinary shares may be subject to fluctuation, regardless of our operating results and financial condition. As a result, our shareholders could lose all or part of their investment.

 The stock market in general, and the market price of our ordinary shares, have been and will be subject to fluctuation, whether due to, or irrespective of, our operating results and financial condition. During 2014, our share price ranged from $6.43 to $29.50. The market price of our ordinary shares on the NASDAQ Global Select Market may fluctuate as a result of a number of factors, some of which are beyond our control, including, but not limited to:

•	actual or anticipated variations in our and our competitors’ results of operations and financial condition;

•	market acceptance of our products;

•	the mix of products that we sell, and related services that we provide;

•	changes in earnings estimates or recommendations by securities analysts, if our ordinary shares continue to be covered by analysts;

•	the results of operations of AL and the outcome of our arbitration proceedings with AAK;

•	development of technological innovations or new competitive products by others;

•	outcome of litigation in which we may be involved from time to time;

•	announcements of technological innovations or new products by us;

•	publication of the results of pre-clinical or clinical trials for any of our products or products under development;

•	failure by us to achieve a publicly announced milestone;

•	delays between our expenditures to develop and market new or enhanced products and the generation of sales from those products;

•	developments concerning intellectual property rights, including our involvement in litigation;

•	regulatory developments and the decisions of regulatory authorities as to the marketing of our current products or the approval or rejection of new or modified products;

•	changes in the amounts that we spend to develop, acquire or license new products, technologies or businesses;

•	changes in our expenditures to promote our products;

•	our sale or proposed sale, or the sale by our significant shareholders, of our ordinary shares or other securities in the future;

•	changes in key personnel;

•	success or failure of research and development projects of us or our competitors;

•	the trading volume of our ordinary shares; and

•	general economic and market conditions and other factors, including factors unrelated to our operating performance.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our ordinary shares and result in substantial losses being incurred by our investors. In the past, following periods of market volatility, public company shareholders have often instituted securities class action litigation. Lawsuits brought against us by shareholders, such as the shareholder class action suits filed in September 2014 against us, our directors, certain of our executive officers and underwriters of our initial public offering, could cause us to incur substantial costs defending the lawsuits and divert the resources and attention of our management from the operation of our business.

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

We have incurred and could continue to incur increased costs as a result of operating as a public company, and our management has been and may continue to be required to devote substantial time to new compliance initiatives.

We completed our initial public offering in 2013 and, as a public company whose ordinary shares are listed in the United States, we have incurred and will continue to incur significant accounting, legal and other expenses, including costs associated with our reporting requirements under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. We could also incur additional costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the NASDAQ Global Select Market, and provisions of Israeli corporate law applicable to public companies. These rules and regulations could continue to increase our legal and financial compliance costs and make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

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

We have never declared or paid cash or non-cash dividends on our share capital, nor do we anticipate paying any cash or non-cash dividends on our share capital in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares will be investors’ sole source of gain for the foreseeable future. In addition, Israeli law limits our ability to declare and pay dividends, and may subject our dividends to Israeli withholding taxes and our payment of dividends (out of tax-exempt income) may subject us to certain Israeli taxes, to which we would not otherwise be subject (see “Item 8.A. Financial Information — Consolidated Financial Statements and Other Financial Information — Dividend policy”, “Item 10.B. Additional Information — Memorandum of Association and Articles of Association—Dividend and liquidation rights” and “Item 10.E. Additional Information — Taxation — Israeli tax considerations and government programs”).

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of otherwise applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer, we are permitted to, and do, follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the NASDAQ Stock Market for domestic U.S. issuers. For instance, we follow home country practice in Israel with regard to the quorum requirement for shareholder meetings. As permitted under the Israeli Companies Law, our articles of association provide that the quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares instead of 33 1/3% of the issued share capital requirement. These quorum requirements for the meeting of our shareholders are lower than is customary for domestic issuers. We may in the future elect to follow home country practices in Israel with regard to other matters, including the formation of compensation, nominating and corporate governance committees, separate executive sessions of independent directors and non-management directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NASDAQ Global Select Market may provide less protection to you than what is accorded to investors under the Listing Rules of the NASDAQ Stock Market applicable to domestic U.S. issuers.

As a foreign private issuer, we are not subject to the provisions of Regulation FD or U.S. proxy rules and are exempt from filing certain Exchange Act reports.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, we are permitted to disclose limited compensation information for our executive officers on an individual basis and we will generally be exempt from filing quarterly reports with the SEC under the Exchange Act.   Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information.  These exemptions and leniencies will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.

We would lose our foreign private issuer status if a majority of our directors or executive officers are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

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

While we believe our existing internal control over financial reporting is effective under Section 404 of the Sarbanes-Oxley Act of 2002, as an emerging growth company, we are currently not required to obtain an auditor attestation regarding our internal control.

We are required to comply with the internal control, evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act as of this annual report. Accordingly, only in 2014 did we commence the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404. As of December 31, 2014, we are not required to obtain an auditor attestation since, among others, as of June 30, 2014, our market capitalization related to public holdings was under $700 million and our status as an "emerging growth company" was preserved. Unless we lose our status as an “emerging growth company” under the JOBS Act prior to the end of the fiscal year in which the fifth anniversary of our IPO occurred, we will not be required to obtain an auditor attestation under Section 404 of the Sarbanes-Oxley Act until the year ended December 31, 2018. We cannot predict whether we will need to implement remedial actions in order to implement effective control over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on our gross income and gross assets, we do not believe that we were classified as a PFIC for the taxable year ended December 31, 2014. There can be no assurance that we will not be considered a PFIC for 2015 or any future taxable year.  PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than a capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “Item 10.E. Additional Information — Taxation — U.S. federal income tax consequences”), and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares; however, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are classified as a PFIC. See “Item 10.E. Additional Information — Taxation — Passive foreign investment company consequences.”

Risks primarily related to our operations in Israel

Our headquarters, manufacturing and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our headquarters, manufacturing and principal research and development facilities are located in northern Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. In addition, our operations may be adversely affected by the call-up of certain of our employees, including members of our senior management, to active military service in the case of such hostilities.

During the Second Lebanon War of 2006, between Israel and Hezbollah, a militant Islamic movement, rockets were fired from Lebanon into Israel causing casualties and major disruption of economic activities in northern Israel. An escalation in tension and violence between Israel and the militant Hamas movement (which controls the Gaza Strip) and other Palestinian Arab groups, culminated with Israel’s military campaign in Gaza in December 2008 and again in November 2012 and in July and August 2014 in an endeavor to prevent continued rocket attacks against Israel’s southern towns. It is unclear whether any negotiations that may occur between Israel and the Palestinian Authority will result in an agreement. In addition, Israel faces threats from more distant neighbors, in particular, Iran, an ally of Hezbollah and Hamas.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflict involving Israel could adversely affect our operations and results of operations.

Further, our operations could be disrupted by the obligations of personnel to perform military service. As of December 31, 2014, we had 136 employees based in Israel, some of whom may be called upon to perform up to 54 days in each three year period (and in the case of officers, up to 84 days in each three year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. The number of our employees that were called to military reserve duty in the last three years was 19, including only one member of management. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our products.

Exchange rate fluctuations between the U.S. dollar and the Israeli shekel, the Euro and other non-U.S. currencies may negatively affect our earnings.

The dollar is our functional and reporting currency. Although most of our revenues and a portion of our expenses are denominated in U.S. dollars, a significant portion of our cost of revenues and operating expenses is incurred in Israeli shekels. As a result, we are exposed to the risks that the shekel may appreciate relative to the dollar, or, if the shekel instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the shekel, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the shekel against the dollar. For example, the rate of devaluation of the dollar against the shekel was approximately 2.3% in 2012, and approximately 7.0% in 2013, which was compounded by inflation in Israel at a rate of approximately 1.6% and 1.8%, respectively. This had the effect of increasing the dollar cost of our operations in Israel. While the dollar appreciated relative to the shekel by 12.0% in 2014, eclipsing the 0.2% rate of deflation in Israel in that year, there is no guarantee that the prior trend of dollar devaluation relative to the shekel will not return in the future. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

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

       We engage in currency hedging activities. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel or from fluctuations in the relative values of the dollar and foreign currencies in which we transact business, and may result in a financial loss. For further information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” elsewhere in this annual report.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

 We enter into assignment of invention agreements with our employees pursuant to which such individuals agree to assign to us all rights to any inventions created in the scope of their employment or engagement with us. A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the scope of his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her inventions. Recent decisions by the Committee have created uncertainty in this area, as it held that employees may be entitled to remuneration for their service inventions despite having specifically waived any such rights. However, a recent decision by the Committee held that such right can be waived by the employee. The Committee further held that an explicit reference to the waived right is not necessary in every circumstance in order for the employee’s waiver of such right to be valid. Such waiver can be formalized in writing or orally or be implied by the actions of the parties in accordance with the rules of interpretation of Israeli contract law. Although our employees have agreed to assign to us service invention rights, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

The government tax benefits that we currently receive require us to meet several conditions and may be terminated or reduced in the future.

Some of our operations in Israel, referred to as “Approved Enterprises” and “Benefited Enterprises,” carry certain tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law. Based on an evaluation of the relevant factors under the Investment Law, including the level of foreign (i.e. non-Israeli) investment in our company, we have determined that our effective tax rate to be paid with respect to all of our Israeli operations under these benefits programs is 0%, based on the available level of benefits under the law. Substantially all of our income before taxes can be attributed to these programs. If we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which is 26.5% for 2014 and thereafter. In addition to being subject to the standard corporate tax rate, we could be required to refund any tax benefits that we have already received, plus interest and penalties thereon. Even if we continue to meet the relevant requirements, the tax benefits that our current “Approved Enterprise” and “Benefited Enterprises” receive may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, by way of acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs. See “Item 10.E. Additional Information — Taxation — Tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959” for additional information concerning these tax benefits.

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

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless at least 98% of the company’s outstanding shares are tendered. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer (unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek appraisal rights), may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition. See “Item 10.B. Additional Information — Memorandum of Association and Articles of Association— Acquisitions under Israeli law” for additional information.

Our amended articles of association provide that our directors (other than external directors) are elected on a staggered basis, such that a potential acquirer cannot readily replace our entire board of directors at a single annual general shareholder meeting. This could prevent a potential acquirer from receiving board approval for an acquisition proposal that our board of directors opposes.

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

It may be difficult to enforce a judgment of a U.S. court against us, our officers and directors or the Israeli experts named in this annual report in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors and these experts.

We are incorporated in Israel. All of our executive officers and the Israeli experts and all but two of our directors listed in this annual report reside outside of the United States, and most of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, it may not be possible to collect any damages awarded by either a U.S. or foreign court.

The rights and responsibilities of our shareholders are governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

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

ITEM 4: Information on Enzymotec

A. History and Development of Enzymotec

Our History

Enzymotec Ltd. is a profitable nutritional ingredients and medical foods company. Our proprietary technologies, research expertise, and clinical validation process enable us to develop differentiated solutions across a variety of products. Our innovative and diverse product suite addresses the entire human life-cycle — from infancy to old age — and is comprised of novel key ingredients in products ranging from infant formula to nutritional supplements, as well as branded medical foods, sold only under a doctor’s supervision. We market our product portfolio to established global consumer companies and physicians and target large and growing consumer health and wellness markets. Our strategic partnerships, state-of-the-art good manufacturing practice (“GMP”)-compliant manufacturing facility, and global sales and marketing infrastructure enable us to develop, manufacture and market our comprehensive product solutions to our customers globally.

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

We were founded in 1998, launched our first product in 2003 and since then have designed, developed and launched 14 additional products, generating sales in over 30 countries. Our net revenues, adjusted EBITDA and net income for 2014 were $47.1 million, $11.4 million and $7.8 million, respectively. For further discussion on the important events in the development of our business, see “Item 5. Operating and Financial Review and Prospects—Company overview and development.” For a further description of the seasonality of the company’s main business, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Seasonality.”

In September 2013, we listed our shares on the Nasdaq Global Select Market. We are a company limited by shares organized under the laws of the State of Israel. We are registered with the Israeli Registrar of Companies. Our registration number is 51-260924-9. Our principal executive offices are located at Sagi 2000 Industrial Area P.O. Box 6, Migdal Ha’Emeq 2310001, Israel, and our telephone number is +972-74-717-7177. Our website address is www.enyzmotec.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. We have included our website address in this annual report solely for informational purposes. Our agent for service of process in the United States is Enzymotec USA, Inc., and its telephone number is +1 (973) 912-9400.

Principal Capital Expenditures

The majority of our investment activities have historically been related to the construction and expansion of our manufacturing facilities and the purchase of manufacturing equipment and components for our production lines. Capital expenditures for purchase of property, plant and equipment and intangible assets were $1.2 million, $4.9 million and $6.4 million in the years ended December 31, 2012, 2013 and 2014, respectively. Capital expenditures for purchase of property, plant and equipment for the year ended December 31, 2012 were for ordinary course capital expenditures and expansion of our manufacturing capacity. Capital expenditures for purchase of property, plant and equipment for the year ended December 31, 2013 were primarily related to our manufacturing facility expansion project, which is enabling us to extract krill oil from krill meal ourselves using technologically advanced equipment and proprietary processes. Capital expenditures for purchase of property, plant and equipment and intangible assets for the year ended December 31, 2014 were primarily related to the completion of our manufacturing facility expansion project as well as to our capacity increase project in our current facility that is expected to be completed during the second quarter of 2015 and to payment of a license fee in connection with the settlement of claims by Neptune Technologies & Bioresources Inc.

In general, we anticipate that we will have further capital expenditures in 2015 relating to the completion of the capacity increase project in our current facility that is expected to be completed during the second quarter of 2015.  We have leased additional space next to our existing facility in northern Israel for purposes of constructing an additional manufacturing facility.  In the event that we determine to construct a new manufacturing facility, capital expenditures would increase significantly, but we currently do not have any plans to do so.  The timing and amount of the capital expenditures associated with this project, if we do undertake it, is uncertain.  We may also seek to employ our capital to acquire complementary businesses or technologies.

B. Business Overview
        We have two reportable segments, our Nutrition segment and our VAYA Pharma segment, both of which offer a variety of products that leverage our lipid-related expertise. Our Nutrition and VAYA Pharma segments represented 88.0% and 12.0% of net revenues in 2014, respectively. For a geographic breakdown of our revenues, see “Item 5.A. Operating Results—Components of statements of operations—Net revenues by geographical region.”

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

Our premium infant formula ingredient products seek to more closely resemble the composition and properties of human breast milk fat, which is considered the “gold standard” in infant nutrition because of both its short and long term health and developmental benefits, to facilitate healthy infant development. Peer reviewed clinical studies published in 2012, 2013 and 2014 demonstrate that our leading formula ingredient product, InFat, provides unique benefits such as stronger bones, improved intestinal flora and reduced crying, in addition to reduced constipation, improved calcium absorption and more efficient energy intake. As a result, we believe InFat is the most significant development to infant formula ingredients since DHA and ARA were introduced to the market almost 15 years ago. The next generation of our infant formula ingredient products targets additional attributes of key lipids found in human breast milk such as improved brain development. InFat has been achieving rapid penetration in the Chinese and other Asian markets, and we believe that we have significant opportunities in other developing markets and developed markets such as North America and Europe. InFat is sold and marketed through Advanced Lipids AB, or AL, our joint venture with AarhusKarlshamn AB, or AAK, a Sweden-based, global producer of specialty oils.

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

VAYA Pharma. VAYA Pharma, develops, manufactures and sells branded, under physician supervision-only medical foods for the dietary management of patients with certain medical conditions or diseases having special, medically determined nutrient requirements. Although medical foods must be proven to be safe and effective as demonstrated in human clinical studies, they do not require the same expensive and time-consuming regulatory approval process typical of prescription drugs. Our U.S. medical foods business generated its first revenues in 2011 and currently consists of three branded products, all based on our proprietary lipid-based technologies, which address the dietary management of the following conditions: hypertriglyceridemia (Vayarol); lipid imbalances associated with ADHD in children (Vayarin); and lipid imbalances associated with early memory impairment (Vayacog). Our products are designed to provide a safe, cost-effective, first-line dietary therapy. We are currently executing additional clinical studies for two of our medical food products, to reach an expanded consumer market and to support additional marketing claims. In addition to our existing products, we have several other products to address additional indications in the development phase. We currently market VAYA Pharma products in the United States through sales representatives based in large metropolitan areas of nine states and in Singapore, Teva in Israel and Dexcel Pharma in Ukraine and have plans to expand both in the United States and other international markets.

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

Using that enzymatic technology platform, we modify lipids found in natural sources such as krill, fish, soybeans, sunflowers, bovine milk and other sources in order to synthesize lipids that mimic the composition and properties of other lipids that are naturally occurring in the human body. For instance, our PS product line involves the synthesis of phosphatidylserine, or PS, a component of brain membranes and brain function, and the InFat product is a sn-2 palmitate oil product which more closely resembles the composition and properties of human breast milk fat.

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

We leverage the data and information gained from our enzyme process, lipid modification and lipid analysis technologies in order to extract, purify and synthesize modified lipid fractions, which we then use to formulate and produce our products. Our process and engineering know-how includes an emphasis on developing cost effective processes, and focuses on quality, repeatability and safety. Our process know-how relates to the entire production process, from sourcing raw materials and designing technical specifications for use by our suppliers in developing, improving and incorporating various production technologies, such as extraction, filtration, drying, oxidation control and fermentation.

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

Human breast milk is considered the optimum nutrition for infants, as it provides the perfect balanced diet to meet the needs of the growing child. Accordingly, the ultimate goal for every infant formula producer is to offer a product as similar as possible in its functional and nutritional benefits to human breast milk. The special fat structure in human breast milk, which is known as sn-2 palmitate, is found in all women and offers clinically proven benefits for infant development. Through the use of our proprietary technologies, we have developed an enzymatic process to restructure vegetable oils into a sn-2 palmitate enriched fat, the InFat ingredient for infant formula, which more closely resembles the fat composition and properties of human breast milk fat.

Our published peer reviewed clinical studies demonstrate that formula containing InFat provides infants with unique benefits, such as stronger bones, improved intestinal flora and reduced crying, in addition to reduced constipation, improved calcium absorption and more efficient energy intake.

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

We offer the following krill oil products:

•	Pure K•REAL, characterized by its purity, freshness, high stability and low viscosity;

•	High Potency K•REAL, which contains enriched levels of omega-3 fatty acids, without dilution of the level of phospholipids found in pure krill oil; and

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

•
Sharp PS GREEN — This is a soy-free PS food supplement, derived from sunflowers, introduced in 2010, aimed at the large and growing market of health conscious and environmentally-concerned consumers who demand clean, pure, soy allergen-free and non-GMO (genetically modified organisms) ingredients. Sharp PS GREEN is also offered in a special gummy-bears application intended for children under out trade name SharpKidz.

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

We also have a new nutritional ingredient product, InCog, that we plan to launch in 2015 and several other products in various stages of development.

We are currently marketing Omega-PC, which is an extract from cold-water wild fish containing omega-3 fatty acids bound to both phospholipids and triglycerides. The nutritional benefits of fish and fish oil are widely accepted due to the presence of DHA and EPA fatty acids. However, current fish oil products contain DHA and EPA attached to triglycerides, whereas up to 30% of the DHA and EPA found in cold-water fish are bound to phospholipids. Thus, Omega-PC is the closest to a natural way to consume omega-3. Clinical evidence demonstrates that DHA and EPA bound to phospholipids are absorbed better than DHA and EPA bound to triglycerides. Our Omega-PC aims to provide the benefits of DHA and EPA along with the improved absorption of omega-3.  We are currently considering whether or not we will continue to offer this product in the future.

In 2014, we also began production and sale of Pro•krill, our first product that is for uses other than human consumption. Pro•krill is an enriched protein preparation left after the krill oil is extracted, which we are able to access now that we perform krill oil extraction in-house.  It has a unique composition of amino acids making it a very good source of protein for aqua culture.

Clinical Validation

InFat. From August 2010 to October 2012, we conducted several comparative trials to assess the benefits of InFat compared to standard vegetable fat. The trials divided a sample pool of infants into either two or three groups. In both cases, one group was provided a diet with InFat, while a second group was provided a diet with a control fat, consisting of either standard infant formula or standard vegetable fat. In certain trials, a group given human breast milk served as a reference point. The P values represent a measure of statistical significance, with P<0.05 considered statistically significant.

●
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

●
The second trial, which included 83 term infants (28 of which were in the control group, 30 of which were given InFat and 25 of which were breast fed), revealed that at 12 weeks of life term infants who were provided the InFat-enriched formula instead of the control formula had higher bone strength parameters (tested by a non-invasive ultrasound bone sonometry device measuring the speed of sound (“SOS”) along the bone) (P<0.05) and were comparable to breast-fed infants (P>0.05). The results indicate that the InFat formula increases infants’ bone strength. These results were published in Calcified Tissue International in 2012. A second outcome of this clinical trial revealed that feeding term infants formula with InFat for the 12 weeks after birth lowered the daily crying duration in comparison to feeding with control formula (P<0.05) and the control formula group infants cried for a longer duration in comparison to the breastfed group (P<0.3). These results were published in Prostaglandins, Leukotrienes and Essential Fatty Acids in 2013 and in BMC Pediatrics in 2014. Importantly, further analysis of the diurnal crying pattern revealed that feeding term infants formula with InFat for the 12 weeks after birth decreased the percentage of infants who cried, especially in the afternoon and evening hours (P<0.05), and also the daily crying duration (P<0.05), compared to infants fed a standard formula. These results were published in BMC Pediatrics in 2014. The results of this trial were also presented at the European Society for Paediatric Gastroenterology Hepatology and Nutrition (“ESPGHAN”) Conference (Italy 2011) and the International Society for the Study of Fatty Acids and Lipids (“ISSFAL”) Congress (Vancouver, May 2012).

●
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

●
In October 2012, we completed the clinical phase of a comparative, randomized, double-blinded, multi-centered, 24-week trial, to compare the development of 171 Chinese full term infants, enrolled at five Chinese FDA-approved medical centers in different cities in China, divided into three groups (57 of which were in the control group, 57 of which were given InFat and 57 of which were breast fed). The purpose of the study was to assess the efficacy of infant formula with high percentage of palmitic acid at the sn-2 position (InFat) as compared to standard vegetable oil based infant formula on general gastrointestinal tolerance and fat excretion, reducing calcium soaps formation and stool hardness in Chinese formula-fed term infants on top of prebiotics, a common bioactive ingredient in infant formulas, which was shown to promote nutrient absorption, benefit stool consistency and reduce crying. During the trial, the first group was provided with a diet including InFat, the second was provided with a diet including control standard vegetable oil and the third group was given breast milk to serve as a reference for the trial results. The study aimed to identify the advantages of InFat pertaining to fat absorption and gastrointestinal tolerance in full-term infants on top of prebiotics. Results showed that at six weeks postnatal, the amount of free fatty acids excreted in stool was lower in the sn-2 palmitate and breast milk groups compared to the control group, and most of the fatty acids excreted were in the form of soaps. Importantly, these effects were observed although both InFat and the vegetable oil formula contained prebiotics. These results were presented at the Nutrition & Growth conference in Barcelona in January 2014 and at the ESPGHAN conference in Jerusalem in June 2014. These results were published in a book published by Nova Publisher in 2014. A second outcome of this clinical trial revealed that feeding term infants formula with InFat for the 12 weeks after birth lowered the daily crying duration in comparison to feeding with control formula (P<0.05). The control formula group had higher daily crying duration also in comparison to the breastfed group (P<0.01). A further analysis of the diurnal crying pattern revealed that feeding term infants formula with InFat for the 12 weeks after birth decreased the percentage of infants who cried, especially in the morning and evening hours (P<0.05) compared to infants fed a standard formula. The percentage of infants who cried in the control group was higher in the control group also compared to the breastfed group (P<0.05). There was no difference between the percentage of crying infants at week 12 between infants fed with formula containing InFat and breastfed infants. These results were published in a book by Nova Publisher in 2014 and presented at the ESPGHAN conference in Jerusalem in June 2014.

Krill Oil. In December 2011, we completed a comparative, double-blind, placebo controlled randomized crossover, three phase clinical trial, to compare the absorption of omega-3 fatty acids in both red blood cells and plasma after consumption of krill oil, fish oil or placebo by 24 healthy adult participants. During the trial, each group went through three four-week phases in which they were provided with one of the following three supplements: three grams of our krill oil supplement (K-REAL), three grams of fish oil and three grams of placebo. Between each phase there was an eight-week wash out period before the next supplement was provided. The final results of the trial showed significantly higher levels of absorption of EPA, the sum of EPA and DHA as determined by the omega-3 index, and omega-3 fatty acids in both the plasma and red blood cells when provided krill oil in contrast to either fish oil or the placebo (P<0.05). These results indicate that krill oil has a positive and superior efficacy of the absorption of EPA and omega-3 fatty acids in both the red blood cells and the plasma when compared to fish oil supplements. In addition, the participants completed a questionnaire on status of memory, mood and concentration at the end of each treatment phase. Based on the results of these questionnaires, krill oil treatment was found to improve memory, mood and ability to concentrate compared with fish oil or control treatments. These results were published in Lipids in Health and Disease 2013.

In April 2012, we completed a comparative, single-blind crossover, four-week clinical trial consisting of 20 healthy adults, to compare omega-3 fatty acid absorption after the intake of high potency krill oil and the intake of pure krill oil. During the trial, the group was provided with 1.5 grams of our high potency krill oil (K-REAL). Omega-3 fatty acid absorption was then compared to the levels measured when the same group of adults was provided with twice the amount of pure krill oil as given in a previous trial. The results of the trial showed that both supplements had a similar absorption of omega-3 fatty acids, despite the fact that during the trial the participants provided with high potency krill oil were only given half the quantity of supplementation compared to the previous trial. These results enable us to market to our customers high potency krill oil that allows for the reduction of krill oil consumption by half while retaining the benefits of taking a full dose of pure krill oil.

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

VAYA Pharma segment

Our VAYA Pharma segment is dedicated to the discovery, development, manufacture and marketing of innovative clinically-tested, effective and safe lipid-based medical foods for the cardiovascular and neurological markets, as well as for the pharmaceutical drug markets. Our VAYA Pharma segment currently offers the following products:

Vayarin	Vayacog	Vayarol
For clinical dietary management of certain lipid imbalances associated with ADHD.	For clinical dietary management of certain lipid imbalances associated with early memory impairment.
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

•
Vayacog  — The Vayacog capsule, introduced in 2011, is an orally administered under physician supervision medical food for the clinical dietary management of certain lipid imbalances associated with early memory impairment. These capsules are aimed at people with subjective memory impairment, those suffering from normal age-associated memory decline and people with mild cognitive impairment (MCI). Vayacog contains Lipicogen, a proprietary composition containing DHA-enriched PS omega-3, derived from both fish and soybean.

•
Vayarol  — Our Vayarol product, introduced as a dietary supplement in the United States and Israel in 2007 and 2009, respectively and as a medical food in the United States in 2011, is marketed as an orally administered under physician supervision medical food for the clinical dietary management of hypertriglyceridemia. Outside the United States, Vayarol targets those suffering from hypertriglyceridemia, individuals who are reluctant to start drug therapy for this condition, or those with borderline to moderate mixed hyperlipidemia. In the latter case, it is administered to patients with mild elevation of LDL cholesterol or who are intolerant to statins and other medications. Vayarol contains Lipirolen, a proprietary composition containing phytosterol esters of omega-3, which is derived from fish oil and soybean.

While our current focus is to expand our three current products, we also have a number of VAYA products in various stages of development.

Clinical Validation

VAYA Pharma’s clinical studies have been focused on three therapeutic segments: ADHD, early memory impairment, and hyperlipidemia. Efficacy was evaluated using validated outcome measures, including tools assessed by professional clinicians, raters, and health providers. These studies also monitored safety and tolerability. In the below-described clinical studies, P<0.05 was considered statistically significant. In light of the positive results of the Vayarol clinical trials, we have been in discussions with the FDA regarding the development of Vayarol as a full prescription drug for hypertriglyceridemia. For more information regarding the FDA approval process of Vayarol, see “— Government regulations.”

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

Vayacog. We completed a comparative, double-blinded, randomized placebo controlled 15-week clinical trial, followed by a 15-week open-label extension, to observe the effects of Vayacog on cognitive abilities in 157 elderly persons with memory complaints, divided into two groups. During the trial, one group of participants (79 subjects) received Vayacog and the second group (78 subjects) received a placebo. The purpose of the trial was to evaluate the efficacy and safety of Vayacog in improving the cognitive function of non-demented elderly with memory complaints. The final results of the trial showed that Vayacog had a significant effect, compared to placebo, on improving short-term memory (P<0.05) as well as being safe and well-tolerated by the trial participants. In addition, subgroup analysis suggests that participants with relatively good cognitive performance at the beginning of the study (78 subjects) were more likely to respond to Vayacog. These results indicate that the daily intake of Vayacog can serve as an effective and safe new approach for the clinical dietary management of early memory impairment. The study results were presented in the International Conference on Alzheimer’s Disease (ICAD, 2010) and in Alzheimer’s Disease International conference (ADI, 2010) and published in Dementia and Geriatric Cognitive Disorders in 2010 and 2014, and in BMC Neurology in 2011.

Marketing, sales and distribution

Nutrition segment

We sell our nutrition products to manufacturers of branded products in different markets around the world. Those manufacturers then incorporate them into their own products and sell them to end customers.

Sales and distribution of the InFat product are carried out by AL. In most of our markets sales are conducted directly by AL. See “— Joint Venture with AAK” below. Additionally, AL sells through distributors and agents in Korea, New Zealand, Australia and, along with direct sales to certain brands, in China.

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

VAYA Pharma segment

In the United States, which accounted for the substantial majority of our VAYA Pharma sales in 2014, the marketing and sales of these products are carried out directly by the dedicated sales personnel of our wholly-owned U.S. subsidiary, VAYA Pharma Inc. The vast majority of our VAYA Pharma products are distributed by pharmaceutical wholesalers, with small percentage sold directly to physicians and on-line directly to end users. We currently market our VAYA products in the United States through sales representatives based in large metropolitan areas of nine states and plan to expand our marketing efforts, including by hiring additional sales representatives in the United States.

The products offered by our VAYA Pharma segment are sold in the United States on the basis of their meeting the criteria for medical foods, as enumerated by the FDA. Medical foods are not required to undergo premarket review or approval by the FDA. However, primarily because our VAYA Pharma products are not approved as prescription drugs by the FDA, most consumers purchasing these products in the United States are currently unable to obtain reimbursement from third-party payers under government healthcare or private insurance plans, which generally do not provide reimbursement for medical foods. As of the end of the fourth quarter of 2014, approximately 30% of sales of VAYA Pharma products in the United States received some form of reimbursement. We are attempting to broaden acceptance of our VAYA Pharma products as eligible for reimbursement by third-party payers.

Outside the United States, most of the sales, marketing and distribution of the VAYA Pharma products is carried out by license partners, generally pharmaceutical companies under exclusive license agreements. In Singapore, we have recently established VAYA Pharma PTE Ltd. together with our local partner. The entity’s business model is similar to our U.S. subsidiary subject to the local regulations in Singapore.

Our customers and partners

We sell our nutrition products to manufacturers of branded products in different markets around the world. For example, we have developed relationships with infant formula manufacturers who partner with us in bringing our ingredients for infant formula to the end-user market. With respect to our other Nutrition products, we target customers that have a significant presence in the vitamin and mineral supplement, or VMS, industry within their geographic markets. In our VAYA Pharma segment, the majority of our products are sold directly to customers by our dedicated sales personnel, but we have also partnered with leading pharmaceutical companies to provide our products outside of the United States and Singapore.

Nutrition segment

AL, our 50% owned Swedish joint venture company, seeks to position InFat as a strategic ingredient that enables its customers to strengthen their premium brands of infant formula. We believe that this strategy will help create long-term relationships and customer commitments to InFat.

AL is currently party to strategic agreements with two leading providers of infant nutrition products to the Chinese market. Of these two agreements, we consider the agreement with Biostime to be material to our results of operations because we estimate that sales of InFat attributable to sales by, and under the brand name of, Biostime accounted for between 7% to 9% of our consolidated net revenues in 2014. The agreement contains multi-year minimum purchase undertakings by Biostime and minimum supply guarantees by AL, subject to an agreed pricing formula. We have also entered into agreements with these customers to collaborate on research activities related to infant nutrition products, including working with the customers to upgrade their infant nutrition products. We believe that these collaborative research activities provide additional value to our customers. We do not derive any revenues from these collaborative research activities and they are not material to our business.

AL also seeks to target new infant formula manufacturers and brands to incorporate the InFat products into their products.

Sn-2 palmitate has been incorporated in infant formula products by companies such as Danone, Nestlé and Heinz. AL is a major supplier of the sn-2 palmitate in the market.

During 2014, we commenced sales of Omega-PC together with a joint venture partner.  While we are in discussions with our partner for termination of the joint venture, we are currently considering whether to continue marketing Omega-PC even if the joint venture is terminated.

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

VAYA Pharma segment

In the United States and in Singapore, the marketing and sales of our VAYA Pharma products are carried out directly by the dedicated sales personnel of VAYA Pharma Inc. in the US and of VAYA Pharma PTE Ltd. in Singapore, and the vast majority of products are distributed by pharmaceutical wholesalers with smaller percentage sold to physicians and on-line directly to end users. Outside of the United States and Singapore, where we are not developing our own specialized marketing and sales staff of medical representatives, we seek to partner with leading providers of pharmaceuticals and other health products in specific geographic markets by licensing our VAYA Pharma brands, often on an exclusive basis, in order to leverage our partners’ market presence and distribution capabilities. To date, we have partnered with Teva Pharmaceuticals in Israel, Daewon Pharmaceutical in South Korea and Dexcel Pharma in Ukraine. We do not currently derive material revenues from these arrangements.

Sourcing, manufacture and production

The principal raw materials used by us in the manufacture of our products consist of krill biomass, fish biomass, lecithins and oils derived from fish and certain plants (primarily soybean, canola and sunflower), amino acids, as well as various enzymes.

Krill oil, unlike fish oil, is extracted from its crude biomass in a delicate process, as many of its nutrients are extremely sensitive to heat. The krill used by us is harvested in the cold waters of the Southern Ocean and sold to us primarily pursuant to an agreement between us and the owners of a fishing vessel, as described below. Once harvested, the krill is processed into krill meal aboard the trawler, a process that must be carried out within a short time after capture, primarily in order to prevent the enzymes in the krill from causing a rapid breakdown of the valuable nutrients in the krill. We believe there are approximately ten such vessels with the capability to process raw krill into krill meal. We also purchase krill meal from several agents and recently began purchasing frozen krill.

We have entered into a binding memorandum of understanding, or MOU, with the owners of the vessel, under which we have operated since 2013, together with purchase orders, and intend to enter into a final agreement in the future. According to the terms of the MOU, the fishing vessel will operate according to our needs and demands for krill meal during the annual seven month krill harvesting season from 2013 until 2016. The MOU also provides that in the event of a sale of the vessel, we have a right of first refusal to acquire the vessel. The MOU does not provide termination rights for either party.

Until the first quarter of 2014, the first stage of processing krill meal into crude krill oil was carried out for us by a dedicated contract manufacturer in India.   In 2013, we expanded our Migdal Ha’Emeq manufacturing facility and in the first quarter of 2014 we started to perform the first stage of the extraction process, turning krill meal into crude krill oil, ourselves using technologically advanced equipment and our proprietary processes. The crude krill oil is then processed through purification using our proprietary Multi Stage Oil, or MSO, extraction process, which ensures that the krill oil’s natural attributes remain intact for at least two years (its stated shelf life), without diluting efficacy or potency, to produce our K•REAL products.

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

With the exception of processing a portion of krill meal into crude krill oil, as discussed above, the manufacture of certain grades of our Sharp GPC product, our Omega-PC product and the final InFat product, all of our products are manufactured at our plant in Migdal Ha’Emeq, Israel. See “Item 4.D. Information on Enzymotec — Property, Plants and Equipment — Property and infrastructure” below. In addition, the enzymes used for the manufacture of the InFat product go through a special process, known as immobilization, carried out by us at our Migdal Ha’Emeq plant. We then ship those enzymes to AAK, where they are used as the core element for the production of InFat through the restructuring of the vegetable oils procured by AAK. InFat production currently takes place in the dedicated production facility built and owned by AAK in Karlshamn, Sweden, which has a fully automated production line equipped with the technology to ensure full product consistency. See “— Joint Venture with AAK” below.

The capsulation and packaging of our VAYA Pharma products, which are currently the only products sold by us in final form for use by the end user, is carried out by third-party contractors.

Joint venture with AAK

AL is a joint venture we established with AarhusKarlshamn AB, a Swedish company also known as AAK, regarding the production, marketing, sale and distribution of our InFat product, which is sold to the infant nutrition industry for use in infant formula. AAK is one of the world’s leading manufacturers of specialty vegetable oils and fats. Pursuant to the joint venture agreement, we supply the enzymes used in the manufacture of InFat, and AAK manufactures the final InFat product. For a discussion of the accounting treatment of AL’s results of operations, see “Item 5.A. Operating and Financial Review and Prospects — Operating Results— Joint venture accounting.”

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

Joint venture responsibilities. We are responsible for research and development, as well as business development (including penetration of new markets) and marketing activities on behalf of the JV while drawing on AAK’s expertise. We are also responsible for regulatory matters related to the joint venture. We license the InFat trade name to the joint venture.

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

Termination. The joint venture agreement’s initial term runs until December 31, 2016. Thereafter, the agreement will be automatically extended for consecutive periods of three years, unless terminated by notice of either party at least 12 months prior to a term’s expiration . Additionally, the agreement may be terminated in customary circumstances, such as in the case of intentional material breach of the agreement or if a partner becomes controlled by a competitor of AL. The joint venture agreement provides for a mechanism that would allow one partner to acquire all of the shares in AL held by the other partner upon termination of the joint venture. Specifically, in the event that one party notifies the other party of its intent to terminate the agreement (other than in the case of an intentional, material breach that causes grave and serious damage), either party may notify the other of its intent to buy the other party’s shares in AL by making an unconditional, irrevocable offer to purchase the other party’s shares. The agreement also provides for a counteroffer mechanism, such that the party who is willing to pay the highest price for AL will be entitled to purchase the other party’s shares in AL. Additionally, in cases of an intentional material breach of the agreement causing grave and serious damage (subject to a 90-day cure period), the non-breaching party has the right to purchase the shares of the breaching party for no consideration and to continue the business of AL post termination.  This includes extending the supply obligations (or any other obligations) of the breaching party necessary to conduct the business of AL post-termination for a period of three years.

Dispute with AAK. In May 2014, AAK submitted a request for arbitration against us seeking certain declaratory relief with respect to the joint venture agreement.  AAK alleges that our disclosures in connection with our initial public offering violated the non-disclosure obligations related to AL contained in the joint venture agreement. It is our position based on legal advice we received that we were permitted to disclose information related to AL and required to be disclosed under law in connection with our initial public offering, as well as subsequently in connection with our public company status, and we believe that we have complied with the other limitations in the joint venture agreement. AAK also sought a declaration that following notice of termination provided by one party, if neither party provides the other party with a buy-sell notice before December 31, 2016, the joint venture will terminate.  We filed counterclaims against AAK with respect to certain disputed operational issues which we raised and for AAK’s conduct during our initial public offering.  See “Item 3.D. Key Information — Risk Factors — Risks relating to our business and Industry — We rely on AAK, our Swedish joint venture partner to manufacture InFat, and certain matters related to the joint venture are the subject of a disagreement.”

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

Nutrition

With respect to the InFat product, we currently compete with one other company offering an sn-2 palmitate product, IOI Loders Croklaan, a Malaysian company, which offers a product under the Betapol brand name. We expect that others may seek to enter the sn-2 palmitate market. Further, InFat competes with other products in the general infant nutritional product market. The majority of market participants are currently using various vegetable oil blends, although bovine milk fat is also used to some extent. Accordingly, our main challenge in this market is to enlarge InFat’s market share by convincing customers to use InFat instead of lower-cost regular vegetable oil. We believe that as the sn-2 palmitate market share grows, it will encourage more specialty oil producers to endeavor to develop and offer competitive products.

With respect to our krill products, as we expected, krill oil suppliers have recently increased capacity due to strong market growth in 2013 and the general decline in the krill oil market in 2014 resulted in intensified competition.  Our three principal competitors in the krill oil market are: Aker BioMarine AS (which recently merged with Aker Seafoods Holding AS), a Norwegian company; Neptune Technologies & Bioressources Inc., a Canadian company; and Rimfrost USA, LLC, a joint venture of Avoca, Inc., and Olympic Seafood AS. In the PS market, our principal competitors are Chemi Nutraceuticals Inc., Lipoid GmbH and Lipogen Ltd.  We expect that competition will remain intense with significant manufacturing capacity available among our competitors.

VAYA Pharma

Our VAYA Pharma products currently face little direct competition in the medical foods market. However, even though we are positioning ourselves as a first line therapy, the present major growth challenge, principally in the United States, which constitutes our largest market for medical foods products, is that physicians may prefer to prescribe prescription drugs produced by pharmaceutical drug manufacturers rather than our medical food products. Further, potential customers may prefer to use prescription drugs instead of our medical foods products, as they may be deterred from purchasing our products due to the present lack of reimbursement from third party payers. The prescriptions likely to be prescribed by physicians and used by patients include drugs produced by large, well-established pharmaceutical companies as well as specialty pharmaceutical sales and marketing companies and specialized cardiovascular disease, or CVD, biopharmaceutical companies. For our Vayarol product, the principal prescription drugs with which we compete include Lovaza, marketed by GlaxoSmithKline plc, Niaspan marketed by AbbVie (formerly Abbott Laboratories), and Vascepa marketed by Amarin Corporation plc; for our Vayarin product, Strattera produced by Eli Lilly & Co., Intuniv (guanfacine) produced by Shire plc, and generic products, such as Ritalin. We believe there are not presently any drugs that address the indication addressed by Vayacog in the market.

Our VAYA Pharma products currently face little direct competition from other medical foods manufacturers, as we believe that there are high barriers to entry in the medical foods market. While they do not currently market medical foods that compete with our products, we are aware that large multi-national nutrition companies, such as Abbott Laboratories, Nestlé and Danone (through its clinical nutrition subsidiary, Numico N.V.) have expressed interest in the medical food market. Such potential competitors may have greater financial, technical, marketing and other resources than those available to us and, accordingly, the ability to devote greater resources than we can to the development, promotion, sale and support of products. However, even if such companies do enter the medical food market, we would not view them as significant competitors to the extent that their medical foods products address different indications than our medical foods products.

Government regulation

Nutrition Segment

The selling and marketing of our nutrition products are generally subject to comprehensive laws, regulations and standards enforced by various regional, national and local regulatory bodies, including the FDA in the United States, the European Commission in the European Union, the Therapeutic Goods Administration (the “TGA”) in Australia, the Ministry of Health in China, the Ministry of Health in Israel and others.

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

We have conducted comprehensive safety evaluations of our InFat, Sharp PS, Sharp PS Gold, Sharp PS Green and krill oil ingredients, which were found to be GRAS following a review by qualified experts. We have voluntarily notified the FDA of our GRAS determinations and received a “no questions” response letter from the FDA advising us that the FDA accepts our conclusions that these ingredients are GRAS. We have submitted the dossier for Omega-PC to the FDA in order to receive GRAS determinations for it. In addition, we obtained regulatory approvals for our ingredients in main markets such as Europe, China and Australia as well as other countries in Asia and America.

The selling and marketing of our nutrition products are generally subject to comprehensive laws, regulations and standards enforced by various regional, national and local regulatory bodies, including the FDA in the United States, the European Commission in the European Union, the TGA in Australia, the Ministry of Health in China and the Ministry of Health in Israel.

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

The FDA has recently issued warning letters to other medical food companies challenging the classification of their products as “medical food.” We believe that these letters indicate that the FDA may be applying a more narrow interpretation of what qualifies as a “medical food.” Given this enhanced focus on medical food companies, we cannot provide any assurance that we will not also receive such a letter and the FDA could take the position that one or more of our medical foods products may not be lawfully sold in the United States as “medical food.” If such a challenge were to occur we could incur significant costs associated with responding and defending our products’ status as medical foods and ultimately litigation. If we are not able to demonstrate to the FDA’s satisfaction that the product(s) meet the regulatory requirements for “medical foods,” we may be forced to suspend sale and distribution of such products in the U.S. market or attempt to reposition the products as a supplement.

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

We may use our R&D platform to seek to penetrate the prescription pharmaceuticals market. In 2010, we commenced the process of seeking FDA approval for Vayarol as a prescription drug for the reduction of triglyceride levels in patients with hypertriglyceridemia. We submitted an Investigational New Drug Application, or IND, briefing package to the FDA in April 2013. Based on comments we received from the FDA and a subsequent teleconference with FDA representatives, we believe that the FDA would require us to design a more extensive Phase 3 clinical trial.  In light of the FDA’s expanded requirements for the investigational program and the crowded market for hypertriglyceridemia treatments, we have decided to hold further activities with respect to Vayarol and are evaluating our next steps, reconsidering the costs and benefits of this project or initiation of this project with one of our other products for a different indication with greater commercial opportunity.

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

In addition, laws and regulations relating to environmental matters are often subject to change. In the event of any changes or new laws or regulations, we could be subject to new compliance measures or to penalties for activities which were previously permitted. For instance, new Israeli regulations were promulgated in 2012 relating to the discharge of sewage by plants into the sewer system. These regulations establish new and potentially significant fines for discharging forbidden or irregular sewage into the sewage system. In addition, our manufacturing processes include pollutant emissions, which at peak capacity approach maximum permitted levels. Accordingly, we recently completed the installation of an emissions treatment solution in our current facility.

C. Organizational Structure

The legal name of our company is Enzymotec Ltd. and we are organized under the laws of the State of Israel. We have three wholly-owned subsidiaries: Enzymotec USA, Inc. and VAYA Pharma, Inc., both incorporated in the United States and Enzymotec Australia Pty Ltd. incorporated in Australia. We also have a 50%-owned joint venture in Advanced Lipids AB, a Swedish company, a 50%-owned joint venture in Advanced Omega A/S, a Danish company, and we own 80% of VAYA Pharma PTE Ltd., a Singapore company.

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

In addition, in 2013, we completed construction of an approximately 7,500 square feet extension to our production plant. This extension has enhanced our production capabilities and is equipped to enable us to extract crude krill oil ourselves from krill meal using new and technologically advanced equipment and proprietary processes. All of the krill oil extraction process, which was previously exclusively performed for us by a contract manufacturer in India has been brought in-house in 2014 and the agreement with the Indian manufacturer has been terminated.

Our plant utilities infrastructure (including, among other items, a steam boiler, cooling and chilled water systems and a water purification system) are designed to support 100% expansion of production beyond our expected capacity upon the completion of our current expansion, as discussed above.

In October 2011, we exercised an option for a long-term (98-year) lease for an adjoining plot of approximately 107,600 square feet from the Israel Land Administration for approximately $60,000, with additional related payments of approximately $370,000 to the Israeli Ministry of Economy (formerly the Ministry of Industry, Trade and Labor), upon which we may build an additional manufacturing facility. This plot is held pursuant to, and for the remainder of the term of, the lease of the plot upon which our current facilities are built. Pursuant to our lease agreement, we are obligated to complete certain construction projects by August 2016 and to the extent that we determine that we will not meet such obligations, we will enter into negotiations with the Israel Land Administration to modify the terms of our lease.

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
•
In the fourth quarter of 2013, we completed our manufacturing facility expansion project, which has enabled us to move the entire krill oil extraction process, which we previously outsourced, in-house. We also completed our initial public offering and listing on the NASDAQ Global Select Market.

•
In 2014, we began extracting krill oil in house and we established Enzymotec Australia PTY Ltd. in Australia and VAYA Pharma PTE Ltd. in Singapore to expand our in house sales and marketing capabilities.

A. Operating Results

Components of our statements of operations

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

VAYA Pharma segment

We sell our VAYA Pharma products in the United States as medical food through wholesalers of pharmaceutical products. Outside of the United States, we sell our VAYA Pharma products to pharmaceutical companies in various countries. We rely upon those pharmaceutical companies not only to distribute our products, but to execute substantially all selling and marketing activities related to our VAYA Pharma products in those countries. Under U.S. law, distributors of medical food have the right to return unused products. Accordingly, we recognize revenues from the sale of VAYA Pharma products in the United States net of provisions for returns that can be reasonably estimated, cash discounts and distribution fees to wholesalers.

 Net revenues by geographical region

The following table presents net revenues by geographic breakdown of customers in dollars and as a percentage of net revenues for the periods indicated. This data refers to the location of the customer to whom we directly sell and does not take into consideration the location of the end-user (to the extent it is different).

	Year ended December 31,
	2012		2013		2014
	Net Revenues	Percentage	Net Revenues	Percentage	Net Revenues	Percentage
	($ in thousands)
Geographical region
North America	$17,487	46%	$35,458	55%	$25,810	55%
Europe	6,828	18	10,382	15	10,395	22
Australia & New Zealand	11,763	31	10,811	17	2,388	5
Asia	1,497	4	7,735	12	7,019	15
Israel	292	1	589	1	1,491	3
Total	$37,867	100%	$64,975	100%	$47,103	100%

Many of the sales made by our European, Australian and New Zealand customers are made into Asia and we believe that approximately 30% of our net revenues are derived from end customers in Asia.

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

 Nutrition

Gross profit of our Nutrition segment is primarily a function of the cost of raw materials, which comprised the majority of the costs of revenues in the year ended December 31, 2014 under the proportionate consolidation method. With respect to our InFat product, the cost of raw materials comprised a majority of the costs of revenues of AL in 2014. While certain of AL’s customer contracts contain pricing formulae under which the prices of products are adjusted to reflect changes in the costs of raw materials, the adjustments do not fully insulate AL from such changes. In addition, even where InFat prices are adjusted pursuant to customer contracts that contain pricing formulae, increases in price can adversely affect sales and also expose AL to increased competition. AL’s gross profit is also influenced by the mix of products sold, as the InFat products with the higher levels of concentration of our proprietary sn-2 palmitate component carry higher profit margins than the other InFat blends that we offer.

Further, a material portion of our costs of revenues for our nutritional ingredients is comprised of the costs of sourcing raw krill meal and extracting krill oil from the meal. We currently purchase the majority of the krill meal pursuant to an agreement with the owners of a vessel that harvests Antarctic krill and processes the freshly caught krill into krill meal. Pursuant to this agreement, the price we pay for krill meal is based on a minimum fixed price through the end of 2016 that is subject to upward adjustment depending on the quality of the krill meal.  In 2014, we also purchased frozen krill, which following processing into krill meal, we intend to begin using in 2015.  We entered into a toll processing agreement with a third party to process krill meal from the frozen krill.  In general, purchasing frozen krill and processing it into krill meal is significantly more costly than krill harvested by vessels that process krill meal onboard which will likely cause our gross margin to be lower in 2015.

Prior to 2014, our costs related to our krill products also included payments to an Indian manufacturer for processing krill meal and extracting krill oil, which resulted in lower gross profits. In addition, our gross profit is affected by the quality of the krill meal we source, meaning the level of oils found in the krill meal, as higher quality krill meal results in greater yield and less processing.  During 2013, we expanded our Migdal Ha’Emeq manufacturing facility and equipped it to enable us to extract krill oil ourselves using technologically advanced equipment and processes. In the first quarter of 2014 we moved the entire krill oil extraction process in-house. This has helped us to save all processing costs, which were approximately $1.6 million in 2013, which had previously been paid to our Indian manufacturer. In addition, moving the extraction process in house has enabled us to sell many of the marketable byproducts of the krill oil extraction process that we previously could not sell due to Indian export restrictions, thereby further increasing revenues and gross profit.  The extraction process at our new facility is also more efficient than it had been at our outsourced manufacturer due to our use of new technologies. Accordingly, we believe that this move has positively impacted and will positively impact the gross profit of our Nutrition segment.  We anticipate that our more efficient process may offset the additional cost of our using frozen krill alongside the krill harvested by vessel.

VAYA Pharma

The gross profit of VAYA Pharma is influenced primarily by the sale prices of its products. The gross profit from sales of VAYA Pharma products in the United States is higher than the gross profit from sales in other markets due to the fact that we perform sales and marketing of VAYA Pharma products in the United States through our dedicated sales staff, and accordingly charge higher sales prices to our wholesale distributors than to distributors in other countries who perform sales and marketing functions for us. The costs of revenues are primarily comprised of costs of production, which accounted for approximately 75% of costs of revenues in 2014, and encapsulation, packaging and bottling of these products, which accounted for substantially the entire balance of the segment’s costs of revenues in 2014.

Operating expenses

Research and development expenses

Research and development expenses consist primarily of salaries and other employee benefits of our research and development personnel, costs of clinical trials and laboratory expenses, which include materials and depreciation of laboratory equipment. Research and development expenses are presented net of grants received from Israel’s OCS. For additional information regarding these grants, see “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Government Grants.” We charge all research and development expenses to operations as they are incurred. We expect research and development expenses to increase in absolute terms as we continue to conduct clinical trials this year to reinforce the science as well as develop new indications of our products.  In 2014, we initiated a study for Vayarin for adults with ADHD, a long-term study for Vayacog for patients with mild cognitive impairment, and a study for a product for children with Autism Spectrum Disorder

Selling and marketing expenses

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

General and administrative expenses

General and administrative expenses consist primarily of salaries and other employee benefits for our managerial and administrative personnel, together with associated overhead costs. Other significant general and administrative costs include professional fees for accounting and legal services. If our sales grow, we expect our general and administrative expenses to increase in absolute terms, but to decrease as a percentage of our consolidated net revenues.

Financial income (expenses), net

Financial income (expenses) consist of interest income accrued on our bank deposits and marketable securities, changes in the fair value of foreign currency forward transactions which are not qualified as hedge transactions, foreign currency gains and losses and interest paid in respect of our long-term liabilities under our September 2009 bank financing agreement which was repaid in full in January 2014. For more information regarding these facilities, please see “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources”

Currency exchange rates

As our functional currency for all of our operations other than AL is the dollar, any movements in the currencies of other countries in which we operate can have an impact on our operating results. While the majority of our sales are in dollars and most of our expenses are in dollars, we do have exposure to the Euro and NIS. In addition, the functional currency of AL, is the Swedish Krona, and therefore the results of operations of our Nutrition segment, as reported in Note 5 to our consolidated financial statements included elsewhere in this annual report, are also influenced by fluctuations of the dollar against the Swedish Krona. For a discussion of our efforts to reduce our exposure to exchange rate fluctuations, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Taxes on income

The standard corporate tax rate in Israel is 26.5%; for the 2012 and 2013 tax years it was 25%.

As discussed in greater detail below under “Item 10.E. Additional Information — Taxation — Israeli tax considerations and government programs,” we have received various tax benefits under the Investment Law. Under the Investment Law, our effective tax rate to be paid with respect to our Israeli taxable income under these benefits programs is 0%. The majority of the benefits we receive under the Investment Law are pursuant to programs that are scheduled to expire in 2022.

Under the Investment Law and other Israeli legislation, we are entitled to certain additional tax benefits, including accelerated depreciation and amortization rates for tax purposes on certain assets, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes.

Our non-Israeli subsidiaries are taxed according to the tax laws in their respective jurisdictions of organization. We estimate our effective tax rate for the coming years based on the planned future financial results of our current business in existing and new markets and the key factors affecting our tax liability. Accordingly, we estimate that our effective tax rate will be lower than 10% of our income before taxes on income for the years 2015 through 2017.

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

Comparison of year-to-year results of operations

The following table sets forth certain consolidated statement of income data as a percentage of total net revenues for the years indicated. All items are included in, or derived from, our consolidated statements of operations. The year-to-year comparison of financial results is not necessarily indicative of future results.

	Year ended December 31,
	2012	2013	2014
Net revenues	100.0%	100.0%	100.0%
Cost of revenues	52.3	49.4	38.9
Gross profit	47.7	50.6	61.1
Operating expenses
Research and development, net	12.2	9.2	12.7
Selling and marketing	13.7	10.4	17.1
General and administrative	7.8	13.0	15.9
Total operating expenses	33.7	32.5	45.7
Operating income	14.0	18.1	15.4
Financial income (expense), net	(1.4)	(0.8)	1.1
Income before taxes on income	12.6	17.3	16.5
Taxes on income	(0.5)	(0.5)	(0.1)
Share in profits of equity investee	0.5	0.8	0.1
Net income	12.6%	17.5%	16.6%

Year ended December 31, 2014 compared with year ended December 31, 2013

Net revenues

Total net revenues decreased by $17.9 million, or 27.5%, to $47.1 million in the year ended December 31, 2014 from $65.0 million in the year ended December 31, 2013. The decrease was due to a decrease of $19.1 million in sales of our Nutrition segment partially offset by an increase of $1.2 million in sales of our VAYA Pharma segment.

Nutrition segment

Based on the equity method of accounting for our joint venture, net revenues of our Nutrition segment in the year ended December 31, 2014 were $41.5 million, representing a decrease of 31.5% from net revenues of $60.5 million in the year ended December 31, 2013. Based on the proportionate consolidation method, net revenues of our Nutrition segment in the year ended December 31, 2014 were $55.8 million, representing a decrease of 26.7% from net revenues of $76.2 million in the year ended December 31, 2013. The change was due to: (i) a decrease of $15.8 million in the volume of sales of krill products, representing a decrease of 45.2% in the sales of these products from the year ended December 31, 2013, driven primarily by decreased sales in the United States and in Australia. Approximately $8.4 million of the decrease in sales of krill products was from one customer in the United States that had not placed orders with us since the second quarter of-2014. In addition, approximately $5.7 million of the decrease in sales of krill products was from our distributor in Australia, as a result of the decreased demand for krill and Omega-3 products in the Australian market, (ii) a decrease of $4.6 million in InFat sales (based on the proportionate consolidation method) by AL, resulting primarily from the Chinese infant formula market undergoing a shift in how infant formula is sold. Historically, local brands, where a majority of AL customers are positioned, were sold primarily through supermarkets and health stores.  Increasingly, sales are migrating to an e-commerce platform, thereby inviting increased competition and affecting the market share of AL customers. In addition, new Chinese regulation which became effective in 2014 required both domestic and foreign infant formula companies, including some of AL’s customers, to make certain changes to their supply and production chain.  This had a short term effect on the sales of AL’s customers and correspondingly on InFat which is an ingredient in some of AL’s customer’s infant formulas.

VAYA Pharma segment

Net revenues for our VAYA Pharma segment in the year ended December 31, 2014 were $5.6 million, representing an increase of 26.9% over net revenues of $4.4 million in the year ended December 31, 2013. The increase in net revenues reflected increased volume of sales as we continued penetrating the U.S. market.

Cost of revenues and gross profit

 The following table presents net revenues, cost of revenues and gross profit in dollars and as a percentage of net revenues for the years indicated, and the percentage change in such amounts year-over-year:

	Year ended December 31,		Change in		As a percentage of net revenues for the year ended December 31,
	2013	2014	dollars	percentage	2013	2014
	(in thousands)
Net revenues	$64,975	47,103	$(17,872)	(27.5)%
Cost of revenues	32,110	18,316	(13,794)	(43.0)%	49.4%	38.9%
Gross profit	$32,865	28,787	$(4,078)	(12.4)%)	50.6%	61.1%

Gross profit decreased by $4.1 million, or 12.4%, to $28.8 million in the year ended December 31, 2014, from $32.9 million in the year ended December 31, 2013. The decrease in absolute gross profit relates primarily to our decreased volume of sales in the year ended December 31, 2014, compared to the year ended December 31, 2013.

Gross profit margin increased to 61.1% for the year ended December 31, 2014 from 50.6% for the year ended December 31, 2013. Approximately 680 basis points of the increase in gross profit margin were due to the operation of our new extraction facility and other improvements in production efficiency.  Approximately 370 basis points of the increase in gross profit margin resulted from changes in the mix of products sold, as net revenues in the year ended December 31, 2014 reflected an increase in the volume of sales of InFat (as a percentage of consolidated sales) which when accounted for by the equity method carry a higher gross margin, and an increase in sales of VAYA Pharma products, which carry a higher gross margin than some of our other products.

Nutrition segment

Based on the equity method of accounting for our joint venture, gross profit of our Nutrition segment in the year ended December 31, 2014 decreased by $5.1 million, to $24.6 million, from $29.7 million in the year ended December 31, 2013, and gross profit margin increased to 59.4% in the year ended December 31, 2014 from 49.1% in the year ended December 31, 2013. Based on the proportionate consolidation method, gross profit of our Nutrition segment in the year ended December 31, 2014 decreased by $5.2 million to $25.2 million from $30.4 million in the year ended December 31, 2013, and gross profit margin increased to 45.2% in the year ended December 31, 2014 from 39.9% in the year ended December 31, 2013. The decrease in absolute gross profit was due to lower volume of sales of our Nutrition products. The increase in gross profit margin was due primarily to improvements in production efficiency as well as to a higher volume of sales of InFat in the year ended December 31, 2014 in relation to other Nutrition products. InFat, which when accounted for by the equity method, carries a higher margin than other Nutrition products.

VAYA Pharma segment

 Gross profit for our VAYA Pharma segment in the year ended December 31, 2014 increased by $1.0 million to $4.2 million from $3.2 million in the year ended December 31, 2013, due to increased volume of sales. Gross profit margin increased to 74.6% in the year ended December 31, 2014 from 71.8% in the year ended December 31, 2013, primarily due to increased volume of sales in the United States, where our gross margins on sales of VAYA Pharma products are higher than in other markets.

 Operating expenses

The following table presents the types of operating expenses in dollars and as a percentage of net revenues for the years indicated, and the percentage change in such amounts year-over-year:

	Year ended December 31, 2013		Year-over-year change		Year ended December 31, 2014
	($ in thousands)	Percentage of total net revenues	($ in thousands)	(Percentage)	($ in thousands)	Percentage of total net revenues
Research and development, net	$5,947	9.2%	$39	0.7%	$5,986	12.7%
Selling and marketing	6,725	10.4	1,309	19.5	8,034	17.1
General and administrative	8,434	13.0	(959)	(11.4)	7,475	15.9
Total operating expenses	$21,106	32.5%	$389	1.8%	$21,495	45.7%

Research and development expenses slightly increased by $39,000, to $6.0 million in the year ended December 31, 2014, from $5.9 million in the year ended December 31, 2013. As a percentage of net revenues, our research and development expenses increased to 12.7% in the year ended December 31, 2014 from 9.2% in the year ended December 31, 2013. The increase in absolute amounts reflected an increase of $0.3 million in expenses related to clinical trials partially offset by a decrease of $0.2 million in laboratory expenses. The increase in research and development expenses as a percentage of net revenues reflected the overall decrease in net revenues. Grants from the OCS decreased by $52,000, or 26.4%, to $0.1 million in the year ended December 31, 2014, from $0.2 million in the year ended December 31, 2013.

Selling and marketing expenses increased by $1.3 million, or 19.5%, to $8.0 million in the year ended December 31, 2014, from $6.7 million in the year ended December 31, 2013. As a percentage of net revenues our selling and marketing expenses increased to 17.1% in the year ended December 31, 2014 from 10.4% in the year ended December 31, 2013. The increase in selling and marketing expenses both as an absolute amount and as a percentage of net revenues reflected primarily an increase of $0.6 million in salaries, due primarily to the addition of sales personnel for the VAYA Pharma segment in the United States and an increase of $0.2 million in marketing activities (primarily marketing activities related to the marketing of VAYA Pharma products) and also due to an increase in license amortization expenses of $0.4 million related to the settlement and license agreement signed with Neptune Technologies & Bioresources Inc. and Acasti Pharma Inc. Sales and marketing expenses as a percentage of net revenues was also impacted by the overall decrease in net revenues.

General and administrative expenses decreased by $1.0 million, or 11.4%, to $7.5 million in the year ended December 31, 2014, from $8.4 million in the year ended December 31, 2013. As a percentage of net revenues, our general and administrative expenses increased to 15.9% in the year ended December 31, 2014 from 13.0% in the year ended December 31, 2013. The decrease in general and administrative expenses as an absolute amount was due to a decrease in litigation expenses of $1.0 million (mainly related to a decrease in Neptune patent litigation offset by an increase in litigation costs related to the arbitration with AAK and the class action.  The decrease was also due to a decrease of $1.0 million in salaries (mainly related to the bonuses granted to certain of our employees in connection with our initial public offering, or IPO, in October 2013 that were recorded in the fourth quarter of 2013), as well as a decrease in share-based compensation expenses of $0.4 million (primarily as a result of the acceleration of vesting of options in the fourth quarter of 2013 related to the IPO). This was partially offset by expenses of $0.4 million related to the secondary offering we conducted in February 2014, other expenses of $0.7 million relating to being a public company and an increase of $0.2 million in allowance for doubtful accounts.  The increase in general and administrative expenses as a percentage of net revenues reflected the overall decrease in net revenues, partially offset by the decrease in the absolute amount of general and administrative expenses.  We anticipate that general and administrative expenses may increase in 2015 as a result of legal costs relating to the arbitration with AAK.

Financial income (expenses), net

The following table presents our financial income (expenses), net, in dollars and as a percentage of net revenues for the years indicated, and the percentage change in such amounts year-over-year:

	Year ended December 31, 2013	Year-over-year change	Year ended December 31, 2014
	(in thousands)
Financial income (expenses), net	$(531)	$1,030	$499
Percentage of total net revenues	(0.8)%		1.1%

For the year ended December 31, 2014, financial income was $0.5 million, compared to financial expenses of $0.5 million for the year ended December 31, 2013, primarily due to decrease in financial expenses of $0.5 million related to the long-term loans that were repaid in January 2014, interest received and accrued on our bank deposits and marketable securities of $0.3 million and foreign currency exchange differences of $0.3 million, partially offset by a decrease in gain in respect of derivatives of $0.1 million.

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

 Cost of revenues and gross profit

The following table presents net revenues, cost of revenues and gross profit in dollars and as a percentage of net revenues for the years indicated, and the percentage change in such amounts year-over-year:

	Year ended December 31,		Increase in		As a percentage of net revenues for the year ended December 31,
	2012	2013	dollars	percentage	2012	2013
	(in thousands)
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

VAYA Pharma segment

Gross profit for our VAYA Pharma segment in the year ended December 31, 2013 increased by $1.9 million to $3.2 million from $1.2 million in the year ended December 31, 2012, due to increased volume of sales. Gross profit margin increased to 71.8% in the year ended December 31, 2013 from 67.9% in the year ended December 31, 2012, primarily due to increased volume of sales in the United States, where our gross margins on sales of VAYA Pharma products are higher than in other markets.

Operating expenses

The following table presents the types of operating expenses in dollars and as a percentage of net revenues for the years indicated, and the percentage change in such amounts year-over-year:

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

The increase in absolute amounts reflected an increase of $2.6 million incurred in connection with the Neptune patent litigation, an increase of $1.6 million in salaries ($1.0 million of which relates to the bonuses granted to certain of our employees in connection with our initial public offering), an increase of $0.8 million in share-based compensation expense, primarily related to the issuance of restricted shares to two of our directors and the acceleration of options upon our initial public offering and an increase of $0.4 million in audit and legal expenses. The increase in general and administrative expenses as a percentage of net revenues reflected the increase in absolute amount, partially offset by the increase in net revenues in both segments.

Financial expenses, net

The following table presents our financial expenses, net, in dollars and as a percentage of net revenues for the years indicated, and the percentage change in such amounts year-over-year:

	Year ended December 31, 2012	Year-over-year change	Year ended December 31, 2013
	(in thousands)
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

Seasonality

Our revenues generally are not affected by seasonality.

Critical accounting estimates and assumptions

 We have prepared our consolidated financial statements and related disclosures in conformity with U.S. GAAP. This has required us to make estimates based on our judgments and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. See “Item 3.D. Key Information—Risk factors” for a discussion of the possible risks which may affect these estimates. Note 1 to our consolidated financial statements contained elsewhere in this annual report describes the significant accounting policies and principles that are used to prepare our consolidated financial statements.

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

We provide a right of return to U.S. distributors upon expiration of the medical food products sold in the VAYA Pharma segment, in compliance with applicable regulations. The majority of our product returns are the result of product dating. Accordingly, we record a reserve for estimated sales returns based on historical experience with actual returns, as well as specific factors, such as levels of inventory in the distribution channel, product dating and expiration. Returns to date have been inconsequential. Revenues from product sales are also recorded net of cash discounts and distribution fees, which can be reasonably estimated.

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

Early Exercise Multiple. The early exercise multiple was based on the early exercise multiple data of publicly traded comparable companies with a trading history as long as the contractual term.

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

Taxes on income

Deferred income taxes are determined by the asset and liability method based on the estimated future tax effects of differences between the financial accounting and the tax bases of assets and liabilities under the applicable tax law. Deferred tax balances are computed using the tax rates expected to be in effect at the time when these differences reverse. Valuation allowances in respect of the deferred tax assets are provided when it is more likely than not that all or a portion of the deferred income tax assets will not be realized. See Note 11g to our consolidated financial statements contained elsewhere in this annual report for additional information regarding the composition of the deferred taxes.

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

Contingencies

Certain conditions may exist as of the date of our financial statements, which may result in a loss to us but which will only be resolved when one or more future events occur or fail to occur. We assess such contingent liabilities and estimated legal fees, if any, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against us, or unasserted claims that may result in such proceedings, we evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

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

Impairment of long-lived assets

We test long-lived assets (including intangible assets) for impairment whenever events or circumstances present an indication of impairment. If the sum of expected future cash flows (undiscounted and without interest charges) of the assets is less than the carrying amount of such assets, an impairment loss would be recognized. The assets would be written down to their estimated fair values, calculated based on the present value of expected future cash flows (discounted cash flows), or some other fair value measure. As of December 31, 2014, 2013 and 2012, we did not recognize an impairment loss for its long-lived assets.

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

Recently Issued Accounting Pronouncements

See note 1 to our consolidated financial statements.

B. Liquidity and Capital Resources

 Liquidity

A summary of our statement of cash flows for the years ended December 31, 2012, 2013 and 2014 is as follows:

	Year ended December 31,
	2012	2013	2014
	(in thousands)
Net income	$4,782	$11,395	$7,838
Depreciation and amortization	1,422	1,551	2,308
Change in inventories	(3,100)	(2,584)	(9,629)
Change in accounts receivable	(3,806)	(6,965)	5,304
Change in accounts payable and accruals	3,590	3,052	3,868
Net cash provided by operating activities	3,023	7,390	1,965
Net cash used in investing activities	(1,278)	(5,025)	(63,558)
Net cash provided by (used in) financing activities	(3,803)	69,336	(2,522)
Net increase (decrease) in cash and cash equivalents	(2,058)	71,701	(64,115)
Balance of cash and cash equivalents at end of year	2,729	74,430	10,315

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

 We generated $2.0 million in cash from operating activities in the year ended December 31, 2014, while in the year ended December 31, 2013 we generated $7.4 million from operating activities. Cash from operating activities in the year ended December 31, 2014 was due primarily to our achieving net income of $7.8 million and to a decrease of $5.3 million in accounts receivable due to the decreased sales, as well as $2.3 million in depreciation and amortization and $0.9 million in share-based compensation expense. This was partially offset by an increase of $9.6 million in inventories reflecting our strategy of building inventories from certain single source suppliers to partially manage supply risk as well as a result of the decreased sales, share of profits of equity investee of $0.5 million and a decrease of $3.9 million in accounts payable due to the decreased activity in the fourth quarter of 2014 compared to the activity in the fourth quarter of 2013. Cash from operating activities in the year ended December 31, 2013 was due primarily to our achieving net income of $11.4 million and to an increase of $3.1 million in accounts payable reflecting primarily increased purchases of raw materials due to increased activity, as well as $1.6 million in depreciation and amortization and $1.1 million in share-based compensation expense. This was partially offset by an increase of $2.6 million in inventories reflecting our increased activity as well as our strategy of building inventories from certain single source suppliers to partially manage supply risk and an increase of $7.0 million in accounts receivable due to increased sales.

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

 Working capital

Our working capital, which we define as accounts receivable plus inventory less accounts payable, increased from $20.7 million at December 31, 2013 to $29.3 million at December 31, 2014 due to an increase in inventory of $9.6 million and a decrease in accounts payable of $4.0 million, partially offset by a decrease in accounts receivables of $5.0 million. Working capital as a percentage of net revenues increased from 31.8% at December 31, 2013 to 62.2% at December 31, 2014, mainly reflecting increases in our inventories conversion period as a result of our strategy of building inventories from certain single source suppliers to partially manage supply risk as well as a result of the decreased sales.  Working capital increased from $14.1 million at December 31, 2012 to $20.7 million at December 31, 2013. However, working capital as a percentage of net revenues decreased from 37.2% at December 31, 2012 to 31.8% at December 31, 2013, reflecting a decrease in days of sales outstanding and in our inventories conversion period.

Cash flows used in investing activities

In the year ended December 31, 2014, we invested the substantial portion of the cash proceeds of the offerings of our securities into bank deposits and marketable securities.  Otherwise, the majority of our investment activities have historically been related to the construction and expansion of our manufacturing facilities and the purchase of manufacturing equipment and components for our production lines. Cash flows used in investing activities in the year ended December 31, 2014 amounted to $63.6 which reflects primarily our investment of $62.5 million, mostly comprised of proceeds from our IPO, in bank deposits and marketable securities, purchase of property, plant and equipment and intangible assets of $6.4 million (mainly related to the construction and expansion of our manufacturing facility and the one-time settlement payment to Neptune), partially offset by $5.3 million in proceeds from the sale of marketable securities.  Cash flows used in investing activities in the year ended December 31, 2013 amounted to $5.0 million that was mainly related to our manufacturing facility expansion project, which has enabled us to extract krill oil from krill meal ourselves using technologically advanced equipment and proprietary processes. Cash flows used in investing activities in the year ended December 31, 2012 amounted to $1.2 million and related primarily to normal capital expenditures.

We expect cash used in investing activities to increase significantly when and if we will commence the construction on our new manufacturing facility. While we anticipate that construction of this new facility will require significant capital expenditures, we have not yet started construction of the facility or even entered into contracts relating to the construction and therefore it would not be completed, if we do undertake it, before 2016. The timing and amount of the capital expenditures associated with this project, if we do undertake it, is uncertain.  In addition, cash used in investing activities would increase to the extent that we acquire complementary businesses or assets.

Cash flows provided by (used in) financing activities

Cash used in financing activities in the year ended December 31, 2014 amounted to $2.5 million, which reflects primarily a repayment in full of $4.2 million of our long-term loan, partially offset by proceeds from exercises of options by employees of $1.8 million.

We generated $69.3 million in cash from financing activities in the year ended December 31, 2013, which reflects primarily $62.8 million of net proceeds from our IPO and $8.2 million received in an investment in our preferred shares and warrants, partially offset by a repayment of $1.0 million in short-term loans under our working capital credit facility and repayment of $0.7 million under our long-term loan.

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

In September 2009, we entered into a credit facility for long-term loans with an Israeli bank which expired as of December 31, 2013 and was fully repaid.

As of December 31, 2013, we had $4.2 million in outstanding principal amount under a long-term credit facility. On January 31, 2014, we repaid this amount in full and, as a result, we accrued $150,000 in early repayment fees.

We believe that, based on our current business plan, our cash, cash equivalents and short-term bank deposits on hand and cash from operations, we will be able to meet our capital expenditure and working capital requirements, and liquidity needs for at least the next twelve months. We may require additional capital in the future, and therefore may engage in debt or equity financings to meet our longer term liquidity and future growth objectives.

C. Research and Development, Patents and Licenses

Research and development

We believe that our leading position as a developer and manufacturer of innovative bioactive ingredients is due in part to our expertise in lipids and enzymes accompanied by our policy of shared research and development resources across our organization and leveraging the significant cross benefits.

We maintain an ongoing program of research and development, or R&D, to substantiate our clinical evidence and to enlarge our technological platform and process capabilities in relation to, among other things, lipid chemistry, enzymatic technology and lipid analysis. The primary aim of our R&D program is to develop improved and more affordable products. We therefore focus on the enhancement of our existing product lines in order to reinforce our competitive strengths and expand the scope of our existing products into new indications. We have a pipeline of more than ten products, including new uses and applications for existing products, in various stages of development. Some of these products address new medical indications or provide new dietary or medical benefits, while others provide different levels/concentrations of active ingredients and offer improved secondary characteristics. In addition to further substantiating the value and efficacy of our existing products, our R&D program also focuses on the development of additional lipid-based products.

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

We have several new nutritional ingredient products for infant formula under development planned to launch within the next few years.

We invest a significant amount of our resources in R&D as we believe that superior technology is key to maintaining a leading market position. Our R&D expenses were $4.6 million, $5.9 million and $6.0 million in 2012, 2013 and 2014, respectively, representing 12.2%, 9.2% and 12.7% of net revenues, respectively.

We may use our R&D platform to seek to penetrate the prescription pharmaceuticals market. For more information regarding our prescription pharmaceuticals, see “Item 4.B. Information on Enzymotec — Business Overview — Government regulation — VAYA Pharma — Prescription drugs.”

In 2015, we intend to introduce Incog, Incog is a marine-based lipid composition for use in infant nutrition products that is intended to mimic certain characteristics of human breast milk. InCog is produced by enriching lipids with a bio-functional DHA-rich phospholipid that is present in human breast milk and is highly concentrated in the developing human brain. This compound was found to support cognitive functioning and is being developed as a key cognitive ingredient for early nutrition. InCog is currently in the clinical development phase. This ingredient is approved as GRAS by the FDA for marketing in the United States for the general population. We are currently in the process of applying for GRAS certification for infants. We are also in the process of preparing a submission for registration in China and Europe, and we hope to obtain regulatory approval for InCog in Europe during the second half of 2015.

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

Clinical Trials

Even though our nutritional ingredients and medical foods products are generally not required to undergo clinical trials prior to approval by the FDA or other regulatory authorities, we nonetheless conduct clinical and pre-clinical studies to support the efficacy and safety of our products and their ingredients and to extend and validate their benefits for human health. Pre-clinical studies allow us to substantiate the safety of our products and obtain preliminarily indications of their pharmacological profile and mechanism of the action. Through January 31, 2015, we had conducted 11 pre-clinical studies, according to the principles of Good Laboratory Practices (GLP) and completed 14 clinical studies, according to the principles of Good Clinical Practices (GCP). As a result, we have developed significant experience in planning, designing, executing, analyzing and publishing clinical studies.

In 2014, we initiated a number of clinical trials, including a clinical trial for a product on managing Autism Spectrum Disorder symptoms, a clinical trial on Vayarin for adults with Attention Deficit Hyperactivity Disorder and a clinical trial on long term efficacy of Vayacog in mild cognitive impairment.  We also finalized the clinical phase of a clinical study of Vayarol for reducing triglyceride levels in patients with hypertriglyceridemia.

Our R&D team manages our clinical studies and is deeply involved with project planning, trial design, execution, outcome analyses and manuscript submission. During the design, execution and publication of our studies, our R&D team consults with key opinion leaders in the relevant field of research to optimize both design and execution, as well as to strengthen the scientific and academic level of the investigational plan. Our clinical studies have been conducted in collaboration with leading medical and research centers in countries such as Israel, Canada, China and The Netherlands including Meir Medical Center, Israel; Sourasky Medical Center, Israel; Sheba Medical Center, Israel; and McGill University, Canada. For information regarding the clinical validation of our various products, see “Item 4.B. Information on Enzymotec — Business Overview — Our products — Nutrition segment — Clinical validation” and “ Item 4.B. Information on Enzymotec — Business Overview — Our products — VAYA Pharma segment — Clinical validation.”

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

As of January 31, 2015, we had been granted over 85 patents and had applications for approximately 80 additional patents pending worldwide. Our principal granted patents relate to our technologies arising out of novel formulations, their beneficial uses and processes for the manufacturing thereof, rather than claiming specific molecules or active ingredients.

•
InFat. The patent portfolio for the InFat products includes issued patents and pending applications directed to formulations, manufacturing process and methods of use. Our current and potential customers for InFat include major global nutrition companies with worldwide operations. The majority of manufacturers of infant formulas containing InFat are located in Europe, New Zealand and Australia, where we have issued patents. In China, which is our largest end user market for InFat products, we have one issued patent covering a formulation and a process related to InFat and another issued patent covering a use related to InFat. In addition we have pending applications covering uses and a particular composition and manufacturing process. In Europe, we have three issued patents: one claiming a formulation which expires in 2024, and two claiming uses of InFat which expire in 2024 and 2028 and are currently under opposition proceedings. We also have a number of pending applications related to InFat in Europe. In each of New Zealand and Australia, we have issued patents claiming a manufacturing process for InFat, which expire in 2020 and 2018, respectively. In addition, we have two issued patents in Australia and one in New Zealand which cover uses related to InFat and expire in 2028 and 2031, as well as a pending application in New Zealand. While the United States is not currently a major market for InFat, we do believe it presents a growth opportunity for InFat. In the United States, we have one issued patent claiming a manufacturing process, which expires in 2017, and two issued patents claiming methods of use, which expire in 2026 and 2031, respectively. We also have seven pending U.S. applications covering particular compositions and uses related to the InFat products. We also have issued patents related to these products in Israel, Mexico, South Korea, India, Canada, Hong Kong, and Russia, and patent applications pending in various countries around the world.

•
PS Products. The patent portfolio for our PS products (including Sharp PS) includes patents and patent applications directed to formulations, manufacturing processes, and methods of use. In each of the United States and Europe, the two largest markets for our PS products, we own one issued patent covering a formulation related to Sharp PS, which expires in the United States in 2026 and in Europe in 2024. We also have issued counterparts to that patent in Australia, Canada, Japan Hong Kong and South Korea.

•
VAYA Products. The patent portfolio for our various VAYA products (including Vayarol, Vayacog and Vayarin) includes patents and patent applications directed to formulations and methods of use. The United States is currently the largest market for our VAYA products. We have four issued patents in the United States covering formulations or methods of use related to Vayarin, of which three of these patents also cover formulations or uses of Vayacog. None of these patents expires before 2024. We also have an issued U.S. patent covering method of use of Vayacog, which expires in 2030, and two issued patents covering a formulation of Vayarol and a use related to Vayarol, which expire in 2024 and in 2026, respectively. One or more patents related to one or more of our VAYA products have also been issued in each of Australia, Canada, China, Europe, Hong Kong, India, Israel, Japan, Mexico, New Zealand, the Philippines, Russia and South Korea.

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

While our policy is to obtain patents by application, license or otherwise, to maintain trade secrets and to seek to operate without infringing on the intellectual property rights of third parties, technologies related to our business have been rapidly developing in recent years. Loss or invalidation of certain of our patents, or a finding of unenforceability or limited scope of certain of our intellectual property, could have a material adverse effect on us. See “Item 8.A. Financial Information — Consolidated Financial Statements and Other Financial Information — Legal Proceedings” below.

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

D. Trend Information

     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2014 to December 31, 2014 that are reasonable likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

      Except for standard operating leases, we do not engage in any off-balance sheet arrangements, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

F. Contractual Obligations

Our future contractual cash obligations as of December 31, 2014 in excess of one year are summarized in the following table:

	Total (2)	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in thousands)
Purchase commitments (1)	$2,316	$1,544	$772	$–	$–
Operating lease obligations	1,337	592	659	86	–
Total	$3,653	$2,136	$1,431	$86	$–

(1)	Consists of commitments to purchase raw materials.

(2)	Excludes future projected royalty payments of approximately 3%-5% of revenues derived from research and development projects that were funded in part by grants received from the OCS.

In addition, we have entered into a 10-year toll manufacturing agreement with respect to one of our products. Under the terms of the agreement, we have committed for minimum purchasing through the entire term of the agreement. In the event that we fail to meet our minimum purchase requirements or otherwise terminate the agreement, we will be required to pay a termination payment which is based on a fixed amount of up to $500,000 reduced by the amount actually purchased before termination.

ITEM 6: Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information for our executive officers and directors as of the date of this annual report. Unless otherwise stated, the address for our directors and executive officers is c/o Enzymotec Ltd., Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emeq 2310001, Israel.

Name	Age	Position(s)
Executive officers
Ariel Katz	56	President and Chief Executive Officer
Oren Bryan	40	Vice President and Chief Financial Officer
Gai Ben-Dror	46	Vice President – Process Development
Ariel Blumovich	36	Vice President – Business Development
Shachar Carmi	50	Vice President – Nutrition Division
Robert Crim	57	President and CEO VAYA Pharma USA
Itay Dromi	50	Vice President – Human Resources and Information Systems
Yariv Gratz	50	Vice President – Operations
Directors
Steve Dubin (3)(4)	61	Chairman of the Board
Nir Belzer (2)(4)	52	Director
Holger Liepmann(4)	63	Director
Dov Pekelman (1)(4)	74	Director
Yossi Peled (4)	67	Director
Michal Silverberg (1)(2)(4)(5)	38	Director
Joseph Tenne (1)(2)(3)(4)(5)	59	Director
Imanuel (Mani) Wasserman (3)(4)	48	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our nominating and governance committee.

(4)	Independent director under the rules of the NASDAQ Stock Market.

(5)	External director under the Israeli Companies Law. See “— Board Practices — External directors.”

Our executive officers

Dr. Ariel Katz has served as our President and Chief Executive Officer since joining us in 2000. He has also served as the head of our VAYA Pharma segment from January 2012 to August 2014. Prior to joining Enzymotec, Dr. Katz held various positions with the Dead Sea Bromine Group of Israel Chemicals Ltd. over a period of 14 years, including senior positions in research and development, plant management, marketing and business development. Dr. Katz holds a bachelor’s degree in chemistry and a master’s degree in economic management both from Ben-Gurion University of the Negev, Beer Sheva, Israel, and a PhD in engineering in the field of artificial intelligence from Exeter University, UK. Dr. Katz was a guest lecturer in the Biotechnology Department of the Technion — Israel Institute of Technology, Haifa, Israel from 2003 to 2010.

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

Gai Ben-Dror has served as our Vice President — Process Development and previously as our Director of Process Development since joining Enzymotec in December 2001. As Director of Process Development, he was responsible for the development and commercialization of all of our products and for the building of our technological and analytical teams. Prior to joining us, Mr. Ben-Dror was a plant and pilot engineer in the Dead Sea Bromine Group of Israel Chemicals Ltd. from 1996 to 2000. Prior to that he worked as a research team leader at Sense-IT Ltd., a hardware development company, and as a project manager at Chimtec Ltd., a water treatment engineering company. He holds a bachelor’s degree in chemical engineering and an M.B.A. from Ben-Gurion University of the Negev, Beer Sheva, Israel.

Ariel Blumovich has served as our Vice President – Business Development since July 2014. Prior to joining Enzymotec, Mr. Blumovich served from 2010 to 2014 as Global Business Development Manager at the Samsung Group in South Korea, in which role he executed high-growth deals in the pharmaceutical and hi-technology business segments, including multinational joint-ventures, licensing, sales agreement, and strategic alliances. Prior to joining Samsung, Mr. Blumovich held positions at Sanofi-Aventis, Teva Pharmaceutical Industries, Ltd., and Israeli Electric Corp. He received his M.B.A. from The Tuck School of Business at Dartmouth College and his B.Sc, Mechanical Engineering from The Technion – Israel Institute of Technology.

Shachar Carmi has served as our Vice President – Sales, Nutrition Division since July 2014 and became our Vice President Nutrition Division in February 2015. Prior to joining Enzymotec, from 2009 to June 2014, he served as Vice President – Sales and Marketing at Biobee Sde Eliyahu, a leading producer of bumble bees for natural pollination and beneficial insects used in agriculture as an alternative to chemical pesticides. From 2007 to 2009, he served as Product Manager at Hazera Genetics, a leading breeder and supplier of vegetable seeds. Prior to that, he held positions at Milestone Agriculture, Inc. and Click Software. Mr. Carmi received his B.Sc. in Industrial Engineering from Tel Aviv University.

Robert Crim has served as President and CEO of Vaya Pharma USA since August 2014. Mr. Crim has over 15 years experience in the global clinical nutrition and medical foods area. Prior to joining Vaya Pharma, from 2010 to 2014, Mr. Crim was an independent consultant focusing on medical nutrition and healthcare clients. From 2004 to 2010, he held positions of increasing responsibility at Danone/Numico, including General Manager of the SHS business and Regional Vice President – North America and Global Business Development as well as serving on the Executive Committee of the Medical Nutrition Division. Prior to that, Mr. Crim held positions at Abbott, including Vice President – Consumer Nutritionals where he was responsible for the Ensure and Glucerna businesses. Mr. Crim has also held positions at Johnson & Johnson and Procter and Gamble. He received his M.B.A from University of Michigan and his B.A. from Harvard University.

Itay Dromi has served as our Vice President – Human Resources since July 2014. Mr. Dromi has over 20 years of global experience in human resources and organizational management. Prior to joining Enzymotec, Mr. Dromi served from 2010 to 2014 in multiple senior human resource positions at Teva Pharmaceutical, Ltd, including as Vice President – Human Resources TGO Asia Region and as Vice President – Human Resources of the Chemical Division. Mr. Dromi previously held human resource positions at Ultrashape and Delta Galil Industries. Mr. Dromi received his M.B.A from Bar Ilan University and an M.A. in Public Administration from the University of Haifa.

Yariv Gratz has served as our Vice President – Operations since June 2014. Prior to joining Enzymotec, Mr. Gratz served from 2010 to 2014 as Director of Operations at Nilit Ltd. where he was responsible for managing manufacturing facilities in Israel and China including global engineering and projects department and the industrial engineering unit, overseeing a total of 650 employees. Prior to this position, he served as Vice President – Operations for MIS – Israel. From 1992 to 2010, he held positions at Sanmina SCI, EIL – Electrochemical Industries and Gadot Bio Chem. Mr. Gratz received his M.B.A. from Herriot Watt and B.Sc. in Chemical Engineering from The Technion – Israel Institute of Technology.

Our directors

Steve Dubin has served as Chairman of our board of directors since January 2014 and previously served as Vice Chairman since his appointment as a director in April 2013. Since November 2011, Mr. Dubin has been a Principal in SDA Ventures LLC, a firm focused on assisting emerging growth and middle-market companies, primarily in the health & wellness and nutritional products markets, on matters including corporate development, business acquisition, customer relations, growth strategies and corporate finance. In connection with SDA Ventures, Mr. Dubin acts as a Senior Advisor to Paine & Partners, LLC, a global private equity investment firm located in New York, Chicago, and San Francisco, for the purpose of identifying and executing investment opportunities in the global human and animal food and nutritional products industries. From 2006 until its acquisition by Royal DSM N.V. in February 2011, Mr. Dubin served as Chief Executive Officer and a member of the board of directors of Martek Biosciences Corporation. He later served as President of DSM’s Nutritional Lipids Division from February 2011 through October 2011 and as a Senior Advisor to DSM Nutritional Products from November 2011 through October 2012. After joining Martek in 1992 and serving in various management positions, including Chief Financial Officer, Treasurer, Secretary, General Counsel and Senior Vice President, Business Development, he served as President of Martek from 2003 to 2006. From 2000 to 2003, Mr. Dubin co-founded and co-managed a Maryland-based, angel-investing club and was “Of Counsel” to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., a U.S. law firm, during part of 2001 and 2002. Mr. Dubin currently serves as a member of the board of two privately held companies, Alcresta, Inc. and NeurExpand Brain Center LLC, formerly The Brain Center, LLC (where he serves as Vice Chair of the board of directors).  From March 2013 through March 2014, Mr. Dubin was a director of MyCell Technologies and its subsidiary Oceans Omega LLC. During 2011 and 2012, he was a member of the board of directors of Scerene Healthcare, Inc. Mr. Dubin is a certified public accountant and a member of the Maryland Bar. He holds a bachelor’s degree in accounting from the University of Maryland and a J.D. from the National Law Center at George Washington University.

Nir Belzer has served as a director of Enzymotec since January 2007. Mr. Belzer is a co-founder of Aquagro Fund L.P., one of Israel’s first funds to focus on clean technologies, and has served as its Managing Partner since 2007. In addition, he is a co-founder of the Millennium Materials Technologies funds, one of which is a major shareholder of ours, and has served as Managing Partner of Millennium Materials Technologies funds since 1998. Mr. Belzer has 20 years of extensive experience in venture capital management, including fund management in Israel’s IDB Group. From 1995 to 1997, Mr. Belzer worked in the Israeli high tech industry, at Globes, a leading Israeli financial newspaper, as a Marketing Manager, and at Israel Aerospace Industries Ltd., as an avionics engineer for the Lavi project. Mr. Belzer was appointed as a director pursuant to Millennium Materials Technologies’ appointment rights under our articles of association in effect prior to our initial public offering. He holds a bachelor’s degree in mathematics and computer science, and avionics and an M.B.A. from Tel Aviv University.

Holger Liepmann has served as a director of Enzymotec since February 2015. Mr. Liepmann served in various positions with Abbott Laboratories from 1986 until his retirement in 2011.  From 2006 to 2011, he served as executive vice president, Nutritional Products of Abbott Laboratories.   In this capacity he was responsible for all aspects of Abbott Laboratories’ global nutritional business, including R&D, manufacturing, supply chain and commercial operations, and reported to Abbott’s CEO.  Previously, he served as executive vice president, Pharmaceutical Products Group, senior vice president, Abbott International, the commercial operations for Abbott’s international pharmaceutical business, and vice president Japan Operations. Prior to joining Abbott, Mr. Liepmann worked for Bayer AG in a variety of capacities between 1975 and 1986, both in the US and in Germany. Mr. Liepmann earned a bachelor’s degree from Dartmouth College and a master’s degree in business administration from Stanford.

Prof. Dov Pekelman has served as a director of Enzymotec since October 2010. In addition, Professor Pekelman currently serves as the Chairman of the special committee of the board of directors of Taro Pharmaceuticals Industries Ltd. (NYSE: TARO), as well as Chairman of Atera Networks Ltd.. Prof. Pekelman serves on the board of directors of the Interdisciplinary Center (IDC), Herzliya, Israel and is Chairman of the IDC Corporation, the center’s economic arm. From 1985 to 2008, Professor Pekelman served as a senior consultant to Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) and also founded and ran a leading, Israeli-based management-consulting firm, P.O.C. Ltd. Previously, he served on the board of directors of several industrial corporations, including Koor Industries Ltd. (TASE: KOR), and was also a member of the advisory committee of the Bank of Israel. He holds bachelor’s degree from the Technion — Israel Institute of Technology, Haifa, Israel and a doctorate from the University of Chicago.

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

Michal Silverberg has served as a director of Enzymotec since September 2013. In 2014 Ms. Silverberg became a Senior Director for TVI (Takeda Ventures Inc). Since 2007, Ms. Silverberg has worked in various positions in Novo Nordisk Inc., a global healthcare company headquartered in Denmark with shares listed on the Copenhagen and New York Stock Exchanges. Since 2010, she has served as Senior Director, New Product Commercialization & Business Development for the BioPharm unit. Prior to joining Novo Nordisk, Ms. Silverberg held various positions in a biotech company, an investment group and the Office of the Chief Scientist of Israel (Technological Incubators). Ms. Silverberg holds a B.A. in Economics and Business Management from Haifa University, Israel, an M.B.A. from Tel Aviv University, Israel, and an M.A. in Biotechnology from Columbia University, New York.

Joseph Tenne has served as a director of Enzymotec since September 2013. Mr. Tenne serves as the VP Finance of Itamar Medical, Ltd., an Israeli company listed on the Tel Aviv Stock Exchange, since August 2014. Mr. Tenne has served as a financial expert external director and the chairman of the audit committee of the MIND C.T.I. Ltd., an Israeli company whose shares are listed on the NASDAQ, since August 2014, as an external director and a member of the audit committee of Orbotech Ltd., an Israeli company listed on the NASDAQ since July 2014, as an independent director and a member of the audit committee of Ratio Oil Exploration (Finance) Ltd., an Israeli company listed on the Tel Aviv Stock Exchange since January 2015, and has served as a director of AudioCodes Ltd., an Israeli company listed on NASDAQ and on the Tel Aviv Stock Exchange since June 2003. Mr. Tenne is a financial expert, independent director and a member of the audit, compensation and nomination committees of AudioCodes. From March 2005 until April 2013, Mr. Tenne served as the Chief Financial Officer of Ormat Technologies, Inc., a company listed on the New York Stock Exchange, which is engaged in the geothermal and recovered energy business. From January 2006 until April 2013, Mr. Tenne also served as the Chief Financial Officer of Ormat Industries Ltd., an Israeli holding company that was listed on the Tel Aviv Stock Exchange and was the parent company of Ormat Technologies, Inc. From 2003 to 2004, Mr. Tenne was the Chief Financial Officer of Treofan Germany GmbH & Co. KG, a German company, which is engaged in the development, production and marketing of oriented polypropylene films, which are mainly used in the food packaging industry. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited (PwC Israel). Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

Dr. Imanuel (Mani) Wasserman has served as a director of Enzymotec since October 2011. Dr. Wasserman is a co-founder of Beresheit General Partner Ltd., the general partner of Manof I funds, a NIS 2 billion Israeli fund, and has served as its managing partner since its inception in 2009. The fund is the first and largest of three “Manof” funds, initiated by the Israeli government to provide liquidity to the Israeli economy by providing debt, mezzanine and equity financings. The Israeli government committed to invest up to NIS 0.5 billion in the fund, and the remaining commitment to invest up to NIS 1.5 billion was made by leading Israeli financial institutions. Previously, he was a co-founder and managing director of Magna Capital Ltd., an Israeli strategy and M&A consulting firm, from 2000 to 2009. In addition, Dr. Wasserman worked as a lawyer, from 1992 to 1994 and from 1997 to 1999, with Zellermayer Pelossof and Co., an Israeli law firm. From 1995 to 1996, he was a foreign lawyer at Fried, Frank, Harris, Shriver and Jacobson, a U.S. law firm. Dr. Wasserman is the Chairman of Zohar Dalia, an Israeli manufacturer of cleaning products and raw materials. He currently serves as a director for the following companies: Beresheit General Partner Ltd., Galam Ltd., Cargal Ltd., Plasto-sac Ltd., Controp Ltd. and Aeronautics Ltd. Dr. Wasserman holds a bachelor’s degree in industrial engineering, an LLB, an LLM and a doctorate in law, all from Tel Aviv University. Dr. Wasserman was appointed as a director pursuant to Galam’s appointment rights under our articles of association in effect prior to our initial public offering.

Arrangements concerning election of directors; family relationships

Our current board of directors consists of eight directors. Pursuant to our articles of association in effect prior to our initial public offering, certain of our shareholders had rights to appoint members of our board of directors. See “— Directors and Senior Management.”

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

B. Compensation of Officers and Directors

Compensation of executive officers and directors

The aggregate compensation paid and share-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2014 was $2.2 million. This amount includes approximately $0.2 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of December 31, 2014, options to purchase 730,406 ordinary shares granted to our current directors and executive officers were outstanding under our equity incentive plans at a weighted average exercise price of $5.43 per share. In addition, as of December 31, 2014, 81,380 restricted shares units and 136,510 restricted shares were granted to our current directors and executive officers of which 19,550 restricted shares were vested. We do not have any written agreements with any director providing for benefits upon the termination of such director’s relationship with our company or our subsidiaries.

Summary Compensation Table

The table below reflects the compensation paid to or earned by our five most highly compensated office holders during or with respect to the year ended December 31, 2014.  All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2014.

Name and Position	Salary Cost (1)	Bonus (2)	Share-Based Compensation (3)	All Other Compensation (4)	Directors’ Fees	Total
	(in thousands) (5)
Steve Dubin Chairman of the Board	$-	$-	$412	$-	$120	$532
Ariel Katz President and CEO	301	-	-	46	-	347
Oren Bryan Vice President and CFO	187	-	21	21	-	229
Gai Ben Dror Vice President – Process Development	167	-	-	23	-	190
Ram Shemer Marketing Director – Nutrition Division	133	-	11	23	-	167

(1)
Represents the office holder’s gross salary plus payment of mandatory social benefits made by the Company on behalf of such office holder. Such benefits may include, to the extent applicable to the office holder, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, and risk insurance (e.g., life, or work disability insurance), convalescence pay and social security payments.

(2)	No bonuses were paid to any of the office holders for the year ended December 31, 2014.

(3)
Represents grant date fair value computed in accordance with accounting guidance for equity-based compensation.  For a discussion of the assumptions used in reaching this valuation, see Note 10 of the notes to our consolidated financial statements included elsewhere in this annual report.

(4)
Represents other benefits provided to such office holder, which include (i) car expenses, including lease costs, gas and maintenance, provided to the office holder, (ii) unused vacation accruals and redemption, and (iii) accruals for severance pay.

(5)
Some of the amounts were translated from NIS into U.S. dollars using the average exchange rate during the year ended December 31, 2014 of NIS 3.577 = U.S.$ 1.00, based on the daily representative rate of exchange between the NIS and the U.S. dollar reported by the Bank of Israel.

Employment agreements with executive officers; consulting and directorship services provided by directors

We have entered into written employment agreements with all of our executive officers. These agreements contain provisions standard for a company in our industry regarding non-competition, confidentiality of information and assignment of inventions. See “Item 3.D. Key Information — Risk factors — Risks relating to our business and industry — Under applicable employment laws, we may not be able to enforce covenants not to compete” for a further description of the enforceability of non-competition clauses. These agreements do not provide for benefits upon the termination of these executives’ respective employment with us, other than payment of salary and benefits during the required notice period for termination of these agreements, which varies under these individual agreements. See “Item 6.D. Directors, Senior Management and Employees — Employees —Agreements and arrangements with, and compensation of, directors and executive officers” for additional information.

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

 The following table presents certain data for our 2003 Plan and 2013 Plan as at December 31, 2014.

			Grants of restricted shares		Grants of restricted shares units (RSU)		Grants of share options
Plan	Shares available for future grants		Number of vested shares	Number of unvested shares	Number of vested RSUs	Number of unvested RSUs	Aggregate number exercised	Aggregate number outstanding	Weighted average exercise price of outstanding options
2003 Plan	—		—		-	-	1,993,585	1,035,611	2.85
2013 Plan	67,772	(1)	48,620	116,960	-	269,231	-	552,001	13.77

______________________
(1)	As of January 1, 2015, the reserved pool under the 2013 Plan increased to 517,422 pursuant to the provisions of the 2013 Plan.

From January 1, 2015 through February 17, 2015, we granted an additional 343,813 options and 164,148 restricted shares units to our employees, officers and directors.

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

We comply with the rule of the NASDAQ Stock Market that a majority of our directors be independent. Our board of directors has determined that all of our directors are independent under such rules. The definition of independent director under NASDAQ rules and external director under the Israeli Companies Law overlap to a significant degree such that we would generally expect the two directors serving as external directors to satisfy the requirements to be independent under NASDAQ rules. The definition of external director under the Israeli Companies Law includes a set of statutory criteria that must be satisfied, including criteria whose aim is to ensure that there is no factor that would impair the ability of the external director to exercise independent judgment. The definition of independent director under NASDAQ rules specifies similar, although less stringent, requirements in addition to the requirement that the board consider any factor which would impair the ability of the independent director to exercise independent judgment. In addition, both external directors and independent directors serve for a period of three years; external directors pursuant to the requirements of the Israeli Companies Law and independent directors pursuant to the staggered board provisions of our articles of association. However, external directors must be elected by a special majority of shareholders while independent directors may be elected by an ordinary majority. See “— External directors” for a description of the requirements under the Israeli Companies Law for a director to serve as an external director.

Under our amended articles of association, our board of directors must consist of at least seven and not more than 11 directors, including at least two external directors required to be appointed under the Israeli Companies Law. At any time, the minimum number of directors (other than external directors) may not fall below five. Our board of directors currently consists of eight directors, including our two external directors. Other than our external directors, for whom special election requirements apply under the Israeli Companies Law, as detailed below, our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless they are removed by a vote of 65% of the voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Israeli Companies Law and our amended articles of association.

Our directors are divided among the three classes as follows:

•	the Class I directors are Holger Liepmann and Yossi Peled, and their terms will expire at the annual general meeting of shareholders to be held in 2017;

•	the Class II directors are Imanuel (Mani) Wasserman and Nir Belzer, and their terms will expire at the annual general meeting of shareholders to be held in 2015; and

•	the Class III directors are Steve Dubin and Dov Pekelman, and their terms will expire at the annual general meeting of shareholders to be held in 2016.

In addition, our amended articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors, for a term of office equal to the remaining period of the term of office of the director(s) whose office(s) have been vacated. External directors are elected for an initial term of three years and may be elected for additional three-year terms under the circumstances described below. External directors may be removed from office only under the limited circumstances set forth in the Israeli Companies Law. See “— External directors” below.

Under the Israeli Companies Law and our articles of association, nominations for directors may be made by any shareholder holding at least 1% of our outstanding voting power. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to our Secretary (or, if we have no Secretary, our Chief Executive Officer). Any such notice must include certain information, including, among other things, a description of all arrangements between the nominating shareholder and the proposed director nominee(s) and any other person pursuant to which the nomination(s) are to be made by the nominating shareholder, the consent of the proposed director nominee(s) to serve as our director(s) if elected and a declaration signed by the nominee(s) declaring that there is no limitation under the Israeli Companies Law preventing their election, and that all of the information that is required under the Israeli Companies Law to be provided to us in connection with such election has been provided.

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

External directors

Under the Israeli Companies Law, we are required to include at least two members who qualify as external directors. Joseph Tenne and Michal Silverberg currently serve as our external directors.

The provisions of the Israeli Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

•
such majority includes at least a majority of the shares held by all shareholders who are non-controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, to which we refer as a disinterested majority; or

•
the total number of shares voted by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director against the election of the external director does not exceed two percent (2%) of the aggregate voting rights in the company.

The term “controlling shareholder” is defined in the Israeli Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. With respect to certain matters, a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company.

Our two external directors serve on the Board for fixed three-year periods. Under the Israeli Companies law, the initial term of an external director is three years. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, provided that either:

(i)
his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company, subject to additional restrictions set forth in the Israeli Companies Law with respect to the affiliations of the external director nominee; or

(ii)
his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same majority required for the initial election of an external director (as described above).

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Global Select Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements (as described above). Prior to the approval of the reelection of the external director at a general shareholders meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

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

Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors, and an external director must serve as the chairperson thereof. Under the Israeli Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the Israeli Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

The Israeli Companies Law provides that a person is not qualified to be appointed as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director, any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, a holder of 5% or more of the issued share capital or voting power in the company or the most senior financial officer.

The term relative is defined in the Israeli Companies Law as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons.

Under the Israeli Companies Law, the term affiliation and the similar types of disqualifying relationships include (subject to certain exceptions):

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

The term “office holder” is defined in the Israeli Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Israeli Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an office holder of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

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

According to the Israeli Companies Law and the regulations promulgated thereunder, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below); provided that, at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Exchange Act; (ii) meets the standards of the NASDAQ Stock Market rules for membership on the audit committee; and (iii) has accounting and financial expertise as defined under Israeli Companies Law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications.

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

Companies Law Requirements

Under the Israeli Companies Law, we are required to have an audit committee comprised of at least three directors, including all of the external directors and one of whom must serve as chairman of the committee. The audit committee may not include the chairman of the board, a controlling shareholder of the company,  a relative of a controlling shareholder, a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder or a director who derives most of his or her income from a controlling shareholder.

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

NASDAQ Listing Requirements

Under the NASDAQ corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Our audit committee consists of Joseph Tenne, chairman, and Michal Silverberg and Dov Pekelman, each of whom is an independent director in accordance with Rule 10A-3(b)(1) under the Exchange Act and satisfies the independent director requirements under the NASDAQ Stock Market rules.  All members of our audit committee meet the requirements for financial literacy under the NASDAQ corporate governance rules. Our board of directors has determined that Joseph Tenne meets the requirements of an audit committee financial expert as defined by the SEC rules.

Audit Committee Role

Our board of directors has adopted an audit committee charter that sets forth the responsibilities of the audit committee consistent with the rules and regulations of the SEC and the NASDAQ Stock Market rules, as well as the requirements for such committee under the Israeli Companies Law, including the following:

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

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management.

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

(iv)	where the board of directors approves the working plan of the internal auditor, examining such work plan before its submission to the board of directors and proposing amendments thereto;

(v)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

(vi)
examining the scope of our independent auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

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

Compensation Committee and Compensation Policy

Our compensation committee consists of Joseph Tenne, chairman, and Michal Silverberg and Nir Belzer, each of whom is independent under NASDAQ Stock Market rules.

Under the Israeli Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of, and include the chairperson of, the compensation committee. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as the NASDAQ Global Select Market, and who do not have a controlling shareholder, do not have to meet this majority requirement; provided, however, that the compensation committee meets other Israeli Companies Law composition requirements, as well as the requirements of the jurisdiction where the company’s securities are traded. Each compensation committee member who is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Israeli Companies Law restrictions as the audit committee as to who may not be a member of the compensation committee.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and will need to be brought for approval by the company’s shareholders, which approval requires what we refer to as a Special Majority Approval for Compensation. A Special Majority Approval for Compensation requires shareholder approval by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement; or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights..

We have adopted a compensation policy which serves as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment or other benefit in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

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

•	recommending to the board of directors periodic updates to the compensation policy;

•	assessing implementation of the compensation policy;

•	approving compensation terms of executive officers, directors and employees that require approval of the compensation committee;

•
determining whether the compensation terms of a chief executive officer nominee, which were determined pursuant to the compensation policy, will be exempt from approval of the shareholders because such approval would harm the ability to engage with such nominee; and

•	determining, subject to the approval of the board and under special circumstances, override a determination of the company’s shareholders regarding certain compensation related issues.

Compensation Committee Role

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the compensation committee, which include:

•	the responsibilities set forth in the compensation policy;

•	reviewing and approving the granting of options and other incentive awards to the extent such authority is delegated by our board of directors; and

•	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

Nominating and Governance Committee

Our nominating and governance committee consists of Mani Wasserman, chairman, Steve Dubin and Joseph Tenne. Our board of directors has adopted a nominating and governance committee charter that sets forth the responsibilities of the nominating and governance committee, which include:

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

Internal Auditor

Under the Israeli Companies Law, the board of directors of an Israeli public company must appoint an internal auditor recommended by the audit committee. An internal auditor may not be:

•	a person (or a relative of a person) who holds 5% or more of the company’s outstanding shares or voting rights;

•	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

•	an office holder (including a director) of the company (or a relative thereof); or

•	a member of the company’s independent accounting firm, or anyone on its behalf.

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. . Our internal auditor is an employee of the Israeli member firm of KPMG and not functioning as an employee or officer of the company.

Approval of related party transactions under Israeli law

Fiduciary duties of directors and executive officers

The Israeli Companies Law codifies the fiduciary duties that office holders owe to a company. Each person listed in the table under “—Directors and Senior Management” is an office holder under the Israeli Companies Law.

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

If it is determined that an office holder has a personal interest in a transaction which is not an extraordinary transaction, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Further, so long as an office holder has disclosed his or her personal interest in a transaction, the board of directors may approve an action by the office holder that would otherwise be deemed a breach of his or her duty of loyalty. However, a company may not approve a transaction or action that is not in the best interests of the company or that is not performed by the office holder in good faith. An extraordinary transaction in which an office holder has a personal interest requires approval first by the company’s audit committee and subsequently by the board of directors. The compensation of, or an undertaking to indemnify or insure, an office holder who is not a director requires approval first by the company’s compensation committee, then by the company’s board of directors. If such compensation arrangement or an undertaking to indemnify or insure is inconsistent with the company’s stated compensation policy or if the office holder is the chief executive officer (apart from a number of specific exceptions), then such arrangement is further subject to a Special Majority Approval for Compensation.  . Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the compensation committee, board of directors and shareholders by ordinary majority, in that order, and under certain circumstances, a Special Majority Approval for Compensation.

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

Disclosure of personal interests of controlling shareholders and approval of certain transactions

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated. The approval of the audit committee or the compensation committee, the board of directors and the shareholders of the company, in that order is required for (a) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (b) the engagement with a controlling shareholder or his or her relative, directly or indirectly, including through a company under the control of the controlling shareholder, for the provision of services to the company, (c) the terms of engagement and compensation of a controlling shareholder or his or her relative who is an office holder or (d) the employment of a controlling shareholder or his or her relative by the company, other than as an office holder. In addition, the shareholder approval requires one of the following, which we refer to as a Special Majority:

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

Arrangements regarding the compensation, indemnification or insurance of a controlling shareholder in his or her capacity as an office holder require the approval of the compensation committee, board of directors and shareholders by a Special Majority, in that order, and the terms thereof may not be inconsistent with the company’s stated compensation policy.

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

Shareholder duties

Pursuant to the Israeli Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power in a company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

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

Exculpation, insurance and indemnification of directors and officers

Under the Israeli Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association include such a provision. A company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

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

Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Israeli Companies Law.

In addition, we have entered into agreements with each of our directors and executive officers exculpating them from liability to us for damages caused to us as a result of a breach of duty of care and undertaking to indemnify them, in each case, to the fullest extent permitted by our articles of association and Israeli law.

The maximum indemnification amount set forth in such agreements is limited to an amount the higher of (x) 25% of our total shareholders’ equity based on our most recently published financial statements prior to the time that indemnification is paid; or (y) $25 million; provided, however, that in relation to indemnification claimed in connection with a public offering of our securities, the amount, if higher, shall be equal to the aggregate proceeds raised by us and/or selling shareholders. The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third-party pursuant to an indemnification arrangement.

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

D. Employees

The total number of our full-time employees and the distribution of our employees (i) geographically; and (ii) according to main area of activity, as of the end of each of the last three years, are set forth in the following two tables, respectively:

	Number of full-time employees by region as of December 31,
	2012	2013	2014
Region
Israel	104	126	136
United States	26	30	31
China	1	2	2
Australia	-	-	1
Total	131	158	170

	Number of full-time employees by area of activity as of December 31,
	2012	2013	2014
Area of Activity
Management and administrative	19	26	28
Research and development	27	29	34
Operations and manufacture	37	49	52
Sales and marketing	37	43	45
Quality	11	11	11
Total	131	158	170

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

E. Share Ownership

For information regarding the share ownership of our directors and executive officers, please refer to “Item 6.B. Directors, Senior Management and Employees—Compensation—Option plans” and “Item 7.A. Major Shareholders and Related Party Transactions—
Major Shareholders.”

Our directors and executive officers hold, in the aggregate, as of February 17, 2015, options exercisable for 982,893 ordinary shares, which have a weighted average exercise price of $5.89 per share and have expiration dates generally ten years after the grant date of the option.  In addition, as of February 17, 2015, our directors and executive officers hold, in the aggregate, 199,854 restricted share unites and 136,510 restricted shares.

ITEM 7: Major Shareholders and Related Party Transactions

A. Major Shareholders

    The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 17, 2015:

•	each person or entity known by us to own beneficially more than 5% of our outstanding ordinary shares;

•	each of our executive officers and directors individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of February 17, 2015 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 22,495,779 ordinary shares outstanding as of February 17, 2015.

Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

As of February 17, 2015, we are aware of five U.S. persons that are holders of record of our shares. Such holders of record currently hold, in the aggregate, 17,227,725 ordinary shares, constituting 76.6% of the beneficial ownership of our outstanding ordinary shares.

Unless otherwise noted below, each shareholder’s address is c/o Enzymotec Ltd., Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emeq 2310001, Israel.

Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Principal and Selling Shareholders
Galam Ltd.(1)	4,623,232	20.6%
Paulson & Co. Inc. (2)	4,238,275	18.8%
Visium Balanced Master Fund, Ltd. (3)	2,125,000	9.4%
XT Hi-Tech Investments (1992) Ltd.(4)	1,889,315	8.4%

Directors and officers
Steve Dubin	*	*
Nir Belzer(5)	231,182	1.0%
Holger Liepmann	—	—
Dov Pekelman	*	*
Yossi Peled	*	*
Michal Silverberg	*	*
Joseph Tenne	*	*
Imanuel (Mani) Wasserman	—	—
Ariel Katz(6)	424,646	1.9%
Oren Bryan	*	*
Gai Ben-Dror	*	*
Ariel Blumovich	—	—
Shahar Carmi	—	—
Robert Crim	—	—
Itay Dromi	—	—
Yaniv Gratz	—	—
All directors and executive officers as a group (16 persons)(7)	1,132,413	4.9%
 ____________
*	Less than 1% of our outstanding ordinary shares.

(1)
Based on a Schedule 13G filed by Galam Ltd. filed on February 12, 2015, consists of 3,318,856 ordinary shares held by Galam Management and Marketing Agricultural Cooperative Society Ltd. (“Galam M&M”) and 1,304,376 ordinary shares held by Galam Ltd. (“Galam Ltd.”), its wholly-owned subsidiary. The management boards of the two entities are comprised of the same people and hold voting and dispositive power over the shares held by the two entities. As such, the members of the boards may be deemed to be the beneficial owners of those shares. There are 13 members of the management boards, two of which, Imanuel (Mani) Wasserman and Yossi Peled, are also members of our board of directors. A majority of the shares of Galam M&M are held by Ochmanit the Economic Union for Ma’anit Agricultural Cooperative Society Ltd. (“Ochmanit”). Ochmanit is wholly-owned by Kibbutz Ma’anit and its members with 51% of the voting rights held by Kibbutz Ma’anit. A majority of the members of the management boards of Galam M&M and Galam Ltd. are appointed by Ochmanit, in part based on candidates nominated by a vote of the members of Kibbutz Ma’anit.  Established in 1935, Kibbutz Ma’anit is a communal society, referred to in Hebrew as a “kibbutz,” with approximately 180 members located near Pardes-Hanna between Tel Aviv and Haifa. The Kibbutz is engaged in a number of economic activities, including agriculture and industrial operations, and holds its assets on a communal basis. No members of Kibbutz Ma’anit are employed by us. The address of this shareholder is Kibbutz Ma’anit, 3785500, Israel.

(2)
Based on a Schedule 13G/A filed by Paulson & Co. Inc. on  February 17, 2015, consists of 4,238,275 ordinary shares held by Paulson & Co. Inc. (“Paulson”), an investment advisor that is registered under Section 203 of the Investment Advisers Act of 1940.  In its role as investment advisor, or manager, Paulson possesses voting and/or investment power over our shares that are owned by various onshore and offshore investment funds and separate managed accounts (the “Funds”).  All securities reported above are owned by the Funds.  The address of this shareholder is 1251 Avenue of the Americas, New York, NY 10020.

(3)
Based on a Schedule 13G/A filed by Visium Balanced Master Fund, Ltd. on February 12, 2015,  includes 2,125,000 ordinary shares held by Visium Balanced Master Fund, Ltd., a Cayman Islands corporation (“VBMF”). Visium Asset Management, LP, a Delaware limited partnership (“VAM”) is an investment manager of the pooled assets of VBMF and as such may be deemed to beneficially own the ordinary shares held by VBMF.  JG Asset, LLC, a Delaware limited liability company (“JG Asset”), is the General Partner of VAM and as such may be deemed to beneficially own the ordinary shares beneficially owned by VAM.  Jacob Gottlieb, a natural person, is the Managing Member of JG Asset and as such may be deemed to beneficially own the ordinary shares beneficially owned by JG Asset. This shareholder’s principal business office is c/o Visium Asset Management, LP, 888 Seventh Avenue, New York, NY 10019.

(4)
 Consists of 1,889,315 shares held by XT Hi-Tech Investments (1992) Ltd. (formerly Ofer Hi-Tech Investments Ltd.).  XT Hi-Tech Investments (1992) Ltd. is an indirect wholly-owned subsidiary of XT Investments Ltd., which is a direct wholly-owned subsidiary of XT Holdings Ltd. (formerly Ofer Holdings Group Ltd.), of which Orona Investments Ltd., or Orona, and Lynav Holdings Ltd., or Lynav, are each the direct owners of one-half of the outstanding ordinary shares. Udi Angel indirectly controls Orona.  Lynav is held 95% by CIBC Bank and Trust Company (Cayman) Ltd., or CIBC, as trustee of a discretionary trust established in the Cayman Islands. Udi Angel is member of the board of directors of XT Hi-Tech Investments (1992) Ltd. and has a casting vote with respect to various decisions taken by the board, including voting and disposition over our shares. As such, he may be deemed to have beneficial ownership over our shares held by XT Hi-Tech Investments (1992) Ltd. The address of this shareholder is 9 Andre Saharov Street, P.O. Box 15090, Haifa 31905, Israel.

(5)
Consists of 8,000 shares held by Mr. Belzer in “street name,” 6,505 shares held by Millennium Materials Technologies Fund II L.P., or MMT. Also consists of 197,374 shares held of record by M-4 Management L.P., or M-4 and 19,303 shares issuable upon the exercise of options held by Mr. Belzer. The general partner of MMT is Millennium Materials II Fund Management Company Ltd., or MMC2. Mr. Belzer is one of four persons that controls MMC2 and, as such, he may be deemed to share beneficial ownership over our shares held by MMT. Mr. Belzer controls the general partner of M-4 and therefore beneficially owns the shares held by M-4. Mr. Belzer’s address is 6 Koifman Street, Floor 14, Tel Aviv 68012, Israel.

(6)	Consists of 118,646 shares held by a trustee on behalf of Dr. Katz and 306,000 shares issuable upon the exercise of options.

(7)
Consists of 455,457 shares, 116,960 restricted shares and 559,996 shares issuable upon the exercise of options. Please see footnotes (5) and (6) above for further information concerning the composition of the shares beneficially owned by our executive officers and directors.

The following sets forth the changes in percentage ownership of our major shareholders:

Immediately following our initial public offering on September 26, 2013, Galam Ltd. (and its affiliates) beneficially owned 6,521,880 ordinary shares or 31.3% of our issued and outstanding ordinary shares.  On February 12, 2015, Galam Ltd. filed a Schedule 13G stated that as of December 31, 2014 it beneficially owned 4,623,232 ordinary shares or 20.6% of our issued and outstanding ordinary shares.

Immediately following the consummation of our initial public offering on September 26, 2013, XT Hi-Tech Investments (1992) Ltd. beneficially owned 3,068,704 ordinary shares or 14.7% of our issued and outstanding ordinary shares.  Following our secondary offering on March 5, 2014, XT Hi-Tech Investments (1992) Ltd. beneficially owned 1,889,915 ordinary shares or 8.4% of our issued and outstanding ordinary shares.

Immediately following the consummation of our initial public offering on September 26, 2013, Millennium Materials Technologies Fund II L.P , or Millennium beneficially owned 1,667,156 ordinary shares or 8.0% of our issued and outstanding ordinary shares.  Following our secondary offering on March 5, 2014, Millennium beneficially owned 536,888 ordinary shares or 1.6% of our issued and outstanding ordinary shares.

Immediately following the consummation of our initial public offering on September 26, 2013, Arancia International, Inc. beneficially owned 1,075,828 ordinary shares or 5.2% of our issued and outstanding ordinary shares.  Following our secondary offering on March 5, 2014, Arancia International, Inc.beneficially owned 762,634 ordinary shares or approximately 3.5% of our issued and outstanding ordinary shares.

On February 14, 2014, Paulson & Co. filed a Schedule 13G with the SEC stating that it beneficially owned 1,733,030 ordinary shares, or 8.3% of our issued and outstanding ordinary shares.  On March 10, 2014, Paulson & Co. filed a Schedule 13G/A stating that it beneficially owned 4,177,830 ordinary shares or 19.24% of our issued and outstanding ordinary shares.  On February 17, 2015, Paulson & Co. filed a Schedule 13G/A stating that, as of December 31, 2014, it beneficially owned 4,238,275 ordinary shares, which is 18.8% of our issued and outstanding ordinary shares.

On March 10, 2014, VBMF filed a Schedule 13G with the SEC stating that it beneficially owned 1,140,000 ordinary shares, or 5.2% of our issued and outstanding ordinary shares.  On February 12, 2015, VBMF filed a Schedule 13G/A with the SEC stating that, as of December 31, 2014 it beneficially owned 2,125,000 ordinary shares, which is 9.4% of our issued and outstanding ordinary shares.

None of the Company’s major shareholders listed above have different voting rights.

B. Related Party Transactions

Investors’ Rights Agreement

Pursuant to our Amended and Restated Investors’ Rights Agreement (the “Investors’ Rights Agreement”), dated as of September 22, 2013, certain of our shareholders hold registration rights as described below.

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

Our obligation to effect a registration is subject to certain qualifications and limitations, including (i) our right to postpone a registration during the period that is 60 days (30 days in the case of a Form F-3 Registration) before our good faith estimate of the date of filing of, and ending on the date 180 days (90 days in the case of a Form F-3 Registration) after the effective date of, a registration statement initiated by us; (ii) our right to postpone a registration no more than once in any 12 month period for a period of up to 90 days in the event of our furnishing a certificate signed by the Chairman of our board of directors that states that in the good faith judgment of our board of directors, it would be materially detrimental to us or our shareholders for such registration statement to either become effective or remain effective, because such action would (a) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving us; (b) require premature disclosure of material information that we have a bona fide business purpose for preserving as confidential; or (c) render us unable to comply with requirements under the Securities Act or Exchange Act; and (iii) our right not to effect a Form F-1 Registration if the initiating holders propose to dispose of shares that may be immediately registered pursuant to a previously requested Form F-3 Registration.

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

Agreements and arrangements with, and compensation of, directors and executive officers

Employment agreements

We have entered into written employment agreements with each of our executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. See “Item 3.D. Key Information — Risk factors — Risks relating to our business and industry — Under applicable employment laws, we may not be able to enforce covenants not to compete” for a further description of the enforceability of non-competition clauses.

Indemnification agreements

       Our articles of association permit us to exculpate, indemnify and insure each of our directors and office holders to the fullest extent permitted by the Israeli Companies Law. We have entered into indemnification agreements with each of our directors and executive officers, undertaking to indemnify them to the fullest extent permitted by Israeli law, including with respect to liabilities resulting from a public offering of our shares, to the extent that these liabilities are not covered by insurance. We have also obtained Directors and Officers insurance for each of our executive officers and directors. For further information, see “Item 6.C. Directors, Senior Management and Employees — Board Practices — Exculpation, insurance and indemnification of directors and officers.”

C. Interests of experts and counsel

Not applicable.

ITEM 8: Financial Information

A. Consolidated Financial Statements and Other Financial Information

Consolidated Financial Statements

         We have appended our consolidated financial statements at the end of this annual report, starting at page F-2, as part of this annual report.

Legal Proceedings

Patent litigations and proceedings related to Neptune Technologies & Bioressources Inc.

We were previously party to a number of actions initiated by Neptune Technologies & Bioressources Inc., which we refer to as Neptune, in which Neptune has claimed that our krill oil products infringe certain of its patents, namely U.S. Patent Nos. 8,030,348, 8,278,351 and 8,383,675. We refer to these three patents as the ‘348 patent, the ‘351 patent and the ‘675 patent, respectively. The complaints with respect to each of these patents were filed against us and certain other parties in the U.S. District Court for the District of Delaware, which we refer to as the District Court, in October 2011, October 2012 and February 2013, respectively. In each of the complaints, Neptune sought both permanent injunctions prohibiting us from making or selling the allegedly infringing products and an unspecified amount of monetary damages against us and the other defendants.

 Additionally, in April 2013, we received a notice of an investigation by the U.S. International Trade Commission, or ITC, regarding complaints filed before the ITC by Neptune and its subsidiary, Acasti Pharma Inc. Neptune and its subsidiaries instituted these complaints against us and certain of Neptune’s other principal competitors in the United States alleging a violation of Section 337 of the Tariff Act of 1930 by reason of alleged infringement of the ‘351 patent and the ‘675 patent.

In April 2014 we signed a final settlement and license agreement with Neptune and Acasti. The ITC investigation and U.S. federal court actions were terminated and dismissed accordingly.

According to the terms of the settlement and license agreement, we received a worldwide non-exclusive license to the entire ‘348 patent family for as long as any patent in that family exists, for all of the Company’s relevant current products and future anticipated products under development.

The settlement and license agreement required a one-time upfront payment that we paid to Neptune.  Further royalties payment to Neptune depend upon the outcome of (1) Inter Partes Review, or IPR, proceedings in the U.S. Patent Office, or USPTO, of certain agreed claims of the ’351 patent, and (2) a potential Australian post-grant reexamination of certain agreed claims of Neptune’s Australian Patent AU2002322233.

With respect to the ‘351 patent, in March 2014, the USPTO issued a decision instituting an IPR of the agreed claims of the ‘351 patent filed by Aker BioMarine AS, or Aker, concluding that there is reasonable likelihood that Aker will prevail in demonstrating unpatentability of those claims.  On July 9, 2014, the USPTO issued a decision instituting our IPR of the agreed claims of the ‘351 patent and granted us motion to join our IPR with Aker’s IPR.  The USPTO held a final hearing in the ‘351 IPR on October 31, 2014, but has not yet issued its decision.  The ‘351 patent is also the subject of an ex parte reexamination, which has been stayed pending the outcome of Aker’s ‘351 IPR.  Prior to the reexamination being stayed, the Patent Office rejected all claims of the ‘351 patent in a January 2, 2014 office action.  That action is not final and Neptune will have an opportunity to respond once the stay is lifted.

Under the terms of the final license and settlement agreement, we submitted our post-grant reexamination to the Australian Patent Office on December 12, 2014.  On January 28, 2015, the Australian Patent Office issued a reexamination report, finding that all the agreed claims lack novelty.  Neptune has until March 28, 2015 to overcome the examiner’s objections, either by argument or amendment.

Claim for finder’s fee

In March 2013, a claim was filed against us in the Haifa District Court, Israel, seeking a finder’s fee in connection with funds invested in our company by one of our investors.

The claim was based upon an agreement entered into in March 2000, between us and the plaintiff, pursuant to which we agreed to pay him a finder’s fee should he introduce us to an investor who would invest an amount in excess of $500,000 in our company. In previous litigation between us and the plaintiff concerning this agreement, the plaintiff claimed to have been entitled to a finder’s fee in respect of an investment made by an investor in us, although the investment materialized more than a year later. This previous claim was adjudicated in the plaintiff’s favor and we paid him a fee of $75,000.

In the new claim, the plaintiff alleged that he was entitled to an additional finder’s fee in the amount of NIS 6.2 million (approximately $1.8 million) in connection with the multiple investments made by the same investor over the past 11 years. In May 2014 a settlement agreement was signed between us and the plaintiff under which we paid the plaintiff a fee of $78,000 as full and final settlement for all claims.

Arbitration with AAK

In May 2014, AAK submitted a request for arbitration to the International Chamber of Commerce in Amsterdam, the Netherlands, seeking a determination of the arbitrators that our disclosure of information in connection with our initial public offering was an intentional, material breach of the joint venture agreement. The request, as further developed in AAK’s statement of claim, filed on November 14, 2014, indicates that AAK believes AL is exposed to likely damage in the future as a result of the level of disclosure that the Company made about it although AAK does not provide any specific instance of this having occurred. AAK’s statement of claim does not state a measure of damages, seek termination of the joint venture agreement or seek to determine what harm, if any, was caused to AL or AAK. In addition, the statement of claim seeks declaratory relief as to the correct interpretation of certain provisions of the buy-sell mechanism under the joint venture agreement.  AAK’s position is that following notice of termination provided by one party, if neither party provides the other party with a buy-sell notice before December 31, 2016, the joint venture will terminate.  On December 12, 2014, we submitted our statement of defense and counterclaims in which we stated our position that we were permitted to disclose information related to AL and required to be disclosed under law in connection with our initial public offering, as well as subsequently in connection with our public company status, and we believe that we have complied with the other limitations in the joint venture agreement.  We also stated our position that the joint venture agreement can only be terminated by one party buying the other party’s share, such that if the buy-sell process is not concluded by December 31, 2016, the termination is ineffective and the joint venture is automatically renewed for additional three-year period. In addition, we filed counterclaims against AAK with respect to certain disputed operational issues which we raised and with respect to AAK’s conduct during our initial public offering.  On January 23, 2015, AAK submitted its statement of defense with respect to our counterclaims. The arbitration hearing is scheduled for June 2015, and an award is expected by no later than December 31, 2015.

Securities Class Action

On September 5, 2014 and September 30, 2014, two stockholders filed class action complaints in the United States District Court for the District of New Jersey, or the Court, purportedly on behalf of all persons who acquired the Company’s ordinary shares in its initial public offering or between September 27, 2013 and August 4, 2014. The lawsuits name as defendants the Company, its directors, certain of its officers and the underwriters of its initial public offering and assert claims under the United States federal securities laws. On February 11, 2015, the Court consolidated the cases as In re Enzymotec Ltd. Securities Litigation, Master File No. 14-CV-05556 though a schedule for an amended complaint and responses thereto has not yet been set.  The Company believes that the lawsuits are without merit and intends to defend itself vigorously.

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

See “Item 3.D. Key Information — Risk factors — Risks related to an investment in our ordinary shares — We have never paid cash or non-cash dividends on our share capital, and we do not anticipate paying any cash or non-cash dividends in the foreseeable future” for an explanation concerning the payment of dividends under Israeli law.

B. Significant Changes

No significant changes have occurred since December 31, 2014, except as otherwise disclosed in this annual report.

ITEM 9: The Offer and Listing

A. Offer and Listing Details

Our ordinary shares began trading publicly on the NASDAQ Global Select Market on September 27, 2013 under the symbol “ENZY.” The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by the NASDAQ Global Select Market.

Period	High	Low
Annual
Year ended December 31, 2014	$30.40	$6.34
Year ended December 31, 2013	$35.12	$14.25
Quarterly
First Quarter 2015 (through February 26, 2015)	$8.40	$5.38
Fourth Quarter 2014	$8.75	$6.34
Third Quarter 2014	$15.40	$6.62
Second Quarter 2014	$22.39	$12.10
First Quarter 2014	$30.40	$20.52
Fourth Quarter 2013	$35.12	$16.31
Third Quarter 2013 (beginning on September 27, 2013)	$19.38	$14.25
Most Recent Six Months
February 2015 (through February 26, 2015)	$8.40	$5.38
January 2015	$7.74	$6.71
December 2014	$8.40	$6.64
November 2014	$8.75	$6.34
October 2014	$7.62	$6.35
September 2014	$8.86	$6.62

The closing sale price of our ordinary shares, as reported by the NASDAQ Global Select Market, on February 26, 2015, was $8.18 per ordinary share.

B. Plan of Distribution

Not applicable.

C. Markets

See “— Offer and Listing Details” above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10: Additional Information

A. Share Capital

Not applicable.

B. Memorandum of Association and Articles of Association

General

As of February 26, 2015, our authorized share capital consists of 100,000,000 ordinary shares, par value NIS 0.01 per share.

All of our outstanding ordinary shares will be validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

Registration number and purposes of the company

Our registration number with the Israeli Registrar of Companies is 51-260924-9. As set forth in Article 3 of our amended articles of association, our purpose is to engage in any lawful activity.

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

Election of directors

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors described under “Item 6.C. Directors, Senior Management and Employees — Board Practices — External directors.”

Under our amended articles of association, our board of directors must consist of not less than five but no more than nine directors, not including two external directors as required by the Israeli Companies Law. Pursuant to our amended articles of association, other than the external directors, for whom special election requirements apply under the Israeli Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares, participating and voting at the relevant meeting. In addition, our directors, other than the external directors, are divided into three classes that are each elected at a general meeting of our shareholders every three years, in a staggered fashion (such that one class is elected each year), and serve on our board of directors until they are removed by a vote of 65% of the voting power of our shareholders at a general or special meeting of our shareholders or upon the occurrence of certain events, in accordance with the Israeli Companies Law and our amended articles of association. In addition, our amended articles of association allow our board of directors to appoint directors to fill vacancies on the board of directors to serve for a term of office equal to the remaining period of the term of office of the directors(s) whose office(s) have been vacated. External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Israeli Companies Law. See “Item 6.C. Directors, Senior Management and Employees — Board Practices — External directors.

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

Vote requirements

Our amended articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Israeli Companies Law or by our amended articles of association. Under the Israeli Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder; and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary) requires, the approval described above under “Item 6.C. Directors, Senior Management and Employees — Board Practices — Approval of related party transactions under Israeli law — Fiduciary duties of directors and executive officers — Disclosure of personal interests of controlling shareholders and approval of certain transactions.” Under our amended articles of association, the alteration of the rights, privileges, preferences or obligations of any class of our shares requires a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting. Our amended articles of association also require that the removal of any director from office (other than our external directors) or the amendment of the provisions of our amended articles relating to our staggered board requires the vote of 65% of the voting power of our shareholders. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Israeli Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by voting deed and voting on the resolution.

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

Registration rights

For a discussion of registration rights we have granted to certain of our shareholders, please see “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions — Investors’ rights agreement.”

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

     For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same Special Majority approval that governs all extraordinary transactions with controlling shareholders (as described under “Item 6.C. Directors, Senior Management and Employees — Board Practices — Approval of related party transactions under Israeli law — Fiduciary duties of directors and executive officers — Disclosure of personal interests of controlling shareholders and approval of certain transactions”).

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

Changes in capital

Our articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Israeli Companies Law and must be approved by a resolution duly passed by our shareholders at a general meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.

C. Material Contracts

For a description of the registration rights present in our Amended and Restated Investors’ Rights Agreement, please refer to “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transaction—Investors’ rights agreement.”

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
 Starting in the year ended December 31, 2014, the Company elected to compute its taxable income in accordance with Income Tax Regulations (Rules for Accounting for Foreign Investors Companies and Certain Partnerships and Setting their Taxable Income), 1986. Accordingly, the taxable income or loss is calculated in dollars. Applying these regulations reduces the effect of dollar-NIS exchange rate on the Company’s Israeli taxable income.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.”

The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel, which was incorporated in Israel and of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it and located in Israel. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

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

The Investment Law was significantly amended effective April 1, 2005, or the 2005 Amendment, and further amended as of January 1, 2011, or (the 2011 Amendment”. Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. We have examined the possible effect, if any, of these provisions of the 2011 Amendment on our financial statements and have decided, at this time, not to opt to apply the new benefits under the 2011 Amendment.

Tax benefits prior to the 2005 Amendment

An investment program that is implemented in accordance with the provisions of the Investment Law prior to the 2005 Amendment, referred to as an “Approved Enterprise,” is entitled to certain benefits. A company that wished to receive benefits as an Approved Enterprise must have received approval from the Investment Center of the Israeli Ministry of Economy (formerly the Ministry of Industry, Trade and Labor), or the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

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

Tax benefits under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not wholly-owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate is 10%. Under the 2011 Amendment, such corporate tax rates were reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013.  Such corporate tax rates were increased to 16% and 9%, respectively, in 2014 and thereafter. Our facilities are located in a specified development zone.

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

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

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

Based on the composition of our income and the composition and estimated fair market values of our assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2014 and based on our future projections, we do not expect to be a PFIC for the taxable year ended December 31, 2015. There can be no assurance that we will not be considered a PFIC for any taxable year. PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. Even though we have determined that we were not a PFIC for the year ended December 31, 2014, there can be no assurance that the IRS will agree with our conclusion.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are currently subject to the information and periodic reporting requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligations of those requirements by filing reports with the SEC. We file periodic reports and other information with the SEC through its electronic data gathering, analysis and retrieval (EDGAR) system.

As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  However, we are required to file with the SEC, within 120 days after the end of each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also intend to furnish with the SEC reports on Form 6-K containing quarterly unaudited financial information.

Our securities filings, including this annual report and the exhibits thereto, are available for inspection and copying at the public reference facilities of the SEC located at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Additionally, you may obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a website at http://www.sec.gov from which certain filings may be accessed. Our filings with the SEC are also available to the public through this website at http://www.sec.gov.

As permitted under NASDAQ Stock Market Rule 5250(d)(1)©, we post our annual reports filed with the SEC on our website at http://ir.enzymotec.com. We will furnish hard copies of such reports to our shareholders free of charge upon written request. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

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

Foreign currency exchange risk.

The U.S. dollar is our functional and reporting currency, with net revenues denominated in U.S. dollars accounting for 75% and 73% of our net revenues in 2013 and 2014. While we incur expenses primarily in U.S. dollars, a significant portion of expenses are denominated in shekels, accounting for 34% and 38% of our expenses in 2013 and 2014, respectively. We also have expenses, although to a much lesser extent, in other non- dollar currencies, in particular the euro. This exposes us to risk associated with exchange rate fluctuations vis-à-vis the U.S. dollar. Furthermore, we anticipate that a material portion of our expenses, principally of salaries and related personnel expenses, will continue to be denominated in shekels.

To the extent the U.S. dollar weakens against the shekel, we will experience a negative impact on our profit margins. A devaluation of the shekel in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses that are payable in shekels, unless those expenses or payables are linked to the U.S. dollar. Conversely, any increase in the value of the shekel in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our unlinked shekel expenses, which would have a negative impact on our profit margins. In 2014, the value of the shekel depreciated in relation to the U.S. dollar by approximately 12.0%, the effect of which was offset by a negative inflation of Israel, at a rate of approximately 0.2%. In 2013, the value of the shekel appreciated in relation to the U.S. dollar by approximately 7.0%, the effect of which was compounded by inflation in Israel, at the rate of approximately 1.8%.

In Europe, our net revenues are received primarily in euros, accounting for approximately 22% and 27% of our total net revenues in 2013 and 2014, respectively, and such net revenues exceed our expenses incurred in euros. Accordingly, if the euro appreciates relative to the U.S. dollar, the U.S. dollar value of our sales is positively impacted, as was the case in 2012 and 2013, when the euro appreciated by 2.0% and 4.5%, respectively, in relation to the U.S. dollar. However, if the euro depreciates relative to the U.S. dollar, the U.S. dollar value of our sales is negatively impacted, as was the case in 2014, when the euro depreciated by 11.8%.

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

The following table presents information about the changes in the exchange rates of the shekel against the U.S. dollar and changes in the exchange rates of the euro against the U.S. dollar:

	Change in Average Exchange Rate
Period	Shekel against the U.S. dollar (%)	Euro against the U.S. dollar (%)
2013	(6.4)	3.5
2014	(0.9)	(0.2)

The net effect of risks stemming from currency exchange rate fluctuations on our operating results can be quantified as follows:

•
An increase of 10% in the value of the shekel relative to the U.S. dollar in the year ended December 31, 2014 would have resulted in a net decrease in the U.S. dollar reporting value of our operating income of $1.5 million, due to the adverse impact on our operating margins that we would experience as a result of such an increase, while a 10% decrease in value of the shekel relative to the U.S. dollar in the year ended December 31, 2014 would have caused a net increase in the U.S. dollar reporting value of our operating income of $1.5 million for 2014, due to the favorable effect on our operating margins that would result from such devaluation of the shekel.

•
An increase of 10% in the value of the euro relative to the U.S. dollar in 2014 would have resulted in a net increase in the U.S. dollar reporting value of our operating income of $1.1 million, due to the favorable effect on our operating margins that we would experience as a result of such an increase, while a decrease of 10% in the value of the euro relative to the U.S. dollar in 2013 would have resulted in a net decrease in the U.S. dollar reporting value of our operating income of $1.1 million for 2013, due to the adverse impact on our operating margins that would result from such devaluation of the euro.

We will continue to monitor exposure to currency fluctuations. Instruments that may be used to hedge future risks may include foreign currency forward and swap contracts. These instruments may be used to selectively manage risks, but there can be no assurance that we will be fully protected against material foreign currency fluctuations. See Note 13 to our consolidated financial statements contained elsewhere in this annual report for additional information regarding foreign exchange risk management.

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

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Initial Public Offering

Our initial public offering closed on October 2, 2013. We issued a total of 5,073,800 ordinary shares with aggregate proceeds of $71.0 million (including the option to purchase additional shares) at a price per share of $14.00. Under the terms of the offering, we incurred aggregate underwriting discounts of $5.0 million (including the option to purchase additional shares), resulting in net proceeds of $66.1 million. We also incurred expenses of $3.2 million in connection with the offering.

From the effective date of the registration statement and until December 31, 2014, we used approximately $8 million of the net proceeds  for the purchase of property, plant and equipment and intangible assets, $1 million of the net proceeds to pay bonuses to certain of our employees, including some of our executive officers, $11 million for funding our increased working capital and approximately $4 million of the net proceeds to pay the remaining balance of an existing long-term credit facility, including acceleration fees.

We may use a portion of the balance of the net proceeds to meet our anticipated increased working capital requirements and for other general corporate purposes. We may also use a portion of our net proceeds to fund the construction of the additional manufacturing facility. We may use also a portion of our net proceeds for exploring opportunities to accelerate growth in our core business through acquisitions of complementary businesses or technologies. We do not currently have specific plans or commitments with respect to the balance of net proceeds from the initial offering, and, accordingly, are unable to quantify the allocation of such proceeds among the various potential uses. Our management has significant flexibility in applying the net proceeds of the initial public offering.

ITEM 15: Controls and Procedures

(a)        Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2014. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2014, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b)        Management’s Annual Report on Internal Control Over Financial Reporting.  Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

      Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making such assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that, as of December 31, 2014, our internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

(c)            Attestation report of the registered public accounting firm. This annual report does not include an attestation report of our independent registered public accounting firm regarding internal controls over financial reporting because the Jumpstart Our Business Startups Act (“JOBS Act”) provides an exemption from such requirement as we qualify as an emerging growth company.

(d)         Changes in Internal Control Over Financial Reporting. During the period covered by this report, no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) have occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16: Reserved

ITEM 16A: Audit Committee Financial Expert

All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ corporate governance rules. Our board of directors has determined that Joseph Tenne is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the NASDAQ corporate governance rules. In addition, Mr. Tenne is independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the listing standards of NASDAQ.

ITEM 16B: Code of Ethics

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in this Item 16B of Form 20-F promulgated by the SEC. The full text of the Code of Business Conduct and Ethics is posted on our website at http://ir.enzymotec.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Form 20-F and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of said code, we will disclose the nature and basis of such amendment or waiver on a Form 6-K or on our website to the extent required by the rules and regulations of the SEC, including the instructions to Item 16B of Form 20-F. We granted no waivers under our Code of Business Ethics and Conduct in 2014.

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Auditors

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm, Kesselman & Kesselman (a member firm of Pricewaterhouse Coopers International Limited) (PwC Israel).

	Year ended December, 31
	2013	2014
	(in thousands of U.S. dollars)
Audit fees	$330	$210
Audit-related fees	―	―
Tax fees	40	37
All other fees	―	―
Total	$370	$247

Audit fees for the years ended December 31, 2013 and 2014 were for professional services rendered for the audit of our annual consolidated financial statements as of December 31, 2013 and 2014, review of consolidated quarterly financial statements, statutory audits of Enzymotec and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC (including our registration statement on Form F-1 related to our initial public offering in 2013 and registration statement on Form F-1 related to a follow-on offering in 2014).

Tax fees for the years ended December 31, 2013 and 2014 were for services related to tax compliance, including tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, and assistance with respect to requests for rulings from tax authorities.

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

Enzymotec’s audit committee is responsible for the oversight of its independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by PwC and other members of PricewaterhouseCoopers International Limited. These services may include audit services, audit-related services, tax services and other services, as further described above. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, PwC and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval and the fees for the services performed. Such fees for 2013 and 2014 were pre-approved by the audit committee in accordance with these procedures.

ITEM 16D: Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E: Purchase of Equity Securities by the Company and Affiliated Purchasers

Not applicable.

ITEM 16F: Change in Registrant’s Certifying Accountant

None.

ITEM 16G: Corporate Governance

As a foreign private issuer, we are permitted to, and do, follow certain home country corporate governance practices instead of those otherwise required under the NASDAQ Stock Market rules for domestic U.S. issuers. For instance, we follow home country practice in Israel with regard to the quorum requirement for shareholder meetings. As permitted under the Israeli Companies Law, our articles of association provide that the quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares instead of 33 1/3% of the issued share capital requirement. We may in the future elect to follow home country practices in Israel with regard to other matters, including the formation of compensation, nominating and corporate governance committees, separate executive sessions of independent directors and non-management directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NASDAQ Global Select Market may provide less protection to you than what is accorded to investors under the NASDAQ Stock Market requirements applicable to domestic U.S. issuers.

ITEM 16H: Mine Safety Disclosures

Not applicable.

PART III

ITEM 17: Financial Statements

Not applicable.

ITEM 18: Financial Statements

We have appended our consolidated financial statements at the end of this annual report, starting at page F-2, as part of this annual report.

ITEM 19: Exhibits

        See exhibit index incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Enzymotec Ltd.

By:	/s/ Ariel Katz
Ariel Katz
President and Chief Executive Officer

Dated: March 2, 2015

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Exhibit no.	Description of exhibit
1.1	Amended and Restated Articles of Association of the Registrant (3)
2.1	Amended and Restated Investors’ Rights Agreement, dated September 22, 2013, by and among the Registrant and the other parties thereto (3)
4.1
Agreement between the Israel Land Administration and Registrant, dated September 17, 2009 relating to Registrant’s facility at the Sagi 2000 Industrial Area, Migdal Ha’Emeq, Israel and Addendum thereto dated August 14, 2013∞(2)

4.2	Shareholders’ Agreement between AarhusKarlshamn AB (publ) and Enzymotec Ltd. regarding the joint venture company Advanced Lipids AB dated June 14, 2007†(1)
4.4	Enzymotec Ltd. Employee Share Option Plan (1999) (4)
4.5	Enzymotec Ltd. 2003 Israeli Share Option Plan, as amended as of April 17, 2013 (4)
4.6	2012 U.S. Addendum to 2003 Israeli Share Option Plan (4)
4.7	Enzymotec Ltd. 2013 Omnibus Equity Incentive Plan (2)
4.8	Form of indemnification agreement by and between Enzymotec Ltd. and each of its directors and executive officers (4)
4.9	Memorandum of Understanding by and among Antarctic Sea Fisheries S.A. and Enzymotec Ltd. dated April 23, 2013†(4)
4.10	Amendment to Memorandum of Understanding by and among Antarctic Sea Fisheries S.A. and Enzymotec Ltd. dated June 14, 2013 (4)
4.11	Enzymotec Ltd. 2014 Compensation Policy (5)
8.1	List of subsidiaries of Enzymotec Ltd.
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
13.1	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications), furnished herewith
15.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm
101.INS	XBRL Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

∞	English summary of original Hebrew document.

†	Portions of this exhibit have been omitted and filed separately with the SEC pursuant to a confidential treatment request.

(1)	Previously filed with the SEC on August 22, 2013 pursuant to a registration statement on Form F-1 (File No. 333-190781) and incorporated by reference herein.

(2)	Previously filed with the SEC on September 16, 2013 pursuant to a pre-effective amendment to a registration statement on Form F-1 (File No. 333-190781) and incorporated by reference herein.
(3)	Previously filed with the SEC on September 24, 2013 pursuant to a pre-effective amendment to a registration statement on Form F-1 (File No. 333-190781) and incorporated by reference herein.

(4)	Previously filed with the SEC on September 27, 2013 pursuant to a post-effective amendment to a registration statement on Form F-1 (File No. 333-190781) and incorporated by reference herein.
(5)	Previously furnished to the SEC on May 30, 2014 as part of Exhibit 99.1 to a current report on Form 6-K and incorporated by reference herein.

ENZYMOTEC LTD.

ENZYMOTEC LTD.
2014 ANNUAL REPORT

ENZYMOTEC LTD.
2014 ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of
ENZYMOTEC LTD.

We have audited the accompanying consolidated balance sheets of Enzymotec Ltd. (the "Company") and its subsidiaries as of December 31, 2014 and 2013 and the related consolidated statements of operations and comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 2014 and 2013 and the consolidated results of their operations and comprehensive income and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

Tel-Aviv, Israel	Kesselman & Kesselman
March 2, 2015	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel,
P.O Box 50005 Tel-Aviv 6150001 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

ENZYMOTEC LTD.
CONSOLIDATED BALANCE SHEETS

	December 31
	2014	2013
	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$10,315	$74,430
Short-term bank deposits	19,970
Marketable securities	1,943
Accounts receivable:
Trade	13,433	18,788
Other	3,110	2,738
Inventories	21,572	11,943
Total current assets	70,343	107,899
NON-CURRENT ASSETS:
Investment in equity investee	1,152	809
Marketable securities	35,287
Funds in respect of retirement benefits obligation	994	1,190
Intangibles, long-term deposits and other	1,200	111
PROPERTY, PLANT AND EQUIPMENT:
Cost	38,237	33,385
L e s s - accumulated depreciation and amortization	8,963	7,021
	29,274	26,364
Total assets	$138,250	$136,373

ENZYMOTEC LTD.
CONSOLIDATED BALANCE SHEETS

	December 31
	2014	2013
	U.S. dollars in thousands
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturity of long-term loans	$-	$4,200
Accounts payable and accruals:
Trade	5,259	6,418
Other	3,569	6,378
Total current liabilities	8,828	16,996
LONG TERM LIABILITY -
Retirement benefits obligation	1,150	1,474
COMMITMENTS AND CONTINGENCIES (Note 9)
Total liabilities	9,978	18,470
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value at December 31, 2014 and 2013: authorized – 100,000,000 shares; issued and outstanding 22,482,509 shares and 21,564,820 shares, respectively.	57	55
Additional paid-in capital	122,075	119,547
Accumulated other comprehensive loss	(64)	(65)
Retained earnings (accumulated deficit)	6,204	(1,634)
Total shareholders' equity	128,272	117,903
Total liabilities and shareholders' equity	$138,250	$136,373

The accompanying notes are an integral part of the consolidated financial statements.

ENZYMOTEC LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Year ended December 31
	2014	2013	2012
	U.S. dollars in thousands (except per share data)
NET REVENUES	$47,103	$64,975	$37,867
COST OF REVENUES	(18,316)	(32,110)	(19,815)
GROSS PROFIT	28,787	32,865	18,052
OPERATING EXPENSES:
Research and development - net	(5,986)	(5,947)	(4,611)
Selling and marketing	(8,034)	(6,725)	(5,191)
General and administrative	(7,475)	(8,434)	(2,935)
T O T A L OPERATING EXPENSES	(21,495)	(21,106)	(12,737)
OPERATING INCOME	7,292	11,759	5,315
FINANCIAL INCOME (EXPENSES) - net	499	(531)	(539)
INCOME BEFORE TAXES ON INCOME	7,791	11,228	4,776
TAXES ON INCOME	(406)	(324)	(180)
SHARE IN PROFITS OF EQUITY INVESTEES	453	491	186
NET INCOME	7,838	11,395	4,782

OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized loss on marketable securities	(125)
Currency translation adjustments on equity investees	(202)	11	14
Changes in unrealized gains or losses in respect of derivative
instruments designated for cash flow hedge	328	171	92
TOTAL COMPREHENSIVE INCOME	$7,839	$11,577	$4,888

EARNINGS PER SHARE:
Basic	$0.36	$0.66	$0.33
Diluted	$0.34	$0.53	$0.28
WEIGHTED AVERAGE NUMBER OF ORDINARY
SHARES USED IN COMPUTATION OF EARNINGS PER SHARE:
Basic	21,902,057	7,544,387	2,996,624
Diluted	23,210,573	9,286,456	3,461,877

The accompanying notes are an integral part of the consolidated financial statements.

ENZYMOTEC LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Ordinary shares	Preferred shares	Ordinary shares	Preferred shares			Additional paid-in capital	Accumulated other comprehensive income(loss)	Retained earnings (accumulated deficit)	Total
	Number of shares		U.S. dollars in thousands
BALANCE AT DECEMBER 31, 2011	2,996,624	166,801	$8	$	*		$45,685	$(353)	$(17,811)	$27,529

CHANGES IN THE YEAR ENDED DECEMBER 31, 2012:
Comprehensive income								106	4,782	4,888
Share-based compensation expense							267			267
Issuance of B2 preferred shares and warrants, net of issuance costs		4,127		$	*		1,497			1,497
BALANCE AT DECEMBER 31, 2012	2,996,624	170,928	$8	$	*		$47,449	$(247)	$(13,029)	$34,181

CHANGES IN THE YEAR ENDED DECEMBER 31, 2013:
Comprehensive income								182	11,395	11,577
Exercise of options by employees	47,940		*				8			8
Issuance of B2 preferred shares and warrants, net of issuance costs		18,856		$	*		6,850			6,850
Exercise of warrants		5,663					1,340			1,340
Conversion of preferred shares to ordinary shares and bonus share distribution	13,290,396	(195,447)	33		(*	)	(33)
Issuance of ordinary shares in an initial public offering, net of issuance costs	5,073,800		14				62,824			62,838
Issuance of restricted shares	156,060		*							*
Share-based compensation expense							1,109			1,109
BALANCE AT DECEMBER 31, 2013	21,564,820	—	$55		$—		$119,547	$(65)	$(1,634)	$117,903

CHANGES IN THE YEAR ENDED DECEMBER 31, 2014:
Comprehensive income								1	7,838	7,839
Exercise of options by employees	908,169		2				1,754			1,756
Issuance of restricted shares	9,520		*							*
Share issuance costs							(78)			(78)
Share-based compensation expense							852			852
BALANCE AT DECEMBER 31, 2014	22,482,509	—	$57		$—		$122,075	$(64)	$6,204	128,272

* Represents an amount of less than $1,000.
The accompanying notes are an integral part of the consolidated financial statements.

ENZYMOTEC LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2014	2013	2012
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$7,838	$11,395	$4,782
Adjustments required to reflect cash flows from operations:
Depreciation and amortization	2,308	1,551	1,422
Share in profits of equity investee	(453)	(491)	(186)
Share-based compensation expense	852	1,109	267
Gain on sale of property, plant and equipment		(3)
Change in inventories	(9,629)	(2,584)	(3,100)
Change in accounts receivable	5,304	(6,965)	(3,806)
Change in accounts payable and accruals	(3,868)	3,052	3,590
Change in other non-current assets	(141)	49	9
Change in retirement benefits obligation	(246)	277	45
Net cash provided by operating activities	1,965	7,390	3,023

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment and intangible assets	(6,361)	(4,885)	(1,248)
Investment in bank and other deposits	(20,009)	10	16
Investment in marketable securities	(42,499)
Investment in equity investee	(92)
Proceeds from sale of marketable securities	5,285
Proceeds from sale of property, plant and equipment		6
Change in funds in respect of retirement benefits obligation	118	(156)	(46)
Net cash used in investing activities	(63,558)	(5,025)	(1,278)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in short-term loans		(1,000)	(4,600)
Repayment of long-term bank loan	(4,200)	(700)	(700)
Proceeds from exercise of options by employees	1,756	8	-
Proceeds from exercise of warrants		1,340	-
Share issuance costs	(78)
Proceeds from initial public offering, net of issuance costs of $8.2 million		62,838	-
Proceeds from issuance of equity and warrants		6,850	1,497
Net cash provided by (used in) financing activities	(2,522)	69,336	(3,803)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(64,115)	71,701	(2,058)

BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF YEAR	74,430	2,729	4,787

BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF YEAR	$10,315	$74,430	$2,729

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$187	$385	$544
Income taxes paid, net of refunds	$691	$161	$135

Supplementary information on financing and investing activities not involving cash flows

At December 31, 2014, 2013 and 2012, trade payables include $622,000 $632,000 and $ 563,000, respectively, in respect of acquisition of property, plant and equipment. These balances will be given recognition in these statements upon payment.

The accompanying notes are an integral part of the consolidated financial statements.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in United States of America ("U.S. GAAP"). The significant accounting policies were applied on a consistent basis, as follows:

a.	General

Enzymotec Ltd. (the "Company" or "Enzymotec"), an Israeli company, which, together with its subsidiaries, develops, manufactures, markets and sells innovative bio-functional lipid ingredients, as well as final products, based on sophisticated proprietary processes and technologies.

The Company's sales are made to companies that market dietary supplements, to distributors related to those companies, to nutrition companies that provide balanced nutrition to babies and to pharmaceutical companies that market the products as treating diseases by providing the body with optimal amounts of substances which are natural to the body. In the VAYA Pharma segment, the majority of the products are sold directly to customers in the U.S. through wholesalers. Outside the U.S., sales are made through leading pharmaceutical companies. As to sales by geographic locations and major customers, see Note 5.

In June 2007, the Company entered into a joint collaboration agreement with a Swedish vegetable oil company (the "Partner" or "AAK") for the manufacture, marketing and sale of products to the infant food industry and established Advance Lipids AB, a Swedish company jointly owned by both parties in equal proportions ("Advanced Lipids") for this purpose, see also Note 4.

b.	Use of estimates in preparation of financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. As applicable to these financial statements, the most significant estimates and assumptions relate to contingencies and derivatives.

c.	Functional currency

The U.S. dollar ("dollar") is the currency of the primary economic environment in which the operations of the Company are conducted.  The majority of the Company's sales are denominated in dollars; the majority of the Company’s expenses are incurred in dollars; and the majority of the Company’s financing has been provided in dollars.

Transactions and balances originally denominated in dollars are presented at their original amounts.  Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively.  For non-dollar transactions and other items in the consolidated statements of operations and comprehensive income (loss) (indicated below), the following exchange rates are used: (i) for transactions - exchange rates at transaction dates; and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization, etc.) - historical exchange rates.  Currency transaction gains and losses are recorded in financial income or expenses, as appropriate.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

The functional currency of the Company's equity investee, Advanced Lipids, is the Swedish Krona, which is the currency of the primary economic environment in which the operations of Advanced Lipids are conducted.  Currency translation adjustments are presented within other comprehensive income (loss).

d.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.  Intercompany balances and transactions have been fully eliminated. Profits from intercompany sales have also been eliminated.

e.	Investment in equity investees

The Company’s investment in equity investees, which is a less-than-majority-owned entity in which the Company exercises significant influence over operating and financial policies, is accounted for using the equity method of accounting. Under the equity method, original investments are recorded at cost and adjusted by the Company’s share of undistributed profits or losses of such company. The Company’s profits from equity investees have been reflected as "share in profits of equity investee" in the consolidated statements of operations and comprehensive income.

f.	Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

g.	Inventories

Inventories include raw materials and finished products and are valued at the lower of cost or market.  The inventories are determined as follows:

Raw materials and supplies - on the "first-in, first-out" basis;

Products in process and finished products: the raw and packaging materials on the "first-in, first-out" basis; the capitalized production cost – on an average basis over the production period.

h.	Investment in securities

Investment in securities consists of debt securities classified as available-for-sale and recorded at fair value. The fair value of quoted securities is based on current market value.

Unrealized gains (losses) of available-for-sale securities, net of taxes, are reflected in other comprehensive income. Unrealized losses considered to be temporary are reflected in other comprehensive income; unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge. Realized gains and losses for debt securities are included in financial income (expenses) -net.

The Company considers available evidence in evaluating potential impairments of its investments, including the duration and extent to which fair value is less than cost. For debt securities, an other-than-temporary impairment has occurred if the Company does not expect to recover the entire amortized cost basis of the debt security. If the Company does not intend to sell the impaired debt security, and it is not more likely than not it will be required to sell the debt security before the recovery of its amortized cost basis, the amount of the other-than-temporary impairment are charged to income included in financial income (expenses) - net, is limited to the portion attributed to credit loss. The remaining portion of the other-than-temporary impairment related to other factors is recognized in other comprehensive income.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

i.	Intangible assets

Intangible assets represent licenses to sell in certain territories (see also Note 9f (1)) and are shown at historical cost. Licenses have a finite useful life and are carried at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful life of the license.

j.	Property, plant and equipment

These assets are stated at cost, net of accumulated depreciation and amortization. The assets are depreciated by the straight-line method on the basis of their estimated useful lives.

Annual rates of depreciation are as follows:

%
Computers and software	33
Buildings	2
Vehicles	15
Manufacturing equipment	7-10
Laboratory equipment	7-20
(Mainly 15%)
Furniture and office equipment	6-15

Leasehold improvements are amortized by the straight-line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

k.	Impairment of long-lived assets

The Company tests long-lived assets (including intangible assets) for impairment whenever events or circumstances present an indication of impairment. If the sum of expected future cash flows (undiscounted and without interest charges) of the assets is less than the carrying amount of such assets, an impairment loss would be recognized. The assets would be written down to their estimated fair values, calculated based on the present value of expected future cash flows (discounted cash flows), or some other fair value measure.

For the years ended December 31, 2014, 2013 and 2012, the Company did not recognize an impairment loss for its long-lived assets.

l.	Revenue recognition

The Company recognizes revenue from sales of its products to customers, including distributors, when persuasive evidence of sales arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured. See also Note 4 for timing of revenue recognition related to the Company's joint collaboration agreement.

The Company provides a right of return to its U.S. distributors upon expiry of the medical food products sold in the Vaya Pharma segment. Accordingly, the Company records a reserve for estimated sales returns based on historical experience as well as specific factors, such as levels of inventory in the distribution channel, product dating and expiration. Returns to date have been inconsequential. Revenues from product sales are also recorded net of cash discounts and distribution fees, which can be reasonably estimated.

m.	Research and development expenses

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

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

n.	Contingencies

Certain conditions may exist as of the balance sheet date, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. Management assesses such contingent liabilities, if any, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, management evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

Management applies the guidance in Accounting Standards Codification ("ASC") 450-20-25 when assessing losses resulting from contingencies. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is recorded as accrued expenses in the Company’s consolidated financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material are disclosed. Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantees are disclosed.

o.	Income taxes

Deferred income taxes are determined by the asset and liability method based on the estimated future tax effects of differences between the financial accounting and the tax bases of assets and liabilities under the applicable tax law. Deferred tax balances are computed using the tax rates expected to be in effect at the time when these differences reverse. Valuation allowances in respect of the deferred tax assets are provided when it is more likely than not that all or a portion of the deferred income tax assets will not be realized. See Note 11g for additional information regarding deferred taxes.

The Company assesses its valuation allowance considering different indicators, including profitability of the different entities in the different tax jurisdictions, the ability to utilize the deferred tax assets in subsequent years, etc.

Upon the distribution of dividends from the tax-exempt income of an "Approved Enterprise" or "Benefitted Enterprise" (see also Note 11a (3)), the amount distributed is subject to tax at the rate that would have been applicable had the Company not been exempted from payment thereof. The Company intends to permanently reinvest the amounts of tax exempt income and it does not intend to distribute such dividends. Therefore, no deferred income taxes have been provided in respect of such tax-exempt income.

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

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

p.	Share-based compensation

The Company accounts for employees and directors share-based compensation awards classified as equity awards using the grant-date fair value method.  The fair value of share-based compensation transactions is recognized as an expense over the requisite service period, net of estimated forfeitures.  The Company estimates forfeitures based on historical experience and anticipated future conditions. Performance-based awards are expensed over the requisite service period when the achievement of performance criteria is probable.

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

q.	Shipping and handling costs

Shipping and handling costs on sales are classified as a component of cost of revenues.

r.	Advertising

Costs related to advertising and promotion of products, are charged to selling and marketing expense as incurred.

s.	Earnings per share

Basic earnings per share are computed by dividing net income applicable to ordinary shareholders by the weighted average number of shares of the Company's ordinary shares outstanding for each period.

Diluted earnings per share are calculated by dividing net income applicable to ordinary shareholders by the fully-diluted weighted-average number of ordinary shares outstanding during each period.  Potentially dilutive shares are comprised of: (i) incremental ordinary shares issuable upon the exercise of share options, restricted shares or warrants, using the treasury stock method; and (ii) shares issuable upon conversion of preferred shares using the “if-converted” method. For the Company's performance-vested share awards, their contingent features result in an assessment for any potentially dilutive common stock by using the end of the reporting period as if it were the end of the contingency period for all awards granted.

Basic and diluted earnings per share are presented in conformity with the two-class method for participating securities for the period prior to their conversion upon the Company's initial public offering in October 2013 when all preferred shares were converted into ordinary shares. Under this method the earnings per share for each class of shares (ordinary shares and preferred shares) are calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

t.	Derivatives

The Company purchases foreign exchange derivative financial instruments (mainly forward exchange contracts, and written and purchased currency options). The transactions are designed to hedge the Company’s currency exposure.
Derivatives that do not qualify for hedge accounting are recognized on the balance sheet at their fair value, with changes in the fair value recognized as a component of “financial income (expenses) - net” in the consolidated statements of operations and comprehensive income (loss).

Changes in the fair value of derivatives that are highly effective and designated as cash flow hedges are reported as a component of other comprehensive income or loss and reclassified into earnings in the same line-item associated with the forecasted transaction and in the same periods during which the hedged transaction impacts earnings.

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

u.	Fair value measurement

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

The three levels of inputs that may be used to measure fair value are as follows:

Level 1 - Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2 - Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3 - Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

v.	Concentration of credit risks, trade receivables and suppliers

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities and trade receivables.  The Company deposits cash and cash equivalents with highly rated financial institutions, mainly Israeli and U.S. banks. Deposits in U.S. banks are federally insured up to $250,000 per account.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company has not experienced any credit losses in these accounts and does not believe it is exposed to any significant credit risk on these instruments. The Company performs ongoing credit evaluations to estimate the need for maintaining reserves for potential credit losses. An allowance for doubtful accounts is recognized on a specific basis with respect to those amounts that the Company has determined to be doubtful of collection. Following are the changes in the allowance for doubtful accounts for the year ended December 31, 2014. There was no change in the years ended December 31, 2013 and 2012.

Year ended December 31
2014
U.S. dollars in thousands
Balance at beginning of year	$-
Charged to cost and expenses	245
Balance at end of year	$245

At December 31, 2014, one customer accounted for more than 10% of gross accounts receivable with a balance of $2,930,000.  At December 31, 2013, two customers accounted for more than 10% of gross accounts receivable with balances of $4,172,000 and $3,688,000.

The Company is dependent on third parties to supply krill meal, an essential raw material for the production of krill oil, which accounted for 40.6%, 53.8% and 49.8% of total net revenues in 2014, 2013 and 2012, respectively. The Company currently purchases krill meal pursuant to a memorandum of understanding with the owners of a vessel that harvests Antarctic krill. It also purchases krill meal from several other suppliers, subject to availability. There are a limited number of vessels capable of producing krill meal onboard.  In 2013, a distribution company from which the Company previously purchased krill meal declared bankruptcy. However, no material disruption to the krill meal supply occurred and the Company was able to make alternative arrangements with the owner of the vessel. In 2014, the Company also purchased frozen krill, which, while more expensive to process into krill meal onshore compared to krill from vessels processed onboard, is more readily obtainable. The Company also signed a toll processing agreement in 2014 with a toll processor for processing the frozen krill into krill meal. The Company intends to meet its krill meal needs in the future by sourcing krill meal both from vessels that process krill meal onboard and suppliers of frozen krill. However, if the Company, for any reason, is no longer able to obtain the krill meal from a supplier on terms reasonable to it, or at all, this would have a material adverse effect on its results of operations and financial condition.

w.	Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued guidance on revenue from contracts with customers that will supersede most current revenue recognition guidance, including industry-specific guidance. The underlying principle is that an entity will recognize revenue upon the transfer of goods or services to customers in an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The guidance is effective for the interim and annual periods beginning on or after December 15, 2016 (January 1, 2017 for the Company. Early adoption is not permitted). The guidance permits the use of either a retrospective or cumulative effect transition method. The Company is currently evaluating the impact of the amended guidance on its consolidated financial statements.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

In August 2014, the FASB issued amended guidance related to disclosure of uncertainties about an entity’s ability to continue as a going concern. The new guidance requires management to evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern and, as necessary, to provide related footnote disclosures. The guidance has an effective date of December 31, 2016. The Company believes that the adoption of this new standard will not have a material impact on its consolidated financial statements.

NOTE 2 - INITIAL PUBLIC OFFERING ("IPO") AND SECONDARY OFFERING

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

In connection with the closing of the IPO and in accordance with their original terms, the vesting period for certain options was accelerated such that options to purchase 262,888 ordinary shares vested and became exercisable upon the closing of the IPO and options to purchase 224,740 ordinary shares vested and became exercisable after one year from the closing of the IPO. Additionally, restricted shares, whose vesting was also subject to the occurrence of a change in control event (i.e. closing of an IPO) will vest according to their vesting schedule, see also Note 10c.

In addition, following the closing of the IPO, the Company's Board of Directors approved a grant of 9,520 fully vested restricted shares to the Company's then-current Vice Chairman of the Board of Directors, see also Note 10c.

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

On March 5, 2014, the Company closed a registered public offering by certain selling shareholders of 5,403,685 ordinary shares at $28.00 per share, which included 704,828 shares purchased pursuant to the full exercise of the underwriters' option to purchase additional shares. The Company did not receive any proceeds from the sale of these shares. The Company recognized in the statement of operations and comprehensive income $0.4 million expenses in respect of such offering.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT

Composition of property and equipment grouped by major classifications is as follows:

	December 31
	2014	2013
	U.S. dollars in thousands
Manufacturing equipment	$19,488	$17,993
Buildings	10,472	10,269
Laboratory equipment	3,536	2,792
Land*	951	951
Furniture, office equipment and computers	1,272	1,082
Leasehold improvements	161	161
Vehicles	27	18
Advances on account of acquisition of machinery and equipment	2,330	119
	38,237	33,385
Less: accumulated depreciation and amortization	8,963	7,021
	29,274	$26,364

*     Land includes long-term leasehold rights in Israel with useful lives of 98 years.

Depreciation and amortization expense totaled $1,941,000, $1,551,000 and $1,422,000 for the years ended December 31, 2014, 2013 and 2012, respectively.

NOTE 4 - JOINT COLLABORATION AGREEMENT

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

Advanced Lipids operates as a low risk distributor of the joint collaboration. The Company recognizes revenues from its sales to the Partner only upon sale by Advanced Lipids to its customers.  As described in Note 1e, the Company accounts for its investment in Advanced Lipids using the equity method of accounting and recognizes its 50% proportionate share of the profit or loss of Advanced Lipids. For the years ended December 31, 2014, 2013 and 2012, sales of the Company through this joint collaboration amounted to $13,280,000, $16,666,000 and $8,183,000, respectively. At December 31, 2014 and 2013, the receivable balance was $2,321,000 and $5,370,000, respectively.

In May 2014, AAK submitted a request for arbitration against the Company seeking a declaration that the Company breached the confidentiality provisions of the agreement by disclosing confidential information of the joint venture in its registration statement for its IPO, as well as a declaration regarding the correct interpretation of certain provisions of the joint venture agreement. AAK's statement of claim does not state a measure of damages, seek termination of the joint venture agreement or seek to determine what harm, if any, was caused to AL or AAK. On December 12, 2014, the Company submitted its answer to AAK’s arbitration request rejecting AAK's allegations and including also a counter claim, in which the Company is seeking monetary damages from AAK due to various breaches of the joint collaboration agreement by AAK. On January 23, 2015, AAK submitted its statement of defense with respect to the Company's counterclaims. The arbitration hearing is scheduled for June 2015, and an award is expected by no later than December 31, 2015. The outcome of this arbitration is inherently uncertain. Any such proceedings could be disruptive to the joint venture’s activities and require significant attention from management.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 5 - SEGMENT INFORMATION:

a.	Segment information:

The Chief Executive Officer ("CEO") is the Company’s chief operating decision-maker ("CODM"). At December 31, 2014, management has determined that there are two operating segments, based on the Company's organizational structure, its business activities and information reviewed by the CODM for the purposes of allocating resources and assessing performance.

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

The Nutrition Segment includes the results of Advanced Lipids and other activities performed at the Company level.  For accounting purposes, the results of Advanced Lipids are recorded using the equity method of accounting.  For management purposes, the results of Advanced Lipids are analyzed based on proportionate consolidation, which represents the Company's share (50%) of the gross results of Advanced Lipids.

VAYA Pharma.  This segment develops, manufactures and sells branded lipid-based medical foods for the dietary management of medical disorders and common diseases.  This is a research-based, specialty pharmaceutical segment, which currently offers medical foods products for the cardiovascular and neurological markets.
The CODM assesses the performance based on a measure of "Adjusted EBITDA" (earnings before financial expenses, tax, depreciation and amortization and excluding share-based compensation expenses and other unusual income or expenses).

The measure of assets has not been disclosed for each segment as it is not regularly provided to the CODM.

Segment data for the year ended December 31, 2014 is as follows:

	Nutrition	Vaya Pharma	Total	Elimination***	Consolidated
	U.S. dollars in thousands

Net revenues from external customers	$55,815	$5,641	$61,456	$(14,353)	$47,103
Cost of revenues*	30,605	1,435	32,040	(13,775)	18,265
Gross profit*	25,210	4,206	29,416	(578)	28,838
Operating expenses**	13,347	6,957	20,304	(3)	20,301
Depreciation and amortization	2,112	196
Adjusted EBITDA	$13,975	$(2,555)
Share-based compensation expense					852
Secondary offering expenses					393
Operating Income					$7,292
Financial income - net					499
Income before taxes on income					$7,791

*	Including depreciation and amortization but excluding share based compensation expense.
**	Including depreciation and amortization, but excluding share-based payment and Secondary offering expenses.
***	Representing the change from proportionate consolidation to the equity method of accounting.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 5 - SEGMENT INFORMATION (continued):

Segment data for the year ended December 31, 2013 is as follows:

	Nutrition	Vaya Pharma	Total	Elimination**	Consolidated
	U.S. dollars in thousands
Net revenues from external customers	$76,167	$4,444	$80,611	$(15,636)	$64,975
Cost of revenues*	45,804	1,255	47,059	(14,981)	32,078
Gross profit*	30,363	3,189	33,552	(655)	32,897
Operating expenses*	13,009	6,020	19,029		19,029
Depreciation and amortization	1,415	136
Adjusted EBITDA	$18,769	$(2,695)
IPO related bonus					1,000
Share-based compensation expense					1,109
Operating Income					$11,759
Financial expenses - net					(531)
Income before taxes on income					$11,228

*	Including depreciation and amortization but excluding share based compensation expense and IPO related bonus.
**	Representing the change from proportionate consolidation to the equity method of accounting.

Segment data for the year ended December 31, 2012 is as follows:

	Nutrition	Vaya Pharma	Total	Elimination**	Consolidated
	U.S. dollars in thousands

Net revenues from external customers	$44,380	$1,832	$46,212	$(8,345)	$37,867
Cost of revenues*	27,297	588	27,885	(8,087)	19,798
Gross profit*	17,083	1,244	18,327	(258)	18,069
Operating expenses*	7,850	4,637	12,487		12,487
Depreciation and amortization	1,304	118
Adjusted EBITDA	$10,537	$(3,275)
Share-based compensation expense					267
Operating income					5,315
Financial expenses - net					(539)
Income before taxes on income					$4,776

*	Including depreciation and amortization but excluding share based compensation expense.
**	Representing the change from proportionate consolidation to the equity method of accounting.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 5 - SEGMENT INFORMATION (continued):

b.	Entity wide information:

1)	Net revenues by geographic location were as follows:

	Year ended December 31
	2014	2013	2012
	U.S. dollars in thousands
North America	$25,810	$35,458	$17,487
Europe	10,395	10,382	6,828
Australia	2,388	10,811	11,763
Asia	7,019	7,735	1,497
Israel	1,491	589	292
Total revenues	$47,103	$64,975	$37,867

2)	Substantially all of the Company's long lived assets are located in Israel.

3)	Revenues from sales of three products out of the Nutrition Segment, which exceed 10% of total revenues, are as follows:

	Year ended December 31
	2014	2013	2012
	U.S. dollars in thousands
Krill oil	$19,131	$34,926	$18,841
InFat	$13,280	$16,666	$8,183
Sharp PS	$5,505	$5,248	$4,978

4)	Net revenues from single customers out of the Nutrition Segment that exceed 10% of total net revenues in the relevant year:

	Year ended December 31
	2014	2013	2012
	U.S. dollars in thousands
Customer A	$1,958	$7,692	$9,426
Customer B	$1,471	$9,833	$595

NOTE 6 - INVENTORIES

	December 31
	2014	2013
	U.S. dollars in thousands
Raw materials and supplies	$12,240	$6,550
In-process inventories	$6,644	$3,790
Finished goods	$2,688	$1,603
	$21,572	$11,943

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 7 – BORROWINGS

In September 2009, the Company entered into a financing agreement (the "Financing Agreement") with a bank (the "Bank"), which amounted to $10.6 million and was comprised of $7 million long-term loans and $3.6 million short term credit line for financing of working capital. The short-term credit line expired on December 31, 2013.

In February 2010, the Company entered into an interest rate swap agreement, in respect of $5.6 million principal amount long-term loan, with a third party to change the interest from floating rate to fixed rate . The above transaction was qualified for cash flows hedge accounting.

In December 2013, the Company notified the Bank that it was exercising its right for early repayment of the entire loan ($4.2 million at December 31, 2013). Accordingly, the loan was classified as a current maturity and the interest rate swap transaction no longer qualified for cash flows hedge accounting. As a result, the Company recorded $282,000 of financial expenses in the fourth quarter of 2013, representing the fair value of the cash flow hedge transaction mentioned above and the early repayment fee. The loan was repaid in full at January 31, 2014. Following the early repayment of the loan, the Company has removed all charges and liens, as well as financial covenants, in respect of the loan.

NOTE 8 - EMPLOYEE RIGHTS UPON RETIREMENT

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

With regard to the employees without a Contribution Plan, the liability is funded in part by the purchase of insurance policies or by the establishment of pension funds with dedicated deposits in the funds. These policies are the Company's assets. The severance payment liability to the employees (based upon length of service and the latest monthly salary - one month’s salary for each year of employment) is recorded on the Company's balance sheets under “retirement benefits obligation”. The liability is recorded as if it was payable at each balance sheet date on an undiscounted basis. In the years ended December 31, 2014, 2013 and 2012, the Company deposited $147,000, $156,000 and $139,000, respectively, with insurance companies and pension funds in connection with its severance payment obligations.

The amounts of severance payment expenses were $392,000, $506,000 and $284,000 for the years ended December 31, 2014, 2013 and 2012, respectively, of which $312,000, $230,000 and $145,000 in the years ended December 31, 2014, 2013 and 2012, respectively, were in respect of the Contribution Plan and funded accordingly.  Gains (losses) on the amounts funded in insurance companies and pension funds, in respect of retirement benefit obligation totaled ($78,000), $154,000 and $74,000 for the years ended December 31, 2014, 2013 and 2012, respectively.

The Company expects to contribute approximately $490,000 in the year ending December 31, 2015 to insurance companies in connection with its severance liabilities for its operations for that year, $335,000 of which will be contributed to a Contribution Plan.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 9 - COMMITMENTS AND CONTINGENCIES:

a.	Operating leases

As of December 31, 2014, minimum future rentals under operating leases of office space, machinery and equipment and vehicles for periods in excess of one year amounted to $1,337,000 and were to be paid as follows: 2015 - $592,000; 2016 - $483,000; 2017 - $176,000; 2018 - $71,000; 2019 – $15,000. The lease expenses in each of the years ended December 31, 2014, 2013 and 2012 were $868,000, $452,000 and $355,000, respectively.

b.	Marketing and distribution agreements

The Company has entered into marketing and distribution agreements with commercial entities with respect to its products.  Under the terms of the agreements, the distributors have received rights to distribute the products in a defined territory and for various periods.

c.	Toll manufacturing agreement

The Company has entered into a 10 year toll manufacturing agreement with respect to one of its products. Under the terms of the agreement, the Company has committed for minimum purchasing through the term of the agreement. The Company can terminate the agreement with a 90 day notice, subject to payment of termination payment which is based on a fixed amount of up to $500,000 reduced by actual purchasing before termination.

d.	Joint Venture ("JV") agreement

On December 4, 2013, the Company signed a JV agreement with Polar Omega A/S ("Polar"), a Danish company specializing in the production of marine phospholipids from sustainable fish sources for the commercialization of Omega PC™, a new premium fish based omega-3 product. Under the agreement, the Company will be responsible for global sales and marketing, research and development, and for the intellectual property regarding Omega PC™. Polar will be responsible for supply chain, including sourcing of raw materials and manufacturing Omega PC™.  The parties are currently discussing the termination of the joint venture.

e.	Royalties:

1)
The Company is committed to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Economy (the "Chief Scientist"); the royalties are computed based on the Company’s net revenues arising from know-how in the research and development in which the Chief Scientist participated by way of grants.  Under the terms of the Company’s funding from the Chief Scientist, royalties of 3%-5% are payable on sales of products developed from a project so funded, up to 100% of the amount of the grant received by the Company (dollar linked with the addition of annual interest at LIBOR rate). At the time the grants were received, successful development of the related projects was not assured.  In the case of failure of a project that was partly financed by royalty-bearing Government grants, the Company is not obligated to pay any such royalties to the Israeli Government. At December 31, 2014, the maximum royalty amount payable (including interest) by the Company is approximately $3.1 million.

2)
In 2001, the Company and a third party (the U.S. Partner) entered into an agreement for the development, manufacture and supply of a new product.  The development of this product was funded by BIRD – Israel-U.S. Binational Industrial Research and Development Foundation (the "BIRD Foundation"). The Company is committed to pay royalties to the BIRD Foundation which are computed based on the Company’s net revenues from sale of products in the development of which the BIRD Foundation participated.

The U.S. Partner has terminated the research project and the BIRD Foundation gave its consent to the termination as above. Therefore, the Company is not expected to derive any revenues from the said research; however, in case such revenues shall arise to the Company, the maximum royalty amount payable by the Company is $ 370,000 as of December 31, 2014.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 9 - COMMITMENTS AND CONTINGENCIES (continued):

3)	Royalty expenses for the years ended December 31, 2014, 2013 and 2012 were recorded in cost of revenues and amounted to $115,000, $101,000 and $40,000, respectively.

f.	Litigation:

1)
The Company was a party to a number of actions initiated by Neptune Technologies & Bioressources Inc., ("Neptune"), in which Neptune has claimed that the Company's krill oil products infringe certain of its patents, namely U.S. Patent Nos. 8,030,348, 8,278,351 and 8,383,675, ( the "348 patent", the "351 patent" and the "675 patent", respectively). The complaints asserting each of these patents were filed against the Company and certain other parties in the United States District Court for the District of Delaware, (the "District Court"), in October 2011, October 2012 and February 2013, respectively. In each of the complaints, Neptune sought both permanent injunctions prohibiting the Company from making or selling the allegedly infringing products and an unspecified amount of monetary damages against the Company and the other defendants. The Company has agreed to indemnify and be financially responsible for any damages awarded against certain of its customers resulting from the purchase, importation, sale or use of the Company's products in the event such products are found to infringe certain of Neptune's patent rights.

Additionally, in April 2013, the Company received a notice of an investigation by the United States International Trade Commission, ("ITC"), regarding complaints filed before the ITC by Neptune and its subsidiary, Acasi Pharma Inc. Neptune and its subsidiaries instituted these complaints against the Company and certain of Neptune’s other principal competitors in the United States alleging a violation of section 337 of the Tariff Act of 1930 by reason of alleged infringement of the 351 patent and the 675 patent.

On April 27, 2014, the Company signed a settlement agreement with Neptune (the "Settlement Agreement"). Pursuant to the Settlement Agreement, the Neptune patent litigations were dismissed with prejudice on May 2, 2014 and the ITC action was terminated on June 12, 2014. Under the Settlement Agreement, the Company received a worldwide non-exclusive license to the entire "348 patent family" for as long as any patent in that family exists, for all of the Company's relevant current products and future anticipated products under development in consideration of a one-time upfront payment to Neptune. This payment is recorded as intangible asset, which is being amortized over the life of the "348 patent family".  Any further payments to Neptune depend upon the outcome of (1) Inter Partes Review (“IPR”) proceedings in the U.S. Patent Office (“USPTO”) of certain agreed claims of the "351 Patent" and (2) a potential Australian post-grant reexamination of certain agreed claims of Neptune’s Australian Patent AU2002322233.

With respect to the "351 patent", on March 2014, the USPTO issued a decision instituting an IPR of the agreed claims of the "351 patent" filed by Aker BioMarine AS (“Aker”), concluding that there is reasonable likelihood that Aker will prevail in demonstrating unpatentability of those claims.  On July 9, 2014, the USPTO issued a decision instituting the Company’s IPR of the agreed claims of the "351 patent" and granted the Company’s motion to join the Company’s IPR with Aker’s IPR.  The "351 patent" is also the subject of an ex parte reexamination, which has been stayed pending the outcome of Aker’s 351 IPR.  Prior to the reexamination being stayed, the Patent Office rejected all claims of the "351 patent" in a January 2, 2014 office action.  That action is not final and Neptune will have an opportunity to respond once the stay is lifted.  Management believes that it is not probable that Aker and/or the Company will lose their IPR proceedings, and that the USPTO will find the agreed claims of the "351 patent" to be valid. Accordingly, the Company has not included any provision in its financial statements for these claims.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 9 - COMMITMENTS AND CONTINGENCIES (continued):

With respect to Neptune’s Australian Patent AU2002322233, on September 30, 2014, pursuant to the terms of the Settlement Agreement, an arbitrator selected the agreed claims of Neptune’s Australian Patent AU200232223.  Under the terms of the Settlement Agreement, the Company submitted its post-grant reexamination to the Australian Patent Office ("APO") on December 12, 2014.  On January 28, 2015, the APO issued a reexamination report, finding that all the agree claims lack novelty.  Neptune has until March 28, 2015 to overcome the examiner’s objections, either by argument or amendment.  If Neptune does not do so, the APO may begin proceedings for revocation of the Australian Patent.

2)	In March 2013, a claim was filed against the Company in the Haifa District Court, Israel, seeking a finder’s fee in connection with funds invested in the Company by one of its investors (the "Claim").

The Claim is based upon an agreement, dated March 2000, between the Company and the plaintiff, pursuant to which the Company agreed to pay him a finder’s fee, should he introduce the Company to an investor who would invest an amount in excess of $500,000 in the Company. In previous litigation between the Company and the plaintiff concerning this agreement, the plaintiff claimed to have been entitled to finder's fee in respect of an investment made by an investor in the Company, although the investment materialized more than a year later. This previous claim was adjudicated in his favor and the Company paid him a fee of $75,000.

In the present Claim, the plaintiff alleges that he is entitled to an additional finder’s fee in the amount of NIS 6.2 million (approximately $1.8 million) in connection with the multiple investments made by the same investor over the past 11 years. In May 2014, the parties signed an agreement, under which the Company paid the plaintiff a fee of $78,000 as full and final settlement for all claims.

3)
On September 5, 2014 and September 30, 2014, two stockholders filed class action complaints in the United States District Court for the District of New Jersey purportedly on behalf of all persons who acquired the Company's securities in its IPO or between September 27, 2013 and August 4, 2014.  The lawsuits name as defendants the Company, its directors, certain of its officers and the underwriters of its initial public offering and assert claims under the United States federal securities laws.  On February 11, 2015, the Court consolidated the cases as In re Enzymotec Ltd. Securities Litigation, Master File No. 14-CV-05556 though a schedule for an amended complaint and responses thereto has not yet been set.  The Company believes that the lawsuits are without merit and intends to defend itself vigorously. Management believes an estimate of the likelihood that the Company might incur financial loss as a result of this litigation, as required by ASC 450-20-50-4, "Contingencies", cannot be made at this time, given the early stage of these lawsuits. Accordingly, the Company has not included any provision in its consolidated financial statements for this claim. Under the underwriting agreement, the Company is obligated to provide indemnification to the underwriters in connection with legal proceedings, as defined in the agreement.

4)	As to arbitration with AAK, see Note 4.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 10 - SHAREHOLDERS' EQUITY

a.	Share capital:

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

4)	Share Purchase Agreement ("SPA")

In September 2011, the Company signed an SPA with certain of its shareholders. Following this SPA and certain amendments signed by the Company, certain shareholders invested in the Company, during the years 2011 through 2013, a total of $12.5 million in exchange for Series B2 Preferred shares NIS 0.01 par value and at a price per share equal to $5.34.

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

In 2001, 2003 and 2013 the Company’s Board of Directors approved option plans for employees, directors and service providers (the "Plans").  Through December 31, 2014, the Company granted as part of the Plans 4,491,361 options and 442,829 restricted shares (see c. below) to employees, directors and service providers. Each option is exercisable into one ordinary share of NIS 0.01 par value.  On December 31, 2014, 67,772 shares were available for issuance upon grants of options or restricted shares under the Plans.

From the effective date of grant, options generally vest over a 4-year period 25% each year. Immediately upon exercise, the ordinary shares issued will have the same rights as all other ordinary shares.  In general, any option not exercised within 10 years from the grant date or within three months from the termination of employment will expire, unless extended by the Board of Directors.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 10 - SHAREHOLDERS' EQUITY (continued):

The Plans with respect to Israeli employees are intended to be governed by the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. In accordance with the capital gain track chosen by the Company and pursuant to the terms thereof, the Company is not allowed to claim, as an expense for tax purposes, the amounts credited to employees as a benefit, including amounts recorded as salary benefits in the Company’s accounts, in respect of options granted to employees under the Plan - with the exception of the work-income benefit component, if any, determined on the grant date. Options granted to employees from other countries are subject to similar terms with certain changes required for local regulations.

The fair value of options granted during the years ended December 31, 2014, 2013 and 2012 was $3.57, $2.02 and $0.23, respectively.

The fair value of each option granted is estimated on the date of grant using the binomial option-pricing model, with the following assumptions:

	Year ended December 31
	2014	2013	2012
Dividend yield	0%	0%	0%
Expected volatility	71%	67%	60%
Risk-free interest rate	2.44%	1.8%	2.2%
Contractual term	10 years	10 years	10 years
Early exercise multiple	178%-203%	215% -246%	218% -229%

The expected volatility is based on the historical volatility of comparable companies.  The risk-free interest rate assumption is derived from the interest curve for U.S. government bonds for periods corresponding to the life term of the option on the grant date. The early exercise multiple was based on data of comparable companies.

The total unrecognized compensation cost of options granted to employees, directors and service providers (not including compensation cost in respect of restricted shares, see d. below) at December 31, 2014 is $1,720,000 which is expected to be recognized over a period of 3.6 years.

A summary of share option plans (excluding restricted shares information, see d. below), and related information, under all of the Company’s equity incentive plans for the years ended December 31, 2014, 2013 and 2012 are as follows:

Options granted to employees, directors and service providers:

	Year ended December 31
	2014		2013		2012
	Number of shares upon exercise	Weighted average exercise price*	Number of shares upon exercise	Weighted average exercise price*	Number of shares upon exercise	Weighted average exercise price*
Outstanding at the beginning of the year	1,967,784	2.51	1,866,940	2.13	1,789,760	2.08
Granted	554,433	13.76	174,420	6.02	168,980	3.12
Exercised	(908,169)	1.94	(47,940)	0.15
Forfeited	(26,436)	9.73	(25,636)	3.12	(91,800)	3.12
Outstanding at the end of the year	1,587,612	6.64	1,967,784	2.51	1,866,940	2.13
Exercisable at the end of the year	1,039,011	2.87	1,747,532	2.29	1,335,112	1.74

* In dollars per share.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 10 - SHAREHOLDERS' EQUITY (continued):

The following table summarizes information concerning outstanding and exercisable options as of December 31, 2014:

	Options outstanding			Options exercisable
				Shares
	Shares upon		Aggregate	upon		Aggregate
	exercise of	Weighted	intrinsic	exercise of	Weighted	intrinsic
	options	average	value	options	average	value
	outstanding	remaining	(U.S.	outstanding	remaining	(U.S.
Exercise	at end of	contractual	dollars in	at end of	contractual	dollars in
prices *	year	life	thousands)	year	life	thousands)
0.0001	77,870	2.49	595	77,870	2.49	595
1.47	193,800	3.62	1,196	193,800	3.62	1,196
3.12	637,941	6.01	2,883	637,941	6.01	2,883
5.34	126,000	8.27	290	126,000	8.27	290
13.76	538,401	9.62	-	-	-	-
14	13,600	8.76	-	3,400	8.76	-
	1,587,612	6.97	4,964	1,039,011	5.58	4,964

* In dollars per share

The aggregate intrinsic value in the above table represents the total pre-tax intrinsic value, based on the Company's closing share price of $7.64 on December 31, 2014, less the exercise price. This represents the potential amount receivable by the option holders had all option holders exercised their options as of such date.

c.	Restricted shares and restricted share units

In August 2013, the Company's Board of Directors approved a grant of 156,060 restricted shares to the current chairman of the Board of Directors.  The restricted shares are subject to vesting over four years commencing on March 31, 2013 and to other vesting milestones as follows: (i) the vesting of 104,040 restricted shares is subject to the occurrence of a change of control event, as defined; and (ii) the vesting of 52,020 restricted shares is subject to: (a) the occurrence of a change of control event, as defined and (b) the achievement of a market cap milestone, as defined. Following the closing of the IPO, the change in control event occurred and accordingly, the 104,040 restricted shares will vest according to their vesting schedule. In addition, the market cap milestone was met after year-end and the 52,020 restricted shares will vest according to their vesting schedule. The fair value of restricted shares is estimated based on the market value of the Company's stock on the date of award. The Company recorded an expense of $412,000 and $377,000 for the years ended December 31 2014 and 2013, respectively in respect of such restricted shares. The total unrecognized compensation expense in respect of such restricted shares is $926,000, which is expected to be recognized over a period of 2.25 years.

In November 2013, in connection with the closing of the IPO, the Company's Board of Directors approved a grant of 9,520 fully vested restricted shares to the previous vice chairman of the Board of Directors.  The Company recorded an expense of $294,000 in the fourth quarter of 2013 in respect of such restricted shares.  Such shares were issued in January 2014.

In August 2014, the Company's Board of Directors approved a grant of 277,249 restricted share units to the Company's employees. The restricted share units are subject to vesting over four years commencing on August 15, 2014. The fair value of these restricted share units is estimated based on the market value of the Company's stock on the date of award. The Company recorded an expense of $170,000 in the year ended December 31, 2014 in respect of such restricted share units. The total unrecognized compensation expense in respect of such restricted shares units is $1,585,000, which is expected to be recognized over a period of 3.6 years.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 10 - SHAREHOLDERS' EQUITY (continued):

A summary of restricted share units' information for the year ended December 31, 2014:

Year ended December 31
2014
Number of restricted share units upon exercise
Outstanding at the beginning of the year	-
Granted	277,249
Forfeited	(8,018)
Outstanding at the end of the year	269,231
Vested at the end of the year	-

d.	Share based compensation expense:

The following table illustrates the effect of share-based compensation (including restricted shares and restricted share units information) expense on the consolidated statement of operations and comprehensive income:

	Year ended December 31
	2014	2013	2012
	U.S. dollars in thousands
Cost of revenues	$51	$32	$17
Research and development expenses -net	103	56	60
Selling and marketing expenses	146	77	40
General and administrative expenses	552	944	150
	$852	$1,109	$267

e.	Accumulated other comprehensive loss:

	December 31
	2014	2013
	U.S. dollars in thousands
Unrealized loss on marketable securities	$(125)
Currency translation adjustment	(177)	$25
Unrealized gain (loss) from cash flow hedge*	238	(90)
	$(64)	$(65)

*	In the year ended December 31, 2013, amount of $261,000 in respect of unrealized loss from cash flow hedge was reclassified from accumulated other comprehensive loss into financial expenses.

In the year ended December 31, 2014, amounts of $60,000 and $470,000 in respect of unrealized gain (loss) from cash flow hedge were reclassified from accumulated other comprehensive income into financial income and revenues, respectively.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 11 - TAXES ON INCOME:

a.	The Company

The Company is taxed according to Israeli tax laws:

1)        Measurement of results for tax purposes

As explained in Note 1c, the dollar is the functional currency of the Company, and the Company's consolidated financial statements are presented in dollars. The difference between the changes in the Israeli shekel ("NIS") and the exchange rate of the dollar, both on an annual and a cumulative basis causes a difference between taxable income and income reflected in these consolidated financial statements.

ASC 740-10-25, "Income Taxes", prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are premeasured from the local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the abovementioned differences were not reflected in the computation of deferred tax assets and liabilities.

Starting in the year ended December 31, 2014, the Company elected to compute its taxable income in accordance with Income Tax Regulations (Rules for Accounting for Foreign Investors Companies and Certain Partnerships and Setting their Taxable Income), 1986. Accordingly, the taxable income or loss is calculated in dollars. Applying these regulations reduces the effect of dollar-NIS exchange rate on the Company’s Israeli taxable income.

2)        Tax rates

The income of the Company (other than income from "Approved Enterprise" or "Benefited Enterprise", see 3. below) is taxed at the regular corporate tax rate. On December 6, 2011, the "Tax Burden Distribution Law" Legislation Amendments (2011) was published. Under this law, the corporate tax rate was set at 25% as from 2012 and thereafter.  On August 5, 2013, the Law for Change of National Priorities (Legislative Amendments for Achieving the Budgetary Goals for 2013-2014), 2013 was published. Under this law, the corporate tax rate was raised to 26.5% beginning in 2014 and thereafter.

3)	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law")

Under the Investment Law, including Amendment No. 60 to the Investment Law that was published in April 2005, by virtue of the Approved Enterprise or Benefited Enterprise status granted to certain of its production facilities the Company is entitled to various tax benefits.

The main benefit arising from such status is the reduction in tax rates on income derived from an Approved Enterprise. Income derived from Approved or Benefited Enterprises is tax exempt for a period of up to ten years period of benefits. The period of tax benefits, as described above, is subject to limitations of the earlier of 12 years from the commencement of production, or 14 years from the date of approval. As of December 31, 2014, the period of benefits has not yet commenced.

In the event of distribution of cash dividends from income which was tax exempt as above, the amount distributed will be subject to the tax rate it was exempted from.

The Company is entitled to claim accelerated depreciation in respect of equipment used by the Approved or Benefited Enterprises during five tax years.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 11 - TAXES ON INCOME (continued):

Entitlement to the above benefits is conditioned upon the Company fulfilling the conditions stipulated by the Investment Law and regulations published thereunder, and in the certificate of approval for the specific investments in Approved Enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli consumer price index and interest.

4)	Amendment of the Investment Law

Under an amendment 68 to the Investment Law (“Amendment 68”), a uniform corporate tax rate will apply to all qualifying industrial income of such company
(“Industrial Company”), as opposed to the previous law’s incentives, which were limited to income from Approved Enterprises during their benefits period. Under the law, when the election is made, the uniform tax rate (for 2014 and on) will be 9% in areas in Israel designated as Development Zone A.

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

As of December 31, 2014, the Company decided not to adopt the application of Amendment 68.

5)	Losses for tax purposes, carried forward to future years

Carryforward tax losses of the Company at December 31, 2014, approximated $8.5 million.

b.	Non- Israeli Subsidiaries

Subsidiaries that are incorporated outside of Israel are assessed for tax under the tax laws in their countries of residence. The principal tax rates (Federal and State) applicable to the subsidiaries incorporated in the U.S. is approximately 40%.

c.	Tax assessments

The Company and its subsidiaries have not been assessed since incorporation. In accordance with the Israeli Income Tax Ordinance, tax assessments of the Company through tax year 2010 are considered final.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 11 - TAXES ON INCOME (continued):

d.	Income before income taxes is composed of the following:

	Year ended December 31
	2014	2013	2012
	U.S. dollars In thousands
Israel	$7,138	$10,414	$4,360
Non-Israeli subsidiaries	653	814	416
	$7,791	$11,228	$4,776

e.	Taxes on income - current -
non-Israeli subsidiaries	$406	$324	$180

f.	Uncertain tax positions

As of December 31, 2014 and 2013, the Company had not accrued a provision for uncertain tax positions.

g.	Deferred income taxes

Deferred taxes are computed using the tax rates expected to be in effect when those differences reverse.  Since the Company is entitled to a tax exemption for a period of ten years, the tax rate used in computation of deferred taxes on its carry forward losses and timing differences is zero.

h.	Reconciliation of theoretical tax expense to actual tax expense:

	Year ended December 31
	2014	2013	2012
	U.S. dollars in thousands
Income before taxes on income	$7,791	$11,228	$4,776
Theoretical tax expenses (benefit) at the statutory rate (2014 – 26.5%; 2013 and 2012-25%)	2,065	2,807	1,194
Increase (decrease) in taxes on income due to:
Computation of deferred taxes at a rate, which is different than statutory rate	(1,314)	(2,033)	(1,157)
Difference between income reported for tax purposes and income for financial reporting purposes – mainly dollar – NIS differences and issuance costs	(675)	(754)
Non-deductible expenses- mainly share-based compensation expense	256	183	74
Different effective tax rates applicable to the subsidiaries	74	121	69
	$406	$324	$180

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

December 31
2014	2013
U.S. dollars in thousands

a.	Accounts receivable - other:
Advance to supplier	$128	$1,153
Institutions	1,126	1,065
Chief Scientist	65	77
Fair value of derivatives	905	1
Prepaid expenses and sundry	886	442
	$3,110	$2,738
b.	Accounts payable and accruals - other:
Employees and payroll related institutions	$727	$2,470
Provision for vacation and recreation pay	402	426
Royalties payable	93	57
Fair value of derivatives	217	222
Accrued expenses and sundry	2,130	3,203
	$3,569	$6,378

Year ended December 31
2014	2013	2012
U.S. dollars in thousands

c.	Research and development expenses - net:
Total expenses	$6,131	$6,144	$4,876
Less - participation and grants	145	197	265
	$5,986	$5,947	$4,611
d.	Finance expenses - net:
Interest expenses and other bank charges	$(139)	$(595)	$(657)
Interest income	332	50
Foreign exchange gain (losses) – net	276	(82)	(102)
Gain in respect of derivatives – net	30	96	220
	$499	$(531)	$(539)

NOTE 13 - FAIR VALUE MEASUREMENT

Financial items carried at fair value as of December 31, 2014 and 2013 are classified in the tables below in one of the three categories described in Note 1u:

	December 31, 2014
	U.S. dollars in thousands
	Level 1	Level 2

Cash and cash equivalents - cash deposits	$10,315
Marketable securities- debt securities	37,230
Derivatives:
Interest rate swap (liabilities)		$(19)
Forward contracts and currency options (current liabilities) designated as hedging instruments		(39)
currency options (current liabilities)		(159)
Forward contracts and currency options (current assets) designated as hedging instruments		807
Currency options (current assets)		98
	$47,545	$688

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 13 - FAIR VALUE MEASUREMENT (Continued)

	December 31, 2013
	U.S. dollars in thousands
	Level 1	Level 2
Cash and cash equivalents -
cash deposits	$74,430
Derivatives:
Interest rate swap (current liabilities)		$(132)
Forward contracts (current liabilities) designated as hedging instruments		(90)
Forward contracts and currency options (current assets)		1
	$74,430	$(221)

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

In December 2014 and 2013, the Company entered into forward exchange contracts in respect of forecasted sales transactions at a notional amount of €7.6 million and €11.2 million, respectively (approximately $9.2 million at December 31, 2014).

Such transactions were entered into to reduce the exposure from sales denominated in euros. These transactions qualify for cash flow hedge accounting.

NOTE 14- MARKETABLE SECURITIES

a.	Available-for-sale securities

Available-for-sale securities are comprised of debt securities.

As of December 31, 2014 the fair value, amortized cost and gross unrealized holding gains and losses of such securities are as follows:

	Fair value	Amortized cost	unrealized holding gains	unrealized holding losses
	U.S. dollars in thousands
December 31, 2014	37,230	37,355	32	157

Investments in marketable securities are classified based on the remaining period until maturity.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 14- MARKETABLE SECURITIES (Continued)

b.	Contractual maturities

The contractual maturities of debt securities are as follows:

December 31, 2014
U.S. dollars in thousands

2015	$1,943
2016	6,047
2017	18,011
2018 and thereafter	11,229
$37,230

NOTE 15 - RELATED PARTIES:

	Year ended December 31
	2014	2013	2012
	U.S. dollars in thousands
Directors’ fees	$246	$143	$21

At December 31, 2014, there were 141,966 options outstanding with an average exercise price of $4.16 that were granted to directors. At December 31, 2014, 131,766 out of these options were exercisable. As to restricted shares granted to the Chairman and the previous Vice Chairman of the Board of Directors, see Note 10c.

NOTE 16 - EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years indicated (in thousands, except per share amounts):

	Year ended December 31
	2014	2013	2012
Basic earnings per share:
Net income	$7,838	$11,395	$4,782
Amount allocated to participating preferred shareholders		(6,439)	(3,798)
Net income applicable to ordinary shareholders –basic	$7,838	$4,956	$984
Weighted average ordinary shares outstanding	21,902,057	7,544,387	2,996,624
Basic earnings per share	$0.36	$0.66	$0.33

Diluted earnings per share:
Net income applicable to ordinary shareholders – diluted	$7,838	$4,956	$984
Weighted average number of shares used in the computation of basic earnings per share	21,902,057	7,544,387	2,996,624
Add -
additional shares from the assumed exercise of employee options and restricted shares vesting	1,308,516	1,742,069	465,253
Weighted average number of shares used in the computation of diluted earnings per share	23,210,573	9,286,456	3,461,877
Diluted earnings per share	$0.34	$0.53	$0.28

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 16 - EARNINGS PER SHARE (Continued):

For the year ended December 31, 2014, 552,001 options to employees were excluded from the calculation of the diluted earnings per share for the year since their effect was anti-dilutive.

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