Form 20-F
period 2015-12-31
Enzymotec Ltd.
filed 2016-03-03
CIK 1578809

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ______ to ______

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report_______________

Commission File Number 001-36073

ENZYMOTEC LTD.
(Exact Name of Registrant as specified in its charter)

ISRAEL
(Jurisdiction of incorporation or organization)

Enzymotec Ltd.
Sagi 2000 Industrial Area
P.O. Box 6
Migdal Ha’Emeq 2310001, Israel
 (Address of principal executive offices)

Dr. Ariel Katz
President and Chief Executive Officer
Enzymotec Ltd.
Sagi 2000 Industrial Area
P.O. Box 6
Migdal Ha’Emeq 2310001, Israel
+972-74-717-7177
+972-74-7177-008
(Name, telephone, email and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value NIS 0.01 per share	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2015: 22,718,335 ordinary shares, NIS 0.01 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐      Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐       No ☒

PRELIMINARY NOTES

Introduction

         As used herein, and unless the context suggests otherwise, the terms “Enzymotec,” “we,” “us,” “our,” the “Company” and similar designations refer to Enzymotec Ltd. and its wholly-owned subsidiaries, Enzymotec USA, Inc., VAYA Pharma, Inc., Enzymotec Australia Pty Ltd. and Enzymotec Singapore PTE Ltd., and, where the context so requires, its 80%-owned subsidiary VAYA Pharma Pte Ltd., a Singapore company, or its 50%-owned joint venture, Advanced Lipids AB, a Swedish company. Additionally, the term “AL” refers to Advanced Lipids AB. In this document, references to “NIS” or “shekels” are to New Israeli Shekels, and references to “dollars” or “$” refer to U.S. dollars.

        The dollar is the currency of the primary economic environment in which our operations are conducted and is our reporting currency. The majority of our sales are in dollars, the majority of our expenses are incurred in dollars and the majority of our financing has been provided in dollars. Transactions and balances originally denominated in dollars are presented at their original amounts. For non-dollar transactions, we use exchange rates in effect as of the relevant transaction dates. Non-dollar balances are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For other items in the consolidated statements of operations and comprehensive income (such as those derived from non-monetary balance sheet items such as depreciation and amortization, among others), we apply historical exchange rates. Currency transaction gains and losses are recorded in financial income (expenses), as appropriate.

         The functional currency of our equity investee, AL, is the Swedish Krona, which is the currency of the primary economic environment in which the operations of AL are conducted. Currency translation adjustments are presented within other comprehensive income (loss).

Market and Industry Data and Forecasts

         This annual report on Form 20-F (this “annual report”) includes statistical data, market data and other industry data and forecasts, which we obtained from market research, publicly available information and independent industry publications and reports that we believe to be reliable sources.

Special Note Regarding Forward-Looking Statements

         This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. These statements include, but are not limited to, statements regarding:

•	our ability to compete in the markets in which we sell or AL sells our products;

•	our expectations regarding future growth, including our ability to develop new products;

•	our ability to effectively operate through our joint ventures, including through maintaining our relationship with our Swedish partner in our AL joint venture;

i

•	our ability to obtain raw materials and manage our raw materials inventories and related costs;

•	our ability to maintain and expand relationships with our existing customers and to develop relationships with new customers;

•	our ability to maintain and strengthen our reputation and the acceptance of our products;

•	our expectations regarding our regulatory efforts and other regulatory initiatives with respect to our products and their raw materials;

•	our expectations regarding the outcome of litigation or other legal proceedings; and

•	our ability to maintain adequate protection of our intellectual property.

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

            You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. All of the forward-looking statements included in this annual report are based on information available to us as of the date of this annual report. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this annual report, to conform these statements to actual results or to changes in our expectations.

ii

TABLE OF CONTENTS

Part I		1
ITEM 1:	Identity of Directors, Senior Management and Advisers	1
ITEM 2:	Offer Statistics and Expected Timetable	1
ITEM 3:	Key Information	1
	Selected Financial Data	1
	Risk Factors	5
ITEM 4:	Information on the Company	31
	History and Development of the Company	31
	Business Overview	32
	Organizational Structure	49
	Property, Plants and Equipment	49
ITEM 4A:	Unresolved Staff Comments	50
ITEM 5:	Operating and Financial Review and Prospects	50
	Operating Results	51
	Liquidity and Capital Resources	64
	Research and Development, Patents and Licenses	67
	Trend Information	69
	Off-Balance Sheet Arrangements	69
	Contractual Obligations	70
ITEM 6:	Directors, Senior Management and Employees	70
	Directors and Senior Management	70
	Compensation of Officers and Directors	75
	Board Practices	78
	Employees	92
	Share Ownership	93
ITEM 7:	Major Shareholders and Related Party Transactions	93
	Major Shareholders	93
	Related Party Transactions	96
ITEM 8:	Financial Information	98
	Consolidated Financial Statements and Other Financial Information	98
	Significant Changes	99

ITEM 9:	The Offer and Listing	99
	Offer and Listing Details	99
	Plan of Distribution	100
	Markets	100
	Selling Shareholders	100
	Dilution	100
	Expenses of the Issue	100
ITEM 10:	Additional Information	100
	Share Capital	100
	Memorandum of Association and Articles of Association	100
	Material Contracts	105
	Exchange Controls	106
	Taxation	106
	Documents on Display	117
ITEM 11:	Quantitative and Qualitative Disclosures about Market Risk	118
ITEM 12:	Description of Securities Other than Equity Securities	120

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2: Offer Statistics and Expected Timetable

Not applicable.

ITEM 3: Key Information

A.	Selected Financial Data

The following tables set forth our selected consolidated financial data, which is derived from our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP. You should read the following selected consolidated financial data in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included in Item 8 of this annual report (the "Financial Statements"). The selected consolidated statements of operations data for the years ended December 31, 2013, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014 and 2015 are derived from our audited consolidated Financial Statements. The selected consolidated statements of operations data for the years ended December 31, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011, 2012 and 2013 have been derived from our previously reported audited consolidated financial statements which are not included in this annual report.

You should read this selected financial data in conjunction with, and it is qualified in its entirety by reference to, our historical financial information and other information provided in this annual report including “Item 5. Operating and Financial Review and Prospects” and our consolidated Financial Statements and related notes. The historical results set forth below are not necessarily indicative of the results to be expected in future periods.

	Year ended December 31,
	2011	2012	2013	2014	2015
	(in thousands, except share and per share data)
Consolidated statements of operations data:
Net revenues	$23,019	$37,867	$64,975	$47,103	$50,391
Cost of revenues	13,468	19,815	32,110	18,316	19,635
Gross profit	9,551	18,052	32,865	28,787	30,756
Operating expenses:
Research and development, net	3,860	4,611	5,947	5,986	6,149
Selling and marketing	3,580	5,191	6,725	8,034	11,425
General and administrative	2,458	2,935	8,434	7,475	7,008
Total operating expenses	9,898	12,737	21,106	21,495	24,582

Operating income (loss)	(347)	5,315	11,759	7,292	6,174
Financial income (expenses), net	(416)	(539)	(531)	499	471
Income (loss) before taxes on income	(763)	4,776	11,228	7,791	6,645
Taxes on income	(137)	(180)	(324)	(406)	(407)
Share in profits of equity investee	36	186	491	453	445
Net income (loss)	$(864)	$4,782	$11,395	$7,838	$6,683

Earnings (loss) per ordinary share:(1)
Basic	$(0.29)	$0.33	$0.66	$0.36	$0.30
Diluted	$(0.29)	$0.28	$0.53	$0.34	$0.29
Weighted average number of ordinary shares used in computing earnings (loss) per ordinary share:(1)
Basic	2,965,481	2,996,624	7,544,387	21,902,057	22,506,955
Diluted	2,965,481	3,461,877	9,286,456	23,210,573	23,282,865

	As of December 31,
	2011	2012	2013	2014	2015
Consolidated balance sheet data:
Cash and cash equivalents	$4,787	$2,729	$74,430	$10,315	$21,987
Current assets	21,801	26,649	107,899	70,343	84,167
Current liabilities	12,276	11,546	16,996	8,828	10,956
Total assets	45,629	50,970	136,373	138,250	148,926
Total debt	11,200	5,900	4,200	-	-
Total liabilities	18,100	16,789	18,470	9,978	12,209
Shareholders’ equity	$27,529	$34,181	$117,903	$128,272	$136,717

	Year ended December 31,
	2013	2014	2015
	(in thousands)
Supplemental financial data:
Adjusted EBITDA(2)	$16,074	$11,420	$10,709
Non-GAAP net income (2)	13,786	9,083	8,316
______________
(1)
Basic and diluted earnings per ordinary share is computed based on the basic and diluted weighted average number of ordinary shares outstanding during each period using the two-class method for participating preferred shares for the period before our initial public offering. For additional information, see Notes 1 and 15 to our consolidated Financial Statements included elsewhere in this annual report.

(2)	Adjusted EBITDA and non-GAAP net income are non-GAAP financial measures. For definitions of these financial measures and reconciliations to our net income, see “— Non-GAAP Financial Measures” below.

Segment Data

The following tables summarize segment data for the years ended December 31, 2013, 2014 and 2015, which is derived from Note 5 to our consolidated Financial Statements included elsewhere in this annual report. The financial information included in this table under the heading “Nutrition segment” includes the results of operations of AL using the proportionate consolidation method. While under the equity method used in the presentation of our consolidated statements of operations, we recognize our share in the net results of AL as a share in profits of equity investee, under U.S. GAAP, for purposes of segment reporting, we are required to present our results of operations on the same basis provided to and utilized by management to analyze the relevant segment’s results of operations, which is achieved using the proportionate consolidation method of reporting. Under the proportionate consolidation method, we recognize our proportionate share of the gross revenues of AL and record our proportionate share of the joint venture’s costs of production in our statement of operations. For more information regarding the accounting treatment of AL in our consolidated and segment statements of operations, see “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Joint venture accounting.”

	Year ended December 31, 2013
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	(in thousands)
Net revenues	$76,167	$4,444	$80,611	$(15,636)	$64,975
Cost of revenues(2)	45,804	1,255	47,059	(14,981)	32,078
Gross profit(2)	30,363	3,189	33,552	(655)	32,897
Operating expenses(3)	13,009	6,020	19,029	—	19,029
Depreciation and amortization	1,415	136	1,551
Adjusted EBITDA(5)	$18,769	$(2,695)	$16,074

	Year ended December 31, 2014
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	(in thousands)
Net revenues	$55,815	$5,641	$61,456	$(14,353)	$47,103
Cost of revenues(2)	30,605	1,435	32,040	(13,775)	18,265
Gross profit(2)	25,210	4,206	29,416	(578)	28,838
Operating expenses(4)	13,347	6,957	20,304	(3)	20,301
Depreciation and amortization	2,112	196	2,308
Adjusted EBITDA(5)	$13,975	$(2,555)	$11,420

	Year ended December 31, 2015
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	(in thousands)
Net revenues	$54,163	$8,471	$62,634	$(12,243)	$50,391
Cost of revenues(2)	29,686	1,506	31,192	(11,665)	19,527
Gross profit(2)	24,477	6,965	31,442	(578)	30,864
Operating expenses(2)	12,704	10,356	23,060	(3)	23,057
Depreciation and amortization	2,127	200	2,327
Adjusted EBITDA(5)	$13,900	$(3,191)	$10,709
____________________
(1)	Represents the change from proportionate consolidation to the equity method of accounting.
(2)	Includes depreciation and amortization, but excludes share-based compensation expense.
(3)	Includes depreciation and amortization, but excludes share-based compensation expense and IPO-related bonuses.
(4)	Includes depreciation and amortization, but excludes share-based compensation expense and secondary offering expenses.
(5)	Adjusted EBITDA is a non-GAAP financial measure. For a definition and a reconciliation of adjusted EBITDA to our net income, see “— Non-GAAP Financial Measures” below.

Non-GAAP Financial Measures

Adjusted EBITDA and non-GAAP net income are metrics used by management to measure operating performance. Adjusted EBITDA represents net income excluding (a) financial income (expenses), net, (b) taxes on income, (c) depreciation and amortization, (d) share-based compensation expense and (e) other unusual income or expenses and after giving effect to the change from the equity method of accounting for our joint venture to the proportionate consolidation method. Non-GAAP net income represents net income excluding (i) share-based compensation expense and (ii) other unusual income or expenses.

We present adjusted EBITDA as a supplemental performance measure because we believe it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by changes in foreign exchange rates that impact financial assets and liabilities denominated in currencies other than our functional currency (affecting financial income (expenses), net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and book depreciation of fixed assets (affecting relative depreciation expense). In addition, both adjusted EBITDA and non-GAAP net income exclude the non-cash impact of share-based compensation expense and a number of unusual items that we do not believe reflect the underlying performance of our business. Because adjusted EBITDA and non-GAAP net income facilitate internal comparisons of operating performance on a more consistent basis, we also use adjusted EBITDA and non-GAAP net income in measuring our performance relative to that of our competitors.

Adjusted EBITDA and non-GAAP net income are not measures of our financial performance under U.S. GAAP and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with U.S. GAAP or as alternatives to cash flow from operating activities as measures of our profitability or liquidity. Adjusted EBITDA and non-GAAP net income have limitations as analytical tools, and you should not consider these financial measures in isolation or as a substitute for analysis of our results as reported under U.S. GAAP, because the excluded or included items may have significant effects on our operating results and financial condition. When evaluating our performance, you should consider adjusted EBITDA and non-GAAP net income alongside other financial performance measures, including cash flow metrics, net income, operating income and our other U.S. GAAP results.

The following table presents a reconciliation of adjusted EBITDA to net income for each of the periods indicated:

	Year ended December 31,
	2013	2014	2015
	(in thousands)
Reconciliation of adjusted EBITDA:
Adjusted EBITDA	$16,074	$11,420	$10,709
Accounting for joint venture	(655)	(575)	(575)
Depreciation and amortization	(1,551)	(2,308)	(2,327)
Secondary offering related expenses /IPO-related bonuses	(1,000)	(393)	―
Share-based compensation expense	(1,109)	(852)	(1,633)
Operating income	11,759	7,292	6,174
Financial expenses (income), net	531	(499)	(471)
Income before taxes on income	11,228	7,791	6,645
Taxes on income	(324)	(406)	(407)
Share in profits of equity investee	491	453	445
Net income	$11,395	$7,838	$6,683

The following table presents a reconciliation of non-GAAP net income to net income for each of the periods indicated:

	Year ended December 31,
	2013	2014	2015
	(in thousands)
Reconciliation of non-GAAP net income:
Non-GAAP net income	$13,786	$9,083	$8,316
Interest expense relating to early repayment of long-term debt	(282)	―	―
Secondary offering related expenses /IPO-related bonuses	(1,000)	(393)	―
Share-based compensation expense	(1,109)	(852)	(1,633)
Net income	$11,395	$7,838	$6,683

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the following risk factors, in addition to the other information set forth in this annual report before purchasing our ordinary shares. If any of the following risks actually occurs, our business, financial condition and results of operations could suffer. In that case, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment.

Risks relating to our business and industry

A high proportion of the sales of the InFat product is to our customers who then use it in their infant formula products sold to end users in China and therefore our revenues are subject to the effects of Chinese market trends and competition from locally produced products that are not subject to import taxes.

        In 2015, sales of InFat, the infant formula ingredient product sold by our joint venture. AL, accounted for 27.7% of our total net revenues (or 41.8% of our total segment net revenues). In 2015, we estimate that the vast majority of total InFat net revenues were attributable to sales directly or indirectly into China. Sales of InFat are spread among a number of different non-Chinese manufacturers of infant formula that primarily produce products containing InFat for Chinese infant formula brands, as well as a number of different Chinese local manufacturers of infant formula. The infant nutrition products produced by such manufacturers using InFat may be sold under the manufacturers’ brand names, or may be manufactured by one or more manufacturers and then sold by third parties under the third parties’ brand names.

         While we estimate that the vast majority of total InFat net revenues were attributable to sales directly or indirectly into China, InFat is not currently produced in China or another country that has a free trade arrangement with China. Chinese local manufacturers benefit from relatively high import taxes on infant formula products and ingredients imported into China. As a result, our ability to compete effectively with pricing that may be offered by producers of infant formula ingredients which are not subject to such import taxes could be limited, which could have an adverse effect on our results of operations and financial condition.

         In addition, the Chinese market for infant formula has been experiencing shifts in consumer purchasing habits and has seen a transition in sales channels from traditional commerce to e-commerce. We are dependent on the ability of our customers who manufacture and sell infant nutrition products in China using InFat to adapt and react to such trends. In the past, some of our customers in China have not been able to shift from traditional commerce in a timely and efficient manner in order to effectively sell their products via e-commerce channels, which has adversely affected our results of operations. If our customers are unable to effectively market products with InFat through e-commerce in addition to traditional commercial channels, our results of operations may be further adversely affected.

We are subject to a degree of customer concentration and our customers do not enter into long-term purchase commitments with us.

During the year ended December 31, 2015, our twelve largest customers accounted for approximately half of our revenues.  Our customers generally do not enter long-term purchase commitments with us and we may therefore have limited insight into their future purchasing plans. Our largest customers may determine to lower their purchasers or cease purchasing our products completely. For example, one of our largest purchasers of krill products, which accounted for 15% of our revenues in 2013, purchased our products at significantly lower levels in 2014 and 2015. Even if a significant customer continues to purchase our products at the same or a greater level, their decision to defer purchases, even for a few weeks, could materially adversely impact our results of operations in a particular quarter.  For example, some of AL’s customers in China deferred purchases from AL, which had an adverse effect on our quarterly results during 2015. The success or failure (losing market share, for example) of just a few of our customers’ businesses could have a material effect on our business, financial condition and results of operations.  Our business may not develop in a manner that would make us less reliant on a small number of large customers. Our results of operations may be materially adversely affected if a significant customer elects to stop purchasing our products and we are unable to find new purchasers to offset the loss of that customer.

The demand for products based on omega-3, and, in particular, premium products such as krill oil, has declined in the past and may continue to decline. This decrease, together with a significant increase in capacity by competing manufacturers of these products, has resulted in, and may continue to cause, intense competition and price pressure, which could impair our ability to generate revenues in the krill oil market.

Krill oil accounted for 35.3% of our total net revenues (or 28.4% of our total segment net revenues) in 2015.  During 2014, demand for omega-3 products and especially krill oil products significantly decreased. At the same time, krill oil suppliers increased capacity. Although consumer demand slightly improved in terms of volume during 2015, the increased capacity of these suppliers combined with the relatively lower demand for krill oil products has led to intensified competition and price pressure and erosion.  We cannot provide any assurance that the demand for omega-3 products and in particular, krill oil products, which are sold at higher prices than standard omega-3 products, will improve. Such demand may also continue to decline based on consumer preferences and new information and clinical studies.  Even if demand for these products increases again, such increases may not be sustainable or may not be sufficient to meet current available capacity.  A further decrease in demand for krill oil-based products or further price erosion in this market due to overcapacity or other reasons will decrease our revenues and could have a material adverse impact on our business, financial condition and results of operations.

Chinese regulations relating to infant formula are under re-examination, and any regulatory changes affecting the ability of our customers to market infant nutrition products containing InFat could adversely affect our revenues and results of operations.

        China is continually examining and changing the regulations applicable to infant formula and nutrition, including specifically the regulations applicable to the infant formula manufacturers who purchase InFat.  There are currently proposed regulations in China that aim, among other things, to improve public safety, consolidate product lines (by limiting the number of product lines and brands manufactured in any approved manufacturing facility) and regulate marketing claims.  For example, there is a proposed regulation that limits the ability of persons to make claims about the benefits of sn-2 palmitate (the scientific name of the InFat product) and dictates the techniques to measure sn-2 palmitate content in infant formula, which are different from current market standards.  While it remains unclear at this time whether any or all of these regulations and governmental policies will be enacted in China, if adopted, they could inhibit use by our customers of certain currently used marketing claims, which could have a materially negative effect on our revenues and results of operations.  Furthermore, we cannot predict whether China will implement any further or different regulations of infant formula and nutrition which could have a materially negative effect on our revenues and results of operations.

We rely on AarhusKarlshamn AB, or AAK, our Swedish joint venture partner, to procure raw materials and for the manufacture of InFat. While all of AAK’s claims in arbitration initiated against us by AAK were recently rejected, the arbitration has strained our relationship with AAK, and we cannot assure you that tensions and disagreements will be resolved or that the relationship will remain unchanged or will continue.

All of the revenues from sales of our InFat product are derived from sales by AL, which is a joint venture between AAK and us. AAK provides the raw materials for and carries out most of the manufacturing processes of InFat (in a single facility owned by AAK and located in Sweden). Therefore, we depend on AAK to procure raw materials and produce InFat for AL at competitive prices. Under our joint venture agreement, we and AAK are each responsible for particular functions related to the production, marketing and sale of the final InFat product. In particular, we are responsible for research and development, business development and marketing, and AAK is responsible for the production, management of inventory, logistics relating to the sales and delivery of the InFat product and obtaining permits and licenses related to AL’s operations in Sweden.

        In May 2014, AAK submitted a claim for arbitration against us to the International Chamber of Commerce, or the ICC, seeking a declaration that our disclosures in connection with our initial public offering constituted a material and intentional breach of the non-disclosure obligations related to AL contained in the joint venture agreement. AAK did not seek any remedies in connection with such alleged breach other than declaratory relief. AAK also sought a declaration with respect to an interpretation of the termination provisions of the joint venture agreement.   We filed counterclaims against AAK in the arbitration with respect to operational aspects of the joint venture in which we claimed that AAK’s conduct in these respects jeopardized the value of the joint venture and that AAK’s conduct during our initial public offering was meant to jeopardize the offering.

In February 2016, the ICC tribunal issued its decision with respect to the dispute.  The ICC tribunal rejected, in their entirety, AAK’s requests for declaratory relief in connection with alleged breaches by the Company of the joint venture agreement’s non-disclosure obligations.  Additionally, the ICC tribunal found that the joint venture agreement should be interpreted, as we maintained, such that the parties may exit the agreement only via a buy-sell process by which one party buys out the other. The tribunal denied all relief we requested with respect to our counterclaims against AAK.

While the operations of the joint venture generally continued in their ordinary course during the arbitration, the arbitration has strained the relationship of the Company and AAK, resulting in disagreements between the parties with respect to operational matters and the extent to which the handling of these matters serves the best interests of AL. We cannot assure you that these tensions and disagreements will be resolved now that the arbitration has concluded. AAK may also have economic or business interests or goals that are inconsistent with ours.  If our relationship with AAK were to deteriorate, it could adversely affect our sales of InFat, which could have a material adverse effect on our results of operations and financial condition.

Furthermore, the term of our joint venture with AAK expires on December 31, 2019, subject to extension for additional three-year periods, unless we or AAK duly terminate the joint venture upon giving notice of termination no later than twelve months prior to the applicable expiration date. There can be no assurance that we or AAK will not terminate the agreement prior to the expiration date, or will renew the joint venture agreement or otherwise continue our relationship. We are precluded from competing with AL during the term of the relationship with AAK. If upon termination of the agreement we sell our share in AL to AAK pursuant to the buy/sell mechanism contained in the joint venture agreement, we would be subject, during the three-year period after the end of provision of services under the agreement, to non-competition obligations. Such obligations would preclude us from developing or producing InFat or competing products. Such non-competition obligations could limit our development and sales of new or existing products and could have a material adverse effect on our business, financial condition and results of operations.

A significant portion of the sales of our InFat product is to a single company. If this company were to suffer financially, stop using InFat in all or a significant portion of the infant nutrition products sold under its brand name or use a competitor’s ingredient instead of ours, our business, financial condition and results of operations could be materially adversely affected.

        In 2015, we estimate that approximately 25% of total InFat net revenues were attributable to sales in China by, and under the brand name of, Biostime International Holdings Ltd. (“Biostime”), a large Chinese pediatric nutrition company.  Regulatory changes and market trends in China in recent years with respect to the production of infant formula adversely impacted some of AL’s customers, including Biostime, reducing their sales and resulting in a decrease in sales of InFat which is an ingredient in AL’s customers’ infant formula.  Further regulatory changes may also negatively affect our revenues and results of operations.

         In addition, Chinese authorities have conducted investigations and levied fines related to alleged price fixing by infant nutrition companies including Biostime and may do so in the future. To the extent that there are future investigations regarding alleged anti-competitive practices by our end customers, their reputations and results of operations could be harmed, which in turn could adversely impact our business, financial condition and results of operations.  Furthermore, the percentage of our net revenues attribute to sales in China by, and under the brand name of, Biostime decreased in 2015, primarily as a result of Biostime losing market share in China. We believe this is due to greater online sales of infant nutrition products in China compared to supermarkets and health stores. If Biostime were, for any reason, to suffer further decreases in sales, cease operations or discontinue the inclusion of the InFat ingredient in all or a significant portion of the infant nutrition products sold under its brand name, or if Biostime or other Chinese pediatric nutrition companies were to use a competitor’s ingredient, this could significantly adversely affect sales of the InFat product, which could materially adversely impact our business, financial condition and results of operations.

Our offering of products as “medical foods” in the United States may be challenged by regulatory authorities.

The products offered within our VAYA Pharma segment are sold under physician supervision in the United States as “medical foods” on the basis of their meeting the criteria for “medical foods” in the Federal Food, Drug, and Cosmetic Act (the “FDCA”) and FDA regulations. The term medical food is defined in the FDCA as a food which is formulated to be consumed or administered enterally under the supervision of a physician and which is intended for the specific dietary management of a disease or condition for which distinctive nutritional requirements, based on recognized scientific principles, are established by medical evaluation. See “Item 3.D. Key Information — Risk Factors — Risks related to government regulation — VAYA Pharma segment” below. Medical foods are not required to undergo premarket review or approval by the FDA.

We believe that our VAYA Pharma products meet the criteria for “medical foods” established by the FDCA, and that the labeling and marketing of our medical foods is consistent with FDA regulatory requirements. However, our offering of one or more of these products as “medical food” could be challenged by the FDA. The FDA has previously issued warning letters to other companies challenging the classification of their products as “medical food.” We believe that these letters indicate that the FDA may be applying a more narrow interpretation of what qualifies as a “medical food.” Given this enhanced focus on medical food companies, we cannot provide any assurance that we will not also receive such a letter and the FDA could take the position that one or more of our medical food products may not be lawfully sold in the United States as “medical food.” If such a challenge were to occur we could incur significant costs responding to such a claim and defending our products’ status as medical foods and ultimately litigation. If we are unable to demonstrate to the FDA’s satisfaction that the product(s) meet the regulatory requirements for “medical foods,” we would need to suspend further sale and distribution of the alleged violative products in, and could be required to withdraw such product or products from the U.S. market. We could seek to re-position the products as “dietary supplements,” a distinct category of “food” under the FDCA and FDA regulations. This would require new labels, labeling and revised claims for the products, and would impose other regulatory requirements on us not applicable to “medical foods.” The United States is the principal market for the sales of the products of our VAYA Pharma segment and the cessation of such sales, even for a limited period, could have a material adverse effect on our operations, financial situation, operating results and business prospects.

Our product development cycle is lengthy and uncertain, and our development or commercialization efforts for our products may be unsuccessful.

We are currently working on several new products, including new uses and applications for existing products that are in various stages of development. Some of these products address new medical indications or provide new nutritional or medical benefits, while others provide different levels or concentrations of active ingredients and offer improved secondary characteristics. Research and development is a time-consuming, expensive and uncertain process that takes years to complete, with no guarantee of a favorable outcome. Because of the long and challenging product development cycle, evolving regulatory environment, changing market conditions and other factors, there is significant uncertainty as to the future development, success and commercialization of any products we may attempt to develop or commercialize. Even if our existing products prove to be successful, we may spend years and dedicate significant financial and other resources developing products that may never be commercialized. If we are unsuccessful in developing promising products, securing any necessary regulatory approvals and commercializing such products after having invested significant resources, efficiently or not at all, such failures could have a material and adverse effect on our business, financial condition and results of operations.

Our inventories include sensitive compounds which may face spoilage or obsolescence.

A considerable portion of our inventories, including a major part of the raw materials used in the production of our products, as well as final products, are comprised of compounds that are subject to relatively high levels of decomposition, contamination, oxidization and other damaging processes or events. In particular, we currently have a significant inventory of frozen krill and resin. The value of such inventories once subject to decomposition, contamination or oxidization, for example, is greatly reduced to the point that it may become worthless. We maintain our inventory in conditions suited for their specifications at storage facilities operated by us or by third party vendors; however, in light of the relative sensitivity of these materials, it is possible that our failure to timely use such inventory or a single event or a conjunction of several events will lead to a considerable reduction of the value of our inventory, which would adversely affect our financial condition and results of operations.

Potential future acquisitions of companies or technologies may require management’s time and attention, may disrupt our business and may not yield the returns expected.

We may acquire or make investments in businesses, technologies or products, whether complementary or otherwise, as a means to expand our business, if appropriate opportunities arise. We cannot give assurances that we will be able to identify future suitable acquisition or investment candidates, or, if we do identify suitable candidates, that we will be able to make acquisitions or investments on reasonable terms or at all. In addition, we have no prior experience in integrating acquisitions and we could experience difficulties incorporating an acquired company’s personnel, operations, technology or product offerings into our own or in retaining and motivating key personnel from these businesses. We may also incur unanticipated liabilities as a result of such acquisitions or investments. The financing of any such acquisition or investment, or of a significant general expansion of our business, may not be readily available on favorable terms. Any significant acquisition or investment, or major expansion of our business, may require us to explore external financing sources, such as an offering of our equity or debt securities. We cannot be certain that these financing sources will be available to us or that we will be able to negotiate commercially reasonable terms for any such financing, or that our actual cash requirements for an acquisition, investment or expansion will not be greater than anticipated. In addition, any indebtedness that we may incur in such a financing may inhibit our operational freedom, while any equity securities that we may issue in connection with such a financing would dilute our shareholders. Any such difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. Furthermore, we cannot provide any assurance that we will realize the anticipated benefits and/or synergies of any such acquisition or investment.

Variations in the cost of raw materials for the production of InFat may have a material adverse effect on our business, financial conditions and results of operations.

The cost and variability in price of raw materials related to the production of InFat, primarily vegetable oil and fatty acids, is a key factor in the profitability of AL and of our Nutrition segment as a whole. In 2015, the cost of raw materials comprised a majority of the costs of revenues of AL. While certain of AL’s customer contracts contain pricing formulae under which the prices of products are adjusted to reflect changes in the costs of raw materials, the adjustments do not fully insulate AL from such changes. In addition, even where InFat prices are adjusted pursuant to customer contracts which contain pricing formulae, increases in price can adversely affect sales, as the increased costs to the end-user may make such products less attractive, thereby reducing demand, and also expose AL to increased competition. Such developments could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on a single facility that houses the majority of our operations, and disruptions at this facility could negatively affect our business, financial condition and operations.

Our administrative headquarters, all of our research and development laboratories and our production plant are located in a single facility in the Sagi 2000 Industrial Area, near Migdal Ha’Emeq, Israel. The manufacture of all of the products that we sell takes place at this facility, other than the final InFat product and certain grades of our Sharp GPC product. Although the InFat product sold by AL is manufactured in Sweden, the production of the InFat enzymes, the core element for the manufacture of InFat, also takes place at our Migdal Ha’Emeq facility. Accordingly, we are highly dependent on the uninterrupted and efficient operation of this facility. If operations at this facility were to be disrupted for any reason, such as a result of equipment failures, earthquakes and other natural disasters, fires, accidents, work stoppages, power outages, acts of war or terrorism or other reasons, our business, financial condition and results of operations could be materially adversely affected. Lost sales or increased costs that we may experience due to certain disruptions may not be recoverable under our insurance policies, and longer-term business disruptions could result in a loss of customers. If this were to occur, our business, financial condition and operations could be materially negatively impacted.

We depend on third parties to obtain raw materials, in particular krill, necessary for the production of our products. If we cannot secure sufficient supply sources at competitive prices or need to utilize a greater percentage of frozen krill than we anticipate, our gross profits may be adversely affected.

        We depend on a limited number of third parties to supply krill meal, an essential raw material for the production of our krill oil, which accounted for 35.3% of our total net revenues (or 28.4% of our total segment net revenues) in 2015. Krill are small crustaceans found in oceans throughout the world. There are two primary ocean regions where krill is harvested: the Southern Ocean (Antarctic krill) and the North Pacific Ocean, mainly off the coasts of Japan and Canada (Pacific krill). We currently purchase the majority of the krill meal we use pursuant to agreements with owners of vessels that harvest Antarctic krill and process it into krill meal onboard. Though growing, there is only a limited number of vessels capable of producing krill meal onboard. In 2014, we also purchased frozen krill, which, while more expensive to process into krill meal onshore compared to krill from vessels that process krill meal onboard, is more readily obtainable.  We also signed a toll processing agreement in 2014 with a toll processor for processing the frozen krill into krill meal.  We do not, however, have a long-term supply agreement with any supplier of frozen krill.

         We intend to meet our krill meal needs in the future by sourcing krill meal from vessels processing krill meal onboard and from suppliers of frozen krill. While we are working on expanding our supplier base, we cannot give any assurance regarding our ability to secure sufficient supply sources of krill meal at competitive prices, in good quality and upon fair and reasonable contractual terms or successfully implement the logistical changes required. Agreements with owners of fishing vessels are mainly seasonal, as they typically relate to a specific fishing season or trip. Obtaining sufficient quantities of krill oil is also dependent on the quality of krill and respective fat content. Should prices rise or available quantities of high quality krill decrease, our business, financial condition and results of operations may be adversely affected. In addition to krill, certain raw materials used in the production of our products (such as sunflower lecithin) are of limited supply globally, and we may not be successful in obtaining a sufficient amount of these raw materials on reasonable terms or at all.

         In the event that we have to increase our reliance on frozen krill, which costs more than krill that is purchased from vessels that process krill meal onboard, our gross profits may be adversely affected. Additionally, frozen krill is subject to relatively high levels of decomposition, contamination, oxidization and other damaging processes or events. It is possible that our failure to use our inventory of frozen krill on a timely basis will lead to a considerable reduction of the value of our inventory, which would adversely affect our financial condition and results of operations.

We anticipate that the markets in which we participate will become more competitive due in part to business combinations among existing competitors, the arrival of new competitors and technological developments. If we are unable to compete effectively, our financial results may suffer.

The markets in which we sell our InFat, krill oil, PS and VAYA Pharma products are becoming more competitive, and it is possible that the number of companies seeking to develop products in these markets will increase in the future. Competitors range in size from small, single product companies to large, multifaceted corporations, which have greater financial, technical, marketing and other resources than those available to us.

 Business combinations, joint ventures or mergers among our competitors that result in larger competitors with greater resources or distribution networks, or the acquisition of a competitor by a major technology, pharmaceutical or nutrition company seeking to enter the markets in which we operate, could result in increased competition and have a material adverse effect on our business, financial condition and results of operations. We currently compete directly with IOI Loders Croklaan, the producer of Betapol, in the market for sn-2 palmitate. In 2015, IOI Loders Croklaan established a joint veture with Kerry Ingredients, an Ireland-based company with considerable global marketing capabilities, as well as dry-blend capabilities (meaning the ability to provide dry powder products, such as complete infant formula). Advances by such competitors towards dry blended products, namely, products made of milk powder, may make it more difficult for our InFat products to compete effectively in the markets in which we operate. Furthermore, as Betapol is manufactured in Malaysia, which has a tax-free zone with China, the joint venture may be able to sell its products at a lower cost in China compared to our pricing for InFat. If we are unable to compete successfully with the pricing offered by this joint venture or by other competitors who create similar business combinations, our revenues and profitability may suffer.

The markets in which our InFat product is sold are becoming increasingly competitive.  The InFat product is an ingredient used in the general infant nutrition products market. InFat addresses the sn-2 palmitate market, which currently holds less than 10% share of the infant formula oils market as a whole. In contrast, the majority of the oils used in the infant nutrition market are currently vegetable oil blends, with bovine milk fat also used to some extent. Despite the low market share held by InFat, we believe that if the market for sn-2 palmitate within the infant nutrition market grows, it may encourage more specialty oil producers to seek to develop and offer competitive products, increasing the level of competition that we face.

In the krill oil market, we primarily compete with Aker BioMarine AS, Neptune Technologies & Bioressources Inc., Rimfrost USA, LLC (a joint venture of Avoca, Inc.) and Olympic Seafood AS.  See “Item 3.D. Key Information – Risk Factors – Risks relating to our business and industry – The demand for products based on omega-3, and, in particular, premium products such as krill oil, has declined in the past and may continue to decline. This decrease, together with a significant increase in capacity by competing manufacturers of these products, has resulted in, and may continue to cause, intense competition and price pressure, which could impair our ability to generate revenues in the krill oil market". In the market for our PS product line, our principal competitors are Chemi Nutraceuticals Inc., Lipoid GmbH and Lipogen Ltd.

While medical foods became subject to FDA regulation in the United States in 1988, the medical foods market is relatively new and our VAYA Pharma products currently face little direct competition from other medical food manufacturers. As the market develops, we could face future competition from companies seeking to enter the market, in particular, large multi-national nutrition companies, such as Abbott Laboratories, Nestlé and Danone (through its clinical nutrition subsidiary, Numico N.V.), which have expressed interest in the medical foods market. Such potential competitors may have greater financial, technical, marketing and other resources than those available to us, and, accordingly, the ability to devote greater resources than we can to the development, promotion, sale and support of products. In addition, physicians may prefer to prescribe prescription drugs produced by pharmaceutical drug manufacturers rather than our medical food products and customers may prefer to use prescription drugs instead of our medical food products due to the present limited reimbursement by third-party payers. We may be unable to compete successfully against our future competitors in the medical foods market, which may result in price reductions, reduced margins and the inability to maintain market acceptance for our VAYA Pharma products.

As a result of alleged infringement on intellectual property, we may have to pay royalties with respect to sales of our krill oil products in the United States or Australia, and any infringement of intellectual property of others could also require us to pay royalties.

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

In April 2014, we signed a final settlement and license agreement with Neptune which resulted in the termination and dismissal of the above-mentioned complaints and investigation. According to the settlement and license agreement, we made a one-time settlement payment to Neptune.  In addition, we agreed, among other things, that, in the event that the outcome of an Inter Partes Review, or IPR, in the United States or a post-grant reexamination in Australia for certain agreed claims in Neptune’s patent is unfavorable to us, we will be obligated to pay royalties to Neptune with respect to sales in the United States or Australia, respectively.  In the IPR, the U.S. Patent and Trademark Office, or USPTO, determined that 26 of 28 challenged claims in Neptune’s U.S. Patent No. 8,278,351 are unpatentable. We appealed the USPTO decision regarding the two remaining challenged claims on September 8, 2015. With respect to the Australian proceedings, the Australian Patent Office issued a reexamination report on September 4, 2015 finding in favor of Neptune. On November 9, 2015, we filed a further reexamination request and we are awaiting the decision of the Australian Patent Office.  See “Item 8.A. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings.”

If the appeal in the United States or the reexamination in Australia results in unfavorable outcomes to us we may be required to pay license fees or royalties to Neptune.  If we are found to have infringed patents of any other third party which are determined to be valid and enforceable, we may be subject to monetary damages, including in the form of lost profits or a royalty. In the case of another third party, it may also be granted injunctive relief which would prevent us from selling the infringing products in the jurisdiction in which it has patent, a significant market for our krill oil products. In addition to any monetary damages awarded against us, in some instances we have also agreed to be financially responsible for any damages awarded against certain of our customers as a result of the purchase, importation, use, sale or offer to sell of our products if they are found to infringe certain of Neptune’s intellectual property rights and we may have to agree to similar terms. Moreover, defending against these claims has been, and defending against similar claims in the future may continue to be, time-consuming and costly, and has diverted, and may in the future divert, management’s time and attention from our business. Thus, these proceedings could materially adversely impact our business and financial results.

Unfavorable publicity or consumer perception of our products, such as krill oil, the supplements that contain them as ingredients and any similar products distributed by other companies could have a material adverse effect on our reputation, the demand for our products and our ability to generate revenues.

        We are dependent upon consumer perception of the safety and quality of our products, such as krill oil, and the supplements that contain them, as well as that of similar products distributed by other companies. Consumer perception of supplements and their ingredients can be significantly influenced by scientific research or findings, national media attention and other related publicity about product use. A product may achieve high sales due to a favorable perception among consumers, but may be unable to sustain such sales as consumer preferences change. If future scientific research or publicity questions earlier positive research or publicity about our particular products and supplements that contain them as ingredients, questions such products’ effectiveness or generally disfavors the supplements industry, our sales could decrease and our results of operations and financial condition could be materially adversely affected. Additionally, whether or not accurate, adverse publicity, including in the form of published scientific research or other publicity, that associates consumption of our products, supplements containing them or any other similar products distributed by other companies with illness or other negative effects could have a material adverse effect on our reputation and the demand for our products or supplements that contain them, which could materially impede our ability to generate revenues.

We are generally reliant upon third parties for the distribution or commercialization of our products.

Part of our strategy is to enter into and maintain arrangements with third parties that are generally exclusive with respect to a particular territory related to the marketing, sales and distribution of our products. Our revenues are dependent in part on the successful efforts of these third parties. Entering into strategic relationships can be a complex process and the interests of our distribution partners may not be or may not remain aligned with our interests. There can be no assurance that our distribution partners will market, sell and/or distribute our products successfully or choose the best means for achieving commercialization of our products. Some of our current and future distribution partners may decide to compete with us, refuse or be unable to fulfill or honor their contractual obligations to us, or reduce their commitment to, or even abandon, their relationships with us. Further, there can be no assurance that any such third-party collaboration will be on favorable terms. We may not be able to control the amount and timing of resources our distribution partners devote to our products or the efforts they expend in obtaining any requisite local approvals for our products. In addition, we may incur liabilities relating to the distribution and commercialization by our distributors of our products. While the agreements with such distributors generally include customary indemnification provisions indemnifying us for liabilities relating to the packaging of our products and their use and storage, there can be no assurance that these indemnification rights will be sufficient in amount, scope or duration to fully offset the potential liabilities associated with our distributors’ handling and use of our products. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business, financial condition or results of operations.

A growing portion of our VAYA Pharma products sales in the United States are conducted through an online pharmacy operated by a third party vendor. As this trend continues, we become increasingly reliant on that vendor. While we have a long term contract and stable relationship with that vendor, a disruption to its activities for any reason could result in difficulties distributing our VAYA Pharma products, loss of revenues and customers for a substantial period which may have a material adverse effect on our business, financial condition or results of operations.

Further, we have entered into other joint ventures in the past and may enter into other joint ventures in the future. Any current or future joint venture partner may take actions contrary to our policies or objectives, undergo a change of control, experience financial and other difficulties, or be unable or unwilling to fulfill its obligations under the joint venture, each of which may affect our financial condition or results of operations. In addition, no assurance can be given that the actions or decisions of our joint venture partner will not affect our joint venture in a way that hinders our corporate objectives or that causes material adverse effects on our business, financial condition or results of operations.

We may not be able to maintain or increase market acceptance for our products.

The degree of market acceptance for our products and those of our customers depends upon a number of factors, including the receipt of regulatory approvals, the establishment and demonstration in the medical community of the clinical efficacy and safety of the products, and the establishment and demonstration of the potential advantages over competing products. Additionally, to ensure sustained and increased market acceptance for our VAYA Pharma products, we must continue to demonstrate the potential advantages over existing and new treatment methods, and we may have to expand the reimbursement of government and third-party payers. In the case of our Nutrition products, market acceptance is dependent on the acceptance of the product and appropriate distribution with large retailers, competitive pricing and the extent to which the products fulfill customer expectations and demands. There can be no assurance that consumers, physicians, patients, payers, the medical community in general, distributors or retailers will continue to accept and utilize any existing or new products that may be developed by us. Failure to achieve such market acceptance for our products could have a material adverse effect on our growth, business, financial condition or results of operations.

We are subject to risks relating to the operation and expansion of our production or processing facilities and capabilities.

In 2014, and following the 2013 expansion of our Migdal Ha’Emeq manufacturing facility, the krill meal extraction process is being performed entirely in house at our Migdal Ha’Emeq manufacturing facility.  During 2015, we expanded our manufacturing facility in Israel that will result in an approximately 50% increase in its overall production capacity.  In the longer term, we may build an additional production plant adjacent to our existing facility in order to further expand our production capacity. There can be no assurance that we will achieve the target capacities, cost savings and efficiencies that we anticipate.  In addition, with respect to any further expansion, to the extent we determine to undertake such expansion, there can be no assurance that we will be able to obtain the requisite approvals, overcome operational challenges of implementing expansion projects, or have the necessary capital resources for the construction of this plant, or if we do, that the plant will be built or that it will satisfy demand. Conversely, there can be no assurance, even if we build an additional plant, that demand for our products will increase commensurate with the increased production capacity. Furthermore, we cannot assure you that any further projects, if implemented, will be implemented in a timely and cost-efficient manner, and that our current production will not be adversely affected by the operational challenges of implementing the expansion projects.

Our ability to obtain krill may be affected by conservation regulation or initiatives.

A substantial part of our activities in our Nutrition segment requires the use of krill. Limits on krill harvesting established by the Commission for the Conservation of Antarctic Marine Living Resources (the “Commission for Conservation”) may limit our revenue. The Commission for Conservation imposes limitations and conditions regarding krill harvested in Antarctic waters. Additionally, the Commission for Conservation regulates the licensing of vessels eligible to harvest krill in these specific Antarctic Ocean areas. In the areas currently being fished for krill, the Commission for Conservation has established a combined annual catch limit of 620,000 metric tons. In 2014, approximately 300,000 metric tons were harvested. The substantial majority of harvested krill is used for aquaculture feed and fish bait while only a small portion is used for human consumption, the latter of which offers higher profit margins. The Commission for Conservation has established limits because increases in krill catches could have a negative effect on the ecosystem, including other marine life, particularly birds, seals and fish which mainly depend on krill for food. The lowering of these quotas or imposition of any other requirement or limitation affecting our ability to source krill, such as adoption of additional conservation measures, may reduce the future availability of krill and cause significant increases in its price. Any such development could harm our sales and gross profits.

Disruption to our IT system could adversely affect our reputation and have a material adverse impact on our business and results of operations.

Our business operations, production facilities and research and development technologies rely on our IT system to collect, analyze and store our data, which at times may include private and confidential information of third parties. While we utilize offsite back-up storage, there can be no guarantee that such back-up storage, together with our existing onsite back-up storage, will be effective if it becomes necessary to rely on them. If our existing or future IT system does not function properly, or if the IT system proves incompatible with new technologies, we could experience interruptions in data transmissions and slow response times, preventing us from completing routine business, production or research activities.

Furthermore, despite our investments in risk prevention and contingencies, data protection, prevention of intrusions, data leaks and access control systems, we can provide no assurance that our current IT system is fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. The risk of a security breach or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has risen as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Furthermore, there has been heightened legislative and regulatory focus on data security in the U.S. and abroad, including requirements for varying levels of customer notification in the event of a data breach. As we continue to develop our technologies, we may need to update our IT system and storage capabilities. Any such loss, disclosure or misappropriation of, or access to, customers’, employees’ or business partners’ information or other breach of our information security can result in legal claims or legal proceedings, including regulatory investigations and actions, may have a negative impact on our reputation, may lead to regulatory enforcement actions against us, and may materially adversely affect our business, operating results and financial condition.

Lastly, disruption or failure of our IT system due to technical reasons, natural disaster or other unanticipated catastrophic events, including power interruptions, storms, fires, floods, earthquakes, acts of war or terrorism could significantly impair our ability to deliver our products on schedule and materially and adversely affect our relationships with our partners and customers, our business, our reputation and our results of operations.

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

The development of pharmaceutical, medical food and human nutrition products involves an inherent risk of product liability claims and associated adverse publicity. Our products may be found to be harmful, or to contain harmful substances. This exposes us to substantial risk of litigation and liability and/or may force us to discontinue production of certain products. Although we have product liability insurance for up to $10.0 million (per claim and in the aggregate per year), this coverage may not insure us against all claims made. Product liability insurance is costly and often limited in scope. There can be no assurance that we will be able to obtain or maintain insurance on reasonable terms or to otherwise protect ourselves against potential product liability claims that could impede or prevent commercialization of a material product or line of products. Furthermore, a product liability claim could damage our reputation, whether or not such claims are covered by insurance or are with or without merit. A product liability claim against us, or the withdrawal of a product from the market, could have a material adverse effect on our business or financial condition. Furthermore, product liability lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management’s time and attention, which could seriously harm our business.

We depend on international sales, which expose us to risks associated with the business environment in those countries.

Our revenues are derived from sales in multiple countries around the world, primarily through exports from Israel to distributors. In 2015 more than 40% of our sales are to customers outside the United States and approximately 3% of our sales are to customers in Israel. We anticipate that international sales will continue to account for the majority of our revenues in the foreseeable future.

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

Our success depends upon the continued service and performance of our senior management and professional experts. The loss of the services of any of these individuals could delay or prevent the continued successful implementation of our business plans, or could otherwise affect our ability to manage our company effectively and to carry out our business plan. Members of our senior management team may resign at any time and there can be no assurance that we will be able to continue to retain such individuals.

Additionally, we depend on our ability to attract and retain additional highly qualified and skilled technical, scientific, sales, managerial and finance personnel. Competition for skilled personnel is intense and the unexpected loss of an employee with a particular skill could materially adversely affect our operations until a replacement can be found and trained. If we are not able to retain our existing skilled scientific and technical personnel and attract and retain sufficiently additional skilled scientific and technical personnel, as required, for our research and development and manufacturing operations on acceptable terms, we may not be able to continue to execute our business plan on schedule. Further, any failure to effectively integrate new personnel could prevent us from successfully growing our company.

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

 If we fail to manage our growth effectively, our business could be disrupted and we may not achieve our goals.

Our future financial performance and ability to commercialize our products and to compete effectively will depend, in part, on our ability to manage any future growth effectively. We have made and expect to continue to make significant investments to enable our future growth through, among other things, new product innovation, clinical trials for new products, expansion of our manufacturing facility, expanding into new territories or into new business segments. It is possible that our growth and expansion plans will not flourish or that the return on those investments will be considerably delayed, thus having a material adverse effect on our business and results of operations. We must also be prepared to further increase production capabilities, expand our work force and to train, motivate and manage additional employees as the need for additional personnel arises. Our personnel, facilities, systems, procedures and controls may not be adequate to support our future operations. Any failure to manage future growth effectively could have a material adverse effect on our business and results of operations

We face risks in connection with securities litigation.

The Company and several of its current and former directors and officers have been named as defendants in a putative securities class action, as described in Note 8 to our consolidated Financial Statements included elsewhere in this annual report.  The securities class action seeks unspecified damages from the Company, and we are unable to make an estimate of the likelihood that the Company might incur a financial loss as a result of the litigation or determine a range of potential loss if the plaintiffs were to prevail.  However, legal expenses beyond those presently contemplated to be incurred or a settlement or adverse judgment on the merits could have a material adverse impact on the Company’s results of operations and financial condition.  In addition, securities litigation, irrespective of its merits, is costly to defend and diverts management’s attention and resources, which could adversely affect our business.

Risks related to government regulation

We are subject to significant and increasing government regulations regarding the sale and marketing of our products.

The selling and marketing of our products are generally subject to comprehensive laws, regulations and standards enforced by various regional, national and local regulatory bodies, including the Food and Drug Administration, or FDA, the Federal Trade Commission, or FTC, and U.S. Department of Agriculture, or USDA, in the United States, the European Commission in the European Union, the Therapeutic Goods Administration, or TGA, in Australia, the Ministry of Health in China, the Health Sciences Authority, or HAS in Singapore, and the Ministry of Health in Israel and others. Compliance with the various regulatory bodies’ requirements is costly and time -consuming. See “Item 4. B. Information on the Company — Business Overview — Government regulation” below. Legal and regulatory demands are increasing in a number of countries with respect to our products, and legislative bodies may repeal laws or enact new laws that would impact the sale and marketing of our products or development of new products. With respect to InFat, new regulations under consideration in China, including a requirement to register infant formula products with the CFDA and certain limitations to the number of formulas and brands that a company may manufacture, may adversely affect the infant formula industry. Additionally, regulatory authorities may change processes, regulations, and policies related to our products, which could impact product development, commercialization and business operations and require us to make changes to our products, the claims we make regarding our products or our operations. In addition, there is a lack of harmonization among the laws, regulations and standards in the principal countries in which we sell our products.

Nutrition Segment

Where regulatory approvals are required for our nutrition products, the process of obtaining such approvals can be costly and time -consuming and there is no guarantee of approval. Such processes therefore could delay or prevent the production and commercialization of new products. In addition, if we fail to comply with any legal or regulatory requirement, or fail to obtain any necessary regulatory approval we could be subject to various enforcement actions, including warning letters, fines, product recalls or seizures, interruption in or suspension of product manufacturing capabilities, other operating restrictions, injunctions, delays in obtaining or inability to obtain product approvals, other civil penalties and criminal sanctions. Any such enforcement action may result in significant unanticipated expenditures and may have a material adverse effect on our reputation, operations, financial situation or operating results.

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

Further, we comply with current GMP guidelines for food for human consumption and are subject to periodic self-assessment. We are subject to regular inspections with respect to our GMP compliance by the Israeli Ministry of Health. We also maintain an ISO 9001-2008 quality system certificate and a Hazard Analysis and Critical Control Points (HACCP) certificate for food safety. For more information regarding the regulations affecting our nutrition products, see “Item 4.B. Information on the Company — Business Overview – Government regulation — Nutrition segment.”

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

 FDA policies and guidance are continually evolving.   Medical foods and other guidance from the agency has recently been revised.  It is possible we will be required to apply for and obtain certain approvals for the clinical investigation of existing or new medical food products. For example, based on recent FDA guidance, in order to initiate a human clinical trial relating to the effect(s) of a medical food on disease, a sponsor may be required to file an Investigational New Drug Application (IND) with FDA and obtain authorization from the agency prior to beginning the investigation.  Furthermore, FDA has indicated that investigations of conventional foods or dietary supplements studied for use in the diagnosis, cure, mitigation, treatment, or prevention of disease, or even to reduce the risk of disease in medically vulnerable populations (including, for instance, individuals less than 12 months of age and those with altered immune systems), are subject to the IND requirements.  Changes in FDA’s policies and guidance may affect our ability to make health-related claims about our products and to market and sell medical foods.   These regulatory policy changes may have a material adverse effect on our business, or cause us to incur considerable costs.

Since supply to our U.S. customers includes import into the U.S. of products or their raw materials, we are subject to and dependent on being able to import said products or raw materials into the U.S. Any restriction on our import abilities, including due to FDA or other restrictions, may have a material adverse effect on our business.

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

We are subject to extensive environmental, health and safety laws and regulations in a number of jurisdictions, primarily Israel, governing, among other things, the use, storage, registration, handling and disposal of chemicals, waste materials and sewage; chemicals, air, water and ground contamination; air emissions and the cleanup of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals, waste materials and sewage. In particular, our operations at our Migdal Ha’Emeq manufacturing facility use chemicals and produce emissions, waste materials and sewage, and accordingly require permits from various governmental authorities. These authorities conduct periodic inspections in order to review and ensure our compliance with the various regulations. Our manufacturing processes include pollutant emissions which at peak capacity approach maximum permitted levels. During 2014 and 2015, in order to meet regulatory requirements, we invested a total of approximately $0.3 million in advanced biotechnology for effluent treatment solution in our current facility, which we believe is currently sufficient for our plant’s capacity. Nevertheless, such equipment may not be completely effective or may malfunction, which could result in a violation of regulations or our need to stop operations at our manufacturing facility until we can make any necessary repairs or improvements to ensure we are compliant with regulatory requirements.

These laws, regulations and permits could potentially require us to further dedicate significant amounts for compliance and/or remediation. Laws and regulations relating to environmental matters are often subject to change. In the event of any changes or new laws or regulations, we could be subject to new compliance measures or to penalties for activities which were previously permitted. If we fail to comply with such laws, regulations or permits, we may be subject to fines and other civil, administrative or criminal sanctions, including the revocation of permits and licenses necessary to continue our business activities. In addition, we may be required to pay damages or civil judgments in respect of third-party claims, including those relating to personal injury (including exposure to hazardous substances we use, store, handle, transport, manufacture or dispose of), property damage or contribution claims. Some environmental laws allow for strict, joint and several liability for remediation costs, regardless of comparative fault. We may be identified as a potentially responsible party under such laws. Such developments could have a material adverse effect on our business, financial condition and results of operations.

Should any of our products receive FDA approval as a prescription drug, such pharmaceutical products may still not qualify for reimbursement or the terms of such reimbursement may prevent the product from being sold at a cost-effective price.

In 2010, we started the process of seeking FDA approval for one of our VAYA Pharma products, Vayarol, as a prescription drug. We submitted an Investigational New Drug Application, or IND, briefing package to the FDA in April 2013. Based on comments we received from the FDA and a subsequent teleconference with FDA representatives, we believe that the FDA would require us to design a more extensive Phase 3 clinical trial. See “Item 4.B. Information on the Company — Business Overview — Government regulation – VAYA Pharma” below. There can be no assurance that this process will be successful, and we have decided to postpone further activities on Vayarol as we reconsider the costs and benefits of initiating the product. However, even if we do receive FDA approval for Vayarol, or any of our other VAYA Pharma products, as a prescription drug, consumers purchasing such products in the United States may be able to more easily obtain reimbursement from third-party payers under government healthcare or private insurance plans. However, we would then be subject to the reimbursement policies of such third-party payers and their efforts to contain or reduce the costs of health care.

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

Our ability to obtain and maintain patent protection and trade secret protection for our intellectual property and proprietary technologies, our products and their uses is important to our commercial success. We rely on a combination of patent, copyright, trademark and trade secret laws, non-disclosure and confidentiality agreements, licenses, assignments of invention agreements and other restrictions on disclosure and use to protect our intellectual property rights. We have been granted over 100 patents in more than a dozen countries and have applications for approximately 70 additional patents pending worldwide.

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

In addition to our existing agreements related to the Neptune litigation (see “Item 8. A. Financial Information — Consolidated Financial Statements and Other Financial Information — Legal Proceedings”) we may in the future agree to be financially responsible for any damages awarded against certain of our customers, and in some cases the cost of defense for such customers, as a result of the purchase, importation, use, sale or offer to sell of our products that a third party claims infringes its intellectual property rights. If any of the products at issue are found to infringe the valid and enforceable intellectual property right of such third party, the payment of such damages could have a materially adverse impact on our financial results and business.
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

Obtaining and enforcing patents involves technological and legal complexity, and is costly, time -consuming, and inherently uncertain. Patent policy also continues to evolve in the United States and many foreign jurisdictions and the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. For example, the U.S. Supreme Court has ruled on several patent cases in recent years, including narrowing the scope of patent protection available in certain circumstances or weakening the rights or remedies of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Furthermore, decisions by the U.S. Congress, the federal courts, and the U.S. Patent and Trademark Office or comparable authorities in foreign jurisdictions could change the laws and regulations governing patents in unpredictable ways that may weaken or undermine our ability to obtain new patents or to enforce our existing patents and patents we might obtain in the future.

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

 The stock market in general, and the market price of our ordinary shares, have been and will be subject to fluctuation, whether due to, or irrespective of, our operating results and financial condition. During the year ended December, 31 2015, our share price ranged from $5.38 to $10.83, and since our initial public offering in September 2013, has been as high as $35.12. The market price of our ordinary shares on the NASDAQ Global Select Market may fluctuate as a result of a number of factors, some of which are beyond our control, including, but not limited to:

•	actual or anticipated variations in our and our competitors’ results of operations and financial condition;

•	market acceptance of our products and the effect of changing consumer preferences, including in China, on our sales;

•	the mix of products that we sell and related services that we provide;

•	changes in earnings estimates or recommendations by securities analysts, if they continue to cover our ordinary shares;

•	the results of operations of AL and our relationship with AAK following the recent decision of the arbitral tribunal;

•	development of technological innovations or new competitive products by others;

•	outcome of litigation in which we may be involved from time to time;

•	announcements of technological innovations or new products by us;

•	publication of the results of pre-clinical or clinical trials for any of our products or products under development;

•	failure by us to achieve a publicly announced milestone;

•	delays between our expenditures to develop and market new or enhanced products and the generation of sales from those products;

•	developments concerning intellectual property rights, including our involvement in litigation;

•	regulatory developments and the decisions of regulatory authorities as to the marketing of our current products or the approval or rejection of new or modified products;

•	changes in the amounts that we spend to develop, acquire or license new products, technologies or businesses;

•	changes in our expenditures to promote our products;

•	our sale or proposed sale, or the sale by our significant shareholders, of our ordinary shares or other securities in the future;

•	changes in key personnel;

•	success or failure of research and development projects of us or our competitors;

•	the trading volume of our ordinary shares; and

•	general economic and market conditions and other factors, including factors unrelated to our operating performance.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our ordinary shares and result in substantial losses being incurred by our investors. In the past, following periods of market volatility, public company shareholders have often instituted securities class action litigation. Lawsuits brought against us by shareholders, such as the shareholder class action suits against us, some of our past and present directors and certain of our executive officers, could cause us to incur costs defending the lawsuits and divert the resources and attention of our management from the operation of our business.

If equity research analysts do not continue to publish research or reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.

The trading market for our ordinary shares will rely in part on the research and reports that equity research analysts publish about us and our business. We do not have control over these analysts and we do not have commitments from them to write research reports about us. The price of our ordinary shares could decline if one or more equity research analysts downgrade(s) our ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

Future sales of our ordinary shares could reduce the market price of our ordinary shares.

If our existing shareholders, particularly our largest shareholders, our directors, their affiliates, or our executive officers, sell a substantial number of our ordinary shares in the public market, the market price of our ordinary shares could decrease significantly. As of February 29, 2016, the holders of 4,623,232 ordinary shares were entitled to require that we register their shares under the Securities Act for resale into the public markets. All shares sold pursuant to an offering covered by such registration statement will be freely transferable. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Investors’ Rights Agreement.” Sales by us or our shareholders of a substantial number of ordinary shares in the public market, or the perception that these sales might  occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

      In addition to these registration rights, as of December 31, 2015, 1,672,684 ordinary shares were subject to outstanding awards granted to directors, officers, employees, and other service providers under our equity incentive plans, including 987,568 ordinary shares issuable under currently exercisable share options. On December 30, 2013, we filed a registration statement on Form S-8 registering up to 2,424,948 ordinary shares issuable under our 2003 Plan and our 2013 Plan. Additionally, on March 18, 2015, we filed a registration statement on Form S-8 registering an additional 880,946 shares issuable under our 2013 Plan. As of December 31, 2015, 1,805,160 shares remained available for issuance under our equity incentive plans, which amount includes 1,672,684 ordinary shares subject to outstanding awards. Shares included in such registration statements may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell.

We have never paid cash or non-cash dividends on our share capital, and we do not anticipate paying any cash or non-cash dividends in the foreseeable future.

We have never declared or paid cash or non-cash dividends on our share capital, nor do we anticipate paying any cash or non-cash dividends on our share capital in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares will be investors’ sole source of gain for the foreseeable future. In addition, Israeli law limits our ability to declare and pay dividends, and may subject our dividends to Israeli withholding taxes and our payment of dividends (out of tax-exempt income) may subject us to certain Israeli taxes, to which we would not otherwise be subject (see “Item 8.A. Financial Information — Consolidated Financial Statements and Other Financial Information — Dividend policy, ” “Item 10.B. Additional Information — Memorandum of Association and Articles of Association—Dividend and liquidation rights” and “Item 10.E. Additional Information — Taxation — Israeli tax considerations and government programs”).

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of otherwise applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer, we are permitted to, and do, follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the NASDAQ Stock Market for domestic U.S. issuers. For instance, we follow home country practice in Israel with regard to the quorum requirement for shareholder meetings. As permitted under the Israeli Companies Law, our articles of association provide that the quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares instead of 33 1/3% of the issued share capital requirement. These quorum requirements for the meeting of our shareholders are lower than is customary for domestic issuers. We may in the future elect to follow home country practices in Israel with regard to other matters, including the formation of compensation, nominating and corporate governance committees, separate executive sessions of independent directors and non-management directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Our adoption of home country governance practices as opposed to the requirements that would otherwise apply to a domestic issuer listed on the NASDAQ Global Select Market may provide less protection to you than what is accorded to investors under the NASDAQ rules applicable to domestic issuers.

As a foreign private issuer, we are not subject to the provisions of Regulation FD or U.S. proxy rules and are exempt from filing certain Exchange Act reports.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual and current reports and Financial Statements with the Securities and Exchange Commission ("SEC") as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, we are permitted to disclose limited compensation information for our executive officers on an individual basis in accordance with home country law and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act.   Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information.  These exemptions reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.

         We would lose our foreign private issuer status if (a) a majority of our outstanding voting securities were either directly or indirectly owned of record by residents of the United States and (b)(i) a majority of our executive officers or directors were United States citizens or residents, (ii) more than 50 percent of our assets were located in the United States or (iii) our business were administered principally in the United States. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

 We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we take advantage of certain exemptions from various requirements that are applicable to other public companies that are not “emerging growth companies.” Most of such requirements relate to disclosures that we would only be required to make if we cease to be a foreign private issuer in the future. Nevertheless, as a foreign private issuer that is an emerging growth company, we will not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for up to five fiscal years after the date of our initial public offering.

We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (b) December 31, 2018, the last day of our fiscal year following the fifth anniversary of the closing of our initial public offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. Investors may find our ordinary shares less attractive as a result of our reliance on exemptions under the JOBS Act, which may contribute to a less active trading market for our ordinary shares and volatility in our share price.

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or if our internal controls over financial reporting are not effective, investors may lose confidence in the accuracy and the completeness of our financial reports, the reliability of our financial statements may be questioned and our share price may suffer.

         We are required to comply with the internal control, evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") of this annual report, including the requirement to furnish a report by management on the effectiveness of our internal control over financial reporting. Additionally, pursuant to Section 404(b) of the Sarbanes-Oxley Act, unless we lose our status as an “emerging growth company” under the JOBS Act prior to the end of the fiscal year in which the fifth anniversary of our IPO occurred, we will not be required to obtain an auditor attestation under Section 404 of the Sarbanes-Oxley Act until the year ended December 31, 2018.

         To maintain the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, we expect that we will need to continue enhancing existing, and implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future. The process of evaluating our internal control over financial reporting requires an investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. The determination and any remedial actions required could divert internal resources and could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants.

         Irrespective of compliance with Section 404, any failure of our internal control over financial reporting could have a material adverse effect on our stated results of operations and harm our reputation. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors. Further, if our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and our share price may suffer.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on our gross income and gross assets, we do not believe that we were classified as a PFIC for the taxable year ended December 31, 2015. There can be no assurance that we will not be considered a PFIC for 2016 or any future taxable year.  PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than a capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “Item 10.E. Additional Information — Taxation — U.S. federal income tax consequences”), and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares; however, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are classified as a PFIC. See “Item 10.E. Additional Information — Taxation — Passive foreign investment company consequences.”

We have incurred and could continue to incur increased costs as a result of operating as a public company, and our management has been and may continue to be required to devote substantial time to new compliance initiatives.

We completed our initial public offering in 2013 and, as a public company whose ordinary shares are listed in the United States, we have incurred and will continue to incur significant accounting, legal and other expenses, including costs associated with our reporting requirements under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. We could also incur additional costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the NASDAQ Global Select Market, and provisions of Israeli corporate law applicable to public companies. Laws and regulations affecting public companies also make it more difficult or costly for us to obtain certain types of insurance, such as director and officer liability insurance. These rules and regulations could continue to increase our legal and financial compliance costs and make some activities more time-consuming and costly.

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

During the Second Lebanon War of 2006, between Israel and Hezbollah, a militant Islamic movement, rockets were fired from Lebanon into Israel causing casualties and major disruption of economic activities in northern Israel. An escalation in tension and violence between Israel and the militant Hamas movement (which controls the Gaza Strip) and other Palestinian Arab groups, culminated with Israel’s military campaign in Gaza in December 2008 and again in November 2012 and in July and August 2014 in an endeavor to prevent continued rocket attacks against Israel’s southern towns. It is unclear whether any negotiations that may occur between Israel and the Palestinian Authority will result in an agreement. In addition, Israel faces threats from more distant neighbors, in particular, Iran, an ally of Hezbollah and Hamas, and the militant group known as the Islamic State of Iraq and Syria.

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

Further, our operations could be disrupted by the obligations of personnel to perform military service. As of December 31, 2015, we had 136 employees based in Israel, some of whom may be called upon to perform up to 54 days in each three year period (and in the case of officers, up to 84 days in each three year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. The number of our employees that were called to military reserve duty in the last three years was 12, none of which were members of management. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

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

Exchange rate fluctuations between the dollar and the Israeli shekel, the Euro and other non-U.S. currencies may negatively affect our earnings.

The dollar is our functional and reporting currency. Although most of our revenues and a portion of our expenses are denominated in dollars, a significant portion of our cost of revenues and operating expenses is incurred in Israeli shekels. As a result, we are exposed to the risks that the shekel may appreciate relative to the dollar, or, if the shekel instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the shekel, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the shekel against the dollar. For example, the rate of devaluation of the dollar against the shekel was approximately 7.0% in 2013, which was compounded by inflation in Israel at a rate of approximately 1.8%, respectively. This had the effect of increasing the dollar cost of our operations in Israel. While the dollar appreciated relative to the shekel by 12.0% in 2014 and 0.3% in 2015, eclipsing the 0.2% and 1.0% rate of deflation in Israel in 2014 and 2015, respectively, there is no guarantee that the prior trend of dollar devaluation relative to the shekel will not return in the future. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

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

 We enter into assignment of invention agreements with our employees pursuant to which such individuals agree to assign to us all rights to any inventions created in the scope of their employment or engagement with us. A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the scope of his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her inventions. Recent decisions by the Committee (which have been upheld by the Israeli Supreme Court on appeal) have created uncertainty in this area, as it held that employees may be entitled to remuneration for their service inventions despite having specifically waived any such rights. However, a decision by the Committee in 2015 held that such right can be waived by the employee. The Committee further held that an explicit reference to the waived right is not necessary in every circumstance in order for the employee’s waiver of such right to be valid. Such waiver can be formalized in writing or orally or be implied by the actions of the parties in accordance with the rules of interpretation of Israeli contract law. Although our employees have agreed to assign to us service invention rights, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

The government tax benefits that we currently receive require us to meet several conditions and may be terminated or reduced in the future.

Some of our operations in Israel, referred to as “Approved Enterprises” and “Benefited Enterprises,” carry certain tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law. Based on an evaluation of the relevant factors under the Investment Law, including the level of non-Israeli investment in our company, we have determined that our effective tax rate to be paid with respect to all of our Israeli operations under these benefits programs is 0%, based on the available level of benefits under the law. Substantially all of our income before taxes can be attributed to these programs. If we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which was 26.5% for 2014 and 2015 and is 25% starting in 2016. In addition to being subject to the standard corporate tax rate, we would be required to refund any tax benefits that we have already received, as adjusted by the Israeli consumer price index, plus interest and penalties thereon. Even if we continue to meet the relevant requirements, the tax benefits that our current “Approved Enterprise” and “Benefited Enterprises” receive may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, by way of acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs. See “Item 10.E. Additional Information — Taxation — Tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959” for additional information concerning these tax benefits.

We received Israeli government grants for certain research and development activities. The terms of those grants require us to satisfy specified conditions and to pay penalties in addition to repayment of the grants upon certain events.

Our research and development efforts were and are financed in part through grants from the Office of the Chief Scientist in the Israeli Ministry of Economy and Industry, or OCS.
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

We are incorporated in Israel. All but one of our executive officers, all the Israeli experts and all but three of our directors listed in this annual report reside outside of the United States, and most of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time -consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, it may not be possible to collect any damages awarded by either a U.S. or foreign court.

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

ITEM 4: Information on the Company

A.	History and Development of the Company

Our History

Enzymotec Ltd. is a profitable nutritional ingredients and medical foods company. Our proprietary technologies, research expertise, and clinical validation process enable us to develop differentiated solutions across a variety of products. Our innovative and diverse product suite addresses the entire human life-cycle, from infancy to old age, and is comprised of novel key ingredients in products ranging from infant formula to nutritional supplements, as well as branded medical foods, sold only under a doctor’s supervision. We market our product portfolio to established global consumer companies and physicians and target large and growing consumer health and wellness markets. Our strategic partnerships, state-of-the-art good manufacturing practice (“GMP”)-compliant manufacturing facility, and global sales and marketing infrastructure enable us to develop, manufacture and market our comprehensive product solutions to our customers globally.

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

We were founded in 1998, launched our first product in 2003 and since then have designed, developed and launched 14 additional products, generating sales in over 30 countries. Our net revenues, adjusted EBITDA and net income for the year ended December 31, 2015 were $50.4 million, $10.7 million and $6.7 million, respectively. For further discussion on the important events in the development of our business, see “Item 5. Operating and Financial Review and Prospects—Company overview.” For a further description of the seasonality of the company’s main business, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Seasonality.”

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

Principal Capital Expenditures

The majority of our investment activities have historically been related to the construction and expansion of our manufacturing facilities and the purchase of manufacturing equipment and components for our production lines. Capital expenditures for purchase of property, plant and equipment and intangible assets were $4.9 million, $6.4 million and $2.9 million in the years ended December 31, 2013, 2014 and 2015, respectively. Capital expenditures for purchase of property, plant and equipment for the year ended December 31, 2013 were primarily related to our manufacturing facility expansion project, which is enabling us to extract krill oil from krill meal ourselves using technologically advanced equipment and proprietary processes. Capital expenditures for purchase of property, plant and equipment and intangible assets for the year ended December 31, 2014 were primarily related to the completion of our manufacturing facility expansion project as well as to our capacity increase project in our current facility and to payment of a license fee in connection with the settlement of claims by Neptune Technologies & Bioresources Inc. Capital expenditures for purchase of property, plant and equipment for the year ended December 31, 2015 were primarily related to our capacity increase project in our current facility.

We have leased additional space next to our existing facility in northern Israel for purposes of constructing an additional manufacturing facility.  In the event that we determine to construct a new manufacturing facility, capital expenditures would increase significantly, but we currently do not have any plans to do so.  The timing and amount of the capital expenditures associated with this project, if we do undertake it, is uncertain.  We may also seek to employ our capital to acquire complementary businesses or technologies. For further description regarding the status of our Israeli real estate, please see “Item 4.D. Information on the Company — Property, Plants and Equipment — Property and infrastructure.”

B.	Business Overview

        We have two reportable segments, our Nutrition segment and our VAYA Pharma segment, both of which offer a variety of products that leverage our lipid-related expertise. Our Nutrition and VAYA Pharma segments represented 83.2% and 16.8% of net revenues in the year ended December 31, 2015, respectively. For a geographic breakdown of our revenues, see “Item 5.A. Operating Results—Components of statements of operations—Net revenues by geographical region.”

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

Our premium infant formula ingredient products seek to more closely resemble the composition and properties of human breast milk fat, which is considered the “gold standard” in infant nutrition because of both its short and long term health and developmental benefits, to facilitate healthy infant development. Peer reviewed clinical studies demonstrate that our leading formula ingredient product, InFat, provides unique benefits such as stronger bones, improved intestinal flora and reduced crying, in addition to reduced constipation, improved calcium absorption and more efficient energy intake. As a result, we believe InFat is the most significant development to infant formula ingredients since docosahexaenoic acid, or DHA, and arachidonic acid, or ARA, were introduced to the market almost 15 years ago. The next generation of our infant formula ingredient products targets additional attributes of key lipids found in human breast milk such as improved brain development. InFat has been achieving rapid penetration in the Chinese and other Asian markets, and we believe that we have significant opportunities in other developing markets and developed markets such as North America and Europe. InFat is sold and marketed through AL, our joint venture with AarhusKarlshamn AB, or AAK, a Sweden-based, global producer of specialty oils.

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

VAYA Pharma. VAYA Pharma, develops, manufactures and sells branded, under physician supervision-only medical foods for the dietary management of patients with certain medical conditions or diseases having special, medically determined nutrient requirements. Although medical foods must be proven to be safe and effective as demonstrated in human clinical studies, they do not require the same expensive and time-consuming regulatory approval process typical of prescription drugs. Our U.S. medical foods business generated its first revenues in 2011 and currently consists of three branded products, all based on our proprietary lipid-based technologies, which address the dietary management of the following conditions: hypertriglyceridemia (Vayarol); lipid imbalances associated with ADHD in children (Vayarin); and lipid imbalances associated with early memory impairment (Vayacog). Our products are designed to provide a safe, cost-effective, first-line dietary therapy. We are currently funding additional clinical studies for two of our medical food products, to reach an expanded consumer market and to support additional marketing claims. In addition to our existing products, we have several other products to address additional indications in the development phase. We currently market VAYA Pharma products in the United States through sales representatives based in large metropolitan areas of twenty three states, as well as in Singapore, in Israel through Teva and in Ukraine through Dexcel Pharma.  We have plans to expand in the United States as well as in other international markets.

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

Our technology encompasses distinct but interrelated domains, each of which comprises part of our product development cycle:

•	enzyme processes;

•	lipid modification;

•	clinical effects of nutritional products;

•	lipid analysis; and

•	process technology and development.

In connection with enzyme processes, we have developed a technological platform that modifies crude enzymes which improves their activity and enables their utilization in synthesis in organic media, such as oils and organic solvents, with enhanced efficiency, stability and recyclability.

Using that enzymatic technology platform, we modify lipids found in natural sources such as krill, fish, soybeans, sunflowers, bovine milk and other sources in order to synthesize lipids that mimic the composition and properties of other lipids have a beneficial nutritional value and are natural to the human body. For instance, our PS product line involves the synthesis of phosphatidylserine, or PS, a component of brain membranes and brain function, and the InFat product is a sn-2 palmitate oil product which more closely resembles the composition and properties of human breast milk fat.

Our synthesis of lipids is predicated on our expertise in lipid analysis. This expertise enables us to analyze and map the structure of lipid molecules, which also assists us in separating and quantifying different lipid classes within various compounds. We also utilize our lipid analysis expertise for conducting biochemical analysis for the purpose of supporting regulatory applications, designing and conducting preclinical and clinical trials and for the quantification of other elements found in lipids, such as antioxidants, minor contaminants and other minor components.

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

InFat	Soy-PS	K•REAL, our krill oil	PS Line of Products	GPC Line of Products
• A clinically-proven fat ingredient for infant formula that more closely resembles the composition and properties of human breast milk fat. • Offered by AL.	• A nutritional ingredient to improve cognitive and mental performance.	• Pure K•REAL • High Potency K•REAL • Custom made K•REAL	• Sharp PS • Sharp PS SILVER • Sharp PS GOLD • Sharp PS GREEN	• Sharp GPC • Sharp GPC ACTIVE

InFat — InFat is a clinically-tested lipid ingredient for infant formula that enables infant formulas to more closely resemble the composition and properties of human breast milk fat. The product was originally developed by us and its initial sales, from 2004 to 2006, were made directly by us. In 2007, we entered into a joint venture with AAK relating to the production, marketing, sale and distribution of InFat. As a result, all sales of the product are now made through AL, the joint venture company. See “— Joint Venture with AAK” below.

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

The InFat ingredient sold by AL is customized according to customers’ requirements, ranging from a concentrate form of InFat to complete blends of InFat with various additional vegetable oils for use by infant nutrition manufacturers.

Soy-PS — Our Soy-PS product is a lipid ingredient. Our Soy-PS formulation is derived from soybean lecithin and is designed to improve cognitive and mental performance.

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

K•REAL is processed only from Antarctic krill, which we source from vessels and facilities approved for food handling and storage by the appropriate national food safety authorities. These vessels and facilities are also approved by members of the Commission for the Conservation of Antarctic Marine Living Resources, an international commission with responsibility for the conservation of Antarctic marine ecosystems. We have conducted comprehensive safety evaluations of K•REAL krill ingredients and have determined them to be “Generally Recognized as Safe” (GRAS) for certain conventional food and medical food uses. We notified the FDA of our GRAS determinations and the FDA issued a “no questions” response letter advising us that the FDA accepts our conclusion that our K•REAL krill ingredients are GRAS. Further, as of 2015, the Novel Food status of K-REAL krill oil has been expanded to cover additional grades of the product.

PS line of products  — This consists of a range of food supplements, containing Phosphatidylserine, or PS, a phospholipid component of cell membranes and a building block of the human brain. Research has indicated that PS has a role in the proper signal processing and cell-to-cell communication functions of nerve cells. These products are sold by us as a powder (generally for use in tablets, capsules and functional foods) and as a liquid or dispersion (generally for use in soft gels). This line of products includes the following:

•
Sharp PS  — Is a soybean-derived PS brain nutrient, introduced in 2003. It is a nutritional supplement for adults, intended to improve cognitive capabilities, such as memory. Sharp PS is also shown to benefit other populations, such as young persons, by improving memory, learning abilities and concentration.

•
Sharp PS SILVER — Is a patent protected blend of two different active ingredients, PS and omega-3, derived from soybean and fish oils, introduced in 2008. It is intended to improve mental and cognitive abilities.

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

•
Sharp PS GREEN — Is a soy-free PS food supplement, derived from sunflowers, introduced in 2010, aimed at the large and growing market of health conscious and environmentally-concerned consumers who demand clean, pure, soy allergen-free and non-GMO (genetically modified organisms) ingredients. Sharp PS GREEN is also offered in a special gummy-bears application intended for children under out trade name SharpKidz.

GPC line of products — Consist of a range of food supplements, containing L-Alpha Glycerylphosphorylcholine, or alpha GPC, a natural choline compound found in the brain. Alpha GPC is the simplest phospholipid, and a key metabolite in choline metabolism signaling. In addition, alpha GPC serves as an organic osmolyte and assists in proper kidney function and may play a role in sperm motility. Alpha GPC is naturally occurring in certain foods, such as milk, eggs and meat, in low amounts. Alpha GPC is sold in the United States as a dietary supplement and in Europe and South America as a drug for patients suffering from dementia related to Alzheimer’s disease or cerebrovascular conditions, such as strokes.

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

We also have a nutritional ingredient product, InCog, which is an innovative lipid composition for cognitive functioning.  InCog has been approved as a Novel Food in Europe and its further development is ongoing. We plan to launch pre-clinical studies in connection with InCog during 2016 for the purpose of evaluating its efficacy.

We are currently selling Omega-PC, which is an extract from cold-water wild fish containing omega-3 fatty acids bound to both phospholipids and triglycerides. The nutritional benefits of fish and fish oil are widely accepted due to the presence of DHA and eicosapentaenoic acid (EPA) fatty acids. However, current fish oil products contain DHA and EPA attached to triglycerides, whereas up to 30% of the DHA and EPA found in cold-water fish are bound to phospholipids. Thus, Omega-PC imitates a natural way to consume omega-3. Clinical evidence demonstrates that DHA and EPA bound to phospholipids are absorbed better than DHA and EPA bound to triglycerides. Our Omega-PC aims to provide the benefits of DHA and EPA along with the improved absorption of omega-3.  We are currently considering whether or not we will continue to offer this product in the future.

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

•
The first trial, which included 36 term infants (eight of which were in the control group, 14 of which were given InFat and 14 of which were breast fed), showed that breast-fed infants and infants who were given a diet with InFat rather than the control fat for six weeks had higher counts of Lactobacilli and Bifidobacteria bacteria (P<0.01), suggesting that InFat promotes a healthy intestinal micro flora and might enhance infants’ gut health and immunity. Additionally, the Lactobacillus counts between the infants fed InFat and the breast-fed infants were comparable (P>0.05). The results of this trial were presented at the Federation of American Societies for Experimental Biology (FASEB) Conference (United States, July 2011) and the International Conference on Nutrition and Growth (Paris, March 2012) and published in the Journal of Pediatric Gastroenterology and Nutrition (“JPGN”) in 2013. These results support the growing understanding that the composition of the intestinal microbiota is influenced by factors in the milk diet of the young infant.

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

•
In July 2011, we completed a comparative, open label 12-week trial, comparing the development of 75 Chinese infants divided into two groups (34 of which were given InFat and 41 of which were breast fed). During the trial, the first group was provided with a diet including InFat and the second group served as a reference and was given breast milk. The final results of the trial showed that InFat formula was not statistically significantly different from human breast milk in terms of body growth and infant well-being (P>0.05), highlighting the comparability of InFat lipids compared to those found in human breast milk. Though the two groups differed in crying duration, stool frequency and consistency, both were similar in prevention of hard stools.  The manuscript was submitted for publication.

•
In October 2012, we completed the clinical phase of a comparative, randomized, double-blinded, multi-center, 24-week trial, to compare the development of 171 Chinese full term infants, enrolled at five Chinese FDA-approved medical centers in different cities in China, divided into three groups (the control group was fed with infant formula with prebiotics and regular vegetable oils fat (n=57), the InFat group was fed infant formula with the same level of prebiotics and InFat as the fat (n=57), and a breastfed group (n=57)). The purpose of the study was to assess the efficacy of infant formula with high percentage of palmitic acid at the sn-2 position (InFat) as compared to standard vegetable oil based infant formula on general gastrointestinal tolerance and fat excretion, reducing calcium soaps formation and stool hardness in Chinese formula-fed term infants on top of prebiotics, a common bioactive ingredient in infant formula, which was shown to promote nutrient absorption, benefit stool consistency and reduce crying. Results showed that at six weeks postnatal, the amount of free fatty acids excreted in stool was lower in the sn-2 palmitate and breast milk groups compared to the control group, and most of the fatty acids excreted were in the form of soaps. Importantly, these effects were observed although both InFat and the vegetable oil formula contained prebiotics. These results were presented at the Nutrition & Growth conference in Barcelona in January 2014 and at the ESPGHAN conference in Jerusalem in June 2014 and published in JPGN in 2015. These results were published in a book published by Nova Publisher in 2014. A second outcome of this clinical trial revealed that feeding term infants formula with InFat for the 12 weeks after birth lowered the daily crying duration in comparison to feeding with control formula (P<0.05). The control formula group had higher daily crying duration also in comparison to the breastfed group (P<0.01). A further analysis of the diurnal crying pattern revealed that feeding term infants formula with InFat for the 12 weeks after birth decreased the percentage of infants who cried, especially in the morning and evening hours (P<0.05) compared to infants fed a standard formula. The percentage of infants who cried in the control group was higher in the control group also compared to the breastfed group (P<0.05). There was no difference between the percentage of crying infants at week 12 between infants fed with formula containing InFat and breastfed infants. These results were published in a book by Nova Publisher in 2014 and presented at the ESPGHAN conference in Jerusalem in June 2014. An additional outcome of this study was that feeding term infants formula with InFat for the 12 weeks after birth increased the daily sleeping duration in comparison to feeding with control formula (P<0.05), although both groups’ sleeping time was in the range of accepted norm of sleeping for this age. The last two outcomes related to crying and sleep were submitted for publication.  The publication is currently under evaluation by journal reviewers.

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

In April 2012, we completed a comparative, single-blind crossover, four-week clinical trial consisting of 20 healthy adults, to compare omega-3 fatty acid absorption after the intake of high potency krill oil and the intake of pure krill oil. During the trial, the group was provided with 1.5 grams of our high potency krill oil (K-REAL). Omega-3 fatty acid absorption was then compared to the levels measured when the same group of adults was provided with twice the amount of pure krill oil as given in a previous trial. The results of the trial showed that both supplements had a similar absorption of omega-3 fatty acids, despite the fact that during the trial the participants provided with high potency krill oil were only given half the quantity of supplementation compared to the previous trial. These results enable us to market to our customers' high potency krill oil that allows for the reduction of krill oil consumption by half while retaining the benefits of taking a full dose of pure krill oil. These results were published in Lipids in Health and Disease in 2015.

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

Cognitex. In April 2009, we completed an open-label, 12-week clinical trial that observed the effects of Cognitex on cognitive functions in twenty-six elderly volunteers with subjective memory complaints. Cognitex, a premium product manufactured by one of our customers, is a formulation of Sharp PS Gold, glycerylphosphorylcholine (“GPC”) and other ingredients. During the trial, the volunteers were provided with Cognitex three times a day. The final results of the trial showed positive effects on cognitive function, with significant improvement in memory abilities, attention, visual learning, and daily activities commencing within the first two weeks of the trial (P<0.05). Such improvement was sustained without further improvement over the course of the study, with the exception of the activities of daily living measure, which demonstrated an additional statistically significant improvement following the ten additional weeks (P<0.05). These results indicate that the daily intake of Cognitex has a positive significant effect on cognitive functions, commencing within the first two weeks of its intake, including improvement in memory abilities, attention, visual learning, and daily activities. These results were published in the Journal of Dietary Supplements in 2011.

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

Below is a brief description of each of this segment’s current products:

•
Vayarin — Vayarin is an orally administered medical food for the clinical dietary management of certain lipid imbalances associated with attention deficit-hyperactivity disorder, or ADHD. It is used under the supervision of physicians. Vayarin is aimed at children and pre-adolescents with ADHD, children who are reluctant to start drug therapy or are intolerant to stimulant therapy, or children with a more pronounced hyperactive-impulsive behavior, as well as mood and behavior dysregulation. Vayarin contains Lipirinen, a proprietary composition containing EPA-enriched PS omega-3, which is derived from krill. Vayarin was first introduced in Israel in 2010 and in the United States in 2011.

•
Vayacog — Vayacog is an orally administered medical food for the clinical dietary management of certain lipid imbalances associated with early memory impairment. It is used under the supervision of physicians. Vayacog is aimed at people with subjective memory impairment, those suffering from normal age-associated memory decline and people with mild cognitive impairment (MCI). Vayacog contains Lipicogen, a proprietary composition containing DHA-enriched PS omega-3, derived from both fish and soybean. Vayacog was first marketed in 2011.

•
Vayarol — Vayarol was initially introduced as a dietary supplement in the United States in 2007 and as a medical food in 2011. In the United States, it is now an orally administered medical food for the clinical dietary management of hypertriglyceridemia. It is used under physician supervision. Outside the United States, Vayarol targets those suffering from hypertriglyceridemia, individuals who are reluctant to start drug therapy for this condition, or those with borderline to moderate mixed hyperlipidemia. In the latter case, it is administered to patients with mild elevation of LDL cholesterol or who are intolerant to statins and other medications. Vayarol contains Lipirolen, a proprietary composition containing phytosterol esters of omega-3, which is derived from fish oil and soybean.

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

We also completed a comparative, randomized double-blinded, placebo controlled, multi-centered 12-week clinical trial, to observe the effects of Vayarol on lipid profiles and other coronary heart disease risk factors in 91 mixed hyperlipidemic subjects, who had both elevated low-density lipoprotein triglycerides and elevated cholesterol (“LDL-C”), divided into two groups. During the trial, one group (46 subjects) was provided with Vayarol and the second (45 subjects) was provided with a placebo. The final results of the trial, which were received in December 2008, showed that Vayarol was found to be safe and well-tolerated by the trial participants and that the Vayarol group had reduced levels of triglycerides by 19% (P=0.025), without experiencing LDL-C elevation. Vayarol was also shown to significantly reduce inflammation, as measured by a decrease in C-reactive protein (P=0.0), and reduce diastolic blood pressure by 7% (P=0.036). We believe these results indicate that the daily intake of Vayarol is beneficial for the dietary management of hypertriglyceridemia. The study results were published in Cardiovascular Drug Therapy in 2010.

Vayarin. We completed a comparative, double-blinded, randomized placebo controlled 12-week clinical trial, to compare the effects of Vayarin on ADHD symptoms in 83 inattentive children to an omega-3 supplement or a placebo. During the trial, one group (29 subjects) was provided with Vayarin (an early formulation), the second (28 subjects) was provided with fish oil supplements offered as a competing market product and the third (26 subjects) was given a placebo. The Test of Variables of Attention (TOVA), a well-established, computer-based assessment of executive functions, in particular inattention, was used to measure efficacy. The final results of the trial showed that Vayarin was safe and well-tolerated and also demonstrated that it had a significant effect on children’s executive function (P<0.05). Specifically, the findings indicated that it had a significant effect on children’s attention performance, demonstrated by superior results in the total TOVA score as compared to those observed in the groups who were provided with either fish oil or a placebo. The findings further suggest that providing inattentive children with high EPA/DHA phosphatidylserine preparation can affect visual, sustained attention performance. We believe these results indicate that Vayarin might have superior efficacy over other competing fish oil supplements. These results were published in the American Journal of Clinical Nutrition in 2008.

We also completed a comparative, double-blinded, randomized, placebo controlled 15-week clinical trial, followed by a 15-week open-label extension, to observe the effects of Vayarin on ADHD symptoms in 200 children with ADHD. During the trial, one group (137 subjects) was provided with Vayarin and the second group (63 subjects) was provided with a placebo. The primary efficacy measure of the study was the Conners’ Teacher Rating Scale Revised Long-Hebrew Version (CRS-T) which is a questionnaire answered by a child’s teacher to assess symptoms of ADHD. Other assessments included the Conners’ Parent Rating Scale Revised Long-Hebrew Version (CRS-P), which is answered by the child’s parent and additionally, quality of life was assessed by the Child Health Questionnaire (CHQ) which assesses physical and psychosocial concepts related to the child’s well-being. The final results of the trial, which were received in 2009, showed that while there was no significant difference between the Vayarin and control groups in any of the CRS-T subscales, a significant reduction was observed in one ADHD symptom as well as a trend of reduction in other ADHD symptoms and significant improvement on quality of life was also shown. Further, we observed a significant reduction in certain ADHD symptoms on both the CRS-T and CRS-P subscales in a subgroup of children (78 subjects) with a more pronounced hyperactive/impulsive behavior in combination with mood and behavioral dysregulation. In addition, Vayarin was found to be safe and well-tolerated by the trial participants. We believe these results, though they require a follow-up study for confirmation, indicate that Vayarin is an effective and safe new approach for the clinical dietary management of ADHD. These results were presented at the annual meeting of the American Academy of Child & Adolescent Psychiatry (AACAP) in 2010 and 2011 and published in European Psychiatry in 2011 and 2013.

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
Sales and distribution of the InFat product are carried out by AL. In most of our markets sales are conducted directly by AL. See “— Joint Venture with AAK” below. Additionally, AL sells through distributors and agents in Korea, New Zealand, Australia and, along with direct sales to certain brands, China.

The marketing, sales and distribution of our Soy-PS product is carried out by local distributors.

We sell our krill, PS and GPC products to companies that manufacture and market dietary supplements, to food companies that combine our bioactive ingredients in functional food applications, and to distributors of these products. In North America, the marketing, sales and distribution of these products are carried out through our wholly-owned U.S. subsidiary, Enzymotec USA, Inc. Outside North America, we perform the primary marketing and sales roles, while the distribution and marketing support of these products is generally carried out by our local sales offices and local distributors and agents.

VAYA Pharma segment

In the United States, which accounted for the vast majority of our VAYA Pharma sales in 2015, the marketing and sales of these products are carried out directly by the dedicated sales personnel of our wholly-owned U.S. subsidiary, VAYA Pharma Inc. The majority of our VAYA Pharma products are distributed by pharmaceutical wholesalers and the remaining products are sold through our on-line pharmacy directly to end users. We currently market our VAYA products in the United States through sales representatives based in large metropolitan areas of twenty three states and plan to expand our marketing efforts, including by hiring additional sales representatives in the United States.

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

Outside the United States, marketing and distribution of the VAYA Pharma products is carried out either by license partners, generally pharmaceutical companies under exclusive license agreements or directly by us. In Singapore, we have recently established VAYA Pharma PTE Ltd. together with our local partner. The entity’s business model is similar to our U.S. subsidiary subject to the local regulations in Singapore.

Our customers and partners

We sell our nutrition products to manufacturers of branded products in different markets around the world. For example, we have developed relationships with infant formula manufacturers who partner with us in bringing our ingredients for infant formula to the end-user market. With respect to our other Nutrition products, we target customers that have a significant presence in the vitamin and mineral supplement, or VMS, industry within their geographic markets. In our VAYA Pharma segment, the majority of our products are marketed directly to physicians by our dedicated sales personnel, but we have also partnered with pharmaceutical companies to provide our products outside of the United States and Singapore.

Nutrition segment

AL, our Swedish joint venture which is 50% owned by us and 50% owned by AAK, seeks to position InFat as a strategic ingredient that enables its customers to strengthen their premium brands of infant formula. We believe that this strategy will help create long-term relationships and customer commitments to InFat.

AL is currently party to strategic agreements with two leading providers of infant nutrition products to the Chinese market. Of these two agreements, we consider the agreement with Biostime to be material to our results of operations because we estimate that approximately 25% of total InFat net revenues in 2015 were attributable to sales by, and under the brand name of, Biostime. The agreement contains multi-year minimum purchase undertakings by Biostime and minimum supply guarantees by AL, subject to an agreed pricing formula. We have also entered into agreements with these two customers to collaborate on research activities related to infant nutrition products, including working with the customers to upgrade their infant nutrition products. We believe that these collaborative research activities provide additional value to our customers. We do not derive any revenues from these collaborative research activities and they are not material to our business.

AL also seeks to target new infant formula manufacturers and brands to incorporate the InFat products into their products.
Sn-2 palmitate has been incorporated in infant formula products by companies such as Danone, Nestlé and Heinz. AL is a major supplier of the sn-2 palmitate in the market.

The other customers in our Nutrition segment include leading VMS manufacturers and retailers. We target customers with well-developed marketing and distribution infrastructure, strong relationships with and knowledge of their end-customers, awareness of global industry trends and scientific expertise in our fields, such as IVC.

We are currently seeking to establish strategic relationships with customers that market and sell their products to mass market retailers (such as Wal-Mart and Costco). We are also working with leading nutrition companies to combine our ingredients into their products and present our ingredients in new applications, such as gummy bears, liquid formulations and tablets.

VAYA Pharma segment

In the United States and in Singapore, the marketing and sales of our VAYA Pharma products are carried out directly by the dedicated sales personnel of VAYA Pharma Inc. in the US and of VAYA Pharma PTE Ltd. in Singapore, and the majority of products are distributed by pharmaceutical wholesalers with the remaining portion sold to physicians and on-line directly to end users. Outside of the United States and Singapore, where we are not developing our own specialized marketing and sales staff of medical representatives, we seek to partner with leading providers of pharmaceuticals and other health products in specific geographic markets by licensing our VAYA Pharma brands, often on an exclusive basis, in order to leverage our partners’ market presence and distribution capabilities. To date, we have partnered with several partners internationally, including Teva Pharmaceuticals in Israel, Atlantis Ilac in Turkey, Daewon Pharmaceutical in South Korea and Dexcel Pharma in Ukraine. We do not currently derive material revenues from these arrangements.

Sourcing, manufacture and production

The principal raw materials used by us in the manufacture of our products consist of krill biomass, fish biomass, lecithins and oils derived from fish and certain plants (primarily soybean, canola and sunflower), amino acids, as well as various enzymes.

Krill oil, unlike fish oil, is extracted from its crude biomass in a delicate process, as many of its nutrients are extremely sensitive to heat. Primarily, the krill used by us is harvested in the cold waters of the Southern Ocean and sold to us pursuant to agreements between us and the owners of fishing vessels. Once harvested, the krill is processed into krill meal aboard the trawler, a process that must be carried out within a short time after capture, primarily in order to prevent the enzymes in the krill from causing a rapid breakdown of the valuable nutrients in the krill. We estimate that only a few vessels have the capability to process raw krill into krill meal. We also purchase krill meal from several agents and also purchase frozen krill.

Agreements with such owners of fishing vessels are mainly seasonal, as they typically relate to a specific fishing season or trip. Obtaining sufficient quantities of krill oil is also dependant on the quality of krill and respective fat content. Therefore, assuring krill sourcing is challenging.

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

Most of the fish and plant lecithins and oils and the amino acids used by us in the manufacture of our products are generally readily available and sold by multiple suppliers.

The enzymes used by us in connection with the manufacture of the InFat product and our Sharp PS line of products are each purchased from single suppliers. However, in both instances, we maintain a substantial inventory which would enable us sufficient time to find an alternative source, should our current supplier be unable to supply sufficient quantities.

With the exception of the manufacture of certain grades of our Sharp GPC product and the final InFat product, all of our products are manufactured at our plant in Migdal Ha’Emeq, Israel. See “Item 4.D. Information on the Company — Property, Plants and Equipment — Property and infrastructure” below. In addition, the enzymes used for the manufacture of the InFat product go through a special process, known as immobilization, carried out by us at our Migdal Ha’Emeq plant. We then ship those enzymes to AAK, where they are used as the core element for the production of InFat through the restructuring of the vegetable oils procured by AAK. InFat production currently takes place in the dedicated production facility built and owned by AAK in Karlshamn, Sweden, which has a fully automated production line equipped with the technology to ensure full product consistency. See “— Joint Venture with AAK” below.

The capsulation and packaging of our VAYA Pharma products, which are currently the only products sold by us in final form for use by the end user, is carried out by third-party contractors.

Joint Venture with AAK

AL is a joint venture we established with AarhusKarlshamn AB, a Swedish company also known as AAK, regarding the production, marketing, sale and distribution of our InFat product, which is sold to the infant nutrition industry for use in infant formula. AAK is one of the world’s leading manufacturers of specialty vegetable oils and fats. Pursuant to the joint venture agreement, we supply the enzymes used in the manufacture of InFat, and AAK manufactures the final InFat product. The profit of AL is allocated between us and AAK on a 50:50 basis. AL's profit under the joint venture agreement represents the difference between revenues from sales by AL and the overall direct production costs (excluding depreciation) of the joint venture partners. Each partner is responsible for funding its expenses associated with its role in the joint venture. For a discussion of the accounting treatment of AL’s results of operations, see “Item 5.A. Operating and Financial Review and Prospects — Operating Results— Joint venture accounting.”

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

Joint venture responsibilities. We are responsible for research and development, as well as business development (including penetration of new markets) and marketing activities on behalf of the joint venture while drawing on AAK’s expertise. We are also responsible for regulatory matters related to the joint venture. We license the InFat trade name to the joint venture.

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

Termination. The joint venture agreement’s initial term runs until December 31, 2016. Thereafter, the agreement will be automatically extended for consecutive periods of three years, unless terminated by notice of either party at least 12 months prior to a term’s expiration. Additionally, the agreement may be terminated in customary circumstances, such as in the case of intentional material breach of the agreement or if a partner becomes controlled by a competitor of AL. Following our arbitration process with AAK regarding the interpretation of the termination provision of the joint venture agreement, the arbitration tribunal found that the joint venture agreement should be interpreted such that the only exit the parties have from the agreement is via a buy-sell process. The joint venture agreement provides the mechanism of such buy-sell process. Specifically, in the event that one party notifies the other party of its intent to terminate the agreement (other than in the case of an intentional, material breach that causes grave and serious damage), either party may notify the other of its intent to buy the other party’s shares in AL by making an unconditional, irrevocable offer to purchase the other party’s shares. The agreement also provides for a counteroffer mechanism, such that the party who is willing to pay the highest price for AL will be entitled to purchase the other party’s shares in AL. Additionally, in cases of an intentional material breach of the agreement causing grave and serious damage (subject to a 90-day cure period), the non-breaching party has the right to purchase the shares of the breaching party for no consideration and to continue the business of AL post termination.  This includes extending the supply obligations (or any other obligations) of the breaching party necessary to conduct the business of AL post-termination for a period of three years.

Following the lapse of December 31, 2015, and as neither party has issued a notice of termination of the joint venture agreement the joint venture agreement has been automatically extended until December 31, 2019 in accordance with its terms.

Dispute with AAK. In May 2014, AAK submitted a request for arbitration against us seeking certain declaratory relief with respect to the joint venture agreement.  We filed counterclaims against AAK with respect to certain disputed operational issues which we raised and for AAK’s conduct during our initial public offering.  In February 2016, the ICC tribunal rejected, in their entirety, AAK's requests for declaratory relief and denied all relief we requested with respect to our counterclaims against AAK. See “Item 3.D. Key Information — Risk Factors — Risks relating to our business and Industry — We rely on AarhusKarlshamn AB, or AAK, our Swedish joint venture partner, to procure raw materials and for the manufacture of InFat. While all of AAK’s claims in arbitration initiated against us by AAK were recently rejected, the arbitration has strained our relationship with AAK, and we cannot assure you that tensions and disagreements will be resolved or that the relationship will remain unchanged or will continue.”

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

Nutrition

With respect to the InFat product, we currently compete with one other company offering an sn-2 palmitate product, IOI Loders Croklaan, a Malaysian company, which offers a product under the Betapol brand name. IOI Loders Croklaan recently teamed with Kerry Group to further develop and market the nutrition lipid Betapol business. We expect that others may seek to enter the sn-2 palmitate market, especially in China. Further, InFat competes with other products in the general infant nutritional product market. The majority of market participants are currently using various vegetable oil blends, although bovine milk fat is also used to some extent. Accordingly, our main challenge in this market is to enlarge InFat’s market share by convincing customers to use InFat instead of lower-cost regular vegetable oil. We believe that as the sn-2 palmitate market share grows, it will encourage more specialty oil producers to endeavor to develop and offer competitive products.

With respect to our krill products, krill oil suppliers have increased capacity due to strong market growth in 2013 and the general decline in the krill oil market in 2014 and 2015 resulted in intensified competition.  Our three principal competitors in the krill oil market are: Aker BioMarine AS (which recently merged with Aker Seafoods Holding AS), a Norwegian company; Neptune Technologies & Bioressources Inc., a Canadian company; and Rimfrost USA, LLC, a joint venture of Avoca, Inc. and Olympic Seafood AS. In the PS market, our principal competitors are Chemi Nutraceuticals Inc., Lipoid GmbH and Lipogen Ltd.  We expect that competition will remain intense with significant manufacturing capacity available among our competitors.

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

We have conducted comprehensive safety evaluations of our InFat, Sharp PS, Sharp PS Gold, Sharp PS Green and krill oil ingredients, which were found to be GRAS following a review by qualified experts. We have voluntarily notified the FDA of our GRAS determinations and received a “no questions” response letter from the FDA advising us that the FDA accepts our conclusions that these ingredients are GRAS. A GRAS notification to the FDA on omega PC as GRAS for use in a variety of food products has been submitted to the FDA. During the FDA's evaluation process, we decided to withdraw that notice and resubmit at a later stage. In addition, we obtained regulatory approvals for our ingredients in main markets such as Europe, China and Australia as well as other countries in Asia and America.

The selling and marketing of our nutrition products are generally subject to comprehensive laws, regulations and standards enforced by various regional, national and local regulatory bodies, including the FDA in the United States, the European Commission in the European Union, the TGA in Australia, the Ministry of Health in China and the Ministry of Health in Israel.

VAYA Pharma segment

Medical foods

In the United States, the products currently offered by our VAYA Pharma segment are sold as medical foods, consistent with the statutory and FDA regulatory criteria for “medical foods.” The products are available only under the supervision of a physician (acquired on prescription or directly from a physician). The term “medical food,” as defined in the Orphan Drug Amendments of 1988 to the FDCA, is a food “which is formulated to be consumed or administered enterally under the supervision of a physician and which is intended for the specific dietary management of a disease or condition for which distinctive nutritional requirements, based on recognized scientific principles, are established by medical evaluation.” The FDA has issued regulations detailing the agency’s interpretation of the characteristics of food products that qualify as “medical foods." Accordingly, under FDA regulations, a food qualifies as a “medical food” only if:

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

The FDA has issued warning letters to other medical food companies challenging the classification of their products as “medical food.” We believe that these letters indicate that the FDA may be applying a more narrow interpretation of what qualifies as a “medical food.” Given this enhanced focus on medical food companies, we cannot provide any assurance that we will not also receive such a letter and the FDA could take the position that one or more of our medical foods products may not be lawfully sold in the United States as “medical food.” If such a challenge were to occur we could incur significant costs associated with responding and defending our products’ status as medical foods and ultimately litigation. If we are not able to demonstrate to the FDA’s satisfaction that the product(s) meet the regulatory requirements for “medical foods,” we may be forced to suspend sale and distribution of such product(s) in the U.S. market or attempt to reposition the product(s) as a supplement.

Outside the United States, the question of whether our VAYA Pharma products are categorized as prescription products, and the extent to which they can be purchased without medical supervision, depends upon national, regional and local laws and regulations, as well as the sales and marketing strategy adopted by our local license partners following discussions with us. For example, in Israel these products are sold over the counter, without a prescription, whereas in South Korea, one of our products, Vayarol, will be sold and marketed, subject to approval, as a prescription drug.

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

In the future, we may use our R&D platform to seek to penetrate the prescription pharmaceuticals market. In 2010, we commenced the process of seeking FDA approval for Vayarol as a prescription drug for the reduction of triglyceride levels in patients with hypertriglyceridemia. We submitted an Investigational New Drug Application, or IND, briefing package to the FDA in April 2013. Based on comments we received from the FDA and a subsequent teleconference with FDA representatives, we believe that the FDA would require us to design a more extensive Phase 3 clinical trial.  In light of the FDA’s expanded requirements for the investigational program and the crowded market for hypertriglyceridemia treatments, we have decided to hold further activities with respect to Vayarol and are evaluating our next steps, reconsidering the costs and benefits of initiation of such project with one of our other products for a different indication with greater commercial opportunity.

Environmental matters

We are subject to extensive environmental, health and safety laws and regulations in a number of jurisdictions, primarily Israel, governing, among other things: the use, storage, registration, handling and disposal of chemicals, waste materials and sewage; chemicals, air, water and ground contamination; air emissions and the cleanup of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals, waste materials and sewage. Our operations at our Migdal Ha’Emeq manufacturing facility use chemicals and produce waste materials and sewage. Our activities require permits from various governmental authorities including, local municipal authorities, the Ministry of Environmental Protection, the Ministry of Health and the Ministry of Agriculture and Rural Development. The Ministry of Environmental Protection, the Ministry of Health, the Ministry of Agriculture and Rural Development, local authorities and the municipal water and sewage company conduct periodic inspections in order to review and ensure our compliance with the various regulations.

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

Furthermore, our customers are showing greater interest in the environmental impact of our products, the manner in which they are produced, and the sustainable approach towards the sourcing of our raw materials. Any natural resources used as raw materials are sensitive to such claims. For example, the Commission for the Conservation of Antarctic Marine Living Resources has established limits on krill harvesting, which provides the raw material for our krill oil products, because increases in krill harvesting could have a negative effect on the ecosystem, including other marine life, particularly birds, seals and fish which mainly depend on krill for food. While we attempt to work with our suppliers in complying with and obtaining sustainable accreditation (from our krill suppliers), a shift in focus among customers and other third parties toward sustainable products may affect our ability to effectively compete.

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

The legal name of our company is Enzymotec Ltd. and we are organized under the laws of the State of Israel. We have four wholly-owned subsidiaries: Enzymotec USA, Inc. and VAYA Pharma, Inc., both incorporated in the United States, Enzymotec Australia Pty Ltd. incorporated in Australia and Enzymotec Singapore PTE Ltd., incorporated in Singapore. We also hold 50% of our joint venture in Advanced Lipids AB, a Swedish company and we own 80% of VAYA Pharma PTE Ltd., a Singapore company.

D.	Property, Plants and Equipment

Property and infrastructure

Our principal executive and administrative offices, research and development laboratories and production plant are in the Sagi 2000 Industrial Area, near Migdal Ha’Emeq, Israel. These facilities are built on a plot of approximately 107,600 square feet, leased in 2007 from the Israel Land Administration pursuant to a 98 -year lease (expiring in May 2105) for approximately $136,000, with additional related payments of approximately $314,000 to the Israeli Ministry of Economy and Industry and the Israeli Tax Authority. Currently, these facilities consist of approximately 70,000 square feet of built space.

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

Our plant utilities infrastructure (including, among other items, a steam boiler, cooling and chilled water systems and a water purification system) are designed to support 100% expansion of production beyond our capacity.

In October 2011, we exercised an option for a long-term (98-year) lease for an adjoining plot of approximately 107,600 square feet from the Israel Land Administration for approximately $60,000, with additional related payments of approximately $370,000 to the Israeli Ministry of Economy and Industry, upon which we may build an additional manufacturing facility. This plot is held pursuant to, and for the remainder of the term of, the lease of the plot upon which our current facilities are built. Pursuant to our lease agreement, we are obligated to complete certain construction projects by August 2016. We were recently approached by the Israel Land Administration notifying us of the steps they are taking towards terminating the lease agreement concerning the adjoining plot. We intend to enter into negotiations with the Israel Land Administration to modify the terms of our lease or to extend the period to complete these projects but we cannot assure that the Israel Land Administration will agree to modify the lease or extend the completion period.

Office space is also leased by our two U.S. subsidiaries, in Morristown, New Jersey (approximately 300 square feet) and Baltimore, Maryland (approximately 3,000 square feet), by our Chinese representative office (approximately 1,000 square feet) in Shanghai, and by our Singapore subsidiary VAYA Pharma PTE LTD (approximately 100 square feet). All our facilities are fully utilized.

ITEM 4A: Unresolved Staff Comments

Not applicable.

ITEM 5: Operating and Financial Review and Prospects

 Company overview

We are a leading global supplier of specialty lipid-based products and solutions. We develop, manufacture and market innovative bio-functional lipid ingredients, as well as final products, based on sophisticated proprietary processes and technologies. We deliver our products and solutions through the following two reportable segments:

•
Nutrition segment. This segment develops and manufactures nutritional ingredients for infant formula and dietary supplements. These ingredients include InFat, a proprietary, clinically-proven infant formula fat ingredient that more closely resembles human breast milk fat to facilitate healthy infant development and premium phosopholipid-based bioactive ingredients for nutritional supplements. Our best-selling nutritional ingredient for dietary supplements is krill oil, which provides the benefits of omega-3 fatty acids. Our other nutritional ingredients for dietary supplements are targeted at improving brain health and providing benefits in memory, learning abilities and concentration.

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
•
In 2013, we completed our manufacturing facility expansion project, which has enabled us to move the entire krill oil extraction process, which we previously outsourced, in-house. We also completed our initial public offering and listing on the NASDAQ Global Select Market.

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

VAYA Pharma segment

We sell our VAYA Pharma products in the United States as medical food through wholesalers of pharmaceutical products. In 2015 we generated initial revenues from, and expect a growing portion of our VAYA Pharma products sales in the United States to be through, an online pharmacy which is operated by a third-party vendor. Outside of the United States, we sell our VAYA Pharma products to pharmaceutical companies in various countries. We rely upon those pharmaceutical companies not only to distribute our products, but also to execute substantially all selling and marketing activities related to our VAYA Pharma products in those countries. Under U.S. law, distributors of medical food have the right to return unused products. Accordingly, we recognize revenues from the sale of VAYA Pharma products in the United States net of provisions for returns that can be reasonably estimated, cash discounts and distribution fees to wholesalers.

 Net revenues by geographical region

The following table presents net revenues by geographic breakdown of customers in dollars and as a percentage of net revenues for the periods indicated. This data refers to the location of the customer to whom we directly sell and does not take into consideration the location of the end-user (to the extent it is different).

	Year ended December 31,
	2013		2014		2015
	Net Revenues	Percentage	Net Revenues	Percentage	Net Revenues	Percentage
	(in thousands)
Geographical region
North America	$35,458	55%	$25,810	55%	$29,635	59%
Europe	10,382	15	10,395	22	10,071	20
Australia & New Zealand	10,811	17	2,388	5	2,188	4
Asia	7,735	12	7,019	15	7,173	14
Israel	589	1	1,491	3	1,324	3
Total	$64,975	100%	$47,103	100%	$50,391	100%

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

Nutrition

Gross profit of our Nutrition segment is primarily a function of the cost of raw materials, which comprised the majority of the costs of revenues in the year ended December 31, 2015. With respect to our InFat product, the cost of raw materials comprised a majority of the costs of revenues in 2015. While certain InFat customer contracts contain pricing formulae under which the prices of products are adjusted to reflect changes in the costs of raw materials, the adjustments do not fully insulate AL from such changes. In addition, even where InFat prices are adjusted pursuant to customer contracts that contain pricing formulae, increases in price can adversely affect sales and also expose AL to increased competition. AL’s gross profit is also influenced by the mix of products sold, as the InFat products with the higher levels of concentration of our proprietary sn-2 palmitate component carry higher profit margins than the other InFat blends that we offer.

Further, a material portion of our costs of revenues for our nutritional ingredients is comprised of the costs of sourcing raw krill meal and extracting krill oil from the meal. We currently purchase the majority of the krill meal we use pursuant to agreements with the owners of vessels that harvest Antarctic krill and process the freshly caught krill into krill meal onboard. Pursuant to these agreements, the price we pay for krill meal is adjusted in accordance with the fat content of the harvested krill.  In addition, during 2014 we purchased frozen krill and entered into a toll processing agreement with a third party to process krill meal from the frozen krill. We intend to meet our krill meal needs in the future by sourcing krill meal both from vessels that process krill meal onboard and from suppliers of frozen krill.

Prior to 2014, our costs related to our krill products also included payments to an Indian manufacturer for processing krill meal and extracting krill oil, which resulted in lower gross profits. In addition, our gross profit is affected by the quality of the krill meal we source, meaning the level of oils found in the krill meal, as higher quality krill meal results in greater yield and less processing.  During 2013, we expanded our Migdal Ha’Emeq manufacturing facility and equipped it to enable us to extract krill oil ourselves using technologically advanced equipment and processes. In the first quarter of 2014 we moved the entire krill oil extraction process in-house. This has helped us to save all processing costs, which were approximately $1.6 million in the year ended December 31, 2013, which had previously been paid to our Indian manufacturer. In addition, moving the extraction process in house has enabled us to sell many of the marketable byproducts of the krill oil extraction process that we previously could not sell due to Indian export restrictions, thereby further increasing revenues and gross profit.  The extraction process at our new facility is also more efficient than it had been at our outsourced manufacturer due to our use of new technologies. Accordingly, we believe that this move has positively impacted the gross profit of our Nutrition segment.  However, the frozen krill we purchased in 2014 is still held by us in inventory and we would need to use it in the near to medium term in order to avoid obsolescence.  In general, purchasing frozen krill and processing it into krill meal is significantly more costly than purchasing krill meal that was processed onboard fishing vessels. Accordingly, oil produced from frozen krill has significantly lower gross margins than the krill oil produced from krill meal processed from freshly caught krill, and to the extent we utilize our inventory of frozen krill we may negatively impact the gross margins of our Nutrition segment.

VAYA Pharma

The gross profit of VAYA Pharma is influenced primarily by the sale prices of its products. The gross profit from sales of VAYA Pharma products in the United States and Singapore is higher than the gross profit from sales in other markets due to the fact that we perform sales and marketing of VAYA Pharma products in the United States and Singapore through our dedicated sales staff, and accordingly charge higher sales prices to our wholesale distributors than to distributors in other countries who perform sales and marketing functions for us. The costs of revenues are primarily comprised of costs of production, which accounted for approximately 75% of costs of revenues in 2015 and 2014, respectively, and encapsulation, packaging and bottling of these products, which accounted for substantially the entire balance of the segment’s costs of revenues in 2015 and 2014, respectively.

Operating expenses

Research and development expenses

Research and development expenses consist primarily of salaries and other employee benefits of our research and development personnel, costs of clinical trials and laboratory expenses, which include materials and depreciation of laboratory equipment. Research and development expenses are presented net of grants received from Israel’s OCS. For additional information regarding these grants, see “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Government Grants.” We charge all research and development expenses to operations as they are incurred. We expect research and development expenses to increase in absolute terms as we continue to conduct clinical trials this year to reinforce the science as well as develop new indications of our products.  In 2014, we initiated a study for Vayarin for adults with ADHD, a long-term study for Vayacog for patients with mild cognitive impairment, and a study for a product for children with Autism Spectrum Disorder. We also commenced in 2015 an investigator initiated clinical trial of Vayarin in managing ADHD in children with epilepsy. These studies continued during 2015 and are scheduled to continue through 2016.

 Selling and marketing expenses

Selling and marketing expenses consist primarily of salaries and other employee benefits of our sales and marketing personnel, global marketing expenses and sales commissions. The majority of our selling and marketing expenses are generated by our VAYA Pharma segment, which maintains a dedicated sales and marketing staff in the United States and Singapore consisting of medical representatives. As part of our growth strategy, we intend to increase our dedicated U.S. VAYA Pharma sales and marketing staff and therefore expect selling and marketing expenses to increase in absolute terms and as a percentage of our consolidated net revenues.

 General and administrative expenses

General and administrative expenses consist primarily of salaries and other employee benefits for our managerial and administrative personnel, together with associated overhead costs. Other significant general and administrative costs include insurance costs and costs of operating as a public company, including professional fees for accounting and legal services. If our sales grow, we expect our general and administrative expenses to increase in absolute terms, but to decrease as a percentage of our consolidated net revenues.

Financial income (expenses), net

Financial income (expenses), net consist of interest income accrued on our bank deposits and marketable securities, changes in the fair value of foreign currency forward transactions which are not qualified as hedge transactions, foreign currency gains and losses and interest paid in respect of our long-term liabilities under our September 2009 bank financing agreement which was repaid in full in January 2014. For more information regarding these facilities, please see “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

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

Taxes on income

The standard corporate tax rate in Israel was reduced to 25% starting in 2016. For the 2014 and 2015 tax years, it was 26.5%, and for the 2013 tax year, it was 25%.

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

Joint venture accounting

We have a joint venture arrangement with AAK, for which we and AAK are responsible for particular functions related to the production, marketing and sale of the final InFat product. We and AAK jointly own 50% each of Advanced Lipids (AL), which serves as a distributor for the joint venture arrangement.

Our role. We manufacture enzymes that we supply to AAK, which then produces the final InFat product at its dedicated facility in Sweden using those enzymes together with other raw materials that AAK is responsible for sourcing. We are responsible for research and development, as well as business development (including penetration of new markets) and marketing activities. We are also responsible for funding our operating expenses associated with our role in the joint venture, including the manufacturing of enzymes.

AAK’s role. AAK is responsible for the production of the final InFat product at its dedicated facility in Sweden which includes, among others, sourcing of raw materials, labor and other costs of production, including freight and logistics, as well as for capital expenditures for increased capacity, inventory storage and management, receivables collection and product liability insurance. Once it has produced the final InFat product, AAK sells it to AL, which, in turn, sells the product to three types of customers: (i) companies that manufacture the end product themselves; (ii) companies that outsource manufacturing of the end product; and (iii) outsourced manufacturers of the end product. AAK is also responsible for funding its operating expenses associated with its role in the joint venture.

Accounting for the arrangement. We recognize two sources of income from the JV arrangement.  First, we recognize revenue for the enzymes sold by us to AAK upon the sale of the final InFat product by AL to its customers. The price that we charge AAK is set forth in the JV Agreement and is our direct production costs plus an agreed-upon margin defined in the JV Agreement.  For any enzymes supplied to AAK that are not yet sold to an end customer of AL, the amount remains in our inventory as title is not transferred prior to the sale to the end customer and is not recognized as revenue.  Second, we also record our share of AL profits under the equity method of accounting within the line item “share in profits of equity investees.” The AL profits that are shared between us and AAK are the profits that AL earns for its distribution activity.

For purposes of segment reporting, which requires presentation on the same basis provided to and utilized by the chief operating decision maker (CODM) to analyze the relevant segment’s results of operations, we account for the arrangement with AAK and the results of operations of AL using the proportionate consolidation method.  Under the proportionate consolidation method, we recognize our proportionate share (50%) of the revenues of AL and record our proportionate share (50%) of the overall joint venture’s costs of production and other operating expenses in our income statement.

Since our consolidated U.S. GAAP results represent our investment in AL under the equity method, our consolidated U.S. GAAP results of operations reflect lower revenues and a higher gross profit margin than our results of operations accounted for on a proportionate consolidation basis, as shown for purposes of segment reporting.

Comparison of year-to-year results of operations

The following table sets forth certain consolidated statement of income data as a percentage of total net revenues for the years indicated. All items are included in, or derived from, our consolidated statements of operations. The year-to-year comparison of financial results is not necessarily indicative of future results.

	Year ended December 31,
	2013	2014	2015
Net revenues	100.0%	100.0%	100.0%
Cost of revenues	49.4	38.9	39.0
Gross profit	50.6	61.1	61.0
Operating expenses
Research and development, net	9.2	12.7	12.2
Selling and marketing	10.4	17.1	22.7
General and administrative	13.0	15.9	13.9
Total operating expenses	32.5	45.7	48.8
Operating income	18.1	15.4	12.2
Financial income (expense), net	(0.8)	1.1	1.0
Income before taxes on income	17.3	16.5	13.2
Taxes on income	(0.5)	(0.9)	(0.8)
Share in profits of equity investee	0.8	1.0	0.9
Net income	17.5%	16.6%	13.3%

Year ended December 31, 2015, compared with year ended December 31, 2014

Net revenues

Total net revenues increased by $3.3 million, or 7.0%, to $50.4 million in the year ended December 31, 2015 from $47.1 million in the year ended December 31, 2014. The increase is driven mainly from increase in revenues of the VAYA Pharma segment. For further discussion, see the analysis of segment reporting below.

Nutrition segment

Net revenues of our Nutrition segment in the year ended December 31, 2015 were $54.1 million, representing a decrease of 3.0% from net revenues of $55.8 million in the year ended December 31, 2014. The change was primarily due to: (i) a decrease of $1.5 million in InFat sales, resulting primarily from the Chinese infant formula market undergoing a shift in how infant formula is sold. Historically, local brands, where a majority of AL customers are positioned, were sold primarily through supermarkets and health stores.  Increasingly, sales are migrating to an e-commerce platform, thereby inviting increased competition and affecting the market share of AL customers, (ii) a decrease of $1.4 million in the sales of krill products, driven primarily by a reduction in the average selling price resulting from decreased demand and overcapacity partially offset by increased volume of sales and (iii) an increase of $1.3 million in the volume of sales of our PS line of products.

VAYA Pharma segment

Net revenues for our VAYA Pharma segment in the year ended December 31, 2015 were $8.5 million, representing an increase of 50.2% over net revenues of $5.6 million in the year ended December 31, 2014. The increase in net revenues reflected increased volume of sales as we continued penetrating the U.S. market and increased volume of sales in Singapore.

Cost of revenues and gross profit

 The following table presents net revenues, cost of revenues and gross profit in dollars and as a percentage of net revenues for the years indicated, and the percentage change in such amounts year-over-year:

	Year ended December 31,		Change in		As a percentage of net revenues for the year ended December 31,
	2014	2015	dollars	percentage	2014	2015
	($ in thousands)
Net revenues	$47,103	$50,391	$3,288	7.0%
Cost of revenues	18,316	19,635	1,319	7.2	38.9%	39.0%
Gross profit	$28,787	$30,756	$1,969	6.8%	61.1%	61.0%

Gross profit increased by $2.0 million, or 6.8%, to $30.8 million in the year ended December 31, 2015, from $28.8 million in the year ended December 31, 2014. The increase in absolute gross profit relates primarily to our increased volume of sales in the year ended December 31, 2015, compared to the year ended December 31, 2014.

Gross profit margin decreased eight basis points to 61.0% for the year ended December 31, 2015 from 61.1% for the year ended December 31, 2014.

Nutrition segment

Gross profit of our Nutrition segment in the year ended December 31, 2015 decreased by $0.7 million to $24.5 million from $25.2 million in the year ended December 31, 2014. Gross profit margin remained relatively the same, and was 45.19% in the year ended December 31, 2015 compared to 45.17% in the year ended December 31, 2014. The decrease in absolute gross profit was due to the decrease in the sales of our Nutrition products. Gross profit margin remained relatively the same, as improvements in our production efficiency were substantially offset by the reduction of selling prices of our krill oil products.

VAYA Pharma segment

 Gross profit for our VAYA Pharma segment in the year ended December 31, 2015 increased by $2.8 million to $7.0 million from $4.2 million in the year ended December 31, 2014, due to increased volume of sales. Gross profit margin increased to 82.2% in the year ended December 31, 2015 from 74.6% in the year ended December 31, 2014, primarily due to increased volume of sales in the United States and Singapore, where our gross margins on sales of VAYA Pharma products are higher than in other markets.

Operating expenses

The following table presents the types of operating expenses in dollars and as a percentage of net revenues for the years indicated, and the percentage change in such amounts year-over-year:

	Year ended December 31, 2014		Year-over-year change		Year ended December 31, 2015
	($ in thousands)	Percentage of total net revenues	($ in thousands)	(Percentage)	($ in thousands)	Percentage of total net revenues
Research and development, net	$5,986	12.7%	$163	2.7%	$6,149	12.2%
Selling and marketing	8,034	17.1	3,391	42.2	11,425	22.7
General and administrative	7,475	15.9	(467)	(6.2)	7,008	13.9
Total operating expenses	$21,495	45.7%	$3,087	14.4%	$24,582	48.8%

Research and development expenses slightly increased by $163,000, to $6.1 million in the year ended December 31, 2015, from $6.0 million in the year ended December 31, 2014. As a percentage of net revenues, our research and development expenses decreased to 12.2% in the year ended December 31, 2015 from 12.7% in the year ended December 31, 2014. The increase in absolute amounts primarily reflected an increase of $0.6 million related to expenses in respect of VAYA Pharma clinical trials, partially offset by a decrease of $0.4 million in regulatory activities. The decrease in research and development expenses as a percentage of net revenues reflected the increase in net revenues partially offset by the increase in research and development expenses as an absolute amount. Grants from the OCS decreased by $19,000, or 13.1%, to $126,000 in the year ended December 31, 2015, from $145,000 in the year ended December 31, 2014.

Selling and marketing expenses increased by $3.4 million, or 42.2%, to $11.4 million in the year ended December 31, 2015, from $8.0 million in the year ended December 31, 2014. As a percentage of net revenues our selling and marketing expenses increased to 22.7% in the year ended December 31, 2015 from 17.1% in the year ended December 31, 2014. The increase in selling and marketing expenses both as an absolute amount and as a percentage of net revenues reflected primarily an increase of $1.8 million in headcount and share-based compensation, due primarily to the addition of sales personnel for the VAYA Pharma segment in the United States and an increase of $1.3 million in marketing activities (primarily marketing activities related to the marketing of VAYA Pharma products).

General and administrative expenses decreased by $0.5 million, or 6.2%, to $7.0 million in the year ended December 31, 2015, from $7.5 million in the year ended December 31, 2014. As a percentage of net revenues, our general and administrative expenses decreased to 13.9% in the year ended December 31, 2015 from 15.9% in the year ended December 31, 2014. The decrease in general and administrative expenses as an absolute amount was due to a decrease in legal expenses of $0.5 million (mainly related to a decrease in Neptune patent litigation costs offset by an increase in litigation costs related to the arbitration with AAK).  The decrease was also due to a decrease of $0.2 million in expenses relating to being a public company (mainly reflecting our February 2014 secondary offering) and a decrease of $0.2 million in allowance for doubtful accounts, partially offset by an increase in headcount and share-based compensation expenses of $0.4 million.   The decrease in general and administrative expenses as a percentage of net revenues reflected the decrease in the absolute amount of general and administrative expenses and the increase in net revenues.  We believe that general and administrative expenses will decrease in 2016 as a result of the anticipated reduction in legal fees resulting from the completion of the arbitration with AAK.

Financial income (expenses), net

The following table presents our financial income, net, in dollars and as a percentage of net revenues for the years indicated, and the percentage change in such amounts year-over-year:

	Year ended December 31, 2014	Year-over-year change	Year ended December 31, 2015
	(in thousands)
Financial income, net	$499	$(28)	$471
Percentage of total net revenues	1.1%		1.0%

Financial income for the year ended December 31, 2015 was $471,000, compared to financial income of $499,000 for the year ended December 31, 2014. The decrease was primarily due to foreign currency exchange differences of $0.6 million, partially offset by an increase of $0.3 million in interest received and accrued on our bank deposits and marketable securities and by an increase in gain in respect of derivatives of $0.3 million.

Year ended December 31, 2014, compared with year ended December 31, 2013

Net revenues

Total net revenues decreased by $17.9 million, or 27.5%, to $47.1 million in the year ended December 31, 2014 from $65.0 million in the year ended December 31, 2013. The decrease was due to a decrease in sales of our Nutrition segment partially offset by an increase of $1.2 million in sales of our VAYA Pharma segment.

Nutrition segment

Net revenues of our Nutrition segment in the year ended December 31, 2014 were $55.8 million, representing a decrease of 26.7% from net revenues of $76.2 million in the year ended December 31, 2013. The change was primarily due to: (i) a decrease of $15.8 million in the volume of sales of krill products, representing a decrease of 45.2% in the sales of these products from the year ended December 31, 2013, driven primarily by decreased sales in the United States and in Australia. Approximately $8.4 million of the decrease in sales of krill products was from one customer in the United States that had not placed orders with us since the second quarter of-2014. In addition, approximately $5.7 million of the decrease in sales of krill products was from our distributor in Australia, as a result of the decreased demand for krill and omega-3 products in the Australian market, (ii) a decrease of $4.6 million in InFat sales, resulting primarily from the Chinese infant formula market undergoing a shift in how infant formula is sold. Historically, local brands, where a majority of AL customers are positioned, were sold primarily through supermarkets and health stores.  Increasingly, sales are migrating to an e-commerce platform, thereby inviting increased competition and affecting the market share of AL customers. In addition, new Chinese regulation which became effective in 2014 required both domestic and foreign infant formula companies, including some of AL’s customers, to make certain changes to their supply and production chain.  This had a short term effect on the sales of AL’s customers and correspondingly on InFat which is an ingredient in some of AL’s customer’s infant formula.

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

Cost of revenues and gross profit

 The following table presents net revenues, cost of revenues and gross profit in dollars and as a percentage of net revenues for the years indicated, and the percentage change in such amounts year-over-year:

	Year ended December 31,		Change in		As a percentage of net revenues for the year ended December 31,
	2013	2014	dollars	percentage	2013	2014
	(in thousands)
Net revenues	$64,975	$47,103	$(17,872)	(27.5)%
Cost of revenues	32,110	18,316	(13,794)	(43.0)%	49.4%	38.9%
Gross profit	$32,865	$28,787	$(4,078)	(12.4)%	50.6%	61.1%

Gross profit decreased by $4.1 million, or 12.4%, to $28.8 million in the year ended December 31, 2014, from $32.9 million in the year ended December 31, 2013. The decrease in absolute gross profit relates primarily to our decreased volume of sales in the year ended December 31, 2014, compared to the year ended December 31, 2013.

Gross profit margin increased to 61.1% for the year ended December 31, 2014 from 50.6% for the year ended December 31, 2013. Approximately 680 basis points of the increase in gross profit margin were due to the operation of our new extraction facility and other improvements in production efficiency.  Approximately 370 basis points of the increase in gross profit margin resulted from changes in the mix of products sold, as net revenues in the year ended December 31, 2014 reflected an increase in the volume of sales of InFat (as a percentage of consolidated sales) and an increase in sales of VAYA Pharma products, which carry a higher gross margin than some of our other products.

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

Financial income for the year ended December 31, 2014 was $0.5 million, compared to financial expenses of $0.5 million for the year ended December 31, 2013, primarily due to decrease in financial expenses of $0.5 million related to the long-term loans that were repaid in January 2014, interest received and accrued on our bank deposits and marketable securities of $0.3 million and foreign currency exchange differences of $0.3 million, partially offset by a decrease in gain in respect of derivatives of $0.1 million.

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

 Share-based compensation

Under U.S. GAAP, we account for employee share-based compensation awards classified as equity awards in accordance with the provisions of Accounting Standards Codification ("ASC") No. 718, “Compensation — Stock Based Compensation,” which requires us to measure the cost of options based on the fair value of the award on the grant date. We also apply ASC No. 718, “Compensation — Stock Based Compensation” and ASC No. 505-50, “Equity Based Payments to Non-Employees” with respect to options issued to consultants and other non-employees.

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

Taxes on income

Deferred income taxes are determined by the asset and liability method based on the estimated future tax effects of differences between the financial accounting and the tax bases of assets and liabilities under the applicable tax law. Deferred tax balances are computed using the tax rates expected to be in effect at the time when these differences reverse. Valuation allowances in respect of the deferred tax assets are provided when it is more likely than not that all or a portion of the deferred income tax assets will not be realized. See Note 10g to our consolidated Financial Statements contained elsewhere in this annual report for additional information regarding the composition of the deferred taxes.

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

We apply the guidance in ASC Topic 450-20- 25 issued by the Financial Accounting Standards Board ("FASB") when assessing losses resulting from contingencies. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is recorded as accrued expenses in our financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material are disclosed. Loss contingencies considered to be remote are generally not disclosed unless they involve guarantees, in which case the guarantees are disclosed.

Impairment of long-lived assets

We test long-lived assets (including intangible assets) for impairment whenever events or circumstances present an indication of impairment. If the sum of expected future cash flows (undiscounted and without interest charges) of the assets is less than the carrying amount of such assets, an impairment loss would be recognized. The assets would be written down to their estimated fair values, calculated based on the present value of expected future cash flows (discounted cash flows), or some other fair value measure. As of December 31, 2015, 2014 and 2013, we did not recognize an impairment loss for its long-lived assets.

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

Recently Issued Accounting Pronouncements

          See Note 1 to our consolidated Financial Statements included elsewhere in this annual report.

B.	Liquidity and Capital Resources

 A summary of our statement of cash flows for the years ended December 31, 2013, 2014 and 2015 is as follows:

	Year ended December 31,
	2013	2014	2015
	(in thousands)
Net income	$11,395	$7,838	$6,683
Depreciation and amortization	1,551	2,308	2,327
Change in inventories	(2,584)	(9,629)	(243)
Change in accounts receivable	(6,965)	5,304	(881)
Change in accounts payable and accruals	3,052	(3,868)	2,300
Net cash provided by operating activities	7,390	1,965	11,198
Net cash used in investing activities	(5,025)	(63,558)	(62)
Net cash provided by (used in) financing activities	69,336	(2,522)	536
Net increase (decrease) in cash and cash equivalents	71,701	(64,115)	11,672
Balance of cash and cash equivalents at end of year	74,430	10,315	21,987

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

 We generated $11.2 million in cash from operating activities in the year ended December 31, 2015, while in the year ended December 31, 2014, we generated $2.0 million from operating activities. Cash from operating activities in the year ended December 31, 2015 was due primarily to our achieving net income of $6.7 million, a decrease of $2.3 million in accounts payable and accruals as well as $2.3 million in depreciation and amortization and $1.6 million in share-based compensation expense. This was partially offset by an increase in accounts receivable of $0.9 million, share of profits of equity investee of $0.4 million, increase in non-current assets of $0.3 million and increase in inventories of $0.2 million. Cash from operating activities in the year ended December 31, 2014 was due primarily to our achieving net income of $7.8 million and to a decrease of $5.3 million in accounts receivable due to the decreased sales, as well as $2.3 million in depreciation and amortization and $0.9 million in share-based compensation expense. This was partially offset by an increase of $9.6 million in inventories reflecting our strategy of building inventories from certain single source suppliers to partially manage supply risk as well as a result of the decreased sales, share of profits of equity investee of $0.5 million and a decrease of $3.9 million in accounts payable due to the decreased activity in the fourth quarter of 2014 compared to the activity in the fourth quarter of 2013. Cash from operating activities in the year ended December 31, 2013 was due primarily to our achieving net income of $11.4 million and to an increase of $3.1 million in accounts payable reflecting primarily increased purchases of raw materials due to increased activity, as well as $1.6 million in depreciation and amortization and $1.1 million in share-based compensation expense. This was partially offset by an increase of $2.6 million in inventories reflecting our increased activity as well as our strategy of building inventories from certain single source suppliers to partially manage supply risk and an increase of $7.0 million in accounts receivable due to increased sales.

Working capital

Our working capital, which we define as accounts receivable plus inventory less accounts payable, decreased from $29.3 million at December 31, 2014 to $28.2 million at December 31, 2015 due to an increase in accounts payable of $2.1 million, partially offset by an increase in accounts receivable of $0.8 million and an increase in inventories of $0.2 million. Working capital as a percentage of net revenues decreased from 62.2% at December 31, 2014 to 55.9% at December 31, 2015, mainly reflecting a decrease in our inventories conversion period as well as a decrease in our receivables conversion period.

Working capital increased from $20.7 million at December 31, 2013 to $29.3 million at December 31, 2014 due to an increase in inventory of $9.6 million and a decrease in accounts payable of $4.0 million, partially offset by a decrease in accounts receivables of $5.0 million. Working capital as a percentage of net revenues increased from 31.8% at December 31, 2013 to 62.2% at December 31, 2014, mainly reflecting increases in our inventories conversion period as a result of our strategy of building inventories from certain single source suppliers to partially manage supply risk as well as a result of the decreased sales.

Cash flows used in investing activities

We invested the substantial portion of the cash proceeds of our initial public offering of ordinary shares into bank deposits and marketable securities in the year ended December 31, 2014.  Otherwise, the majority of our investment activities have historically been related to the construction and expansion of our manufacturing facilities and the purchase of manufacturing equipment and components for our production lines.

Cash flows used in investing activities in the year ended December 31, 2015 amounted to $0.1 million which reflected primarily our investment of $9.4 million in bank deposits and marketable securities, purchase of property, plant and equipment and intangible assets of $2.9 million (mainly related to the expansion of our manufacturing facility), partially offset by $9.3 million in proceeds from the sale of marketable securities and a decrease of $3.0 million in bank deposits.

Cash flows used in investing activities in the year ended December 31, 2014 amounted to $63.6 million which reflected primarily our investment of $62.5 million, mostly comprised of proceeds from our initial public offering, in bank deposits and marketable securities, purchase of property, plant and equipment and intangible assets of $6.4 million (mainly related to the construction and expansion of our manufacturing facility and the one-time settlement payment to Neptune), partially offset by $5.3 million in proceeds from the sale of marketable securities.

We expect cash used in investing activities to increase significantly when and if we will commence the construction on our new manufacturing facility. While we anticipate that construction of this new facility will require significant capital expenditures, we have not yet started construction of the facility or even entered into contracts relating to the construction and therefore it would not be completed, if we do undertake it, before 2017. The timing and amount of the capital expenditures associated with this project, if we do undertake it, is uncertain.  In addition, cash used in investing activities would increase to the extent that we acquire complementary businesses or assets.

Cash flows provided by (used in) financing activities

Cash provided by financing activities in the year ended December 31, 2015 amounted to $0.5 million that represents the proceeds from exercises of options by employees.

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

We maintain an ongoing program of research and development, or R&D, to substantiate our clinical evidence and to enlarge our technological platform and process capabilities in relation to, among other things, lipid chemistry, enzymatic technology and lipid analysis. The primary aim of our R&D program is to develop improved and more affordable products. We therefore focus on the enhancement of our existing product lines in order to reinforce our competitive strengths and expand the scope of our existing products into new indications. We have a pipeline of several products, including new uses and applications for existing products, in various stages of development. Some of these products address new medical indications or provide new dietary or medical benefits, while others provide different levels/concentrations of active ingredients and offer improved secondary characteristics. In addition to further substantiating the value and efficacy of our existing products, our R&D program also focuses on the development of additional lipid-based products.

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

We invest a significant amount of our resources in R&D as we believe that superior technology is key to maintaining a leading market position. Our R&D expenses were $5.9 million, $6.0 million and $6.1 million in the years ended December 31, 2013, 2014 and 2015, respectively, representing 9.2%, 12.7% and 12.2% of net revenues, respectively.

We may use our R&D platform to seek to penetrate the prescription pharmaceuticals market. For more information regarding our prescription pharmaceuticals, see “Item 4.B. Information on the Company — Business Overview — Government regulation — VAYA Pharma — Prescription drugs.”

InCog is a marine-based lipid composition for use in infant nutrition products that is intended to mimic certain characteristics of human breast milk. Pre-clinical trials of InCog have shown encouraging results, and we are currently considering its position and engaging in additional pre-clinical trials for the purpose of evaluating its efficacy. This ingredient is approved as GRAS by the FDA for marketing in the United States for the general population. We are currently in the process of applying for GRAS certification for infants. We are also in the process of preparing a submission for registration in China and Europe.

We anticipate that InCog will generate incremental revenues, but we do not expect it to be material to our results of operations in the near term.

We currently have several products in our VAYA Pharma segment in various stages of development. These include compositions based on phosphatidylserine (PS) and other lipids known to support cognitive, behavioral and metabolic human functions. We are developing and evaluating these products for the treatment of various cognitive, behavioral, mood or metabolic disorders. None of these products is expected to be individually material to our business in the near term.

Clinical Trials

We generally conduct clinical and pre-clinical studies to support the efficacy and safety of our products and their ingredients and to extend and validate their benefits for human health. Pre-clinical studies allow us to substantiate the safety of our products and obtain preliminarily indications of their pharmacological profile and mechanism of the action. Through January 31, 2016, we had conducted 12 pre-clinical studies, according to the principles of Good Laboratory Practices (GLP) and completed 15 clinical studies, according to the principles of Good Clinical Practices (GCP). As a result, we have developed significant experience in planning, designing, executing, analyzing and publishing clinical studies.

In 2014, we initiated a number of clinical trials, including a clinical trial for a product on managing Autism Spectrum Disorder symptoms, a clinical trial on Vayarin for adults with Attention Deficit Hyperactivity Disorder and a clinical trial on long term efficacy of Vayacog in mild cognitive impairment. These studies continued during 2015 and are scheduled to continue through 2016. In 2014, we also finalized the clinical phase of a clinical study of Vayarol for reducing triglyceride levels in patients with hypertriglyceridemia.

Our R&D team manages our clinical studies and is deeply involved with project planning, trial design, execution, outcome analyses and manuscript submission. During the design, execution and publication of our studies, our R&D team consults with key opinion leaders in the relevant field of research to optimize both design and execution, as well as to strengthen the scientific and academic level of the investigational plan. Our clinical studies have been conducted in collaboration with leading medical and research centers in countries such as Israel, Canada, China and the Netherlands including Meir Medical Center, Israel; Sourasky Medical Center, Israel; Sheba Medical Center, Israel; and McGill University, Canada. For information regarding the clinical validation of our various products, see “Item 4.B. Information on the Company — Business Overview — Our products — Nutrition segment — Clinical validation” and “Item 4.B. Information on the Company — Business Overview — Our products — VAYA Pharma segment — Clinical validation.”

Intellectual property

Our proprietary technology is important to the development, manufacture and sale of our products, and we seek to protect such technology and other intellectual property through a combination of patents, copyrights, trademarks, trade secrets, non-disclosure and confidentiality agreements, licenses, assignments of invention and other contractual arrangements with our employees, consultants, partners, suppliers, customers and others. We rely on our research and development program, clinical trials, production techniques and marketing and distribution programs to advance our products.

As of January 31, 2016, we had been granted approximately 100 patents and had applications for approximately 70 additional patents pending worldwide. Our principal granted patents relate to our technologies arising out of novel formulations, their beneficial uses and processes for the manufacturing thereof, rather than claiming specific molecules or active ingredients.

•
InFat. The patent portfolio for the InFat products includes issued patents and pending applications directed to formulations, manufacturing process and methods of use. Our current and potential customers for InFat include major global nutrition companies with worldwide operations. The majority of manufacturers of infant formula containing InFat are located in Europe, New Zealand and Australia, where we have issued patents. In China, which is our largest end user market for InFat products, we have one issued patent covering a formulation and a process related to InFat and another issued patent covering a use related to InFat. In addition, we have pending applications covering additional uses. In Europe, we have three issued patents: one claiming a formulation which expires in 2024, and two claiming uses of InFat which expire in 2028 and 2031 and are currently under opposition proceedings. We also have other applications related to InFat in Europe. In each of New Zealand and Australia, we have issued patents claiming a manufacturing process for InFat, which expire in 2020 and 2018, respectively. In addition, we have two issued patents in Australia which cover uses related to InFat and expire in 2028 and 2031, and two issued patents in New Zealand which cover uses related to InFat and expire in 2031. While the United States is not currently a major market for InFat, we do believe it presents a growth opportunity for InFat. In the United States, we have one issued patent claiming a manufacturing process, which expires in 2017, and four issued patents claiming methods of use, which expire in 2026, 2027 and 2031. We also have five pending U.S. applications covering particular compositions and uses related to the InFat products. We also have issued patents related to these products in Israel, Mexico, South Korea, India, Canada, Hong Kong, Singapore and Russia, and patent applications pending in various countries around the world.

•
PS Products. The patent portfolio for our PS products (including Sharp PS) includes patents and patent applications directed to formulations, manufacturing processes, and methods of use. In each of the United States and Europe, the two largest markets for our PS products, we own one issued patent covering a formulation related to Sharp PS, which expires in the United States in 2026 and in Europe in 2024. We also have issued counterparts to that patent in Australia, Canada, Japan Hong Kong, Israel and South Korea. In addition, during 2015 we filed an international application under the Patent Cooperation Treaty (“PCT”) with the International Bureau of the World Intellectual Property Organization (“WIPO”) to cover certain PS compositions and processes.

•
Krill Oil Products. During 2015, we filed three international applications under the PCT with the International Bureau of WIPO relating to intellectual property relevant to krill oil formulations, manufacturing processes and methods of use.

•
VAYA Products. The patent portfolio for our various VAYA products (including Vayarol, Vayacog and Vayarin) includes patents and patent applications directed to formulations and methods of use. The United States is currently the largest market for our VAYA products. We have four issued patents in the United States covering formulations or methods of use related to Vayarin, of which three of these patents also cover formulations or uses of Vayacog. None of these patents expires before 2024. We also have two issued U.S. patents covering composition and method of use related to Vayacog, which expire in 2030, and two issued patents covering a formulation of Vayarol and a use related to Vayarol, which expire in 2024 and in 2026, respectively. One or more patents related to one or more of our VAYA products have also been issued in each of Australia, Canada, China, Europe, Hong Kong, India, Israel, Japan, Mexico, New Zealand, the Philippines, Russia and South Korea.

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

In addition to patent protection, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information in attempting to develop and maintain our competitive position.

We also rely on protection available under trademark laws. We currently hold registered trademarks in various jurisdictions for the mark “MSO” and certain other key product names, including “InFat,” “K•REAL,” “Sharp PS,” “Vayarol,” “Vayacog” and “Vayarin.”

We believe that, while our patents provide us with a competitive advantage, our success depends primarily on our marketing, business development, know-how and ongoing research and development efforts. Accordingly, we believe that the expiration of any of our patents, or the failure of any of our patent applications to result in issued patents, would have no more than a short-term adverse effect on our business or financial position. Nevertheless, we are continuously working to generate a new cluster of patents to reinforce our intellectual property position and protect the competitive edge we are creating in the market. In any event, there can be no assurance that our patents or other intellectual property rights will afford us a meaningful competitive advantage.

D.	Trend Information

     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2015 to December 31, 2015 that are reasonable likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

      Except for standard operating leases, we do not engage in any off-balance sheet arrangements, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

F.	Contractual Obligations

Our future contractual cash obligations as of December 31, 2015 in excess of one year are summarized in the following table:

	Total (1)	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in thousands)
Operating lease obligations	$1,620	$802	$708	$110	$-

(1)	Excludes future projected royalty payments of approximately 3%-5% of revenues derived from research and development projects that were funded in part by grants received from the OCS.

In addition, in 2014 we have entered into a 10-year toll manufacturing agreement with respect to one of our products. Under the terms of the agreement, we have committed for minimum purchasing through the entire term of the agreement. In the event that we fail to meet our minimum purchase requirements or otherwise terminate the agreement, we will be required to pay a termination payment which is based on a fixed amount of up to $500,000 reduced by the amount actually purchased before termination.

ITEM 6: Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information for our executive officers and directors as of the date of this annual report. Unless otherwise stated, the address for our directors and executive officers is c/o Enzymotec Ltd., Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emeq 2310001, Israel.

Name	Age	Position(s)
Executive officers
Ariel Katz	57	President and Chief Executive Officer
Oren Bryan	41	Vice President and Chief Financial Officer
Gai Ben-Dror	47	Vice President – Process Development
Shachar Carmi	51	Vice President – Nutrition Division
Robert Crim	58	President and CEO VAYA Pharma USA
Itay Dromi	51	Vice President – Human Resources and Information Systems
Yariv Gratz(6)	51	Vice President – Operations
Yael Richter	41	Vice President – Research and Development
Directors
Steve Dubin (3)(4)	62	Chairman of the Board
Nir Belzer (2)(4)	53	Director
Tamar Howson(4)	67	Director
Holger Liepmann(4)	64	Director
Dov Pekelman (1)(4)	75	Director
Yossi Peled (4)	68	Director
Michal Silverberg (1)(2)(4)(5)	39	Director
Joseph Tenne (1)(2)(3)(4)(5)	60	Director
Imanuel (Mani) Wasserman (3)(4)	49	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our nominating and governance committee.

(4)	Independent director under the rules of the NASDAQ Stock Market.

(5)	External director under the Israeli Companies Law. See “— Board Practices — External directors.”

(6)	Mr. Gratz informed us in January 2016 that he would resign from his position at the Company effective March 3, 2016.

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

Oren Bryan has served as our Vice President and Chief Financial Officer since June 2008. Prior to joining Enzymotec, he served as Chief Financial Officer of MIND C.T.I. Ltd., a global provider of real-time, product-based mediation, billing and customer care solutions for voice, data, video and content service from 2006 to 2008 and Controller of MIND C.T.I. Ltd. from 2005 to 2006. Before working at MIND C.T.I. Ltd., Mr. Bryan served as Controller of both Dor Chemicals Ltd. from 2001 to 2005 and a private software company from 2000 to 2001. Between 1997 and 2000, he was an accountant with Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global. Mr. Bryan is a certified public accountant and holds a B.A. in economics and accounting from Haifa University, Israel.

Gai Ben-Dror has served as our Vice President — Process Development and previously as our Director of Process Development since joining Enzymotec in December 2001. As Director of Process Development, he was responsible for the development and commercialization of all of our products and for the building of our technological and analytical teams. Prior to joining us, Mr. Ben-Dror was a plant and pilot engineer in the Dead Sea Bromine Group of Israel Chemicals Ltd. from 1996 to 2000. Prior to that he worked as a research team leader at Sense-IT Ltd., a hardware development company, and as a project manager at Chimtec Ltd., a water treatment engineering company. He holds a B.Sc. in chemical engineering and an M.B.A. from Ben-Gurion University of the Negev, Beer Sheva, Israel.

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

Robert Crim has served as President and CEO of Vaya Pharma USA since August 2014. Mr. Crim has over 15 years of experience in the global clinical nutrition and medical foods area. Prior to joining Vaya Pharma, from 2010 to 2014, Mr. Crim was an independent consultant focusing on medical nutrition and healthcare clients. From 2004 to 2010, he held positions of increasing responsibility at Danone/Numico, including General Manager of the SHS business and Regional Vice President – North America and Global Business Development as well as serving on the Executive Committee of the Medical Nutrition Division. Prior to that, Mr. Crim held positions at Abbott, including Vice President – Consumer Nutritionals where he was responsible for the Ensure and Glucerna businesses. Mr. Crim has also held positions at Johnson & Johnson and Procter and Gamble. He received his M.B.A. from University of Michigan and his B.A. from Harvard University.

Itay Dromi has served as our Vice President – Human Resources since July 2014. Mr. Dromi has over 20 years of global experience in human resources and organizational management. Prior to joining Enzymotec, Mr. Dromi served from 2010 to 2014 in multiple senior human resources positions at Teva Pharmaceutical, Ltd, including as Vice President – Human Resources TGO Asia Region and as Vice President – Human Resources of the Chemical Division. Mr. Dromi previously held human resources positions at Ultrashape and Delta Galil Industries. Mr. Dromi received his M.B.A from Bar Ilan University and an M.A. in Public Administration from the University of Haifa.

Yariv Gratz has served as our Vice President – Operations since June 2014. Prior to joining Enzymotec, Mr. Gratz served from 2010 to 2014 as Director of Operations at Nilit Ltd. where he was responsible for managing manufacturing facilities in Israel and China including global engineering and projects department and the industrial engineering unit, overseeing a total of 650 employees. Prior to this position, he served as Vice President – Operations for MIS – Israel. From 1992 to 2010, he held positions at Sanmina SCI, EIL – Electrochemical Industries and Gadot Bio Chem. Mr. Gratz received his M.B.A. from Herriot Watt and B.Sc. in Chemical Engineering from The Technion – Israel Institute of Technology.  Mr. Gratz informed us in January 2016 that he would resign from his position at the Company effective March 3, 2016.

Yael Richter has served as our Vice President – Research and Development since October 2015. Previously, she served as our Director of Research and Development and as the head of VAYA Pharma’s research and development team since joining Enzymotec in May 2006. She was also responsible for building VAYA Pharma’s medical affairs team, supporting all the scientific communication and education activities. She holds a bachelor’s degree in Chemistry from the Hebrew University and a PhD in chemistry from Bar-Ilan University, Israel, where she specialized in medicinal chemistry.

Our directors

Steve Dubin has served as Chairman of our board of directors since January 2014 and served as Vice Chairman before that following his appointment as a director in April 2013. Since November 2011, Mr. Dubin has been a Principal in SDA Ventures LLC, a firm primarily focused on assisting emerging growth and middle-market companies, primarily in the health & wellness and nutritional products markets, on matters including corporate development, business acquisition, customer relations, growth strategies and corporate finance. In connection with SDA Ventures, Mr. Dubin acts as an Operating Professional to Paine & Partners, LLC, a global private equity investment firm located in New York, Chicago, and San Francisco, for the purpose of identifying and executing investment opportunities in the global human and animal food and nutritional products industries. From 2006 until its acquisition by Royal DSM N.V. in February 2011, Mr. Dubin served as Chief Executive Officer and a member of the board of directors of Martek Biosciences Corporation. He later served as President of DSM’s Nutritional Lipids Division from February 2011 through October 2011 and as a Senior Advisor to DSM Nutritional Products from November 2011 through October 2012. After joining Martek in 1992 and serving in various management positions, including Chief Financial Officer, Treasurer, Secretary, General Counsel and Senior Vice President, Business Development, he served as President of Martek from 2003 to 2006. From 2000 to 2003, Mr. Dubin co-founded and co-managed a Maryland-based, angel-investing club and was “Of Counsel” to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., a U.S. law firm, during part of 2001 and 2002. Mr. Dubin currently serves as a member of the board of two privately held companies, NeurExpand Brain Center LLC, formerly The Brain Center, LLC (which has ceased its operations as of 2015)  and Alcresta, Inc. During 2011 and 2012, he was a member of the board of directors of Scerene Healthcare, Inc. From March 2013 through March 2014, Mr. Dubin was a director of MyCell Technologies and its subsidiary Oceans Omega LLC. Mr. Dubin holds a bachelor’s degree in accounting from the University of Maryland and a Juris Doctor degree from the National Law Center at George Washington University. He is a certified public accountant and a member of the Maryland Bar.

Nir Belzer has served as a director of Enzymotec since January 2007. Mr. Belzer is a co-founder of Aquagro Fund L.P., one of Israel’s first funds to focus on clean technologies, and has served as its Managing Partner since 2007. In addition, he is a co-founder of the Millennium Materials Technologies funds, which was previously a major shareholder of ours, and has served as Managing Partner of Millennium Materials Technologies funds since 1998. Mr. Belzer has 20 years of extensive experience in venture capital management, including fund management in Israel’s IDB Group. From 1995 to 1997, Mr. Belzer worked in the Israeli high tech industry, at Globes, a leading Israeli financial newspaper, as a Marketing Manager, and at Israel Aerospace Industries Ltd., as an avionics engineer for the Lavi project. Mr. Belzer was appointed as a director pursuant to Millennium Materials Technologies’ appointment rights under our articles of association in effect prior to our initial public offering. He holds a bachelor’s degree in mathematics, computer science and avionics and an M.B.A. from Tel Aviv University. Mr. Belzer was re-elected as director in 2015.

Tamar Howson has served as a director of Enzymotec since July 2015. Ms. Howson has served as a corporate business development and strategy consultant to biopharmaceutical companies since 2011. From 2009 to 2011, she worked for JSB-Partners, a transaction advisory firm, providing business development support to life sciences companies. From 2007 to 2008, Ms. Howson served as Executive Vice President, Corporate Business Development at Lexicon Pharmaceuticals. From 2001 to 2007, Ms. Howson held the position of Senior Vice President, Corporate and Business Development at Bristol-Myers Squibb. Ms. Howson currently serves on the Board of Directors of publicly traded Organovo, Inc. (NYSE: ONVO), OXiGENE, Inc. (NASD: OXGN) and Cynapsus (TSE: CTH), Inc. In the past, Ms. Howson served as a director of Actavis plc, Idenix Pharmaceuticals Inc., Warner Chilcott plc, Soligenix, Inc. and Cardax, Inc., all of which are publicly traded. In addition, Ms. Howson serves as a director of the International Partnership for Microbicides, a non-profit product development partnership. She has also served on the boards of Aradigm, S*BIO, Ariad Pharmaceuticals, SkyePharma, NPS Pharma, Targacept and HBA. Ms. Howson holds a bachelor’s degree in Chemical Engineering from the Technion, Israel, an M.S. from the City University of New York and an M.B.A. from Columbia University.

Holger Liepmann has served as a director of Enzymotec since February 2015. He served in various positions with Abbott Laboratories from 1986 until his retirement in 2011.  From 2006 to 2011, Mr. Liepmann served as executive vice president, Nutritional Products of Abbott Laboratories.   In this capacity he was responsible for all aspects of Abbott Laboratories’ global nutritional business, including R&D, manufacturing, supply chain and commercial operations, and reported to Abbott’s CEO.   Previously, he served as executive vice president, Pharmaceutical Products Group, senior vice president, Abbott International, the commercial operations for Abbott's international pharmaceutical business, and vice president Japan Operations. He enjoyed an international career with postings in Japan, Spain, Puerto Rico, Germany and the United States. Prior to joining Abbott, Mr. Liepmann worked for Bayer AG in a variety of capacities between 1975 and 1986, both in the US and in Germany. Mr. Liepmann earned a bachelor’s degree from Dartmouth College and a master’s degree in business administration from Stanford University. He currently sits on the boards of Altan Pharma Ltd., which he co-founded, and Desert Research Institute Foundation and SmartTots, two non-governmental organizations.

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

Michal Silverberg has served as a director of Enzymotec since September 2013. In 2014 Ms. Silverberg became a Senior Director for TVI (Takeda Ventures Inc). Since 2007, Ms. Silverberg has worked in various positions in Novo Nordisk  A/S, a global healthcare company headquartered in Denmark with shares listed on the Copenhagen and New York Stock Exchanges. Since 2010, she has served as Senior Director, New Product Commercialization & Business Development for the BioPharm unit. Prior to joining Novo Nordisk, Ms. Silverberg held various positions in a biotech company, an investment group and the Office of the Chief Scientist of Israel (Technological Incubators). Ms. Silverberg holds a B.A. in Economics and Business Management from Haifa University, Israel, an M.B.A. from Tel Aviv University, and an M.A. in Biotechnology from Columbia University.

Joseph Tenne has served as a director of Enzymotec since September 2013. Mr. Tenne is the Vice President of Finance of Itamar Medical Ltd. (TASE: ITMR), an Israeli company engaged in the medical devices business. From March 2005 until April 2013, Mr. Tenne served as the Chief Financial Officer of Ormat Technologies, Inc. (NYSE: ORA), which is engaged in the geothermal and recovered energy business. From January 2006 until April 2013, Mr. Tenne also served as the Chief Financial Officer of Ormat Industries Ltd., an Israeli holding company which was listed on the Tel Aviv Stock Exchange and was the parent company of Ormat Technologies, Inc. From 2003 to 2005, Mr. Tenne was the Chief Financial Officer of Treofan Germany GmbH & Co. KG, a German company, which is engaged in the development, production and marketing of oriented polypropylene films, which are mainly used in the food packaging industry. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited (PwC Israel). Mr. Tenne serves as a director of AudioCodes Ltd. (NASD/TASE: AUDC) and Ratio Oil Exploration (Finance) Ltd. (TASE: RATI.L), both Israeli companies, and an external director of Orbotech Ltd. (NASD: ORBK) and MIND C.T.I. Ltd. (NASD: MNDO), also Israeli companies. Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

Dr. Imanuel (Mani) Wasserman has served as a director of Enzymotec since October 2011. Dr. Wasserman is a co-founder of Beresheit General Partner Ltd., the general partner of Manof I funds, a NIS 2 billion Israeli fund, and has served as its managing partner since its inception in 2009. Previously, he was a co-founder and managing director of Magna Capital Ltd., an Israeli strategy and M&A consulting firm, from 2000 to 2009. In addition, Dr. Wasserman worked as a lawyer, from 1992 to 1994 and from 1997 to 1999, with Zellermayer Pelossof and Co., an Israeli law firm. From 1995 to 1996, he was a foreign lawyer at Fried, Frank, Harris, Shriver and Jacobson, a U.S. law firm. Dr. Wasserman is the chairman of Zohar Dalia, an Israeli manufacturer of cleaning products and raw materials. He currently serves as a director for the following companies: Beresheit General Partner Ltd., Galam Ltd., Cargal Ltd., Plasto-sac Ltd. (TASE: PLST), Controp Ltd., Aeronautics Ltd. and Liberty Properties Ltd. Dr. Wasserman holds a bachelor’s degree in industrial engineering, an LLB, an LLM and a doctorate in law, all from Tel Aviv University. Dr. Wasserman was appointed as a director pursuant to Galam’s appointment rights under our articles of association in effect prior to our initial public offering.  Mr. Wasserman was re-elected as director in 2015.

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

Compensation of executive officers and directors

The aggregate compensation paid and share-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2015 was $3.0 million. This amount includes approximately $0.2 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of December 31, 2015, options to purchase 991,224 ordinary shares granted to our current directors and executive officers were outstanding under our equity incentive plans at a weighted average exercise price of $5.62 per share. In addition, as of December 31, 2015, 193,995 restricted share units and 117,028 restricted shares were granted to our current directors and executive officers of which 17,944 restricted share units and 39,032 restricted shares were vested. We do not have any written agreements with any director providing for benefits upon the termination of such director’s relationship with our company or our subsidiaries.

        As of December 31, 2015, 132,476 ordinary shares remained available for grant under our share incentive plans.

Summary Compensation Table

The table below reflects the compensation paid to or earned by our five most highly compensated office holders during or with respect to the year ended December 31, 2015.  All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2015.

Name and Position	Salary Cost (1)	Bonus (2)	Share-Based Compensation(3)	All Other Compensation(4)	Directors’ Fees	Total
	(in thousands) (5)
Steve Dubin Chairman of the Board			$412		$120	$532
Ariel Katz President and CEO	$277	$90	$103	$40		$510
Rob Crim President and CEO of Vaya Pharma USA	$214	$83	$83	$18		$398
Oren Bryan Vice President and CFO	$172	$55	$62	$20		$309
Gai Ben Dror Vice President – Process Development	$152	$39	$41	$27		$259

(1)
Represents the office holder’s gross salary plus payment of mandatory social benefits made by the Company on behalf of such office holder. Such benefits may include, to the extent applicable to the office holder, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, and risk insurance (e.g., life, or work disability insurance), health insurance convalescence pay and social security payments.

(2)
Represents the amount recognized in our financial statements with respect to the year ended December 31, 2015 for bonuses to such office holder. The bonus for Ariel Katz is subject to approval by our shareholders.

(3)
Represents grant date fair value computed in accordance with accounting guidance for equity-based compensation.  For a discussion of the assumptions used in reaching this valuation, see Note 9 of the notes to our consolidated Financial Statements included elsewhere in this annual report.

(4)
Represents other benefits provided to such office holder, which include (i) car expenses, including lease costs, gas and maintenance, provided to the office holder, (ii) unused vacation accruals and redemption, and (iii) accruals for severance pay.

(5)
Some of the amounts were translated from NIS into dollars using the average exchange rate during the year ended December 31, 2015 of NIS 3.884 = $ 1.00, based on the daily representative rate of exchange between the NIS and the dollar reported by the Bank of Israel.

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

 The following table presents certain data for our 2003 Plan and 2013 Plan as at December 31, 2015.

			Grants of restricted shares		Grants of restricted shares units (RSU)		Grants of share options
Plan	Shares available for future grants		Number of vested shares	Number of unvested shares	Number of vested RSUs	Number of unvested RSUs	Aggregate number exercised	Aggregate number outstanding	Weighted average exercise price of outstanding options
2003 Plan	—		—	—	—	—	2,169,067	860,124	$2.81
2013 Plan	132,476	(1)	87,584	77,996	60,344	333,274	-	812,560	$11.17

______________________
(1)
As of January 1, 2016, the reserved pool under the 2013 Plan increased to 586,843 shares pursuant to the provisions of the 2013 Plan.

Between January 1, 2016 and February 29, 2016, we granted additional 378,309 options and 189,177 restricted share units to our employees and officers.

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

Under our articles of association, our board of directors must consist of at least seven and not more than 11 directors, including at least two external directors required to be appointed under the Israeli Companies Law. At any time, the minimum number of directors (other than external directors) may not fall below five. Our board of directors currently consists of nine directors, including our two external directors. Other than our external directors, for whom special election requirements apply under the Israeli Companies Law, as detailed below, our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless they are removed by a vote of 65% of the voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Israeli Companies Law and our articles of association.

 Our directors are divided among the three classes as follows:

•	the Class I directors are Holger Liepmann and Yossi Peled, and their terms will expire at the annual general meeting of shareholders to be held in 2017;

•	the Class II directors are Nir Belzer, Tamar Howson and Immanuel (Mani) Wasserman, and their terms will expire at the annual general meeting of shareholders to be held in 2018; and

•	the Class III directors are Steve Dubin and Dov Pekelman, and their terms will expire at the annual general meeting of shareholders to be held in 2016.

In addition, our articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors, for a term of office equal to the remaining period of the term of office of the director(s) whose office(s) have been vacated. External directors are elected for an initial term of three years and may be elected for additional three-year terms under the circumstances described below. External directors may be removed from office only under the limited circumstances set forth in the Israeli Companies Law. See “— External directors” below.

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

According to the Israeli Companies Law and the regulations promulgated thereunder, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below); provided that, at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Exchange Act; (ii) meets the standards of the NASDAQ rules for membership on the audit committee; and (iii) has accounting and financial expertise as defined under Israeli Companies Law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications.

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

NASDAQ Listing Requirements

Under the NASDAQ rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Each of the members of our audit committee is an independent director in accordance with Rule 10A-3(b)(1) under the Exchange Act and satisfies the independent director requirements under the NASDAQ rules.  All members of our audit committee meet the requirements for financial literacy under the NASDAQ rules. Our board of directors has determined that Joseph Tenne meets the requirements of an audit committee financial expert as defined by the SEC rules.

Audit Committee Role

Our board of directors has adopted an audit committee charter that sets forth the responsibilities of the audit committee consistent with the rules and regulations of the SEC and the NASDAQ rules, as well as the requirements for such committee under the Israeli Companies Law, including the following:

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

Compensation Committee and Compensation Policy

Our compensation committee consists of Joseph Tenne, chairman, and Michal Silverberg and Nir Belzer, each of whom is independent under NASDAQ rules.

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

Nominating and Governance Committee

Our nominating and governance committee consists of Imanuel (Mani) Wasserman, chairman, Steve Dubin and Joseph Tenne. Our board of directors has adopted a nominating and governance committee charter that sets forth the responsibilities of the nominating and governance committee, which include:

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

The total number of our full-time employees and the distribution of our employees (i) geographically; and (ii) according to main area of activity, as of the end of each of the last three years, are set forth in the following two tables, respectively:

	Number of full-time employees by region as of December 31,
	2013	2014	2015
Region
Israel	126	136	136
United States	30	31	48
China	2	2	4
Singapore	-	-	5
Germany	-	-	1
Australia	-	1	1
Total	158	170	195

	Number of full-time employees by area of activity as of December 31,
	2013	2014	2015
Area of Activity
Management and administrative	26	28	31
Research and development	29	34	27
Operations and manufacture	49	52	51
Sales and marketing	43	45	75
Quality	11	11	11
Total	158	170	195

During the periods covered by the above tables, we did not employ a significant number of temporary employees.

Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination, payments to the National Insurance Institute, and other conditions of employment and include equal opportunity and anti-discrimination laws. While none of our employees is party to any collective bargaining agreements, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees in Israel by order of the Israeli Ministry of Economy and Industry. These provisions primarily concern pension fund benefits for all employees, insurance for work-related accidents, recuperation pay and travel expenses. We generally provide our employees with benefits and working conditions beyond the required minimums.

We have never experienced any employment-related work stoppages or actions and believe our relationships with our employees are good.

E.	Share Ownership

For information regarding the share ownership of our directors and executive officers, please refer to “Item 6.B. Directors, Senior Management and Employees—Compensation—Option plans” and “Item 7.A. Major Shareholders and Related Party Transactions—
Major Shareholders.”

Our directors and executive officers held, in the aggregate, as of February 29, 2016, options exercisable for 991,224 ordinary shares, which have a weighted average exercise price of $5.62 per share and have expiration dates generally ten years after the grant date of the option.  In addition, as of February 29, 2016, our directors and executive officers held, in the aggregate, 193,995 restricted share units and 117,028 restricted shares.

ITEM 7: Major Shareholders and Related Party Transactions

A.	Major Shareholders

    The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 29, 2016:

•	each person or entity known by us to own beneficially more than 5% of our outstanding ordinary shares;

•	each of our executive officers and directors individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of February 29, 2016 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 22,748,358 ordinary shares outstanding as of February 29, 2016.

      All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See “Item 10.B. Memorandum and Articles of Association—Voting rights and conversion.” None of our principal shareholders or our directors and executive officers have different or special voting rights with respect to their ordinary shares. Unless otherwise noted below, each shareholder’s address is c/o Enzymotec Ltd., Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emeq 2310001, Israel.

Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Principal Shareholders
Galam Ltd.(1)	4,623,232	20.3%
Paulson & Co. Inc. (2)	4,238,275	18.6%
Visium Balanced Master Fund, Ltd. (3)	2,200,000	9.7%
Tiger Partners Trading LLC (4)	1,162,845	5.1%

Directors and officers
Steve Dubin	*	*
Nir Belzer(5)	224,677	1.0%
Tamar Howson	—	—
Holger Liepmann	—	—
Dov Pekelman	*	*
Yossi Peled	*	*
Michal Silverberg	*	*
Joseph Tenne	*	*
Imanuel (Mani) Wasserman	*	*
Ariel Katz(6)	462,146	2.0%
Oren Bryan	*	*
Gai Ben-Dror	*	*
Yael Richter	*	*
Shahar Carmi	*	*
Robert Crim	*	*
Itay Dromi	*	*
Yariv Gratz	*	*
All directors and executive officers as a group (17 persons)(7)	1,254,205	5.4%
 ____________
*	Less than 1% of our outstanding ordinary shares.

(1)
Based on a Schedule 13G filed  on February 12, 2015 by Galam Ltd., includes 3,318,856 ordinary shares held by Galam Management and Marketing Agricultural Cooperative Society Ltd. (“Galam M&M”) and 1,304,376 ordinary shares held by Galam Ltd., its wholly-owned subsidiary. The management boards of the two entities are comprised of the same people and hold voting and dispositive power over the shares held by the two entities. As such, the members of the boards may be deemed to be the beneficial owners of those shares. There are 13 members of the management boards, two of which, Imanuel (Mani) Wasserman and Yossi Peled, are also members of our board of directors. A majority of the shares of Galam M&M are held by Ochmanit the Economic Union for Ma’anit Agricultural Cooperative Society Ltd. (“Ochmanit”). Ochmanit is wholly-owned by Kibbutz Ma’anit and its members with 51% of the voting rights held by Kibbutz Ma’anit. A majority of the members of the management boards of Galam M&M and Galam Ltd. are appointed by Ochmanit, in part based on candidates nominated by a vote of the members of Kibbutz Ma’anit.  Established in 1935, Kibbutz Ma’anit is a communal society, referred to in Hebrew as a “kibbutz,” with approximately 180 members located near Pardes-Hanna between Tel Aviv and Haifa. The Kibbutz is engaged in a number of economic activities, including agriculture and industrial operations, and holds its assets on a communal basis. No members of Kibbutz Ma’anit are employed by us. The address of this shareholder is Kibbutz Ma’anit, 3785500, Israel.

(2)
Based on a Schedule 13G/A filed on February 17, 2015 by Paulson & Co. Inc., includes 4,238,275 ordinary shares held by Paulson & Co. Inc. (“Paulson”), an investment advisor that is registered under Section 203 of the Investment Advisers Act of 1940.  In its role as investment advisor, or manager, Paulson possesses voting and/or investment power over our shares that are owned by various onshore and offshore investment funds and separate managed accounts (the “Funds”).  All securities reported above are owned by the Funds.  The address of this shareholder is 1251 Avenue of the Americas, New York, NY 10020.

(3)
Based on a Schedule 13G/A filed on February 12, 2016 by Visium Balanced Master Fund, Ltd., includes 2,200,000 ordinary shares held by Visium Balanced Master Fund, Ltd., a Cayman Islands corporation (“VBMF”). Visium Asset Management, LP, a Delaware limited partnership (“VAM”) is an investment manager of the pooled assets of VBMF and as such may be deemed to beneficially own the ordinary shares beneficially owned by VBMF.  JG Asset, LLC, a Delaware limited liability company (“JG Asset”), is the General Partner of VAM and as such may be deemed to beneficially own the ordinary shares beneficially owned by VAM.  Jacob Gottlieb, a natural person, is the Managing Member of JG Asset and as such may be deemed to beneficially own the ordinary shares beneficially owned by JG Asset. This shareholder’s principal business office is c/o Visium Asset Management, LP, 888 Seventh Avenue, New York, NY 10019.

(4)
 Based on a Schedule 13G filed on December 4, 2015 by Tiger Partners Trading LLC, a Delaware limited liability company, Tiger Partners, L.P., a Delaware limited partnership, Tiger Partners GP, L.L.C., a Delaware limited liability company, Tiger Management L.L.C., a Delaware limited liability company, The Julian H. Robertson, Jr. Revocable Trust, which is formed under Delaware law, and Julian H. Robertson, Jr., a natural person, includes 1,162,845 shares held by Tiger Partners Trading LLC.  The address of this shareholder is 101 Park Avenue New York, NY 10178.

(5)
Consists of 8,000 shares held by Mr. Belzer in “street name.” Also consists of 197,374 shares held of record by M-4 Management L.P., or M-4 and 19,303 shares issuable upon the exercise of options held by Mr. Belzer. The general partner of MMT is Millennium Materials II Fund Management Company Ltd., or MMC2. Mr. Belzer is one of four persons that controls MMC2 and, as such, he may be deemed to share beneficial ownership over our shares held by MMT. Mr. Belzer controls the general partner of M-4 and therefore beneficially owns the shares held by M-4. Mr. Belzer’s address is 6 Koifman Street, Floor 14, Tel Aviv 68012, Israel.

(6)	Consists of 131,146 shares held by a trustee on behalf of Dr. Katz and 331,000 shares issuable upon the exercise of options.

(7)
Consists of (i) 586,238 ordinary shares (including 39,032 restricted shares that become vested as of March 31, 2016 and 38,964 restricted shares that remain subject to vesting conditions) and (ii) 667,967 shares issuable upon the exercise of options that have vested or will become vested within 60 days of February 29, 2016 and remain outstanding. Please see footnotes (5) and (6) above for further information concerning the composition of the shares beneficially owned by our executive officers and directors.

Significant Changes in Ownership of Major Shareholders

Following our initial public offering on September 26, 2013, Galam Ltd. and its affiliates beneficially owned 6,521,880, or 31.3%, of our issued and outstanding ordinary shares.  On February 12, 2015, Galam Ltd. filed a Schedule 13G stating that as of December 31, 2014 it beneficially owned 4,623,232, or 20.6%, of our issued and outstanding ordinary shares, as a result of a public offering of our ordinary shares by certain selling shareholders on March 5, 2014.

Following our initial public offering on September 26, 2013, XT Hi-Tech Investments (1992) Ltd. beneficially owned 3,068,704, or 14.7%, of our issued and outstanding ordinary shares.  Following a public offering of our ordinary shares by certain selling shareholders on March 5, 2014, XT Hi-Tech Investments (1992) Ltd. beneficially owned 1,889,915, or 8.4%, of our issued and outstanding ordinary shares.  On February 9, 2016, XT Hi-Tech Investments (1992) Ltd. filed a Schedule 13G/A stating that, as of December 31, 2015, it no longer beneficially owned more than 5% of our issued and outstanding ordinary shares.

On February 14, 2014, Paulson & Co. filed a Schedule 13G stating that it beneficially owned 1,733,030 ordinary shares, or 8.3% of our issued and outstanding ordinary shares.  On March 10, 2014, Paulson & Co. filed a Schedule 13G/A stating that it beneficially owned 4,177,830, or 19.24%, of our issued and outstanding ordinary shares.  On February 17, 2015, Paulson & Co. filed a Schedule 13G/A stating that, as of December 31, 2014, it beneficially owned 4,238,275, or 18.8%, of our issued and outstanding ordinary shares.

On March 10, 2014, VBMF filed a Schedule 13G with the SEC stating that it beneficially owned 1,140,000 ordinary shares, or 5.2% of our issued and outstanding ordinary shares.  On February 12, 2015, VBMF filed a Schedule 13G/A with the SEC stating that, as of December 31, 2014 it beneficially owned 2,125,000 ordinary shares, which is 9.4% of our issued and outstanding ordinary shares.

Record Holders

As of February 29, 2016, we had four holders of record of our ordinary shares in the United States including Cede & Co., the nominee of The Depository Trust Company. These shareholders held, in the aggregate, 17,541,158 ordinary shares, representing 77.1% of the outstanding ordinary shares as of February 29, 2016. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

B.	Related Party Transactions

Investors’ Rights Agreement

Pursuant to our Amended and Restated Investors’ Rights Agreement (the “Investors’ Rights Agreement”), dated as of September 22, 2013, certain of our shareholders hold registration rights as described below.

Demand registration rights

Subject to the terms of the any lock-up agreements entered into by parties to the Investors’ Rights Agreement, at the request of the holders of a majority of the then -outstanding ordinary shares that are registrable pursuant to the Investors’ Rights Agreement, we must register any or all of these shareholders’ ordinary shares as follows:

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

Such registration must also include any additional registrable securities requested to be included in such registration by any other holders of registrable ordinary shares who are party to the Investors’ Rights Agreement or entitled thereunder. In March 2014, we effected one registration of ordinary shares held by shareholders party to our Investors’ Rights Agreement with an offering price exceeding $5.0 million, using a registration statement on Form F-1.

Our obligation to effect a registration is subject to certain qualifications and limitations, including (i) our right to postpone a registration during the period that is 60 days (30 days in the case that we use a registration statement on Form F-3) before our good faith estimate of the date of filing of, and ending on the date 180 days (90 days in the case that we use a registration statement on Form F-3) after the effective date of, a registration statement initiated by us; (ii) our right to postpone a registration no more than once in any 12 -month period for a period of up to 90 days in the event of our furnishing a certificate signed by the Chairman of our board of directors that states that in the good faith judgment of our board of directors, it would be materially detrimental to us or our shareholders for such registration statement to either become effective or remain effective, because such action would (a) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving us; (b) require premature disclosure of material information that we have a bona fide business purpose for preserving as confidential; or (c) render us unable to comply with requirements under the Securities Act or Exchange Act; and (iii) our right not to effect a registration using a registration statement on Form F-1 if the initiating holders propose to dispose of shares that may be immediately registered pursuant to a previously -requested registration using a statement on Form F- 3.

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

Legal Proceedings

         We are party to ongoing litigation in the ordinary course of business and other legal proceedings. For a discussion of these matters, see “commitments and contingencies” included in Note 8 to our consolidated Financial Statements included elsewhere in this annual report.

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

         No significant changes have occurred since December 31, 2015, except as otherwise disclosed in this annual report.

ITEM 9: The Offer and Listing

A.	Offer and Listing Details

Our ordinary shares began trading publicly on the NASDAQ Global Select Market on September 27, 2013 under the symbol “ENZY.” The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by the NASDAQ Global Select Market.

Period	High	Low
Annual
Year ended December 31, 2015	$10.83	$5.38
Year ended December 31, 2014	$30.40	$6.34
Year ended December 31, 2013	$35.12	$14.25
Quarterly
First Quarter 2016 (through February 29, 2016)	$10.00	$6.60
Fourth Quarter 2015	$10.32	$8.00
Third Quarter 2015	$10.70	$7.17
Second Quarter 2015	$10.83	$6.85
First Quarter 2015	$8.40	$5.38
Fourth Quarter 2014	$8.75	$6.34
Third Quarter 2014	$15.40	$6.62
Second Quarter 2014	$22.39	$12.10
First Quarter 2014	$30.40	$20.52
Most Recent Six Months
February 2016 (through February 29, 2016)	$10.00	$6.60
January 2016	$10.00	$8.02
December 2015	$10.32	$9.25
November 2015	$10.19	$8.23
October 2015	$9.67	$8.00
September 2015	$10.70	$8.50

The closing sale price of our ordinary shares, as reported by the NASDAQ Global Select Market, on February 29, 2016, was $8.02 per ordinary share.

B.	Plan of Distribution Not applicable.

C.	Markets See “— Offer and Listing Details” above.

D.	Selling Shareholders Not applicable.

E.	Dilution Not applicable.

F.	Expenses of the Issue Not applicable.

ITEM 10: Additional Information

A.	Share Capital Not applicable.

B.	Memorandum of Association and Articles of Association

General

As of February 29, 2016, our authorized share capital consists of 100,000,000 ordinary shares, par value NIS 0.01 per share.

All of our outstanding ordinary shares will be validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

Registration number and purposes of the company

Our registration number with the Israeli Registrar of Companies is 51-260924-9. As set forth in Article 3 of our articles of association, our purpose is to engage in any lawful activity.

Voting rights and conversion

All ordinary shares will have identical voting and other rights in all respects.

Transfer of shares

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

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

Under our articles of association, our board of directors must consist of not less than five but no more than nine directors, not including two external directors as required by the Israeli Companies Law. Pursuant to our amended articles of association, other than the external directors, for whom special election requirements apply under the Israeli Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares, participating and voting at the relevant meeting. In addition, our directors, other than the external directors, are divided into three classes that are each elected at a general meeting of our shareholders every three years, in a staggered fashion (such that one class is elected each year), and serve on our board of directors until they are removed by a vote of 65% of the voting power of our shareholders at a general or extraordinary meeting of our shareholders or upon the occurrence of certain events, in accordance with the Israeli Companies Law and our articles of association. In addition, our articles of association allow our board of directors to appoint directors to fill vacancies on the board of directors to serve for a term of office equal to the remaining period of the term of office of the directors(s) whose office(s) have been vacated. External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Israeli Companies Law. See “Item 6.C. Directors, Senior Management and Employees — Board Practices — External directors.

Dividend and liquidation rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Israeli Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our articles of association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

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

Shareholder meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our articles of association as extraordinary general meetings. Our board of directors may call extraordinary general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Israeli Companies Law provides that our board of directors is required to convene an extraordinary general meeting upon the written request of (i) any two of our directors or one-quarter of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% of our outstanding voting power or (b) 5% or more of our outstanding voting power.

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

The Israeli Companies Law and our articles of association require that a notice of any annual general meeting or extraordinary general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Under the Israeli Companies Law and under our articles of association, shareholders are not permitted to take action via written consent in lieu of a meeting.

Voting rights

Quorum requirements

Pursuant to our articles of association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. As a foreign private issuer, the quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least 25% of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time or date if so specified in the notice of the meeting. At the reconvened meeting, any two or more shareholders present in person or by proxy shall constitute a lawful quorum.

Vote requirements

Our articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Israeli Companies Law or by our articles of association. Under the Israeli Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder; (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary) requires, the approval described above under “Item 6.C. Directors, Senior Management and Employees — Board Practices — Approval of related party transactions under Israeli law — Fiduciary duties of directors and executive officers — Disclosure of personal interests of controlling shareholders and approval of certain transactions” and (iii) approval of certain compensation-related matters requires the approval described above under “Item 6.C. Directors, Senior Management and Employees — Board Practices —Board Committees—Compensation Committee and Compensation Policy.” Under our articles of association, the alteration of the rights, privileges, preferences or obligations of any class of our shares requires a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting. Our articles of association also require that the removal of any director from office (other than our external directors) or the amendment of the provisions of our articles of association relating to our staggered board requires the vote of 65% of the voting power of our shareholders. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Israeli Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by voting deed and voting on the resolution.

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

Modification of class rights
Under the Israeli Companies Law and our articles of association, the rights attached to any class of share, such as voting, liquidation and dividend rights, may be amended by adoption of a resolution by the holders of a majority of the shares of that class present at a separate class meeting, or otherwise in accordance with the rights attached to such class of shares, as set forth in our amended articles of association.

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

Anti-takeover measures under Israeli law

The Israeli Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. Currently, no preferred shares are authorized under our amended articles of association. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our articles of association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Israeli Companies Law as described above in “— Voting rights.”

Borrowing powers

Pursuant to the Israeli Companies Law and our articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our amended articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

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

C.	Material Contracts

 Summaries of the following material contracts and amendments to these contracts are included in this annual report in the places indicated:

Material Contract	Location in This Annual Report
Amended and Restated Investors’ Rights Agreement, dated September 22, 2013, between us and the parties thereto	“Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transaction—Investors’ Rights Agreement.”
Agreements and arrangements with, and compensation of, directors and executive officers	“Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transaction—Agreements and arrangements with, and compensation of, directors and executive officers.”
Shareholders’ Agreement, dated June 14, 2007, between Enzymotec Ltd. and AarhusKarlshamn AB (publ) regarding the joint venture company Advanced Lipids AB	“Item 4.B. Information on the Company—B. Business Overview—Joint Venture with AAK.”
Agreement, dated September 17, 2009, between us and the Israel Land Administration regarding our facility at the Sagi 2000 Industrial Area, Migdal Ha’Emeq, Israel and Addendum thereto dated August 14, 2013
“Item 4.D. Information on the Company—D. Property, Plants and Equipment.”

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

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income.  As of 2016, the corporate tax rate is 25% (in 2014 and 2015 the corporate tax rate was 26.5%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to tax at the prevailing corporate tax rate.

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

The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel, which was incorporated in Israel and of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following tax benefits, among others, are available to Industrial Companies:

•
deduction of the cost of purchased know-how and patents and rights to use a patent and know-how which are used for the development or promotion  of the Industrial Enterprise, over an eight-year period commencing in the year in which such rights were first exercised;

•	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies controlled by it; and

•	expenses related to a public offering are deductible in equal amounts over three years.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

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

The Investment Law was significantly amended effective April 1, 2005, or the 2005 Amendment, and further amended as of January 1, 2011, or the 2011 Amendment. Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. We have examined the possible effect, if any, of these provisions of the 2011 Amendment on our financial statements and have decided, at this time, not to opt to apply the new benefits under the 2011 Amendment.

Tax benefits prior to the 2005 Amendment

An investment program that is implemented in accordance with the provisions of the Investment Law prior to the 2005 Amendment, referred to as an “Approved Enterprise,” is entitled to certain benefits. A company that wished to receive benefits as an Approved Enterprise must have received approval from the Investment Center of the Israeli Ministry of Economy and Industry, or the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment, including source of funds, and by the physical characteristics of the facility or the asset.

In general, an Approved Enterprise is entitled to receive a grant from the Government of Israel or an alternative package of tax benefits, known as the alternative benefits track. Under the alternative benefits track, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location within Israel of the Approved Enterprise, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as detailed below. The benefits commence on the date in which that taxable income is first earned. If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits available under any certificate of approval relate only to taxable income attributable to the specific specific program and are contingent upon meeting the criteria set out in the certificate of approval. Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits. The entitlement to the above benefits is subject to fulfillment of certain conditions, according to the law and related regulations.

In addition, a company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company (“FIC”), which is a company with a level of foreign investment, as defined in the Investment Law, of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether a company qualifies as an FIC is made on an annual basis.  An FIC that has an Approved Enterprise program will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefits period may be up to ten years) and for further tax benefits if the level of foreign investment is 49% or more. If a company that has an Approved Enterprise program is a wholly owned subsidiary of another company, then the percentage of foreign investments is determined based on the percentage of foreign investment in the parent company.

The corporate tax rates and related levels of foreign investments with respect to an FIC that has an Approved Enterprise program are set forth in the following table:

Percentage of non-Israeli ownership	Corporate Tax Rate
Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

If a company elects the alternative benefits track and distributes a dividend out of income derived by its Approved Enterprise during the tax exemption period it will be subject to corporate tax in respect of the amount of the distributed dividend (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have been applicable if such income had not been tax-exempted under the alternative benefits track. This rate generally ranges from 10% to 25%, depending on the level of foreign investment in the company in each year, as explained above. In addition, dividends paid out of income attributed to an Approved Enterprise (or out of dividends received from a company whose income is attributed to an Approved Enterprise) are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to twelve years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at the lower rate under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). In the case of an FIC, the twelve year limitation on reduced withholding tax on dividends does not apply.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an Approved Enterprise program during the first five years in which the equipment is used. This benefit is an incentive granted by the Israeli government regardless of whether the alternative benefits program is elected.

The benefits available to an Approved Enterprise are subject to the continued fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval, as described above. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest, or other monetary penalty.

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

Tax benefits subsequent to the 2005 Amendment

The 2005 Amendment applies to new investment programs commencing after 2004, but does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise.

An enterprise that qualifies under the new provisions is referred to as a “Benefited Enterprise,” rather than “Approved Enterprise”. The 2005 Amendment provides that a certificate of approval from the Investment Center will only be necessary for receiving cash grants. As a result, it was no longer necessary for a company to obtain the advance approval of the Investment Center in order to receive the tax benefits previously available under the alternative benefits track. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment.

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities) which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 14 million in 2012 (such export criteria will further be increased in the future by 1.4% per annum). In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets certain conditions set forth in the amendment for tax benefits, including exceeding a minimum investment amount specified in the Investment Law. Such investment entitles a company to “Benefited Enterprise” status with respect to the investment, and may be made over a period of no more than three years from the end of the year in which the company chose to have the tax benefits apply to its Benefited Enterprise. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a Benefited Enterprise must exceed a certain percentage of the value of the company’s production assets before the expansion.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise depends on, among other things, the geographic location in Israel of the Benefited Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income generated by the Benefited Enterprise for a period of between two to ten years, depending on the geographic location of the Benefited Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as explained above. The benefits period is limited to 12 or 14 years from the year the company first chose to have the tax benefits apply, depending on the location of the company.

 A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable. Dividends paid out of income attributed to a Benefited Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). The reduced rate of 15% is limited to dividends and distributions out of income attributed to a Benefited Enterprise during the benefits period and actually paid at any time up to 12 years thereafter except with respect to an FIC, in which case the 12-year limit does not apply.

The benefits available to a Benefited Enterprise are subject to the continued fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest, or other monetary penalties.

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

Tax benefits under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not wholly-owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate is 10%. Such corporate tax rates were reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013.  Such corporate tax rates were increased to 16% and 9%, respectively, in 2014 and thereafter. Our facilities are located in a specified development zone.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply).

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

Taxation of our shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel and that such shareholders are not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of 25% or more in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the disposition of shares by a shareholder who (i) is a U.S. resident (for purposes of the treaty); (ii) holds the shares as a capital asset; and (iii) is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply if: (i) the capital gain arising from the disposition can be attributed to a permanent establishment of the shareholder is maintained in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions; or (iii) such U.S. resident is an individual and was present in Israel for a period or periods of 183 days or more in the aggrgate during the relevant taxable year. In such case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, a U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends.  Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% or 30% (if  the dividend recipient is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months).  or 15% if the dividend is distributed from income attributed to an Approved Enterprise or Benefited Enterprise (and 20% with respect to Preferred Enterprise). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not) and 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Benefited Enterprise (and 20% if the dividend is distributed from income attributed to a Preferred Enterprise), unless a reduced rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).Under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise or Benefited Enterprise, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Benefited Enterprise for such U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. We cannot assure you that in the event we declare a dividend we will designate the income out of which the dividend is paid in a manner that will reduce shareholders’ tax liability.

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

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding NIS 810,720 for 2015, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

The amount of a distribution paid to a U.S. Holder in a foreign currency will be the dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the U.S. Holder receives the distribution, regardless of whether the foreign currency is converted into dollars at that time. Any foreign currency gain or loss a U.S. Holder realizes on a subsequent conversion of foreign currency into dollars will be U.S. source ordinary income or loss. If dividends received in foreign currency are converted into dollars on the day they are received, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend.

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

For a cash basis taxpayer, units of foreign currency paid or received are translated into dollars at the spot rate on the settlement date of the purchase or sale. In that case, no foreign currency exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of such a purchase or sale. An accrual basis taxpayer, however, may elect the same treatment required of cash basis taxpayers with respect to purchases and sales of our ordinary shares that are traded on an established securities market, provided the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. For an accrual basis taxpayer who does not make such election, units of foreign currency paid or received are translated into dollars at the spot rate on the trade date of the purchase or sale. Such an accrual basis taxpayer may recognize exchange gain or loss based on currency fluctuations between the trade date and the settlement date. Any foreign currency gain or loss a U.S. Holder realizes will be U.S. source ordinary income or loss.

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

Based on the composition of our income and the composition and estimated fair market values of our assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2015 and based on our future projections, we do not expect to be a PFIC for the taxable year ending December 31, 2016. There can be no assurance that we will not be considered a PFIC for any taxable year. PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. Even though we have determined that we were not a PFIC for the year ended December 31, 2015, there can be no assurance that the IRS will agree with our conclusion.

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

If a U.S. Holder owns ordinary shares during any year in which we are a PFIC and the U.S. Holder recognizes gain on a disposition of our ordinary shares or receives distributions with respect to our ordinary shares, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. Holder’s federal income tax return for that year. If our company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their own tax advisors with respect to the acquisition, ownership and disposition of our ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to our ordinary shares and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of our ordinary shares.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.  However, we are required to file with the SEC, within 120 days after the end of each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also furnish to the SEC reports on Form 6-K containing quarterly unaudited financial information.

Our securities filings, including this annual report and the exhibits thereto, are available for inspection and copying at the public reference room of the SEC located at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Additionally, you may obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a website at http://www.sec.gov from which certain filings may be accessed. Our filings with the SEC are also available to the public through this website at http://www.sec.gov.

As permitted under NASDAQ Rule 5250(d)(1)(c), we post our annual reports filed with the SEC on our website at http://ir.enzymotec.com. We will furnish hard copies of such reports to our shareholders free of charge upon written request. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

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

Foreign currency exchange risk.

The U.S. dollar, or the dollar is our functional and reporting currency, with net revenues denominated in dollars accounting for 73% and 74% of our net revenues in 2014 and 2015. While we incur expenses primarily in dollars, a significant portion of expenses are denominated in shekels, accounting for 38% and 41% of our expenses in 2014 and 2015, respectively. We also have expenses, although to a much lesser extent, in other non- dollar currencies, in particular the euro. This exposes us to risk associated with exchange rate fluctuations vis-à-vis the dollar. Furthermore, we anticipate that a material portion of our expenses, principally of salaries and related personnel expenses, will continue to be denominated in shekels.

To the extent the dollar weakens against the shekel, we will experience a negative impact on our profit margins. A devaluation of the shekel in relation to the dollar has the effect of reducing the dollar amount of our expenses that are payable in shekels, unless those expenses or payables are linked to the dollar. Conversely, any increase in the value of the shekel in relation to the dollar has the effect of increasing the dollar value of our unlinked shekel expenses, which would have a negative impact on our profit margins. In 2014, the value of the shekel depreciated in relation to the dollar by approximately 12.0%, the effect of which was offset by a negative inflation of Israel, at a rate of approximately 0.2%. In 2015, the value of the shekel depreciated in relation to the dollar by approximately 0.3%, the effect of which was offset by a negative inflation of Israel, at a rate of approximately 1.0%.

In Europe, our net revenues are received primarily in euros, accounting for approximately 27% and 21% of our total net revenues in 2014 and 2015, respectively, and such net revenues exceed our expenses incurred in euros. Accordingly, if the euro appreciates relative to the dollar, the dollar value of our sales is positively impacted, as was the case in 2013, when the euro appreciated by 4.5% in relation to the dollar. However, if the euro depreciates relative to the dollar, the dollar value of our sales is negatively impacted, as was the case in 2014 and 2015, when the euro depreciated by 11.8% and 10.4%, respectively.

Because exchange rates between the dollar and the shekel (as well as between the dollar and other currencies) fluctuate continuously, such fluctuations have an impact on our results of operations and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated statements of operations. We engage in currency hedging activities in order to reduce some of this currency exposure. These measures, however, may not adequately protect us from material adverse effects due to the impact of foreign currency fluctuations.

The following table presents information about the changes in the exchange rates of the shekel against the dollar and changes in the exchange rates of the euro against the dollar:

	Change in Average Exchange Rate
Period	Shekel against the dollar (%)	Euro against the dollar (%)
2014	(0.9)	(0.2)
2015	8.6	(16.3)

The net effect of risks stemming from currency exchange rate fluctuations on our operating results can be quantified as follows:

•
An increase of 10% in the value of the shekel relative to the dollar in the year ended December 31, 2015 would have resulted in a net decrease in the dollar reporting value of our operating income of $1.8 million, due to the adverse impact on our operating margins that we would experience as a result of such an increase, while a 10% decrease in value of the shekel relative to the dollar in the year ended December 31, 2015 would have caused a net increase in the dollar reporting value of our operating income of $1.8 million for 2015, due to the favorable effect on our operating margins that would result from such devaluation of the shekel.

•
An increase of 10% in the value of the euro relative to the dollar in 2015 would have resulted in a net increase in the dollar reporting value of our operating income of $0.9 million, due to the favorable effect on our operating margins that we would experience as a result of such an increase, while a decrease of 10% in the value of the euro relative to the dollar in 2015 would have resulted in a net decrease in the dollar reporting value of our operating income of $0.9 million for 2015, due to the adverse impact on our operating margins that would result from such devaluation of the euro.

We will continue to monitor exposure to currency fluctuations. Instruments that may be used to hedge future risks may include foreign currency forward and swap contracts. These instruments may be used to selectively manage risks, but there can be no assurance that we will be fully protected against material foreign currency fluctuations. See Note 12 to our consolidated Financial Statements contained elsewhere in this annual report for additional information regarding foreign exchange risk management.

Inflation-related risks

We do not believe that the rate of inflation in Israel has had a material impact on our business to date. However, our costs in Israel will increase if inflation in Israel exceeds the devaluation of the shekel against the dollar or if the timing of such devaluation lags behind inflation in Israel.

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

From the effective date of the registration statement and until December 31, 2015, we used approximately $11 million of the net proceeds for the purchase of property, plant and equipment and intangible assets, $1 million of the net proceeds to pay bonuses to certain of our employees, including some of our executive officers, $10 million for funding our increased working capital and approximately $4 million of the net proceeds to pay the remaining balance of an existing long-term credit facility, including acceleration fees.

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

ITEM 15: Controls and Procedures

(a)        Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2015. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2015, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

 (b)        Management’s Annual Report on Internal Control Over Financial Reporting.  Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

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

      Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making such assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that, as of December 31, 2015, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

(c)            Attestation report of the registered public accounting firm. This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting because the Jumpstart Our Business Startups Act provides an exemption from such requirement as we qualify as an emerging growth company.

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

ITEM 16: Reserved

ITEM 16A: Audit Committee Financial Expert

     All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ rules. Our board of directors has determined that Joseph Tenne is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the NASDAQ rules. In addition, Mr. Tenne is independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the listing standards of NASDAQ.

ITEM 16B: Code of Ethics

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in this Item 16B of Form 20-F promulgated by the SEC. The full text of the Code of Business Conduct and Ethics is posted on our website at http://ir.enzymotec.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of said code, we will disclose the nature and basis of such amendment or waiver on a Form 6-K or on our website to the extent required by the rules and regulations of the SEC, including the instructions to Item 16B of Form 20-F. We granted no waivers under our Code of Business Ethics and Conduct in 2015.

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Auditors

    The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm, Kesselman & Kesselman (a member firm of Pricewaterhouse Coopers International Limited)(PwC Israel).

	Year ended December, 31
	2014	2015
	(in thousands of dollars)
Audit fees	$210	$165
Audit-related fees	―	―
Tax fees	37	24
All other fees	―	―
Total	$247	$189

        Audit fees for the years ended December 31, 2014 and 2015 were for professional services rendered for the audit of our annual consolidated financial statements as of December 31, 2014 and 2015, review of consolidated quarterly financial statements, statutory audits of Enzymotec and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC (including our registration statement on Form F-1 related to a follow-on offering in 2014).

        Tax fees for the years ended December 31, 2014 and 2015 were for services related to tax compliance, including tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, and assistance with respect to requests for rulings from tax authorities.

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

        Our audit committee is responsible for the oversight of its independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by PwC and other members of PricewaterhouseCoopers International Limited. These services may include audit services, audit-related services, tax services and other services, as further described above. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, PwC and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval and the fees for the services performed. Such fees for 2014 and 2015 were pre-approved by the audit committee in accordance with these procedures.

ITEM 16D: Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E: Purchase of Equity Securities by the Company and Affiliated Purchasers

Not applicable.

ITEM 16F: Change in Registrant’s Certifying Accountant

None.

ITEM 16G: Corporate Governance

As a foreign private issuer, we are permitted to, and do, follow certain home country corporate governance practices instead of those otherwise required under the NASDAQ rules for domestic U.S. issuers. For instance, we follow home country practice in Israel with regard to the quorum requirement for shareholder meetings. As permitted under the Israeli Companies Law, our articles of association provide that the quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares instead of 33 1/3% of the issued share capital requirement. We may in the future elect to follow home country practices in Israel with regard to other matters, including the formation of compensation, nominating and corporate governance committees, separate executive sessions of independent directors and non-management directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Our home country governance practices as opposed to the requirements that would otherwise apply to a domestic issuer listed on the NASDAQ Global Select Market may provide less protection to you than what is accorded to investors under the NASDAQ requirements applicable to domestic issuers.

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
Dr. Ariel Katz
President and Chief Executive Officer

Dated: March 3, 2016

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

4.2	Shareholders’ Agreement between AarhusKarlshamn AB (publ) and Enzymotec Ltd. regarding the joint venture company Advanced Lipids AB dated June 14, 2007†(1)
4.4	Enzymotec Ltd. Employee Share Option Plan (1999) (4)
4.5	Enzymotec Ltd. 2003 Israeli Share Option Plan, as amended as of April 17, 2013 (4)
4.6	2012 U.S. Addendum to 2003 Israeli Share Option Plan (4)
4.7	Enzymotec Ltd. 2013 Omnibus Equity Incentive Plan (2)
4.8	Form of indemnification agreement by and between Enzymotec Ltd. and each of its directors and executive officers (4)
4.9	Enzymotec Ltd. 2014 Compensation Policy (5)
8.1	List of subsidiaries of Enzymotec Ltd.
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
13.1	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications), furnished herewith
15.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
____________

∞	English summary of original Hebrew document.

†
Portions of this exhibit have been omitted and a complete copy of the agreement has been provided separately to the Securities and Exchange Commission (the “SEC”) pursuant to a confidential treatment request under Rule 406 of the Securities Act of 1933, as amended.

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
2015 ANNUAL REPORT

ENZYMOTEC LTD.
2015 ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of
ENZYMOTEC LTD.

We have audited the accompanying consolidated balance sheets of Enzymotec Ltd. (the "Company") and its subsidiaries as of December 31, 2015 and 2014 and the related consolidated statements of operations and comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 2015 and 2014 and the consolidated results of their operations and comprehensive income and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
March 3, 2016	Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel,
P.O Box 50005 Tel-Aviv 6150001 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

ENZYMOTEC LTD.
CONSOLIDATED BALANCE SHEETS

	December 31
	2015	2014
	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$21,987	$10,315
Short-term bank deposits	17,042	19,970
Marketable securities	6,009	1,943
Accounts receivable:
Trade	14,956	13,433
Other	2,358	3,110
Inventories	21,815	21,572
TOTAL CURRENT ASSETS	84,167	70,343
NON-CURRENT ASSETS:
Investment in equity investee	1,499	1,152
Marketable securities	31,360	35,287
Funds in respect of retirement benefits obligation	1,076	994
Intangibles, long-term deposits and other	1,116	1,200
PROPERTY, PLANT AND EQUIPMENT:
Cost	40,796	38,237
L e s s - accumulated depreciation and amortization	11,088	8,963
	29,708	29,274
TOTAL ASSETS	$148,926	$138,250

ENZYMOTEC LTD.
CONSOLIDATED BALANCE SHEETS

	December 31
	2015	2014
	U.S. dollars in thousands
Liabilities and shareholders' equity
CURRENT LIABILITIES -
accounts payable and accruals:
Trade	5,529	5,259
Other	5,427	3,569
TOTAL CURRENT LIABILITIES	10,956	8,828
LONG TERM LIABILITY -
retirement benefits obligation	1,253	1,150
COMMITMENTS AND CONTINGENCIES (Note 8)
TOTAL LIABILITIES	12,209	9,978
SHAREHOLDERS' EQUITY:
Ordinary shares	58	57
Additional paid-in capital	124,243	122,075
Accumulated other comprehensive loss	(471)	(64)
Retained earnings	12,887	6,204
TOTAL SHAREHOLDERS' EQUITY	136,717	128,272
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$148,926	$138,250

The accompanying notes are an integral part of the consolidated financial statements.

ENZYMOTEC LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Year ended December 31
	2015	2014	2013
	U.S. dollars in thousands (except per share data)
NET REVENUES	$50,391	$47,103	$64,975
COST OF REVENUES	(19,635)	(18,316)	(32,110)
GROSS PROFIT	30,756	28,787	32,865
OPERATING EXPENSES:
Research and development – net	(6,149)	(5,986)	(5,947)
Selling and marketing	(11,425)	(8,034)	(6,725)
General and administrative	(7,008)	(7,475)	(8,434)
TOTAL OPERATING EXPENSES	(24,582)	(21,495)	(21,106)
OPERATING INCOME	6,174	7,292	11,759
FINANCIAL INCOME (EXPENSES) - net	471	499	(531)
INCOME BEFORE TAXES ON INCOME	6,645	7,791	11,228
TAXES ON INCOME	(407)	(406)	(324)
SHARE IN PROFITS OF EQUITY INVESTEES	445	453	491
NET INCOME	6,683	7,838	11,395

OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized loss on marketable securities	(159)	(125)
Currency translation adjustments on equity investees	(98)	(202)	11
Changes in unrealized gains (losses) in respect of derivative
instruments designated for cash flow hedge	(150)	328	171
TOTAL COMPREHENSIVE INCOME	$6,276	$7,839	$11,577

EARNINGS PER SHARE:
Basic	$0.30	$0.36	$0.66
Diluted	$0.29	$0.34	$0.53
WEIGHTED AVERAGE NUMBER OF ORDINARY
SHARES USED IN COMPUTATION OF EARNINGS PER SHARE:
Basic	22,506,955	21,902,057	7,544,387
Diluted	23,282,865	23,210,573	9,286,456

The accompanying notes are an integral part of the consolidated financial statements.

ENZYMOTEC LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Ordinary shares	Preferred shares	Ordinary shares	Preferred shares			Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Total
	Number of shares		U.S. dollars in thousands
BALANCE AT DECEMBER 31, 2012	2,996,624	170,928	$8	$	*		$47,449	$(247)	$(13,029)	$34,181
CHANGES IN THE YEAR ENDED DECEMBER 31, 2013:
Comprehensive income								182	11,395	11,577
Exercise of options by employees	47,940		*				8			8
Issuance of B2 preferred shares and warrants, net of issuance costs		18,856			*		6,850			6,850
Exercise of warrants		5,663					1,340			1,340
Conversion of preferred shares to ordinary shares and bonus share distribution	13,290,396	(195,447)	33		(*	)	(33)
Issuance of ordinary shares in an initial public offering, net of issuance costs	5,073,800		14				62,824			62,838
Issuance of restricted shares	156,060		*							*
Share-based compensation expense							1,109			1,109
BALANCE AT DECEMBER 31, 2013	21,564,820	—	55		—		119,547	(65)	(1,634)	117,903
CHANGES IN THE YEAR ENDED DECEMBER 31, 2014:
Comprehensive income								1	7,838	7,839
Exercise of options by employees	908,169		2				1,754			1,756
Issuance of restricted shares	9,520		*							*
Share issuance costs							(78)			(78)
Share-based compensation							852			852
BALANCE AT DECEMBER 31, 2014	22,482,509	—	57		—		122,075	(64)	6,204	128,272
CHANGES IN THE YEAR ENDED DECEMBER 31, 2015:
Comprehensive income (loss)								(407)	6,683	6,276
Exercise of options by employees	175,482		1				535			536
Issuance of restricted shares	60,344		*							*
Share-based compensation							1,633			1,633
BALANCE AT DECEMBER 31, 2015	22,718,335	—	$58		$—		$124,243	$(471)	$12,887	$136,717

* Represents an amount of less than $1,000.

The accompanying notes are an integral part of the consolidated financial statements.

ENZYMOTEC LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2015	2014	2013
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$6,683	$7,838	$11,395
Adjustments required to reflect cash flows from operations:
Depreciation and amortization	2,327	2,308	1,551
Share in profits of equity investee	(445)	(453)	(491)
Share-based compensation expense	1,633	852	1,109
Loss (gain) on sale of property, plant and equipment	37		(3)
Change in inventories	(243)	(9,629)	(2,584)
Change in accounts receivable	(881)	5,304	(6,965)
Change in accounts payable and accruals	2,300	(3,868)	3,052
Change in other non-current assets	(304)	(141)	49
Change in retirement benefits obligation	91	(246)	277
Net cash provided by operating activities	11,198	1,965	7,390
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment and intangible assets	(2,869)	(6,361)	(4,885)
Change in bank deposits, net	2,995	(20,009)	10
Investment in marketable securities	(9,428)	(42,499)
Investment in equity investee		(92)
Proceeds from sale of marketable securities	9,299	5,285
Proceeds from sale of property, plant and equipment	11		6
Change in funds in respect of retirement benefits obligation	(70)	118	(156)
Net cash used in investing activities	(62)	(63,558)	(5,025)
CASH FLOWS FROM FINANCING ACTIVITIES:
Change in short-term loans			(1,000)
Repayment of long-term bank loan		(4,200)	(700)
Proceeds from exercise of options by employees	536	1,756	8
Proceeds from exercise of warrants			1,340
Share issuance costs		(78)
Proceeds from initial public offering, net of issuance costs of $8.2 million			62,838
Proceeds from issuance of equity and warrants			6,850
Net cash provided by (used in) financing activities	536	(2,522)	69,336
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	11,672	(64,115)	71,701
BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF YEAR	10,315	74,430	2,729
BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF YEAR	$21,987	$10,315	$74,430
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	—	$187	$385
Income taxes paid, net of refunds	$268	$691	$161

Supplementary information on financing and investing activities not involving cash flows

At December 31, 2015, 2014 and 2013, trade payables include $450,000 $622,000 and $ 632,000, respectively, in respect of acquisition of property, plant and equipment. These balances will be given recognition in these statements upon payment.

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

a.
General

Enzymotec Ltd. (the "Company"), an Israeli company, which, together with its subsidiaries, develops, manufactures, markets and sells innovative bio-functional lipid ingredients, as well as final products, based on sophisticated proprietary processes and technologies.

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

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

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

Unrealized gains (losses) of available-for-sale securities, net of taxes, are reflected in other comprehensive income. Unrealized losses considered to be temporary are reflected in other comprehensive income; unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge. Realized gains and losses for debt securities are included in financial income (expenses) - net.

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

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

i.
Intangible assets

Intangible assets represent licenses to sell in certain territories (see also Note 8e (1)) and are shown at historical cost. Licenses have a finite useful life and are carried at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful life of the license.

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

For the years ended December 31, 2015, 2014 and 2013, the Company did not recognize an impairment loss in respect of its long-lived assets.

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

o.
Income taxes

Deferred income taxes are determined by the asset and liability method based on the estimated future tax effects of differences between the financial accounting and the tax bases of assets and liabilities under the applicable tax law. Deferred tax balances are computed using the tax rates expected to be in effect at the time when these differences reverse. Valuation allowances in respect of the deferred tax assets are provided when it is more likely than not that all or a portion of the deferred income tax assets will not be realized. See Note 10g for additional information regarding deferred taxes.

The Company assesses its valuation allowance considering different indicators, including profitability of the different entities in the different tax jurisdictions, the ability to utilize the deferred tax assets in subsequent years, etc.

Upon the distribution of dividends from the tax-exempt income of an "Approved Enterprise" or "Benefitted Enterprise" (see also Note 10a (3)), the amount distributed is subject to tax at the rate that would have been applicable had the Company not been exempted from payment thereof. The Company intends to permanently reinvest the amounts of tax exempt income and it does not intend to distribute such dividends. Therefore, no deferred income taxes have been provided in respect of such tax-exempt income.

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

Derivatives that do not qualify for hedge accounting are recognized in the balance sheet at their fair value, with changes in the fair value recognized as a component of “financial income (expenses) - net” in the consolidated statements of operations and comprehensive income.

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

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

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

The Company has not experienced any credit losses in these accounts and does not believe it is exposed to any significant credit risk on these instruments. The Company performs ongoing credit evaluations to estimate the need for maintaining reserves for potential credit losses. An allowance for doubtful accounts is recognized on a specific basis with respect to those amounts that the Company has determined to be doubtful of collection. Following are the changes in the allowance for doubtful accounts for the years ended December 31, 2015 and 2014. There was no change in the year ended December 31, 2013.

	Year ended December 31
	2015	2014
	U.S. dollars in thousands
Balance at beginning of year	$245	$-
Charged to cost and expenses	-	245
Released from doubtful accounts	(245)	-
Balance at end of year	$-	$245

At December 31, 2015, two customers accounted for more than 10% of gross accounts receivable with balances of $1,929,000 and $1,658,000. At December 31, 2014, one customer accounted for more than 10% of gross accounts receivable with a balance of $2,930,000.

The Company is dependent on third parties to supply krill meal, an essential raw material for the production of krill oil, which accounted for 35.3%, 40.6% and 53.8% of total net revenues in the years ended December 31, 2015, 2014 and 2013, respectively. The Company currently purchases krill meal from a limited number of suppliers. Though growing, there is only a limited number of vessels capable of producing krill meal onboard. In 2014, the Company also purchased frozen krill, which, while more expensive to process into krill meal onshore compared to krill from vessels that process krill meal onboard, is more readily obtainable. The Company also signed a toll processing agreement in 2014 with a toll processor for processing the frozen krill into krill meal. The Company intends to meet its krill meal needs in the future by sourcing krill meal both from vessels that process krill meal onboard and suppliers of frozen krill. However, if the Company, for any reason, is no longer able to obtain the krill meal from a supplier on terms reasonable to it, or at all, this would have a material adverse effect on its results of operations and financial condition.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

w.
Recently issued accounting pronouncements

In January 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) 2016-01 which addresses certain aspects of recognition, measurement, presentation and disclosure of financial instruments. A financial instrument is defined as cash, evidence of ownership interest in a company or other entity, or a contract that both: (i) imposes on one entity a contractual obligation either to deliver cash or another financial instrument to a second entity or to exchange other financial instruments on potentially unfavorable terms with the second entity and (ii) conveys to that second entity a contractual right either to receive cash or another financial instruments from the first entity or to exchange other financial instruments on potentially favorable terms with the first entity. This pronouncement is effective for financial statements issued for annual periods beginning after December 15, 2017 (January 1, 2018 for the Company) and interim periods within those annual periods with earlier application permitted as of the beginning of the fiscal year of adoption. The Company is currently evaluating the potential effect of the guidance on its consolidated financial statements.

In July 2015, the FASB issued guidance on current accounting for inventory measurement. The new guidance requires entities to measure inventory at the lower of cost or net realizable value. Net realizable value is defined by the guidance as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The guidance is effective for the interim and annual periods beginning on or after December 15, 2016 (January 1, 2017 for the Company)  (early adoption is permitted). The Company is currently evaluating the potential effect of the guidance on its consolidated financial statements.

In May 2014, the FASB issued guidance on revenue from contracts with customers that will supersede most current revenue recognition guidance, including industry-specific guidance. The underlying principle is that an entity will recognize revenue upon the transfer of goods or services to customers in an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The guidance is effective for the interim and annual periods beginning on or after December 15, 2017 (January 1, 2018 for the Company) (early adoption is permitted for the interim and annual periods beginning on or after December 15, 2016, January 1, 2017 for the Company). The guidance permits the use of either a retrospective or cumulative effect transition method. The Company is currently evaluating the impact of the amended guidance on its consolidated financial statements.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - INITIAL PUBLIC OFFERING ("IPO") AND SECONDERY OFFERING

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

Upon the closing of the IPO, all warrants issued to the Company's former preferred shareholders were exercised for preferred shares, which subsequently converted together with all other outstanding preferred shares into ordinary shares. The following table details the number of ordinary shares outstanding following the closing of the IPO as of October 2, 2013:

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

In connection with the closing of the IPO and in accordance with their original terms, the vesting period for certain options was accelerated such that options to purchase 262,888 ordinary shares vested and became exercisable upon the closing of the IPO and options to purchase 224,740 ordinary shares vested and became exercisable after one year from the closing of the IPO. Additionally, restricted shares, whose vesting was also subject to the occurrence of a change in control event (i.e. closing of an IPO) will vest according to their vesting schedule, see also Note 9d.

In addition, following the closing of the IPO, the Company's Board of Directors approved a grant of 9,520 fully vested restricted shares to the Company's then-current Vice Chairman of the Board of Directors, see also Note 9d.

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

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT

Composition of property and equipment grouped by major classifications is as follows:

	December 31
	2015	2014
	U.S. dollars in thousands
Manufacturing equipment	$23,613	$19,488
Buildings	10,605	10,472
Laboratory equipment	3,613	3,536
Land*	951	951
Furniture, office equipment and computers	1,837	1,272
Leasehold improvements	161	161
Vehicles	16	27
Advances on account of acquisition of machinery and equipment		2,330
	40,796	38,237
Less: accumulated depreciation and amortization	11,088	8,963
	$29,708	$29,274

*     Land includes long-term leasehold rights in Israel with useful lives of 98 years.

Depreciation and amortization expense totaled $2,215,000, $1,941,000 and $1,551,000 for the years ended December 31, 2015, 2014 and 2013, respectively.

NOTE 4 - JOINT COLLABORATION AGREEMENT

As described in Note 1, the Company has entered into a joint collaboration agreement with a Swedish vegetable oil company. The joint collaboration agreement's initial term ends on December 31, 2016. Thereafter the agreement will be automatically extended for consecutive periods of three years, unless terminated by a notice of either party at least 12 months prior to its expiration. As neither party gave termination notice by December 31, 2015, the agreement was automatically extended through December 31, 2019. Under the joint collaboration agreement and two related supply agreements entered into between the parties, the activities of the joint operations are allocated as follows:

The Company has the responsibility for production of the enzyme, research and development, marketing and business development activities. The Partner has responsibility for the supply chain (purchase and procurement of raw materials, managing stock, delivery and collection).

Advanced Lipids operates as a low risk distributor of the joint collaboration. The Company recognizes revenues from its sales of enzymes to the Partner only upon sale of InFat (as described below in Note 5a) by Advanced Lipids to its customers.  As described in Note 1e, the Company accounts for its investment in Advanced Lipids using the equity method of accounting and recognizes its 50% proportionate share of the profit or loss of Advanced Lipids. For the years ended December 31, 2015, 2014 and 2013, sales of enzymes by the Company to the Partner amounted to $13,950,000, $13,280,000 and $16,666,000, respectively. At December 31, 2015 and 2014, the receivable balance was $3,706,000 and $2,321,000, respectively.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 4 - JOINT COLLABORATION AGREEMENT (continued):

In May 2014, AAK submitted a request for arbitration against the Company seeking a declaration that the Company breached the confidentiality provisions of the agreement by disclosing confidential information of the joint venture in its registration statement for its IPO, as well as a declaration regarding the correct interpretation of certain provisions of the joint venture agreement. The Company submitted its answer to AAK’s arbitration request rejecting AAK's allegations and including also a counter claim, in which the company is seeking monetary damages from AAK due to various breaches of the joint venture agreement by AAK. The arbitration hearing took place in June 2015. On February 2, 2016, the Arbitrators rendered their decision, rejecting, in their entirety, AAK's requests for declaratory relief in connection with alleged breaches by the Company of the joint venture agreement's non-disclosure obligations.  Additionally, the Arbitrators found that, as the Company maintained,  the joint venture agreement should be interpreted such that the only exit the parties have from the agreement is via a buy-sell process which must end in one party buying out the other and not, as AAK had claimed, simply through the expiration of the joint venture agreement.  With respect to the Company's counterclaims, the Arbitrator denied all relief requested by the Company.

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

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 5 - SEGMENT INFORMATION (continued):

Segment data for the year ended December 31, 2015 is as follows:

	Nutrition	VAYA Pharma	Total	Elimination**	Consolidated
	U.S. dollars in thousands

Net revenues from external customers	$54,163	$8,471	$62,634	$(12,243)	$50,391
Cost of revenues*	29,686	1,506	31,192	(11,665)	19,527
Gross profit*	24,477	6,965	31,442	(578)	30,864
Operating expenses*	12,704	10,356	23,060	(3)	23,057
Depreciation and amortization	2,127	200	2,327
Adjusted EBITDA	$13,900	$(3,191)
Share-based compensation expense					1,633
Operating Income					$6,174
Financial income - net					471
Income before taxes on income					$6,645

*	Including depreciation and amortization but excluding share based compensation expense.
**   Representing the change from proportionate consolidation to the equity method of accounting.

Segment data for the year ended December 31, 2014 is as follows:

	Nutrition	VAYA Pharma	Total	Elimination***	Consolidated
	U.S. dollars in thousands
Net revenues from external customers	$55,815	$5,641	$61,456	$(14,353)	$47,103
Cost of revenues*	30,605	1,435	32,040	(13,775)	18,265
Gross profit*	25,210	4,206	29,416	(578)	28,838
Operating expenses**	13,347	6,957	20,304	(3)	20,301
Depreciation and amortization	2,112	196	2,308
Adjusted EBITDA	$13,975	$(2,555)
Secondary offering expenses					393
Share-based compensation expense					852
Operating Income					$7,292
Financial expenses - net					499
Income before taxes on income					$7,791

*	Including depreciation and amortization but excluding share based compensation expense.
**	Including depreciation and amortization, but excluding share-based compensation and Secondary offering expenses.
***	Representing the change from proportionate consolidation to the equity method of accounting.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 5 - SEGMENT INFORMATION (continued):

Segment data for the year ended December 31, 2013 is as follows:

	Nutrition	VAYA Pharma	Total	Elimination***	Consolidated
	U.S. dollars in thousands

Net revenues from external customers	$76,167	$4,444	$80,611	$(15,636)	$64,975
Cost of revenues*	45,804	1,255	47,059	(14,981)	32,078
Gross profit*	30,363	3,189	33,552	(655)	32,897
Operating expenses**	13,009	6,020	19,029		19,029
Depreciation and amortization	1,415	136	1,551
Adjusted EBITDA	$18,769	$(2,695)
Share-based compensation expense					1,109
IPO related bonus					1,000
Operating income					$11,759
Financial expenses - net					(531)
Income before taxes on income					$11,228

*	Including depreciation and amortization but excluding share based compensation expense.
**	Including depreciation and amortization but excluding share based compensation expense and IPO related bonus.
***	Representing the change from proportionate consolidation to the equity method of accounting.

b.	Entity wide information:

1)	Net revenues by geographic location were as follows:

	Year ended December 31
	2015	2014	2013
	U.S. dollars in thousands
North America	$29,635	$25,810	$35,458
Europe	10,071	10,395	10,382
Australia	2,188	2,388	10,811
Asia	7,173	7,019	7,735
Israel	1,324	1,491	589
Total revenues	$50,391	$47,103	$64,975

2)	Substantially all of the Company's long lived assets are located in Israel.

3)	Revenues from sales of four products, which exceed 10% of total revenues, are as follows:

	Year ended December 31
	2015	2014	2013
	U.S. dollars in thousands
Krill oil (Nutrition Segment)	$17,776	$19,131	$34,926
Enzymes for the production of InFat (Nutrition Segment), see Note 4	$13,950	$13,280	$16,666
Vayarin (VAYA Pharma Segment)	$6,395	$4,203	$3,096
Sharp PS (Nutrition Segment)	$5,884	$5,505	$5,248

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 5 - SEGMENT INFORMATION (continued):

4)	Net revenues from single customers out of the Nutrition Segment that exceed 10% of total net revenues in the relevant year:

	Year ended December 31
	2015	2014	2013
	U.S. dollars in thousands
Customer A	$998	$1,958	$7,692
Customer B	$2,318	$1,471	$9,833
Customer C	$5,528	$4,173	$4,476

NOTE 6 - INVENTORIES:

	December 31
	2015	2014
	U.S. dollars in thousands
Raw materials and supplies	$12,927	$12,240
In-process inventories	6,379	6,644
Finished goods	2,509	2,688
	$21,815	$21,572

NOTE 7 - EMPLOYEE RIGHTS UPON RETIREMENT

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

With regard to the employees without a Contribution Plan, the liability is funded in part by the purchase of insurance policies or by the establishment of pension funds with dedicated deposits in the funds. These policies are the Company's assets. The severance payment liability to the employees (based upon length of service and the latest monthly salary - one month’s salary for each year of employment) is recorded on the Company's balance sheets under “retirement benefits obligation”. The liability is recorded as if it was payable at each balance sheet date on an undiscounted basis. In the years ended December 31, 2015, 2014 and 2013, the Company deposited $114,000, $147,000 and $156,000, respectively, with insurance companies and pension funds in connection with its severance payment obligations.

The amounts of severance payment expenses were $449,000, $392,000 and $506,000 for the years ended December 31, 2015, 2014 and 2013, respectively, of which $314,000, $312,000 and $230,000 in the years ended December 31, 2015, 2014 and 2013, respectively, were in respect of the Contribution Plan and funded accordingly.  Gains (losses) on the amounts funded in insurance companies and pension funds, in respect of retirement benefit obligation totaled $12,000, ($78,000) and $154,000 for the years ended December 31, 2015, 2014 and 2013, respectively.

The Company expects to contribute approximately $480,000 in the year ending December 31, 2016 to insurance companies in connection with its severance liabilities for its operations for that year, $360,000 of which will be contributed to a Contribution Plan.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 8 - COMMITMENTS AND CONTINGENCIES:

a.
Operating leases

As of December 31, 2015, minimum future rentals under operating leases of office space, machinery and equipment and vehicles for periods in excess of one year amounted to $1,620,000 and were to be paid as follows: 2016 - $802,000; 2017 - $434,000; 2018 - $274,000; 2019 – $110,000. The lease expenses in each of the years ended December 31, 2015, 2014 and 2013 were $902,000, $868,000 and $452,000, respectively.

b.
Marketing and distribution agreements

The Company has entered into marketing and distribution agreements with commercial entities with respect to its products.  Under the terms of the agreements, the distributors have received rights to distribute the products in a defined territory and for various periods.

c.
Toll manufacturing agreement

The Company has entered into a 10-year toll manufacturing agreement with respect to one of its products. Under the terms of the agreement, the Company has committed for minimum purchasing through the term of the agreement. The Company can terminate the agreement with a 90-day notice, subject to payment of termination payment which is based on a fixed amount of up to $500,000 reduced by actual purchasing before termination.

d.	Royalties:

1)
The Company is committed to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry (the "Chief Scientist"); the royalties are computed based on the Company's net revenues arising from know-how in the research and development in which the Chief Scientist participated by way of grants.  Under the terms of the Company’s funding from the Chief Scientist, royalties of 3%-5% are payable on sales of products developed from a project so funded, up to 100% of the amount of the grant received by the Company (dollar linked with the addition of annual interest at LIBOR rate). At the time the grants were received, successful development of the related projects was not assured.  In the case of failure of a project that was partly financed by royalty-bearing Government grants, the Company is not obligated to pay any such royalties to the Israeli Government. At December 31, 2015, the maximum royalty amount payable (including interest) by the Company is approximately $3.2 million.

2)
In 2001, the Company and a third party (the U.S. Partner) entered into an agreement for the development, manufacture and supply of a new product.  The development of this product was funded by BIRD – Israel-U.S. Binational Industrial Research and Development Foundation (the "BIRD Foundation"). The Company is committed to pay royalties to the BIRD Foundation which are computed based on the Company's net revenues from sale of products in the development of which the BIRD Foundation participated.

The U.S. Partner has terminated the research project and the BIRD Foundation gave its consent to the termination as above. Therefore, the Company is not expected to derive any revenues from the said research; however, in case such revenues shall arise to the Company, the maximum royalty amount payable by the Company is $ 370,000 as of December 31, 2015.

3)	Royalty expenses for the years ended December 31, 2015, 2014 and 2013 were recorded in cost of revenues and amounted to $194,000, $115,000 and $101,000, respectively.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 8 - COMMITMENTS AND CONTINGENCIES (continued):

e.	Litigation:

1)
The Company was a party to a number of actions initiated by Neptune Technologies & Bioressources Inc., ("Neptune"), in which Neptune claimed that the Company's krill oil products infringed certain of its patents, namely U.S. Patent Nos. 8,030,348, 8,278,351 and 8,383,675, ( the "348 patent", the "351 patent" and the "675 patent", respectively).

Additionally, in April 2013, the Company received a notice of an investigation by the United States International Trade Commission, ("ITC"), regarding complaints filed before the ITC by Neptune and its subsidiary, Acasi Pharma Inc., stating that our alleged patent infringement violated the Tariff Act of 1930.

On April 27, 2014, the Company signed a settlement agreement with Neptune (the "Settlement Agreement"). Pursuant to the Settlement Agreement, the Neptune patent litigations were dismissed with prejudice on May 2, 2014 and the ITC action was terminated on June 12, 2014. Under the Settlement Agreement, the Company received a worldwide non-exclusive license to the entire "348 patent family" for as long as any patent in that family exists, for all of the Company's relevant current products and future anticipated products under development in consideration of a one-time upfront payment to Neptune. This payment was recorded as intangible asset, which is being amortized over the life of the "348 patent family".  Any further payments to Neptune depend upon the outcome of (1) Inter Partes Review (“IPR”) proceedings in the U.S. Patent Office (“USPTO”) of certain agreed claims of the "351 Patent" and (2) a potential Australian post-grant reexamination of certain agreed claims of Neptune’s Australian Patent AU2002322233.

With respect to the "351 patent", in March 2014, the USPTO issued a decision instituting an IPR of the agreed claims of the "351 patent" filed by Aker BioMarine AS (“Aker”), concluding that there is reasonable likelihood that Aker will prevail in demonstrating unpatentability of those claims.  On July 9, 2014, the USPTO issued a decision instituting the Company’s IPR of the agreed claims of the "351 patent" and granted the Company’s motion to join the Company’s IPR with Aker’s IPR.    On March 23, 2015, the USPTO issued a decision finding 26 of the 28 Agreed Claims unpatentable.  On April 22, 2015, Aker and the Company filed a petition for hearing with the USPTO with respect to the two remaining claims. The rehearing request was denied on July 8, 2015.  The Company has appealed the March 23, 2015 USPTO decision to the U.S. Court of Appeals for the Federal Circuit. Management believes it is more likely than not that the USPTO decision of patentability with respect to those two claims will be reversed on appeal.  Accordingly, at this stage, management does not believe that it is probable that the Company will incur a loss and therefore, the Company has not included any provision in its financial statements for these claims.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 8 - COMMITMENTS AND CONTINGENCIES (continued):

The "351 patent" is also the subject of an ex parte reexamination, which has been stayed pending the outcome of Aker’s 351 IPR.  Prior to the reexamination being stayed, the Patent Office rejected all claims of the "351 patent" in a January 2, 2014 office action.  That action is not final and Neptune will have an opportunity to respond once the stay is lifted.

Under the terms of the Settlement Agreement, the Company submitted its post-grant reexamination to the Australian Patent Office ("APO") on December 12, 2014.  On January 28, 2015, the APO issued a reexamination report, finding that all the agree claims lack novelty. Following a second reexamination report for which the Company requested further reexamination, the APO issued a re-examination report on September 4, 2015 finding in favor of Neptune. On November 9, 2015, the Company filed a further reexamination request. Management believes it is more likely than not that the APO decision of patentability with respect to those agreed claims will be reversed on reexamination.  Accordingly, at this stage, management does not believe that it is probable that the Company will incur a loss and therefore, the Company has not recorded any provision in its financial statements for these claims.

2)
On September 5, 2014 and September 30, 2014, two stockholders filed class action complaints in the United States District Court for the District of New Jersey purportedly on behalf of all persons who acquired the Company's securities in its IPO or between September 27, 2013 and August 4, 2014.  The lawsuits named as defendants the Company, its directors, certain of its officers and the underwriters of its IPO and assert claims under the United States federal securities laws.  On February 11, 2015, the Court consolidated the cases as In re Enzymotec Ltd. Securities Litigation, Master File No. 14-CV-05556 and appointed a lead plaintiff.  The lead plaintiff filed an amended complaint on May 18, 2015 asserting essentially the same claims as the claims asserted in the initial class action complaints.  The amended complaint, however, does not name the underwriters of the IPO as defendants as the underwriters and lead plaintiff entered into a tolling agreement.  The Company filed a motion to dismiss on July 17, 2015, lead plaintiffs filed an opposition to the motion on September 15, 2015 and the Company filed a reply on October 30, 2015. The Court dismissed the claims related to the Company's krill oil business but did not dismiss the claims related to the infant formula business in China. The Company answered the amended complaint on February 19, 2016. Management believes that an estimate of the likelihood that the Company might incur financial loss as a result of this litigation, as required by ASC 450-20-50-4, "Contingencies", cannot be made at this time, given the early stage of these lawsuits. Accordingly, the Company has not included any provision in its consolidated financial statements for this claim. However, management believes that the lawsuits are without merit and intends to defend itself vigorously. Under the underwriting agreement, the Company is obligated to provide indemnification to the underwriters in connection with legal proceedings, as defined in the agreement. However, as discussed above, the underwriters are no longer named defendants.

f.	As to indemnification provided to several customers and distributors and underwriters in connection with legal proceedings, see e(1) and e(2) above.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS
NOTE 9 - SHAREHOLDERS' EQUITY:

a.
Share capital:

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

1)
Ordinary shares

The ordinary shares confer upon their holders voting rights and the right to participate in shareholders' meetings (the holders of shares of NIS 0.01 par values are entitled to one vote per share), the right to receive profits and the right to share in excess assets upon liquidation of the Company.

2)
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

3)
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

Upon the closing of the IPO (see Note 2), all warrants issued to the Company's former preferred shareholders were exercised for preferred shares on a cashless and non-cashless basis, in consideration of $1.3 million, with respect to the non-cashless exercise only.  The underlying preferred shares subsequently converted into ordinary shares.

b.
Option plans

In 2001, 2003 and 2013 the Company's Board of Directors approved option plans for employees, directors and service providers (the "Plans").  Through December 31, 2015, the Company granted as part of the Plans 4,838,924 options, 165,580 restricted shares and 445,147 restricted share units (see d. below) to employees, directors and service providers. Each option is exercisable into one ordinary share of NIS 0.01 par value.  On December 31, 2015, 132,476 shares were available for issuance upon grants of options or restricted shares or restricted share units under the Plans.

From the effective date of grant options generally vest over a 4-year period 25% each year. In addition, at December 31, 2015, there are 62,782 outstanding options, which are also subject to performance conditions that were not met as of December 31, 2015. Immediately upon exercise, the ordinary shares issued will have the same rights as all other ordinary shares.  In general, any option not exercised within 10 years from the grant date or within three months from the termination of employment will expire, unless extended by the Board of Directors.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS
NOTE 9 - SHAREHOLDERS' EQUITY (continued):

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

The fair value of options granted during the years ended December 31, 2015, 2014 and 2013 was $2.75, $3.57 and $2.02, respectively.

The fair value of each option granted is estimated on the date of grant using the binomial option-pricing model, with the following assumptions:

	Year ended December 31
	2015	2014	2013
Dividend yield	0%	0%	0%
Expected volatility	64%	71%	67%
Risk-free interest rate	2.07%	2.44%	1.8%
Contractual term	10 years	10 years	10 years
Early exercise multiple	178%-203%	178%-203%	215% -246%

The expected volatility is based on the historical volatility of comparable companies.  The risk-free interest rate assumption is derived from the interest curve for U.S. government bonds for periods corresponding to the life term of the option on the grant date. The early exercise multiple was based on data of comparable companies.

The total unrecognized compensation cost of options granted to employees, directors and service providers (not including compensation cost in respect of restricted shares, see d. below) at December 31, 2015 is $1,677,000 which is expected to be recognized over a period of 3 years.

A summary of share option plans (excluding restricted shares information, see d. below), and related information, under all of the Company's equity incentive plans for the years ended December 31, 2015, 2014 and 2013 are as follows:

Options granted to employees, directors and service providers:

	Year ended December 31
	2015		2014		2013
	Number of shares upon exercise	Weighted average exercise price*	Number of shares upon exercise	Weighted average exercise price*	Number of shares upon exercise	Weighted average exercise price*
Outstanding at the beginning of the year	1,587,612	6.64	1,967,784	2.51	1,866,940	2.13
Granted	347,563	7.38	554,433	13.76	174,420	6.02
Exercised	(175,482)	3.04	(908,169)	1.94	(47,940)	0.15
Forfeited	(87,009)	12.55	(26,436)	9.73	(25,636)	3.12
Outstanding at the end of the year	1,672,684	6.87	1,587,612	6.64	1,967,784	2.51
Exercisable at the end of the year	987,568	4.22	1,039,011	2.87	1,747,532	2.29

* In dollars per share.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 9 - SHAREHOLDERS' EQUITY (continued):

The following table summarizes information concerning outstanding and exercisable options as of December 31, 2015:

	Options outstanding			Options exercisable
				Shares
	Shares upon		Aggregate	upon		Aggregate
	exercise of	Weighted	intrinsic	exercise of	Weighted	intrinsic
	options	average	value	options	average	value
	outstanding	remaining	(U.S.	outstanding	remaining	(U.S.
Exercise	at end of	contractual	dollars in	at end of	contractual	dollars in
prices *	year	life	thousands)	year	life	thousands)
0.0001	47,600	1.79	467	47,600	1.79	467
1.47	193,800	2.62	1,614	193,800	2.62	1,614
3.12	528,946	4.91	3,533	528,946	4.91	3,533
5.34	89,778	7.26	400	89,778	7.26	400
6.97	185,820	9.03	526	-	-	-
7.84	140,162	9.01	275	-	-	-
8.35	3,750	9.58	6	-	-	-
13.76	469,228	8.62	-	120,644	8.62	-
14	13,600	7.76	-	6,800	7.76	-
	1,672,684	6.56	6,821	987,568	5.00	6,014

* In dollars per share

The aggregate intrinsic value in the above table represents the total pre-tax intrinsic value, based on the Company's closing share price of $9.80 on December 31, 2015, less the exercise price. This represents the potential amount receivable by the option holders had all option holders exercised their options as of such date.

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

The fair value of restricted shares is estimated based on the market value of the Company's stock on the date of grant. The Company recorded an expense of $412,000, $412,000 and $377,000 for the years ended December 31 2015, 2014 and 2013, respectively in respect of such restricted shares. The total unrecognized compensation expense in respect of such restricted shares at December 31, 2015 is $514,000, which is expected to be recognized over a period of 1.25 years.

In November 2013, in connection with the closing of the IPO, the Company's Board of Directors approved a grant of 9,520 fully vested restricted shares to the previous Vice Chairman of the Board of Directors.  The Company recorded an expense of $294,000 in the fourth quarter of 2013 in respect of such restricted shares.  Such shares were issued in January 2014.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 9 - SHAREHOLDERS' EQUITY (continued):

In August 2014, the Company's Board of Directors approved a grant of 277,249 restricted share units to the Company's employees. The restricted share units are subject to vesting over four years commencing on August 15, 2014. The fair value of these restricted share units is estimated based on the market value of the Company's stock on the date of award. The Company recorded an expense of $397,000 and $170,000 for the years ended December 31, 2015 and 2014, respectively in respect of such restricted share units. The total unrecognized compensation expense in respect of such restricted shares units at December 31, 2015 is $1,042,000, which is expected to be recognized over a period of 2.6 years.

In January and February 2015, the Company granted 160,398 restricted share units to the Company's employees of which 129,007 are subject to vesting over four years commencing on January 1, 2015 and 31,391 are also subject to performance conditions that were not met as of December 31, 2015. The fair value of the 129,007 restricted share units is estimated based on the market value of the Company's stock on the date of award. The Company recorded an expense of $153,000 in the year ended December 31, 2015 in respect of such restricted share units. The total unrecognized compensation expense in respect of such restricted shares units at December 31, 2015 is $482,000, which is expected to be recognized over a period of 3 years.

In February and July 2015, the Company granted 7,500 restricted share units to two of its directors. The restricted share units will vest upon the Company's annual meeting of shareholders in 2016. The fair value of these restricted share units is estimated based on the market value of the Company's stock on the date of award. The Company recorded an expense of $24,000 in the year ended December 31, 2015 in respect of such restricted share units. The total unrecognized compensation expense in respect of such restricted shares units at December 31, 2015 is $21,000, which is expected to be recognized in 2016.

A summary of restricted share units' information for the year ended December 31, 2015:

Number of restricted share units upon exercise
Outstanding at the beginning of the year	269,231
Granted	167,898
Vested	(60,344)
Forfeited	(43,511)
Outstanding at the end of the year	333,274

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 9 - SHAREHOLDERS' EQUITY (continued):

d.
Share based compensation expense

The following table illustrates the effect of share-based compensation (including restricted shares and restricted share units information) expense on the consolidated statement of operations and comprehensive income:

	Year ended December 31
	2015	2014	2013
	U.S. dollars in thousands
Cost of revenues	$108	$51	$32
Research and development expenses -net	255	103	56
Selling and marketing expenses	362	146	77
General and administrative expenses	908	552	944
	$1,633	$852	$1,109

e.	Accumulated other comprehensive loss:

	December 31
	2015	2014	2013
	U.S. dollars in thousands
Unrealized loss on marketable securities*	$(284)	$(125)
Currency translation adjustment	(275)	(177)	$25
Unrealized gain (loss) from cash flow hedge**	88	238	(90)
	$(471)	$(64)	$(65)

*
In the year ended December 31, 2015, an amount of $108,000 in respect of unrealized loss from marketable securities was reclassified from accumulated other comprehensive income into financial expenses.

**
In the year ended December 31, 2014, amounts of $60,000 and $470,000 in respect of unrealized gain (loss) from cash flow hedge were reclassified from accumulated other comprehensive income into financial income and revenues, respectively.

In the year ended December 31, 2015, an amount of $939,000 in respect of unrealized gain from cash flow hedge was reclassified from accumulated other comprehensive income into revenues.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 10 - TAXES ON INCOME:

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

In January 2016, the Amendment of the Income Tax Ordinance (No. 216), 2016, was published and set the reduction of the corporate tax, starting in 2016 and thereafter, from 26.5% to 25%.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 10 - TAXES ON INCOME (continued):

3)
Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law")

Under the Investment Law, including Amendment No. 60 to the Investment Law that was published in April 2005, by virtue of the Approved Enterprise or Benefited Enterprise status granted to certain of its production facilities the Company is entitled to various tax benefits.

The main benefit arising from such status is the reduction in tax rates on income derived from an Approved Enterprise. Income derived from Approved or Benefited Enterprises is tax exempt for a period of up to ten years period of benefits. The period of tax benefits, as described above, is subject to limitations of the earlier of 12 years from the commencement of production, or 14 years from the date of approval. As of December 31, 2015, the period of benefits has not yet commenced.

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

As of December 31, 2015, the Company decided not to adopt the application of Amendment 68.

5)	Losses for tax purposes, carried forward to future years Carryforward tax losses of the Company at December 31, 2015, approximated $5 million and can be carried forward without expiration.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 10 - TAXES ON INCOME (continued):

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

d.	Income before income taxes is composed of the following:

	Year ended December 31
	2015	2014	2013
	U.S. dollars In thousands
Israel	$5,742	$7,138	$10,414
Non-Israeli subsidiaries	903	653	814
	$6,645	$7,791	$11,228

e.	Taxes on income - current -
non-Israeli subsidiaries	$407	$406	$324

f.	Uncertain tax positions As of December 31, 2015 and 2014, the Company had not accrued a provision for uncertain tax positions.

g.
Deferred income taxes

Deferred taxes are computed using the tax rates expected to be in effect when those differences reverse.  Since the Company is entitled to a tax exemption for a period of ten years, the tax rate used in computation of deferred taxes on its carry forward losses and timing differences is zero.

h.	Reconciliation of theoretical tax expense to actual tax expense:

	Year ended December 31
	2015	2014	2013
	U.S. dollars in thousands
Income before taxes on income	$6,645	$7,791	$11,228
Theoretical tax expenses (benefit) at the statutory rate (2013 – 25%; 2014 and 2015-26.5%)	1,761	2,065	2,807
Increase (decrease) in taxes on income due to:
Computation of deferred taxes at a rate, which is different than statutory rate	(1,194)	(1,314)	(2,033)
Difference between income reported for tax purposes and income for financial reporting purposes – mainly dollar – NIS differences	(738)	(675)	(754)
Non-deductible expenses- mainly share-based compensation expense	452	256	183
Different effective tax rates applicable to the subsidiaries	126	74	121
	$407	$406	$324

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 11 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

	December 31
	2015	2014
	U.S. dollars in thousands
a. Accounts receivable - other:
Advance to supplier	$71	$128
Institutions	1,291	1,126
Chief Scientist	54	65
Fair value of derivatives	423	905
Prepaid expenses and sundry	519	886
	$2,358	$3,110
b. Accounts payable and accruals - other:
Employees and payroll related institutions	$1,541	$727
Provision for vacation and recreation pay	468	402
Royalties payable	106	93
Fair value of derivatives	45	217
Accrued expenses and sundry	3,267	2,130
	$5,427	$3,569

	Year ended December 31
	2015	2014	2013
	U.S. dollars in thousands
c. Research and development expenses - net:
Total expenses	$6,275	$6,131	$6,144
Less - participation and grants	126	145	197
	$6,149	$5,986	$5,947
d. Financial income (expenses) - net:
Interest expenses and other bank charges	$(152)	$(139)	$(595)
Interest income	601	332	50
Foreign exchange gain (losses) – net	(311)	276	(82)
Gain in respect of derivatives – net	333	30	96
	$471	$499	$(531)

NOTE 12 - FAIR VALUE MEASUREMENT

Financial items carried at fair value as of December 31, 2015 and 2014 are classified in the tables below in one of the three categories described in Note 1r:

	December 31, 2015
	U.S. dollars in thousands
	Level 1	Level 2
Cash and cash equivalents - cash deposits	$21,987
Marketable securities - debt securities	37,369
Derivatives:
Forward contracts and currency options (current liabilities) designated as hedging instruments		$(42)
Currency options (current liabilities)		(3)
Forward contracts and currency options (current assets) designated as hedging instruments		417
Currency options (current assets)		6
	$59,356	$378

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 12 - FAIR VALUE MEASUREMENT (continued):

	December 31, 2014
	U.S. dollars in thousands
	Level 1	Level 2

Cash and cash equivalents - cash deposits	$10,315
Marketable securities - debt securities	37,230
Derivatives:
Interest rate swap (liabilities)		$(19)
Forward contracts and currency options (current liabilities) designated as hedging instruments		(39)
Currency options (current liabilities)		(159)
Forward contracts and currency options (current assets) designated as hedging instruments		807
Currency options (current assets)		98
	$47,545	$688

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

In December 2015 and 2014, the Company entered into forward exchange contracts in respect of forecasted sales transactions at a notional amount of €8.5 million and €7.6 million, respectively (approximately $9.2 million at December 31, 2015).

Such transactions were entered into to reduce the exposure from sales denominated in euros. These transactions qualify for cash flow hedge accounting.

In August 2015 the Company entered into collar deal contracts in respect of forecasted operating expenses at a notional amount of NIS 33 million (approximately $8.7 million at December 31, 2015).Such transactions were entered into to reduce the exposure from expenses denominated in NIS. These transactions qualify for cash flow hedge accounting.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 13 - MARKETABLE SECURITIES:

a.	Available-for-sale securities

Available-for-sale securities are comprised of debt securities.

As of December 31, 2015 and 2014 the fair value, amortized cost and gross unrealized holding gains and losses of such securities are as follows:

	Fair value	Amortized cost	Unrealized holding gains	Unrealized holding losses
	U.S. dollars in thousands

December 31, 2015	$37,369	$37,653	$69	$353
December 31, 2014	$37,230	$37,355	$32	$157

Investments in marketable securities are classified based on the remaining period until maturity.

b.	Contractual maturities

The contractual maturities of debt securities at December 31, 2015 are as follows:

U.S. dollars in thousands
2016	$6,009
2017	16,734
2018	3,462
2019 and thereafter	11,164
$37,369

NOTE 14 - RELATED PARTIES:

	Year ended December 31
	2015	2014	2013
	U.S. dollars in thousands
Directors' fees	$375	$246	$143

At December 31, 2015, there were 168,754 options outstanding with an average exercise price of $4.64 that were granted to directors. At December 31, 2015, 135,166 out of these options were exercisable. As to restricted shares and restricted share units granted to the directors, see Note 9c.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15 - EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years indicated (in thousands, except per share amounts):

	Year ended December 31
	2015	2014	2013
Basic earnings per share:
Net income	$6,683	$7,838	$11,395
Amount allocated to participating preferred shareholders			(6,439)
Net income applicable to ordinary shareholders –basic	$6,683	$7,838	$4,956
Weighted average ordinary shares outstanding	22,506,955	21,902,057	7,544,387
Basic earnings per share	$0.30	$0.36	$0.66

Diluted earnings per share:
Net income applicable to ordinary shareholders – diluted	$6,683	$7,838	$4,956
Weighted average number of shares used in the computation of basic earnings per share	22,506,955	21,902,057	7,544,387
Add -
additional shares from the assumed exercise of employee options, restricted shares and restricted share units vesting	775,910	1,308,516	1,742,069
Weighted average number of shares used in the computation of diluted earnings per share	23,282,865	23,210,573	9,286,456
Diluted earnings per share	$0.29	$0.34	$0.53

For the year ended December 31, 2015, 881,733 options, 77,996 restricted shares and 31,391 restricted share units to employees and directors were excluded from the calculation of the diluted earnings per share for the year since their effect was anti-dilutive or certain performance conditions were not satisfied at the end of the year.

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