Form 20-F
period 2016-12-31
Enzymotec Ltd.
filed 2017-03-16
CIK 1578809

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ______ to ______

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report_______________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2016: 22,852,544 ordinary shares, NIS 0.01 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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

   Yes ☒   No ☐

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

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐ No ☒

PRELIMINARY NOTES

Introduction

         As used herein, and unless the context suggests otherwise, the terms “Enzymotec,” “we,” “us,” “our,” the “Company” and similar designations refer to Enzymotec Ltd. and its wholly-owned subsidiaries, Enzymotec USA, Inc., VAYA Pharma, Inc., Enzymotec Australia Pty Ltd., VAYA Pharma Hong-Kong Limited and Enzymotec Singapore PTE Ltd., and, where the context so requires, its 80%-owned subsidiary VAYA Pharma Pte Ltd., a Singapore company, or its 50%-owned joint venture, Advanced Lipids AB, a Swedish company. Additionally, the term “AL” refers to Advanced Lipids AB. In this document, references to “NIS” or “shekels” are to New Israeli Shekels, and references to “dollars” or “$” refer to U.S. dollars.

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

Market and Industry Data and Forecasts

         This annual report on Form 20-F, or the annual report, includes statistical data, market data and other industry data and forecasts, which we obtained from market research, publicly available information and independent industry publications and reports that we believe to be reliable sources.

Special Note Regarding Forward-Looking Statements

         This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. These statements include, but are not limited to, statements regarding:

•	our ability to compete in the markets in which we sell or AL sells our products, due to customer concentration, governmental regulation and current and potential competition;

•	our ability to effectively operate through our joint ventures, including through maintaining our relationship with our Swedish partner in our AL joint venture;

•	our ability to maintain and expand relationships with our existing customers, who generally do not enter into long-term purchase commitments with us, and to develop relationships with new customers;

i

•	our ability to obtain raw materials and manage our raw materials inventories and related costs;

•	our ability to comply with existing or new regulations and the impact of government regulations on our business.

•	our expectations regarding future growth, including our ability to develop and commercialize new products, industry trends and the performance of competing manufacturers;

•	our ability to maintain and strengthen our reputation and the acceptance of our products;

•	our expectations regarding our regulatory efforts and other regulatory initiatives with respect to our products and their raw materials;

•	our expectations regarding the outcome of litigation or other legal proceedings;

•	our reliance on third party distributors for the marketing, distribution and commercialization of our products; and

•	our ability to hire and retain experienced management, and professional experts and transition to a new President and Chief Executive Officer.

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

            You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. All of the forward-looking statements included in this annual report are based on information available to us as of the date of this annual report, and speak only as of the date hereof. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this annual report, to conform these statements to actual results or to changes in our expectations.

ii

TABLE OF CONTENTS

Part I		1
ITEM 1:	Identity of Directors, Senior Management and Advisers	1
ITEM 2:	Offer Statistics and Expected Timetable	1
ITEM 3:	Key Information	1
	Selected Financial Data	1
	Risk Factors	6
ITEM 4:	Information on the Company	32
	History and Development of the Company	32
	Business Overview	33
	Organizational Structure	49
	Property, Plants and Equipment	49
ITEM 4A	Unresolved Staff Comments	50
ITEM 5:	Operating and Financial Review and Prospects	50
	Operating Results	51
	Liquidity and Capital Resources	64
	Research and Development, Patents and Licenses	65
	Trend Information	68
	Off-Balance Sheet Arrangements	68
	Contractual Obligations	68
ITEM 6:	Directors, Senior Management and Employees	69
	Directors and Senior Management	69
	Compensation of Officers and Directors	73
	Board Practices	76
	Employees	86
	Share Ownership	87
ITEM 7:	Major Shareholders and Related Party Transactions	87
	Major Shareholders	87
	Related Party Transactions	90
ITEM 8:	Financial Information	92
	Consolidated Financial Statements and Other Financial Information	92
	Significant Changes	92

ITEM 9:	The Offer and Listing	93
	Offer and Listing Details	93
	Plan of Distribution	94
	Markets	94
	Selling Shareholders	94
	Dilution	94
	Expenses of the Issue	94
ITEM 10:	Additional Information	94
	Share Capital	94
	Memorandum of Association and Articles of Association	94
	Material Contracts	99
	Exchange Controls	99
	Taxation	99
	Documents on Display	111
ITEM 11:	Quantitative and Qualitative Disclosures about Market Risk	112
ITEM 12:	Description of Securities Other than Equity Securities	113

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2: Offer Statistics and Expected Timetable

Not applicable.

ITEM 3: Key Information

A.	Selected Financial Data

The following tables set forth our selected consolidated financial data, which is derived from our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP. You should read the following selected consolidated financial data in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included in Item 8 of this annual report, or the financial statements. The selected consolidated statements of operations data for the years ended December 31, 2014, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015 and 2016 are derived from our audited consolidated financial statements. The selected consolidated statements of operations data for the years ended December 31, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012, 2013 and 2014 have been derived from our previously reported audited consolidated financial statements which are not included in this annual report.

You should read this selected financial data in conjunction with, and it is qualified in its entirety by reference to, our historical financial information and other information provided in this annual report including “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, included elsewhere in this annual report. The historical results set forth below are not necessarily indicative of the results to be expected in future periods.

	Year ended December 31,
	2012	2013	2014	2015	2016
	(in thousands, except share and per share data)
Consolidated statements of operations data:
Net revenues	$37,867	$64,975	$47,103	$50,391	$47,696
Cost of revenues	19,815	32,110	18,316	19,635	17,709
Gross profit	18,052	32,865	28,787	30,756	29,987
Operating expenses:
Research and development, net	4,611	5,947	5,986	6,149	7,369
Selling and marketing	5,191	6,725	8,034	11,425	17,761
General and administrative	2,935	8,434	7,475	7,008	7,971
Total operating expenses	12,737	21,106	21,495	24,582	33,101

Operating income (loss)	5,315	11,759	7,292	6,174	(3,114)
Financial income (expenses), net	(539)	(531)	499	471	257
Income (loss) before taxes on income	4,776	11,228	7,791	6,645	(2,857)
Taxes on income	(180)	(324)	(406)	(407)	(458)
Share in profits of equity investee	186	491	453	445	392
Net income (loss)	$4,782	$11,395	$7,838	$6,683	$(2,923)

Earnings (loss) per ordinary share:(1)
Basic	$0.33	$0.66	$0.36	$0.30	$(0.13)
Diluted	$0.28	$0.53	$0.34	$0.29	$(0.13)
Weighted average number of ordinary shares used in computing earnings (loss) per ordinary share:(1)
Basic	2,996,624	7,544,387	21,902,057	22,506,955	22,739,181
Diluted	3,461,877	9,286,456	23,210,573	23,282,865	22,739,181

	As of December 31,
	2012	2013	2014	2015	2016
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$2,729	$74,430	$10,315	$21,987	$7,581
Current assets	26,649	107,899	70,343	84,167	80,911
Current liabilities	11,546	16,996	8,828	10,956	8,929
Total assets	50,970	136,373	138,250	148,926	146,929
Total debt	5,900	4,200	-	-	-
Total liabilities	16,789	18,470	9,978	12,209	10,349
Shareholders’ equity	$34,181	$117,903	$128,272	$136,717	$136,600

	Year ended December 31,
	2014	2015	2016
	(in thousands)
Supplemental financial data:
Adjusted EBITDA(2)	11,420	$10,709	$4,198
Non-GAAP net income (2)	9,083	8,316	1,146
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

Segment Data

The following tables summarize segment data for the years ended December 31, 2014, 2015 and 2016, which is derived from Note 5 to our consolidated financial statements included elsewhere in this annual report. The financial information included in this table under the heading “Nutrition segment” includes the results of operations of AL using the proportionate consolidation method. While under the equity method used in the presentation of our consolidated statements of operations, we recognize our share in the net results of AL as a share in profits of equity investee, under U.S. GAAP, for purposes of segment reporting, we are required to present our results of operations on the same basis provided to and utilized by management to analyze the relevant segment’s results of operations, which is achieved using the proportionate consolidation method of reporting. Under the proportionate consolidation method, we recognize our proportionate share of the gross revenues of AL and record our proportionate share of the joint venture’s costs of production in our statement of operations. For more information regarding the accounting treatment of AL in our consolidated and segment statements of operations, see “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Joint venture accounting.”

	Year ended December 31, 2014
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	(in thousands)
Net revenues	$55,815	$5,641	$61,456	$(14,353)	$47,103
Cost of revenues(2)	30,605	1,435	32,040	(13,775)	18,265
Gross profit(2)	25,210	4,206	29,416	(578)	28,838
Operating expenses(3)	13,347	6,957	20,304	(3)	20,301
Depreciation and amortization	2,112	196	2,308
Adjusted EBITDA(5)	$13,975	$(2,555)	$11,420

	Year ended December 31, 2015
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	(in thousands)
Net revenues	$54,163	$8,471	$62,634	$(12,243)	$50,391
Cost of revenues(2)	29,686	1,506	31,192	(11,665)	19,527
Gross profit(2)	24,477	6,965	31,442	(578)	30,864
Operating expenses(2)	12,704	10,356	23,060	(3)	23,057
Depreciation and amortization	2,127	200	2,327
Adjusted EBITDA(5)	$13,900	$(3,191)	$10,709

	Year ended December 31, 2016
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	(in thousands)
Net revenues	$49,658	$11,214	$60,872	$(13,176)	$47,696
Cost of revenues(2)	27,847	2,382	30,229	(12,660)	17,569
Gross profit(2)	21,811	8,832	30,643	(516)	30,127
Operating expenses(4)	11,581	17,591	29,172		29,172
Depreciation and amortization	2,237	490	2,727
Adjusted EBITDA(5)	$12,467	$(8,269)	$4,198

____________________
(1)	Represents the change from proportionate consolidation to the equity method of accounting.
(2)	Includes depreciation and amortization, but excludes share-based compensation expense.
(3)	Includes depreciation and amortization, but excludes share-based compensation expense and secondary offering expenses.
(4)	Includes depreciation and amortization, but excludes share-based compensation expense, provision for bad debt related to payment intermediator and business development related expenses.
(5)	Adjusted EBITDA is a non-GAAP financial measure. For a definition and a reconciliation of adjusted EBITDA to our net income, see “— Non-GAAP Financial Measures” below.

Non-GAAP Financial Measures

Adjusted EBITDA and non-GAAP net income are metrics used by management to measure operating performance. Adjusted EBITDA represents net income (loss) excluding (a) financial income (expenses), net, (b) taxes on income, (c) depreciation and amortization, (d) share-based compensation expense and (e) other unusual income or expenses and after giving effect to the change from the equity method of accounting for our joint venture to the proportionate consolidation method. Non-GAAP net income represents net income (loss) excluding (i) share-based compensation expense and (ii) other unusual income or expenses.

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

Adjusted EBITDA and non-GAAP net income are not measures of our financial performance under U.S. GAAP and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with U.S. GAAP or as alternatives to cash flow from operating activities as measures of our profitability or liquidity. Adjusted EBITDA and non-GAAP net income have limitations as analytical tools, and you should not consider these financial measures in isolation or as a substitute for, or superior to, an analysis of our results as reported under U.S. GAAP, because the excluded or included items may have significant effects on our operating results and financial condition. The limitations of these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without reflecting all events during a period and may not provide a comparable view of our performance to other companies in our industry. When evaluating our performance, you should consider adjusted EBITDA and non-GAAP net income alongside other financial performance measures, including cash flow metrics, net income (loss), operating income (loss) and our other U.S. GAAP results.

The following table presents a reconciliation of adjusted EBITDA to net income (loss) for each of the periods indicated:

	Year ended December 31,
	2014	2015	2016
	($ in thousands)
Reconciliation of adjusted EBITDA to net income (loss):
Adjusted EBITDA	$11,420	$10,709	$4,198
Accounting for joint venture	(575)	(575)	(516)
Depreciation and amortization	(2,308)	(2,327)	(2,727)
Secondary offering related expenses	(393)	―	―
Business development related expenses	―	―	(554)
Provision for bad debt related to payment intermediator	―	―	(935)
Share-based compensation expense	(852)	(1,633)	(2,580)
Operating income (loss)	7,292	6,174	(3,114)
Financial income, net	499	471	257
Income (loss) before taxes on income	7,791	6,645	(2,857)
Taxes on income	(406)	(407)	(458)
Share in profits of equity investee	453	445	392
Net income (loss)	$7,838	$6,683	$(2,923)

The following table presents a reconciliation of non-GAAP net income to net income (loss) for each of the periods indicated:

	Year ended December 31,
	2014	2015	2016
	($ in thousands)
Reconciliation of net income (loss) to non-GAAP net income:
Net income (loss)	$7,838	$6,683	$(2,923)
Business development related expenses	―	―	554
Provision for bad debt related to payment intermediator	―	―	935
Secondary offering related expenses	393	―	―
Share-based compensation expense	852	1,633	2,580
Non-GAAP net income	$9,083	$8,316	$1,146

The following table presents a reconciliation of Non-GAAP diluted earnings per share to GAAP diluted earnings (loss) per share:

	Year ended December 31,
	2014	2015	2016
	(U.S. dollars)
Reconciliation of diluted earnings (loss) per share to non-GAAP diluted earnings per share:
Diluted earnings (loss) per share	$0.34	$0.29	$(0.13)
Business development related expenses	―	―	0.02
Provision for bad debt related to payment intermediator	―	―	0.04
Secondary offering related expenses	0.01	―	―
Share-based compensation expense	0.04	0.07	0.12
Non-GAAP diluted earnings per share	$0.39	$0.36	$0.05

B.	Capitalization and Indebtedness Not applicable.

C.	Reasons for the Offer and Use of Proceeds Not applicable.

D.	Risk Factors

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

Risks relating to our business and industry

A high proportion of the sales of the InFat product is to our customers who then use it in their infant formula products sold to end users in China and therefore our revenues are subject to the effects of Chinese market trends and competition, including competition from locally produced products that are not subject to import taxes.

In 2016, sales of InFat, the infant formula ingredient product sold by our joint venture. AL, accounted for 31.7% of our total net revenues (or 46.5% of our total segment net revenues). In 2016, we estimate that the vast majority of total InFat net revenues were attributable to sales directly or indirectly into China. Sales of InFat are spread among a number of different non-Chinese manufacturers of infant formula that primarily produce products containing InFat for Chinese infant formula brands, as well as a number of different Chinese local manufacturers of infant formula. The infant nutrition products produced by such manufacturers using InFat may be sold under the manufacturers’ brand names, or may be manufactured by one or more manufacturers and then sold by third parties under the third parties’ brand names.

While InFat is not currently produced in China or another country that has a free trade arrangement with China, competitors are producing their products in territories that have trade arrangement with China. These competitors, and local Chinese infant formula manufacturers, benefit from relatively high import taxes on infant formula products and ingredients imported into China that are imposed on InFat. Our ability to compete effectively with pricing offered by existing or future competitors who manufacture their products in China or in territories that have trade arrangement with China and are not subject to import taxes could be limited, which could have an adverse effect on our results of operations and financial condition.

In addition, the Chinese market for infant formula has been experiencing shifts in consumer purchasing habits and has seen a transition in sales channels from traditional commerce to e-commerce. We are dependent on the ability of our customers who manufacture and sell infant nutrition products in China using InFat to adapt and react to such trends and our ability to sell our products to new customers whose business model is consistent with the consumer purchasing trends. In the past, some of our customers in China have not been able to shift from traditional commerce in a timely and efficient manner in order to effectively sell their products via e-commerce channels. If our customers are unable to effectively market products with InFat through prevailing commercial channels, our results of operations may be further adversely affected.

We are subject to a degree of customer concentration and our customers do not enter into long-term purchase commitments with us.

During the year ended December 31, 2016, our twelve largest customers accounted for approximately half of our revenues.  Our customers generally do not enter long-term purchase commitments with us and we may therefore have limited insight into their future purchasing plans. Our largest customers may determine to lower their purchasers or cease purchasing our products completely. For example, one of our largest purchasers of krill products, which accounted for 15% of our revenues in 2013, purchased our products at significantly lower levels in 2014 through 2016. Even if a significant customer continues to purchase our products at the same or a greater level, their decision to defer purchases, even for a few weeks, could materially adversely impact our results of operations in a particular quarter and can result in quarter-to-quarter variability in our financial results.  For example, some of AL’s customers in China deferred purchases from AL, which had an adverse effect on our quarterly results during 2015 and 2016. The success or failure (losing market share, for example) of just a few of our customers’ businesses could have a material effect on our business, financial condition and results of operations.  Our business may not develop in a manner that would make us less reliant on a small number of large customers. Our results of operations may be materially adversely affected if a significant customer elects to stop purchasing our products and we are unable to find new purchasers to offset the loss of that customer.

New Chinese regulations relating to infant formula came into force on October 2016 and others are constantly evaluated. These regulatory changes affecting the ability of our customers to market infant nutrition products containing InFat could adversely affect our revenues and results of operations.

China is continually examining and changing the regulations applicable to infant formula and nutrition, including specifically the regulations applicable to the infant formula manufacturers who purchase InFat.  In October 2016, new regulations came into force in China (with a grace period that will end in January 2018) which, will limit infant formula manufacturers to manufacturing a maximum of three product lines and required that the recipe for each product line be distinctly different from the other recipes of the same stage.  Pre-approval of the China Food and Drug Administration, or CFDA, is required with respect to these new regulations. All manufacturing plants must be pre-approved by the Chinese Certification and Accreditation Administration, or CNCA, and labelling requirements have been tightened, with the current requirement to register each infant formula product prior to January 2018. We believe that such regulations will result in a decrease in the number of distinct infant formula products in China and manufacturers will have to make a determination as to which infant formula products they will produce. As these regulations have recently come into force, we cannot predict whether manufacturers (including those who already do so) will produce infant formulas containing InFat in order to have a distinct product line or if the limited number of product lines will result in fewer manufacturers including premium ingredients such as InFat. If one or or more manufacturers who currently use InFat in one of their infant formula products determine to cease marketing such product or other manufacters determine not to include InFat in one of the three product lines they are permitted to produce, sales of InFat may be adversely affected. In addition, we estimate that, from time to time, we will see further proposed regulations in China that aim, among other things, to improve public safety, regulate marketing claims consolidate product lines, upgrade production conditions and promote product heterogeneity.  For example, there is a proposed regulation that limits the ability of persons to make claims about the benefits of sn-2 palmitate (the scientific name of the InFat product) and dictates the techniques to measure sn-2 palmitate content in infant formula, which are different from current market standards. The existing regulations, and new proposed regulations, if ultimately adopted, may inhibit use by our customers of certain currently used marketing claims or limit the number of distinct infant formula products using InFat, which could have a materially negative effect on our revenues and results of operations.  Furthermore, we cannot predict whether China will implement any further or different regulations of infant formula and nutrition, which could have a materially negative effect on our revenues and results of operations.

We rely on AarhusKarlshamn AB, or AAK, our Swedish joint venture partner, to procure raw materials and for the manufacture of InFat. While all of AAK’s claims in arbitration initiated against us by AAK were rejected in February 2016, the arbitration has strained our relationship with AAK, and we cannot assure you that tensions and disagreements will be resolved or that the relationship will remain unchanged or will continue.

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

    In May 2014, AAK submitted a claim for arbitration against us to the International Chamber of Commerce, or the ICC, seeking a declaration that our disclosures in connection with our initial public offering constituted a material and intentional breach of the non-disclosure obligations related to AL contained in the joint venture agreement. We subsequently brought counterclaims against AAK in the arbitration.  In two separate decisions by the ICC tribunal issued in February and May 2016, the tribunal rejected, in their entirety, AAK’s requests for declaratory relief in connection with alleged breaches by the Company of the joint venture agreement’s non-disclosure obligations and all relief we requested with respect to our counterclaims against AAK. For more information, see “Item 8.A. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings.”

While the operations of the joint venture generally continued in their ordinary course during and since the arbitration, the arbitration has strained the relationship of the Company and AAK, resulting in disagreements between the parties with respect to operational matters and the extent to which the handling of these matters serves the best interests of AL. We cannot assure you that these tensions and disagreements will be resolved now that the arbitration has concluded. AAK may also have economic or business interests or goals that are inconsistent with ours. If our relationship with AAK were to deteriorate, it could adversely affect our sales of InFat, which could have a material adverse effect on our results of operations and financial condition.

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

A considerable portion of our inventories, including a major part of the raw materials used in the production of our products, as well as final products, are comprised of compounds that are subject to relatively high levels of decomposition, contamination, oxidization and other damaging processes or events. In particular, we currently have a significant inventory of frozen krill and resin. The value of such inventories once subject to obsolecence, decomposition, contamination or oxidization, for example, is greatly reduced to the point that it may become worthless.  For example, during 2016, we wrote-off $2.0 million in inventory that has or will become obsolete.  Further reduction in our sales may lead to additional inventory becoming obsolete and therefore written-off. We maintain our inventory in conditions suited for their specifications at storage facilities operated by us or by third party vendors; however, in light of the relative sensitivity of these materials, it is possible that our failure to timely use such inventory or a single event or a conjunction of several events will lead to a considerable reduction of the value of our inventory, which would adversely affect our financial condition and results of operations.

Our inability to manage our inventory levels, in particular our high level of inventory relative to sales of our products, may have an adverse effect on our profitability.

In the past, we purchased significant amounts of raw materials, particularly krill, in anticipation of potential customer needs and in order to ensure that we would have the raw materials necessary to produce our products.  As customer demand has changed with respect to some of our products, our current inventory levels are higher than necessary for our manufacturing needs.  Accordingly, it may take a number of years until we use our current inventory to manufacture our products.  Higher inventory results in increased storage costs and expenses related to additional personnel required to manage the inventory.  In addition, our failure to use the inventory in a timely manner could result in inventory write-offs to reflect value decreases over time.  For example, during 2016, we wrote-off $2.0 million in inventory values as it was determined that we could not use this inventory in production. Further reduction in our sales may lead to additional inventory becoming obsolete and therefore written-off. If we are unable to effectively manage inventory levels, we may have to sell large portions of inventory at amounts less than their carrying value or write down or otherwise dispose of a significant part of inventory, which could materially adversely affrect our gross profit, operating income, and net income levels during the period in which such event or events occur.

A significant portion of the sales of our InFat product is to a small number of customers. If any one or more of these customers were to lose market share, suffer financially, stop using InFat in all or a significant portion of the infant nutrition products sold under its brand name or use a competitor’s ingredient instead of ours, our business, financial condition and results of operations could be materially adversely affected.

        In 2016, we estimate that approximately 20% of total InFat net revenues were attributable to sales in China by, and under the brand name of, Biostime International Holdings Ltd., or Biostime, a large Chinese pediatric nutrition company.  In addition, approximately 50% of total InFat net revenues were attributable to three customers. Regulatory changes and market trends in China in recent years with respect to the production of infant formula adversely impacted some of AL’s customers, including Biostime and some of our other customers, reducing their sales and resulting in a decrease in sales of InFat which is an ingredient in AL’s customers’ infant formula.  Further regulatory changes may also negatively affect our revenues and results of operations.

In addition, Chinese authorities have conducted investigations and levied fines related to alleged price fixing by infant nutrition companies including Biostime and may do so in the future. To the extent that there are future investigations regarding alleged anti-competitive practices by our end customers, their reputations and results of operations could be harmed, which in turn could adversely impact our business, financial condition and results of operations.  Furthermore, the percentage of our net revenues attribute to sales in China by, and under the brand name of, Biostime decreased in 2016. We believe this is due to greater online sales of infant nutrition products in China compared to supermarkets and health stores. If Biostime were, for any reason, to suffer further decreases in sales, cease operations or discontinue the inclusion of the InFat ingredient in all or a significant portion of the infant nutrition products sold under its brand name, or if Biostime or other Chinese pediatric nutrition companies were to use a competitor’s ingredient, this could significantly adversely affect sales of the InFat product, which could materially adversely impact our business, financial condition and results of operations.

The demand for premium products based on omega-3, and, in particular, krill oil, has declined in the past and may decline in the future. This decrease, together with a significant increase in capacity by competing manufacturers of these products, has resulted in, and may continue to cause, intense competition and price pressure, which could impair our ability to generate revenues in the krill oil market.

Krill oil accounted for 23.2% of our total net revenues (or 18.2% of our total segment net revenues) in 2016. During 2014, demand for premium omega-3 products and especially krill oil products significantly decreased  and eventually it stabilized over 2015 and 2016. At the same time, krill oil suppliers previously increased capacity, which, together with the relatively lower demand for krill oil products, has led to intensified competition and price pressure and erosion.  We cannot provide any assurance that the demand for premium omega-3 products and in particular, krill oil products, which are sold at higher prices than standard omega-3 products, will not decline again in the future, including as a result of changes in consumer preferences and new information and clinical studies.  Even if demand for these products increases again, such increases may not be sustainable or may not be sufficient to meet current available capacity.  A further decrease in demand for krill oil-based products or further price erosion in this market due to overcapacity or other reasons will decrease our revenues and could have a material adverse impact on our business, financial condition and results of operations.

Variations in the cost of raw materials for the production of our products may have a material adverse effect on our business, financial condition and results of operations.

The cost and variability in price of raw materials related to the production of of our products, primarily InFat, is a key factor in the profitability of AL and of our Nutrition segment as a whole. In 2016, the cost of raw materials comprised a majority of the costs of revenues of AL and a substantial part of our overall cost of production in the Nutrition segment. Our main raw materials are vegetable oils, fatty acids, serine, lecithin (marine, soy and sunflower), enzymes and krill meal. Increase in the cost of raw materials could have a material adverse effect on our business, financial condition and results of operations.

Our offering of products as 'medical foods' in the United States may be challenged by regulatory authorities.

The products offered within our VAYA Pharma segment are sold under physician supervision in the United States as 'medical foods' on the basis of their meeting the criteria for 'medical foods' in the Federal Food, Drug, and Cosmetic Act, or the FFDCA, and the Food and Drug Administration, or FDA regulations. The term medical food is defined in the FDCA as a food which is formulated to be consumed or administered enterally under the supervision of a physician and which is intended for the specific dietary management of a disease or condition for which distinctive nutritional requirements, based on recognized scientific principles, are established by medical evaluation. See “— Risks related to government regulation — VAYA Pharma segment” below. Medical foods are not required to undergo premarket review or approval by the FDA.

We believe that our VAYA Pharma products meet the criteria for 'medical foods' established by the FFDCA, and that the labeling and marketing of our medical foods is consistent with FDA regulatory requirements. However, our offering of one or more of these products as 'medical food' could be challenged by the FDA. The FDA has previously issued warning letters to other companies challenging the classification of their products as “medical food.” We believe that these letters indicate that the FDA may be applying a narrower interpretation of what qualifies as a “medical food.” Given this enhanced focus on medical food companies, we cannot provide any assurance that we will not also receive such a letter and the FDA could take the position that one or more of our medical food products may not be lawfully sold in the United States as “medical food.” If such a challenge were to occur, we could incur significant costs responding to such a claim and defending our products’ status as medical foods and ultimately litigation. If we are unable to demonstrate to the FDA’s satisfaction that the product(s) meet the regulatory requirements for “medical foods,” we would need to suspend further sale and distribution of the alleged violative products in, and could be required to withdraw such product or products from the U.S. market. We could seek to re-position the products as “dietary supplements,” a distinct category of “food” under the FFDCA and FDA regulations. This would require new labels, labeling and revised claims for the products, and would impose other regulatory requirements on us not applicable to “medical foods.” The United States is the principal market for the sales of the products of our VAYA Pharma segment and the cessation of such sales, even for a limited period, could have a material adverse effect on our operations, financial situation, operating results and business prospects.

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

We depend on third parties to obtain raw materials, in particular krill, necessary for the production of our products, and we do not intend to enter into purchasing agreements for onboard krill meal in 2017. If we cannot secure sufficient supply sources at competitive prices or need to utilize a greater percentage of frozen krill than anticipated with current inventory levels, our gross profits from the sale of krill oil will be adversely affected.

        We depend on a limited number of third parties to supply krill meal, an essential raw material for the production of our krill oil, which accounted for 23.2% of our total net revenues (or 18.2% of our total segment net revenues) in 2016. Krill are small crustaceans found in oceans throughout the world. In recent years we purchased the majority of the krill meal pursuant to agreements with operators of vessels that harvest Antarctic krill and process it into krill meal onboard. There is only a limited number of vessels capable of producing krill meal onboard. In 2014, we also purchased frozen krill, which, while more expensive to process into krill meal onshore compared to krill from vessels that process krill meal onboard, is more readily obtainable. Due to our current inventory levels, we do not intend to enter into purchasing agreements with vessel operators producing krill meal in 2017. This may have a negative effect on our ability to source krill meal, and thus to produce and ultimately sell krill oil, beyond this year.

Going forward, we cannot give any assurance regarding our ability to secure sufficient supply sources of krill meal at competitive prices, in good quality and upon fair and reasonable contractual terms or successfully implement the logistical changes required. Agreements with owners of fishing vessels are mainly seasonal, as they typically relate to a specific fishing season or trip. Obtaining sufficient quantities of krill oil is also dependent on the quality of krill and respective fat content. Should prices rise or available quantities of high quality krill decrease, our business, financial condition and results of operations may be adversely affected. In addition to krill, certain raw materials used in the production of our products (such as sunflower lecithin) are of limited supply globally, and we may not be successful in obtaining a sufficient amount of these raw materials on reasonable terms or at all.

In the event that we have to increase our reliance on frozen krill, which costs more than krill that is purchased from vessels that process krill meal onboard, our gross profits will be adversely affected. Additionally, frozen krill is subject to relatively high levels of decomposition, contamination, oxidization and other damaging processes or events. It is possible that our failure to use our inventory of frozen krill on a timely basis will lead to a considerable reduction of the value of our inventory, which would adversely affect our financial condition and results of operations.

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

 Business combinations, joint ventures or mergers among our competitors that result in larger competitors with greater resources or distribution networks, or the acquisition of a competitor by a major technology, pharmaceutical or nutrition company seeking to enter the markets in which we operate, could result in increased competition and have a material adverse effect on our business, financial condition and results of operations. We currently compete directly with IOI Loders Croklaan, the producer of Betapol, in the market for sn-2 palmitate. In 2015, IOI Loders Croklaan established a joint veture with Kerry Ingredients, an Ireland-based company with considerable global marketing capabilities, as well as dry-blend capabilities. Although this JV was terminated during 2016, IOI Loders Croklaan continues to produce its sn-2 palmiatate product in Malaysia which has a free trade agreement with China, and therefore may be able to sell its products at a lower price in China compared to InFat. If we are unable to compete successfully with the pricing offered by IOI Loders Croklaan, or by other competitors who create similar business combinations, our revenues and profitability may suffer. In addition, other competitors are developing similar sn-2 palmitate products that they may manufacture in China, or in territories with trade arrangements with China, who are targeting our customers. Such competition can contribute to the price pressure and have an adverse effect on our future results.

The markets in which our InFat product is sold are becoming increasingly competitive.  The InFat product is an ingredient used in the general infant nutrition products market. InFat addresses the sn-2 palmitate market, which currently holds less than 10% share of the infant formula oils market as a whole. In contrast, the majority of the oils used in the infant nutrition market are currently palm-oil based vegetable oil blends, with bovine milk fat also used to some extent. Despite the low market share held by InFat, we believe that if the market for sn-2 palmitate within the infant nutrition market will continue to grow, it may encourage more specialty oil producers to seek to develop and offer competitive products, increasing the level of competition that we face. Such emerging competition may have an adverse effect on the results of our operations due to loss of market share, price erosion and other factors.

In the krill oil market, we primarily compete with Aker BioMarine AS, Neptune Technologies & Bioressources Inc., or Neptune, Rimfrost USA, LLC (a joint venture of Avoca, Inc.) and Olympic Seafood AS.  See “– Risks relating to our business and industry – The demand for products based on omega-3, and, in particular, premium products such as krill oil, has declined in the past and may continue to decline. This decrease, together with a significant increase in capacity by competing manufacturers of these products, has resulted in, and may continue to cause, intense competition and price pressure, which could impair our ability to generate revenues in the krill oil market". In the market for our PS product line, our principal competitors are Chemi Nutraceuticals Inc., Lipoid GmbH and Lipogen Ltd.

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

Our quarterly results of operations have fluctuated in the past and may fluctuate in the future due to variability in our revenues.

Our revenues and other results of operations have fluctuated from quarter to quarter in the past and could continue to fluctuate in the future. With respect to most of our products, our customers generally purchase large quantities on an as-needed basis in anticipation of their own manufacturing and production schedules. Concentration of manufacturing and production times among a number of customers or delays in production or other occurrences which result in delays in purchasing could result in a meaningful shift of revenues from one quarter to the next.

Furthermore, we base our current and future expense levels on our revenue forecasts and operating plans, and our costs are relatively fixed in the short term. Accordingly, we would likely not be able to reduce our costs sufficiently to compensate for an unexpected shortfall in revenues during a particular quarter, and even a relatively small decrease in revenues could disproportionately and adversely affect our financial results for that quarter. The variability and unpredictability of these and other factors could result in our failing to meet financial expectations for a given period.

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

In April 2014, we signed a final settlement and license agreement with Neptune which resulted in the termination and dismissal of the above-mentioned complaints and investigation. According to the settlement and license agreement, we made a one-time settlement payment to Neptune.  In addition, we agreed, among other things, that, in the event that the outcome of an Inter Partes Review, or IPR, in the United States or a post-grant reexamination in Australia for certain agreed claims in Neptune’s patent is unfavorable to us, we will be obligated to pay royalties to Neptune with respect to sales in the United States or Australia, respectively.  In the IPR, the U.S. Patent and Trademark Office, or USPTO, determined that 26 of 28 challenged claims in Neptune’s U.S. Patent No. 8,278,351 are unpatentable. We appealed the USPTO decision regarding the two remaining challenged claims on September 8, 2015. With respect to the Australian proceedings, the Australian Patent Office issued a reexamination report on on October 26, 2016 finding in favor of Neptune. We are currently in the process of preparing our arguments in response to this report. On November 2, 2016, Neptune provided us with a Notice of Default and Termination in respect of the settlement and license agreement based on what it characterized as material breaches. We believe there have not been any material breaches of the settlement agreement and intend to vigorously defend our rights. See “Item 8.A. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings.”

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

A growing portion of our VAYA Pharma products sales in the United States are conducted through an online pharmacy operated by a third party vendor. As this trend continues, we become increasingly reliant on that vendor. A disruption in our vendor's activities for any reason or a determination to replace this vendor could result in difficulties distributing our VAYA Pharma products, loss of revenues and customers for a substantial period which may have a material adverse effect on our business, financial condition, reputation and results of operations.

Further, we have entered into other joint ventures in the past and may enter into other joint ventures in the future. Any current or future joint venture partner may take actions contrary to our policies or objectives, undergo a change of control, experience financial and other difficulties, or be unable or unwilling to fulfill its obligations under the joint venture, each of which may affect our financial condition or results of operations. In addition, no assurance can be given that the actions or decisions of our joint venture partner will not affect our joint venture in a way that hinders our corporate objectives or that causes material adverse effects on our business, financial condition, reputation and results of operations.

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

Our success depends upon the continued service and performance of our senior management and professional experts. The loss of the services of any of these individuals could delay or prevent the continued successful implementation of our business plans, or could otherwise affect our ability to manage our company effectively and to carry out our business plan. Members of our senior management team may resign at any time and there can be no assurance that we will be able to continue to retain such individuals. For example, as previously disclosed, Dr. Ariel Katz, our President and Chief Executive Officer will step down from his position effective April 18, 2017, and other members of management have left the Company over the past few years.  Although we have found a replacement for Dr. Katz and other management members, our business plan and growth may be delayed as these new members of management learn about our business and become integrated into our company.

Additionally, we depend on our ability to attract and retain additional highly qualified and skilled technical, scientific, sales, managerial and finance personnel. Competition for skilled personnel is intense and the unexpected loss of an employee with a particular skill could materially adversely affect our operations until a replacement can be found and trained. Furthermore, although our employee base increased from 195 as of December 31, 2015 to 205 as of December 31, 2016, a significant number of employees left our company during 2016. While they were replaced by newly hired personnel, the loss of valued knowledge, skills and experience may adversely effect our operational and financial results. If we are not able to retain our existing skilled scientific and technical personnel and attract and retain sufficiently additional skilled scientific and technical personnel, as required, for our research and development and manufacturing operations on acceptable terms, we may not be able to continue to execute our business plan on schedule. Further, any failure to effectively integrate new personnel could prevent us from successfully growing our company.

Changes in senior management, in particular the appointment of our new President and Chief Executive Officer, may adversely affect our ability to successfully implement our business plan.

Mr. Erez Israeli has been appointed as our new President and Chief Executive Officer and is beginning in such role on April 18, 2017. Mr. Israeli is replacing Dr. Ariel Katz, who has been our President and Chief Executive Officer since 2000. We cannot be certain what impact the transition to Mr. Israeli will have on our business or that additional changes in senior management will not occur. In particular, transition may result in changes to or delays in implmenetation of our business plan, which may affect our results of operations and the price of our ordinary shares.

We are subject to risks relating to the operation and expansion of our production or processing facilities and capabilities.

Following the 2013 expansion of our Migdal Ha’Emeq manufacturing facility, the krill meal extraction process is being performed entirely in house at our Migdal Ha’Emeq manufacturing facility. This facility is located on land leased from the Israel Land Administration.  During 2015 and 2016, we further expanded our manufacturing facility in Israel, which increased the facility’s overall production capacity.

We may also seek to build new production facilities in the future. In October 2011, we exercised an option for a long-term lease from the Israel Land Administration for a plot of land adjacent to our existing facility, pursuant to which we were obligated to complete certain construction projects by August 2016. In February 2016, the Israel Land Administration informed us of its intent to terminate the lease agreement for this adjoining plot. We have filed a request with the Israel Land Administration to modify the lease or to extend the period to complete these projects and are awaiting response. However, we cannot provide any assurance that the Israel Land Administration will agree to modify the lease or extend the completion period.  If we are unable to amend the lease or prolong the construction completion period, we may not be able to build an additional production plant on this adjoining plot, which could prevent us from further expanding our production capacity or require us to find additional space for a second production plant if we choose to expand. Even if we undertake construction, we do not believe it would be completed before 2018. In addition, to the extent we proceed in building a new facility, regardless of the location, there can be no assurance that we will be able to obtain the requisite approvals, overcome operational challenges of implementing expansion projects, or have the necessary capital resources for the construction of this plant, or if we do, that the plant will be built or that it will satisfy demand. Conversely, there can be no assurance that demand for our products will increase commensurate with the increased production capacity. Furthermore, we cannot assure you that any further projects, if implemented, will be implemented in a timely and cost-efficient manner, and that our current production will not be adversely affected by the operational challenges of implementing the expansion projects.

Our ability to obtain krill may be affected by conservation regulation or initiatives.

A substantial part of our activities in our Nutrition segment requires the use of krill. Limits on krill harvesting established by the Commission for the Conservation of Antarctic Marine Living Resources, or the Commission for Conservation, may limit our revenue. The Commission for Conservation imposes limitations and conditions regarding krill harvested in Antarctic waters. Additionally, the Commission for Conservation regulates the licensing of vessels eligible to harvest krill in these specific Antarctic Ocean areas. In the areas currently being fished for krill, the Commission for Conservation has established a combined annual catch limit of 620,000 metric tons. In 2014, approximately 300,000 metric tons were harvested. The substantial majority of harvested krill is used for aquaculture feed and fish bait while only a small portion is used for human consumption, the latter of which offers higher profit margins. The Commission for Conservation has established limits because increases in krill catches could have a negative effect on the ecosystem, including other marine life, particularly birds, seals and fish which mainly depend on krill for food. The lowering of these quotas or imposition of any other requirement or limitation affecting our ability to source krill, such as adoption of additional conservation measures, may reduce the future availability of krill and cause significant increases in its price. Any such development could harm our sales and gross profits.

Potential future acquisitions of companies or technologies may require management’s time and attention, may disrupt our business and may not yield the returns expected.

We may acquire or make investments in businesses, technologies or products, whether complementary or otherwise, as a means to expand our business, if appropriate opportunities arise. We cannot give assurances that we will be able to identify future suitable acquisition or investment candidates, or, if we do identify suitable candidates, that we will be able to make acquisitions or investments on reasonable terms or at all. In addition, we have no prior experience in integrating acquisitions and we could experience difficulties incorporating an acquired company’s personnel, operations, technology, or product offerings into our own or in retaining and motivating key personnel from these businesses. We may also incur unanticipated liabilities as a result of such acquisitions or investments. The financing of any such acquisition or investment, or of a significant general expansion of our business, may not be readily available on favorable terms. Any significant acquisition or investment, or major expansion of our business, may require us to explore external financing sources, such as an offering of our equity or debt securities. We cannot be certain that these financing sources will be available to us or that we will be able to negotiate commercially reasonable terms for any such financing, or that our actual cash requirements for an acquisition, investment or expansion will not be greater than anticipated. In addition, any indebtedness that we may incur in such a financing may inhibit our operational freedom, while any equity securities that we may issue in connection with such a financing would dilute our shareholders. Any such difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. Furthermore, we cannot provide any assurance that we will realize the anticipated benefits and/or synergies of any such acquisition or investment.

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

Additionally, our IT systems contain personal, financial and other information that is entrusted to us by our customers and employees as well as financial, proprietary and other confidential information related to our business. Despite our investments in risk prevention and contingencies, data protection, prevention of intrusions, data leaks and access control systems, we can provide no assurance that our current IT system is fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. Any such security breach, whether actual or alleged, could result in system disruptions or shutdowns and/or destruction, alteration, theft or unauthorized disclosure of confidential information. The risk of a security breach or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has risen as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Furthermore, there has been heightened legislative and regulatory focus on data security in the U.S. and abroad, including requirements for varying levels of customer notification in the event of a data breach. As we continue to develop our technologies, we may need to update our IT system and storage capabilities. Any such breach of our information security can result in adverse publicity, a loss of consumer confidence, reduced sales and profits, and criminal penalties or civil liabilities, any of which could materially adversely affect our business, operating results and financial condition.

Lastly, disruption or failure of our IT system for technical reasons, natural disaster or other unanticipated catastrophic events, including power interruptions, storms, fires, floods, earthquakes, acts of war or terrorism could significantly impair our ability to deliver our products on schedule and materially and adversely affect our relationships with our partners and customers, our business, our reputation and our results of operations.

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

If we are unable to maintain manufacturing efficiency and quality and meet our customers’ needs, our financial performance could be adversely affected.

Manufacturing our products involves highly complex processes that require advanced equipment.  In addition, our products must be manufacturered in accordance with the specifications of our customers, which can result in varied processes for different customers.  We and our competitors, continuously modify these processes in an effort to improve our manufacturing efficiency and product performance. In implementing such processes and adjustments, we may experience difficulties in achieving and maintaining high levels of quality and effecting transitions to new manufacturing processes, all of which may cause us to suffer delays in product deliveries or result in our inability to deliver products in a timely manner or at all. Difficulties in the manufacturing process or our inability to manufacture products consistent with customer specifications, in a cost-effective manner or at all, may adversely affect our results of opertaions, damage our reputation and result in us losing our customers.

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

Our revenues are derived from sales in multiple countries around the world, primarily through exports from Israel to distributors. In 2016, 52% of our sales are to customers outside the United States and approximately 3% of our sales are to customers in Israel. We anticipate that international sales will continue to account for a major part of our revenues in the foreseeable future.

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

•
regulatory limitations imposed by foreign governments and unexpected changes in regulatory requirements, tariffs, customs, duties, tax laws and other trade barriers as well as our ability to comply with such regulatory requirements, tariffs, customs, duties, and laws;

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

Exchange rate fluctuations between the dollar and the shekel, the Euro and other non-U.S. currencies may negatively affect our earnings.

The dollar is our functional and reporting currency. Although most of our revenues and a portion of our expenses are denominated in dollars, a significant portion of our cost of revenues and operating expenses is incurred in shekels. As a result, we are exposed to the risks that the shekel may appreciate relative to the dollar, or, if the shekel instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the shekel, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the shekel against the dollar. For example, the dollar appreciated relative to the shekel by 12.0% and 0.3% in 2014 and 2015, respectively, compounded by the 0.2% and 1.0% rate of deflation in Israel in 2014 and 2015, respectively, which had the effect of decreasing the dollar cost of our operations in Israel. However, in 2016, the dollar cost of our operations in Israel was negatively impacted as the dollar was depreciated relative to the shekel by 1.5%, eclipsing the 0.2% rate of deflation in Israel in 2016. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

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

Additionally, the United Kingdom’s prospective withdrawal from the European Union or E.U., commonly referred to as “Brexit” has adversely impacted the global markets and currencies, as shown by a sharp decline in the value of the British pound as compared to the U.S. dollar. A potential devaluation of the local currencies of our international buyers relative to the U.S. dollar may impair the purchasing power of our international buyers and could cause international buyers to decrease their participation in our marketplaces or use of our services. We translate sales and other results denominated in foreign currency into U.S. dollars for our financial statements. If volatility in exchange rates resulting from Brexit continues in the short term as the U.K. negotiates its exit from the E.U., during periods of a strengthening dollar, our reported international sales and earnings could be reduced because foreign currencies may translate into fewer dollars.

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

We and several of our current and former directors and officers have been named as defendants securities class action lawsuits. For more information, see “Item 8.A. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings.”   Following mediation, the parties reached an agreement in principle to settle the securities class action lawsuits. Under the proposed class action settlement, the claims against the us and our officers and directors will be dismissed with prejudice and released in exchange for a cash payment of $6.5 million to be funded by our insurers. The proposed settlement remains subject to the satisfaction of various conditions, including negotiation and execution of a final stipulation of settlement to be approved by the Company, the Company’s insurers and the plaintiffs.   We cannot provide any assurance that the settlement will be approved.  Legal expenses beyond those incurred and presently contemplated to be incurred or a settlement or adverse judgment on the merits in which we are obligated to pay could have a material adverse impact on the Company’s results of operations and financial condition.  In addition, securities litigation, irrespective of its merits, is costly to defend and diverts management’s attention and resources, which could adversely affect our business.

Risks related to government regulation

We are subject to significant and increasing government regulations regarding the sale and marketing of our products.

The selling and marketing of our products are generally subject to comprehensive laws, regulations and standards enforced by various regional, national and local regulatory bodies, including the FDA, the Federal Trade Commission, or FTC, and U.S. Department of Agriculture, or USDA, in the United States, the European Commission in the E.U., the Therapeutic Goods Administration, or TGA, in Australia, the Ministry of Health in China, the CFDA, the Health Sciences Authority, or HAS in Singapore, and the Ministry of Health in Israel and others. Compliance with the various regulatory bodies’ requirements is costly and time -consuming. See “Item 4. B. Information on the Company — Business Overview — Government regulation” below. Legal and regulatory demands are increasing in a number of countries with respect to our products, and legislative bodies may repeal laws or enact new laws that would impact the sale and marketing of our products or development of new products. With respect to InFat, new regulations in China came into force in October 2016 with a grace period that will end in January 2018. The key changes in the regulations include a restriction for infant formula manufacturers to a maximum of three product lines with a maximum of three stages per line; each recipe should be distinctly different from the other recipes of the same stage and requires CFDA pre-approval. All manufacturing facilities must be pre-approved by the CNCA and labelling requirements have been tightened. These regulations may adversely affect the infant formula industry. Additionally, regulatory authorities may change processes, regulations, and policies related to our products, which could impact product development, commercialization and business operations and require us to make changes to our products, the claims we make regarding our products or our operations. In addition, there is a lack of harmonization among the laws, regulations and standards in the principal countries in which we sell our products.

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

Nutrition Segment

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

Further, we comply with current good manufacturing practice, or GMP, guidelines for food for human consumption and are subject to periodic self-assessment. We are subject to regular inspections with respect to our GMP compliance by the Israeli Ministry of Health. We also maintain an ISO 9001-2008 quality system certificate and a Hazard Analysis and Critical Control Points (HACCP) certificate for food safety. For more information regarding the regulations affecting our nutrition products, see “Item 4.B. Information on the Company — Business Overview – Government regulation — Nutrition segment.”

VAYA Pharma Segment

The products offered by our VAYA Pharma segment are sold under physician supervision in the United States as “medical foods,” which do not require premarket approval, on the basis of their meeting the criteria for 'medical foods' in the FFDCA and FDA regulations. Although we believe that our VAYA Pharma products meet the criteria for 'medical foods' established by the FFDCA, and that the labeling and marketing of our medical foods is consistent with FDA regulatory requirements, our offering of one or more of these products as 'medical food' could be challenged by the FDA, which could have a material adverse effect on the results and operations of our VAYA Pharma segment. In addition, were we to be unsuccessful in obtaining FDA approval in the United States, this could significantly adversely affect the sale of the products outside the United States. For more information regarding this risk, see “—Our offering of products as 'medical foods' in the United States may be challenged by regulatory authorities.”

 FDA policies and guidance, including in the area of medical foods, are continually evolving.  It is possible we will be required to apply for and obtain certain approvals for the clinical investigation of existing or new medical food products. For example, based on recent FDA guidance, in order to initiate a human clinical trial relating to the effect(s) of a medical food on disease, a sponsor may be required to file an Investigational New Drug Application (IND) with FDA and obtain authorization from the agency prior to beginning the investigation.  Furthermore, FDA has indicated that investigations of conventional foods or dietary supplements studied for use in the diagnosis, cure, mitigation, treatment, or prevention of disease, or even to reduce the risk of disease in medically vulnerable populations (including, for instance, individuals less than 12 months of age and those with altered immune systems), are subject to the IND requirements.  Changes in FDA’s policies and guidance may affect our ability to make health-related claims about our products and to market and sell medical foods.  These regulatory policy changes may have a material adverse effect on our business, or cause us to incur considerable costs.

Since supply to our U.S. customers includes import into the U.S. of products or their materials, we dependent upon being able to import such products or materials into the U.S. in accordance with the applicable requirements of the FDA, U.S. customs and other regulatory bodies. Any regulatory or procedural restrictions on our import abilities may have a material adverse effect on our business.

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

The products offered by our VAYA Pharma segment are sold in the United States on the basis of their meeting the requirements for “medical foods,” as interpreted and enforced by the FDA. Medical foods are not required to undergo premarket review or approval by the FDA, as is required for prescription drugs. However, primarily because our VAYA Pharma products are not approved as prescription drugs by the FDA, most consumers purchasing these products in the United States are currently unable to obtain reimbursement from third-party payers under government healthcare or private insurance plans, which generally do not provide reimbursement for medical foods. While we are attempting to broaden acceptance of our VAYA Pharma products as eligible for reimbursement by third-party payers, no assurance can be given that we will be successful in our efforts. We believe that, unless we are able to obtain widespread reimbursement for our VAYA Pharma products in the United States, future sales and profitability of our VAYA Pharma products may be significantly adversely impacted and we may be unable to achieve our projected sales of these products. Additionally, the new U.S. president recently signed an executive order directing federal agencies with authorities and responsibilities under the Patient Protection and Affordable Care Act, or the PPACA, to waive, defer, grant exemptions from, or delay the implementation of any provision of the PPACA that would impose a fiscal or regulatory burden on certain entities, and members of the U.S. Congress have drafted legislation to repeal and potentially replace the PPACA. Changes to the PPACA, including any legal uncertainty surrounding rules governing reimbursements, could make it more difficult for us to sell our VAYA Pharma products profitably in the United States, thus materially and adversely affecting our business, financial condition and results of operations.

Changes in laws, regulations or governmental policies in jurisdictions in which we operate or where our products are sold may impact our business.

We may depend on distributors and agents outside of Israel for compliance and adherence to local laws and regulations.  Significant political or regulatory developments, such as those stemming from the recent change of the presidential administration in the U.S. or the U.K.’s Brexit referendum could have a material adverse effect on us.

In the United States, the new presidential administration has expressed support for and may implement greater restrictions on free trade and increases tariffs on goods imported into the United States, as well as a comprehensive tax reform, including in corporate and income taxation. We cannot predict whether quotas, duties, tariffs, taxes or other similar restrictions will be imposed by the United States or other countries upon the import or export of our products in the future. However, given our significant sales, distribution, import and manufacturing operations in the U.S., changes in U.S. political, regulatory and economic conditions or in its policies governing international trade and foreign manufacturing and investment in the U.S. could adversely affect our business.

In the United Kingdom, a recent referendum was held in which voters approved an exit from the E.U., commonly referred to as “Brexit.” On February 8, 2017, the U.K.’s House of Commons approved a bill authorizing the government to start exit talks with the E.U. The impact on us from Brexit will depend, in part, on the outcome of tariff, trade, regulatory and other negotiations. Brexit could also lead to legal uncertainty and potentially divergent national laws and regulations as the U.K. determines which E.U. laws to replace or replicate. While we do not currently have significant business with U.K. entities, it is hard to predict the effect of such events, as they may cause currency exchange rate fluctuations, trade issues, regulatory developments etc. which may have an effect beyond the U.K..

We could incur significant costs in complying with environmental, health and safety laws or permits or as a result of satisfying any liability or obligation imposed under such laws or permits.

We are subject to extensive environmental, health and safety laws and regulations in a number of jurisdictions, primarily Israel, governing, among other things, the use, storage, registration, handling and disposal of chemicals, waste materials and sewage; chemicals, air, water and ground contamination; air emissions and the cleanup of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals, waste materials and sewage. In particular, our operations at our Migdal Ha’Emeq manufacturing facility use chemicals and produce emissions, waste materials and sewage, and accordingly require permits from various governmental authorities. These authorities conduct periodic inspections in order to review and ensure our compliance with the various regulations. Our manufacturing processes include pollutant emissions which at peak capacity approach maximum permitted levels. Our Israeli facilities are periodically audited by the Ministry of Environmental Protection and we are making an investment of $0.7 million during 2017 in equipment designed to treat pollutants. Nevertheless, such equipment may not be completely effective or may malfunction, which could result in a violation of regulations or our need to stop operations at our manufacturing facility until we can make any necessary repairs or improvements to ensure we are compliant with regulatory requirements.

These laws, regulations and permits could potentially require us to further dedicate significant resources for compliance and/or remediation. Laws and regulations relating to environmental matters are often subject to change. In the event of any changes or new laws or regulations, we could be subject to new compliance measures or to penalties for activities which were previously permitted. If we fail to comply with such laws, regulations or permits, we may be subject to fines and other civil, administrative or criminal sanctions, including the revocation of permits and licenses necessary to continue our business activities. In addition, we may be required to pay damages or civil judgments in respect of third-party claims, including those relating to personal injury (including exposure to hazardous substances we use, store, handle, transport, manufacture or dispose of), property damage or contribution claims. Some environmental laws allow for strict, joint and several liability for remediation costs, regardless of comparative fault. We may be identified as a potentially responsible party under such laws. Such developments could have a material adverse effect on our business, financial condition and results of operations.

Risks related to our intellectual property

We may not be able to protect our proprietary technology or prevent its unauthorized use by third parties.

Our ability to obtain and maintain patent protection and trade secret protection for our intellectual property and proprietary technologies, our products and their uses is important to our commercial success. We rely on a combination of patent, copyright, trademark and trade secret laws, non-disclosure and confidentiality agreements, licenses, assignments of invention agreements and other restrictions on disclosure and use to protect our intellectual property rights. We have been granted over 110 patents in more than a dozen countries and have applications for approximately 90 additional patents pending worldwide.

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

In addition to our existing agreements related to the Neptune litigation (see “Item 8.A. Financial Information — Consolidated Financial Statements and Other Financial Information — Legal Proceedings”) we may in the future agree to be financially responsible for any damages awarded against certain of our customers, and in some cases the cost of defense for such customers, as a result of the purchase, importation, use, sale or offer to sell of our products that a third party claims infringes its intellectual property rights. If any of the products at issue are found to infringe the valid and enforceable intellectual property right of such third party, the payment of such damages could have a materially adverse impact on our financial results and business.

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

 The stock market in general, and the market price of our ordinary shares, have been and will be subject to fluctuation, whether due to, or irrespective of, our operating results and financial condition. During the year ended December, 31 2016, our share price ranged from $5.50 to $9.83, and since our initial public offering in September 2013, has been as high as $35.12. The market price of our ordinary shares on the NASDAQ Global Select Market may fluctuate as a result of a number of factors, some of which are beyond our control, including, but not limited to:

•	actual or anticipated variations in our and our competitors’ results of operations and financial condition;

•	new competitors entering our markets;

•	market acceptance of our products and the effect of changing consumer preferences, including in China, on our sales;

•	the mix of products that we sell and related services that we provide;

•	changes in earnings estimates or recommendations by securities analysts, if they continue to cover our ordinary shares;

•	the results of operations of AL and our relationship with AAK, including following the decisions of the arbitral tribunal;

•	development of technological innovations or new competitive products by others;

•	outcome of litigation in which we may be involved from time to time;

•	announcements of technological innovations or new products by us;

•	publication of the results of pre-clinical or clinical trials for any of our products or products under development;

•	failure by us to achieve a publicly announced milestone;

•	delays between our expenditures to develop and market new or enhanced products and the generation of sales from those products;

•	developments concerning intellectual property rights, including our involvement in litigation;

•
regulatory developments and the decisions of regulatory authorities as to the marketing of our current products or products that use our products as an ingredient or the approval or rejection of new or modified products;

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

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our ordinary shares and result in substantial losses being incurred by our investors. In the past, following periods of market volatility, public company shareholders have often instituted securities class action litigation. Lawsuits brought against us by shareholders, such as the shareholder class action suits against us, some of our past and present directors and certain of our executive officers, have in the past, and could in the future, cause us to incur costs defending the lawsuits and divert the resources and attention of our management from the operation of our business. For more information, see “—Risks relating to our business and industry—We face risks in connection with securities litigation.”

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

If our existing shareholders, particularly our largest shareholders, our directors, their affiliates, or our executive officers, sell a substantial number of our ordinary shares in the public market, the market price of our ordinary shares could decrease significantly. As of March 10, 2017, the holders of 4,623,232 ordinary shares were entitled to require that we register their shares under the Securities Act for resale into the public markets. All shares sold pursuant to an offering covered by such registration statement will be freely transferable. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Investors’ Rights Agreement.” Sales by us or our shareholders of a substantial number of ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

      In addition to these registration rights, as of December 31, 2016, 2,147,336 ordinary shares were subject to outstanding equity awards granted to directors, officers, employees, and other service providers under our equity incentive plans (including outstanding options and vested restricted share units), including 1,061,474 ordinary shares issuable under currently exercisable share options. These shares may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell. As of December 31, 2016, 2,455,092 shares remained available for issuance under our equity incentive plans (which number includes 2,147,336 shares issuable pursuant to outstanding equity awards). See “Item 6.B. Directors, Senior Management and Employees—Compensation of Officers and Directors—Equity incentive plans.”

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

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual and current reports and financial statements with the Securities and Exchange Commission, or SEC, as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, we are permitted to disclose limited compensation information for our executive officers on an individual basis in accordance with home country law and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act.   Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information.  These exemptions reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.

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

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we take advantage of certain exemptions from various requirements that are applicable to other public companies that are not “emerging growth companies.” Most of such requirements relate to disclosures that we would only be required to make if we cease to be a foreign private issuer in the future. Nevertheless, as a foreign private issuer that is an emerging growth company, we will not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, for up to five fiscal years after the date of our initial public offering.

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

We are required to comply with the internal control, evaluation and certification requirements of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, including the requirement to furnish a report by management on the effectiveness of our internal control over financial reporting under Section 404(a). We will also be required to obtain an auditor attestation under Section 404(b) of the Sarbanes-Oxley Act for our annual report for the 2018 fiscal year or otherwise for the 2017 fiscal year if we lose our status as an “emerging growth company” under the JOBS Act during that period. To maintain the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, we will need to continue implementing and enhancing our financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future. The process of evaluating our internal control over financial reporting has required, and will continue to require, an investment of substantial time and resources, including by our Chief Executive Officer, Chief Financial Officer and other members of our senior management. The determination and any remedial actions required could divert internal resources and could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. Additionally, irrespective of compliance with Section 404, any failure of our internal control over financial reporting could result in an adverse opinion from our auditors, call into question the reliability of our financial statements and harm our reputation, thus adversely affecting our share price.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on our gross income and gross assets, we do not believe that we were classified as a PFIC for the taxable year ended December 31, 2016. There can be no assurance that we will not be considered a PFIC for 2017 or any future taxable year.  PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than a capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “Item 10.E. Additional Information — Taxation — U.S. federal income tax consequences”), and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares; however, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are classified as a PFIC. See “Item 10.E. Additional Information — Taxation — Passive foreign investment company consequences.”

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

Further, our operations could be disrupted by the obligations of personnel to perform military service. As of December 31, 2016, we had 124 employees based in Israel, some of whom may be called upon to perform up to 54 days in each three year period (and in the case of officers, up to 84 days in each three year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. The number of our employees that were called to military reserve duty in the last three years was 21, one of which was a member of management. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

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

Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee proprietary rights. The Patent Law also provides under Section 134 that if there is no agreement between an employer and an employee as to whether the employee is entitled to consideration for service inventions, and to what extent and under which conditions, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine these issues. Section 135 of the Patent Law provides criteria for assisting the Committee in making its decisions. According to case law handed down by the Committee, an employee’s right to receive consideration for service inventions is a personal right and is entirely separate from the proprietary rights in such invention. Therefore, this right must be explicitly waived by the employee. A decision handed down in May 2014 by the Committee clarifies that the right to receive consideration under Section 134 can be waived and that such waiver can be made orally, in writing or by conduct. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, nor the criteria or circumstances under which an employee’s waiver of his right to remuneration will be disregarded. Similarly, it remains unclear whether waivers by employees in their employment agreements of the alleged right to receive consideration for service inventions should be declared as void in a standard contract. We generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us. Although our employees have agreed to assign to us service invention rights and have specifically waived their right to receive any special remuneration for such service inventions beyond their regular salary and benefits, we may face claims demanding remuneration in consideration for assigned inventions.

The government tax benefits that we currently receive require us to meet several conditions and may be terminated or reduced in the future.

Some of our operations in Israel, referred to as “Approved Enterprises” and “Benefited Enterprises,” carry certain tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law. Based on an evaluation of the relevant factors under the Investment Law, including the level of non-Israeli investment in our company, we have determined that our effective tax rate to be paid with respect to all of our Israeli operations under these benefits programs is 0%, based on the available level of benefits under the law. Substantially all of our income before taxes can be attributed to these programs. If we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which is 24% in 2017 (in 2015 and 2016 the corporate tax rate was 26.5% and 25%, respectively) and as of January 1, 2018 the corporate tax rate will be 23%. In addition to being subject to the standard corporate tax rate, we would be required to refund any tax benefits that we have already received, as adjusted by the Israeli consumer price index, plus interest and penalties thereon. Even if we continue to meet the relevant requirements, the tax benefits that our current “Approved Enterprise” and “Benefited Enterprises” receive may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, by way of acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs. See “Item 10.E. Additional Information — Taxation — Tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959” for additional information concerning these tax benefits.

We received Israeli government grants for certain research and development activities. The terms of those grants require us to satisfy specified conditions and to pay penalties in addition to repayment of the grants upon certain events.

Our research and development efforts were financed in part through grants from the Israeli National Authority for Technological Innovation, or the Innovation Authority (previously known as the Israeli Office of the Chief Scientist or OCS)

Even following full repayment of any Innovation Authority grants, we must nevertheless continue to comply with the requirements of the Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984), and related regulations, or collectively, the Innovation Law.

When a company develops know-how, technology or products and related services using grants provided by the Innovation Authority, the terms of these grants and the Innovation Law, among others, restrict the transfer outside of Israel of such Innovation Authority-supported know-how (including by a way of license for research and development purposes), the transfer inside Israel of such know-how and the transfer of manufacturing or manufacturing rights of such products, and technologies outside of Israel, without the prior approval of the Innovation Authority. We may not receive those approvals.

Even after we repay our grants in full, we will remain subject to the restrictions set forth under the Innovation Law, including:

•         Transfer of know-how outside of Israel. Transfer of the know-how that was developed with the funding of the Innovation Authority outside of Israel requires prior approval of the Innovation Authority, and, in certain circumstances, the payment of a redemption fee, which cannot exceed 600% of the grant amount plus interest. Upon payment of such fee, the know-how and the production rights for the products supported by such funding cease to be subject to the Innovation Law.

•         Local manufacturing obligation. The terms of the grants under the Innovation Law require that the manufacturing of products resulting from the Innovation Authority funded programs are carried out in Israel, unless a prior written approval of the Innovation Authority is obtained. Such approval may be given in special circumstances and upon the fulfillment of certain conditions set forth in the Innovation Law, including payment of increased royalties. Such approval is not required for the transfer of less than 10% of the manufacturing capacity in the aggregate, and in such event, a notice to the Innovation Authority is required.

•         Certain reporting obligations. A recipient of a grant or a benefit under the Innovation Law is required to notify the Innovation Authority of events enumerated in the Innovation Law.

These restrictions and requirements for payment may impair our ability to sell our technology assets outside of Israel or to outsource or transfer manufacturing activities with respect to any product or technology outside of Israel; however, they do not restrict the export of our products that incorporate know how funded by the Innovation Authority. Furthermore, the consideration available to our shareholders in a sale transaction involving the actual transfer outside of Israel of technology or know-how developed with funding by the Innovation Authority pursuant to a merger or similar transaction may be reduced by any amounts that we are required to pay to the Innovation Authority. Failure to comply with the requirements under the Innovation Law may subject us to mandatory repayment of grants received by us, together with interest and penalties, as well as expose us to criminal proceedings.

We have received grants from the Innovation Authority prior to an extensive amendment to the Innovation Law that came into effect as of January 1, 2016, or the Amendment, which may also affect the terms of existing grants. The Amendment provides for an interim transition period, which has not yet expired, after which time our grants will be subject to terms of the Amendment and the Innovation Authority’s new guidelines, if and when issued. Furthermore, the Innovation Law following the Amendment includes new provisions with respect to sanctions imposed for violations of the Innovation Law. Under the Innovation Law, as amended by the Amendment, the Innovation Authority has the power to modify the terms of existing grants. Such changes, if introduced by the Authority in the future, may impact the terms governing our grants. As of the date of this prospectus supplement, we are unable to assess the effect of such changes, if any, on our business. For additional information see Note 8d of the notes to our consolidated financial statements included elsewhere in this annual report.

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

Our History

Enzymotec Ltd. is a nutritional ingredients and medical foods company. Our proprietary technologies, research expertise, and clinical validation process enable us to develop differentiated solutions across a variety of products. Our innovative and diverse product suite addresses the entire human life-cycle, from infancy to old age, and is comprised of novel key ingredients in products ranging from infant formula to nutritional supplements, as well as branded medical foods, sold only under a doctor’s supervision in the United States. We market our product portfolio to established global consumer companies and physicians and target large and growing consumer health and wellness markets. Our strategic partnerships, state-of-the-art GMP-compliant manufacturing facility, and global sales and marketing infrastructure enable us to develop, manufacture and market our comprehensive product solutions to our customers globally.

Our clinically-validated products include bio-functional lipid-based compounds designed to address general dietary needs and the particular dietary needs of people with certain medical disorders. Lipids represent a major structural component of all life and are essential for cell structure and important biological functions, including energy storage and cell signaling. Our proprietary technologies enable us to identify appropriate lipid-modifying enzymes and then improve the activity of these enzymes to enhance their efficiency, stability and recyclability, as well as to enable their use in organic media. These enhanced enzymes are then utilized to restructure lipids found in natural sources including krill, fish, vegetable sources and bovine milk. We transform the lipids from these raw materials into lipids that are familiar to the human body but cannot be extracted efficiently or in sufficient yield, are not provided in sufficient amounts through normal dietary intake or cannot otherwise be manufactured. For example, our leading infant formula ingredient product, InFat, is produced through modifying the molecular structure of vegetable oils to create an ingredient that more closely resembles a key component of human breast milk that is known to facilitate healthy infant development. Similarly, Vayarin, one of our branded medical foods, utilizes the same technologies to create a safe and stimulant-free solution for the dietary management of certain lipid imbalances associated with attention deficit hyperactivity disorder, or ADHD, in children. Our expertise also allows us to produce lipid ingredients that have beneficial secondary characteristics, such as extended shelf life, nutrient absorption and improved scent or taste profile. We leverage our technology platform to develop new products, improve our existing leading product portfolio and create new product categories.

We were founded in 1998, launched our first product in 2003 and since then have designed, developed and launched 14 additional products, generating sales in over 30 countries. Our net revenues, adjusted EBITDA and net loss for the year ended December 31, 2016 were $47.7 million, $4.2 million and $(2.9) million, respectively. For further discussion on the important events in the development of our business, see “Item 5.A. Operating and Financial Review and Prospects—Company overview.” For a further description of the seasonality of the company’s main business, see “Item 5.B. Operating and Financial Review and Prospects—Operating Results—Seasonality.” Our use of non-GAAP financial measures is discussed in “Item 3.A. Key Information—Selected Financial Data—Non-GAAP Financial Measures.”

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

Principal Capital Expenditures

The majority of our investment activities have historically been related to the construction and expansion of our manufacturing facilities and the purchase of manufacturing equipment and components for our production lines. Capital expenditures for purchase of property, plant and equipment and intangible assets were $6.4 million, $2.9 million and $2.1 million in the years ended December 31, 2014, 2015 and 2016, respectively. Capital expenditures for purchase of property, plant and equipment and intangible assets for the year ended December 31, 2014 were primarily related to the completion of our manufacturing facility expansion project, which is enabling us to extract krill oil from krill meal ourselves using technologically advanced equipment and proprietary processes, as well as to our capacity increase project in our current facility and to payment of a license fee in connection with the settlement of claims by Neptune Technologies & Bioresources Inc. Capital expenditures for purchase of property, plant and equipment for the years ended December 31, 2015 and 2016 were primarily related to our capacity increase project in our current facility.

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

We have two reportable segments, our Nutrition segment and our VAYA Pharma segment, both of which offer a variety of products that leverage our lipid-related expertise. Our Nutrition and VAYA Pharma segments represented 76.5% and 23.5%, respectively, of net revenues in the year ended December 31, 2016. For a geographic breakdown of our revenues, see “Item 5.A. Operating Results—Components of statements of operations—Net revenues by geographical region.”

Nutrition. Our Nutrition segment develops and manufactures nutritional ingredient products based on lipids, such as phospholipids, which form the structural basis of cell membranes and are easily recognized, incorporated and used by the body. Our customer base for this segment includes leading infant formula and nutritional supplement companies such as Biostime. Our best-selling nutritional ingredient products are InFat, a clinically-proven fat ingredient for infant formula, krill oil and our PS line of products.

Our premium infant formula ingredient products seek to more closely resemble the composition and properties of human breast milk fat, which is considered the “gold standard” in infant nutrition because of both its short and long term health and developmental benefits, to facilitate healthy infant development. Peer reviewed clinical studies demonstrate that our leading formula ingredient product, InFat, provides unique benefits such as stronger bones, improved intestinal flora and reduced crying, in addition to reduced constipation, improved calcium absorption and more efficient energy intake. As a result, we believe InFat is the most significant development to infant formula ingredients since docosahexaenoic acid, or DHA, and arachidonic acid, or ARA, were introduced to the market almost 15 years ago. The next generation of our infant formula ingredient product targets additional attributes of key lipids found in human breast milk such as improved brain development. InFat has been achieving rapid penetration in the Chinese and other Asian markets, and we believe that we have significant opportunities in other developing markets and developed markets such as North America and Europe. InFat is sold and marketed through AL, our joint venture with AarhusKarlshamn AB, or AAK, a Sweden-based, global producer of specialty oils.

Our krill oil products, which provide the benefits of omega-3 fatty acids. We use our technological and manufacturing know-how to provide additional benefits such as low smell and oxidation-resistance properties of our krill oil compared to our competitors.

Our PS line of products consists of a range of food supplements, containing Phosphatidylserine, or PS, a phospholipid component of cell membranes and a building block of the human brain.

VAYA Pharma. VAYA Pharma, develops, manufactures and sells branded, under physician supervision-only, medical foods for the dietary management of patients with certain medical conditions or diseases having special, medically determined nutrient requirements. Although medical foods must be proven to be safe and effective as demonstrated in human clinical studies, they do not require the same expensive and time-consuming regulatory approval process typical of prescription drugs. Our U.S. medical foods business generated its first revenues in 2011 and currently consists of three branded products, all based on our proprietary lipid-based technologies, which address the dietary management of the following conditions: hypertriglyceridemia (Vayarol); lipid imbalances associated with ADHD in children (Vayarin); and lipid imbalances associated with early memory impairment (Vayacog). Our products are designed to provide a safe, cost-effective, first-line dietary therapy. We are currently funding additional clinical studies for two of our medical food products, to reach an expanded consumer market and to support additional marketing claims. In addition to our existing products, we have several other products to address additional indications in the development phase. We currently market VAYA Pharma products in the United States through sales representatives in 50 sales territories spread over 40 states, as well as in Singapore, in Israel through Teva Pharmaceutical Industries Ltd. and in Turkey through Atlantis Ilac.

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

Using that enzymatic technology platform, we modify lipids found in natural sources such as krill, fish, soybeans, sunflowers, bovine milk and other sources in order to synthesize lipids that mimic the composition and properties of other lipids, have a beneficial nutritional value and are natural to the human body. For instance, our PS product line involves the synthesis of phosphatidylserine, or PS, a component of brain membranes and brain function, and the InFat product is a sn-2 palmitate oil product which more closely resembles the composition and properties of human breast milk fat.

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

InFat®	Soy-PS	K•REAL®, our krill oil	PS Line of Products	GPC Line of Products
• A clinically-proven fat ingredient for infant formula that more closely resembles the composition and properties of human breast milk fat. • Offered by AL.	• A nutritional ingredient to improve cognitive and mental performance.	• Pure K•REAL® • High Potency K•REAL® • Custom made K•REAL®	• Sharp PS® • Sharp PS® SILVER • Sharp PS GOLD • Sharp PS GREEN	• Sharp GPC • Sharp GPC ACTIVE

InFat®  — InFat is a clinically-tested lipid ingredient for infant formula that enables infant formulas to more closely resemble the composition and properties of human breast milk fat. The product was originally developed by us and its initial sales, from 2004 to 2006, were made directly by us. In 2007, we entered into a joint venture with AAK relating to the production, marketing, sale and distribution of InFat. As a result, all sales of the product are now made through AL, the joint venture company. See “— Joint Venture with AAK” below.

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

Soy-PS®  — Our Soy-PS product is a lipid ingredient. Our Soy-PS formulation is derived from soybean lecithin and is designed to improve cognitive and mental performance.

Krill Oil  — We are a leading manufacturer of krill oil, a premium omega-3 bound to phospholipids. Our product, K•REAL®, previously known as Krill Oil+, which was first commercialized in 2006, is manufactured by us according to rigorous quality and freshness standards. Krill oil offers advantages over competing products, such as fish oil, due to the bio-availability of krill oil and the ease with which the omega-3 fatty acids are absorbed into the bloodstream. Our krill oil also offers the additional benefits such as low smell and oxidation-resistant krill oil compared to our competitors.

We offer the following krill oil products:

•	Pure K•REAL®, characterized by its purity, freshness, high stability and low viscosity;

•	High Potency K•REAL®, which contains enriched levels of omega-3 fatty acids, without dilution of the level of phospholipids found in pure krill oil; and

•
Custom made K•REAL®, suited for specific customer needs, including different grades of K•REAL®, more cost-effective K•REAL® through the reduction of phospholipid levels, and the inclusion of higher levels of certain ingredients as compared to our other K•REAL products.

K•REAL® is processed only from Antarctic krill, which we source from vessels and facilities approved for food handling and storage by the appropriate national food safety authorities. These vessels and facilities are also approved by members of the Commission for the Conservation of Antarctic Marine Living Resources, an international commission with responsibility for the conservation of Antarctic marine ecosystems. We have conducted comprehensive safety evaluations of K•REAL® krill ingredients and have determined them to be “Generally Recognized as Safe” (GRAS) for certain food uses. We notified the FDA of our GRAS determinations and the FDA issued a “no questions” response letter advising us that the FDA accepts our conclusion that our K•REAL® krill ingredients are GRAS. Further, as of 2015, the Novel Food status of K-REAL® krill oil has been expanded to cover additional grades of the product.

PS line of products  — This consists of a range of food supplements, containing Phosphatidylserine, or PS, a phospholipid component of cell membranes and a building block of the human brain. Research has indicated that PS has a role in the proper signal processing and cell-to-cell communication functions of nerve cells. These products are sold by us as a powder (generally for use in tablets, capsules and functional foods) and as a liquid or dispersion (generally for use in soft gels). This line of products includes the following:

•
Sharp PS®  — Is a soybean-derived PS brain nutrient, introduced in 2003. It is a nutritional supplement for adults, intended to improve cognitive capabilities, such as memory. Sharp PS is also shown to benefit other populations, such as young persons, by improving memory, learning abilities and concentration.

•	Sharp PS SILVER® — Is a blend of two different active ingredients, PS and omega-3, derived from soybean and fish oils, introduced in 2008. It is intended to improve mental and cognitive abilities.

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

•
Sharp PS GREEN — Is a soy-free PS food supplement, derived from sunflowers, introduced in 2010, aimed at the large and growing market of health conscious and environmentally-concerned consumers who demand clean, pure, soy allergen-free and non-GMO (genetically modified organisms) ingredients. Sharp PS GREEN is also offered in a special gummy-bears application intended for children under our trade name SharpKidz.

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

We also have a nutritional ingredient product, InCog, which is an innovative lipid composition for cognitive functioning.  InCog has been approved as a Novel Food in Europe and its further development is ongoing. We recently completed a pre-clinical study in pre-term piglets. Pre-term pigs delivered at 92% term were fed milk replacer supplemented with or without (control) InCog. Term pigs euthanized at day 0 served as an additional control. Functional and structural brain development was evaluated following 10 days of supplementation.  Results showed that InCog may enhance functional and structural development of the pre-term brain, as demonstrated by increased brain and cerebellar growth, higher densities of granule cells, and reduced N1 amplitude to the second tone measured by event-related brain potentials (ERP). The results were presented at 30th International Conference on Nutrition and Growth (Vienna, 2016) and at the Experimental Biology Meeting (San Diego, 2016).

In 2014, we also began production and sale of Pro•krill, our first product that is for uses other than human consumption. Pro•krill is an enriched protein preparation left after the krill oil is extracted, which we are able to access now that we perform krill oil extraction in-house.  It has a unique composition of amino acids making it a very good source of protein for aqua culture.

Clinical Validation

InFat. ® From August 2010 to October 2012, we conducted several comparative trials to assess the benefits of InFat compared to standard vegetable fat. The trials divided a sample pool of healthy infants into either two or three groups. In both cases, one group was provided a diet with InFat, while a second group was provided an infant formula with a control fat, consisting of standard vegetable fat mixture. In certain trials, a group given human breast milk served as a reference point. The P values represent a measure of statistical significance, with P<0.05 considered statistically significant.

•
The first trial, which included 36 term infants (eight of which were in the control group, 14 of which were given InFat and 14 of which were breast fed), showed that breast-fed infants and infants who were given a diet with InFat rather than the control fat for six weeks had higher counts of Lactobacilli and Bifidobacteria bacteria (P<0.01), suggesting that InFat promotes a healthy intestinal microbiota and might enhance infants’ gut health and immunity. Additionally, the Lactobacillus counts between the infants fed InFat and the breast-fed infants were comparable (P>0.05). The results of this trial were presented at the Federation of American Societies for Experimental Biology (FASEB) Conference (United States, July 2011) and the International Conference on Nutrition and Growth (Paris, March 2012) and published in the Journal of Pediatric Gastroenterology and Nutrition, or JPGN, in 2013. These results support the growing understanding that the composition of the intestinal microbiota is influenced by factors in the milk diet of the young infant.

•
The second trial, which included 83 term infants (28 of which were in the control group, 30 of which were given InFat and 25 of which were breast fed), revealed that at 12 weeks of life term infants who were provided the InFat-enriched formula instead of the control formula had higher bone strength parameters (tested by a non-invasive ultrasound bone sonometry device measuring the speed of sound, or SOS, along the bone) (P<0.05) and were comparable to breast-fed infants (P>0.05). The results indicate that the InFat formula increases infants’ bone strength. These results were published in Calcified Tissue International in 2012. A second outcome of this clinical trial revealed that feeding term infants formula with InFat for the 12 weeks after birth lowered the daily crying duration in comparison to feeding with control formula (P<0.05) and the control formula group infants cried for a longer duration in comparison to the breastfed group (P<0.07). These results were published in Prostaglandins, Leukotrienes and Essential Fatty Acids in 2013 and in BMC Pediatrics in 2014. Importantly, further analysis of the diurnal crying pattern revealed that feeding term infants formula with InFat for the 12 weeks after birth decreased the percentage of infants who cried, especially in the afternoon and evening hours (P<0.05), and also the daily crying duration (P<0.05), compared to infants fed a standard formula. These results were published in BMC Pediatrics in 2014. The results of this trial were also presented at the European Society for Paediatric Gastroenterology Hepatology and Nutrition, or ESPGHAN, Conference (Italy 2011) and the International Society for the Study of Fatty Acids and Lipids, or ISSFAL, Congress (Vancouver, May 2012).

•
In July 2011, we completed a comparative, open label 12-week trial, comparing the development of 75 Chinese infants divided into two groups (34 of which were given InFat and 41 of which were breast fed). During the trial, the first group was provided with a diet including InFat and the second group served as a reference and was given breast milk. The final results of the trial showed that InFat formula was not statistically significantly different from human breast milk in terms of body growth and infant well-being (P>0.05), highlighting the comparability of InFat lipids compared to those found in human breast milk. Though the two groups differed in crying duration, stool frequency and consistency, both were similar in prevention of hard stools.  These results were published in Journal of Nutritional Health & Food Engineering in 2016.

•
In October 2012, we completed the clinical phase of a comparative, randomized, double-blinded, multi-center, 24-week trial, to compare the development of 171 Chinese full term infants, enrolled at five Chinese FDA-approved medical centers in different cities in China, divided into three groups (the control group was fed with infant formula with prebiotics and regular vegetable oils fat (n=57), the InFat group was fed infant formula with the same level of prebiotics and InFat as the fat (n=57), and a breastfed group (n=57)). The purpose of the study was to assess the efficacy of infant formula with high percentage of palmitic acid at the sn-2 position (InFat) as compared to standard vegetable oil based infant formula on general gastrointestinal tolerance and fat excretion, reducing calcium soaps formation and stool hardness in Chinese formula-fed term infants on top of prebiotics, a common bioactive ingredient in infant formula, which was shown to promote nutrient absorption, benefit stool consistency and reduce crying. Results showed that at six weeks postnatal, the amount of free fatty acids excreted in stool was lower in the sn-2 palmitate and breast milk groups compared to the control group, and most of the fatty acids excreted were in the form of soaps. Importantly, these effects were observed although both InFat and the vegetable oil formula contained prebiotics. These results were presented at the Nutrition & Growth conference in Barcelona in January 2014 and at the ESPGHAN conference in Jerusalem in June 2014 and published in JPGN in 2015. These results were also described in a book published by Nova Publisher in 2014. A second outcome of this clinical trial revealed that feeding term infants formula with InFat for the 12 weeks after birth lowered the daily crying duration in comparison to feeding with control formula (P<0.05). The control formula group had higher daily crying duration also in comparison to the breastfed group (P<0.01). A further analysis of the diurnal crying pattern revealed that feeding term infants formula with InFat for the 12 weeks after birth decreased the percentage of infants who cried, especially in the morning and evening hours (P<0.05) compared to infants fed a standard formula. The percentage of infants who cried in the control group was higher in the control group also compared to the breastfed group (P<0.05). There was no difference between the percentage of crying infants at week 12 between infants fed with formula containing InFat and breastfed infants. These results were published in a book by Nova Publisher in 2014 and presented at the ESPGHAN conference in Jerusalem in June 2014. An additional outcome of this study was that feeding term infants formula with InFat for the 12 weeks after birth increased the daily sleeping duration in comparison to feeding with control formula (P<0.05), although both groups’ sleeping time was in the range of accepted norm of sleeping for this age. The last two outcomes related to crying and sleep were submitted for publication.

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

Sharp PS Gold. In November 2007, we completed an open-label, six week pilot study, to observe the effects of Sharp PS Gold on cognitive functions in eight elderly volunteers with subjective memory complaints. During the trial, the volunteers were provided with 300 mg/day of PS and 37.5 mg/day of EPA and DHA. The final results of the trial showed positive effects on cognitive function, specifically on memory recall and the ability to store, hold and retrieve information (P<0.05). These results indicate that the daily intake of PS bound to DHA and EPA, which is found in Sharp PS Gold, over a six-week period, has a positive impact on cognitive functions, including long-term memory processes. These results were published in Clinical Interventions in Aging in 2010.

Cognitex. In April 2009, we completed an open-label, 12-week clinical trial that observed the effects of Cognitex on cognitive functions in twenty-six elderly volunteers with subjective memory complaints. Cognitex, a premium product manufactured by one of our customers, is a formulation of Sharp PS Gold, glycerylphosphorylcholine, or GPC, and other ingredients. During the trial, the volunteers were provided with Cognitex three times a day. The final results of the trial showed positive effects on cognitive function, with significant improvement in memory abilities, attention, visual learning, and daily activities commencing within the first two weeks of the trial (P<0.05). Such improvement was sustained without further improvement over the course of the study, with the exception of the activities of daily living measure, which demonstrated an additional statistically significant improvement following the ten additional weeks (P<0.05). These results indicate that the daily intake of Cognitex has a positive significant effect on cognitive functions, commencing within the first two weeks of its intake, including improvement in memory abilities, attention, visual learning, and daily activities. These results were published in the Journal of Dietary Supplements in 2011.

InCog. In April 2009, we completed an open-label, 15-week clinical trial that observed the effects of InCog in 18 healthy non-demented elderly (mean age 83.23 ± 7.12 years) with memory complaints. Patients underwent safety assessments, neuropsychological assessment with a computerized tool at baseline and following 15 weeks of treatment at which time they also underwent the Clinical Global Impression of Change (CGI-C) assessment. Following 15 weeks of treatment, the delayed pattern recall individual task score improved, in a statistically- significant manner (P<0.05). The same was observed for the composite scores of visuospatial learning and spatial short-term memory. In addition, 63% (10 participants) were judged as clinically improved following 15 weeks of treatment.

VAYA Pharma segment

Our VAYA Pharma segment is dedicated to the discovery, development, manufacture and marketing of innovative clinically-tested, effective and safe lipid-based medical foods for the cardiovascular and neurological markets, as well as for the pharmaceutical drug markets. Our VAYA Pharma segment currently offers the following products:

Vayarin	Vayacog	Vayarol
For clinical dietary management of complex lipid imbalances associated with ADHD in children.	For clinical dietary management of complex lipid imbalances associated with early memory impairment.	For the clinical dietary management of certain lipid imbalances associated with hypertriglyceridemia.

In the United States, each of the three products currently offered by our VAYA Pharma segment is sold as a “medical food,” available only under the supervision of a physician (either by prescription or acquired directly from a physician in the context of the physician patient-relationship), meeting the criteria for medical foods enumerated by the FDA. See “— Government regulation” below.

Below is a brief description of each of this segment’s current products:

•
Vayarin®  — Vayarin® is an orally administered medical food for the clinical dietary management of complex lipid imbalances associated with attention deficit-hyperactivity disorder, or ADHD. It is used under the supervision of physicians. Vayarin is aimed at children and pre-adolescents with ADHD, children who are reluctant to start drug therapy or are intolerant to stimulant therapy, or children with a more pronounced hyperactive-impulsive behavior, as well as mood and behavior dysregulation. Vayarin contains Lipirinen, a proprietary composition containing phosphatidylserine (PS) conjugated to omega-3 fatty acids enriched with Eicosapentaenoic acid (EPA). Vayarin was first introduced in Israel in 2010 and in the United States in 2011.

•
Vayacog®  — Vayacog® is an orally administered medical food for the clinical dietary management of complex lipid imbalances associated with early memory impairment. It is used under the supervision of physicians. Vayacog is aimed at people with subjective memory impairment, those suffering from normal age-associated memory decline and people with mild cognitive impairment (MCI). Vayacog contains Lipicogen, a proprietary composition containing phosphatidylserine (PS) conjugated to omega-3 fatty acids enriched with Docosahexaenoic acid (DHA). Vayacog was first marketed in 2011.

•
Vayarol®  — Vayarol® was initially introduced as a dietary supplement in the United States in 2007 and as a medical food in 2011. In the United States, it is now an orally administered medical food for the clinical dietary management of lipid imbalances associated with hypertriglyceridemia. It is used under physician supervision. Outside the United States, Vayarol targets those suffering from hypertriglyceridemia, individuals who are reluctant to start drug therapy for this condition, or those with borderline to moderate mixed hyperlipidemia. In the latter case, it is administered to patients with mild elevation of LDL cholesterol or who are intolerant to statins and other medications. Vayarol contains Lipirolen, a proprietary composition containing phytosterol esters conjugated to omega-3 fatty acids enriched with Docosahexaenoic acid (DHA) and Eicosapentaenoic acid (EPA).

While our current focus is to expand our three current products, we also have a number of VAYA products in various stages of development.

Clinical Validation

VAYA Pharma’s clinical studies have been focused on three therapeutic segments: ADHD, early memory impairment, and hyperlipidemia. Efficacy was evaluated using validated outcome measures, including tools assessed by professional clinicians, raters, and health providers. These studies also monitored safety and tolerability. In the below-described clinical studies, P<0.05 was considered statistically significant. In light of the positive results of the Vayarol clinical trials, we have been in discussions with the FDA regarding the development of Vayarol as a full prescription drug for hypertriglyceridemia. For more information regarding the FDA approval process of Vayarol, see “— Government regulations.” In addition to prospective studies, we are constantly gathering retrospective data in collaboration with physicians using our products to learn on their effects in a "real-world" setting. Results of retrospective collaborations have been presented in several scientific conferences.

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

We also completed a comparative, randomized double-blinded, placebo controlled, multi-centered 12-week clinical trial, to observe the effects of Vayarol on lipid profiles and other coronary heart disease risk factors in 91 mixed hyperlipidemic subjects, who had both elevated low-density lipoprotein triglycerides and elevated cholesterol, or LDL-C, divided into two groups. During the trial, one group (46 subjects) was provided with Vayarol and the second (45 subjects) was provided with a placebo. The final results of the trial, which were received in December 2008, showed that Vayarol was found to be safe and well-tolerated by the trial participants and that the Vayarol group had reduced levels of triglycerides by 19% (P=0.025), without experiencing LDL-C elevation. Vayarol was also shown to significantly reduce inflammation, as measured by a decrease in C-reactive protein (P=0.0), and reduce diastolic blood pressure by 7% (P=0.036). We believe these results indicate that the daily intake of Vayarol is beneficial for the dietary management of hypertriglyceridemia. The study results were published in Cardiovascular Drug Therapy in 2010.

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

Sales and distribution of the InFat product are carried out by AL. In most of our markets sales are conducted directly by AL. See “— Joint Venture with AAK” below. Additionally, AL sells through distributors and agents in Korea, New Zealand, Australia and, along with direct sales to certain brands in China.

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

VAYA Pharma Segment

In the United States, which accounted for the vast majority of our VAYA Pharma sales in 2016, the marketing and sales of these products are carried out directly by the dedicated sales personnel of our wholly-owned U.S. subsidiary, VAYA Pharma Inc. Our VAYA Pharma products are distributed by pharmaceutical wholesalers and are also sold through our on-line pharmacy directly to end users. We currently market our VAYA products in the United States through sales representatives in 50 sales territories spread over 40 states.

The products offered by our VAYA Pharma segment are sold in the United States on the basis of their meeting the criteria for medical foods, as enumerated by the FDA. Medical foods are not required to undergo premarket review or approval by the FDA. As VAYA Pharma products are not approved as prescription drugs by the FDA, most consumers purchasing these products in the United States are currently paying for them independently and are unable to obtain reimbursement from third-party payers under government healthcare or private insurance plans, which generally do not provide reimbursement for medical foods.

Outside the United States, marketing and distribution of the VAYA Pharma products is carried out either by license partners or directly by us.

Our customers and partners

We sell our nutrition products to manufacturers of branded products in different markets around the world. For example, we have developed relationships with infant formula manufacturers who partner with us in bringing our ingredients for infant formula to the end-user market. With respect to our other Nutrition products, we target customers that have a significant presence in the vitamin and mineral supplement, or VMS, industry within their geographic markets. In our VAYA Pharma segment, the majority of our products are marketed directly to physicians by our dedicated sales personnel, but we have also partnered with pharmaceutical companies to provide our products outside of the United States, Singapore and Hong Kong.

Nutrition Segment

AL, our Swedish joint venture which is 50% owned by us and 50% owned by AAK, seeks to position InFat as a strategic ingredient that enables its customers to strengthen their premium brands of infant formula.
Sn-2 palmitate has been incorporated in infant formula products by companies such as Danone, Nestlé, Wyeth and Heinz. AL is a major supplier of the sn-2 palmitate in the market. AL also seeks to target additional infant formula manufacturers and brands to incorporate the InFat products into their products.

The other customers in our Nutrition segment include leading VMS manufacturers and retailers. We target customers with well-developed marketing and distribution infrastructure, strong relationships with and knowledge of their end-customers, awareness of global industry trends and scientific expertise in our fields. We are currently seeking to establish strategic relationships with customers that market and sell their products to mass market retailers.

VAYA Pharma Segment

In the United States, Singapore and Hong Kong, the marketing of our VAYA Pharma products are carried out directly by our dedicated sales personnel , and such products are distributed by pharmaceutical wholesalers, by our on-line pharmacy and in some cases by physicians directly to end users. Outside of the United States, Singapore and Hong Kong, where we are not developing our own specialized marketing and sales staff of medical representatives, we seek to partner with leading providers of pharmaceuticals and other health products in specific geographic markets by licensing our VAYA Pharma brands, often on an exclusive basis, in order to leverage our partners’ market presence and distribution capabilities. To date, we have partnered with Teva Pharmaceutical Industries Ltd. in Israel and Atlantis Ilac in Turkey. We do not currently derive material revenues from these arrangements.

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

We have an ongoing disagreement with AAK over certain operational matters.

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

Termination. The joint venture agreement’s initial term was until December 31, 2016. The agreement provides that it is automatically extended for consecutive periods of three years at the end of the initial term, unless terminated by notice of either party at least 12 months prior to a term’s expiration.  The term of the joint venture agreement has been extended through December 31, 2019. Additionally, the agreement may be terminated in customary circumstances, such as in the case of intentional material breach of the agreement or if a partner becomes controlled by a competitor of AL. Following our arbitration process with AAK regarding the interpretation of the termination provision of the joint venture agreement, the arbitration tribunal found that the joint venture agreement should be interpreted such that the only exit the parties have from the agreement is via a buy-sell process. The joint venture agreement provides the mechanism of such buy-sell process. Specifically, in the event that one party notifies the other party of its intent to terminate the agreement (other than in the case of an intentional, material breach that causes grave and serious damage), either party may notify the other of its intent to buy the other party’s shares in AL by making an unconditional, irrevocable offer to purchase the other party’s shares. The agreement also provides for a counteroffer mechanism, such that the party who is willing to pay the highest price for AL will be entitled to purchase the other party’s shares in AL. Additionally, in cases of an intentional material breach of the agreement causing grave and serious damage (subject to a 90-day cure period), the non-breaching party has the right to purchase the shares of the breaching party for no consideration and to continue the business of AL post termination.  This includes extending the supply obligations (or any other obligations) of the breaching party necessary to conduct the business of AL post-termination for a period of three years.

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

With respect to our krill products, krill oil suppliers have increased capacity due to strong market growth in 2013 and the general decline in the krill oil market in 2014, 2015 and 2016 resulted in intensified competition.  Our three principal competitors in the krill oil market are: Aker BioMarine AS (which recently merged with Aker Seafoods Holding AS), a Norwegian company; Neptune Technologies & Bioresources Inc., a Canadian company; and Rimfrost USA, LLC, a joint venture of Avoca, Inc. and Olympic Seafood AS. In the PS market, our principal competitors are Chemi Nutraceuticals Inc., Lipoid GmbH and Lipogen Ltd.  We expect that competition will remain intense with significant manufacturing capacity available among our competitors.

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

Government regulation

Nutrition Segment

The selling and marketing of our nutrition products are generally subject to comprehensive laws, regulations and standards enforced by various regional, national and local regulatory bodies, including the FDA in the United States, the European Commission in the E.U., the Therapeutic Goods Administration (the “TGA”) in Australia, the Ministry of Health in China, the Ministry of Health in Israel and others.

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

The selling and marketing of our nutrition products are generally subject to comprehensive laws, regulations and standards enforced by various regional, national and local regulatory bodies, including the FDA in the United States, the European Commission in the E.U., the TGA in Australia, the Ministry of Health in China and the Ministry of Health in Israel.

VAYA Pharma Segment

Medical foods

In the United States, the products currently offered by our VAYA Pharma segment are sold as medical foods, consistent with the statutory and FDA regulatory criteria for “medical foods.” The products are available only under the supervision of a physician (acquired on prescription or directly from a physician). The term “medical food,” as defined in the Orphan Drug Amendments of 1988 to the FFDCA, is a food “which is formulated to be consumed or administered enterally under the supervision of a physician and which is intended for the specific dietary management of a disease or condition for which distinctive nutritional requirements, based on recognized scientific principles, are established by medical evaluation.” The FDA has issued regulations detailing the agency’s interpretation of the characteristics of food products that qualify as “medical foods." Accordingly, under FDA regulations, a food qualifies as a 'medical food' only if:

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

Outside the United States, the question of whether our VAYA Pharma products are categorized as prescription products, and the extent to which they can be purchased without medical supervision, depends upon national, regional and local laws and regulations, as well as the sales and marketing strategy adopted by our local license partners following discussions with us. For example, in Israel these products are sold over the counter, without a prescription.

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

The legal name of our company is Enzymotec Ltd. and we are organized under the laws of the State of Israel. We have five wholly-owned subsidiaries: Enzymotec USA, Inc. and VAYA Pharma, Inc., both incorporated in the United States, Enzymotec Australia Pty Ltd. incorporated in Australia, Enzymotec Singapore PTE Ltd., incorporated in Singapore and VAYA Pharma Hong Kong Limited, incorporated in Hong Kong. We also hold 50% of our joint venture in AL, a Swedish company and we own 80% of VAYA Pharma PTE Ltd., a Singapore company.

D.	Property, Plants and Equipment

Property and infrastructure

Our principal executive and administrative offices, research and development laboratories and production plant are in the Sagi 2000 Industrial Area, near Migdal Ha’Emeq, Israel. These facilities are built on a plot of approximately 107,600 square feet, leased in 2007 from the Israel Land Administration pursuant to a 98-year lease (expiring in May 2105) for approximately $136,000, with additional related payments of approximately $314,000 to the Israeli Ministry of Economy and Industry and the Israeli Tax Authority. Currently, these facilities consist of approximately 70,000 square feet of built space.

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

In addition, in 2013, we completed construction of an approximately 7,500 square feet extension to our production plant. This extension has enhanced our production capabilities and is equipped to enable us to extract crude krill oil ourselves from krill meal using new and technologically advanced equipment and proprietary processes. We further expanded the facility in 2015 and in 2016.

Our plant utilities infrastructure (including, among other items, a steam boiler, cooling and chilled water systems and a water purification system) are designed to support 100% expansion of production beyond our capacity.

In October 2011, we exercised an option for a long-term (98-year) lease for an adjoining plot of approximately 107,600 square feet from the Israel Land Administration for approximately $60,000, with additional related payments of approximately $370,000 to the Israeli Ministry of Economy and Industry, upon which we may build an additional manufacturing facility. This plot is held pursuant to, and for the remainder of the term of, the lease of the plot upon which our current facilities are built. Pursuant to our lease agreement, we were obligated to complete certain construction projects by August 2016. In February 2016 the Israel Land Administration informed us of its intent to terminate the lease agreement concerning the adjoining plot. We have filed a request with the Israel Land Administration to modify the terms of our lease or to extend the period to complete these projects and are awaiting a response, but we provide any assurance that the Israel Land Administration will agree to modify the lease or extend the completion period. For more information, see “Item 3.D. Key Information—Risk Factors—Risks relating to our business and industry—We are subject to risks relating to the operation and expansion of our production or processing facilities and capabilities.”

Office space is also leased by our two U.S. subsidiaries, in Morristown, New Jersey (approximately 300 square feet) and Baltimore, Maryland (approximately 3,000 square feet), by our Chinese representative office (approximately 1,000 square feet) in Shanghai, by our Singapore subsidiary VAYA Pharma PTE LTD (approximately 473 square feet) and by our Hong Kong subsidiary VAYA Pharma Hong Kong Limited (approximately 80 square feet). All our facilities are fully utilized.

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
•
In 2007, we entered into a joint venture arrangement with our Swedish joint venture partner, AAK, a global producer of specialty vegetable fats and established our Swedish joint venture, AL. Our InFat product is now offered exclusively through our joint venture.

•	In 2008, we initiated Enzymotec USA, Inc.’s operations in the United States.
•	In 2011, we initiated sales of our VAYA Pharma products in the United States.
•	In 2013, we completed our initial public offering and listing on the NASDAQ Global Select Market.
•
In 2014, we began extracting krill oil in house and we established Enzymotec Australia PTY Ltd. in Australia and VAYA Pharma PTE Ltd. in Singapore to expand our in house sales and marketing capabilities.

•	In 2016, we established VAYA Pharma Hong Kong Limited, in Hong Kong.

A.	Operating Results

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

	Year ended December 31,
	2014		2015		2016
	Net Revenues	Percentage	Net Revenues	Percentage	Net Revenues	Percentage
	($ in thousands)
Geographical region
Americas (*)	$25,810	55%	$29,635	59%	$25,267	53%
Europe	10,395	22	10,071	20	10,146	21
Australia & New Zealand	2,388	5	2,188	4	3,285	7
Asia (**)	7,019	15	7,173	14	7,749	16
Israel	1,491	3	1,324	3	1,249	3
Total	$47,103	100%	$50,391	100%	$47,696	100%

(*)    including net revenues to the United States of America of $20.6 million, $25.8 million and $22.8 million for the years ended December 31, 2014, 2015 and 2016, respectively.

(**)  including net revenues to the China of $4.9 million, $5.5 million and $5.9 million for the years ended December 31, 2014, 2015 and 2016, respectively.

Many of the sales made by our European, Australian and New Zealand customers are made into Asia and we believe that approximately 25% of our net revenues in the year ended December 31, 2016 are derived from end customers in Asia.

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

Nutrition

Gross profit of our Nutrition segment is primarily a function of the cost of raw materials, which comprised the majority of the costs of revenues in the year ended December 31, 2016. With respect to our InFat product, the cost of raw materials comprised a majority of the costs of revenues in 2016. While certain InFat customer contracts contain pricing formulae under which the prices of products are adjusted to reflect changes in the costs of raw materials, the adjustments do not fully insulate AL from such changes. In addition, even where InFat prices are adjusted pursuant to customer contracts that contain pricing formulae, increases in price can adversely affect sales and also expose AL to increased competition. AL’s gross profit is also influenced by the mix of products sold, as the InFat products with the higher levels of concentration of our proprietary sn-2 palmitate component carry higher profit margins than the other InFat blends that we offer.

Further, a material portion of our costs of revenues for our nutritional ingredients is comprised of the costs of sourcing raw krill meal and extracting krill oil from the meal. We currently purchase the majority of the krill meal we use pursuant to agreements with the owners of vessels that harvest Antarctic krill and process the freshly caught krill into krill meal onboard. Pursuant to these agreements, the price we pay for krill meal is adjusted in accordance with the fat content of the harvested krill.  In addition, during 2014 we purchased frozen krill and entered into a toll processing agreement with a third party to process krill meal from the frozen krill. We intend to continue to meet our krill meal needs by sourcing krill meal both from vessels that process krill meal onboard and from suppliers of frozen krill.

Prior to 2014, our costs related to our krill products also included payments to an Indian manufacturer for processing krill meal and extracting krill oil, which resulted in lower gross profits. In addition, our gross profit is affected by the quality of the krill meal we source, meaning the level of oils found in the krill meal, as higher quality krill meal results in greater yield and less processing.  During 2013, we expanded our Migdal Ha’Emeq manufacturing facility and equipped it to enable us to extract krill oil ourselves using technologically advanced equipment and processes. In the first quarter of 2014 we moved the entire krill oil extraction process in-house, which resulted in our saving processing costs. In addition, moving the extraction process in house has enabled us to sell many of the marketable byproducts of the krill oil extraction process that we previously could not sell due to Indian export restrictions, thereby further increasing revenues and gross profit.  The extraction process at our new facility is also more efficient than it had been at our outsourced manufacturer due to our use of new technologies. Accordingly, we believe that this move has positively impacted the gross profit of our Nutrition segment.  However, the vast majority of the frozen krill we purchased in 2014 is still held by us in inventory and we would need to use it in the near to medium term in order to avoid obsolescence.  In general, purchasing frozen krill and processing it into krill meal is significantly more costly than purchasing krill meal that was processed onboard fishing vessels. Accordingly, oil produced from frozen krill has significantly lower gross margins than the krill oil produced from krill meal processed from freshly caught krill, and to the extent we utilize our inventory of frozen krill we may negatively impact the gross margins of our Nutrition segment.

VAYA Pharma

The gross profit of VAYA Pharma is influenced primarily by the sale prices of its products. The gross profit from sales of VAYA Pharma products in the United States, Singapore and Hong Kong is higher than the gross profit from sales in other markets due to the fact that we perform sales and marketing of VAYA Pharma products in the United States, Singapore and Hong Kong through our dedicated sales staff, and accordingly charge higher sales prices to our wholesale distributors than to distributors in other countries who perform sales and marketing functions for us. The costs of revenues are primarily comprised of costs of production, which accounted for approximately 75% of costs of revenues in the years ended December 31, 2016 and 2015, and encapsulation, packaging and bottling of these products, which accounted for substantially the entire balance of the segment’s costs of revenues in the years ended December 31, 2016 and 2015.

 Operating expenses

Research and development expenses

Research and development expenses consist primarily of salaries and other employee benefits of our research and development personnel, costs of clinical trials and laboratory expenses, which include materials and depreciation of laboratory equipment. Research and development expenses are presented net of grants received from Israel’s Innovation Authority. For additional information regarding these grants, see “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Government Grants.” We charge all research and development expenses to operations as they are incurred. We expect research and development expenses to increase in absolute terms as we continue to conduct clinical trials this year to reinforce the science as well as develop new indications of our products.  In 2014, we initiated a study for Vayarin for adults with ADHD, a long-term study for Vayacog for patients with mild cognitive impairment, and a study for a product for children with Autism Spectrum Disorder. We also commenced in 2015 an investigator initiated clinical trial of Vayarin in managing ADHD in children with epilepsy. These studies continued during 2016 and will continue during 2017, however research and development expenses are expected to decrease in 2017 as the (expensive) recruitment process for most of our clinical trials is nearing completion.

Selling and marketing expenses

Selling and marketing expenses consist primarily of salaries and other employee benefits of our sales and marketing personnel, global marketing expenses and sales commissions. The majority of our selling and marketing expenses are generated by our VAYA Pharma segment, which maintains a dedicated sales and marketing staff in the United States, Singapore and Hong Kong consisting of medical representatives.

General and administrative expenses

General and administrative expenses consist primarily of salaries and other employee benefits for our managerial and administrative personnel, together with associated overhead costs. Other significant general and administrative costs include insurance costs and costs of operating as a public company, including professional fees for accounting and legal services and provision for doubtful accounts. If our sales grow, we expect our general and administrative expenses to increase in absolute terms, but to decrease as a percentage of our consolidated net revenues.

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

Taxes on income

The standard corporate tax rate in Israel was reduced to 24% in 2017 and 23% as of 2018. For the 2015 and 2016 tax years, it was 26.5% and 25%, respectively.

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

Joint venture accounting

We have a joint venture arrangement with AAK, for which we and AAK are responsible for particular functions related to the production, marketing and sale of the final InFat product. We and AAK jointly own 50% each of AL, which serves as a distributor for the joint venture arrangement.

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

Comparison of year-to-year results of operations

The following table sets forth certain consolidated statement of operations data as a percentage of total net revenues for the years indicated. All items are included in, or derived from, our consolidated statements of operations. The year-to-year comparison of financial results is not necessarily indicative of future results.

	Year ended December 31,
	2014	2015	2016
Net revenues	100.0%	100.0%	100.0%
Cost of revenues	38.9	39.0	37.1
Gross profit	61.1	61.0	62.9
Operating expenses
Research and development, net	12.7	12.2	15.5
Selling and marketing	17.1	22.7	37.2
General and administrative	15.9	13.9	16.7
Total operating expenses	45.7	48.8	69.4
Operating income (loss)	15.4	12.2	(6.5)
Financial income, net	1.1	1.0	0.5
Income (loss) before taxes on income	16.5	13.2	(6.0)
Taxes on income	(0.9)	(0.8)	(0.9)
Share in profits of equity investee	1.0	0.9	0.8
Net income (loss)	16.6%	13.3%	(6.1)%

Year ended December 31, 2016, compared with year ended December 31, 2015

 Net revenues

Total net revenues decreased by $2.7 million, or 5.3%, to $47.7 million in the year ended December 31, 2016 from $50.4 million in the year ended December 31, 2015. The decrease resulted primarily from a decrease of $5.4 million in revenues of the Nutrition segment, partially offset by an increase of $2.7 million in revenues of the VAYA Pharma segment. For further discussion, see the analysis of segment reporting, below.

Nutrition Segment

Net revenues of our Nutrition segment in the year ended December 31, 2016 were $49.7 million, representing a decrease of 8.3% from net revenues of $54.2 million in the year ended December 31, 2015. The decrease was primarily due to a decrease of $6.7 million in the sales volume of krill products as a result of the intense competition in the market, partially offset by an increase of $2.1 million in InFat sales, driven primarily by the launch of several new products incorporating InFat by our customers.

VAYA Pharma Segment

Net revenues for our VAYA Pharma segment in the year ended December 31, 2016 were $11.2 million, representing an increase of 32.4% over net revenues of $8.5 million in the year ended December 31, 2015. The increase in net revenues reflected increased volume of sales as we continued penetrating the U.S. market.

Cost of revenues and gross profit

 The following table presents net revenues, cost of revenues and gross profit in dollars and as a percentage of net revenues for the years indicated, and the percentage change in such amounts year-over-year:

	Year ended December 31,		Change in		As a percentage of net revenues for the year ended December 31,
	2015	2016	dollars	percentage	2015	2016
	($ in thousands)
Net revenues	$50,391	$47,696	$(2,695)	(5.3)%
Cost of revenues	19,635	17,709	(1,926)	(9.8)	39.0%	37.1%
Gross profit	$30,756	$29,987	$(769)	(2.5)%	61.0%	62.9%

Gross profit decreased by $0.8 million, or 2.5%, to $30.0 million in the year ended December 31, 2016, from $30.8 million in the year ended December 31, 2015. The decrease in absolute gross profit relates primarily to (i) our decreased volume of krill sales in our Nutrition segment in the year ended December 31, 2016, compared to the year ended December 31, 2015, and (ii) an inventory write-off of $2.0 million related to inventory, which had or would become obsolete and recorded in the fourth quarter of 2016. The decrease was partially offset by an increase in gross profit in our InFat products and VAYA Pharma segment in the year ended December 31, 2016 compared to the year ended December 31, 2015.

Gross profit margin increased 190 basis points to 62.9% for the year ended December 31, 2016, from 61.0% for the year ended December 31, 2015. The increase is primarily due to our improved product mix, with a greater volume of sales from VAYA Pharma and InFat products, partially offset by an inventory write-off of $2.0 million recorded in the fourth quarter of 2016. Excluding this write-off, the gross margin for the year ended December 31, 2016 would have amounted to 67.1%, 610 basis points higher than the gross margin for the year ended December 31, 2015.

Nutrition Segment

Gross profit of our Nutrition segment in the year ended December 31, 2016 decreased by $2.7 million to $21.8 million, from $24.5 million in the year ended December 31, 2015. Gross profit margin decreased to 43.9% in the year ended December 31, 2016, from 45.2% in the year ended December 31, 2015. The decrease in absolute gross profit and in gross profit margin relates primarily to our decreased volume of krill sales in the year ended December 31, 2016, compared to the year ended December 31, 2015 and due to an inventory write-off recorded in the fourth quarter of 2016, partially offset by our improved product mix in the year ended December 31, 2016, compared to our product mix in the year ended December 31, 2015 as InFat products carry a higher gross margin than some of our other Nutrition products.

VAYA Pharma Segment

Gross profit for our VAYA Pharma segment in the year ended December 31, 2016 increased by $1.8 million to $8.8 million, from $7.0 million in the year ended December 31, 2015, due to increased volume of sales from our VAYA Pharma products. Gross profit margin decreased to 78.8% in the year ended December 31, 2016, from 82.2% in the year ended December 31, 2015, primarily due to an inventory write-off recorded in the fourth quarter of 2016.

 Operating expenses

The following table presents the types of operating expenses in dollars and as a percentage of net revenues for the years indicated, and the percentage change in such amounts year-over-year:

	Year ended December 31, 2015		Year-over-year change		Year ended December 31, 2016
	($ in thousands)	Percentage of total net revenues	($ in thousands)	(Percentage)	($ in thousands)	Percentage of total net revenues
Research and development, net	$6,149	12.2%	$1,220	19.8%	$7,369	15.5%
Selling and marketing	11,425	22.7	6,336	55.5	17,761	37.2
General and administrative	7,008	13.9	963	13.7	7,971	16.7
Total operating expenses	$24,582	48.8%	$8,519	34.7%	$33,101	69.4%

Research and development expenses, net increased by $1.2 million, to $7.4 million in the year ended December 31, 2016, from $6.1 million in the year ended December 31, 2015. As a percentage of net revenues, our research and development expenses increased to 15.5% in the year ended December 31, 2016 from 12.2% in the year ended December 31, 2015. The increase in absolute amounts primarily reflected an increase of $1.2 million related to expenses in respect of VAYA Pharma clinical trials. The increase in research and development expenses, net as a percentage of net revenues reflected the decrease in net revenues as well as the increase in research and development expenses as an absolute amount. Grants from the Innovation Authority increased by $106,000, or 84.1%, to $232,000 in the year ended December 31, 2016, from $126,000 in the year ended December 31, 2015.

Selling and marketing expenses increased by $6.3 million, or 55.5%, to $17.8 million in the year ended December 31, 2016, from $11.4 million in the year ended December 31, 2015. As a percentage of net revenues our selling and marketing expenses increased to 37.2% in the year ended December 31, 2016 from 22.7% in the year ended December 31, 2015. The increase in selling and marketing expenses both as an absolute amount and as a percentage of net revenues reflected primarily: (i) an increase of $3.6 million from increases in headcount and share-based compensation, mainly for additional sales personnel for the VAYA Pharma segment in the United States; and (ii) an increase of $2.7 million in marketing activities, mainly related to the marketing of VAYA Pharma products.

General and administrative expenses increased by $1.0 million, or 13.7%, to $8.0 million in the year ended December 31, 2016, from $7.0 million in the year ended December 31, 2015. As a percentage of net revenues, our general and administrative expenses increased to 16.7% in the year ended December 31, 2016 from 13.9% in the year ended December 31, 2015. The increase as an absolute amount was due to a provision for bad debt related to a payment intermediator in the amount of $0.9 million and due to business development related expenses of $0.6 million, partially offset by a decrease in litigation costs related to the arbitration with AAK. The increase in general and administrative expenses as a percentage of net revenues reflected the increase in the absolute amount of general and administrative expenses and the decrease in net revenues.

Financial income, net

The following table presents our financial income, net, in dollars and as a percentage of net revenues for the years indicated, and the percentage change in such amounts year-over-year:

	Year ended December 31, 2015	Year-over-year change	Year ended December 31, 2016
	(in thousands, except percentage of total revenues)
Financial income, net	$471	$(214)	$257
Percentage of total net revenues	1.0%	(45.4)%	0.5%

Financial income, net decreased by $214,000, or 45.4%, in the year ended December 31, 2016 to $257,000, from $471,000 for the year ended December 31, 2015. The decrease was primarily due to a decrease of $271,000 in gains in respect of derivatives, partially offset by an increase of $73,000 in interest received and accrued on our bank deposits and marketable securities.

Year ended December 31, 2015, compared with year ended December 31, 2014

Net revenues

Total net revenues increased by $3.3 million, or 7.0%, to $50.4 million in the year ended December 31, 2015, from $47.1 million in the year ended December 31, 2014. The increase is driven mainly from increase in revenues of the VAYA Pharma segment. For further discussion, see the analysis of segment reporting, below.

Nutrition Segment

Net revenues of our Nutrition segment in the year ended December 31, 2015 were $54.1 million, representing a decrease of 3.0% from net revenues of $55.8 million in the year ended December 31, 2014. The change was primarily due to: (i) a decrease of $1.5 million in InFat sales, resulting primarily from the Chinese infant formula market undergoing a shift in how infant formula is sold. Historically, local brands, where a majority of AL customers are positioned, were sold primarily through supermarkets and health stores. Increasingly, sales are migrating to an e-commerce platform, thereby inviting increased competition and affecting the market share of AL customers; (ii) a decrease of $1.4 million in the sales of krill products, driven primarily by a reduction in the average selling price resulting from decreased demand and overcapacity partially offset by increased volume of sales; and (iii) an increase of $1.3 million in the volume of sales of our PS line of products.

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

Nutrition Segment

Gross profit of our Nutrition segment in the year ended December 31, 2015 decreased by $0.7 million to $24.5 million, from $25.2 million in the year ended December 31, 2014. Gross profit margin remained relatively the same, and was 45.19% in the year ended December 31, 2015, compared to 45.17% in the year ended December 31, 2014. The decrease in absolute gross profit was due to the decrease in the sales of our Nutrition products. Gross profit margin remained relatively the same, as improvements in our production efficiency were substantially offset by the reduction of selling prices of our krill oil products.

VAYA Pharma Segment

Gross profit for our VAYA Pharma segment in the year ended December 31, 2015 increased by $2.8 million to $7.0 million, from $4.2 million in the year ended December 31, 2014, due to increased volume of sales. Gross profit margin increased to 82.2% in the year ended December 31, 2015, from 74.6% in the year ended December 31, 2014, primarily due to increased volume of sales in the United States and Singapore, where our gross margins on sales of VAYA Pharma products are higher than in other markets.

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

Research and development expenses slightly increased by $163,000, to $6.1 million in the year ended December 31, 2015, from $6.0 million in the year ended December 31, 2014. As a percentage of net revenues, our research and development expenses decreased to 12.2% in the year ended December 31, 2015, from 12.7% in the year ended December 31, 2014. The increase in absolute amounts primarily reflected an increase of $0.6 million related to expenses in respect of VAYA Pharma clinical trials, partially offset by a decrease of $0.4 million in regulatory activities. The decrease in research and development expenses as a percentage of net revenues reflected the increase in net revenues partially offset by the increase in research and development expenses as an absolute amount. Grants from the Innovation Authority decreased by $19,000, or 13.1%, to $126,000 in the year ended December 31, 2015, from $145,000 in the year ended December 31, 2014.

Selling and marketing expenses increased by $3.4 million, or 42.2%, to $11.4 million in the year ended December 31, 2015, from $8.0 million in the year ended December 31, 2014. As a percentage of net revenues our selling and marketing expenses increased to 22.7% in the year ended December 31, 2015, from 17.1% in the year ended December 31, 2014. The increase in selling and marketing expenses both as an absolute amount and as a percentage of net revenues reflected primarily an increase of $1.8 million in headcount and share-based compensation, due primarily to the addition of sales personnel for the VAYA Pharma segment in the United States and an increase of $1.3 million in marketing activities (primarily marketing activities related to the marketing of VAYA Pharma products).

General and administrative expenses decreased by $0.5 million, or 6.2%, to $7.0 million in the year ended December 31, 2015, from $7.5 million in the year ended December 31, 2014. As a percentage of net revenues, our general and administrative expenses decreased to 13.9% in the year ended December 31, 2015, from 15.9% in the year ended December 31, 2014. The decrease in general and administrative expenses as an absolute amount was due to a decrease in legal expenses of $0.5 million (mainly related to a decrease in Neptune patent litigation costs, offset by an increase in litigation costs related to the arbitration with AAK). The decrease was also due to a decrease of $0.2 million in expenses relating to being a public company (mainly reflecting our February 2014 secondary offering) and a decrease of $0.2 million in allowance for doubtful accounts, partially offset by an increase in headcount and share-based compensation expenses of $0.4 million.  The decrease in general and administrative expenses as a percentage of net revenues reflected the decrease in the absolute amount of general and administrative expenses and the increase in net revenues.

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

Financial income for the year ended December 31, 2015 was $471,000, compared to $499,000 for the year ended December 31, 2014. The decrease was primarily due to foreign currency exchange differences of $0.6 million, partially offset by an increase of $0.3 million in interest received and accrued on our bank deposits and marketable securities and by an increase in gain in respect of derivatives of $0.3 million.

Effective Tax Rate

Our effective tax rate for the year ended December 31, 2016 was (16%) compared to 6.1% tax rate for the year ended December 31, 2015. Our effective tax rate is significantly impacted by changes in the ratio of taxable income and loss within and outside of Israel as Israeli income is subject to reduced effective tax rates. For a full reconciliation of our effective tax rate to the Israeli statutory rate of 25% and for further explanation of our provision for income taxes, refer to Note 10 of our consolidated financial statements included elsewhere in this annual report.

Critical accounting estimates and assumptions

We have prepared our consolidated financial statements and related disclosures in conformity with U.S. GAAP. This has required us to make estimates based on our judgments and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. See “Item 3.D. Key Information—Risk Factors” for a discussion of the possible risks which may affect these estimates. Note 1 to our consolidated financial statements included elsewhere in this annual report describes the significant accounting policies and principles that are used to prepare our consolidated financial statements.

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

We provide a right of return to U.S. distributors upon expiration of the medical food products sold in the VAYA Pharma segment, in compliance with applicable regulations. The majority of our product returns are the result of product dating. Accordingly, we record a reserve for estimated sales returns based on historical experience with actual returns, as well as specific factors, such as levels of inventory in the distribution channel, product dating and expiration. Returns to date have been immaterial. Revenues from product sales are also recorded net of cash discounts and distribution fees, which can be reasonably estimated.

Inventory

 We record an inventory obsolescence reserve, which represents any excess of the cost of the inventory over its estimated market value, based on various product sales projections. This reserve is calculated based on age, historical trends and forecasted sales. There is inherent professional judgment and subjectivity made by both production and quality assurance members of management in determining the estimated obsolescence reserve. See Note 6 to our consolidated financial statements contained elsewhere in this annual report for additional information. Also “Item 3.D. Key Information—Risk Factors—Our inventories include sensitive compounds which may face spoilage or obsolescence.”

Share-based compensation

Under U.S. GAAP, we account for employee share-based compensation awards classified as equity awards in accordance with the provisions of Accounting Standards Codification (ASC) No. 718, “Compensation — Stock Based Compensation,” which requires us to measure the cost of options based on the fair value of the award on the grant date. We also apply ASC No. 718, “Compensation — Stock Based Compensation” and ASC No. 505-50, “Equity Based Payments to Non-Employees” with respect to options issued to consultants and other non-employees.

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

Contingencies

Certain conditions may exist as of the date of our financial statements, which may result in a loss to us but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us, or unasserted claims that may result in such proceedings, we evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. Any such assessment inherently involves an exercise of judgment. We also assess estimated legal fees and the potential exposure involved relative to insurance coverage.

We apply the guidance in ASC Topic 450-20- 25 issued by the Financial Accounting Standards Board, or FASB, when assessing losses resulting from contingencies. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is recorded as accrued expenses in our financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be reasonably estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, are disclosed. If a loss contingency is not reasonably possible but is remote, it is generally not disclosed unless it involves a guarantee, in which case the guarantee is disclosed.

Impairment of long-lived assets

We test long-lived assets (including intangible assets) for impairment whenever events or circumstances present an indication of impairment. If the sum of expected future cash flows (undiscounted and without interest charges) of the assets is less than the carrying amount of such assets, an impairment loss would be recognized. The assets would be written down to their estimated fair values, calculated based on the present value of expected future cash flows (discounted cash flows), or some other fair value measure. As of December 31, 2016, 2015 and 2014, we did not recognize an impairment loss for its long-lived assets.

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

 A summary of our statement of cash flows and certain changes in our financial condition for the years ended December 31, 2014, 2015 and 2016 is as follows:

	Year ended December 31,
	2014	2015	2016
	($ in thousands)
Net income (loss)	$7,838	$6,683	$(2,923)
Depreciation and amortization	2,308	2,327	2,727
Share-based compensation expense	852	1,633	2,580
Change in inventories	(9,629)	(243)	(4,516)
Change in accounts receivable	5,304	(881)	5,597
Change in accounts payable and accruals	(3,868)	2,300	(1,890)
Net cash provided by operating activities	1,965	11,198	1,385
Net cash used in investing activities	(63,558)	(62)	(15,982)
Net cash provided by (used in) financing activities	(2,522)	536	191
Net increase (decrease) in cash and cash equivalents	(64,115)	11,672	(14,406)
Balance of cash and cash equivalents at end of year	10,315	21,987	7,581

Cash flows provided by operating activities

Cash flows from operating activities consist primarily of net income (loss) adjusted for certain non-cash items. Adjustments to net income (loss) for non-cash items include depreciation and amortization and share-based compensation expense. In addition, operating cash flows are impacted by changes in operating assets and liabilities, which include inventories, accounts receivable and other assets and accounts payable.

We generated $1.4 million in cash from operating activities in the year ended December 31, 2016, while in the year ended December 31, 2015, we generated $11.2 million from operating activities. Cash from operating activities in the year ended December 31, 2016 was due primarily to a decrease in accounts receivable of $5.6 million, depreciation and amortization of $2.7 million and share-based compensation expense of $2.6 million. This was offset by our net loss of $2.9 million, as well as an increase in inventories of $4.5 million, a decrease of $1.9 million in accounts payable and accruals and share in profit of equity investee of $0.4 million.

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

Working capital

Our working capital, which we define as accounts receivable plus inventory less accounts payable, increased from $28.2 million at December 31, 2015 to $29.5 million at December 31, 2016 due to an increase in inventories of $4.5 million and a decrease in accounts payable of $2.0 million, partially offset by a decrease in accounts receivables of $5.2 million. Working capital as a percentage of net revenues increased from 55.9% at December 31, 2015 to 61.8% at December 31, 2016, mainly reflecting increases in our inventories conversion period.

Working capital decreased from $29.3 million at December 31, 2014 to $28.2 million at December 31, 2015 due to an increase in accounts payable of $2.1 million, partially offset by an increase in accounts receivable of $0.8 million and an increase in inventories of $0.2 million. Working capital as a percentage of net revenues decreased from 62.2% at December 31, 2014 to 55.9% at December 31, 2015, mainly reflecting a decrease in our inventories conversion period as well as a decrease in our receivables conversion period.

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

Cash flows used in investing activities in the year ended December 31, 2016 amounted to $16.0 million which reflected primarily our investment of $32.4 million in bank deposits and marketable securities, purchase of property, plant and equipment of $2.1 million (mainly related to the expansion of our existing manufacturing facility), partially offset by $16.7 million in proceeds from the sale of marketable securities and a decrease of $1.9 million in bank deposits.

Cash flows used in investing activities in the year ended December 31, 2015 amounted to $0.1 million which reflected primarily our investment of $9.4 million in bank deposits and marketable securities, purchase of property, plant and equipment and intangible assets of $2.9 million (mainly related to the expansion of our existing manufacturing facility), partially offset by $9.3 million in proceeds from the sale of marketable securities and a decrease of $3.0 million in bank deposits.

We expect cash used in investing activities to increase significantly when and if we commence the construction on our new manufacturing facility. While we anticipate that construction of this new facility will require significant capital expenditures, we have not yet started construction of the facility or even entered into contracts relating to the construction and therefore it would not be completed, if we do undertake it, before 2018. The timing and amount of the capital expenditures associated with this project, if we do undertake it, is uncertain. For more information, see “Item 3.D. Key Information—Risk Factors—We are subject to risks relating to the operation and expansion of our production or processing facilities and capabilities.” In addition, cash used in investing activities would increase to the extent that we acquire complementary businesses or assets.

Cash flows provided by (used in) financing activities

Cash provided by financing activities in the years ended December 31, 2016 and 2015 amounted to $0.2 million and $0.5 million, respectively, and represent the proceeds from exercises of options by employees.

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

We have several new nutritional ingredient products for infant formula under development planned to launch within the next few years. See “Item 3.D. Key Information — Risk Factors — Risks relating to our business and Industry — Our product development cycle is lengthy and uncertain, and our development or commercialization efforts for our products may be unsuccessful".

We invest a significant amount of our resources in R&D as we believe that superior technology is key to maintaining a leading market position. Our R&D expenses were $6.0 million, $6.1 million and $7.4 million in the years ended December 31, 2014, 2015 and 2016, respectively, representing 12.7%, 12.2% and 15.5% of net revenues, respectively.

InCog is a marine-based lipid composition for use in infant nutrition products that is intended to mimic certain characteristics of human breast milk. Pre-clinical trials of InCog have shown encouraging results, and we are currently considering its position and engaging in additional pre-clinical trials for the purpose of evaluating its efficacy. This ingredient is accepted as GRAS by the FDA for marketing in the United States for the general population and was approved as Novel Food for the general population in Europe. We are currently in the process of expanding its GRAS evaluation and novel food approval for infants. We are also in the process of preparing a submission for registration in China.

We anticipate that InCog will generate incremental revenues, but we do not expect it to be material to our results of operations in the near term.

We currently have several products aimed for infant nutrition and as well as pipeline for our VAYA Pharma segment in various stages of development. These include compositions based on phosphatidylserine (PS) and other lipids known to support cognitive, behavioral and metabolic human functions. We are developing and evaluating these products for the improved infant nutrition as well as dietary management of various cognitive, behavioral, mood or metabolic disorders. None of these products is expected to be individually material to our business in the near term.

Clinical Trials

We generally conduct clinical and pre-clinical studies to support the efficacy and safety of our products and their ingredients and to extend and validate their benefits for human health. Pre-clinical studies allow us to substantiate the safety of our products and obtain preliminarily indications of their pharmacological profile and mechanism of the action. Through January 31, 2017, we had conducted 16 pre-clinical studies, according to the principles of Good Laboratory Practices (GLP) and completed 15 clinical studies, according to the principles of Good Clinical Practices (GCP). As a result, we have developed significant experience in planning, designing, executing, analyzing and publishing clinical studies.

In 2014, we initiated a number of clinical trials, including a clinical trial for a product on managing Autism Spectrum Disorder symptoms, a clinical trial on Vayarin for adults with Attention Deficit Hyperactivity Disorder and a clinical trial on long term efficacy of Vayacog in mild cognitive impairment. These studies continued during 2015 and will continue during 2017. In 2014, we also finalized the clinical phase of a clinical study of Vayarol for reducing triglyceride levels in patients with hypertriglyceridemia.

Our R&D team manages our clinical studies and is deeply involved with project planning, trial design, execution, outcome analyses and manuscript submission. During the design, execution and publication of our studies, our R&D team consults with key opinion leaders in the relevant field of research to optimize both design and execution, as well as to strengthen the scientific and academic level of the investigational plan. Our clinical studies have been conducted in collaboration with leading medical and research centers in countries such as the United States, Israel, Canada, China and the Netherlands including Meir Medical Center, Israel; Sourasky Medical Center, Israel; Sheba Medical Center, Israel; Icahn School of Medicine at Mount Sinai, New York; New York University Hospital, New York and McGill University, Canada. For information regarding the clinical validation of our various products, see “Item 4.B. Information on the Company — Business Overview — Our products — Nutrition segment — Clinical validation” and “Item 4.B. Information on the Company — Business Overview — Our products — VAYA Pharma segment — Clinical validation.”

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

As of January 31, 2017, we had been granted more than 110 patents and had applications for approximately 90 additional patents pending worldwide. Our principal granted patents relate to our technologies arising out of novel formulations, their beneficial uses and processes for the manufacturing thereof, rather than claiming specific molecules or active ingredients.

•
InFat. The patent portfolio for the InFat products includes issued patents and pending applications directed to formulations, manufacturing process and methods of use. Our current and potential customers for InFat include major global nutrition companies with worldwide operations. The majority of manufacturers of infant formula containing InFat are located in Europe, New Zealand and Australia, where we have issued patents. In China, which is our largest end user market for InFat products, we have one issued patent covering a formulation and a process related to InFat and two additional issued patents covering uses related to InFat. In addition, we have a pending application covering additional uses. In Europe, we have three issued patents: one claiming a formulation which expires in 2024, and two claiming uses of InFat which expire in 2028 and 2031 of which one is currently under opposition proceedings. We also have other applications related to InFat in Europe. In each of New Zealand and Australia, we have issued patents claiming a manufacturing process for InFat, which expire in 2020 and 2018, respectively. In addition, we have two issued patents in Australia which cover uses related to InFat and expire in 2028 and 2031, and two issued patents in New Zealand which cover uses related to InFat and expire in 2031. While the United States is not currently a major market for InFat, we do believe it presents a growth opportunity for InFat. In the United States, we have one issued patent claiming a manufacturing process, which expires in September 2017, and four issued patents claiming methods of use, which expire in 2028 and 2031. We also have additional U.S. applications covering particular compositions and uses related to the InFat products. We also have issued patents related to these products in Israel, Mexico, South Korea, India, Canada, Hong Kong, Singapore, Japan and Russia, and patent applications pending in various countries around the world.

•
PS Products. The patent portfolio for our PS products (including Sharp PS) includes patents and patent applications directed to formulations, manufacturing processes, and methods of use. In each of the United States and Europe, the two largest markets for our PS products, we own one issued patent covering a formulation related to Sharp PS, which expires in the United States in 2026 and in Europe in 2024. We also have issued counterparts to that patent in Australia, Canada, Japan Hong Kong, Israel and South Korea. In addition, during 2015 we filed an international application under the Patent Cooperation Treaty, or PCT, with the International Bureau of the World Intellectual Property Organization, or WIPO, to cover certain PS compositions and processes.

•
Krill Oil Products. During 2015, we filed three international applications under the PCT with the International Bureau of WIPO relating to intellectual property relevant to krill oil compositions, manufacturing processes and methods of use.

•
VAYA Pharma Products. The patent portfolio for our various VAYA Pharma products (including Vayarol, Vayacog and Vayarin) includes patents and patent applications directed to formulations and methods of use. The United States is currently the largest market for our VAYA Pharma products. We have four issued patents in the United States covering formulations or methods of use related to Vayarin, of which three of these patents also cover formulations or uses of Vayacog. None of these patents expires before 2024. We also have two issued U.S. patents covering composition and method of use related to Vayacog, which expire in 2030, and two issued patents covering a formulation of Vayarol and a use related to Vayarol, which expire in 2024 and in 2026, respectively. One or more patents related to one or more of our VAYA products have also been issued in each of Australia, Canada, China, Europe, Hong Kong, India, Israel, Japan, Mexico, New Zealand, the Philippines, Russia and South Korea. In addition, during 2015 and 2016, we filed two international applications under the PCT with the International Bureau of WIPO relating to intellectual property relevant to VAYA products.

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

We believe that, while our patents provide us with a competitive advantage, our success depends also on our marketing, business development, know-how and ongoing research and development efforts. We believe that the expiration of any of our patents, or the failure of any of our patent applications to result in issued patents, would have an adverse effect on our business or financial position. Nevertheless, we are continuously working to generate a new cluster of patents to reinforce our intellectual property position and protect the competitive edge we are creating in the market. In any event, there can be no assurance that our patents or other intellectual property rights will afford us a meaningful competitive advantage.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2016 to December 31, 2016 that are reasonable likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

Except for standard operating leases, we do not engage in any off-balance sheet arrangements, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

F.	Contractual Obligations

Our future contractual cash obligations as of December 31, 2016 in excess of one year are summarized in the following table:

	Total (1)	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	($ in thousands)
Operating lease obligations	$1,292	$525	$709	$58	$–

(1)	Excludes future projected royalty payments of approximately 3%-5% of revenues derived from research and development projects that were funded in part by grants received from the Innovation Authority.

In addition, in 2014 we entered into a 10-year toll manufacturing agreement with respect to one of our products. Under the terms of the agreement, we have committed for minimum purchasing through the entire term of the agreement. In the event that we fail to meet our minimum purchase requirements or otherwise terminate the agreement, we will be required to pay a termination payment which is based on a fixed amount of up to $500,000 reduced by the amount actually purchased before termination.

Further, in February 2017, VAYA Pharma USA Inc. entered into a five-year lease agreement with respect to new offices in Baltimore, Maryland, with an annual lease payment ranging from $120,000 to $140,000 per year for the use of approximately 4,500 square feet.

ITEM 6: Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information for our executive officers and directors as of March 10, 2017. Unless otherwise stated, the address for our directors and executive officers is c/o Enzymotec Ltd., Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emeq 2310001, Israel.

Name	Age	Position(s)
Executive officers
Ariel Katz (1)	58	President and Chief Executive Officer
Oren Bryan	42	Vice President and Chief Financial Officer
Gai Ben-Dror	48	Vice President – Process Development
Avner Avissara	51	Vice President – Nutrition Division
Robert Crim	59	President and CEO VAYA Pharma USA
Itay Dromi	52	Vice President – Human Resources and Information Systems
Efrat Manoff	38	Vice President – Operations
Yael Richter	42	Vice President – Research and Development
Directors
Steve Dubin (5)	63	Chairman of the Board
Nir Belzer (3)(5)	54	Director
Tamar Howson (4)(5)	68	Director
Holger Liepmann (4)(5)	65	Director
Dov Pekelman (2)(5)	76	Director
Yossi Peled (2)(5)	69	Director
Michal Silverberg (3)(5)	40	Director
Joseph Tenne (2)(3)(5)	61	Director
Imanuel (Mani) Wasserman (4)(5)	50	Director

(1)
On November 16, 2016 we announced the departure of Dr. Ariel Katz, our President and Chief Executive Officer effective as of April 18, 2017. On March 9, 2017, we announced the appointmentof Mr. Erez Israeli as Dr. Katz’s successor, effective as of April 18, 2017.

(2)	Member of our audit committee.
(3)	Member of our compensation committee.
(4)	Member of our nominating and governance committee.
(5)	Independent director under the rules of the NASDAQ Stock Market.

Our executive officers

Dr. Ariel Katz has served as our President and Chief Executive Officer since joining us in 2000. He has also served as the head of our VAYA Pharma segment from January 2012 to August 2014. Prior to joining Enzymotec, Dr. Katz held various positions with the Dead Sea Bromine Group of Israel Chemicals Ltd. over a period of 14 years, including senior positions in research and development, plant management, marketing and business development. Dr. Katz holds a bachelor’s degree in chemistry and a master’s degree in economic management both from Ben-Gurion University of the Negev, Beer Sheva, Israel, and a PhD in engineering in the field of artificial intelligence from Exeter University, UK. Dr. Katz was a guest lecturer in the Biotechnology Department of the Technion — Israel Institute of Technology, Israel from 2003 to 2010. Dr. Katz will step down as President and Chief Executive Officer effective as of April 18, 2017, 2017 but will remain with the Company through May to ensure a smooth transition for his successor, Mr. Erez Israeli, whose appointment will become effective as of April 18, 2017.

Oren Bryan has served as our Vice President and Chief Financial Officer since June 2008. Prior to joining Enzymotec, he served as Chief Financial Officer of MIND C.T.I. Ltd., a global provider of real-time, product-based mediation, billing and customer care solutions for voice, data, video and content service from 2006 to 2008 and Controller of MIND C.T.I. Ltd. from 2005 to 2006. Before working at MIND C.T.I. Ltd., Mr. Bryan served as Controller of both Dor Chemicals Ltd. from 2001 to 2005 and a private software company from 2000 to 2001. Between 1997 and 2000, he was an accountant with Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global. Mr. Bryan is a certified public accountant and holds a B.A. in economics and accounting from University of Haifa, Israel.

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

Avner Avissara has served as our Vice President-Nutrition Division since July 2016. Prior to becoming our Vice President – Nutrition Dividion, he served as Regional Director of Asia Pacific and China from May 2014 to December 2015 and as the CEO of Advanced Lipids from January 2015 to December 2016, while also leading our infant nutrition business. Mr. Avissara has over 20 years of experience in the pharmaceutical industry. Between 1993 and 2010, he managed the Teva Clinical Nutrition business in Israel and later helped to establish Teva Pharmaceutical International’s business in Central Eastern Europe, the Balkans, Africa and other regions. In the positions of Regional Director and General Manager of the territories as well as member of the board of Director of Teva Pharmaceutical daughter companies, Mr. Avissara specialized in the establishment of new businesses and led the growth of the organizations through various business models. Mr. Avissara Holds a BSc. in Biochemistry and Human Nutrition from the Hebrew University of Jerusalem and an MBA from Edinburgh University.

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

Itay Dromi has served as our Vice President – Human Resources since July 2014. Mr. Dromi has over 20 years of global experience in human resources and organizational management. Prior to joining Enzymotec, Mr. Dromi served from 2010 to 2014 in multiple senior human resources positions at Teva Pharmaceutical Industries Ltd., including as Vice President – Human Resources TGO Asia Region and as Vice President – Human Resources of the Chemical Division. Mr. Dromi previously held human resources positions at Ultrashape and Delta Galil Industries. Mr. Dromi received his M.B.A from Bar Ilan University and an M.A. in Public Administration from the University of Haifa, Israel.

Efrat Manoff has served as our Vice- President – Operations since March 2016. Between 2012 and 2016 she was the BAI business unit's product manager. Efrat started her professional career as a chemical engineer in the R&D and Pilot process department of Perrigo Pharmaceutical plant in Israel. Ms. Manoff is holding a Bachelor of Science in Chemical Engineering from Ben Gurion University in Beer Sheva, Israel and Master of Science in Environmental Engineering from this university.

Dr. Yael Richter has served as our Vice President – Research and Development since October 2015. Previously, she served as our Director of Research and Development and as the head of VAYA Pharma’s research and development team since joining Enzymotec in May 2006. She was also responsible for building VAYA Pharma’s medical affairs team, supporting all the scientific communication and education activities. She holds a bachelor’s degree in Chemistry from the Hebrew University and a PhD in chemistry from Bar-Ilan University, Israel, where she specialized in medicinal chemistry.

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

Tamar Howson has served as a director of Enzymotec since July 2015. Ms. Howson has served as a corporate business development and strategy consultant to biopharmaceutical companies since 2011. From 2009 to 2011, she worked for JSB-Partners, a transaction advisory firm, providing business development support to life sciences companies. From 2007 to 2008, Ms. Howson served as Executive Vice President, Corporate Business Development at Lexicon Pharmaceuticals. From 2001 to 2007, Ms. Howson held the position of Senior Vice President, Corporate and Business Development at Bristol-Myers Squibb. Ms. Howson currently serves on the Board of Directors of publicly traded Organovo, Inc. (NYSE: ONVO), and coutnravir. In the past, Ms. Howson served as a director of Actavis plc, Idenix Pharmaceuticals Inc., Warner Chilcott plc, Soligenix, Inc. and Cardax, Inc., Oxigene, Inc. (NASD: OXGN) and Cynapsus (TSE: CTH), Inc. all of which are publicly traded. In addition, Ms. Howson serves as a director of the International Partnership for Microbicides, a non-profit product development partnership. She has also served on the boards of Aradigm, S*BIO, Ariad Pharmaceuticals, SkyePharma, NPS Pharma, Targacept and HBA. Ms. Howson holds a bachelor’s degree in Chemical Engineering from the Technion — Israel Institute of Technology, an M.S. from the City University of New York and an M.B.A. from Columbia University.

Holger Liepmann has served as a director of Enzymotec since February 2015. He served in various positions with Abbott Laboratories from 1986 until his retirement in 2011. From 2006 to 2011, Mr. Liepmann served as executive vice president, Nutritional Products of Abbott Laboratories. In this capacity he was responsible for all aspects of Abbott Laboratories’ global nutritional business, including R&D, manufacturing, supply chain and commercial operations, and reported to Abbott’s CEO. Previously, he served as executive vice president, Pharmaceutical Products Group, senior vice president, Abbott International, the commercial operations for Abbott's international pharmaceutical business, and vice president Japan Operations. He enjoyed an international career with postings in Japan, Spain, Puerto Rico, Germany and the United States. Prior to joining Abbott, Mr. Liepmann worked for Bayer AG in a variety of capacities between 1975 and 1986, both in the U.S. and in Germany. Mr. Liepmann earned a bachelor’s degree from Dartmouth College and a master’s degree in business administration from Stanford University. He currently sits on the boards of Altan Pharma Ltd., which he co-founded, and Desert Research Institute Foundation and SmartTots, two non-governmental organizations.

Prof. Dov Pekelman has served as a director of Enzymotec since October 2010. In addition, Professor Pekelman currently serves as the Chairman of the special committee of the board of directors of Taro Pharmaceuticals Industries Ltd. (NYSE: TARO), as well as Chairman of Atera Networks Ltd. Prof. Pekelman serves on the board of directors of the Interdisciplinary Center (IDC), Herzliya, Israel and is Chairman of the IDC Corporation, the center’s economic arm. From 1985 to 2008, Professor Pekelman served as a senior consultant to Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) and also founded and ran a leading, Israeli-based management-consulting firm, P.O.C. Ltd. Previously, he served on the board of directors of several industrial corporations, including Koor Industries Ltd. (TASE: KOR), and was also a member of the advisory committee of the Bank of Israel. He holds bachelor’s degree from the Technion — Israel Institute of Technology, Israel and a doctorate from the University of Chicago.

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

Michal Silverberg has served as a director of Enzymotec since September 2013. In 2014 Ms. Silverberg became a Senior Director for TVI (Takeda Ventures Inc.). Ms. Silverberg has previously worked in various positions in Novo Nordisk A/S, a global healthcare company headquartered in Denmark with shares listed on the Copenhagen and New York Stock Exchanges. Since 2010, she has served as Senior Director, New Product Commercialization & Business Development for the BioPharm unit. Prior to joining Novo Nordisk, Ms. Silverberg held various positions in a biotech company, an investment group and the Office of the Chief Scientist of Israel (Technological Incubators). Ms. Silverberg holds a B.A. in Economics and Business Management from University of Haifa, Israel, an M.B.A. from Tel Aviv University, and an M.A. in Biotechnology from Columbia University.

Joseph Tenne has served as a director of Enzymotec since September 2013. Mr. Tenne is the Chief Financial Officer of Itamar Medical Ltd. (TASE: ITMR), an Israeli company engaged in the medical devices business. From March 2005 until April 2013, Mr. Tenne served as the Chief Financial Officer of Ormat Technologies, Inc. (NYSE: ORA), which is engaged in the geothermal and recovered energy business. From January 2006 until April 2013, Mr. Tenne also served as the Chief Financial Officer of Ormat Industries Ltd., an Israeli holding company which was listed on the Tel Aviv Stock Exchange and was the parent company of Ormat Technologies, Inc. From 2003 to 2005, Mr. Tenne was the Chief Financial Officer of Treofan Germany GmbH & Co. KG, a German company, which is engaged in the development, production and marketing of oriented polypropylene films, which are mainly used in the food packaging industry. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited (PwC Israel). Mr. Tenne serves as a director of AudioCodes Ltd. (NASD/TASE: AUDC) and Ratio Oil Exploration (Finance) Ltd. (TASE: RATI.L), both Israeli companies, and an external director of Orbotech Ltd. (NASD: ORBK) and MIND C.T.I. Ltd. (NASD: MNDO), also Israeli companies. Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

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

Compensation of executive officers and directors

The aggregate compensation paid and share-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2016 was $3.0 million. This amount includes approximately $0.2 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of December 31, 2016, options to purchase 1,031,146 ordinary shares granted to our current directors and executive officers were outstanding under our equity incentive plans at a weighted average exercise price of $5.62 per share. In addition, as of December 31, 2016, 230,831 restricted share units and 156,060 restricted shares were granted to our current directors and executive officers of which 55,762 restricted share units and 117,096 restricted shares were vested. We do not have any written agreements with any director providing for benefits upon the termination of such director’s relationship with our company or our subsidiaries.

        As of December 31, 2016, 307,756ordinary shares remained available for grant under our share incentive plans.

Summary Compensation Table

The table below reflects the compensation paid to or earned by our five most highly compensated office holders during or with respect to the year ended December 31, 2016.  All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2016.

Name and Position	Salary Cost (1)	Bonus (2)	Share-Based Compensation(3)	All Other Compensation(4)	Directors’ Fees	Total
	($ in thousands) (5)
Steve Dubin Chairman of the Board			$545		$120	$665
Ariel Katz Retiring President and CEO	$280	$-	$106	$39		$425
Rob Crim President and CEO of Vaya Pharma USA	$213	$-	$107	$18		$338
Oren Bryan Vice President and CFO	$203	$-	$56	$48		$307
Itay Dromi Vice President – Human Resources and Information Systems	$154	$-	$67	$25		$246

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

(2)	Represents the amount recognized in our financial statements with respect to the year ended December 31, 2016 for bonuses to such office holder.

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

(5)
Some of the amounts were translated from NIS into dollars using the average exchange rate during the year ended December 31, 2016 of NIS 3.841 = $ 1.00, based on the daily representative rate of exchange between the NIS and the dollar reported by the Bank of Israel.

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

The 2013 Plan is administered by our board of directors or by a committee designated by the board of directors, which shall determine, subject to Israeli law, the grantees of awards and the terms of the grant, including, exercise prices, vesting schedules, acceleration of vesting and the other matters necessary in the administration of the 2013 Plan. The 2013 Plan enables us to issue awards under various tax regimes including, without limitation, pursuant to Sections 102 and 3(i) of the Israeli Income Tax Ordinance, to which we refer as the Ordinance, and as “incentive stock options” under Section 422 of the U.S. Internal Revenue Code of 1986, as amended, to which we refer as the Code, and nonqualified stock options.

Section 102 of the Ordinance allows employees, directors and officers, who are not controlling shareholders and who are Israeli residents, to receive favorable tax treatment for compensation in the form of shares or options. Section 102 of the Ordinance includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(3) of the Ordinance, the most favorable tax treatment for grantees, permits the issuance to a trustee under the “capital gains track.” In order to comply with the terms of the capital gains track, all options granted under a specific plan and subject to the provisions of Section 102 of the Ordinance, as well as the shares issued upon exercise of such options and other shares received subsequently following any realization of rights with respect to such options, such as share dividends and share splits, must be registered in the name of a trustee selected by the board of directors and held in trust for the benefit of the relevant employee, director or officer. The trustee may not release these options or shares to the holders thereof before the second anniversary of the registration of the options in the name of the trustee. However, under this track, we are not allowed to deduct an expense with respect to the issuance of the options or shares.

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

The 2003 Plan provides for the grant by us of awards under various tax regimes including, without limitation, pursuant to Sections 102 and 3(i) of the Ordinance and Section 422 of the Code.

The 2003 Plan provides that options granted to our employees, directors and officers who are not controlling shareholders and who are considered Israeli residents are intended to qualify for special tax treatment under the “capital gains track” provisions of Section 102(b)(3) of the Ordinance. Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(i) of the Ordinance, which does not provide for similar tax benefits.

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

The following table presents certain data for our 2003 Plan and 2013 Plan as at December 31, 2016.

			Grants of restricted shares		Grants of restricted shares units (RSU)		Grants of share options
Plan	Shares available for future grants		Number of vested shares	Number of unvested shares	Number of vested RSUs	Number of unvested RSUs	Aggregate number exercised	Aggregate number outstanding	Weighted average exercise price of outstanding options
2003 Plan	—		—	—	—	—	2,219,397	806,294	$2.76
2013 Plan	307,756	(1)	126,616	38,964	142,807	372,077	1,416	968,965	$10.35
______________________

(1)
As of January 1, 2017, the reserved pool under the 2013 Plan increased to 764,807 shares pursuant to the provisions of the 2013 Plan.

Between January 1, 2017 and March 10, 2017, we granted additional 353,235 options and 176,623 restricted share units to our employees and officers.

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

Under our articles of association, our board of directors must consist of at least seven and not more than 11 directors. At any time, the minimum number of directors may not fall below five. Our board of directors currently consists of nine directors. Previously, two of our directors presided as “external directors”, as such term is defined in the Israeli Companies Law. See “—External Directors” for a description of the exemption from the requirements under the Israeli Companies Law to appoint such directors.

Under the Israeli Companies Law and our articles of association, as detailed below, our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, will be for a term of office that expires on the third annual general meeting following such election or re-election, such that at each annual general meeting of shareholders the term of office of only one class of directors will expire. Each director will hold office until the annual general meeting of our shareholders in which his or her term expires, unless they are removed by a vote of 65% of the voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Israeli Companies Law and our articles of association.

 Our directors are divided among the three classes as follows:

•	the Class I directors are Holger Liepmann, Dov Pekelman and Yossi Peled, and their terms will expire at the annual general meeting of shareholders to be held in 2017;

•	the Class II directors are Nir Belzer, Tamar Howson and Immanuel (Mani) Wasserman, and their terms will expire at the annual general meeting of shareholders to be held in 2018; and

•	the Class III directors are Steve Dubin, Michal Silverberg and Joseph Tenne, and their terms will expire at the annual general meeting of shareholders to be held in 2019.

In addition, our articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors, for a term of office equal to the remaining period of the term of office of the director(s) whose office(s) have been vacated.

Under the Israeli Companies Law and our articles of association, nominations for directors may be made by any shareholder(s)holding together at least 1% of our outstanding voting power. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been timely and duly given to our Secretary (or, if we have no Secretary, our Chief Executive Officer). Any such notice must include certain information, including, among other things, a description of all arrangements between the nominating shareholder and the proposed director nominee(s) and any other person pursuant to which the nomination(s) are to be made by the nominating shareholder, the consent of the proposed director nominee(s) to serve as our director(s) if elected and a declaration signed by the nominee(s) declaring that there is no limitation under the Israeli Companies Law preventing their election, and that all of the information that is required under the Israeli Companies Law and our articles of association to be provided to us in connection with such election has been provided.

Under the Israeli Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise or professional qualifications. A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, such that he or she is able to understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have professional qualifications if he or she has any of (i) an academic degree in economics, business management, accounting, law or public administration; (ii) an academic degree or has completed another form of higher education in the primary field of business of the company or in a field which is relevant to his/her position in the company; or (iii) at least five years of experience serving in one of the following capacities, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business; (b) a senior position in the company’s primary field of business; or (c) a senior position in public administration or service. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

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

External directors

Pursuant to recently approved regulations under the Israeli Companies Law, the board of directors of a company whose shares are listed on one of a specific list of non-Israeli stock exchanges (including NASDAQ), which company does not have a controlling shareholder (as such term is defined in the Companies Law) may elect not to comply with the requirements of the Israeli Companies Law relating to the election of external directors and to the composition of the audit committee and compensation committee, provided that the company complies with the requirements as to director independence and audit committee and compensation committee composition applicable to companies that are incorporated in the jurisdiction in which its stock exchange is located.

As our company does not have a controlling shareholder, and as we comply with the NASDAQ listing rules applicable to domestic U.S. companies with respect to a majority of our directors being independent and with respect to the composition of our audit committee and compensation committee, our board of directors determined in July 2016 to opt out of the requirement to appoint external directors. If in the future we were to have a controlling shareholder, we would again be required to comply with the requirements relating to external directors and composition of the audit committee and compensation committee.

Our two former external directors, Michal Silverberg and Joseph Tenne, were reelected to our board of directors as independent directors in August 2016.

The term “controlling shareholder” is defined in the Israeli Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager (chief executive officer). With respect to certain matters, a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company.

Audit Committee

Our audit committee consists of Dov Pekelman, Yossi Peled and Joseph Tenne. Joseph Tenne serves as the chairman of the audit committee.

Following recently enacted regulations described above, we may comply with the requirements of the Israeli Companies Law by appointing an audit committee whose composition complies with NASDAQ rules.

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

Audit Committee Role

Our board of directors has adopted an audit committee charter that sets forth the responsibilities of the audit committee consistent with the rules and regulations of the SEC and the NASDAQ rules, as well as the requirements for such committee under the Israeli Companies Law.

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

 Our audit committee is responsible for:

•
oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

•	recommending the engagement or termination of the person filling the office of our internal auditor;

•	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors;

•
determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

•
determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether any such transaction is extraordinary or material under Israeli Companies Law) (see “— Approval of related party transactions under Israeli law”);

•
establishing the approval process (including, potentially, the approval of the audit committee) for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest;

•	where the board of directors approves the working plan of the internal auditor, examining such work plan before its submission to the board of directors and proposing amendments thereto;

•	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

•
examining the scope of our independent auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

•	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Compensation Committee and Compensation Policy

Our compensation committee consists of Nir Belzer, Michal Silverberg and Joseph Tenne, each of whom is independent under NASDAQ rules. Nir Belzer is the chairman of the compensation committee.

Under the Israeli Companies Law, the board of directors of a public company must appoint a compensation committee. Following recently enacted regulations described above, we may comply with the requirements of the Israeli Companies Law by appointing a compensation committee whose composition complies with NASDAQ rules.

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

We have adopted a compensation policy which serves as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment or other benefit in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors and principles:

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

•
as to severance compensation, the period of service of the office holder, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company;

•
the link between variable compensation and long-term performance, which variable compensation shall, other than with respect to office holders who report to the CEO, be primarily based on  measurable criteria;

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

The compensation committee is responsible for (a) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by its shareholders) and (b) duties related to the compensation policy and to the compensation of a company’s office holders as well as functions previously fulfilled by a company’s audit committee with respect to matters related to approval of the terms of engagement of office holders. Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the compensation committee. Pursuant to Israeli law and the compensation committee charter, the committee’s responsibilities include:

•
recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than five years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur within five years of the date of a company’s initial public offering, and every three years thereafter);

•	recommending to the board of directors periodic updates to the compensation policy;

•	assessing implementation of the compensation policy;

•
reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors;
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

Nominating and Governance Committee

Our nominating and governance committee consists of Tamar Howson, Holger Liepmann and Imanuel (Mani) Wasserman, each of whom each of whom is independent under NASDAQ rules.  Immanuel (Mani) Wasserman is the chairman of the nominating and governance committee. Our board of directors has adopted a nominating and governance committee charter that sets forth the responsibilities of the nominating and governance committee, which include:

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

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan.  Our internal auditor is a partner of the Israeli member firm of KPMG and not functioning as an employee or officer of the company.

Approval of related party transactions under Israeli law

Fiduciary duties of directors and executive officers

The Israeli Companies Law codifies the fiduciary duties that office holders owe to a company. The term “office holder” is defined under the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions (regardless of that person’s title), a director and any other manager directly subordinate to the general manager. Each person listed in the table under “—Directors and Senior Management” is an office holder under the Israeli Companies Law.

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

The total number of our full-time employees and the distribution of our employees (i) geographically; and (ii) according to main area of activity, as of the end of each of the last three years, are set forth in the following two tables, respectively:

	Number of full-time employees by region as of December 31,
	2014	2015	2016
Region
Israel	136	136	124
United States	31	48	65
China	2	4	4
Singapore	-	5	7
Hong Kong	-	-	1
India	-	-	1
Turkey	-	-	1
Germany	-	1	1
Australia	1	1	1
Total	170	195	205

	Number of full-time employees by area of activity as of December 31,
	2014	2015	2016
Area of Activity
Management and administrative	28	31	28
Research and development	34	27	30
Operations and manufacture	52	51	45
Sales and marketing	45	75	90
Quality	11	11	12
Total	170	195	205

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

Our directors and executive officers held, in the aggregate, as of March 10, 2017, 1,246,965 ordinary shares subject to outstanding options, which have a weighted average exercise price of $6.08 per share and have expiration dates generally ten years after the grant date of the option.  In addition, as of March 10, 2017, our directors and executive officers held, in the aggregate, 257,150 restricted share units and 38,964 restricted shares.

ITEM 7: Major Shareholders and Related Party Transactions

A.	Major Shareholders

    The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 10, 2017:

•	each person or entity known by us to own beneficially more than 5% of our outstanding ordinary shares;

•	each of our executive officers and directors individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of March 10, 2017 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 22,944,872 ordinary shares outstanding as of March 10, 2017.

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

Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Principal Shareholders
Galam Ltd.(1)	4,623,232	20.1%
Paulson & Co. Inc. (2)	4,205,980	18.3%
Yelin Lapidot Holdings Management Ltd. (3)	2,579,417	11.2%

Directors and officers
Steve Dubin	*	*
Nir Belzer(4)	229,499	1.0%
Tamar Howson	*	*
Holger Liepmann	*	*
Dov Pekelman	*	*
Yossi Peled	*	*
Michal Silverberg	*	*
Joseph Tenne	*	*
Imanuel (Mani) Wasserman	*	*
Ariel Katz(5)	499,646	2.1%
Oren Bryan	*	*
Gai Ben-Dror	*	*
Yael Richter	*	*
Avner Avissara	*	*
Robert Crim	*	*
Itay Dromi	*	*
Efrat Manoff	*	*
All directors and executive officers as a group (17 persons) (6)	1,380,333	5.8%
 ____________
*	Less than 1% of our outstanding ordinary shares.

(1)
Based on a Schedule 13G filed on February 12, 2015 by Galam Ltd., includes 3,318,856 ordinary shares held by Galam Management and Marketing Agricultural Cooperative Society Ltd., or Galam M&M, and 1,304,376 ordinary shares held by Galam Ltd., its wholly-owned subsidiary. The management boards of the two entities are comprised of the same people and hold voting and dispositive power over the shares held by the two entities. As such, the members of the boards may be deemed to be the beneficial owners of those shares. There are 13 members of the management boards, two of which, Imanuel (Mani) Wasserman and Yossi Peled, are also members of our board of directors. A majority of the shares of Galam M&M are held by Ochmanit the Economic Union for Ma’anit Agricultural Cooperative Society Ltd., or Ochmanit. Ochmanit is wholly-owned by Kibbutz Ma’anit and its members, with 51% of the voting rights held by Kibbutz Ma’anit. A majority of the members of the management boards of Galam M&M and Galam Ltd. are appointed by Ochmanit, in part based on candidates nominated by a vote of the members of Kibbutz Ma’anit.  Established in 1935, Kibbutz Ma’anit is a communal society, referred to in Hebrew as a “kibbutz,” with approximately 180 members located near Pardes-Hanna between Tel Aviv and Haifa. The Kibbutz is engaged in a number of economic activities, including agriculture and industrial operations, and holds its assets on a communal basis. No members of Kibbutz Ma’anit are employed by us. The address of this shareholder is Kibbutz Ma’anit, 3785500, Israel.

(2)
Based on a Schedule 13G/A filed on February 14, 2017 by Paulson & Co. Inc., as of December 31, 2016, includes 4,205,980 ordinary shares held by Paulson & Co. Inc., or Paulson, an investment advisor that is registered under Section 203 of the Investment Advisers Act of 1940.  In its role as investment advisor, or manager, Paulson possesses voting and/or investment power over our shares that are owned by various onshore and offshore investment funds and separate managed accounts, or the Paulson Funds.  All securities reported above are owned by the Paulson Funds.  The address of this shareholder is 1251 Avenue of the Americas, New York, NY 10020.

(3)
Based on a Schedule 13G/A filed on February 13, 2017 by Yelin Lapidot Holdings Management Ltd., or Yelin Lapidot Holdings, Yair Lapidot Mutual Funds Management Ltd., Dov Yelin and Yair Lapidot. As of December 31, 2016, the ordinary shares listed as owned by this shareholder include 802,731 ordinary shares beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. and 1,776,686 ordinary shares beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd., or the Lapidot Subsidiaries, each a wholly-owned subsidiary of Yelin Lapidot Holdings. Messrs. Dov Yelin and Yair Lapidot each own 24.4% of the share capital and 25% of the voting rights of Yelin Lapidot Holdings, respectively, and are responsible for the day-to-day management of Yelin Lapidot Holdings, and thus may be deemed to share voting and dispositive power over the 2,579,417 ordinary shares beneficially owned by Yelin Lapidot Holdings Management Ltd. The Lapidot Subsidiaries operate under independent management and make their own independent voting and investment decisions. Any economic interest or beneficial ownership in any of the ordinary shares listed as owned by this shareholder is held for the benefit of the members of the provident funds or mutual funds, as the case may be. Each of Messrs. Dov Yelin and Yair Lapidot, Yelin Lapidot Holdings, and the Subsidiaries disclaims beneficial ownership of the subject ordinary shares. The address of this shareholder is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

(4)
Consists of 8,000 shares held directly by Mr. Belzer. Also consists of 197,374 shares held of record by M-4 Management L.P., or M-4 and 24,125 shares issuable upon the exercise of options held by Mr. Belzer. Mr. Belzer controls the general partner of M-4 and therefore beneficially owns the shares held by M-4. Mr. Belzer’s address is 6 Koifman Street, Floor 14, Tel Aviv 68012, Israel.

(5)	Consists of 143,646 shares held by Dr. Katz through an employee stock ownership plan account and 356,000 shares issuable upon the exercise of currently exercisable options.
(6)
Consists of (i) 615,609 ordinary shares (including 38,964 restricted shares that become vested as of March 31, 2017) and (ii) 764,724 shares issuable upon the exercise of options that have vested or will become vested within 60 days of March 10, 2017 and remain outstanding. Also see footnotes (4) and (5).

Significant Changes in Ownership of Major Shareholders

Following our initial public offering on September 26, 2013, Galam Ltd. and certain affiliates beneficially owned 6,521,880 ordinary shares.  On February 12, 2015, Galam Ltd. and its affiliates filed a Schedule 13G stating that as a result of a public offering of our ordinary shares by certain selling shareholders on March 5, 2014, they beneficially owned 4,623,232, or 20.2%, of our issued and outstanding ordinary shares as of December 31, 2016.

On February 14, 2014, Paulson & Co. filed a Schedule 13G stating that it beneficially owned 1,733,030 ordinary shares of our issued and outstanding ordinary shares.  On March 10, 2014, Paulson & Co. filed a Schedule 13G/A stating that it beneficially owned 4,177,830 of our issued and outstanding ordinary shares.  As of December 31, 2016, Paulson & Co. beneficially owned 4,205,980, or 18.49%, of our issued and outstanding ordinary shares, according to a Schedule 13G/A filed on December 31, 2016.

On March 10, 2014, Visium Balanced Master Fund, Ltd. and certain affiliates, or the VBMF Funds, filed a Schedule 13G with the SEC stating that they beneficially owned 1,140,000 ordinary shares.  The beneficial ownership of the VBMF Funds increased as of December 31, 2014 to 2,125,000 ordinary shares. On February 14, 2017, VBMF filed a Schedule 13G/A stating that, as of December 31, 2016, it did not beneficially own any of our issued and outstanding ordinary shares.

On July 25, 2016, Yelin Lapidot Holdings Management Ltd. and certain affiliates filed a Schedule 13G stating that it beneficially owned 2,130,237 ordinary shares.  As of December 31, 2016, Yelin Lapidot Holdings Management Ltd. and these affiliates beneficially owned 2,579,417, or 11.3%, of our issued and outstanding ordinary shares, according to a Schedule 13G/A filed on February 13, 2017.

Record Holders

As of March 10, 2017, we had five holders of record of our ordinary shares in the United States including Cede & Co., the nominee of The Depository Trust Company. These shareholders held, in the aggregate, 17,712,091 ordinary shares, representing 77.4% of the outstanding ordinary shares as of March 10, 2017. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

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

No significant changes have occurred since December 31, 2016, except as otherwise disclosed in this annual report.

ITEM 9: The Offer and Listing

A.	Offer and Listing Details

Our ordinary shares began trading publicly on the NASDAQ Global Select Market on September 27, 2013 under the symbol “ENZY.” The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by the NASDAQ Global Select Market.

Period	High	Low
Annual
Year ended December 31, 2016	$9.83	$5.50
Year ended December 31, 2015	$10.83	$5.38
Year ended December 31, 2014	$30.40	$6.34
Year ended December 31, 2013	$35.12	$14.25
Quarterly
First Quarter 2017 (through March 10, 2017)	$9.30	$6.45
Fourth Quarter 2016	$7.45	$5.50
Third Quarter 2016	$9.26	$6.85
Second Quarter 2016	$8.80	$7.59
First Quarter 2016	$9.83	$8.00
Fourth Quarter 2015	$10.32	$8.00
Third Quarter 2015	$10.70	$7.17
Second Quarter 2015	$10.83	$6.85
First Quarter 2015	$8.40	$5.38
Most Recent Six Months
March 2017 (through March 10, 2017)	$9.30	$8.85
February 2017	$9.15	$8.25
January 2017	$8.25	$6.45
December 2016	$6.65	$5.90
November 2016	$6.85	$5.50
October 2016	$7.45	$6.70
September 2016	$7.6	$6.85

The closing sale price of our ordinary shares, as reported by the NASDAQ Global Select Market, on March 10, 2017, was $9.15 per ordinary share.

B.	Plan of Distribution

Not applicable.

C.	Markets

See “— Offer and Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10: Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum of Association and Articles of Association

General

As of March 10, 2017, our authorized share capital consists of 100,000,000 ordinary shares, par value NIS 0.01 per share.

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

Election of directors

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors.

Under our articles of association, our board of directors must consist of not less than five but no more than nine directors. Pursuant to our amended articles of association, the vote required to appoint a director is a simple majority vote of holders of our voting shares, participating and voting at the relevant meeting. In addition, our directors, are divided into three classes that are each elected at a general meeting of our shareholders every three years, in a staggered fashion (such that one class is elected each year), and serve on our board of directors until they are removed by a vote of 65% of the voting power of our shareholders at a general or extraordinary meeting of our shareholders or upon the occurrence of certain events, in accordance with the Israeli Companies Law and our articles of association. In addition, our articles of association allow our board of directors to appoint directors to fill vacancies on the board of directors to serve for a term of office equal to the remaining period of the term of office of the directors(s) whose office(s) have been vacated. See “Item 6.C. Directors, Senior Management and Employees — Board Practices — External directors” for a description of the exemption from the requirements under the Israeli Companies Law to appoint external directors.

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

Vote requirements

Our articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Israeli Companies Law or by our articles of association. Under the Israeli Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder; (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary) requires, the Special Majority approval described above under “Item 6.C. Directors, Senior Management and Employees — Board Practices — Approval of related party transactions under Israeli law — Fiduciary duties of directors and executive officers — Disclosure of personal interests of controlling shareholders and approval of certain transactions” and (iii) approval of certain compensation-related matters requires the Special Majority approval for Compensation described above under “Item 6.C. Directors, Senior Management and Employees — Board Practices —Board Committees—Compensation Committee and Compensation Policy.” Under our articles of association, the alteration of the rights, privileges, preferences or obligations of any class of our shares requires a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting. Our articles of association also require that the removal of any director from office or the amendment of the provisions of our articles of association relating to our staggered board requires the vote of 65% of the voting power of our shareholders. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Israeli Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by voting deed and voting on the resolution.

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

 Other than as described below, we have not been party to any material contracts within the two years prior to the date of this annual report.  Summaries of the following material contracts and amendments to these contracts are included in this annual report in the places indicated:

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

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income.  In 2017, the corporate tax rate is 24% (in 2015 and 2016 the corporate tax rate was 26.5% and 25%, respectively) and as of January 1, 2018 the corporate tax rate will be 23%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to tax at the prevailing corporate tax rate.

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

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.”

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

The Investment Law was significantly amended effective April 1, 2005, or the 2005 Amendment, further amended as of January 1, 2011, or the 2011 Amendment and further amended as of January 1, 2017, or the 2017 Amendment. Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. We have examined the possible effect, if any, of these provisions of the 2011 Amendment on our financial statements and have decided, at this time, not to opt to apply the new benefits under the 2011 Amendment. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

Tax benefits prior to the 2005 Amendment

An investment program that is implemented in accordance with the provisions of the Investment Law prior to the 2005 Amendment, referred to as an “Approved Enterprise,” is entitled to certain benefits. A company that wished to receive benefits as an Approved Enterprise must have received approval from the Israeli Authority for Investments and Development of the Industry and Economy, or the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment, including source of funds, and by the physical characteristics of the facility or the asset.

In general, an Approved Enterprise is entitled to receive a grant from the Government of Israel or an alternative package of tax benefits, known as the alternative benefits track. Under the alternative benefits track, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location within Israel of the Approved Enterprise, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as detailed below. The benefits commence on the date in which that taxable income is first earned. The benefits period under Approved Enterprise status is limited to 12 years from the year in which the production commenced (as determined by the Investment Center), or 14 years from the year of receipt of the approval as an Approved Enterprise, whichever ends earlier. If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits available under any certificate of approval relate only to taxable income attributable to the specific program and are contingent upon meeting the criteria set out in the certificate of approval. Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits. The entitlement to the above benefits is subject to fulfillment of certain conditions, according to the law and related regulations.

In addition, a company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company, or FIC, which is a company with a level of foreign investment, as defined in the Investment Law, of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether a company qualifies as an FIC is made on an annual basis.  An FIC that has an Approved Enterprise program will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefits period may be up to ten years) and for further tax benefits if the level of foreign investment is 49% or more. If a company that has an Approved Enterprise program is a wholly owned subsidiary of another company, then the percentage of foreign investments is determined based on the percentage of foreign investment in the parent company.

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

Tax benefits under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not wholly-owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate is 10%. Such corporate tax rates were reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013.  Such corporate tax rates were increased to 16% and 9%, respectively, in 2014 and until 2016. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for Preferred Enterprise which is located in a specified development zone was decreased to 7.5%, while the reduced corporate tax rate for other development zones remains 16%. Our facilities are located in a specified development zone.

Dividends paid out of preferred income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply).

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

New Tax benefits under the 2017 Amendment that became effective on January 1, 2017

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017, subject to the publication of regulations expected to be released before March 31, 2017.  The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law.  The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the Innovation Authority.

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the Innovation Authority. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are subject to withholding tax at source at the rate of 20%, and if distributed to a foreign company and other conditions are met, the withholding tax rate will be 4%.

We are examining the impact of the 2017 Amendment and the degree to which we will qualify as a Preferred Technology Enterprise or Special Preferred Technology Enterprise, and the amount of Preferred Technology Income that we may have, or other benefits that we may receive from the 2017 Amendment.

Taxation of our shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel and that such shareholders are not subject to the Israeli Income Tax Law (Inflationary Adjustments) 1985. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding NIS 803,520 for 2016 (and as of 2017, the additional tax will be at the rate of 3% on annual income exceeding NIS 640,000), which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

Estate and gift tax

Israeli law presently does not impose estate or gift taxes.

U.S. federal income tax consequences

The following is a description of the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax consequences to holders that will hold such ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

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

If you are a U.S. Holder, dividends paid to you with respect to our ordinary shares will be foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. In addition, for periods in which we are a “United Stated-owned foreign corporation”, a portion of dividends paid by us may be treated as U.S. source solely for purposes of the foreign tax credit.  We would be treated as a United States-owned foreign corporation if 50% or more of the total value or total voting power of our stock is owned, directly, indirectly or by attribution, by United States persons. To the extent any portion of our dividends is treated as U.S. source income pursuant to this rule, the ability of a U.S. Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited.  A U.S. Holder entitled to benefits under the United States-Israel Tax Treaty may, however, elect to treat any dividends as foreign source income for foreign tax credit purposes if the dividend income is separated from other income items for purposes of calculating the U.S. Holder’s foreign tax credit.The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

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

Based on the composition of our income and the composition and estimated fair market values of our assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2016 and based on our future projections, we do not expect to be a PFIC for the taxable year ending December 31, 2017. There can be no assurance that we will not be considered a PFIC for any taxable year. PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. Even though we have determined that we were not a PFIC for the year ended December 31, 2016, there can be no assurance that the IRS will agree with our conclusion.

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

As permitted under NASDAQ Rule 5250(d)(1)(c), we post our annual reports filed with the SEC on our website at http://ir.enzymotec.com. We will furnish hard copies of such reports to our shareholders free of charge upon written request to Oren Bryan at ir@enzymotec.com. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

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

Foreign currency exchange risk.

The dollar is our functional and reporting currency, with net revenues denominated in dollars accounting for 74% and 69% of our net revenues in 2015 and 2016. While we incur expenses primarily in dollars, a significant portion of expenses are denominated in shekels, accounting for 41% and 39% of our expenses in 2015 and 2016, respectively. We also have expenses, although to a much lesser extent, in other non- dollar currencies, in particular the euro. This exposes us to risk associated with exchange rate fluctuations vis-à-vis the dollar. Furthermore, we anticipate that a material portion of our expenses, principally of salaries and related personnel expenses, will continue to be denominated in shekels.

To the extent the dollar weakens against the shekel, we will experience a negative impact on our profit margins. A devaluation of the shekel in relation to the dollar has the effect of reducing the dollar amount of our expenses that are payable in shekels, unless those expenses or payables are linked to the dollar. Conversely, any increase in the value of the shekel in relation to the dollar has the effect of increasing the dollar value of our unlinked shekel expenses, which would have a negative impact on our profit margins. In 2015, the value of the shekel depreciated in relation to the dollar by approximately 0.3%, the effect of which was compounded by a negative inflation of Israel, at a rate of approximately 1.0%. In 2016, the value of the shekel appreciated in relation to the dollar by approximately 1.5%, the effect of which was offset by a negative inflation of Israel, at a rate of approximately 0.2%.

In Europe, our net revenues are received primarily in euros, accounting for approximately 21% and 22% of our total net revenues in 2015 and 2016, respectively, and such net revenues exceed our expenses incurred in euros. Accordingly, if the euro appreciates relative to the dollar, the dollar value of our sales is positively impacted, as was the case in 2013, when the euro appreciated by 4.5% in relation to the dollar. However, if the euro depreciates relative to the dollar, the dollar value of our sales is negatively impacted, as was the case in 2014, 2015 and 2016, when the euro depreciated by 11.8%, 10.4% and 3.4%, respectively.

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

The following table presents information about the changes in the exchange rates of the shekel against the dollar and changes in the exchange rates of the euro against the dollar:

	Change in Average Exchange Rate
Period	Shekel against the dollar (%)	Euro against the dollar (%)
2015	8.6	(16.3)
2016	(1.1)	(0.3)

The net effect of risks stemming from currency exchange rate fluctuations on our operating results can be quantified as follows:

•
An increase of 10% in the value of the shekel relative to the dollar in the year ended December 31, 2016 would have resulted in a net decrease in the dollar reporting value of our operating income of $2.0 million for 2016, due to the adverse impact on our operating margins that we would experience as a result of such an increase, while a 10% decrease in value of the shekel relative to the dollar in the year ended December 31, 2016 would have caused a net increase in the dollar reporting value of our operating income of $2.0 million for 2016, due to the favorable effect on our operating margins that would result from such devaluation of the shekel.

•
An increase of 10% in the value of the euro relative to the dollar in 2016 would have resulted in a net increase in the dollar reporting value of our operating income of $0.9 million for 2016, due to the favorable effect on our operating margins that we would experience as a result of such an increase, while a decrease of 10% in the value of the euro relative to the dollar in 2016 would have resulted in a net decrease in the dollar reporting value of our operating income of $0.9 million for 2016, due to the adverse impact on our operating margins that would result from such devaluation of the euro.

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

From the effective date of the registration statement and until December 31, 2016, we used approximately $13 million of the net proceeds for the purchase of property, plant and equipment and intangible assets, $1 million of the net proceeds to pay bonuses to certain of our employees, including some of our executive officers following the IPO, $12 million for funding our increased working capital and approximately $4 million of the net proceeds to pay the remaining balance of an existing long-term credit facility, including acceleration fees

We may use a portion of the balance of the net proceeds to meet our anticipated increased working capital requirements and for other general corporate purposes. We may also use a portion of our net proceeds to fund the construction of a new manufacturing facility. We may use also a portion of our net proceeds for exploring opportunities to accelerate growth in our core business through acquisitions of complementary businesses or technologies. We do not currently have specific plans or commitments with respect to the balance of net proceeds from the initial offering, and, accordingly, are unable to quantify the allocation of such proceeds among the various potential uses. Our management has significant flexibility in applying the net proceeds of the initial public offering.

ITEM 15: Controls and Procedures

(a)        Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2016. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2016, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making such assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that, as of December 31, 2016, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

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

ITEM 16B: Code of Ethics

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of the Code of Business Conduct and Ethics is posted on our website at http://ir.enzymotec.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, with respect to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions,  from a provision of said code, we will disclose the nature and basis of such amendment or waiver (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a Form 6‑K. We granted no waivers under our Code of Business Conduct and Ethics in 2016.

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Auditors

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm, Kesselman & Kesselman (a member firm of Pricewaterhouse Coopers International Limited)(PwC Israel).

	Year ended December 31,
	2015	2016
	($ in thousands)
Audit fees	$165	$185
Audit-related fees	―	65
Tax fees	24	26
All other fees	―	―
Total	$189	$276

Audit fees for the years ended December 31, 2015 and 2016 were for professional services rendered for the audit of our annual consolidated financial statements as of December 31, 2015 and 2016, review of consolidated quarterly financial statements, statutory audits of Enzymotec and its subsidiaries, consents, responses to SEC comment letters and assistance with the review of documents filed with the SEC.

Audit-related fees for the year ended 2016 were for due diligence related to potential transactions.

Tax fees for the years ended December 31, 2015 and 2016 were for services related to tax compliance, including tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, and assistance with respect to requests for rulings from tax authorities.

Audit Committee’s Pre-Approval Policies and Procedures

Our audit committee oversees the audit efforts of our independent registered public accounting firm Kesselman & Kesselman (a member firm of Pricewaterhouse Coopers International Limited)(PwC Israel), and takes those actions that it deems necessary to satisfy itself that these accountants are independent of management. Our audit committee also provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent registered public accounting firm and reviewing the firm’s reports regarding our accounting practices.

The audit committee’s policy is to pre-approve all audit and non-audit services provided by Kesselman & Kesselman and other members of PricewaterhouseCoopers International Limited. These services may include audit services, audit-related services, tax services and other services, as further described above. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, Kesselman & Kesselman and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval and the fees for the services performed. Such fees for 2015 and 2016 were pre-approved by the audit committee in accordance with these procedures.

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
Dr. Ariel Katz
President and Chief Executive Officer

Dated: March 16, 2017

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
2016 ANNUAL REPORT

ENZYMOTEC LTD.
2016 ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of

ENZYMOTEC LTD.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Enzymotec Ltd. (the "Company")  and its subsidiaries at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's Board of Directors and management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ Kesselman & Kesselman
Tel-Aviv, Israel	Kesselman & Kesselman
March 16, 2017	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel,
P.O Box 50005 Tel-Aviv 6150001  Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

ENZYMOTEC LTD.
CONSOLIDATED BALANCE SHEETS

	December 31
	2016	2015
	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$7,581	$21,987
Short-term bank deposits	15,340	17,042
Marketable securities	19,594	6,009
Accounts receivable, net:
Trade	10,038	14,956
Other	2,027	2,358
Inventories	26,331	21,815
TOTAL CURRENT ASSETS	80,911	84,167
NON-CURRENT ASSETS:
Investment in equity investee	1,715	1,499
Marketable securities	33,152	31,360
Funds in respect of retirement benefits obligation	1,136	1,076
Intangibles, long-term deposits and other	1,027	1,116
PROPERTY, PLANT AND EQUIPMENT:
Cost	42,673	40,796
L e s s - accumulated depreciation and amortization	13,665	11,088
	29,008	29,708
TOTAL ASSETS	$146,949	$148,926

ENZYMOTEC LTD.
CONSOLIDATED BALANCE SHEETS

	December 31
	2016	2015
	U.S. dollars in thousands
Liabilities and shareholders' equity
CURRENT LIABILITIES -
Accounts payable and accruals:
Trade	5,126	5,529
Other	3,803	5,427
TOTAL CURRENT LIABILITIES	8,929	10,956
LONG TERM LIABILITY -
Retirement benefits obligation	1,420	1,253
COMMITMENTS AND CONTINGENCIES (Note 8)
TOTAL LIABILITIES	10,349	12,209
SHAREHOLDERS' EQUITY:
Ordinary shares	58	58
Additional paid-in capital	127,014	124,243
Accumulated other comprehensive loss	(436)	(471)
Retained earnings	9,964	12,887
TOTAL SHAREHOLDERS' EQUITY	136,600	136,717
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$146,949	$148,926

The accompanying notes are an integral part of the consolidated financial statements.

ENZYMOTEC LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Year ended December 31
	2016	2015	2014
	U.S. dollars in thousands (except per share data)
NET REVENUES	$47,696	$50,391	$47,103
COST OF REVENUES	(17,709)	(19,635)	(18,316)
GROSS PROFIT	29,987	30,756	28,787
OPERATING EXPENSES:
Research and development – net	(7,369)	(6,149)	(5,986)
Selling and marketing	(17,761)	(11,425)	(8,034)
General and administrative	(7,971)	(7,008)	(7,475)
TOTAL OPERATING EXPENSES	(33,101)	(24,582)	(21,495)
OPERATING INCOME (LOSS)	(3,114)	6,174	7,292
FINANCIAL INCOME - net	257	471	499
INCOME (LOSS) BEFORE TAXES ON INCOME	(2,857)	6,645	7,791
TAXES ON INCOME	(458)	(407)	(406)
SHARE IN PROFITS OF EQUITY INVESTEES	392	445	453
NET INCOME (LOSS)	(2,923)	6,683	7,838

OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized loss on marketable securities	(181)	(159)	(125)
Currency translation adjustments on equity investees	(111)	(98)	(202)
Changes in unrealized gains (losses) in respect of derivative
instruments designated for cash flow hedge	327	(150)	328
TOTAL COMPREHENSIVE INCOME (LOSS)	$(2,888)	$6,276	$7,839

EARNINGS (LOSS) PER SHARE:
Basic	$(0.13)	$0.30	$0.36
Diluted	$(0.13)	$0.29	$0.34
WEIGHTED AVERAGE NUMBER OF ORDINARY
SHARES USED IN COMPUTATION OF EARNINGS (LOSS) PER SHARE:
Basic	22,739,181	22,506,955	21,902,057
Diluted	22,739,181	23,282,865	23,210,573

The accompanying notes are an integral part of the consolidated financial statements.

ENZYMOTEC LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Total
	Number of shares	U.S. dollars in thousands
BALANCE AT DECEMBER 31, 2013	21,564,820	55	119,547	(65)	(1,634)	117,903
CHANGES IN THE YEAR ENDED DECEMBER 31, 2014:
Comprehensive income				1	7,838	7,839
Exercise of options	908,169	2	1,754			1,756
Issuance of restricted shares	9,520	*				*
Share issuance costs			(78)			(78)
Share-based compensation			852			852
BALANCE AT DECEMBER 31, 2014	22,482,509	57	122,075	(64)	6,204	128,272
CHANGES IN THE YEAR ENDED DECEMBER 31, 2015:
Comprehensive income (loss)				(407)	6,683	6,276
Exercise of options	175,482	1	535			536
Issuance of restricted shares	60,344	*				*
Share-based compensation			1,633			1,633
BALANCE AT DECEMBER 31, 2015	22,718,335	58	124,243	(471)	12,887	136,717
CHANGES IN THE YEAR ENDED DECEMBER 31, 2016:
Comprehensive income (loss)				35	(2,923)	(2,888)
Exercise of options	51,746	*	191			191
Issuance of restricted shares	82,463	*				*
Share-based compensation			2,580			2,580
BALANCE AT DECEMBER 31, 2016	22,852,544	$58	$127,014	$(436)	$9,964	$136,600

* Represents an amount of less than $1,000.

The accompanying notes are an integral part of the consolidated financial statements.

ENZYMOTEC LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2016	2015	2014
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(2,923)	$6,683	$7,838
Adjustments required to reflect cash flows from operations:
Depreciation and amortization	2,727	2,327	2,308
Share in profits of equity investee	(392)	(445)	(453)
Share-based compensation expense	2,580	1,633	852
Loss on sale of property, plant and equipment		37
Change in inventories	(4,516)	(243)	(9,629)
Change in accounts receivable	5,597	(881)	5,304
Change in accounts payable and accruals	(1,890)	2,300	(3,868)
Change in other non-current assets	65	(304)	(141)
Change in retirement benefits obligation	137	91	(246)
Net cash provided by operating activities	1,385	11,198	1,965
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment and intangible assets	(2,114)	(2,869)	(6,361)
Change in bank and other deposits, net	1,858	2,995	(20,009)
Investment in marketable securities	(32,448)	(9,428)	(42,499)
Investment in equity investee			(92)
Proceeds from liquidation of an equity investee	64
Proceeds from sale of marketable securities	16,688	9,299	5,285
Proceeds from sale of property, plant and equipment		11
Change in funds in respect of retirement benefits obligation	(30)	(70)	118
Net cash used in investing activities	(15,982)	(62)	(63,558)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loan			(4,200)
Proceeds from exercise of options	191	536	1,756
Share issuance costs			(78)
Net cash provided by (used in) financing activities	191	536	(2,522)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(14,406)	11,672	(64,115)
BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF YEAR	21,987	10,315	74,430
BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF YEAR	$7,581	$21,987	$10,315

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Interest paid	—	—	$187
Income taxes paid, net of refunds	$308	$268	$691

Supplementary information on financing and investing activities not involving cash flows

At December 31, 2016, 2015 and 2014, trade payables include $313,000, $450,000 and $ 622,000, respectively, in respect of acquisition of property, plant and equipment. These balances will be given recognition in these statements upon payment.

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

Enzymotec Ltd. (the "Company") is an Israeli company, which, together with its subsidiaries, develops, manufactures, markets and sells innovative bio-functional lipid ingredients, as well as final products, based on sophisticated proprietary processes and technologies.

The Company's sales are made to companies that market dietary supplements, to distributors related to those companies, to nutrition companies that provide balanced nutrition to babies and to pharmaceutical companies. In the VAYA Pharma segment, the majority of the products are sold directly to customers in the U.S. through wholesalers and through an online pharmacy which is operated by a third-party vendor. As to sales by geographic locations and major customers, see Note 5.

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

b.	Use of estimates in preparation of financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. As applicable to these financial statements, the most significant estimates and assumptions relate to contingencies, derivatives, allowance for doubtful debts and inventory levels.

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

The Company’s investment in equity investees, which is a less-than-majority-owned entity in which the Company exercises significant influence over operating and financial policies, is accounted for using the equity method of accounting. Under the equity method, original investments are recorded at cost and adjusted by the Company’s share of undistributed profits or losses of such company. The Company’s profits from equity investees have been reflected as "share in profits of equity investee" in the consolidated statements of operations and comprehensive income (loss).

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

Unrealized gains (losses) of available-for-sale securities, net of taxes, are reflected in other comprehensive income (loss). Unrealized losses considered to be temporary are reflected in other comprehensive income (loss); unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge. Realized gains and losses for debt securities are included in financial income (expenses) - net.

The Company considers available evidence in evaluating potential impairments of its investments, including the duration and extent to which fair value is less than cost. For debt securities, an other-than-temporary impairment has occurred if the Company does not expect to recover the entire amortized cost basis of the debt security. If the Company does not intend to sell the impaired debt security, and it is not more likely than not it will be required to sell the debt security before the recovery of its amortized cost basis, the amount of the other-than-temporary impairment are charged to income included in financial income (expenses) - net, is limited to the portion attributed to credit loss. The remaining portion of the other-than-temporary impairment related to other factors is recognized in other comprehensive income (loss).

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

Annual rates of depreciation are as follows:

%
Computers nd software	33
Buildings	2
Vehicles	15
Manufacturing equipment	7-10
Laboratory equipment	7-20
(Mainly 15%)
Furniture and office equipment	6-15

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

 For the years ended December 31, 2016, 2015 and 2014, the Company did not recognize an impairment loss in respect of its long-lived assets.

l.	Revenue recognition

The Company recognizes revenue from sales of its products to customers, including distributors, when persuasive evidence of sales arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured. See also Note 4 for timing of revenue recognition related to the Company's joint collaboration agreement.

The Company provides a right of return to its U.S. distributors upon expiry of the medical food products sold in the VAYA Pharma segment. Accordingly, the Company records a reserve for estimated sales returns based on historical experience as well as specific factors, such as levels of inventory in the distribution channel, product dating and expiration. Returns to date have been immaterial. Revenues from product sales are also recorded net of cash discounts and distribution fees, which can be reasonably estimated.

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

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

n.
Contingencies

Certain conditions may exist as of the balance sheet date, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. Management assesses such contingent liabilities and the potential exposure involved relative to insurance coverage, if any, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, management evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

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

Diluted earnings (loss) per share are calculated by dividing net income or loss applicable to ordinary shareholders by the fully-diluted weighted-average number of ordinary shares outstanding during each period.  Potentially dilutive shares are comprised of: incremental ordinary shares issuable upon the exercise of share options, restricted shares or warrants, using the treasury stock method. For the Company's performance-vested share awards, their contingent features result in an assessment for any potentially dilutive common stock by using the end of the reporting period as if it were the end of the contingency period for all awards granted.

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

The Company has experienced from time to time credit losses in accounts receivables and believes it has appropriate allowance with respect to credit risk on these instruments. The Company performs ongoing credit evaluations to estimate the need for maintaining reserves for potential credit losses. An allowance for doubtful accounts is recognized on a specific basis with respect to those amounts that the Company has determined to be doubtful of collection.

Following are the changes in the allowance for doubtful accounts for the years ended December 31, 2016, 2015 and 2014.

	Year ended December 31
	2016		2015	2014
	U.S. dollars in thousands
Balance at beginning of year	$-		$245	$-
Charged to cost and expenses	935	*	-	245
Released from doubtful accounts	-		(245)	-
Balance at end of year	$935		$-	$245

* Provision for bad debt related to pyment intermediator.

At December 31, 2016, no customers accounted for more than 10% of net accounts receivable. At December 31, 2015, two customers accounted for more than 10% of net accounts receivable with balances of $1,929,000 and $1,658,000.

The Company is dependent on third parties to supply krill meal, an essential raw material for the production of krill oil, which accounted for 23.2%, 35.3% and 40.6% of total net revenues in the years ended December 31, 2016, 2015 and 2014, respectively. The Company currently purchases krill meal from a limited number of suppliers. There is only a limited number of vessels capable of producing krill meal onboard. In 2014, the Company also purchased frozen krill, which, while more expensive to process into krill meal onshore compared to krill from vessels that process krill meal onboard, is more readily obtainable. The Company also signed a toll processing agreement in 2014 with a toll processor for processing the frozen krill into krill meal. The Company intends to meet its krill meal needs in the future by sourcing krill meal from either or both of vessels that process krill meal onboard and suppliers of frozen krill. However, if the Company, for any reason, is no longer able to obtain the krill meal from a supplier on terms reasonable to it, or at all, this would have a material adverse effect on its results of operations and financial condition.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)
NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

w.	Recently issued accounting pronouncements
In January 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which addresses certain aspects of recognition, measurement, presentation and disclosure of financial instruments. A financial instrument is defined as cash, evidence of ownership interest in a company or other entity, or a contract that both: (i) imposes on one entity a contractual obligation either to deliver cash or another financial instrument to a second entity or to exchange other financial instruments on potentially unfavorable terms with the second entity and (ii) conveys to that second entity a contractual right either to receive cash or another financial instruments from the first entity or to exchange other financial instruments on potentially favorable terms with the first entity. This pronouncement is effective for financial statements issued for annual periods beginning after December 15, 2017 (January 1, 2018 for the Company) and interim periods within those annual periods with earlier application permitted as of the beginning of the fiscal year of adoption. The Company is currently evaluating the potential impact of the pending adoption of this guidance on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) which revise lease accounting guidance. Under the new guidance, lessees will be required to recognize a right-of-use asset and a lease liability for all leases, other than leases that meet the definition of a short-term lease (i.e., leases with terms under 12 months). Consistent with current generally accepted accounting principles, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. This ASU requires additional disclosures. The new standard is effective for fiscal year beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The new standard must be adopted using a modified retrospective transition approach. The Company has not yet determined whether it will elect early adoption and is currently in the initial stage of evaluating the potential impact of the pending adoption of this guidance on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718), which simplifies certain aspects of the accounting for share-based payments, including accounting for income taxes, classification of awards as either equity or liabilities, classification on the statement of cash flows as well as allowing an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures as they occur. The standard also requires that shares withheld to satisfy tax withholding obligations associated with the vesting of restricted stock awarded to employees to be presented as a financing activity in the statement of cash flows. The ASU is effective for annual reporting periods (including interim periods within those annual reporting periods) beginning after December 15, 2016 and all amendments in the ASU that apply must be adopted in the same period. The Company plans to adopt this ASU in the first quarter of 2017. The adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements and related disclosures.

In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330), Simplifying the Measurement of Inventory, which provides guidance on current accounting for inventory measurement. The new guidance requires entities to measure inventory at the lower of cost and net realizable value. Net realizable value is defined by the guidance as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The guidance is effective for the interim and annual periods beginning on or after December 15, 2016.  The Company adopted the new guidance and it had an immaterial impact on the Company's consolidated financial statements and related disclosures.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which provides guidance on revenue from contracts with customers that will supersede most current revenue recognition guidance, including industry-specific guidance. The underlying principle is that an entity will recognize revenue upon the transfer of goods or services to customers in an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. In 2016, the FASB issued four amendments to ASU 2014-09. The guidance is effective for the interim and annual periods beginning on or after December 15, 2017 (January 1, 2018 for the Company) (early adoption is permitted for the interim and annual periods beginning on or after December 15, 2016, January 1, 2017 for the Company). The guidance permits the use of either a retrospective or cumulative effect transition method.  The Company is expected to adopt this standard using the modified retrospective method in the first quarter of 2018. The Company has not yet determined whether it will elect early adoption and is currently in the initial stage of evaluating the impact of the pending adoption of this guidance on its consolidated financial statements and related disclosures.

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

On March 5, 2014, the Company closed a registered public offering by certain selling shareholders of 5,403,685 ordinary shares at $28.00 per share, which included 704,828 shares purchased pursuant to the full exercise of the underwriters' option to purchase additional shares. The Company did not receive any proceeds from the sale of these shares. The Company recognized in the statement of operations and comprehensive income (loss) $0.4 million of expenses in respect of such offering.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT

Composition of property and equipment grouped by major classifications is as follows:

	December 31
	2016	2015
	U.S. dollars in thousands
Manufacturing equipment	$24,647	$23,613
Buildings	10,754	10,605
Laboratory equipment	3,853	3,613
Land*	951	951
Furniture, office equipment and computers	2,291	1,837
Leasehold improvements	161	161
Vehicles	16	16
	42,673	40,796
Less: accumulated depreciation and amortization	13,665	11,088
	$29,008	$29,708

*    Land includes long-term leasehold rights in Israel with useful lives of 98 years.

Depreciation and amortization expense totaled $2,577,000, $2,215,000 and $1,941,000 for the years ended December 31, 2016, 2015 and 2014, respectively.

NOTE 4 - JOINT COLLABORATION AGREEMENT

As described in Note 1, the Company has entered into a joint collaboration agreement with a Swedish vegetable oil company. The joint collaboration agreement's initial term ended on December 31, 2016. Thereafter the agreement is automatically extended for consecutive periods of three years, unless terminated by a notice of either party at least 12 months prior to its expiration. As neither party gave termination notice by December 31, 2015, the agreement was automatically extended through December 31, 2019. Under the joint collaboration agreement and two related supply agreements entered into between the parties, the activities of the joint operations are allocated as follows:

The Company has the responsibility for production of the enzyme, research and development, marketing and business development activities. The Partner has responsibility for the supply chain (purchase and procurement of raw materials, managing stock, delivery and collection).

Advanced Lipids operates as a low risk distributor of the joint collaboration. The Company recognizes revenues from its sales of enzymes to the Partner only upon the sale of InFat (as described in Note 5a) by Advanced Lipids to its customers.  As described in Note 1e, the Company accounts for its investment in Advanced Lipids using the equity method of accounting and recognizes its 50% proportionate share of the profit or loss of Advanced Lipids. For the years ended December 31, 2016, 2015 and 2014, sales of enzymes by the Company to the Partner amounted to $15,139,000, $13,950,000 and $13,280,000, respectively. At December 31, 2016 and 2015, the receivable balance was $3,527,000 and $3,706,000, respectively.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 4 - JOINT COLLABORATION AGREEMENT (continued):

In May 2014, AAK submitted a request for arbitration against the Company seeking a determination of the arbitrators that the Company’s disclosure of information in connection with the Company’s initial public offering was an intentional, material breach of the joint venture agreement, as well as a declaration regarding the correct interpretation of certain provisions of the joint venture agreement. The Company submitted its answer to AAK’s arbitration request rejecting AAK's allegations and including also a counter claim, in which the company is seeking monetary damages from AAK due to various breaches of the joint venture agreement by AAK. The arbitration hearing took place in June 2015. On February 2, 2016, the arbitrators rendered their decision, rejecting, in their entirety, AAK's requests for declaratory relief in connection with alleged breaches by the Company of the joint venture agreement's non-disclosure obligations.  Additionally, the arbitrators found that, as the Company maintained, the joint venture agreement should be interpreted such that the only exit the parties have from the agreement is via a buy-sell process which must end in one party buying out the other and not, as AAK had claimed, simply through the expiration of the joint venture agreement.  With respect to the Company's counterclaims, the arbitrators denied all relief requested by the Company. On March 9, 2016, AAK submitted a request for an additional award, under which it requested that the International Chamber of Commerce tribunal determine whether the Company breached its non-disclosure obligations, irrespective as to whether such breach was material or intentional. The Company objected to the request for an additional award. On May 9, 2016, the arbitrators rendered their decision and found that it had addressed all matters submitted to it in its February award and that accordingly there were no grounds for an additional award for AAK. The tribunal also awarded certain costs to the Company in connection with this latest request of AAK.

NOTE 5 - SEGMENT INFORMATION:

a.
Segment information:

The Chief Executive Officer ("CEO") is the Company’s chief operating decision-maker ("CODM"). Management has determined that there are two operating segments, based on the Company's organizational structure, its business activities and information reviewed by the CODM for the purposes of allocating resources and assessing performance.

Nutrition.  This segment develops and manufactures nutritional ingredients for infant formula and dietary supplements, which are tailored to the special needs of the nutrition industry.  These ingredients include InFat, a proprietary, clinically-proven infant formula fat ingredient that more closely resembles human breast milk fat to facilitate healthy infant development and premium phospholipids-based bioactive ingredients for nutritional supplements.  The best-selling bioactive ingredient for nutritional supplements is krill oil, which is a premium Omega-3 bound to phospholipids.  Other nutritional ingredients for dietary supplements are targeted at improving brain health and providing benefits in memory, learning abilities and concentration.

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

The measure of assets has not been disclosed for each segment as it is not provided to the CODM.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 5 - SEGMENT INFORMATION (continued):

   Segment data for the year ended December 31, 2016 is as follows:

	Nutrition	VAYA Pharma	Total	Elimination***	Consolidated
	U.S. dollars in thousands

Net revenues from external customers	$49,658	$11,214	$60,872	$(13,176)	$47,696
Cost of revenues*	27,847	2,382	30,229	(12,660)	17,569
Gross profit*	21,811	8,832	30,643	(516)	30,127
Operating expenses**	11,581	17,591	29,172		29,172
Depreciation and amortization	2,237	490	2,727
Adjusted EBITDA	$12,467	$(8,269)
Share-based compensation expense					2,580
Business development related expenses					554
Provision for bad debt related to payment intermediator					935
Operating loss					$(3,114)
Financial income - net					257
Loss before taxes on income					$(2,857)

*	Including depreciation and amortization but excluding share-based compensation expense.
**	Including depreciation and amortization but excluding share-based compensation expense, business development related expenses and a provision for bad debt related to payment intermediator.
*** Representing the change from proportionate consolidation to the equity method of accounting.

   Segment data for the year ended December 31, 2015 is as follows:

	Nutrition	VAYA Pharma	Total	Elimination**	Consolidated
	U.S. dollars in thousands

Net revenues from external customers	$54,163	$8,471	$62,634	$(12,243)	$50,391
Cost of revenues*	29,686	1,506	31,192	(11,665)	19,527
Gross profit*	24,477	6,965	31,442	(578)	30,864
Operating expenses*	12,704	10,356	23,060	(3)	23,057
Depreciation and amortization	2,127	200	2,327
Adjusted EBITDA	$13,900	$(3,191)
Share-based compensation expense					1,633
Operating Income					$6,174
Financial income - net					471
Income before taxes on income					$6,645

*	Including depreciation and amortization but excluding share-based compensation expense.
**   Representing the change from proportionate consolidation to the equity method of accounting.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 5 - SEGMENT INFORMATION (continued):

   Segment data for the year ended December 31, 2014 is as follows:

	Nutrition	VAYA Pharma	Total	Elimination***	Consolidated
	U.S. dollars in thousands
Net revenues from external customers	$55,815	$5,641	$61,456	$(14,353)	$47,103
Cost of revenues*	30,605	1,435	32,040	(13,775)	18,265
Gross profit*	25,210	4,206	29,416	(578)	28,838
Operating expenses**	13,347	6,957	20,304	(3)	20,301
Depreciation and amortization	2,112	196	2,308
Adjusted EBITDA	$13,975	$(2,555)
Secondary offering expenses					393
Share-based compensation expense					852
Operating Income					$7,292
Financial expenses - net					499
Income before taxes on income					$7,791

*	Including depreciation and amortization but excluding share-based compensation expense.
**	Including depreciation and amortization but excluding share-based compensation expense and Secondary offering expenses.
***  Representing the change from proportionate consolidation to the equity method of accounting.

b.	Entity wide information:

1)	Net revenues by geographic location were as follows:

	Year ended December 31
	2016	2015	2014
	U.S. dollars in thousands
America (*)	$25,267	$29,635	$25,810
Europe	10,146	10,071	10,395
Australia	3,285	2,188	2,388
Asia (**)	7,749	7,173	7,019
Israel	1,249	1,324	1,491
Total revenues	$47,696	$50,391	$47,103

(*)    including net revenues to the United States of America of $22,789,ooo, $25,826,000 and $20,614,000 for the years ended December 31, 2016, 2015 and 2014, respectively.
(**)  including net revenues to China of $5,911,000, $5,480,000 and $4,860,000 for the years ended December 31, 2016, 2015 and 2014, respectively.

2)	Substantially all of the Company's long lived assets are located in Israel.

3)	Revenues from sales of four products, which exceed 10% of total revenues, are as follows:

	Year ended December 31
	2016	2015	2014
	U.S. dollars in thousands
Krill oil (Nutrition Segment)	$11,058	$17,776	$19,131
Enzyme for the production of InFat (Nutrition Segment), see Note 4	$15,139	$13,950	$13,280
Vayarin (VAYA Pharma Segment)	$9,030	$6,395	$4,203
Line of PS products (Nutrition Segment)	$10,015	$9,999	$8,385

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 5 - SEGMENT INFORMATION (continued):

4)	Net revenues from single customers out of the Nutrition Segment that exceed 10% of total net revenues in the relevant year:

	Year ended December 31
	2016	2015	2014
	U.S. dollars in thousands
Customer A	$1,344	$5,528	$4,173

NOTE 6 - INVENTORIES:

	December 31
	2016	2015
	U.S. dollars in thousands
Raw materials and supplies	$11,929	$12,927
In-process inventories	11,428	6,379
Finished goods	2,974	2,509
	$26,331	$21,815

The Company records an inventory obsolescence reserve, which represents any excess of the cost of the inventory over its estimated market value, based on various product sales projections. This reserve is calculated based on age, historical trends and forecasted sales. There is inherent professional judgment and subjectivity made by both production and quality assurance members of management in determining the estimated obsolescence reserve.

The Company recorded raw material and in-process inventory obsolescence reserves of $2,897,000 and $972,000 for the years ended December 31, 2016 and 2015, respectively.

Based on the Company's estimates of the timing of forecasted sales, approximately $12.1 million of raw materials and in-process inventory as of December 31, 2016 may not be sold during the next twelve months.

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

With regard to the employees without a Contribution Plan, the liability is funded in part by the purchase of insurance policies or by the establishment of pension funds with dedicated deposits in the funds. These policies are the Company's assets. The severance payment liability to the employees (based upon length of service and the latest monthly salary - one month’s salary for each year of employment) is recorded in the Company's balance sheets under “retirement benefits obligation”. The liability is recorded as if it was payable at each balance sheet date on an undiscounted basis. In the years ended December 31, 2016, 2015 and 2014, the Company deposited $117,000, $114,000 and $147,000, respectively, with insurance companies and pension funds in connection with its severance payment obligations.

The amounts of severance payment expenses were $544,000, $449,000 and $392,000 for the years ended December 31, 2016, 2015 and 2014, respectively, of which $320,000, $314,000 and $312,000 in the years ended December 31, 2016, 2015 and 2014, respectively, were in respect of the Contribution Plan and funded accordingly.  Gains (losses) on the amounts funded in insurance companies and pension funds, in respect of retirement benefit obligation totaled $30,000,
$12,000 and ($78,000) for the years ended December 31, 2016, 2015 and 2014, respectively.

The Company expects to contribute approximately $440,000 in the year ending December 31, 2017 to insurance companies in connection with its severance liabilities for its operations for that year, $330,000 of which will be contributed to a Contribution Plan.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)
NOTE 8 - COMMITMENTS AND CONTINGENCIES:

a.	Operating leases

As of December 31, 2016, minimum future rentals under operating leases of office space, machinery and equipment and vehicles for periods in excess of one year amounted to $1,292,000 and were to be paid as follows: 2017 - $525,000; 2018 - $434,000; 2019 – $275,000; 2020 - $58,000. The lease expenses in each of the years ended December 31, 2016, 2015 and 2014 were $2,295,000, $1,420,000 and $868,000, respectively.

b.	Marketing and distribution agreements

The Company has entered into marketing and distribution agreements with commercial entities with respect to its products.  Under the terms of the agreements, the distributors have received rights to distribute the products in a defined territory and for various periods.

c.
Toll manufacturing agreement

The Company has entered in 2014 into a 10-year toll manufacturing agreement with respect to one of its products. Under the terms of the agreement, the Company has committed for minimum purchasing through the term of the agreement. The Company can terminate the agreement with a 90-day notice, subject to payment of termination payment which is based on a fixed amount of up to $500,000 reduced by actual purchasing before termination.

d.	Royalties:

1)
The Company is committed to pay royalties to the Innovation Center (Formerly: the Office of the Chief Scientist) of the Israeli Ministry of Economy and Industry (the "Innovation Center"); the royalties are computed based on the Company's net revenues arising from know-how in the research and development in which the Innovation Center participated by way of grants.  Under the terms of the Company’s funding from the Innovation Center, royalties of 3%-5% are payable on sales of products developed from a project so funded, up to 100% of the amount of the grant received by the Company (dollar linked with the addition of annual interest at LIBOR rate). At the time the grants were received, successful development of the related projects was not assured.  In the case of failure of a project that was partly financed by royalty-bearing Government grants, the Company is not obligated to pay any such royalties to the Israeli Government. At December 31, 2016, the maximum royalty amount payable (including interest) by the Company is approximately $3.0 million.

2)
In 2001, the Company and a third party (the "U.S. Partner") entered into an agreement for the development, manufacture and supply of a new product.  The development of this product was funded by BIRD – Israel-U.S. Binational Industrial Research and Development Foundation (the "BIRD Foundation"). The Company is committed to pay royalties to the BIRD Foundation which are computed based on the Company's net revenues from sale of products in the development of which the BIRD Foundation participated.

The U.S. Partner has terminated the research project and the BIRD Foundation gave its consent to the termination as above. Therefore, the Company is not expected to derive any revenues from the said research; however, in case such revenues shall arise to the Company, the maximum royalty amount payable by the Company is $ 370,000 as of December 31, 2016.

3)	Royalty expenses for the years ended December 31, 2016, 2015 and 2014 were recorded in cost of revenues and amounted to $340,000, $194,000 and $115,000, respectively.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)
NOTE 8 - COMMITMENTS AND CONTINGENCIES (continued):

e.	Litigation:

1)
The Company was a party to a number of actions initiated by Neptune Technologies & Bioressources Inc., ("Neptune"), in which Neptune claimed that the Company's krill oil products infringed certain of its patents, namely U.S. Patent Nos. 8,030,348, 8,278,351 and 8,383,675, (the "348 patent", the "351 patent" and the "675 patent", respectively).

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

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 8 - COMMITMENTS AND CONTINGENCIES (continued):

Under the terms of the Settlement Agreement, the Company submitted its post-grant reexamination to the Australian Patent Office ("APO") on December 12, 2014.  On January 28, 2015, the APO issued a reexamination report, finding that all the agreed claims lack novelty Following a second reexamination report for which the Company requested further reexamination, the APO issued a re-examination report on September 4, 2015 finding in favor of Neptune. On November 9, 2015, the Company filed a further reexamination request. On November 2, 2016, Neptune provided the Company with a Notice of Default and Termination in respect of the Settlement Agreement based on what it characterized as material breaches. The Company believes there have not been any material breaches of the Settlement Agreement and intends to vigorously defend its rights under the Settlement Agreement. Management believes it is more likely than not that the APO decision of patentability with respect to those agreed claims will be reversed on reexamination.  Accordingly, at this stage, management does not believe that it is probable that the Company will incur a loss and therefore, the Company has not recorded any provision in its financial statements for these claims.

2)
On September 5, 2014 and September 30, 2014, two stockholders filed class action complaints in the United States District Court for the District of New Jersey purportedly on behalf of all persons who acquired the Company's securities in its IPO or between September 27, 2013 and August 4, 2014.  The lawsuits named as defendants the Company, its directors, certain of its officers and the underwriters of its IPO and assert claims under the United States federal securities laws.  Under the underwriting agreement, the Company is obligated to provide indemnification to the underwriters in connection with legal proceedings, as defined in the agreement. On February 11, 2015, the Court consolidated the cases as In re Enzymotec Ltd. Securities Litigation, Master File No. 14-CV-05556 and appointed a lead plaintiff.  The lead plaintiff filed an amended complaint on May 18, 2015 asserting essentially the same claims as the claims asserted in the initial class action complaints.  The amended complaint, however, does not name the underwriters of the IPO as defendants as the underwriters and lead plaintiff entered into a tolling agreement.  The Company filed a motion to dismiss on July 17, 2015, lead plaintiffs filed an opposition to the motion on September 15, 2015 and the Company filed a reply on October 30, 2015. The Court dismissed the claims related to the Company's krill oil business but did not dismiss the claims related to the infant formula business in China. The Company answered the amended complaint on February 19, 2016 and the parties commenced discovery.

Subsequently, the parties participated in a mediation where they reached an agreement in principle to settle the securities class action lawsuits. Under the proposed class action settlement, the claims against the Company and its officers and directors will be dismissed with prejudice and released in exchange for a cash payment of $6.5 million to be funded by the Company’s insurers. The proposed settlement remains subject to the satisfaction of various conditions, including negotiation and execution of a final stipulation of settlement to be approved by the Company, the Company’s insurers and the plaintiffs. It is then subject to approval by the U.S. District Court for the District of New Jersey following notice to members of the class. The Company and the individual defendants have steadfastly maintained that the claims raised in the securities class action lawsuits were without merit, and have vigorously contested those claims. As part of the settlement, the Company and the individual defendants continue to deny any liability or wrongdoing under the securities laws or otherwise. Accordingly, the Company has not included any provision in its consolidated financial statements for this claim.

Under the underwriting agreement, the Company is obligated to provide indemnification to the underwriters in connection with legal proceedings, as defined in the agreement. However, as discussed above, the underwriters are no longer named defendants.

f.	As to indemnification provided to several customers and distributors and underwriters in connection with legal proceedings, see e(1) and e(2) above.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

 NOTE 9 - SHAREHOLDERS' EQUITY:

a.	Option plans

In 2001, 2003 and 2013 the Company's Board of Directors approved option plans for employees, directors and service providers (the "Plans").  Through December 31, 2016, the Company granted as part of the Plans 5,250,983 options, 165,580 restricted shares and 668,074 restricted share units (see b. below) to employees, directors and service providers. Each option is exercisable into one ordinary share of NIS 0.01 par value.  On December 31, 2016, 307,756 shares were available for issuance upon grants of options or restricted shares or restricted share units under the Plans.

From the effective date of grant options generally vest over a 4-year period 25% each year. In addition, at December 31, 2016, there are 62,782 outstanding options, which are also subject to performance conditions that were not met as of December 31, 2016. Immediately upon exercise, the ordinary shares issued will have the same rights as all other ordinary shares.  In general, any option not exercised within 10 years from the grant date or within three months from the termination of employment will expire, unless extended by the Board of Directors.

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

The fair value of options granted during the years ended December 31, 2016, 2015 and 2014 was $3.95 $2.75 and $3.57, respectively.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 9 - SHAREHOLDERS' EQUITY (continued):

The fair value of each option granted is estimated on the date of grant using the binomial option-pricing model, with the following assumptions:

	Year ended December 31
	2016	2015	2014
Dividend yield	0%	0%	0%
Expected volatility	63%	64%	71%
Risk-free interest rate	2.19%	2.07%	2.44%
Contractual term	10 years	10 years	10 years
Early exercise multiple	191%-215%	178%-203%	178%-203%

The expected volatility is based on the historical volatility of the Company's shares and of comparable companies.  The risk-free interest rate assumption is derived from the interest curve for U.S. government bonds for periods corresponding to the life term of the option on the grant date. The early exercise multiple was based on data of comparable companies.

The total unrecognized compensation cost of options granted to employees, directors and service providers (not including compensation cost in respect of restricted share units, see b. below) at December 31, 2016 is $2,136,000 which is expected to be recognized over a period of 3 years.

A summary of share option plans (excluding restricted share units information, see b. below), and related information, under all of the Company's equity incentive plans for the years ended December 31, 2016, 2015 and 2014 are as follows:

Options granted to employees, directors and service providers:

	Year ended December 31
	2016		2015		2014
	Number of shares upon exercise	Weighted average exercise price*	Number of shares upon exercise	Weighted average exercise price*	Number of shares upon exercise	Weighted average exercise price*
Outstanding at the beginning of the year	1,672,684	6.87	1,587,612	6.64	1,967,784	2.51
Granted	412,059	9.80	347,563	7.38	554,433	13.76
Exercised	(51,746)	3.69	(175,482)	3.04	(908,169)	1.94
Forfeited	(257,738)	11.96	(87,009)	12.55	(26,436)	9.73
Outstanding at the end of the year	1,775,259	6.90	1,672,684	6.87	1,587,612	6.64
Exercisable at the end of the year	1,061,474	4.91	987,568	4.22	1,039,011	2.87

* In dollars per share.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)
NOTE 9 - SHAREHOLDERS' EQUITY (continued):

The following table summarizes information concerning outstanding and exercisable options as of December 31, 2016:

	Options outstanding			Options exercisable
				Shares
	Shares upon		Aggregate	upon		Aggregate
	exercise of	Weighted	intrinsic	exercise of	Weighted	intrinsic
	options	average	value	options	average	value
	outstanding	remaining	(U.S.	outstanding	remaining	(U.S.
Exercise	at end of	contractual	dollars in	at end of	contractual	dollars in
prices *	year	life	thousands)	year	life	thousands)
0.0001	47,600	0.79	312	47,600	0.79	312
1.47	193,800	1.61	984	193,800	1.61	984
3.12	485,316	3.80	1,665	485,316	3.80	1,665
5.34	79,578	6.26	96	79,578	6.26	96
6.97	185,820	8.02	-	48,038	8.06	-
7.84	110,831	8.01	-	27,706	8.01	-
8.35	3,750	8.58	-	3,750	8.58	-
8.49	33,750	9.65	-	-	-
9.92	310,123	9.01	-	-	-
13.76	311,091	7.61	-	165,486	7.61	-
14	13,600	6.75	-	10,200	6.75	-
	1,775,259	6.02	3,057	1,061,474	4.39	3,057

* In dollars per share.

The aggregate intrinsic value in the above table represents the total pre-tax intrinsic value, based on the Company's closing share price of $6.55 on December 31, 2016, less the exercise price. This represents the potential amount receivable by the option holders had all option holders exercised their options as of such date.

b.	Restricted shares and restricted share units

In August 2013, the Company's Board of Directors approved a grant of 156,060 restricted shares to the current Chairman of the Board of Directors.  The restricted shares are subject to vesting over four years commencing on March 31, 2013 and to other vesting milestones as follows: (i) the vesting of 104,040 restricted shares is subject to the occurrence of a change of control event, as defined; and (ii) the vesting of 52,020 restricted shares is subject to: (a) the occurrence of a change of control event, as defined and (b) the achievement of a market cap milestone, as defined. Following the closing of the IPO, the change in control event occurred and accordingly, the 104,040 restricted shares will vest according to their vesting schedule. In addition, the market cap milestone was met in the year ended December 31, 2014 and the 52,020 restricted shares will vest according to their vesting schedule.

The fair value of the restricted shares is estimated based on the market value of the Company's stock on the date of grant. The Company recorded an expense of $545,000, $412,000 and $412,000 for the years ended December 31 2016, 2015 and 2014, respectively in respect of such restricted shares. The total unrecognized compensation expense in respect of such restricted shares at December 31 2016 is $120,000, which is expected to be recognized in the first quarter of 2017.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 9 - SHAREHOLDERS' EQUITY (continued):

In August 2014, the Company's Board of Directors approved a grant of 277,249 restricted share units to the Company's employees. The restricted share units are subject to vesting over four years commencing on August 15, 2014. The fair value of these restricted share units is estimated based on the market value of the Company's stock on the date of award. The Company recorded an expense of $430,000, $397,000 and $170,000 for the years ended December 31, 2016, 2015 and 2014, respectively, in respect of such restricted share units. The total unrecognized compensation expense in respect of such restricted shares units at December 31, 2016 is $677,000, which is expected to be recognized over a period of 1.6 years.

In January and February 2015, the Company granted 160,398 restricted share units to the Company's employees of which 129,007 are subject to vesting over four years commencing on January 1, 2015 and 31,391 are also subject to performance conditions that were not met as of December 31, 2016. The fair value of the 129,007 restricted share units is estimated based on the market value of the Company's stock on the date of award. The Company recorded an expense of $145,000 and $153,000 for the years ended December 31, 2016 and 2015, respectively, in respect of such restricted share units. The total unrecognized compensation expense in respect of such restricted shares units at December 31, 2016 is $314,000, which is expected to be recognized over a period of 2 years.

In February and July 2015, the Company granted 7,500 restricted share units to two of its directors. The restricted share units vested in August 2016. The fair value of these restricted share units was estimated based on the market value of the Company's stock on the date of award. The Company recorded an expense of $20,000 and $24,000 for the years ended December 31, 2016 and 2015, respectively in respect of such restricted share units.

In January 2016, the Company granted an aggregate of 189,177 restricted share units to the Company's employees. The restricted share units are subject to vesting over four years commencing on January 1, 2016. The fair value of these restricted share units is estimated based on the market value of the Company's stock on the date of award. The Company recorded an expense of $301,000 in the year ended December 31, 2016 in respect of such restricted share units. The total unrecognized compensation expense in respect of such restricted shares units at December 31, 2016 is $905,000, which is expected to be recognized over a period of 3 years.

In August 2016, the Company granted an aggregate of 33,750 restricted share units to its directors. The restricted share units will vest as of the date of the Company's annual meeting of shareholders in 2017. The fair value of these restricted share units is estimated based on the market value of the Company's stock on the date of award. The Company recorded an expense of $98,000 in the year ended December 31, 2016 in respect of such restricted share units. The total unrecognized compensation expense in respect of such restricted shares units at December 31, 2016 is $138,000, which is expected to be recognized in 2017.

Restricted share units granted to employees and directors:

	Number of restricted share units upon exercise
	2016	2015	2014
Outstanding at the beginning of the year	333,274	269,231	-
Granted	222,927	167,898	277,249
Vested	(82,463)	(60,344)
Forfeited	(101,661)	(43,511)	(8,018)
Outstanding at the end of the year	372,077	333,274	269,231

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 9 - SHAREHOLDERS' EQUITY (continued):

c.
Share based compensation expense

The following table illustrates the effect of share-based compensation (including restricted shares and restricted share units information) expense on the consolidated statement of operations and comprehensive income (loss):

	Year ended December 31
	2016	2015	2014
	U.S. dollars in thousands
Cost of revenues	$140	$108	$51
Research and development expenses -net	358	255	103
Selling and marketing expenses	811	362	146
General and administrative expenses	1,271	908	552
	$2,580	$1,633	$852

d.	Accumulated other comprehensive loss:

	December 31
	2016	2015	2014
	U.S. dollars in thousands
Unrealized loss on marketable securities*	$(465)	$(284)	$(125)
Currency translation adjustment	(386)	(275)	(177)
Unrealized gain from cash flow hedge**	415	88	238
	$(436)	$(471)	$(64)

*
In the years ended December 31, 2016 and 2015, an amount of $95,000 and $108,000, respectively, in respect of unrealized loss from marketable securities was reclassified from accumulated other comprehensive income (loss) into financial expenses.

**
In the year ended December 31, 2016, amounts of $65,000 and $(12,000) in respect of unrealized gain (loss) from cash flow hedge were reclassified from accumulated other comprehensive income (loss) into financial income and revenues, respectively.

In the year ended December 31, 2015, an amount of $939,000 in respect of unrealized gain from cash flow hedge was reclassified from accumulated other comprehensive income (loss) into revenues.

In the year ended December 31, 2014, amounts of $60,000 and $470,000 in respect of unrealized gain (loss) from cash flow hedge were reclassified from accumulated other comprehensive income (loss) into financial income and revenues, respectively.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 10 - TAXES ON INCOME:

a.	The Company

The Company is taxed according to Israeli tax laws:

1)      Measurement of results for tax purposes

 As explained in Note 1c, the dollar is the functional currency of the Company, and the Company's consolidated financial statements are presented in dollars. The difference between the changes in the new Israeli shekel ("NIS") and the exchange rate of the dollar, both on an annual and a cumulative basis causes a difference between taxable income and income reflected in these consolidated financial statements.

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

In January 2016, the Law for the Amendment of the Income Tax Ordinance (No. 216) was published, enacting a reduction of corporate tax rate in 2016 and thereafter, from 26.5% to 25%.

In December 2016, the Economic Efficiency Law (Legislative Amendments for Implementing the Economic Policy for the 2017 and 2018 Budget Year), 2016 was published, introducing a gradual reduction in corporate tax rate from 25% to 23%. However, the law also included a temporary provision setting the corporate tax rate in 2017 at 24%. As a result, the corporate tax rate will be 24% in 2017 and 23% in 2018 and thereafter.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

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

The main benefit arising from such status is the reduction in tax rates on income derived from an Approved Enterprise. Income derived from Approved or Benefited Enterprises is tax exempt for a period of up to ten years period of benefits. The period of tax benefits, as described above, is subject to limitations of the earlier of 12 years from the commencement of production, or 14 years from the date of approval. As of December 31, 2016, the period of benefits has not yet commenced.

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

Under an amendment 68 to the Investment Law (“Amendment 68”), a uniform corporate tax rate will apply to all qualifying industrial income of such company(“Industrial Company”), as opposed to the previous law’s incentives, which were limited to income from Approved Enterprises during their benefits period. Under the law, when the election is made, the uniform tax rate (for 2014 and on) will be 9% in areas in Israel designated as Development Zone A. Based on its location, the Company is entitled to the reduced tax rate of 9%. Under an amendment to the Investment Law enacted in December 2016, the reduced tax rate of 9% is scheduled to decrease to 7.5% for 2017 and thereafter.

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

As of December 31, 2016, the Company decided not to adopt the application of Amendment 68.

5)	Losses for tax purposes, carried forward to future years

Carryforward tax losses of the Company at December 31, 2016, approximated $7 million and can be carried forward without expiration.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 10 - TAXES ON INCOME (continued):

b.	Non-Israeli Subsidiaries

Subsidiaries that are incorporated outside of Israel are assessed for tax under the tax laws in their countries of residence. The principal tax rates (Federal and State) applicable to the subsidiaries incorporated in the U.S. is approximately 40%.

c.	Tax assessments

The Company and its subsidiaries have not been assessed since incorporation. In accordance with the Israeli Income Tax Ordinance, tax assessments of the Company through tax year 2012 are considered final.

d.	Income (loss) before income taxes is composed of the following:

	Year ended December 31
	2016	2015	2014
	U.S. dollars In thousands
Israel	$(3,935)	$5,742	$7,138
Non-Israeli subsidiaries	1,078	903	653
	$(2,857)	$6,645	$7,791

e.	Taxes on income - current -

non-Israeli subsidiaries	$458	$407	$406

f.	Uncertain tax positions

As of December 31, 2016 and 2015, the Company had not accrued a provision for uncertain tax positions.

g.	Deferred income taxes

Deferred taxes are computed using the tax rates expected to be in effect when those differences reverse.  Since the Company is entitled to a tax exemption for a period of ten years, the tax rate used in computation of deferred taxes on its carry forward losses and timing differences is zero.

h.	Reconciliation of theoretical tax expense to actual tax expense:

	Year ended December 31
	2016	2015	2014
	U.S. dollars in thousands
Income (loss) before taxes on income	$(2,857)	$6,645	$7,791
Theoretical tax expenses (benefit) at the statutory rate (2014 and 2015– 26.5%; 2016-25%)	(714)	1,761	2,065
Increase (decrease) in taxes on income due to:
Computation of deferred taxes at a rate, which is different than statutory rate	245	(1,194)	(1,314)
Difference between income reported for tax purposes and income for financial reporting purposes – mainly dollar – NIS differences		(738)	(675)
Non-deductible expenses- mainly share-based compensation expense	655	452	256
Different effective tax rates and taxable income applicable to the subsidiaries	272	126	74
Taxes on income	$458	$407	$406

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)
NOTE 11 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

	December 31
	2016	2015
	U.S. dollars in thousands
a. Accounts receivable - other:
Advance to supplier	$97	$71
Institutions	700	1,291
Innovation Center (See Note 8d(1))	78	54
Fair value of derivatives	601	423
Prepaid expenses and sundry	551	519
	$2,027	$2,358
b. Accounts payable and accruals - other:
Employees and payroll related institutions	$777	$1,541
Provision for vacation and recreation pay	482	468
Royalties payable	135	106
Fair value of derivatives	59	45
Accrued expenses and sundry	2,350	3,267
	$3,803	$5,427

	Year ended December 31
	2016	2015	2014
	U.S. dollars in thousands
c. Research and development expenses - net:
Total expenses	$7,601	$6,275	$6,131
Less - participation and grants	232	126	145
	$7,369	$6,149	$5,986

d. Financial income (expenses) - net:
Interest expenses and other bank charges	$(169)	$(152)	$(139)
Interest income	674	601	332
Foreign exchange gain (losses) – net	(310)	(311)	276
Gain in respect of derivatives – net	62	333	30
	$257	$471	$499

NOTE 12 - FAIR VALUE MEASUREMENT

Financial items carried at fair value as of December 31, 2016 and 2015 are classified in the tables below in one of the three categories described in Note 1u:

	December 31, 2016
	U.S. dollars in thousands
	Level 1	Level 2
Cash and cash equivalents -
cash deposits	$7,581
Marketable securities - debt securities	52,746
Derivatives:
Forward contracts and currency options (current liabilities) designated as hedging instruments		$(59)
Forward contracts and currency options (current assets) designated as hedging instruments		600
Currency options (current assets)		1
	$60,327	$542

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 12 - FAIR VALUE MEASUREMENT (continued):

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

As of December 31, 2016 and 2015, the Company has entered into forward exchange contracts in respect of forecasted sales transactions at a notional amount of €5.3 million and €8.5 million, respectively (approximately $5.6 million and $9.2 million at December 31, 2016 and 2015, respectively). Such transactions were entered into to reduce the exposure from sales denominated in euros. These transactions qualify for cash flow hedge accounting.

As of December 31, 2016 and 2015 the Company has entered into collar deal contracts in respect of forecasted operating expenses at a notional amount of NIS 7.3 million and NIS 33 million, respectively (approximately $1.9 million and $8.7 million at December 31, 2016 and 2015, respectively). Such transactions were entered into to reduce the exposure from expenses denominated in NIS. These transactions qualify for cash flow hedge accounting.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 13 - MARKETABLE SECURITIES:

a.	Available-for-sale securities

Available-for-sale securities are comprised of debt securities.

As of December 31, 2016 and 2015 the fair value, amortized cost and gross unrealized holding gains and losses of such securities are as follows:

	Fair value	Amortized cost	Unrealized holding gains	Unrealized holding losses
	U.S. dollars in thousands

December 31, 2016	$52,746	$53,084	$8	$346
December 31, 2015	$37,369	$37,653	$69	$353

Investments in marketable securities are classified based on the remaining period until maturity.

b.	Contractual maturities

The contractual maturities of debt securities at December 31, 2016 are as follows:

U.S. dollars in thousands
2017	$19,594
2018	10,458
2019	9,084
2020 and thereafter	13,610
$52,746

NOTE 14 - RELATED PARTIES:

	Year ended December 31
	2016	2015	2014
	U.S. dollars in thousands
Directors' fees	$449	$375	$246

At December 31, 2016, there were 202,504 options outstanding with an average exercise price of $5.28 that were granted to directors. At December 31, 2016, 165,354 out of these options were exercisable. As to restricted shares and restricted share units granted to the directors, see Note 9b.

ENZYMOTEC LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 15 - EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share for the years indicated (in thousands, except per share amounts):

	Year ended December 31
	2016	2015	2014
Basic earnings (loss) per share:
Net income (loss)	$(2,923)	$6,683	$7,838
Net income (loss) applicable to ordinary shareholders –basic	$(2,923)	$6,683	$7,838
Weighted average ordinary shares outstanding	22,739,181	22,506,955	21,902,057
Basic earnings (loss) per share	$(0.13)	$0.30	$0.36

Diluted earnings (loss) per share:
Net income (loss) applicable to ordinary shareholders – diluted	$(2,923)	$6,683	$7,838
Weighted average number of shares used in the computation of basic earnings per share	22,739,181	22,506,955	21,902,057
Add -
additional shares from the assumed exercise of employee options, restricted shares and restricted share units vesting	-	775,910	1,308,516
Weighted average number of shares used in the computation of diluted earnings per share	22,739,181	23,282,865	23,210,573
Diluted earnings (loss) per share	$(0.13)	$0.29	$0.34

The computation of diluted loss per share for the year ended December 31, 2016 excluded 1,732,658 options, 48,775 restricted shares and 250,484 restricted share units to employees and directors on a dilutive weighted average basis, because their inclusion would have had an anti-dilutive effect on the diluted loss per share.

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